5/22

07026932

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Laird Group PLC

*CURRENT ADDRESS 100 Pall Mall

London SW1Y 5NQ

UK

**FORMER NAME

**NEW ADDRESS

PROCESSED

SEP 28 2007

THOMSON FINANCIAL

FILE NO. 82- 35719 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mac

DAT : 9/26/07

SCHEDULE 1

Information Required to be Made Public on an Ongoing Basis Pursuant to Rule 12g3(b)(1)(ii)

The Laird Group PLC (the "Company")

This Schedule 1 is a list furnished pursuant to Rule 12g3(b)(1)(ii) under the Exchange Act identifying information that the Company is required to (i) make public pursuant to the laws of England and Wales; (ii) file with the Financial Services Authority (the **"FSA"**) acting as the United Kingdom Listing Authority (**"UKLA"**) or with London Stock Exchange plc (the **"LSE"**) (and which is made public thereby); or (iii) distribute to holders of its securities.

References to a Regulatory Information Service (**"RIS"**) refer to the definition in the Listing Rules. This definition comprises any of the following company news services:

- Business Wire Regulatory Disclosure provided by Business Wire;
- News Release Express provided by CNN Mathews UK Limited;
- Announce provided by Hugins ASA;
- PR Newswire Disclose provided by PR Newswire;
- RNS provided by the LSE; and
- FirstSight provided by Romeike.

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
1.	**Memorandum and Articles of Association.**	Filed with the Registrar of Companies for England and Wales (**"Registrar"**) on incorporation.	The UK Companies Act 1985 (**"Companies Act 1985"**), section 10.
2.	**Amendments to Memorandum and Articles of Association.**	A copy of the resolution sent to the Registrar within 15 days of being passed.	Companies Act 1985, section 18(2) and 380.
		Two copies of proposed amendments to the articles and/or memorandum lodged with the FSA by no later when the Company sends the notice convening the meeting to decide on the amendment.	Listing Rules, rule 9.2.14.
3.	**Registration of particulars of special rights attaching to shares where not otherwise registrable.**	Form 128 filed with Registrar within one month of relevant event.	Companies Act 1985, section 128.
4.	**Consolidation of share capital, subdivision of redemption on division, cancellation of shares.**	Form 122 filed with Registrar within one month of alteration.	Companies Act 1985, section 122(1).
5.	**Increase of nominal capital**	Copy of resolution authorising increase and Form 123 giving	Companies Act 1985,

TYPE OF INFORMATION OR REPORT		REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
	beyond the registered capital.	particulars of increase filed with the Registrar within 15 days of resolution being passed.	section 123.
6.	**Statement of rights of allotted shares** (if these rights are not stated in the Company's memorandum or articles of association or in any resolution or agreement which needs to be submitted to the Registrar and are not in all respects uniform with the rights attached to shares previously allotted).	Form 128(1) filed with Registrar within one month of allotment.	Companies Act 1985, section 128(1).
7.	**Statement of particulars of variation of rights attached to shares** and varied otherwise than by an amendment of the Company's memorandum and/or articles or by a resolution or agreement required to be submitted to the Registrar under section 380 of Companies Act 1985.	Form 128(3) filed with the Registrar within one month from the date on which the variation is made.	Companies Act 1985, section 128(3).
8.	**Notice of assignment of a new name or other designation to any class of its shares** (otherwise than by an amendment of the Company's memorandum and/or articles or by a resolution or agreement required to be submitted to the Registrar under section 380 of Companies Act 1985).	Form 128(4) filed with the Registrar within one month from the date on which such new name or designation is given.	Companies Act 1985, section 128(4).
9.	**Notification of major interests in shares:** (a) in accordance with Chapter 5 of the Disclosure and Transparency Rules (by a person who obtains, increases or decreases an interest in the Company's shares which amounts to (with certain exceptions) three per cent. of the issued share capital or more); and (b) in accordance with section 793 of the UK Companies Act 2006 (by a person interested in the Company's shares including particulars of a current interest and any interest held in the preceding three years).	Notification to a RIS as soon as possible and in any event by the end of the business day following the receipt of the information by the Company.	Listing Rules, rule 9.6.7 and 9.6.8. Disclosure and Transparency Rules 5.1.2. UK Companies Act 2006, section 793.

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
10.	**Notification of transactions in the shares of the Company by persons discharging managerial responsibilities and connected persons:**	To a RIS as soon as possible and in any event by no later that the end of the business day following the receipt of the information by the Company.	Disclosure Rules, rule 3.1.
11.	**Charges and mortgages:**		
	Creation:	Form 395 filed with the Registrar within 21 days after date of creation of charge, together with the instrument creating or evidencing the charge.	Companies Act 1985, section 396.
		Form 397 should be filed to register a charge to secure a series of debentures and form 400 is used to disclose particulars of a mortgage or charge subject to which the property has been acquired.	Companies Act 1985, section 397 and 400.
	Satisfaction:	If a charge or mortgage is satisfied (in full or in part only), this should be notified to the Registrar on form 403a.	Companies Act 1985, section 403.
		If part of the property or undertaking charged has been either released from the charge or no longer forms part of the company's property or undertaking, this should be declared and delivered to the Registrar for registration on form 403(b).	
12.	**Appointment of receiver or manager of the Company's property.**	Form 405(1) filed with the Registrar within 7 days of the appointment.	Companies Act 1985, section 405(1).
13.	**Appointment of liquidator on voluntary (members or creditors) winding-up of the Company.**	Form 600 filed with the Registrar within 14 days of appointment of the liquidator. Notice of such appointment should also be published in the Gazette within the same time frame.	Insolvency Act 1986, section 109.
14.	**Resignation of the Company's auditor**	Copy of notice of resignation from the auditor to the Registrar within 14 days of receipt of such notice	Companies Act 1985, section 392

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
15.	**Annual Return**	Form 363s filed with the Registrar within 28 days of the date to which it is made up (such date as convenient at least once in any period of 12 months)	Companies Act 1985, section 363
16.	**Preliminary statement of the annual results of the Company and of any decision to pay or make or withhold any dividend or other distribution on listed securities.**	Publication and notification to a RIS as soon as possible after the approval by the board of directors of the Company but no later than within 120 days of end of period to which the statement relates.	Listing Rules, rule 9.7.2.
17.	**Annual Report and Accounts** (prepared in accordance with the Company's national law and, in all material respects, with national accounting standards or IAS and independently audited and reported on and in consolidated form if the Company has subsidiary undertakings).	To a RIS as soon as possible after they have been approved by the shareholders but no later than within six months of the end of the financial period to which they relate.	Listing Rules, rule 9.8.
18.	**Half-yearly report.**	To a RIS as soon as possible after its approval by the board of director and within 90 days of the end of the period to which the statement relates and published either by sending directly to shareholders or by way of advertisement in a national newspaper.	Listing Rules, rule 9.9.
19.	**An annual information update** prepared by the Company that refers to or contains all information that has been published or made available to the public over the previous 12 months in one or more EEA states and in third countries in compliance with the EC and national laws.	To a RIS	Prospectus Rules, rule 5.2. Part VI of the Financial Services and Markets Act 2000.
20.	**Notices of general meetings and proxy forms.**	To shareholders entitled to attend and vote.	Listing Rules, rules 9.3.3 and 9.3.6. (1) and (2).
		Notices of meetings must be sent to shareholders 14 or 21 clear days in advance of the meeting depending on the resolution.	Companies Act 1985, sections 369 and 378.

TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
21. **Notices and circulars giving information on:** (a) the allocation and payment of dividends and/or interest; (b) the issue of new securities, including arrangements for the allotment, subscription, conversion or exchange of such securities; and (c) (the redemption or repayment of the securities.	To shareholders.	Listing Rules, rules 9.3.3(3).
22. **All resolutions passed by the Company** other than resolutions concerning ordinary business at an annual general meeting.	To a RIS as soon as possible after a general meeting.	Listing Rules, rule 9.6.18.
23. **Allotment of shares:** Board resolution allotting securities or authorising the issue of securities to be admitted to trading on the LSE, together with the Application for Admission of Securities to the Official List and the listing particulars (or prospectus) approved by the FSA.	To the FSA (Listing Applications team) no later than 12.00 p.m. at least two business days prior to the day on which the Company is requesting the FSA to consider the application for admission to trading.	Listing Rules, rule 3.3.
	Form 1 (application for admission of securities to trading) to the LSE (Issuer Implementation) by no later than 12:00 at least ten business days prior to the day on which the Company is requesting that the LSE consider the application for admission to trading (provisional submission).	LSE Admission and Disclosure Standards, rule 2.5
	A copy of a prospectus together with form 1 and the board resolution allotting the securities or authorising the issue to the LSE (Issuer Implementation) by no later than 12:00 at least two business days prior to the day on which the Company is requesting that the LSE consider the application for admission to trading.	LSE Admission and Disclosure Standards, rule 2.6
If the board resolution is not available, written confirmation from the Company that the securities have	To the FSA no later than 1 hour before the admission to listing is expected to become effective	Listing Rules, rule 3.3.4.

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
	been allotted.	and to the LSE no later than 7:30 a.m. on the day that admission is expected to become effective.	LSE Admission and Disclosure Standards, rule 2.6
	A completed shareholders statement (in the case of an applicant that is applying for a listing of equity securities for the first time) or a completed pricing statement (in the case of a placing by an applicant of equity shares of class already listed) signed by a sponsor.	To the FSA before 9.00 a.m. on the day the FSA is to consider the application.	Listing Rules, rule 3.3.3.
	If by virtue of its holding treasury shares the Company is allotted shares as part of capitalisation issue	To a RIS as soon as possible but no later than 7.30 on the business day following the calendar day on which allotment occurred.	Listing Rules, rule 12.6.3.
		Form 88(2) filed with the Registrar within one month of allotment, and where non-cash consideration is given in whole or in part, (together with a stamped copy of the contract constituting the title of the allotee to the allotment and together with any contract for sale or services or other consideration in respect of which that allotment was made.	Companies Act 1985, section 88(2) and 88(3).
		Copy of the shareholders' resolution authorising the board of directors to allot securities filed with the Registrar within 15 days.	Companies Act 1985, section 80(8).
24.	**Notice of change to the board of the Company**, including the appointment, removal, retirement or resignation of a director or any change to any important functions or executive responsibilities of a director.	To a RIS as soon as possible and no later than the end of the business day after the decision or receipt of notice about the change by the Company.	Listing Rules, rule 9.6.11.
		Form 288a (appointment of directors / secretaries); Form 288b (resignation of directors / secretaries); Form 288c (change in details of directors / secretaries) filed with the Registrar within 14 days of	Companies Act 1985, section 288.

		change.	
25.	**Notification of relevant details of any new director of the Company or any changes in respect of any current director, including:** (a) details of all directorships held by such director in any other publicly quoted company at any time in the previous five years, (b) any unspent convictions in relation to indictable offences, (c) details of any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the director was an executive director at the time or within the 12 months preceding, such events; (d) details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the director was a partner at the time of, or within the 12 months preceding, such events; (e) details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of or within the 12 months preceding such event; (f) details of any public criticisms of the director by statutory or regulatory authorities (including designated	To an RIS as soon as possible following the decision to appoint the director and in any event within five business days of the decision.	Listing Rules, rule 9.6.13. and 9.6.14.

TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
professional bodies) and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.		
26. **Notification of lock-up arrangements:** (a) of information relating to the disposal of equity shares under an exemption allowed in the lock-up arrangements; (b) of the details of any variation in the lock-up arrangements.	To a RIS as soon as possible	Listing Rules, rule 9.6.16.
27. **Notice of change of registered office of the Company.**	Form 287 filed with the Registrar of Companies. Change effective upon notice being registered by the Registrar of Companies.	Companies Act 1985, section 287.
28. **Change of the Company's name.**	To a RIS as soon as possible after the change takes effect, stating the date on which it has taken effect and, to the FSA in writing of the change together with the revised certificate of incorporation on change of name.	Listing Rules, rule 9.6.19.
	Notice of the general meeting must be provided to all shareholders so that they can approve the name change by special resolution. A certified copy of such resolution must be filed with the Registrar.	Companies Act 1985, section 28.
29. **Register of Members.**	Available for public inspection at the Company's registered office or other location as notified to the Registrar on Form 353 (or form 353a if register is kept in a non-legible form).	Companies Act 1985, section 356 and 353. Companies (Register and Other Records) Regulation 1985, regulation 3(1)
30. **Notice of change of location of the Register of Members.**	To the Registrar within 14 days of change. Change is effective after giving written notice to the Registrar.	Companies Act 1985, section 353.
31. **Closure of the Register of**	Advertised in a newspaper	Companies Act 1985,

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
	Members (not to exceed in the whole 30 days in each year).	circulating in the district in which the Company's registered office is situated prior to closure of share register.	section 358.
32.	**Location of register of debenture holders** (if different to the Company's registered office)	Form 190 filed with the Registrar or form 190A if register is kept by computer or in some other non-legible form.	Companies Act 1985, section 190. Companies (Registers and Other Records) Regulations 1985, regulation 5(1).
33.	**Change of accounting reference date of the Company.**	To a RIS as soon as possible.	Listing Rules, rule 9.6.20.
		Form 225 filed with the Registrar.	Companies Act 1985, section 225.
	If the effect of the change in the accounting reference date is to extend the accounting period to more than 14 months	A second interim report in respect of either (i) the period up to the old accounting reference date; or (ii) the period no more than six months prior to the new accounting reference date must be published and a RIS notified as soon as possible after its approval by the board.	Listing Rules, rule 9.6.21.
34.	**Disclosure of inside information:** Information affecting the assets and liabilities of the Company, the course of the Company's business, major new developments in the business of the Company, the financial condition, performance or expectation of the performance of the Company's business which would be likely to have a significant effect on the price of the Company's financial instruments.	To a RIS as soon as possible and on the Company's internet site by close of business following the day of the RIS announcement except that the Company may delay the public disclosure so as not to prejudice its legitimate interest provided that such omission would not be likely to mislead the public; any person receiving the information owes the Company a duty of confidentiality and the Company is able to ensure the confidentiality of that information.	Disclosure Rules, rule 2.2. Disclosure Rules, rule 2.5.1. and 2.5.6.
		When a person acting on behalf of the Company discloses any inside information to a third party in the normal exercise of	Market Abuse Directive, article 6(2) and (3).

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
		his duties, the Company must notify a RIS simultaneously if an intentional disclosure and as soon as possible if a non-intentional disclosure.	
		The Company must keep and, if so requested by the FSA, must provide to it a list of persons who have access to the inside information.	Disclosure Rules, rule 2.8.2.
35.	**Notice that the proportion of any class of listed equity shares in the hands of the public has fallen below 25 per cent. of the shares for which application for admission has been made** or, where applicable, such lower percentage as the UKLA may have agreed.	Notification to the FSA as soon as possible	Listing Rules, rule 9.2.16.
36.	**All circulars, notices, reports, announcements or other documents issued by the Company and to which the Listing Rules apply.**	To the FSA for publication at the same time as they are issued and to a RIS as soon as possible when the document has been forwarded to the FSA.	Listing Rules, rule 9.6.1.
37.	**Notifications relating to the capital of the Company:**		
37.1	Any proposed change in the Company's capital structure, save that an announcement of a new issue may be delayed whilst a marketing or an underwriting is in process.	To a RIS as soon as possible (except during marketing or underwriting).	Listing Rules, 9.6.4 (1).
37.2	Any change in the rights attaching to any class of listed shares of the Company or to any of its listed equity securities which are convertible into equity shares	To a RIS as soon as possible	Listing Rules, rule 9.6.4 (2).
37.3	Any redemption of listed shares including details of the number of shares redeemed and the number of shares of that class outstanding following redemption.	To an RIS as soon as possible.	Listing Rules, rule 9.6.4 (3).
37.4	Any extension of time granted for the currency of temporary documents of	To an RIS as soon as possible.	Listing Rules, rule

TYPE OF INFORMATION OR REPORT		REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
	title.		9.6.4 (4).
37.5	The effect, if any, of any issue of further securities on the terms of exercise of rights under options, warrants and other securities convertible into equity shares.	To a RIS as soon as possible.	Listing Rules, rule 9.6.4 (5).
37.6	Basis of equity securities offered to public for cash and by way of open offer to shareholders.	To a RIS as soon as possible.	Listing Rules, 9.6.5.
37.7	The results of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities.	To the Registrar within one month and to a RIS as soon as result is known (except where shares are subject to an underwriting arrangement, then notify an RIS not later than by two business days after the obligation by the underwriter to take or procure to take securities is finally determined or lapses).	Listing Rules, Rule 9.6.4 and 9.6.6. Companies Act 1985, section 88.
38.	**Significant transactions**	To a RIS as soon as possible after terms are agreed.	
38.1	<u>Class 3 transaction:</u> (size of the business which is the subject of the transaction under 5% of the size of the Company - as measured by the relevant class tests)	The notification must include the amount of securities being issued (if part of consideration), details of the transaction and value of the consideration or of gross assets acquired, if greater.	Listing Rules, rule 10.3.
38.2	<u>Class 2 transaction:</u> (size of the business which is the subject of the transaction between 5% and 25% of the Company's size)	Notification as above plus a description of the business carried out by, or using the net assets the subjects of the transaction, the profits attributable to those assets, the effect of the transaction on the Company (including any expected benefits), details of any service contracts of proposed directors of the Company and of key individuals of the business being subject of the transaction; and for a disposal - application of the sale proceeds. If there are any changes significantly affecting any matter contained in the notification, the supplementary notification is	Listing Rules, rule 10.4

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
		required.	
38.3	Class 1 transaction (size of the business which is the subject of the transaction exceeds 25% of the Company's size) and the reverse takeover:	Notification as for class 2 transaction above. Circular to the shareholders to obtain their prior approval to the transaction.	Listing Rules, rule 10.5 and 10.6.
39.	**Related party transactions**	Notification to a RIS as for class 2 transaction plus the nature of the related party and the details of the nature and extent of the related party's interest in the transaction or arrangement. Circular to the shareholders.	Listing Rules, rule 11.1.7.
	If the transaction is small (under 5% but with one class test ratio over 0.25% as calculated by the relevant tests)	Notification the FSA in writing of the proposed transaction; together with a written confirmation from an independent advisor that the terms are fair and reasonable for the shareholder; and undertaking in writing to the FSA to include details of the transaction in the next annual accounts of the Company.	Listing Rules, rule 11.1.10.
40.	**Proposal by the board of directors to submit to shareholders a proposal for the Company to purchase its own shares and the outcome of the shareholders' meeting**	To a RIS as soon as possible and circular to shareholders.	Listing Rules, rule 12.4.4. and 12.4.5.
41.	**Purchase of own listed equity securities by or on behalf of the Company.**	To a RIS as soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day on which the purchase occurred AND	Listing Rules, rule 12.4.6.
	If shares are cancelled:	Stamped form 169 filed with the Registrar within 28 days beginning with the date on which such shares are delivered to the Company.	Companies Act 1985, section 162 and 169 (1).
	If shares are to be held in treasury:	Stamped form 169(1B) filed with the Registrar within 28 days beginning with the date on which such shares are delivered.	Companies Act 1985, section 169.
	If treasury shares are	Stamped form 169(A)(2) filed	Listing Rules, rule

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
	cancelled/sold:	with the Registrar within 28 days beginning with the date on which such shares are cancelled or disposed of. Notify a RIS as soon as possible and in any event by no later than 7.30 a.m. on the business day following the calendar day on which sale or cancellation occurred	12.6.4.
42.	**Purchase of warrants or options over the Company's own equity shares entitling to 15% or more of the Company's existing issued shares (excluding treasury shares) within a period of 12 months.**	Circular to the shareholders	Listing Rules rule 12.5.7.
43.	**Notification of the decision of the Company to purchase its equity securities (other than equity shares) or preference shares and the purchases will not consist of individual transactions in accordance with the terms of the issue of the relevant securities.**	To a RIS.	Listing Rules, rule 12.5.1.
44.	**Purchase, early redemptions or cancellations** of the Company's own listed equity securities (other than equity shares) or preference shares by or on behalf of the Company when an aggregate of 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled and for each 5% in aggregate of the initial amount of that class acquired thereafter.	To a RIS as soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day on which the relevant threshold is reached or exceeded.	Listing Rules, rule 12.5.2 and 12.5.3.
45.	**Rights issue:** (a) the issue price and principal terms of the issue; and (b) the result of the issue and, if any rights not taken up are sold, details of the sale, including the date and price per share.	To a RIS as soon as possible	Listing Rules, rule 9.5.5.
46.	**Timetable for the open offer**	For approval by the LSE in	Listing Rules, rule

	TYPE OF INFORMATION OR REPORT	REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
		advance of such action but no later than 9:00 a.m. on the day before the proposed announcement.	9.5.7.
47.	**Notification of any announcement of the timetable for any proposed action affecting the rights of existing holders of listed securities traded on the LSE**	To the LSE in advance of such action but no later than 9:00 a.m. on the day before the proposed announcement.	LSE Admission and Disclosure Standard, rule 3.4
	Any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified.	Immediately to the LSE.	LSE Admission and Disclosure Standard, rule 3.6
48.	**Listing particulars or prospectus and supporting documentation in respect of admission of securities to the Official List of the UKLA**	A copy of a prospectus/listing particulars must be approved by the FSA and then filed with the FSA and made available to the public as soon as practicable and in the case of an initial public offer of a class of shares not already admitted to trading that is to be admitted for the first time at least six working days before the end of offer.	Prospectus Rules, rule 3.2.
		A copy of a prospectus together with form 1 (application for admission of securities to trading) and the board resolution allotting the securities or authorising the issue to the LSE (Issuer Implementation) by no later than 12:00 p.m. at least two business days prior to the day on which the Company is requesting that the LSE consider the application for admission to trading.	Admission and Disclosure Standards, rule 2.6
	Supplementary Listing Particulars or Prospectus	If a significant new factor arises or is noted, supplementary listing particulars or prospectus must be submitted to as soon as practicable and approved by the FSA and published	Prospectus Rules, rule 3.4.

TYPE OF INFORMATION OR REPORT		REQUIRED DATE OF RELEASE	SOURCE OF REQUIREMENT
49.	**Information relating to any request to a recognised investment exchange** (as such term is defined in the UK Financial Services and Markets Act 2000) to admit or re-admit any of its listed securities to trading, or to cancel or suspend trading of its listed securities or where it is informed by a recognised investment exchange that trading of any of its listed securities will be cancelled or suspended	To the FSA in writing as soon as possible	Listing Rules, rule 9.2.2.
50.	**Information that the FSA considers appropriate** to protect investors or ensure the smooth operation of the market or any other information or explanation that the FSA may reasonably require to verify whether the Listing Rules are being and have been complied with by the Company. The FSA may require the Company to publish such information.	To the FSA as soon as possible	Listing Rules, rule 1.3.1
51.			

The Company has made arrangements for the Commission to receive copies of all such material documents as they become available in the future.

SCHEDULE 2

RECEIVED

2007 JUL 22 A 11: -6

OFFICE OF INTERNATIONAL CORPORATE FINANCE

List of Information Made Public, Publicly Filed or Distributed and Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(i)

The Laird Group PLC

This Schedule 2 is a list furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act identifying information that the Company, since 1 January 2006, the date of the beginning of its last fiscal year, (i) has made or was required to make public pursuant to the laws of England and Wales; (ii) has filed or was required to file with the UKLA or the LSE (and which is made public thereby); or (iii) has distributed or was required to distribute to its security holders.

1. **DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE 1 JANUARY 2006**

1.1 Annual return on form 363s, dated 13 June 2007.

1.2 Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares on form 122, dated 11 June 2007.

1.3 Ordinary and Special Resolutions from annual general meeting passed on 11 May 2007.

1.4 Change in situation or address of Registered Office on form 287, dated 9 February 2007.

1.5 Annual return on form 363s, dated 8 June 2006.

1.6 Ordinary and Special Resolutions from annual general meeting passed on 12 May 2006.

1.7 Articles of association as amended by a special resolution passed on 12 May 2006.

1.8 Appointments and Terminations of Directors:

(a) Appointment of director on form 288a, dated 4 December 2006.

(b) Appointment of director on form 288a, dated 10 July 2006.

(c) Terminating appointment as director on form 288b, dated 2 January 2007.

(d) Terminating appointment as director on form 288b, dated 2 January 2007.

(e) Terminating appointment as director on form 288b, dated 4 October 2006.

1.9 Returns of Allotments of Shares

(a) Return of Allotment of Shares on form 88(2), dated 4 June, 2007

(b) Return of Allotment of Shares on form 88(2), dated 1 June, 2007.

(c) Return of Allotment of Shares on form 88(2), dated 31 May, 2007.

(d) Return of Allotment of Shares on form 88(2), dated 22 May, 2007.

(e) Return of Allotment of Shares on form 88(2), dated 22 May, 2007.

(f) Return of Allotment of Shares on form 88(2), dated 18 May, 2007.

(g) Return of Allotment of Shares on form 88(2), dated 17 May, 2007.

(h) Return of Allotment of Shares on form 88(2), dated 14 May, 2007.

(i) Return of Allotment of Shares on form 88(2), dated 14 May, 2007

(j) Return of Allotment of Shares on form 88(2), dated 8 May, 2007.

(k) Return of Allotment of Shares on form 88(2), dated 8 May, 2007.

(l) Return of Allotment of Shares on form 88(2), dated 4 May, 2007.

(m) Return of Allotment of Shares on form 88(2), dated 3 May, 2007.

(n) Return of Allotment of Shares on form 88(2), dated 2 May, 2007.

(o) Return of Allotment of Shares on form 88(2), dated 1 May, 2007.

(p) Return of Allotment of Shares on form 88(2), dated 30 April, 2007.

(q) Return of Allotment of Shares on form 88(2), dated 20 April, 2007.

(r) Return of Allotment of Shares on form 88(2), dated 16 April, 2007.

(s) Return of Allotment of Shares on form 88(2), dated 16 April, 2007.

(t) Return of Allotment of Shares on form 88(2), dated 10 April, 2007.

(u) Return of Allotment of Shares on form 88(2), dated 28 March, 2007.

(v) Return of Allotment of Shares on form 88(2), dated 27 March, 2007.

(w) Return of Allotment of Shares on form 88(2), dated 22 March, 2007.

(x) Return of Allotment of Shares on form 88(2), dated 22 March, 2007.

(y) Return of Allotment of Shares on form 88(2), dated 21 March, 2007.

(z) Return of Allotment of Shares on form 88(2), dated 21 March, 2007.

(aa) Return of Allotment of Shares on form 88(2), dated 21 March, 2007.

(bb) Return of Allotment of Shares on form 88(2), dated 20 March, 2007.

(cc) Return of Allotment of Shares on form 88(2), dated 20 March, 2007.

(dd) Return of Allotment of Shares on form 88(2), dated 20 March, 2007.

(ee) Return of Allotment of Shares on form 88(2), dated 19 March, 2007.

(ff) Return of Allotment of Shares on form 88(2), dated 19 March, 2007.

(gg) Return of Allotment of Shares on form 88(2), dated 14 December, 2006.

(hh) Return of Allotment of Shares on form 88(2), dated 12 December, 2006.

(ii) Return of Allotment of Shares on form 88(2), dated 12 December, 2006.

(jj) Return of Allotment of Shares on form 88(2), dated 6 September, 2006.

(kk) Return of Allotment of Shares on form 88(2), dated 1 September, 2006.

(ll) Return of Allotment of Shares on form 88(2), dated 13 June, 2006.

(mm) Return of Allotment of Shares on form 88(2), dated 9 June, 2006.

(nn) Return of Allotment of Shares on form 88(2), dated 2 June, 2006.

(oo) Return of Allotment of Shares on form 88(2), dated 2 June, 2006.

(pp) Return of Allotment of Shares on form 88(2), dated 28 April, 2006.

(qq) Return of Allotment of Shares on form 88(2), dated 20 April, 2006.

(rr) Return of Allotment of Shares on form 88(2), dated 27 February, 2006.

(ss) Return of Allotment of Shares on form 88(2), dated 19 January, 2006.

2. **DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE 1 JANUARY 2006**

2.1 Documents filed with the London Stock Exchange in respect of Directors, Persons Discharging Managerial Responsibility or Connected persons share transactions:

(a) Notification of Director/PDMR Shareholding, dated 8 August 2007.

(b) Notification of Director/PDMR Shareholding, dated 26 June 2007.

(c) Notification of Director/PDMR Shareholding, dated 18 June 2007.

(d) Notification of Director/PDMR Shareholding, dated 17 May 2007.

(e) Notification of Director/PDMR Shareholding, dated 16 May 2007.

(f) Notification of Director/PDMR Shareholding, dated 16 May 2007.

(g) Notification of Director/PDMR Shareholding, dated 16 May 2007.

(h) Notification of Director/PDMR Shareholding, dated 16 May 2007.

(i) Notification of Director/PDMR Shareholding, dated 16 May 2007.

(j) Notification of Director/PDMR Shareholding, dated 16 May 2007.

(k) Notification of Director/PDMR Shareholding, dated 28 March 2007.

(l) Notification of Director/PDMR Shareholding, dated 12 December 2006.

(m) Notification of Director/PDMR Shareholding, dated 12 September 2006.

(n) Notification of Director/PDMR Shareholding, dated 14 June 2006.

(o) Notification of Director/PDMR Shareholding, dated 16 May 2006.

(p) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(q) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(r) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(s) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(t) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(u) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(v) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(w) Notification of Director/PDMR Shareholding, dated 25 April 2006.

(x) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(y) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(z) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(aa) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(bb) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(cc) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(dd) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(ee) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(ff) Notification of Director/PDMR Shareholding, dated 10 April 2006.

(gg) Notification of Director/PDMR Shareholding, dated 10 April 2006.

2.2 Documents filed with the London Stock Exchange in respect of notifiable shareholdings:

(a) Notification of Major Interests in Shares, dated 27 April 2007.

(b) Notification of Major Interests in Shares, dated 27 March 2007.

(c) Notification of Major Interests in Shares, dated 16 March 2007.

(d) Notification of Major Interests in Shares, dated 14 March 2007.

(e) Notification of Major Interests in Shares, dated 19 February 2007.

(f) Notification of Major Interests in Shares, dated 24 January 2007.

(g) Notification of Major Interests in Shares, dated 22 January 2007.

(h) Notification of Major Interests in Shares, dated 6 December 2006.

(i) Notification of Major Interests in Shares, dated 4 December 2006.

(j) Notification of Major Interests in Shares, dated 29 November 2006.

(k) Notification of Major Interests in Shares, dated 28 November 2006.

(l) Notification of Major Interests in Shares, dated 23 November 2006.

(m) Notification of Major Interests in Shares, dated 17 November 2006.

(n) Notification of Major Interests in Shares, dated 15 November 2006.

(o) Notification of Major Interests in Shares, dated 3 November 2006.

(p) Notification of Major Interests in Shares, dated 16 October 2006.

(q) Notification of Major Interests in Shares, dated 2 October 2006.

(r) Notification of Major Interests in Shares, dated 17 August 2006.

(s) Notification of Major Interests in Shares, dated 16 August 2006.

(t) Notification of Major Interests in Shares, dated 14 August 2006.

(u) Notification of Major Interests in Shares, dated 31 July 2006.

(v) Notification of Major Interests in Shares, dated 13 April 2006.

(w) Notification of Major Interests in Shares, dated 12 April 2006.

(x) Notification of Major Interests in Shares, dated 12 April 2006.

(y) Notification of Major Interests in Shares, dated 3 April 2006.

(z) Notification of Major Interests in Shares (replacement), dated 27 March 2006.

(aa) Notification of Major Interests in Shares, dated 16 March 2006.

(bb) Notification of Major Interests in Shares, dated 16 March 2006.

2.3 Documents filed with the London Stock Exchange in respect of share option schemes:

(a) Blocklisting interim review dated 8 June 2007.

(b) Blocklisting interim review dated 30 March 2007.

(c) Blocklisting interim review dated 29 September 2006.

(d) Blocklisting dated 25 May 2006.

(e) Blocklisting interim review dated 31 March 2006.

2.4 Miscellaneous notifications filed with the London Stock Exchange:

(a) Notice of results for six months ended 30 June 2007 dated 16 July 2007.

(b) Announcement regarding block listing of ordinary shares dated 14 June 2007.

(c) Total voting rights update dated 11 June 2007.

(d) Announcement regarding additional listing of ordinary shares and further block listing of ordinary shares dated 6 June 2007.

(e) Total voting rights update dated 1 June 2007.

(f) Announcement regarding timetable for share consolidation and special dividend dated 31 May 2007.

(g) Result of annual general meeting dated 11 May 2007.

(h) Result of annual general meeting (including voting results) dated 11 May 2007.

(i) Announcement regarding chairman's statement at the Company's 2007 annual general meeting dated 11 May 2007.

(j) Total voting rights update dated 30 April 2007.

(k) Announcement regarding sale of Security Systems Division to Lupus Capital, plc dated 27 April 2007.

(l) Announcement regarding results of extraordinary general meeting, including the announcement of shareholder approvals, dated 12 April 2007.

(m) Total voting rights update dated 30 March 2007.

(n) Announcement regarding posting of circular convening a notice of extraordinary general meeting dated 20 March 2007.

(o) Announcement regarding 2006 profits, proposed sale of Security Systems Division and proposed cash return to shareholders dated 19 March 2007.

(p) Announcement regarding acquisition of Cushcraft, Inc dated 26 February 2007.

(q) Announcement regarding acquisition of M2sys Co., Ltd dated 26 February 2007.

(r) Announcement regarding acquisition of AeroComm Inc dated 24 January 2007.

(s) Total voting rights update dated 16 January 2007.

(t) Total voting rights update dated 13 December 2006.

(u) Announcement regarding trading update on 2006 progress dated 12 December 2006.

(v) Announcement regarding acquisition of Steward, Inc dated 6 December 2006.

(w) Announcement regarding acquisition of Coolab AB dated 6 December 2006.

(x) Announcement regarding changes to the board of the Company dated 29 November 2006.

(y) Announcement regarding build of new manufacturing facility in India dated 3 November 2006.

(z) Announcement regarding hosting investors and analysts at Laird Technologies in China dated 2 November 2006.

(aa) Announcement regarding interim results for six months ended 30 June 2006 dated 2 August 2006.

(bb) Notice of results for six months ended 30 June 2006 dated 3 July 2006.

(cc) Announcement regarding changes to the board of the Company dated 28 June 2006.

(dd) Result of annual general meeting dated 12 May 2006.

(ee) Announcement regarding chairman's statement at the Company's 2006 annual general meeting dated 12 May 2006.

(ff) Announcement regarding issuance and allotment of new ordinary shares under acquisition agreement for Centurian Wireless Technologies, Inc dated 28 April 2006.

(gg) Announcement regarding 98 per cent. acceptance of rights issue dated 10 April 2006.

(hh) Announcement regarding 2005 audited results, rights issue of new ordinary shares and acquisition of RecepTec Holdings, LLC dated 16 March 2006.

(ii) Announcement regarding circular to shareholders regarding rights issue dated 16 March 2006.

(jj) Announcement regarding acquisition of Antenex, Inc dated 8 March 2006.

(kk) Announcement regarding acquisitions of Bandlock Corporation and Balance UK Limited dated 1 March 2006.

(ll) Notice of results for year ended 31 December 2005 dated 27 February 2006.

3. **DOCUMENTS DISTRIBUTED TO SECURITY HOLDERS SINCE 1 JANUARY 2006**

3.1 Interim report for the six months ended 30 June 2007.

3.2 Notice of annual general meeting dated 5 April 2007.

3.3 Circular convening notice of extraordinary general meeting dated 19 March 2007.

3.4 Annual report for the year ended 31 December 2006.

3.5 Notice of annual general meeting dated 5 April 2006.

3.6 Interim report for the six months ended 30 June 2006.

3.7 Circular regarding rights issue dated 16 March 2006.

3.8 Annual report for the year ended 31 December 2005.

1.

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. P.J. Hill

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Meggitt PLC	01.01.04

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
Oxford Instruments PLC	31.05.04

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Sir Christopher Owen Hum

PRESENT DIRECTORSHIPS

Company	Date of Appointment
The Great Britain-China Centre	27.4.2006
Qilin Consulting Limited	5.5.2006
Young Concert Artists Trust	25.9.2006

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. N.J. Keen

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Axis-Shield plc	25.06.93
Cygnus Venture Partners Limited	04.01.85
The David Shepherd Wildlife Foundation	01.10.03
Deltex Medical Group plc	22.03.00
Deltex Medical Limited	25.04.89
Imperialise Limited	27.10.83
Isis Innovation Limited	1.10.06
Oxford Instruments Pension Trustee Limited	14.06.01
Oxford Instruments Plc	25.02.99
Venture Research International Limited	30.10.90

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
Oxford Instruments Molecular Biotools Limited	01.02.07
Oxford Instruments Overseas Holdings Ltd.	17.05.05
Deltex Medical Holdings Limited	16.12.03
Siemens Magnet Technology Limited	04.12.03

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Professor Michael Joseph Kelly

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Red Balloon Learner Centre Group	13.11.06

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
The Cambridge – MIT Institute Limited	31.10.05
Surrey Satellite Technology Limited	30.8.02
The Friends of Victoria University of Wellington	7.9.05

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. M. L. Rapp

PRESENT DIRECTORSHIPS

Company	Date of Appointment
None	

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
None	

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. A. J. Reading

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Spectris PLC	10.3.2004
e2v Technologies PLC	25.6.2004
George Wimpey PLC	15.4.2005

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
Tomkins plc	31.12.03

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. A. M. Robb

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Pilkington Brothers Superannuation Trustee Limited	23.2.1998
Kesa Electricals PLC	13.6.2003
Corus Group PLC	1.8.2003
PayPoint plc	18.8.2004
Northgate Information Solutions plc	22.2.2007

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
Pilkington Superannuation Investments Limtied (Dissolved)	10.6.2003
Pilkington Supplementary Pension Scheme Trustee Limited (Dissolved)	22.6.2004
Alfred McAlpine PLC	22.5.2003
Pilkington Overseas Investments Limited	28.7.2003
Pilkington Overseas Holdings Unlimited	28.7.2003
Pilkington Overseas Holdings (1991) Unlimited	28.7.2003
Pilkington Finance Limited	28.7.2003
Pilkington (Glass Technologies) Limited	28.7.2003
Pilkington (Forex) Limited	28.7.2003
Elders Glass Limited	28.7.2003
Alma Atlas Investments Limited	28.7.2003
Pilkington PLC	28.7.2003
Pilkington Brothers Limited	31.12.2003

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. J.C. Silver

PRESENT DIRECTORSHIPS

Company	Date of Appointment
None	

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
None	

AMD/jtf
25.5.07

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
Section 288 of the Companies Act 1985

Director: Dr. W.R. Spivey

PRESENT DIRECTORSHIPS

Company	Date of Appointment
None	

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.02)
None	

AMD/jtf
25.5.07

THE LAIRD GROUP PUBLIC LIMITED COMPANY

SUBSIDIARY UNDERTAKINGS AS AT 31.12.06

All subsidiary undertakings are wholly owned except where stated otherwise.

ABC Number 52 Limited (d)	Scotland
Advanced Performance Materials Limited (d)	England
ARC Euro Limited (d)	Scotland
Birmic Limited (d)	England
Burnley Engineering Products Limited (d) (in liquidation)	England
Cammell Laird (Shiprepairers) Limited (in liquidation)	England
CATERON TECHNOLOGY COMPANY LIMITED	Taiwan
K & C CORPORATION	Samoa
F & A CORPORATION	Samoa
TARADA	Samoa
CHAO CHI WORLDWIDE TRADE CO. LTD.	Taiwan
Cego Frameware Limited (d)	England
Drew Wright Window Fittings Limited (d)	Scotland
Gunn Graphical Industries Limited (d)	England
British Engraving and Nameplate Company Limited (d)	England
J. Gordon Alison & Company Limited (in liquidation)	England
J.B. Howie Limited (in liquidation)	England
Laird Asia Limited (d)	Hong Kong
LAIRD HOLDINGS LIMITED (H)	Scotland
BMI Metronics International SPRL (d)	Belgium
"CAROLINE" 18. VERMÖGENSVERWALTUNGSGESELLSCHAFT MBH (H)	Germany
BMI Metronics International GmbH	Germany
LAIRD TECHNOLOGIES GmbH	Germany
RECEPTEC GMBH	Germany
DRAFTEX S.A. (H) (d)	France
Isocel SA (d)	France
Laird Industries G.I.E. (d)	France
S.E.A.D. (G.I.E.) (in liquidation)	France
Instrument Specialties Europe Limited (d)	England
LAIRD C.I. HOLDINGS LIMITED (H)	Cayman Is.
LAIRD TECHNOLOGIES ANTENNAGYÁRTÓ KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG	Hungary
LAIRD TECHNOLOGIES, SRO	Czech Rep.
Transport Engineering Limited	England
LAIRD TECHNOLOGIES (HOLDINGS) II AB (H)	Sweden
KUNSHAN CATERON ELECTRONICS CO. LTD.	China
LAIRD (FINANCE) LIMITED	England
LAIRD TECHNOLOGIES (SHANGHAI) LIMITED	China

LAIRD TECHNOLOGIES (SHENZHEN) LIMITED	China
TIANJIN LAIRD TECHNOLOGIES LIMITED	China
Laird Nominees (No. 1) Limited	Scotland
Laird Nominees (No.2) Limited (d)	Scotland
Laird Nominees (No.3) Limited (d)	England
Laird Nominees (No.4) Limited (d)	Scotland
Laird Nominees (No.5) Limited (d) (in liquidation)	England
Laird s.r.o. (d)	Czech Rep
Laird Security Systems (Polska) Spólka z oegraniczonąodpowiedzialnością (d)	Poland
LAIRD TECHNOLOGIES JAPAN, INC.	Japan
LAIRD TECHNOLOGIES KOREA YUHAN HOESA	Korea
LAIRD TECHNOLOGIES (SG) PRIVATE LIMITED	Singapore
LAIRD TECHNOLOGIES INDIA PRIVATE LIMITED	India
Laird Technologies Sociedad de Responsabilidad Limitada de Capital Variable	Mexico
COOLAB AB	Sweden
SUPERCOOL AB	Sweden
SUPERCOOL THERMOELECTRICS	USA
LAIRD HOLDINGS (JERSEY) LIMITED	Jersey
LAIRD, INC. (H)	USA
AMESBURY GROUP, INC.	USA
BALANCE SYSTEMS, INC.	USA
BSI OMEGA CANADA, INC	USA
FASTEK PRODUCTS, INC	USA
BANDLOCK CORPORATION	USA
AMESBURY GROUP-PLASTIC PROFILES, INC.	USA
AMESBURY DOOR HARDWARE, INC	(SD) USA
AMESBURY DOOR HARDWARE, INC	(CA) USA
Drico Corporation Inc.	USA
LAIRD (NO. 1) LIMITED (H)	England
LAIRD TECHNOLOGIES, INC.	USA
Altoflex Iberica S.L. (d)	Spain
CENTURION WIRELESS TECHNOLOGIES, INC.	USA
LAIRD TECHNOLOGIES (HOLDINGS) AB (H)	Sweden
LAIRD TECHNOLOGIES AB	Sweden
AMC CENTURION (BEIJING) CO. LTD.	China
CENTURION ELECTRONICS (SHANGHAI) LTD	China
CENTURION WIRELESS COMPONENTS (M) SDN. BHD	Malaysia
LAIRD TECHNOLOGIES (M) SDN. BHD	Malaysia
ANTENEX, INC.	USA
ISCO S.A.S. (H)	France
Instrument Specialties Agamice SARL (d)	France
ISCO, Inc. (in liquidation)	USA
LAIRD TECHNOLOGIES S.A.S.	France
SCI R2J	France
Laird Nominees (No. 7) Limited (d)	Scotland
LAIRD TECHNOLOGIES (SEA) PTE LIMITED	Singapore
MELCOR CORPORATION	USA
QUANZHOU MELCOR HUA YU THERMOELECTRIC CO., LTD.	China

Orcus Inc. (d)	USA
RECEPTEC CORP.	USA
R&F PRODUCTS, INC.	USA
STEWARD, INC.	USA
STEWARD(FOSHAN)MAGNETIC MATERIALS CO., LTD.	China
STEWARD(FOSHAN)MAGNETICS CO., LTD.	China
STEWARD LIMITED	Scotland
STEWARD PTE LTD	Singapore
STEWARD'S DISC, INC	USA
THERMAGON, INC.	USA
Laird (Nominees) Limited (d)	England
Laird Nominees (No. 6) Limited (d)	England
LAIRD TECHNOLOGIES TAIWAN, INC.	Taiwan
LSSD UK LIMITED (H)	England
BALANCE UK LIMITED	England
Designgarden Limited (d)	England
ERA PRODUCTS LIMITED	England
Crompton Limited (d)	England
EWS (MANUFACTURING) LIMITED	England
INTRON LIMITED	England
Homesafe Doors Limited (d)	England
LAIRD LIFESTYLE PRODUCTS LIMITED	England
LAIRD SECURITY HARDWARE LIMITED	England
Amesbury Springs Limited (d)	England
Feneseal Limited (d)	England
Hardware Engineering Limited (d)	England
Euromond Limited (d)	England
J.K. Furnex Limited (d)	England
LAIRD SECURITY SYSTEMS (NINGBO) LIMITED	China
LSS TRADING (NINGBO) LIMITED	China
Omega Spring Technology Limited	England
LINDMAN GROUP LIMITED (H)	England
LINDMAN LIMITED	England
LINEAR LIMITED	England
SECURIDOR (HOLDINGS) LIMITED (H)	England
SECURIDOR LIMITED	England
LSSD UK (NO. 1) LIMITED	England
VENTROLLA LIMITED	England
Mimtec Electronics Group Limited (d)	Scotland
Moorgreen Metal Industries Limited (d) (in liquidation)	England
Securapoint Limited (d)	England
Solartex Limited (d) (in liquidation)	England
Teman Holdings Limited (d)	England
IMD Solutions Limited (d)	England
Winchester Label Company Limited (d)	England
The Patent Shaft Steel Works Limited (d) (in liquidation)	England
Vanefield Limited (d) (in liquidation)	England
WARTH INTERNATIONAL HOLDINGS LIMITED (H)	England
LAIRD TECHNOLOGIES LIMITED	England
RFI Shielding Limited (d)	England

1.2

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
55513

Name of company

* insert full name of company

* THE LAIRD GROUP PLC

gives notice that:

ON 11 JUNE 2007 EVERY 9 ISSUED AND UNISSUED ORDINARY SHARES OF 25 PENCE EACH IN THE CAPITAL OF THE COMPANY WERE CONSOLIDATED INTO 8 ORDINARY SHARES OF 28.125 PENCE EACH

RECEIVED
2007 JUN 22 A 4:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 11 JUNE 2007

Presenter's name address and reference (if any) :

D J L Hudson
The Laird Group PLC
100 Pall Mall,
London SW1Y 5NQ

For official Use (02/06)
General Section

Post room

1.3

Company No 55513

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS

-of-

THE LAIRD GROUP PUBLIC LIMITED COMPANY

(passed 11 May 2007)

At the Annual General Meeting of the Company, duly convened and held on 11 May 2007, the following Resolution numbered 1 was passed as an Ordinary Resolution and the Resolutions numbered 2 to 4 were passed as Special Resolutions -

ORDINARY RESOLUTION

1 THAT the Directors be and are hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the said Act) up to an aggregate nominal amount of £16,550,663 such authority to expire at the conclusion of the next Annual General Meeting or, if earlier, 11 August 2008, save that the Company may, at any time before such expiry, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired and provided that this authority shall be in substitution for and to the exclusion of any previous authority conferred on the Directors to allot relevant securities

SPECIAL RESOLUTIONS

2 THAT, subject to the passing of Resolution 10, the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 during the period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 August 2008 to allot equity securities (as defined in section 94(2) of the said Act) for cash pursuant to the authority conferred on the Directors by Resolution 10 set out in the Notice of this Meeting, as if section 89(1) of the said Act did not apply to such allotment save that the Company may, at any time before the expiry of such power, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power conferred hereby had not expired, provided that this power shall be limited

(a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities attributable to the respective interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on the record date for such allotment, but subject always to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising in respect of any overseas territory, and

(b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,482,599

3 THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of any of its ordinary shares of 25p each (the "ordinary shares") on such terms and in such manner as the Directors may from time to time determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 19,860,796, representing 10 per cent of the issued share capital at 2 April 2007,

(b) the minimum price which may be paid for each ordinary share is 25p, exclusive of the expenses of purchase,

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares of the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased,

(d) unless previously revoked or varied, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 August 2008, and

(e) the Company may, before the expiry of this authority, conclude a contract to purchase ordinary shares which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract, as if such authority had not expired

4 THAT, conditional on the payment of the Special dividend and the related Share Consolidation (as defined in the circular dated 19 March 2007 sent by the Company to shareholders), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of any of its ordinary shares of 28 125p each (the "ordinary shares") on such terms and in such manner as the Directors may from time to time determine, provided that

(a) the maximum number of ordinary shares hereby authorised to be purchased is 17,654,041, representing 10 per cent of the issued share capital at 2 April 2007, assuming the Share Consolidation had already taken place at such date,

(b) the minimum price which may be paid for each ordinary share is 28 125p, exclusive of the expenses of purchase,

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares of the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) unless previously revoked or varied, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 August 2008, and

(e) the Company may, before the expiry of this authority, conclude a contract to purchase ordinary shares which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract, as if such authority had not expired

Certified a true copy

100 Pall Mall
London
SW1Y 5NQ

[signature]

Assistant Secretary

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	55513
Company Name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	100 PALL MALL
Post town	LONDON
County / Region	
Postcode	SW1Y 5NQ

RECEIVED
2001 AUG 22 A 4:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Signed A. Marion Downie Date 9 February 2005

† Please delete as appropriate.

† a ~~director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Laird Group Plc
100 Pall Mall, London, SW1Y 5NQ
DX number Telephone : 020-7468-4040
www.laird-plc.com

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Companies House
— for the record —

Company Name
THE LAIRD GROUP PUBLIC LIMITED COMPANY

363s Annual Return

RECEIVED
2006 06 22 A 4: 07

- > Please check the details printed in blue on this statement.
- > If any details are wrong, strike them through and write the correct details in the "Amended details" column.
- > Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
55513
Information extracted from Companies House records on
2nd June 2006

Section 1: Company details

Ref: 55513/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**3 St James's Square London SW1Y 4JU**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Tsb Registrars Highdown House Yeoman Way Worthing BN13 3RA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7415 — Holding companies incl head offices**	**SIC CODE — Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Peter John HILL **Address** Flat 3 17 Cliveden Place London SW1W 8LA **Date of birth** 29/08/1952 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Peter John HILL ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel John KEEN **Address** 19 Pembroke Square London W8 6PA **Date of birth** 21/01/1947 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Nigel John KEEN ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin Lee RAPP **Address** 16572 Willow Glen Drive Grover Missouri Mo 63040 **Date of birth** 22/05/1960 **Nationality** Us Citizen **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 1801 WILL'S TRACE RIDGE, CHESTERFIELD, MO 63005, USA. ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Martin Lee RAPP ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Anthony John READING **Address** 16 Heatherside Gardens Farnham Common Slough Berkshire SL2 3RR **Date of birth** 08/08/1943 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Anthony John READING ceased to be director (if applicable) __ / __ / ____

Company Number - 55513

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name William Ree SPIVEY	Name
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 4792 Golf Course Drive, West Lake Village, California CA91362, Usa	Address 2100 CAVALIER WAY, FLOWER MOUND, TEXAS 75022-5588, USA.
	UK Postcode
Date of birth 08/11/1946	Date of birth __/__/____
Nationality Us Citizen	Nationality
Occupation Director	Occupation
	Date of change __/__/____
	Date William Ree SPIVEY ceased to be director (if applicable) __/__/____

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature A. M. Downie
(~~Director~~ / Secretary)

Date 08/06/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *25/5/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **25th May 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Miss A.M. Downie

Address

The Laird Group Plc
3, St. James's Square
London SW1Y 4JU
Tel: 020 7468 40 40

Postcode

Telephone number *inc code*

020 7468 4040

DX number *if applicable*

DX exchange

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. G. Drabble

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Ashtead Group Plc	20 April 2005

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
None	

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. P.J. Hill

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Meggitt PLC	01.01.04

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
Oxford Instruments PLC	31.05.04

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. N.J. Keen

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Axis-Shield plc	25.06.93
Cygnus Venture Partners Limited	04.01.85
The David Shepherd Wildlife Foundation	01.10.03
Deltex Medical Group plc	22.03.00
Deltex Medical Limited	25.04.89
Imperialise Limited	27.10.83
Oxford Instruments Pension Trustee Limited	14.06.01
Oxford Instruments Plc	25.02.99
Oxford Instruments Molecular Biotools Limited	7.6.05
Venture Research International Limited	30.10.90

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
Oxford Instruments Overseas Holdings Ltd.	17.05.05
Deltex Medical Holdings Limited	16.12.03
Siemens Magnet Technology Limited	04.12.03
Acellerated Technology Limited	01.09.01
Cygnus Group Limited	07.12.01
Cygnus Limited	07.12.01
Vista Ventures Limited	07.12.01

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. J. McDowall

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Techniquest	25.7.2001
Techniquest Enterprises Limited	24.1.2002
North Wales Science	23.1.2004

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.2001)

AMD/jtf
8.6.06

Company No: 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Sir Geoffrey Owen

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Pasold Research Fund Limited	3.3.93

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
None	

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. M. L. Rapp

PRESENT DIRECTORSHIPS

Company	Date of Appointment
None	

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
None	

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. A. J. Reading

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Spectris PLC	10.3.2004
e2v Technologies PLC	25.6.2004
George Wimpey PLC	15.4.2005

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
Tomkins plc	31.12.03

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. A. M. Robb

PRESENT DIRECTORSHIPS

Company	Date of Appointment
Pilkington Brothers Superannuation Trustee Limited	23.2.1998
Kesa Electricals PLC	13.6.2003
Corus Group PLC	1.8.2003
PayPoint plc	18.8.2004

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
Pilkington Superannuation Investments Limtied (Dissolved)	10.6.2003
Pilkington Supplementary Pension Scheme Trustee Limited (Dissolved)	22.6.2004
Alfred McAlpine PLC	22.5.2003
Pilkington Overseas Investments Limited	28.7.2003
Pilkington Overseas Holdings Unlimited	28.7.2003
Pilkington Overseas Holdings (1991) Unlimited	28.7.2003
Pilkington Finance Limited	28.7.2003
Pilkington (Glass Technologies) Limited	28.7.2003
Pilkington (Forex) Limited	28.7.2003
Elders Glass Limited	28.7.2003
Alma Atlas Investments Limited	28.7.2003
Pilkington PLC	28.7.2003
Pilkington Brothers Limited	31.12.2003

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Mr. J.C. Silver

PRESENT DIRECTORSHIPS

Company	Date of Appointment
None	

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
None	

AMD/jtf
8.6.06

Company No. 55513

PARTICULARS OF OTHER DIRECTORSHIPS
required to be filed pursuant to
section 288 of the Companies Act 1985

Director: Dr. W.R. Spivey

PRESENT DIRECTORSHIPS

Company	Date of Appointment
None	

PAST DIRECTORSHIPS

Company	Date of Resignation (if after 25.5.01)
None	

AMD/jtf
8.6.06

1.6

Company No. 55513

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS

-of-

THE LAIRD GROUP PUBLIC LIMITED COMPANY

(passed 12th May 2006)

At the Annual General Meeting of the Company, duly convened and held on 12th May 2006, the following Resolutions numbered 1 to 3 were passed as Ordinary Resolutions and the Resolutions numbered 4 to 6 were passed as Special Resolutions:-

ORDINARY RESOLUTIONS

1. THAT the Directors' Remuneration Report, as set out in the Report and Accounts for the year ended 31 December 2005 be and is hereby approved.

2. THAT the authorised share capital of the Company be increased from £60,000,000 to £70,000,000 by the creation of an additional 40,000,000 ordinary shares of 25p each.

3. THAT, subject to the passing of Resolution 11, the Directors be and are hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the said Act) up to an aggregate nominal amount of £16,286,588 such authority to expire at the conclusion of the next Annual General Meeting or, if earlier, 12 August 2007, save that the Company may, at any time before such expiry, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired and provided that this authority shall be in substitution for and to the exclusion of any previous authority conferred on the Directors to allot relevant securities.

SPECIAL RESOLUTIONS

4. THAT, subject to the passing of Resolutions 11 and 12, the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 during the period from the date of the passing of this Resolution until the conclusion of the next

Annual General Meeting of the Company or, if earlier, 12 August 2007 to allot equity securities (as defined in section 94(2) of the said Act) for cash pursuant to the authority conferred on the Directors by Resolution 12 set out in the Notice of this Meeting, as if section 89(1) of the said Act did not apply to such allotment save that the Company may, at any time before the expiry of such power, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power conferred hereby had not expired, provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities attributable to the respective interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on the record date for such allotment, but subject always to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising in respect of any overseas territory; and

(b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £1,997,633.

5. THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of any of its ordinary shares of 25p each (the "ordinary shares") on such terms and in such manner as the Directors may from time to time determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 15,981,067, representing 10 per cent of the issued share capital at 4 April 2006;

(b) the minimum price which may be paid for each ordinary share is 25p, exclusive of the expenses of purchase;

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares of the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) unless previously revoked or varied, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, or, if earlier, 12 August 2007; and

(e) the Company may, before the expiry of this authority, conclude a contract to purchase ordinary shares which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract, as if such authority had not expired.

6. THAT the Articles of Association of the Company be amended by:

(a) article 2 be amended by the deletion of " **"The Stock Exchange"** means London Stock Exchange Limited" and the insertion of " **"Financial Services Authority"** means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000"; and

(b) articles 6, 101 and 171 be amended by the deletion of "The Stock Exchange" and the insertion of "the Financial Services Authority";

(c) article 36 be amended by the deletion of "London Stock Exchange" and the insertion of "Financial Services Authority";

(d) article 94 be amended by the deletion of "the Financial Services Act 1986" and the insertion of "section 285 of the Financial Services and Markets Act 2000";

(e) articles 126 and 127 be amended by the deletion of "subsidiaries" and the insertion of "subsidiary undertakings";

(f) article 174 be amended by the deletion of the words after "debenture stock of the Company, and" and the insertion of "two copies of each of these documents shall, at the same time as they are issued, be forwarded to the Financial Services Authority for publication through its document viewing facility, and to the appropriate person at all other (if any) listing authorities and stock exchanges upon which any shares, debentures or other obligations of the Company are, for the time being, quoted and traded.";

(g) article 183 be amended by the deletion of "the Quotations Department of The Stock Exchange" and the insertion of "a Regulatory Information Service (as defined in the Listing Rules of the Financial Services Authority)";

(h) article 185 be deleted and replaced by:

"Save and except so far as the provisions of this article shall be avoided by any provisions of the Statutes the Directors and other officers excluding the Auditors for the time being of the Company, and their respective executors or administrators, may be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses (together "Liabilities"), which they or any of them, their or any of their executors or administrators, may incur or sustain by reason of any act done, concurred in, or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts (together "Role"), except such (if any) as they shall incur or sustain through their own wilful neglect or default respectively, including (without prejudice to the generality of the foregoing) any Liability suffered or incurred by them or any of them in disputing, defending, investigating or providing evidence in connection with any actual or threatened or alleged claims, demands, investigations, or proceedings, whether civil or criminal or in connection with any application under section 144(3) or (4) or section 727 of the Statute. The Company may also, subject to the provisions of the Statutes, provide funds to any Director or other officer of the Company (excluding the Auditors) or do anything to enable a Director or other officer of the Company (excluding the Auditors) to avoid incurring expenditure of the nature described in section 337A of the Statute."

(i) article 186 be deleted and replaced by:

"Without prejudice to the provisions of article 185 the Directors have the power to purchase and maintain insurance for the benefit of (a) all persons who are or were at any time Directors or other officers (excluding the Auditors) of the

Company or any Associated Company (as defined in section 309A(6) of the Statute or (b) all persons who are or were at any time trustees of any pension fund or employees' share scheme in which employees of the Company or any Associated Company (as defined in section 309A(6) of the Statute) are interested, including (without prejudice to the generality of the foregoing) insurance against Liabilities in respect of their Roles."

Certified a true copy

3 St. James's Square
London
SW1Y 4JU

[signature]
Assistant Secretary

1.7

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

THE LAIRD GROUP PUBLIC LIMITED COMPANY

(adopted by special resolution passed on 10 November 1989 and amended by special resolution passed on 17 May 1991 and amended by special resolution passed on 8 May 1998 and amended by special resolution passed on 12 May 2000 and amended by special resolution passed on 7 May 2004 and amended by special resolution passed on 12 May 2006)

ASHURST
Broadwalk House
5 Appold Street
London EC2A 2HA

Tel: 020 7638 1111
Fax: 020 7638 1112

RSG/L162.00063/3909085.3

(No.55513)

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

THE LAIRD GROUP PUBLIC LIMITED COMPANY

(adopted by special resolution passed on 10 November 1989 and
amended by special resolution passed on 17 May 1991 and
amended by special resolution passed on 8 May 1998 and
amended by special resolution passed on 12 May 2000 and
amended by special resolution passed on 7 May 2004 and
amended by special resolution passed on ● May 2006)

PRELIMINARY

1. The regulations contained in Table A in the schedule to The Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company except insofar as they are repeated or contained in these articles.

INTERPRETATION

2. In these articles, unless the context otherwise requires:

"address" shall, in any case where electronic communication is expressly permitted by or pursuant to these articles, include any number or address used for the purpose of such electronic communication but, in any other case, shall not include any number or address used for such purpose;

"Auditors" means the Auditors for the time being of the Company;

"communication" shall, where the context so admits, have the same meaning as in the Electronic Communications Act;

"debenture" and **"debenture holder"** shall include **"debenture stock"** and **"debenture stockholder"**;

"Directors" means the Directors for the time being of the Company;

"dividend" shall include bonus;

"electronic communication" *shall, where the context so admits, have the same* meaning as in the Electronic Communications Act;

"Electronic Communications Act" means the Electronic Communications Act 2000;

"Financial Services Authority" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"in writing" means written or produced by any substitute for writing (or partly one and partly another) including (without prejudice) printing, lithography, typewriting, photography and other modes of representing or reproducing words in visible form;

"month" means calendar month;

"Office" means the registered office of the Company;

"paid up" *shall include credited as paid up and (in relation to all the provisions of these* Presents as applicable to paid-up shares other than provisions relating to share warrants);

"Prescribed Rate" means an annual rate of interest equal to two per cent. above the base lending rate (or any equivalent thereof or successor thereto) published from time to time by Midland Bank PLC in London being the base lending rate in effect at the close of business in London on the date immediately preceding the day on which such rate falls to be determined;

"Register" means the Register of Members required to be kept by the Statutes;

"Regulations" means the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272) including any modification thereof and any regulations in substitution therefor made under section 207 of the Companies Act 1989 and for the time being in force;

"relevant system" means the computer-based system and procedures which enable title to units of security to be evidenced and transferred without a written instrument and *which facilitate supplementary and incidental matters in accordance with the Regulations;*

"Seal" means the common seal of the Company;

"Secretary" means the Secretary for the time being of the Company and shall include a temporary or assistant Secretary and any persons appointed by the Directors to perform any of the duties of the Secretary;

"share" and **"shareholder"** shall include **"stock"** and **"stockholder"**;

"Statutes" means the Companies Act 1985 and every statutory modification or re-enactment thereof for the time being in force and **"Statute"** shall be construed accordingly;

"these Presents" *means these articles of association, as originally framed, or as from* time to time altered by special resolution;

"uncertificated share" *means a share being an uncertificated unit of a security;*

"**United Kingdom**" means Great Britain and Northern Ireland; and

"**year**" means calendar year.

Words importing the singular number only shall include the plural, and vice versa.

Words importing the masculine gender only shall include the feminine gender.

Words importing individuals shall include corporations.

Any reference herein to the provisions of any Act shall extend to and include any amendment or re-enactment of or substitution for the same effected by any subsequent statute.

Save as aforesaid any words or expressions defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these Presents.

Words and expressions used in the Regulations have the same meaning when used in these Presents. Any provisions of these Presents shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

(a) the holding of shares as uncertificated shares;

(b) the transfer of title to uncertificated shares by means of a relevant system; or

(c) any provision of the Regulations.

BUSINESS

3. Any branch or kind of business, which the Company is either expressly or by implication authorised to undertake may be undertaken by the Directors at such time or times as they may think fit, and further, may be suffered by the Directors to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with the same.

CAPITAL

4. The capital of the Company at the date of the adoption of these articles is £70,000,000 divided into 280,000,000 ordinary shares of 25 pence each.

5. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided by article 8 below) any share in the Company may be issued with such preferential, deferred, qualified or special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Directors may determine). If requisite, the Company shall in accordance with the Statutes within one month from allotting shares deliver a statement in the prescribed form containing particulars of special rights.

6. Subject to the provisions of the Statutes:

6.1 any shares may be issued on the terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the shareholder on such terms and in such manner as may be provided by these Presents; and

6.2 the Company may purchase its own shares (including any redeemable shares) provided that:

(a) in the case of a purchase at a time when any convertible shares in the capital of the Company are in issue, such purchase is sanctioned by an extraordinary resolution passed at a separate class meeting of holders of any class of convertible shares;

(b) in the case of purchases by tender of redeemable shares (prices for which have been quoted on the Official List of the Financial Services Authority for a minimum of ten business days prior to the day such purchase is made):

(i) the price of such purchases does not exceed the average of the middle market quotations taken from the Official List of the Financial Services Authority for the ten business days before the purchase is made (the "**average**"); and

(ii) tenders are made available to all holders of such shares alike.

(c) in the case of purchases through the market of the redeemable shares (prices for which have been quoted on the Official List of the Financial Services Authority for a minimum of ten business days prior to the date the purchase is made) the price of such purchases does not exceed the average or (where the market price is not more than five per cent. above the average) the market price.

7. Except and in so far as permitted by the Statutes, the Company shall not give any financial assistance for the acquisition of shares in the Company or make any loan to any of the Directors or to any director of any company which is its holding company or enter into any guarantee or provide any security in connection with any such loan.

MODIFICATION OF RIGHTS

8. If at any time the share capital is divided into different classes of shares, the rights attached to any class or any of such rights may, subject to the provisions of the Statutes, whether or not the Company is being wound up, be modified, abrogated or varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

9. To every such separate general meeting the provisions of sections 369, 370, 376 and 377 of the Statute and the provisions of these Presents relating to general meetings shall, mutatis mutandis, so far as applicable apply, subject to the following provisions, namely:

9.1 the necessary quorum at any such meeting other than an adjourned meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting one person holding shares of the class in question or his proxy; and

9.2 any holder of shares of the class in question present in person or by proxy may demand a poll.

10. The rights attached to any class of shares shall, unless otherwise expressly provided by the terms of issue of the shares of that class or by the terms upon which such shares are for the time being held, be deemed not to be modified, abrogated or varied by the creation or issue of further shares ranking pari passu therewith.

SHARES

11. Save as otherwise provided in these Presents or in the Statutes, all unissued shares shall (whether forming part of the original or any increased share capital) be at the disposal of the Directors, and they may (subject to the provisions of the Statutes) allot, grant options over, or otherwise deal with or dispose of them to such persons, at such times, and on such terms as they think proper, but so that no shares shall be issued at a discount and, except in accordance with the Statutes, no shares shall be issued except as paid up at least as to one quarter of their nominal value and the whole of any premium thereon.

12. The Directors shall, as regards any offer, allotment, dealing with or disposal of shares, or any grant of options over shares, comply with the provisions of the Statutes, if and so far as such provisions may be applicable thereto.

13. In addition to all other powers of paying commissions, the Company (or the Directors on behalf of the Company) may exercise the powers of paying commissions conferred by the Statutes, provided that the rate per cent. or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Statutes and shall not exceed ten per cent. of the price at which the shares in respect of which the commission is paid are issued, or an amount equivalent thereto. Such commission may be satisfied by the payment of cash or the allotment of shares of the Company partly or fully paid up or partly in one way and partly in the other. The Company (or the Directors on behalf of the Company) may also on any issue of shares pay such brokerage as may be lawful.

14. Except as required by law or pursuant to the provisions of these Presents, no person shall be recognised by the Company as holding any share upon any trust (express, implied or constructive) and (except only as by these Presents or by law otherwise provided or under an order of a court of competent jurisdiction) the Company shall not be bound by or be compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

UNCERTIFICATED SHARES

15. Unless otherwise determined by the Directors and permitted by the Regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument by virtue of the Regulations. The Directors shall have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of an uncertificated share (subject always to the Regulations and the facilities and requirements of the relevant system concerned).

16. Conversion of a certificated share into an uncertificated share, and vice versa, may be made in such manner as the Directors may, in their absolute discretion, think fit (subject always to the Regulations and the facilities and requirements of the relevant system concerned).

17. The Company shall enter on the register of members how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register in each case as required by the Regulations and the relevant system concerned. Unless the Directors otherwise determine, holdings of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings.

18. A class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Presents or the Regulations which apply only in respect of certificated or uncertificated shares.

19. The provisions of articles 20 to 22 inclusive shall not apply to uncertificated shares.

SHARE CERTIFICATES

20. Every person (other than any person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) upon becoming the holder of a certificated share and whose name is entered as a member in the Register and every registered holder of certificated debentures or debenture stock of the Company shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) one certificate for all the certificated shares, debentures or debenture stock registered in his name or, in the case of certificated shares, debentures, or debenture stock of more than one class being registered in his name, a separate certificate for each class of certificated shares, debentures or debenture stock so registered and, where a member transfers part of the certificated shares, debentures or debenture stock of any class registered in his name he shall be entitled without payment to one certificate for the balance of the certificated shares, debentures and debenture stock of that class retained by him. If a member shall require additional certificates he shall pay for each additional certificate such reasonable sum (if any) as the Directors may determine provided that:

20.1 in the case of a certificated share, debenture or debenture stock held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor; and

20.2 delivery of a certificate for a certificated share, debenture or debenture stock to one of several joint holders shall be sufficient delivery to all;

20.3 no certificate shall be issued relating to certificated shares, debentures or debenture stock of more than one class.

Each such certificate shall specify the number, class and distinguishing number (if any) of the shares or securities to which it relates and the amount paid up thereon. All forms of certificate for shares, debentures, stock or representing any other form of security (other than letters of allotment or scrip certificates) must be issued under the Seal or under the official seal kept by the Company by virtue of section 40 of the Statute.

21. If any certificate be worn out or defaced then upon delivery thereof to the Directors they may order the same to be cancelled, and may issue a new certificate in lieu thereof; and if any certificate be lost or destroyed, then upon proof thereof to the satisfaction of the Directors and on such indemnity with or without security as the Directors deem adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate.

22. Every certificate issued under the last preceding article shall be issued without payment, but there shall be paid to the Company any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors think fit and a sum equal to the costs incurred by the Company of any such indemnity and security as is referred to in that article.

LIEN

23. The Company shall have a first lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable at a fixed time in respect of such share. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may waive any lien which has arisen and may declare any share to be wholly or in part exempt from the provisions of this article.

24. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the share or the person entitled by reason of his death or bankruptcy to the share.

25. The net proceeds of such sale after payment of the costs of such sale shall be received by the Company and applied in or towards payment or satisfaction of the sum in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. The purchaser shall be registered as the holder of the shares and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. Every Director of the Company is hereby authorised to execute on behalf of the registered holder a transfer of such shares to the purchaser.

CALLS ON SHARES

26. The Directors may from time to time make calls upon the members in respect of any monies (whether on account of the nominal value of the shares or by way of premium) unpaid on their shares, subject to any conditions fixed on application or allotment, and provided that no calls shall be payable at less than 14 days from the last call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares.

27. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed, and a call may be made payable by instalments.

28. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding the Prescribed Rate, as the Directors determine and all expenses that may have been incurred by the Company by reason of such non-payment but the Directors shall be at liberty to waive payment of such interest and expenses wholly or in part.

30. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for all the purposes of these Presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

31. The Directors may make arrangements on the issue of shares for a difference between the holders in the amount of calls to be paid, and in the times of payment.

32. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the money unpaid upon the shares held by him beyond the sums actually called up thereon as a payment in advance of calls, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is advanced, and upon the money so received, or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which it has been received, the Company may pay interest at such rate not exceeding the Prescribed Rate as the member paying such sum and the Directors agree upon, but any amount so for the time being paid in advance of calls shall not be included or taken into account in ascertaining the amount of the dividend payable upon the share in respect of which such advance has been made.

TRANSFER OF SHARES

33. **Uncertificated shares**

All transfers of uncertificated shares shall be made in accordance with and be subject to the provisions of the Regulations and the facilities and requirements of the relevant system and, subject thereto, in accordance with any arrangements made by the Directors pursuant to article 15.

34. **Execution of transfer**

The instrument of transfer of any certificated share in the Company shall be signed by or on behalf of the transferor (and, in the case of a share which is not fully paid, shall be signed by or on behalf of the transferee). In relation to the transfer of any share (whether a certificated or an uncertificated share) the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof.

35. **Form of transfer**

All transfers of certificated shares shall be effected by transfer in writing in the usual common form or any other form which the Directors may approve, but need not be under seal. Provided that every transfer by a corporation shall be under seal or shall be signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company, unless the Directors shall in their absolute discretion decide to recognise a transfer under hand by a person duly authorised to sign on behalf of the corporation. Shares of different classes shall not be transferred by the same instrument of transfer without the consent of the Directors.

36. **Right to refuse registration**

Subject to article 92.2, the Directors may, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of any share which is not a fully paid share (whether certificated or uncertificated) provided that, where any such shares are admitted to the Official List of the Financial Services Authority, such discretion

may not be exercised in such a way as to prevent dealings in the shares of the relevant class or classes from taking place on an open or proper basis. The Directors may likewise refuse to register any transfer of a share (whether certificated or uncertificated), whether fully paid or not, in favour of more than four persons jointly.

37. **Further rights to refuse registration**

In relation to a certificated share, the Directors may refuse to recognise any instrument of transfer unless:

37.1 the instrument of transfer is left at the Office, or at such other place as the Directors may from time to time determine, accompanied by the certificate(s) of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

37.2 the instrument of transfer is in respect of only one class of share.

38. In relation to an uncertificated share, the Directors may decline to register a transfer of uncertificated shares in such other circumstances as may be permitted or required by the Regulations or by the relevant system concerned.

39. **Notice of refusal**

If the Directors refuse to register a transfer they shall, in the case of certificated shares, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal and (except in the case of fraud) return to him the instrument of transfer or, in the case of uncertificated shares, notify such person as may be required by the Regulations and requirements of the relevant system concerned.

All instruments of transfer which are registered may be retained by the Company.

40. **No fee for registration**

No fee shall be charged by the Company on the registration of any instrument of transfer, probate, letters of administration, certificate of death or marriage, power of attorney, stop notice or other document or instruction relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

41. **Suspension of registration**

The registration of transfers may upon giving such notice, if any, as is required by the Statutes be suspended at such times and for such periods as the Directors may from time to time determine, and either generally or in respect of any class of shares, provided always that such registration shall not be suspended, either generally or otherwise, for more than 30 days in any year.

42. **Destruction of documents**

The Company shall be entitled to destroy:

42.1 any instrument of transfer (which phrase, together with references to documents, shall for the purposes of this article 42 include electronically generated or stored communications in relation to the transfer of uncertificated shares and any electronic or tangible copies of the same) or other document which has been registered, or on the basis of which registration was made, at any time after the expiration of six years from the date of registration thereof;

42.2 any dividend mandate or any variation or cancellation thereof or any notification of change of name or address (which shall include, in relation to electronic communications, any number or address used for the purposes of such communications), at any time after the expiration of two years from the date of recording thereof; and

42.3 any share certificate which has been cancelled, at any time after the expiration of one year from the date of such cancellation,

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to any claim (regardless of the parties thereto);

(b) nothing contained in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled;

(c) references in this article to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system concerned relating to the transfer of such shares;

(d) references in this article to the destruction of any document include references to its disposal in any manner; and

(e) in relation to uncertificated shares, the provisions of this article shall apply only to the extent the same are consistent with the Regulations.

42.4 Nothing herein contained shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

43. In case of the death of a shareholder the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

44. Subject to any other provision of these Presents, any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

45. Subject to any other provisions of these Presents, if the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing in favour of his nominee a transfer of such share. All the limitations, restrictions and provisions of these Presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

46. Subject to any other provisions of these Presents, a person becoming entitled to a share in consequence of the death or bankruptcy of a member shall not be entitled (unless the Directors otherwise determine) to receive notices of or to attend or vote at meetings of the Company or, save as aforesaid, to any of the rights or privileges of a member until he shall have become a member in respect of the share, and should he fail either to transfer the share or to elect to be registered as a member in respect thereof within 60 days of being required so to do by the Directors, he shall in the case of shares which are fully paid up be deemed to have elected to be registered as a member in respect thereof and may be registered accordingly.

FORFEITURE OF SHARES

47. If a member fails to pay the whole or any part of any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have been incurred by the Company by reason of such non-payment.

48. The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed the shares on which the call was made will be liable to be forfeited.

49. If the requirements of any such notice as aforesaid are not complied with any share in respect of which such notice has been given may at any time thereafter before payment of all calls and interest and expenses due in respect thereof has been made be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before forfeiture. Forfeiture shall be deemed to occur at the time of the passing of the said resolution of the Directors. The Directors may accept a surrender of a share liable to be forfeited hereunder.

50. When any share has been forfeited notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share, or the person entitled to the share by transmission, and an entry of the forfeiture or surrender, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be invalidated by the failure to give such notice or make such entry as aforesaid.

51. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture or surrender the holder thereof or entitled thereto or to any other person and

either subject to or discharged from all calls made in instalments due prior to forfeiture or surrender, upon such terms and in such manner as the Directors shall think fit, provided that the Company shall not exercise any voting rights in respect of such share and any such share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture or surrender shall thereupon be cancelled in accordance with the provisions of the Statutes. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

52. The Directors may, at any time before any share so forfeited or surrendered shall have been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon such terms as they think fit.

53. A shareholder whose shares have been forfeited or surrendered shall cease to be a member in respect of such shares, but shall notwithstanding remain liable to pay to the Company all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares, with interest thereon at the Prescribed Rate (or such lower rate as the Directors may approve) from the date of forfeiture or surrender until payment but the Directors may waive payment of such interest either wholly or in part and the Directors may enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender.

54. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with in the case of certificated shares the certificate of proprietorship of the share under seal delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share, and the person to whom the share is sold re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, re-allotment, sale, or disposal of the share.

STOCK

55. Any shares when fully paid may from time to time be converted into stock of the same class, and any stock may from time to time be reconverted into paid up shares of the same class and of any denomination. Such conversion or reconversion shall be effected in such manner and with such sanction as is prescribed by the Statutes and save so far as the Statutes require any further or other sanction to or method of conversion or reconversion, may be effected by the Directors.

56. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but no stock shall be transferable except in sums of 25 pence or multiples of 25 pence. No warrants to bearer shall be issued in respect of any stock.

57. The holders of stock shall, according to the amount of the stock held by them and the class thereof, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privileges or advantage (except participation in dividends and in assets on a winding up) shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred such privilege or advantage.

58. All such of the provisions of these Presents (other than those relating to share warrants) as are applicable to paid-up shares shall apply to stock.

SHARE WARRANTS

59. The Company with respect to fully paid up shares may issue under the Seal, warrants (hereinafter called "**share warrants**") stating that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends on the shares included in such warrants. The Directors may determine, and from time to time vary the conditions upon which share warrants shall be issued and upon which a new share warrant or coupon shall be issued in the place of one worn out, defaced or destroyed (provided that no new share warrant will be issued to replace one that has been lost or destroyed unless the Directors are satisfied beyond reasonable doubt that the original has been lost or destroyed) and upon which the bearer of a share warrant shall be entitled to receive notices of and attend and vote at general meetings or to join in requisitioning general meetings and upon which a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares therein specified. Subject to such conditions and to these Presents, the bearer of a share warrant shall be a member to the full extent. The holder of a share warrant shall hold such warrant subject to the conditions for the time being in force with regard to share warrants whether made before or after the issue of such warrant.

INCREASE OF CAPITAL

60. The Company in general meeting may from time to time by ordinary resolution increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

61. The new shares shall be subject to the provisions of these Presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise. Unless otherwise provided in accordance with the powers contained in these Presents, the new shares shall be ordinary shares.

ALTERATIONS OF CAPITAL

62. The Company in general meeting may:

62.1 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

62.2 cancel any shares which, at the date of the meeting, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled;

62.3 sub-divide its shares, or any of them, into shares of smaller amount (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that:

(a) as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares; and

(b) in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

62.4 reduce its capital or any share premium account or capital redemption reserve fund in any manner authorised by the Statutes.

The powers conferred by this article may be exercised by ordinary resolution except in cases where the Statutes require a special resolution in which cases the exercise thereof shall be by special resolution.

63. Unless the Directors otherwise determine or the Regulations and/or the rules of the relevant system concerned otherwise require, any share issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

64. Subject to any direction by the Company in general meeting, whenever as the result of any consolidation or sub-division and consolidation of shares members of the Company are entitled to any issued shares of the Company in fractions, the Directors may deal with such fractions as they shall determine and in particular may sell the shares to such members as are so entitled in fractions for the best price reasonably obtainable and pay and distribute to and amongst the members entitled to such shares in due proportions the net proceeds of the sale thereof. For the purpose of giving effect to any such sale the Directors may, in respect of certificated shares, nominate some person to execute a transfer of the shares sold on behalf of the members so entitled to, or, in respect of uncertificated shares nominate any person to transfer such shares in accordance with the facilities and requirements of the relevant system concerned, or in either case, in accordance with the directions of the purchaser thereof and may cause the name of the purchaser to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

For the purposes of this article, any shares representing fractional entitlements to which any member would, but for this article, become entitled may be issued in certificated form or uncertificated form.

GENERAL MEETINGS

65. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year and not more than 15 months shall elapse between the date of one annual general meeting and the next. The annual general meeting shall be held at such time and place as the Directors shall appoint. All general meetings other than the annual general meeting shall be called "extraordinary".

66. The Directors may call an extraordinary general meeting whenever they think fit, and extraordinary general meetings shall also be convened by the Directors on such requisition (or, in default, may be convened by such requisitionists) as provided by the Statutes. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum the Directors in the United Kingdom capable of acting, or if there are no Directors capable and willing so to act, any two members of the

Company, may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

67. In the case of an annual general meeting or of a meeting convened to pass a special resolution or, save as provided by the Statutes, a resolution of which by any provision of the Statutes special notice is required, 21 clear days' notice and in all other cases 14 days' notice at the least (exclusive of the day on which the notice is served or deemed to be served and of the day for which the notice is given) specifying the place, the day and the hour of meeting (and in the case of an annual general meeting specifying the meeting as such) and stating with reasonable prominence that a member entitled to attend and vote thereat is entitled to appoint one or more proxies, who need not also be members, to attend and vote instead of him, and in case of special business, the general nature of such business (and in the case of a meeting convened for passing a special or extraordinary resolution, the intention to propose such resolution as a special or extraordinary resolution as the case may be) shall be given in manner hereinafter mentioned to such persons as are, under the provisions herein contained, entitled to receive notices from the Company. With the consent in writing of all, or such lesser number as is required by the Statutes, of the members entitled to attend and vote thereat, a meeting may be convened by a shorter notice and in such manner as such members may think fit.

68. Subject to the provisions of these articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to each of the Directors and to the Auditors for the time being of the Company. The Directors may decide that members entitled to receive notice are those entered on the Register at a time determined by the board such time not being more than 21 days before the time at which notice of the meeting is given.

69. The notice may specify a time (which shall be not more than 48 hours before the time fixed for the meeting) by which a person must be entered on the Register in order to have the right to attend (in person or by proxy) and vote at the meeting. If the notice contains such a statement, changes to the Register after the time so specified shall be disregarded in determining the rights of any person to attend (in person or by proxy) and vote at the meeting.

70. It shall be the duty of the Company, subject to the provisions of the Statutes, on the requisition in writing of such number of members as is specified in section 376 of the Statute and (unless the Company otherwise resolves) at the expense of the requisitionists:

70.1 to give to members entitled to receive notice of the next annual general meeting notice of any resolution which may properly be moved and is intended to be moved at that meeting; and

70.2 to circulate to members entitled to have notice of any general meeting sent to them any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

71. The accidental omission to give notice to, or the non-receipt of notice by, any member or any Director or the Auditors, shall not invalidate the proceedings at any general meeting.

PROCEEDINGS AT GENERAL MEETINGS

72. All business shall be deemed special that is transacted at an extraordinary meeting, and also all business that is transacted at an annual general meeting, with the exception of declaring dividends, the reading and consideration of the accounts and balance sheet and

the ordinary reports of the Directors and Auditors, other documents required by law to be attached or annexed to the balance sheet, the election of Directors in the place of those retiring by rotation or otherwise, the appointment of (when special notice of the resolution for such appointment is not required by the Statutes) and the fixing of the remuneration of the Auditors and the voting of remuneration or extra remuneration to the Directors.

73. Save as otherwise provided herein, no business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two members present in person or by proxy shall be a quorum for all purposes.

74. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened by or on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such time (being not less than seven days nor more than 28 days thereafter) and place as the chairman shall appoint and if at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy and entitled to vote at such meeting shall be a quorum. The Company shall give not less than three clear days' notice of any meeting adjourned for want of a quorum and the notice shall state that the member or members present as aforesaid shall form a quorum and shall have the power aforesaid.

75. The chairman (if any) of the board of Directors shall preside as chairman at every general meeting of the Company. If there be no such chairman, or if at any meeting he be not present within five minutes after the time appointed for holding the meeting, or be unwilling to act as chairman, the Directors present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the chair, the members present in person or by proxy and entitled to vote at such meeting shall choose one of their number to be chairman.

76. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by such meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which was left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, not less than seven clear days' notice in writing of the adjourned meeting shall be given specifying the day, place and time of the meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment.

77. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or by at least five members present in person or by proxy and entitled to vote or by a member or members entitled to vote and holding or representing by proxy at least either not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right. Unless a poll is so demanded a declaration by the chairman that a resolution has been carried, or carried unanimously or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

78. If any votes shall be counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the resolution unless it be pointed out at the same meeting, or at any adjournment thereof, and not in that case unless it shall in the opinion of the chairman of the meeting be of sufficient magnitude to vitiate the resolution.

79. If a poll is duly demanded, it shall be taken in such manner as the chairman may direct (including the use of ballot or voting papers or tickets) and the result of a poll shall be deemed to be the resolution of the meeting at which the poll is demanded. The chairman may in the event of a poll, appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. The demand for a poll may with the consent of the chairman of the meeting be withdrawn.

80. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

81. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting or adjourned meeting at which the poll is demanded) and place as the chairman may direct. No notice need be given of a poll not taken immediately.

82. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. The demand for a poll may be withdrawn.

83. The Directors may in the event that it is not possible or practicable to hold any general meeting at the place specified for the holding of such general meeting by reason of any security risks or other adverse circumstances direct that such general meeting shall be convened at another place and if appropriate another time and shall in such event notify the members in such manner as they deem appropriate in the circumstances.

84. The Directors may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions (including, inter alia, providing evidence of their identity) as are appropriate in the circumstances and shall be entitled in their absolute discretion to refuse entry to such general meeting to any member or proxy who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

85. The chairman shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the chairman's decision, made in good faith, on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any matter is of such a nature.

86. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution which is set out in the notice convening the meeting in accordance with article 70 no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office or the chairman in his absolute discretion decides that it may be considered or voted upon.

87. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTES OF MEMBERS

88. Subject to any special rights or restrictions as to voting for the time being attached to any shares on a show of hands every member, who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member, shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

89. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

90. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by such court, and such committee, curator bonis or other person may on a poll vote by proxy, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office or at such other place within the United Kingdom as is specified for the purpose in the notice convening the meeting not less than three days before the time for holding the meeting.

91. No member shall, unless the Directors otherwise determine, be entitled in respect of any share in the capital of the Company held by him to be present or to vote at any general meeting or meeting of the holders of any class of shares in the capital of the Company either personally or by proxy, or be reckoned in the quorum for any such meeting or to exercise any other right conferred by membership in relation to meetings of the Company or holders of any class of shares in the capital of the Company if any call or other sum presently payable by him to the Company in respect of such share remains unpaid.

92. If any member, or any person appearing to the Directors to be interested in shares held by such member, has been duly served with a notice under section 212 of the Statute and is in default for the prescribed period in supplying to the Company the information thereby required then the Directors may in their absolute discretion at any time thereafter serve a notice (a **"direction notice"**) upon such member as follows:

92.1 a direction notice may direct that, in respect of the shares in relation to which the default occurred (**"default share"**), the member shall not be entitled to be present or to vote at a general meeting or a meeting of the holders of any class of shares of the Company either personally or by proxy or to be reckoned in the quorum for any such meeting; and

92.2 where the default shares represent at least 0.25 per cent. of the class of shares concerned, then the direction notice may additionally direct that:

(a) in respect of the default shares any dividend or other money which would otherwise be payable on such shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member; and/or

(b) no transfer other than an approved transfer of any of the shares held by such member shall be registered unless:

(i) the member is not himself in default as regards supplying the information requested; and

(ii) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

93. Any direction notice shall cease to have effect seven days after the earlier of:

93.1 receipt by the Company of notice that the shareholding has been sold to a third party by means of an approved transfer; and

93.2 due compliance, to the satisfaction of the Company, with the notice under section 212.

94. For the purpose of articles 92-94:

94.1 a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said section 212 which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

94.2 the prescribed period in respect of any particular member is 14 days from the date of service of the said notice under section 212;

94.3 a transfer of shares is an approved transfer if but only if:

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for a company (as defined in section 14 of the Company Securities (Insider Dealing) Act 1985); or

(b) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with a member and with other persons appearing to be interested in such shares; or

(c) the transfer results from a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any stock exchange outside the United Kingdom on which the Company's shares are normally traded.

95. Nothing contained in articles 92-94 shall limit the power of the Directors under section 216 of the Statute.

96. No objection shall be raised to the qualifications of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

97. On a poll votes may be given either personally or by proxy. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

98. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under the common seal or under the hand of an officer or attorney so authorised. A person appointed to act as a proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion. Deposit of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

98.1 The Directors may decide that a proxy can (without prejudice to any other specified method of appointment) be appointed by electronic mail, subject to such terms and conditions as the Directors specify. If the Directors decide that a proxy can be appointed by electronic mail, notice of the appointment must be received in such way as the Directors specify, and must be received not later than the deadline which applies to instruments appointing a proxy under Article 100. The Directors may require evidence of authority to appoint a proxy by electronic mail, and the relevant documents must be received not later than the said deadline under Article 100. References to any instrument appointing a proxy shall be deemed to include references to any valid appointment of a proxy by electronic mail and in relation to the appointment of a proxy by electronic mail, the reference in the proviso to Article 102 to intimation being received at the Office or other place specified for delivery of instruments of proxy shall be deemed to be a reference to intimation being received in any way specified for the appointment of proxies. The appointment of a proxy by electronic mail will cease to be valid 12 months after the date notice of appointment was received. References in this Article to electronic mail include any electronic transmission in any form through any medium.

99. Any corporation holding shares conferring the right to vote may by resolution of its Directors or other governing body authorise any of its officials or any other person to act as its representative at any meeting of the Company, or at any meeting of holders of any class of shares of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as if he had been an individual member of the Company.

100. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or authority, shall be deposited at the Office or at such other place within the United Kingdom as is specified for the purpose in or by way of note to the notice convening the meeting not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, not less than 24 hours before the time appointed for the taking of the poll at which it is to be used, and in default the instrument of proxy shall not be treated as valid.

101. An instrument of proxy may be in the usual common form or in such other form as the Directors shall, with the approval, if applicable, of the Financial Services Authority, prescribe or approve. The proxy shall be deemed to include the right to demand, or join in demanding, a poll, and shall (except and to the extent to which the proxy is directed to vote for or against any proposal) include power generally to act at the meeting for the member giving the proxy. A proxy, whether in the usual or common form or not, shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates, and need not be witnessed.

102. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or insanity of the principal or revocation of the proxy,

for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs;

108.5 if he is absent from meetings of the Directors for six months without leave, and the Directors resolve that his office be vacated;

108.6 if in the case of any Director (not being already qualified) he shall not obtain his qualification within two months after his appointment, or at any time thereafter cease to hold his qualification, and so that a Director vacating office under this provision shall be incapable of being re-appointed a Director until he shall have obtained his qualification;

108.7 if in the case of any Director he is requested in writing by all his co-Directors to resign;

108.8 if the Company by ordinary resolution removes him before the expiration of his period of office in accordance with article 141.

109. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the Statutes.

110. Save as herein provided a Director shall not vote in respect of any contract, arrangement, transaction or proposal in which he is materially interested, and if he shall do so his vote shall not be counted, nor shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall apply to:

110.1 any contract, arrangement, transaction or proposal for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; or

110.2 to any contract, arrangement, transaction or proposal for the giving by the Company or any of its subsidiaries of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which a Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

110.3 any contract, arrangement, transaction or proposal by a Director to subscribe for or underwrite shares or debentures of the Company or any of its subsidiaries; or

110.4 any contract, arrangement, transaction or proposal with any other company in which he or any person connected with him does not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Statute) representing one per cent. or more of the equity share capital, or the voting rights, in the Company; or

110.5 any contract, arrangement, transaction or proposal made in exercise of any of the powers conferred by articles 118 and 124; or

110.6 any proposal concerning the purchase and/or maintenance of any insurance policy under which he may benefit; or

110.7 any contract, arrangement, transaction or proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates.

111. Subject to the provisions of the Statutes a Director may hold any other office or place of profit under the Company or any company in which the Company is interested (other than the office of auditor) in conjunction with his office of Director and no Director or intending Director shall be disqualified by his office from entering into any contract, arrangement, transaction or proposal with the Company either with regard to his tenure of any such office or place of profit or as vendor, purchaser or otherwise. Subject to the provisions of the Statutes and save as therein provided, no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested, shall be liable to be avoided, nor shall any Director who enters into such contract, arrangement, transaction or proposal or who is so interested be liable to account to the Company for any profit realised by any such contract, arrangement, transaction or proposal by reason of such Director holding that office or of the fiduciary relationship thereby established.

112. A Director shall not vote but may be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.

113. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under article 110) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

114. If the question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

115. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

116. The Directors shall cause minutes to be made in books provided for the purpose:

116.1 of all appointments of officers by the Directors;

116.2 of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

116.3 of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

It shall not be necessary for Directors present at any meeting of the Directors or a committee of the Directors to sign their names in the minute book or other book kept for recording attendance. Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were held, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minutes without further proof.

POWERS OF DIRECTORS

117. The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Presents required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Presents, to the provisions of the Statutes, and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by extraordinary resolution of the Company in general meeting, but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this article shall not be limited or restricted by any special authority or power given to the Directors by any other article.

118. The Directors may exercise the powers of the Company specified in clause 4, sub-clause (24) of the memorandum of association of the Company as to the establishment and maintenance of pension or superannuation funds and otherwise as therein mentioned. Any Director shall be entitled to participate in and retain for his own benefit any donation, gratuity, pension, allowance, emolument or other benefit derived by him in accordance with those powers. Any Director may vote as a Director upon any resolution relating to any act or thing done or to be done under this article notwithstanding that he is concerned or interested therein.

119. The Directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies, and they may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

120. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

121. The Directors may from time to time and at any time by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

122. The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad, and the powers conferred by section 40 of the Statute with regard to having an official seal for sealing securities and such powers shall be vested in the Directors.

123. The Company may exercise the powers conferred upon the Company by the Statutes with regard to the keeping of an overseas branch register, and the Directors may (subject to the provisions of the Statutes) make and vary such regulations as they may think fit respecting the keeping of any such register.

124. Any Director may continue to be or become a director, managing director, manager, executive or other officer or member of any other company in which the Company may be interested, and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager, executive or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, managers, executives or other officers of such company) and any Director of the Company may vote in favour of the exercise of such voting rights in manner aforesaid, notwithstanding that he may be, or be about to be, appointed a director, managing director, manager, executive or other officer of such other company, and as such is or may become interested in the exercise of such voting rights in manner aforesaid.

125. Subject as hereinafter provided the Directors may exercise all powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and, subject to the provisions of the Statutes and these Presents, to issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the Company or of any third party.

126. The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Group (which expression in this article means and includes the Company and its subsidiary undertakings for the time being) and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an ordinary resolution of the Company in general meeting, exceed a sum equal to two and one half times the aggregate of:

126.1 the amount paid up on the share capital of the Company; and

126.2 the total of the capital and revenue reserves of the Group (including, without prejudice to the generality of the foregoing, any share premium account, capital redemption reserve and credit balance on the profit and loss account) all as shown in the latest audited and consolidated balance sheet of the Group but after:

(a) making such adjustments as may be appropriate in respect of any variation in such amount paid up on the share capital, or share premium account or capital redemption reserve since the date of such latest audited consolidated balance sheet;

(b) deducting:

(i) any amounts distributed or proposed to be distributed (but not provided in such latest audited consolidated balance sheet) other than distributions attributable to the Company;

(ii) (to the extent included) any amounts attributable to outside shareholders in subsidiary undertakings of the Company; and

(iii) the amount of any debit balance on the latest audited consolidated profit and loss account (to the extent that any such amount has not already been deducted from the reserves of the Group);

(c) adding back sums representing goodwill arising on acquisitions made after 1 January 1981 of companies and businesses remaining part of the Group which, as at the date of the relevant calculation, has been written off against reserves in accordance with United Kingdom accounting practice; and

(d) making such adjustments (if any) as the Auditors may consider appropriate.

126.3 For the purpose of the foregoing limit:

(a) **"moneys borrowed"** shall be deemed to include the following except in so far as otherwise taken into account (together in each case with any fixed or minimum premium payable on final repayment):

(i) the principal amount for the time being owing (other than to a member of the Group) in respect of any loan capital, whether secured or unsecured, issued by a member of the Group in whole or in part for cash or otherwise;

(ii) the principal amount raised by any member of the Group by acceptances or under any acceptance credit opened on its behalf by any bank or accepting house other than acceptances relating to the purchase of goods in the ordinary course of trading and outstanding for not more than 90 days;

(iii) the nominal amount of any share capital, and the principal amount of any moneys borrowed or other indebtedness, the redemption or repayment of which is guaranteed or secured or is the subject of an indemnity given by any member of the group and the beneficial interest in the redemption or repayment of which is not owned within the Group; and

(iv) the nominal amount of any share capital (not being equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital) of any subsidiary of the Company which share capital is owned otherwise than by other members of the Group;

Provided that, where the amount raised by the Company or any of its subsidiaries by the issue of any debentures, debenture stocks, loan stocks, bonds, notes or other indebtedness is less than the nominal or principal amount thereof (including for these purposes any fixed or minimum premium payable on final redemption or repayment but disregarding the expenses of any such issue), the amount to be treated as moneys borrowed for the purpose of this article shall, so long as the nominal or principal amount of such moneys borrowed is not presently due and payable, be the nominal or principal amount thereof (together with any fixed or minimum premium payable on final redemption or repayment) but after deducting therefrom the unexpired portion of any discount applied to such amount in the latest audited consolidated balance sheet of the Group;

(b) **"moneys borrowed"** shall not include and shall be deemed not to include:

(i) amounts borrowed for the purpose of repaying the whole or any part (with or without premium) of any moneys borrowed by any member of the Group then outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period (such amounts being referred to in this article as **"repayment moneys"**); and

(ii) the proportion of the excess outside borrowing of a partly owned subsidiary which corresponds to the proportion of its equity share capital owned otherwise than by members of the Group and so that, for this purpose, the expression **"excess outside borrowing"** shall mean so much of the borrowings of such partly owned subsidiary otherwise than from members of the Group as exceeds the amounts (if any) borrowed from it by other members of the Group;

(iii) in calculating the amount of "moneys borrowed" there shall be deducted the amount of the cash and current investments and short-term deposits of the Group (other than any repayment moneys and any cash, current investments and short-term deposits held or made by any member of the Group in its capacity as a trustee of any pension fund of any member of the Group).

127. No lender or other person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the said limit has been or would thereby be exceeded.

128. In the event of any doubt as to the calculation of the borrowing limit imposed by article 126 the certificate of the Auditors acting as experts shall be final and binding.

129. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

APPOINTMENT TO OTHER OFFICES

130. Subject to the provisions of the Statutes, the Directors may from time to time appoint one or more of their body to any other office or place of profit under the Company (other than the office of auditor) for such period and on such terms as they think fit and, subject to the terms of any service contract entered into in any particular case and without prejudice to any claim for damages such Director may have for breach of any such service contract, may revoke such appointment.

131. Without prejudice to the generality of the foregoing any such appointment may be made to the office of chief executive or managing director with such managerial, technical, advisory or other functions and duties as may be prescribed by the terms of the appointment. The office of a chief executive or managing director shall determine on its holder ceasing to be a Director but this provision shall not prejudice any claim for damages or compensation under any contract between him and the Company relating to such office if the office determines by reason of his ceasing to be a Director pursuant to articles 108.7, 108.8 and 141 or in consequence of any resolution or other act of the Company removing him from or causing him to cease to hold his directorship.

132. A Director appointed to any such office or place of profit as aforesaid shall receive in respect thereof such remuneration (whether by way of salary, commission or participation in profits or by any or all these modes) as the Directors may determine, and it may be made a term of his appointment that he be paid a pension or gratuity on retirement from his office.

133. The Directors may entrust to and confer upon a Director appointed to any such office or place of profit as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally and with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

ROTATION OF DIRECTORS

134. At the annual general meeting in every year one-third of the Directors for the time being or, if their number is not three or a multiple thereof, the number nearest to (being at least) one-third shall retire from office. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

135. The Directors to retire in every year shall be those who have been longest in office since their last election or appointment, but as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

136. The Company at the meeting at which a Director retires in manner aforesaid shall fill the vacated office by electing a person thereto, and in default the retiring Director shall be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill up such vacated office or unless a resolution for such Director's re-election shall have been put to the meeting and lost.

137. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for the office of a Director at any general meeting unless not less than seven nor more than 21 clear days before the day appointed for the meeting there shall have been given to the Secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for election, and also notice in writing signed by the person to be proposed of his willingness to be elected.

138. A Director shall be required to retire upon attaining the age of 70 years. Such a retiring Director shall be eligible for re-appointment but must retire at each subsequent annual general meeting. A Director retiring in accordance with this article shall not be included in the calculation of the one-third of retiring Directors referred to in article 134 above.

139. The Company in general meeting may from time to time increase or reduce the number of Directors, and may also determine in what rotation such increased or reduced number is to go out of office.

140. The Directors shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing board, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these Presents. Any Director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

141. The Company may by ordinary resolution of which special notice has been given to the Company in accordance with the provisions of the Statutes remove any Director before the expiration of his period of office (but so that such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company) and may by an ordinary resolution appoint another person in his stead. The person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

142. At a general meeting of the Company a motion for the appointment or re-appointment of two or more persons as Directors of the Company by a single resolution shall not be made unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it.

PROCEEDINGS OF DIRECTORS

143. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom.

144. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed at any other number shall be two.

145. Notice of a board meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at his last known address or other address given by him to the Company for this purpose, whether or not out of the United Kingdom. In this article 145 references to "in writing" include the use of electronic communications delivered to an address which has been specified by a Director for the purpose of his receiving notices of board meetings by means of electronic communications and subject to such terms and conditions, if any, as the Directors may decide.

146. The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in the board, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Presents, the continuing Directors or Director may act for the purpose of filling vacancies in the board or of summoning general meetings of the Company, but not for any other purpose. If there be no Directors

or Director able or willing to act, then any two members may summon a general meeting of shareholders for the purpose of appointing Directors.

147. The Directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman be elected, or if at any meeting the chairman be not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

148. A resolution in writing, signed by all the Directors for the time being in the United Kingdom shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors.

149. A meeting of the Directors for the time being, at which a quorum is present, shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

150. The Directors may delegate any of their powers to committees consisting of one or more members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors. The chairman of the board may be ex-officio a member of any committee.

151. Any Director or member of a committee of the board may participate in a meeting of the Directors or such committee by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and any Director or member of a committee participating in a meeting in this manner shall be deemed to be present in person at such meeting.

152. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Presents regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding article.

153. All acts done by any meeting of Directors, or of a committee of Directors, or by any person acting as a Director, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director, or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

154. Subject to the provisions of the Statutes the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they think fit; and any Secretary may be removed by them.

THE SEAL

155. The Directors shall provide for the safe custody of the Seal and any official seal kept pursuant to section 40 of the Statute, which shall not be affixed to any instrument except by the authority of a resolution of the board or of a committee of the Directors, authorised by the Directors in that behalf. Every instrument to which the Seal shall be affixed shall be autographically signed by two Directors or one Director (not being the Secretary) and the Secretary or by another person appointed by the Directors for the purpose save that, as regards any certificates for shares, debentures or other securities of the Company the Directors may by resolution determine that such signatures (or any of them) shall be dispensed with or affixed by some mechanical method.

AUTHENTICATION OF DOCUMENTS

156. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the memorandum and articles of association) and any resolutions passed by the Company or the board, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Company's Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

DIVIDENDS

157. The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

158. No dividend or interim dividend shall be payable otherwise than in accordance with the provisions of the Statutes.

159. Subject to the rights of persons, if any, entitled to shares with priority, preference or special rights as to dividend all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but (for the purposes of this article only) no amount paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date (whether past or future) such share shall rank for dividend accordingly.

160. The Directors may if they think fit from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

161. The Directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

162. No unpaid dividend, or other monies payable on or in respect of a share shall bear interest as against the Company.

163. The Directors may retain any dividends and bonuses payable on shares on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

164. The Directors may retain the dividends and bonuses payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person under those provisions is entitled to transfer, until such person shall become a member in respect of such shares or shall duly transfer the same.

165. All dividends and interest shall belong and be paid (subject to any lien of the Company) to those members whose names shall be on the Register at the date at which such dividend shall be declared or at the date on which such interest shall be payable respectively, or at such other date as the Company by ordinary resolution or the Directors may determine notwithstanding any subsequent transfer or transmission of shares. The Company may pay any dividend, interest or other monies payable in cash in respect of shares, by direct debit, bank transfer or other funds transfer system (subject always, in the case of uncertificated shares, to the facilities and requirements of the relevant system concerned,

where payment is to be made by means of such system), or by cheque, dividend warrant or money order and may remit the same by post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the joint holder whose name stands first in the Register, or to such person and to such address as the holder or joint holders may in writing direct, and the Company shall not be responsible for any loss of any such cheque, warrant or order nor for any loss in the course of any such transfer or where it has acted on any such directions. Every such cheque, warrant or order shall be made payable to the order of the person to whom it is sent, or to such person as the holder or joint holders may in writing direct, and the payment of such cheque, warrant or order shall be a good discharge to the Company. If cheques or warrants in respect of dividends are returned undelivered or are left uncashed on two consecutive occasions the board may determine that the Company shall cease sending such cheques or warrants by post to the member or person concerned.

166. If several persons are registered as joint holders of any share, any one of them may give effectual receipts for any dividend or other monies payable on or in respect of the share.

167. All unclaimed dividends or other monies payable on or in respect of a share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Any such dividend or other monies unclaimed after a period of 12 years from the date when the same fell due for payment shall be forfeited and shall revert to the Company.

168. Any general meeting declaring a dividend may upon the recommendation of the Directors direct payment of such dividend wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

RESERVES

169. The Directors may before recommending any dividends whether preferential or otherwise carry to reserve out of the profits of the Company such sums as they think proper, and may also subject to the provisions of the Statutes carry to reserve any premiums received upon the issue of securities or obligations of the Company. All sums standing to reserve shall, at the discretion of the Directors, be applicable for any purpose to which the profit of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors think fit. The Directors may divide the reserve into such special funds as they think fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they think fit. The Directors may also without placing the same to reserve carry over any profits which they may think it not prudent to divide.

CAPITALISATION OF PROFITS AND RESERVES

170. Subject to the provisions of article 171, the Directors may capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including any share premium account and capital redemption reserve) or to the credit of the profit and loss account (in each case, whether or not such amounts are available for distribution) and appropriate the sum resolved to be capitalised either:

170.1 to the holders of shares in the Company who would have been entitled thereto if distributed by way of dividend and in the same proportions; or

170.2 to such number of the holders of ordinary shares in the Company who may, in relation to any dividend or dividends, validly accept an offer or offers on such terms and conditions as the Directors may determine (and subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with legal or practical problems in respect of overseas shareholders) to receive new ordinary shares, credited as fully paid, in lieu of the whole or part of any such dividend or dividends (any such offer being called a **"Scrip Dividend Offer"**) and the Directors shall apply such sum on their behalf either in or towards paying up any amounts for the time being unpaid on any shares held by such holders respectively or in paying up in full unissued shares or debentures of the Company to be allotted credited as fully paid up to such holders (where article 170.1 applies, in the proportion aforesaid) or partly in the one way and partly in the other.

171. The authority of the Company in general meeting shall not be required before the Directors implement any Scrip Dividend Offer:

171.1 provided that any such offer shall be made on the following basis:

(a) each holder of ordinary shares who validly elects to receive new ordinary shares shall (to the extent permitted by the relevant Scrip Dividend Offer) be entitled to receive such number of new ordinary shares the value of which, calculated at the relevant price, is as nearly as possible equal to (but not in excess of) the amount of dividends which would otherwise have been received by such holder (the **"relevant dividend"**). The relevant price of a new ordinary share shall be such price as is equal to the average of the middle market quotations for an ordinary share of the Company, as derived from the Official List of the Financial Services Authority, during the period of five dealing days commencing on the day when the ordinary shares of the Company are first quoted ex the relevant dividend or to the nominal value of an ordinary share whichever is the higher; and

(b) any such new ordinary shares allotted pursuant to any such offer shall rank pari passu in all respects with the fully paid ordinary shares in issue at the time of such offer save only as regards participation in the relevant dividend.

171.2 The authority of the Company in general meeting shall be required for any capitalisation pursuant to article 170 above.

171.3 A share premium account and a capital redemption reserve and any other amounts which are not available for distribution (and, in the case of a Scrip Dividend Offer, any other reserve and the profit and loss account) may, for the purposes of article 170 only be applied in the paying up of unissued shares to be allotted to holders of shares of the Company credited as fully paid (and, in the case of any Scrip Dividend Offer, such shares shall be allotted in accordance with the terms of such Scrip Dividend Offer).

172. Whenever a capitalisation requires to be effected, the Directors may do all acts and things which they may consider necessary or expedient to give effect thereto, with full power to the Directors to make such provision as they think fit for the case of shares or debentures becoming distributable in fractions (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned) and also to authorise any person to enter on behalf of all members

concerned into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

173. The Directors shall comply with the provisions of the Statutes relating to the keeping, inspection, signature, submission and circulation of accounts.

174. A printed copy of the Directors' report on the annual accounts accompanied by the balance sheet (including every document required by law to be annexed or attached thereto) and profit and loss account, consolidated balance sheet and consolidated profit and loss account (where required by the Statutes) shall, at least 21 clear days before the annual general meeting, be delivered or sent by post to the registered address of every member and every holder of debentures or debenture stock of the Company, and two copies of each of these documents shall, at the same time as they are issued, be forwarded to the Financial Services Authority for publication through its document viewing facility, and to the appropriate person at all other (if any) listing authorities and stock exchanges upon which any shares, debentures or other obligations of the Company are, for the time being, quoted and traded.

AUDIT

175. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Statutes applicable to the Company.

DISCOVERY AND SECRECY

176. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company, and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

NOTICES

177. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register or by sending it using electronic communication to an address for the time being notified for that purpose to the Company by that member in a manner specified by the Directors or as otherwise permitted by Statute or by the Electronic Communications Act. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register, and notice so given shall be sufficient notice to all the joint holders.

178. Any member described in the Register by an address not within the United Kingdom and any holder of a share warrant who shall respectively from time to time give to the Company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at such address, but save as aforesaid no member other than a registered member described in the Register by an address within the United Kingdom shall be entitled to receive any notice from the Company.

179. The Directors may from time to time require any holder of a share warrant who gives or has given an address as in the last article mentioned to produce his warrant and to satisfy them that he is still the holder of a share warrant.

180. Any notice or other document, if served by first class post, shall be deemed to have been served on the day following that on which the letter containing the same is posted and, if served by second class post, on the third day following that on which the letter containing the same is posted, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, stamped and posted.

181. Any notice or document delivered or sent by post or electronic communication to or left at the registered address of any member in pursuance of these Presents shall, notwithstanding that such member be then dead or bankrupt, and whether or not the Company have notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such member as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

182. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or of means of electronic communication the Company is unable effectively to convene a general meeting by notice sent through the post or by electronic communication, a general meeting may be convened by notice advertised in at least one leading daily newspaper with a national circulation and in that event the notice shall be deemed to have been served on all members and persons entitled by transmission, who are entitled to have notice of the meeting served upon them, on the day when the advertisement appears. If at least six clear days prior to the meeting the posting of notices to addressees throughout the United Kingdom or, (as the case may be) the sending of notices by electronic communication has again become practicable, the Company shall send confirmatory copies of the notice by post or (as the case may be) by electronic communication to the persons entitled to receive them.

UNTRACED SHAREHOLDERS

183. The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a member or any share or stock to which a person is entitled by transmission if and provided that:

183.1 for a period of 12 years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the member or to the person entitled by transmission to the share or stock at his address on the Register or the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission provided that in any such period of 12 years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed; and

183.2 the Company has at the expiration of the said period of 12 years by advertisement in two national daily newspapers and a local newspaper given notice of its intention to sell such share or stock; and

183.3 the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission; and

183.4 the Company has first given notice in writing to a Regulatory Information Service (as defined in the Listing Rules of the Financial Services Authority) of its intention to sell such shares or stock.

To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by the transmission to such share or stock. The Company shall account to the member or other person entitled to such share or stock for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such member or other person. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

WINDING UP

184. If the Company shall be wound up (whether the liquidation is altogether voluntary, under supervision, or by the court) the liquidator may with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares in respect of which there is a liability.

INDEMNITY

185. Save and except so far as the provisions of this article shall be avoided by any provisions of the Statutes the Directors and other officers excluding the Auditors for the time being of the Company, and their respective executors or administrators, may be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses (together "**Liabilities**"), which they or any of them, their or any of their executors or administrators, may incur or sustain by reason of any act done, concurred in, or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts (together "**Role**"), except such (if any) as they shall incur or sustain through their own wilful neglect or default respectively, including (without prejudice to the generality of the foregoing) any Liability suffered or incurred by them or any of them in disputing, defending, investigating or providing evidence in connection with any actual or threatened or alleged claims, demands, investigations, or proceedings, whether civil or criminal or in connection with any application under section 144(3) or (4) or section 727 of the Statute. The Company may also, subject to the provisions of the Statutes, provide funds to any Director or other officer of the Company (excluding the Auditors) or do anything to enable a Director or other officer of the Company (excluding the Auditors) to avoid incurring expenditure of the nature described in section 337A of the Statute.

186. Without prejudice to the provisions of article 185 the Directors have the power to purchase and maintain insurance for the benefit of (a) all persons who are or were at any time Directors or other officers (excluding the Auditors) of the Company or any Associated Company (as defined in section 309A(6) of the Statute or (b) all persons who are or were at any time trustees of any pension fund or employees' share scheme in which employees of the Company or any Associated Company (as defined in section 309A(6) of the Statute) are interested including (without prejudice to the generality of the foregoing) insurance against Liabilities in respect of their Roles.

ELECTRONIC COMMUNICATIONS

187. Notwithstanding anything in these Presents to the contrary, but subject to the Statutes and the Electronic Communications Act:

187.1 any notice or other document to be given or sent to any person by the Company is also to be treated as given or sent where:

(a) the Company and that person have agreed that any notice or other document required to be given or sent to that person may instead be accessed by him on a website;

(b) the meeting (in the case of a notice of meeting) or other document (in any other case) is one to which that agreement applies;

(c) that person is notified, in a manner for the time being agreed between him and the Company, of the publication of the notice or (as the case may be) other document on a website, the address of that website and the place on that website where the notice or (as the case may be) other document may be accessed and how it may be accessed;

(d) in the case of a notice of meeting, such notice of meeting is published in accordance with article 187.2 below and the notification referred to in (c) above states that it concerns a notice of a company meeting served in accordance with the Statute; specifies the place, date and time of the meeting; and states whether the meeting is to be an annual or extraordinary general meeting; and

(e) in the case of a document referred to in section 238 of the Statute, and in the case of a document comprising a summary financial statement referred to in section 251 of the Statute, such document is published in accordance with article 187.2 below;

and, in the case of a notice of meeting or other document so treated, such notice or other document is to be treated as so given or sent, as the case may be, at the time of the notification mentioned in (c) above; and

187.2 where a notice of meeting or other document is required by article 187.1(d) or (e) above to be published in accordance with this article 187.2, it shall be treated as so published only if:

(a) in the case of a notice of meeting, the notice is published on the website throughout the period beginning with the giving of the notification referred to in article 187.1(c) above and ending with the conclusion of the relevant meeting; and

(b) in the case of a document referred to in article 187.1(e) above, the document is published on the website throughout the period beginning at least 21 clear days before the date of the relevant meeting and ending with the conclusion of the meeting and the notification referred to in article 187.1(c) above is given not less than 21 clear days before the date of the meeting,

but so that nothing in this article 187.2 shall invalidate the proceedings of the meeting where the notice or other document is published for a part, but not all, of the period mentioned in (a) or, as the case may be, (b) of this article 187.2 and the failure to publish the notice or other document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid; and

187.3 the Directors may from time to time make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the giving of notices or other documents by electronic communication by or to the Company and otherwise for the purpose of implementing and/or supplementing the provisions of these articles, the Statutes and the Electronic Communications Act in relation to electronic communication; and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this article.

1.8 (a)

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 55513

Company Name in full The Laird Group Public Limited Company

	Day	Month	Year
Date of appointment	01	12	2006
†Date of Birth	27	01	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director X as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: SIR *Honours etc: KCMG, MA

Forename(s): CHRISTOPHER OWEN

Surname: HUM

Previous Forename(s): – Previous Surname(s): –

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: GONVILLE AND CAIUS COLLEGE

Post town: CAMBRIDGE Postcode: CB2 1TA

County / Region: CAMBRIDGESHIRE Country: UK

†Nationality: BRITISH †Business occupation: COLLEGE HEAD

†Other directorships (additional space overleaf): DIRECTOR, OILIN CONSULTING PLC

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] **Date** 04/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed A. Allein Davie (Assistant) **Date** 04/12/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A.M. L[illegible]
The L[illegible] Group Plc
3, [illegible]
London SW1Y [illegible] Tel
Tel: 020 7468 40[illegible]

DX number DX exchange

THURSDAY
A3UWUL5N
A26 07/12/2006 420
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.8 (b)

Companies House
— for the record —

288a

Please complete in typescript, or in bold black capitals.

CHFP000

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 55513

Company Name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Appointment form

Notes on completion appear on reverse.

Date of appointment (Day Month Year): 01 07 2006

†Date of Birth (Day Month Year): 14 05 1949

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: PROFESSOR *Honours etc:

Forename(s): MICHAEL JOSEPH

Surname: KELLY

Previous Forename(s): - Previous Surname(s): -

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 38, WARKWORTH STREET

Post town: CAMBRIDGE Postcode: CB1 1EG

County / Region: CAMBRIDGESHIRE Country: ENGLAND

†Nationality: BRITISH †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 7/7/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 10/7/06

(**a director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Miss A.M. Downie
The Laird Group Plc
3, St. James's Square
London SW1Y 4JU Tel
Tel: 020 7468 40 40

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.8 (c)

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 55513

Company Name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: SIR *Honours etc:

Forename(s): GEOFFREY DAVID

Surname: OWEN

	Day	Month	Year
†Date of Birth	1 6	0 4	1 9 3 4

A serving director, secretary etc must sign the form below.

Signed A. Muir Downie **Date** 2 January 2007

Assistant

(** ~~serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A.M. Downie
The Laird Group Plc
3, St. James's Square
London SW1Y 4JU
Tel. 020 7468 4040

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

1.8 (d)

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 55513

Company Name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

	Day	Month	Year
Date of termination of appointment	31	12	2006

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title [ ] *Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s): JOHN BLYTH

Surname: McDOWALL

	Day	Month	Year
†Date of Birth	30	04	1942

RECEIVED
2007 AUG 22 A 4: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed A. Marion Downie **Date** 2 January 2007

(** ~~serving director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A.M. Downie
The Laird Group Plc
3, St. James's Square
London SW1Y 4JU
Tel: 020 7468 4040

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

1.8 (e)

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 55513

Company Name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

	Day	Month	Year
Date of termination of appointment	30	09	2006

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) GEOFFREY

Surname DRABBLE

	Day	Month	Year
†Date of Birth	20	12	1959

RECEIVED 2007 JUN 22 A 4:?1 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed A-Marie Dennis **Date** 4th October 2006

(** Assistant ~~serving director~~/ secretary/ ~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A.M. Dennis
The Laird Group Plc
3, St. James's Square
London SW1Y 4JU
Tel: 020 7468 40?0

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

1.9 (a)

Companies House
— for the record —

RECEIVED
2007 JUN 22 A 4:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number: 55513

Company name in full: THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	8		
Nominal value of each share	0 25P		
Amount (if any) paid or due on each share (including any share premium)	598p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

THURSDAY

AW98YQ7I
A38 07/06/2007 487
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

12

Shareholder details (*list joint allottees as one shareholder*)	**Shares and share class allotted**	
Name(s) CAZENOVE NOMINEES LIMITED, 142CN Account SAD	Class of shares allotted	Number allotted
Address 20 MOORGATE, LONDON	ORDINARY	8
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4 JUNE 2007

A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

DOMINIC J L HUDSON, THE LAIRD GROUP PLC, 100 PALL MALL
LONDON SW1Y 5NQ
Tel 0207 468 4040
DX number DX exchange

1.9 (b)

RECEIVED

2007 AUG 22 A 4:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 55513

Company name in full: THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	21,210	13,257	
Nominal value of each share	0.25P	0.25P	
Amount (if any) paid or due on each share (including any share premium)	195P	271P	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

1.9 (c)

Companies House
— for the record —

RECEIVED
2007 AUG 22 A 4:?9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number: 55513

Company name in full: THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31 / 05 / 2007	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	9,545		
Nominal value of each share	0.25P		
Amount (if any) paid or due on each share (including any share premium)	323P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

1.9 (d)

Companies House
— for the record —

88(2)

RECEIVED

2007 AUG 22 A 4:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 22 Month 05 Year 2007	To: Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12,196		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	323p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

1.9 (e)

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

2007 AUG 22 A 4:38

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 55513

CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,545		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	323p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

1.9 (f)

Companies House
— for the record —

88(2)

RECEIVED Return of Allotment of Shares

2007 AUG 22 A 4:33

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,545		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	323p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SATURDAY
ABYHQPO3
A15 19/05/2007 711
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: NIGEL RALPH MORGAN	Class of shares allotted	Number allotted
Address: OLDE OAK HOUSE, SWEETWATER LANE, ALVESTON NR THORNBURY S GLOS.	ORDINARY	9545
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 18/5/07

~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

A. MARLON DOWNIE, THE LAIRD GROUP PLC, 100 PALL MALL, LONDON SW1Y 5NQ Tel 0207 468 4040

DX number DX exchange

1.9 (g)

Companies House
— for the record —

88(2)

RECEIVED
2001 AUG 22 A 4:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	146,051	74,236	
Nominal value of each share	0.25p	0.25p	
Amount (if any) paid or due on each share *(including any share premium)*	195p	271p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Form revised January 2000

1.9 (h)

Companies House
— for the record —

88(2)

RECEIVED **Return of Allotment of Shares**

2007 AUG 22 A 4:53

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14 05 2007	

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,605	21,210	27,573
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share (*including any share premium*)	238.5p	289p	163.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

1.9 (i)

Companies House
— for the record —

88(2) Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

2007 AUG 22 A 4:13
CORPORATE FINANCE

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14 05 2007	

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	47,723	37,119	
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share (including any share premium)	195p	271p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardif
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 23: Edinburg
For companies registered in Scotland

1.9 (j)

Companies House
— for the record —

88(2)

RECEIVED

2007 JUN 22 A 4:18

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number: 555113

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full: THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,787		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	323p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

1.9 (k)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 JUN 22 A 4:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	53,025	15,909	
Nominal value of each share	0.25p	0 25p	
Amount (if any) paid or due on each share *(including any share premium)*	195p	323p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

WEDNESDAY
ALFFOPEG
A13 09/05/2007 380
COMPANIES HOUSE

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: RICH KOOPMANN Address: 6900 SPLIT ROCK CIRCLE, SIOUX FALLS, SD 57110, USA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 53,025
Name: JONATHAN PETROMELIS Address: 33 BENEVENTO CIRCLE, PEABODY MA 01760 USA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 15,909
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/5/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name address, telephone number and, if available a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC J L. HUDSON, THE LAIRD GROUP PLC
100 PALL MALL, LONDON SW1Y 5NQ
Tel 0207 468 4040
DX number DX exchange

1.9 (I)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED 2007 AUG 22 A 4:43

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 55513

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04 / 05 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	53,025	10,605	10,605
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	195p	271p	323p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SATURDAY
"AMY5WPAU"
A34 05/05/2007 732
COMPANIES HOUSE

e
arge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

13

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROGER PRESLEY, 185 KILLARNEY DRIVE, Address: BERKELEY HEIGHTS, NEW JERSEY USA 07922 UK Postcode	Class of shares allotted ORDINARY	Number allotted 31,815
Name: Address: GRAHAM CROWE, COLDHALL COTTAGE SHALFORD ROAD, JASPERS GREEN BRAINTREE, ESSEX UK Postcode CM7 5AS	Class of shares allotted ORDINARY ORDINARY ORDINARY	Number allotted 21,210 10,605 10,605
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/5/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC J. L. HUDSON, THE LAIRD GROUP PLC
100 PALL MALL, LONDON SW1Y 5NQ
Tel 0207 468 4040

DX number DX exchange

1.9 (m)

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

2007 AUG 22 A 4:48

CORPORATE FINANCE

Please complete in typescript, or in bold black capitals
CHFP000

Company Number: 55513

Company name in full: THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	05	2007			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	44,541	34,997	
Nominal value of each share	0.25p	0.25p	
Amount (if any) paid or due on each share (including any share premium)	195p	271p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY
AMY5XPAV
A34 05/05/2007 731
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at.

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: RONALD KEITH HULL Address: 550 CONWAY VILLAGE DRIVE, ST. LOUIS MISSOURI 63141-5808, USA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 79,538
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/5/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC J L HUDSON, THE LAIRD GROUP PLC
100 PALL MALL, LONDON SW1Y 5NQ
Tel 0207 468 4040

DX number DX exchange

1.9 (n)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	05	2007
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	23,332	15,908	
Nominal value of each share	0.25p	0.25p	
Amount (if any) paid or due on each share *(including any share premium)*	271p	323p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY
ACRHEPNK
A26 18/05/2007 723
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

20

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PETER LARIVIERE Address: 71 BAKER ROAD, SALISBURY MA 01952, USA UK Postcode	ORDINARY ORDINARY	19,090 15,908
Name: AMANDA WELLAND Address: FLAT 7, STONELEIGH COURT, 91 CHESTNUT GROVE, NEW MALDEN, SURREY UK Postcode KT3 3JS	ORDINARY	4,242
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed A. Marion Downie Date 15.5.07

Assistant
~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

A. MARION DOWNIE, THE LAIRD GROUP PLC
100 PALL MALL, LONDON SW1Y 5NQ
Tel 0207 468 4040
DX number DX exchange

Companies House
— for the record —

88(2)

RECEIVED
Return of Allotment of Shares

2007 06 22 A 11:48

Please complete in typescript, or in bold black capitals
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,620		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	323p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY
AQELAP75
A11 02/05/2007 745
COMPANIES HOUSE

rge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Shareholder details | Shares and share class allotted

Name / Address	Class of shares allotted	Number allotted
Name: MR S C EMMERSON Address: 20 BRIAR WALK, DARLINGTON CO. DURHAM UK Postcode DL3 8QU	ORDINARY	9,545
Name: MR D. A. HILL Address: LITTLE OAK, HIGH ONN WHARF CHURCH EATON, STAFFORD UK Postcode ST20 0AX	ORDINARY	10,075
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1/5/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC J. C HUDSON, THE LAIRD GROUP PLC, 100 PALL MALL LONDON SW1Y 5NQ Tel 0207 468 4040

DX number DX exchange

1.9 (p)

Companies House
— for the record —

88(2)

RECEIVED Return of Allotment of Shares

2007 MAY 22 A 4:49

Please complete in typescript, or in bold black capitals
CHFP000

Company Number: 55513

Company name in full: THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	26,513		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	323p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY
AQEL9P74
A11 02/05/2007 746
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name NICHOLAS ALAN WHITWELL Address THE OLD RECTORY, SAVEY LANE YOXALL, DE13 8PD UK Postcode	Class of shares allotted ORDINARY	Number allotted 26513
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/4/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC J L. HUDSON
THE LAIRD GROUP PLC, 100 PALL MALL
LONDON SW1Y 5NQ Tel 02074684040
DX number DX exchange

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,090		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SATURDAY
AZB9GOWT
A33 21/04/2007 658
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JONATHAN PETROMELIS Address: 33 BENEVENTO CIRCLE, PEABODY MA 01960 USA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 19,090
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed A. Marion Downie Date 20/4/07

~~A director~~ / Assistant Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

A.MARION DOWNIE, THE LAIRD GROUP PLC
100 PALL MALL LONDON SW1Y 5NQ
Tel 0207 468 4040
DX number DX exchange

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

2007 AUG 22 A 4:49

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 555130

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15,908		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

TUESDAY *A36XAOS6* A54 17/04/2007 691 COMPANIES HOUSE

Form revised January 2000

6

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HENRIK HOYMARK ERIKSEN	Class of shares allotted	Number allotted
Address JIN SHUI WAN 20, JI CHANG LU, 215021, SUZHOU, P.R. CHINA	ORDINARY	15,908
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed A. M. Downie Date 16/4/07

~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

A. MARION DOWNIE, THE LAIRD GROUP PLC
100 PALL MALL, LONDON SW1Y 5NQ
Tel 0207 468 4040

DX number DX exchange

1.9 (s)

Companies House
— for the record —

RECEIVED

2007 APR 22 A 4:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,182		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	195p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

TUESDAY
A36X9OS5
A54 17/04/2007 692
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: AMANDA CLAIRE WELLAND Address: FLAT 7 STONELEIGH COURT, 91 CHESTNUT GROVE NEW MALDEN SURREY UK Postcode KT3 3TE	Class of shares allotted: ORDINARY	Number allotted: 3,182
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed A. Marion Downie Date 16/4/07

~~A director~~ / Assistant secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

A. MARION DOWNIE THE LAIRD GROUP PLC, 100 PALL MALL, LONDON SW1Y 5NQ

Tel 0207 4684040

DX number DX exchange

1.9 (t)

Companies House
— for the record —

88(2) Return of Allotment of Shares

RECEIVED

2007 APR 22 A 4: 29

Please complete in typescript, or in bold black capitals
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10 04 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12,196		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

THURSDAY
A8660ON5
A15 12/04/2007 242
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House 37 Castle Terrace Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: STEPHEN CHARLES EMMERSON Address: 20 BRIAR WALK, DARLINGTON CO. DURHAM UK Postcode DL3 8QU	ORDINARY	12,196
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed   Date 10/4/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC J.L. HUDSON THE LAIRD GROUP
PLC, 100 PALL MALL, LONDON
SW1Y 5NQ   Tel 0207 468 4040

DX number   DX exchange

1.9 (u)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED 2007 APR 22 A 4:29 CORPORATE FINANCE

Please complete in typescript, or in bold black capitals
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	28	03	2007			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	33,936		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share (*including any share premium*)	402p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

THURSDAY
A15 *A8669ONE* 12/04/2007 233
COMPANIES HOUSE
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name JONATHAN C SILVER Address THE ORCHARD, 15 SUMMERHOUSE LANE, ALDENHAM, HERTFORDSHIRE UK Postcode WD25 8DL	Class of shares allotted ORDINARY	Number allotted 33,936
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

DOMINIC HUDSON, THE LAIRD GROUP PLC, 100 PALL MALL, LONDON SW1Y 5NQ Tel 0207 468 4040

DX number DX exchange

1.9 (v)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,545		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

WEDNESDAY
AJ3BNO8Q
A22 28/03/2007 122
COMPANIES HOUSE

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name DAVID JOHN BURNDRED Address MIRABEAU, 3 BRAEMAR CLOSE, GODALMING, SURREY UK Postcode GU7 1SA	Class of shares allotted ORDINARY	Number allotted 9545
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC HUDSON, THE LAIRD GROUP PLC
100 PALL MALL, LONDON SW1Y 5NP
Tel 0207 468 4040
DX number DX exchange

1.9 (w)

Companies House — for the record —

RECEIVED

2007 AUG 22 A 4:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,605	10,605	28,634
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	403p	289p	195p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

AMG16O3A

A36 23/03/2007 402

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name KEITH DAVENPORT Address 98 CLARENCE ROAD, ST. ALBANS UK Postcode AL1 4NQ	Class of shares allotted ORDINARY ORDINARY ORDINARY	Number allotted 10,605 10,605 28,634
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/3/07

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC HUDSON, THE CAIRD GROUP PLC, 100 PALL MALL, LONDON SW1Y 5NQ

Tel 0207 468 4060

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23801		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

FRIDAY
AMG17O3B
A36 23/03/2007 401
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Shareholder details	Shares and share class allotted	
Name: KEITH DAVENPORT Address: 98 CLARENCE ROAD ST ALBANS UK Postcode AL1 4NQ	Class of shares allotted: ORDINARY	Number allotted: 22,801
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC HUDSON THE LAIRD GROUP PLC, 100 PALL MALL LONDON SW1Y 5NQ Tel 0207 468 4040

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	26,514		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Co[...]
This fo[...]

THURSDAY
ANF6DO2L
A42 22/03/2007 465
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Shareholder details	Shares and share class allotted	
Name ANDREW HORNBY Address BROOKLANDS, RIPLEY ROAD KNARESBOROUGH UK Postcode HG5 9BY	Class of shares allotted ORDINARY	Number allotted 26,514
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC HUDSON, THE LAIRD
GROUP PLC, 100 PALL MALL
LONDON SW1Y 5NQ Tel 0207 468 4040

DX number DX exchange

Companies House
— for the record —

RECEIVED

2007 MAR 22 A 4:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	21,210	39,770	11,030
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	403p	271p	271p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY
ANF6FO2N
A42 22/03/2007 463
COMPANIES HOUSE

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name DOMINIC JONATHAN LUKE HUDSON	Class of shares allotted	Number allotted
Address 28 BALVAIRD PLACE, BESSBOROUGH GARDENS, LONDON	ORDINARY	21,210
	ORDINARY	39,770
UK Postcode SW1V 3SN		
Name DAVID GUANGCHAO ZENG	Class of shares allotted	Number allotted
Address P.O. BOX 98810, TST POST OFFICE KLN, HONG KONG	ORDINARY	11,030
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC HUDSON, THE LAIRD GROUP PLC, 100 PALL MALL LONDON SW1Y 5NQ

Tel 0207 468 4040

DX number DX exchange

1.9 (aa)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	21,210	5,303	31,815
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	403p	289p	195p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

ANF6EO2M 464
A42 22/03/2007
COMPANIES HOUSE
THURSDAY

This

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name ANDREW HORNBY	Class of shares allotted	Number allotted
Address BROOKLANDS, RIPLEY ROAD,	ORDINARY	21,210
KNARESBOROUGH,	ORDINARY	5,303
UK Postcode HG5 9BY	ORDINARY	31,815
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 21/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~. *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC HUDSON THE LAIRD
GROUP PLC, 100 PALL MALL
LONDON SW1Y 5NQ Tel 0207 468 4040

DX number DX exchange

1.9 (bb)

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

2007 AUG 22 A 4:49

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 555113

INTERNATIONAL CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,121	2,121	6,363
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	403p	289p	195p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY
AOX39O1W
A10 21/03/2007 245
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details | Shares and share class allotted

Shareholder details	Class of shares allotted	Number allotted
Name: MISS A. K. SOMERVILLE Address: 30 EDNA STREET LONDON UK Postcode SW11 3DP	ORDINARY ORDINARY ORDINARY	2,121 2,121 6,363
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed A. Munro Downie Date 25/3/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Assistant

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS A. M. DOWNIE THE LAIRD GROUP PLC, 100 PALL MALL, LONDON, SW1Y 4NQ

Tel 0207 468 4040

DX number DX exchange

1.9 (cc)

Companies House
— for the record —

88(2)

RECEIVED **Return of Allotment of Shares**

2007 AUG 22 A 4:49

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 555/13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20 03 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,303	23,331	26,513
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	271p	403p	135.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY
AOX3601T
A10 21/03/2007 248
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MISS A.K. SOMERVILLE Address: 30 EDNA STREET LONDON UK Postcode SW11 3DP	Class of shares allotted: ORDINARY	Number allotted: 5,303
Name: MR GARY McRAE Address: 191A FINCHAMPSTEAD ROAD WOKINGHAM, BERKSHIRE 'G' UK Postcode RG40 3HE	Class of shares allotted: ORDINARY ORDINARY	Number allotted: 10,605 26,513
Name: MISS A.M. DOWNIE Address: 20 VALE DRIVE, BARNET HERTS UK Postcode EN5 2ED	Class of shares allotted: ORDINARY	Number allotted: 10,605
Name: MR J.W. McSWEENEY Address: 2 CHALET CLOSE BEXLEY, KENT UK Postcode DA5 2EY	Class of shares allotted: ORDINARY	Number allotted: 2,121
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed A. Marion Downie Date 20.3.07

~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS A.M. DOWNIE, THE LAIRD GROUP PLC, 100 PALL MALL, LONDON SW1Y 4NQ

Tel 0207 468 4040

DX number DX exchange

1.9 (dd)

Companies House
— for the record —

88(2)

RECEIVED

2007 AUG 22 A

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16,969		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	271p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

WEDNESDAY
AOX35O1S
A10 21/03/2007 249
COMPANIES HOUSE

Form revised January 2000

Shareholder details	Shares and share class allotted	
Name MR N. R. MORGAN Address OLDE OAK HOUSE, SWEET WATER LANE, ALVESTON, NR. THORNBURY, SOUTH GLOS. UK Postcode BS35 3JY	Class of shares allotted ORDINARY	Number allotted 16,969
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed A. M. Downie Date 20. 3. 07

~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS A. M. DOWNIE, THE CAIRD GROUP PLC, 100 PALL MALL
LONDON SW1Y 5NQ Tel 0207 468 4040
DX number DX exchange

1.9 (ee)

Companies House
— *for the record* —

88(2)

RECEIVED 2007 MAR 22 A 4:49

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 555173

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	18,029	31,816	16,969
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	271p	271p	271p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form revised January 2000

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: RICHARA E. ROTHENBERGER Address: 1033 BROOK MONT DRIVE, O FALLON MO 63366, USA UK Postcode	ORDINARY	18,029
Name: NICHOLAS ALAN WHITWELL Address: THE OLD RECTORY, SAVEY LANE, YOXALL UK Postcode DE13 8PD	ORDINARY	31,816
Name: DAVID A. HILL Address: LITTLE OAK, HIGH ONN WHARF CHURCH EATON, STAFFORD UK Postcode ST20 0AY	ORDINARY	16,969
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed A Marion Dowie Date 19/3/07

~~A director~~ / Assistant secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

1.9 (ff)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,121	4,242	4,242
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	403p	195p	271p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

WEDNESDAY
AOX37O1U
A10 21/03/2007 247
COMPANIES HOUSE

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MRS ANNE M.E. VIDALIS Address: 60 BAKER STREET POTTERS BAR, HERTS UK Postcode EN6 2EQ	ORDINARY ORDINARY ORDINARY	2,121 4,242 4,242
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed A Muir Lowrie Date 19/3/07

~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

1.9 (gg)

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

88(2)

Return of Allotment of Shares

RECEIVED

2001 AUG 22 A 4:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,210		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	374.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

1.9 (hh)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34,998		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	374.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

1.9 (ii)

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	555136
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day Month Year	To: Day Month Year
	12 12 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	~~Ordinary~~ XXXXXXXXX
Number allotted	31,815	21,210	
Nominal value of each share	0.25p	0.25p	
Amount (if any) paid or due on each share *(including any share premium)*	252p	195p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

1.9 (jj)

Companies House
— for the record —

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,121		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	374.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,726		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.95		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR DAVID JOHN BURNDRED Address: MIRABEAU, 3 BRAEMAR CLOSE, GODALMING SURREY GU7 1SA UK Postcode	Class of shares allotted: Ordinary	Number allotted: 12,726
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed A. Marion Downie Date 1 September 2006

Assistant ~~Director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. MARION DOWNIE, THE LAIRD GROUP PLC
3 ST JAMES'S SQUARE, LONDON SW1Y 4JU
Tel 0207 468 4040
DX number DX exchange

1.9 (II)

Companies House
— for the record —

Return of Allotment of Shares

RECEIVED

2007 AUG 22 A 11: 02

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	53,025	101,808	
Nominal value of each share	0.25p	0.25p	
Amount (if any) paid or due on each share *(including any share premium)*	289p	195p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GEOFFREY DRABBLE	Class of shares allotted	Number allotted
Address: 2 SUGAR HILL FARM, STUTTON,	Ordinary	53,025
NR TADCASTER, NORTH YORKSHIRE	Ordinary	101,808
UK Postcode LS24 9NF		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 June 2006

~~Director~~ secretary ~~administrator / administrative receiver / receiver manager~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC J L HUDSON, THE LAIRD GROUP PLC

3 ST JAMES'S SQUARE, LONDON SW1Y 4JU

Tel 0207 468 4040

DX number DX exchange

1.9 (mm)

Companies House
— for the record —

RECEIVED

88(2) Return of Allotment of Shares

2007 AUG 22 A 4:20

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,513		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	195p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A42 *ASPS5G59* 480
COMPANIES HOUSE 10/06/2006

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HENRIK ERIKSEN Address: TONG YUAN LU NO. 1, DU SHU YUAN NO 356 215006 SUZHOU INDUSTRIAL PARK JIANGSU PROVINCE, PEOPLE'S REPUBLIC OF CHINA 215011 UK Postcode	Class of shares allotted: Ordinary	Number allotted: 26513
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9 JUNE 2006

~~Director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

D HUDSON, THE LAIRD GROUP PLC, 3 ST JAMES'S SQUARE, LONDON SW1Y 4JU

Tel 0207 468 4040

DX number DX exchange

Companies House
— for the record —

88(2)

RECEIVED

2001 AUG 22 A 4:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	55513
Company name in full	THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,210		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	289p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Th [redacted]

A42 *AYSDPFYF* 526
COMPANIES HOUSE 03/06/2006

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name DOMINIC JONATHAN LUKE HUDSON Address 9 KERSLEY STREET, LONDON SW11 4PR UK Postcode		Class of shares allotted Ordinary	Number allotted 21,210
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 June 2006

Assistant Secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A MARION DOWNIE, THE LAIRD GROUP PLC
3 ST JAMES'S SQUARE, LONDON SW1Y 4JU
Tel 0207 468 4040
DX number DX exchange

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

2006 AUG 22 A 11:50

CORPORATE FINANCE

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	26,513	26,513	58,328
Nominal value of each share	0.25p	0.25p	0.25p
Amount (if any) paid or due on each share *(including any share premium)*	195p	195p	195p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A42 *AYSDOFYE* 527
COMPANIES HOUSE 03/06/2006

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name PETER LARIVIERE Address 71 BAKER ROAD, SALISBURY MA 01952, USA UK Postcode	Ordinary	26,513
Name JONATHAN PETROMELIS Address 33 BENEVENTO CIRCLE, PEABODY MA 01960, USA UK Postcode	Ordinary	26,513
Name DOMINIC JONATHAN LUKE HUDSON Address 9 KERSLEY STREET, LONDON SW11 4PR UK Postcode	Ordinary	58,328
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2 June 2006

~~Director~~ · secretary ~~administrator administrative receiver receiver manager receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOMINIC J L HUDSON, THE LAIRD GROUP PLC

3 ST JAMES' SQUARE, LONDON SW1Y 4JU

Tel 0207 468 4040

DX number DX exchange

1.9 (pp)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 AUG 22 A 4: -?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	323,667		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

ISSUE OF ESCROW SHARES IN CONNECTION WITH ACQUISITION OF CENTURION WIRELESS TECHNOLOGIES, INC.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

CONTINUATION SHEET NO.1

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): STATE OF WISCONSIN INVESTMENT BOARD Address: 121 EAST WILSON STREET MADISON, WISCONSIN, USA UK Postcode	ORDINARY	16,275
Name(s): PHILLIP JACKSON BELL Address: 1145 SAN MATEO DRIVE MENLO PARK, CALIFORNIA, USA UK Postcode	ORDINARY	4,560
Name(s): ROBERT BEHLMAN Address: 80329 RIVICIA LA QUINTA, CALIFORNIA, USA. UK Postcode	ORDINARY	1,638
Name(s): K&E INVESTMENT PARTNERS LLC 200DIF Address: 200 EAST RANDOLPH STREET CHICAGO, ILLINOIS, USA UK Postcode	ORDINARY	545
Name(s): RANDOLPH STREET PARTNERS III Address: 200 EAST RANDOLF DRIVE CHICAGO, ILLINOIS, USA UK Postcode	ORDINARY	272

~~Please enter the number of continuation sheets (if any) attached to this form~~ XXXXXXXXXXXXXXX

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A.M. Dowie
The Laird Group Plc
3, St. James's Square
London SW1Y 4JU
Tel: 020 7468 40 40

Tel

DX number DX exchange

CONTINUATION SHEET NO.2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) THOMAS MICHAEL COCHRAN Address 7809 BARRINGTON PLACE LINCOLN, NEBRASKA, USA UK Postcode	ORDINARY	5,482
Name(s) WILLIAM ED CAMPBELL Address 5821 MARKHORN CLOSE LINCOLN, NEBRASKA, USA UK Postcode	ORDINARY	3,270
Name(s) STEVEN C. BOWLES Address 2130 FIREPLACE CIRCLE LINCOLN, NEBRASKA, USA UK Postcode	ORDINARY	3,616
Name(s) MONTY D. ROHDE Address 2215 THE KNOLLS LINCOLN, NEBRASKA, USA UK Postcode	ORDINARY	2,974
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form XXXXXXXXXXX

Signed ______________________ Date ______________________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss A.M. Downie
The Laird Group Plc
3, St. James's Square
London SW1Y 4JU
Tel: 020 7468 4040

Tel

DX number DX exchange

1.9 (qq)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 00055513

Company name in full: LAIRD GROUP PLC (THE)

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	37,602,512		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	325 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

1.9 (rr)

Companies House
— for the record —

88(2) **Return of Allotment of Shares**

RECEIVED

2006 AUG 22 A 4: 50

...omplete in typescript, or in bold black capitals.

CHFP000

Company Number 55513

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	02	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12,000	8,000	
Nominal value of each share	0.25p	0.25p	
Amount (if any) paid or due on each share *(including any share premium)*	207p	287.25p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class a
Name: MR. GIL L. CHRISTOPHER JR. Address: 908 LONGFIELD CIRCLE, CHARLOTTE, NC 28270. USA. UK Postcode	Class of shares allotted: Ordinary Nu allo: 20,000
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27th February 2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR. D.J.L. HUDSON,
THE LAIRD GROUP PLC., 3 ST. JAMES'S SQUARE,
LONDON, SW1Y 4JU Tel 020 7468 4040
DX number DX exchange

1.9 (ss)

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED

2007 AUG 22 A 10:50

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 55513

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company name in full THE LAIRD GROUP PUBLIC LIMITED COMPANY

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	0.25p		
Amount (if any) paid or due on each share *(including any share premium)*	342.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A54 *AG4YOC88* 760
COMPANIES HOUSE 20/01/2006

rge

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR PETER ROWLANDS	Class of shares allotted	Number allotted
Address: 257 PERRY STREET, BILLERICAY	Ordinary	10,000
ESSEX		
UK Postcode CM12 0PQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______ Date 19 January 2006

XXXX / secretary / XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DJL HUDSON, THE LAIRD GROUP PLC, 3 ST JAMES'S SQUARE, LONDON SW1Y 4JU 0207 468 4040

Tel

DX number DX exchange

2.1 (a)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	10:08 08-Aug-07
Number	7222B

RNS Number:7222B
Laird Group PLC
08 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   THE LAIRD GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

   SIR CHRISTOPHER HUM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PERSHING NOMINEES LIMITED

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

600

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0003%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

543.37p

14. Date and place of transaction

LONDON 2.8.07

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,488 0.0008%

16. Date issuer informed of transaction

8.8.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

AMANDA MACKENZIE
ASSISTANT SECRETARY

Date of notification

8.8.07

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (b)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	12:19 26-Jun-07
Number	0325Z

RNS Number:0325Z
Laird Group PLC
26 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

THE LAIRD GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARCLAYS SHARE NOMINEES LTD

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

1,021

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0005

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

5.648p

14. Date and place of transaction

LONDON 25.6.07

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

12,000 0.006%

16. Date issuer informed of transaction

25.6.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

DOMINIC J L HUDSON
SECRETARY

Date of notification

26.6.07

END

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2.1 (c)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	17:34 18-Jun-07
Number	5784Y

RNS Number:5784Y
Laird Group PLC
18 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Laird Group Plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985

3. Name of person discharging managerial responsibilities/director

A.M. Robb

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A.M. Robb

8. State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

1,825

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

571.885p

14. Date and place of transaction

London 18/6/07

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,647 0.009%

16. Date issuer informed of transaction

18/6/07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

Dominic JL Hudson
Secretary

Date of notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (d)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	18:01 17-May-07
Number	8217W

RNS Number:8217W
Laird Group PLC
17 May 2007

"The Laird Group Public Limited Company
Notification of Directors" Share Interests

On 17 May, the following directors exercised options over Ordinary Shares of 25p each in the Company held under The Laird Group 2003 Executive Share Option Scheme:-

Name of Director	No. of Shares subject to option	Exercise Price	Date of Grant
M. Rapp	106,051	195p	2.6.03
	74,236	271p	12.3.04
J.C.Silver	40,000	195p	2.3.03

Following the exercise of the above option, Mr. Silver has sold 40,000 shares and Mr Rapp has sold 180,287 shares at 599.9156p per Ordinary Share.

Mr Rapp has acquired 7,000 Ordinary Shares of 25p each in the Company at a price of $11.92 (£6.01) per share. The shares are held in Vidacos Nominees Limited FGN. (See notification below.)

On 17 May, the following directors exercised options over Ordinary Shares of 25p each in the Company held under The Laird Group 2003 Long-term Incentive plan:-

Name of Director	No. of Shares subject to option	Exercise Price	Date of Grant	Exercise Period
P.J. Hill	153,774	Nil Cost	2.6.03	2.6.06-2.6.2008
J.C. Silver	101,809	Nil Cost	2.6.03	2.6.06-2.6.2008

Following the exercise of the above option, Mr. Hill has sold 133,274 shares at 599.8633p per Ordinary Share and retained 20,500 shares, and Mr. Silver has sold 96,870 shares at 599,8633p per Ordinary Share and retained 4,939

A. Marion Downie
Assistant Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

3. Name of person discharging managerial responsibilities/director

M L RAPP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

YES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES LIMITED FGN

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

7,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0035%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

$11.92 (£6.01)

14. Date and place of transaction

17.5.07

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

52,352 0.0262%

16. Date issuer informed of transaction

17.5.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for making notification

A. Marion Downie
Assistant Secretary

Date of notification 17th May 2007

END

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2.1 (e)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	11:21 16-May-07
Number	6882W

RNS Number:6882W
Laird Group PLC
16 May 2007

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

P J HILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

P J HILL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS IN 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %)
of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

15 MAY 2007

18) Period during which or date on which exercisable

15 MAY 2010-15 MAY 2017

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

98,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£5.875

22) Total number of shares or debentures over which options held following this notification

1,359,739

23) Any additional information

This award is made under the rules of The Laird Group 2003 Executive Share Option Scheme

24) Name of contact and telephone number for queries

A. MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

FOR THE LAIRD GROUP PLC
ASSISTANT SECRETARY

Date of Notification 16 May 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (f)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	11:20 16-May-07
Number	6884W

RNS Number:6884W
Laird Group PLC
16 May 2007

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

P J HILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

P J HILL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount
   of stock disposed

10) (N/A %)
    of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

15 MAY 2007

18) Period during which or date on which exercisable

15 MAY 2010 - 15 MAY 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

98,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price
    is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held
    following this notification

1,457,739

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP LONG TERM INCENTIVE PLAN

24) Name of contact and telephone number for queries

A. MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 MAY 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (g)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	11:17 16-May-07
Number	6885W

RNS Number:6885W
Laird Group PLC
16 May 2007

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

J C SILVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

J C SILVER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS IN 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %)
of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

15 MAY 2007

18) Period during which or date on which exercisable

15 MAY 2010 - 15 MAY 2017

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

51,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£5.875

22) Total number of shares or debentures over which options held following this notification

724,314

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

A MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 MAY 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (h)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	11:21 16-May-07
Number	6886W

RNS Number:6886W
Laird Group PLC
16 May 2007

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

J C SILVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

J C SILVER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %)
of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

15 MAY 2007

18) Period during which or date on which exercisable

15 MAY 2010 - 15 MAY 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

51,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held following this notification

775,314

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP LONG TERM INCENTIVE PLAN

24) Name of contact and telephone number for queries

A. MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

FOR THE LAIRD GROUP PLC
ASSISTANT SECRETARY

Date of Notification

16 MAY 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (i)

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RECEIVED

2007 AUG 22 A 4:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	11:32 16-May-07
Number	6887W

RNS Number:6887W
Laird Group PLC
16 May 2007

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

M L RAPP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

M L RAPP

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

AS IN 2 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %)
of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

15 MAY 2007

18) Period during which or date on which exercisable

15 MAY 2010 - 15 MAY 2017

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

45,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£5.875

22) Total number of shares or debentures over which options held following this notification

525,090

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP 2003 EXECUTIVE SHARE OPTION SCHEME.

24) Name of contact and telephone number for queries

A. MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

FOR THE LAIRD GROUP PLC
ASSISTANT SECRETARY

Date of Notification

16 MAY 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (j)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	11:31 16-May-07
Number	6888W

RNS Number:6888W
Laird Group PLC
16 May 2007

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

M L RAPP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

M L RAPP

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) (N/A %)
of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

15 MAY 2007

18) Period during which or date on which exercisable

15 MAY 2010-15 MAY 2012

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

45,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held following this notification

570,090

23) Any additional information

This award is made under the rules of The Laird Group Long Term Incentive Plan

24) Name of contact and telephone number for queries

A. MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

FOR THE LAIRD GROUP PLC
ASSISTANT SECRETARY

Date of Notification 16 MAY 2007

END

2.1 (k)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	13:41 28-Mar-07
Number	8980T

DJLH/av

28 March 2007

Company Announcements Office,
The London Stock Exchange,
10 Paternoster Square,
London EC4M 7LS.

Dear Sirs,

The following option for ordinary shares have today been exercised by Mr. Jonathan Charles Silver a Director of this Company. I should be grateful if you would reproduce the following text in any announcement that you make:-

"The Laird Group Public Limited Company
Notification of Directors' Share Interests

On 28 March, the following director exercised options over Ordinary Shares of 25p each in the Company held under The Laird Group 1994 Executive Share Option Scheme:-

Name of Director	No. of Shares subject to option	Date of Grant	Exercise Price
J.C. Silver	**33,936**	**8.9.97**	**402p**

The options would otherwise expire this year (8.9.07).

Following the exercise of the above option, Mr. Silver has sold 28,727 shares at 546.6957p per Ordinary Share and retained 5,209 shares equivalent to the after tax gain."

Yours faithfully,

Dominic J.L. Hudson
Secretary & General Counsel

-

END

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2.1 (I)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	17:01 12-Dec-06
Number	7564N

RNS Number:7564N
Laird Group PLC
12 December 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

SIR CHRISTOPHER HUM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PERSHING KEEN NIMINEES LTD
designation PUISA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired

1,000

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

£4.04645

13) Date of transaction

12.12.06

14) Date company informed

12.12.06

15) Total holding following this notification

1,000

16) Total percentage holding of issued class following this notification

0.0005%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

DJL HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

DJL HUDSON
SECRETARY & GENERAL COUNSEL

Date of Notification 12.12.06

END

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2.1 (m)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	10:50 12-Sep-06
Number	8178I

RNS Number:8178I
Laird Group PLC
12 September 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

MICHAEL JOSEPH KELLY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

MICHAEL JOSEPH KELLY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired

1,000

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

390p

13) Date of transaction

12.9.06

14) Date company informed

12.9.06

15) Total holding following this notification

1,000 SHARES

16) Total percentage holding of issued class following this notification

0.0005%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 12 SEPTEMBER 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (n)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	09:45 14-Jun-06
Number	5470E

RNS Number:5470E
Laird Group PLC
14 June 2006

The following amendment has been made to the Director/PDMR Shareholding announcement released on 13-06-2006 at 17:32 under RNS No 5306e

The third line of the first table should be disregarded.

All other details remain unchanged.

The full amended text is shown below.

The Laird Group Public Limited Company
Notification of Directors' Share Interests

On 13 June 2006, the following director exercised options over Ordinary Shares of 25p each in the Company held under The Laird Group 1994 and 2003 Executive Share Option Scheme:

Name of Director	No. of Shares subject to option	Date of Grant	Exercise Price
G. Drabble	53,025	27.11.00	289p
	101,808	2.6.03	195p

Following the exercise of the above option Mr. Drabble has retained 33,217 shares and sold 121,616 shares at 359.057p per Ordinary Share to pay the tax due on exercise.

In addition, he has exercised options over Ordinary Shares of 25p each in the Company held under The Laird Group 2003 Long Term Incentive Plan (LTIP):

Name of Director	No. of Shares subject to option	Date of Grant	Exercise Price
G. Drabble	101,809	2.6.03	NIL

Following this exercise, Mr. Drabble has retained 59,934 shares and sold 41,875 shares at 355.9545p per Ordinary Share to pay the tax due on exercise.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (o)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	17:10 16-May-06
Number	0833D

RNS Number:0833D
Laird Group PLC
16 May 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

MARTIN LEE RAPP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

VIDACOS NOMINEES LIMITED FGN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired

12,000

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

USD 7.87

13) Date of transaction

16.5.06

14) Date company informed

16.5.06

15) Total holding following this notification

45,352

16) Total percentage holding of issued class following this notification

0.02%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

SECRETARY & GENERAL COUNSEL

Date of Notification 16TH MAY 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:17 25-Apr-06
Number	9589B

RNS Number:9589B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

P J HILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

P J HILL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25TH APRIL 2006

18) Period during which or date on which exercisable

25TH APRIL 2009 - 25TH APRIL 2016

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

122,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

457.75p

22) Total number of shares or debentures over which options held following this notification

1,286,938

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

DOMINIC HUDSON
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:20 25-Apr-06
Number	9590B

RNS Number:9590B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

P J HILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

P J HILL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25 APRIL 2006

18) Period during which or date on which exercisable

25 APRIL 2009 - 25 APRIL 2011

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

122,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held following this notification

1,408,938

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP LONG TERM INCENTIVE PLAN

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2007 AUG 22 A 4:-1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:22 25-Apr-06
Number	9591B

RNS Number:9591B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

J C SILVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

J C SILVER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25TH APRIL 2006

18) Period during which or date on which exercisable

25TH APRIL 2009 - 25TH APRIL 2016

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

64,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

457.75P

22) Total number of shares or debentures over which options held following this notification

767,542

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

DOMINIC HUDSON
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:25 25-Apr-06
Number	9593B

RNS Number:9593B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

G DRABBLE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G DRABBLE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25 APRIL 2006

18) Period during which or date on which exercisable

25 APRIL 2009 - 25 APRIL 2016

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

64,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

457.75P

22) Total number of shares or debentures over which options held following this notification

730,424

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP 2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (t)

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:26 25-Apr-06
Number	9592B

RNS Number:9592B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

J C SILVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

J C SILVER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25 APRIL 2006

18) Period during which or date on which exercisable

25 APRIL 2009 - 25 APRIL 2011

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

64,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held following this notification

831,542

23) Any additional information

This award is made under the rules of The Laird Group Long Term Incentive

Plan

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

FOR THE LAIRD GROUP PLC
SECRETARY & GENERAL COUNSEL

Date of Notification 25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (u)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:30 25-Apr-06
Number	9594B

RNS Number:9594B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

G DRABBLE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G DRABBLE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25 APRIL 2006

18) Period during which or date on which exercisable

25 APRIL 2009 - 25 APRIL 2011

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

64,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held following this notification

794,424

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP LONG TERM INCENTIVE PLAN

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (v)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:30 25-Apr-06
Number	9595B

RNS Number:9595B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

M L RAPP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

M L RAPP

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25 APRIL 2006

18) Period during which or date on which exercisable

25 APRIL 2009 - 25 APRIL 2016

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

64,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

457.75

22) Total number of shares or debentures over which options held following this notification

416,090

23) Any additional information

THIS AWARD IS MADE UNDER THE RULES OF THE LAIRD GROUP
2003 EXECUTIVE SHARE OPTION SCHEME

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	14:32 25-Apr-06
Number	9596B

RNS Number:9596B
Laird Group PLC
25 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PLC

2) NAME OF DIRECTOR

M L RAPP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

M L RAPP

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

25 APRIL 2006

18) Period during which or date on which exercisable

25 APRIL 2009 (Date on which exercisable)

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number.

64,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NIL COST SHARE OPTION

22) Total number of shares or debentures over which options held following this notification

480,090

23) Any additional information

This award is made under the rules of The Laird Group Long Term Incentive Plan

24) Name of contact and telephone number for queries

DOMINIC HUDSON 0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

FOR THE LAIRD GROUP PLC
SECRETARY & GENERAL COUNSEL

Date of Notification 25 APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (x)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:50 10-Apr-06
Number	3167B

RNS Number:3167B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

PETER JOHN HILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PETER JOHN HILL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

28,235

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325p

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

148,235

16) Total percentage holding of issued class following this notification

0.075%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (y)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:38 10-Apr-06
Number	3170B

RNS Number:3170B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

G. DRABBLE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

G DRABBLE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

12,525

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325P

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

65,757

16) Total percentage holding of issued class following this notification

0.033%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (z)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:53 10-Apr-06
Number	3171B

RNS Number:3171B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

JOHN B. MCDOWALL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

JOHN B. MCDOWALL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

1,176

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325p

13) Date of transaction

7.4.06

14) Date company informed

10.04.06

15) Total holding following this notification

6,176

16) Total percentage holding of issued class following this notification

0.003%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification — A. Marion Downie
10TH APRIL 2006 — ASSISTANT SECRETARY

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (aa)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:49 10-Apr-06
Number	3172B

RNS Number:3172B
Laird Group PLC
10 April 2006

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

NIGEL KEEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

1) NIGEL KEEN 2,964

2) NIGEL KEEN, CAROLINE KEEN 129,705

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

25,269

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325p

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

132,669

16) Total percentage holding of issued class following this notification

0.067%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 10TH APRIL 2006 ASSISTANT SECRETARY

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:46 10-Apr-06
Number	3173B

RNS Number:3173B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

SIR GEOFFREY OWEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

GREENWOOD NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

1,176

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325P

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

6,176

16) Total percentage holding of issued class following this notification

0.003%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:48 10-Apr-06
Number	3174B

RNS Number:3174B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

MARTIN LEE RAPP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

VIDACOS NOMINEES LIMITED FGN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

6,352

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325P

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

33,352

16) Total percentage holding of issued class following this notification

0.017%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (dd)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:52 10-Apr-06
Number	3175B

RNS Number:3175B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

ANTHONY J. READING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ANTHONY J. READING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

2,352

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325P

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

12,352

16) Total percentage holding of issued class following this notification

0.006%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (ee)

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:54 10-Apr-06
Number	3176B

RNS Number:3176B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

ANDREW M. ROBB

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ANDREW M. ROBB

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

2822

8) Percentage of issued Class

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325P

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

14,822

16) Total percentage holding of issued class following this notification

0.007%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (ff)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:42 10-Apr-06
Number	3177B

RNS Number:3177B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

JONATHAN C. SILVER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

1) Jonathan C. Silver 26,188

2) Carolyn R. Silver 143,664

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of

stock acquired

32,352

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325p

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

169,852

16) Total percentage holding of issued class following this notification

0.086%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.1 (gg)

Company	Laird Group PLC
TIDM	LARD
Headline	Director/PDMR Shareholding
Released	16:59 10-Apr-06
Number	3178B

RNS Number:3178B
Laird Group PLC
10 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF DIRECTOR

DR WILLIAM R. SPIVEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DR WILLIAM R. SPIVEY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ADJUSTMENT TO SHAREHOLDING FOLLOWING THE TAKING UP OF THE 4 FOR 17 RIGHTS ISSUE ANNOUNCED ON 16 MARCH 2006

7) Number of shares/amount of stock acquired

1,176

8) Percentage of issued Class

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY

12) Price per share

325p

13) Date of transaction

7.4.06

14) Date company informed

10.4.06

15) Total holding following this notification

6,176

16) Total percentage holding of issued class following this notification

0.003%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

A MARION DOWNIE
0207 468 4040

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 10TH APRIL 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (a)

Regulatory Announcement

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RECEIVED
2007 AUG 22 A 4: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	16:40 27-Apr-07
Number	6989V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company THE LAIRD GROUP PUBLIC LIMITED COMPANY	**2.** Name of shareholder having a major interest Standard Life Investments
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2 ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them VIDACOS NOMINEES

5. Number of shares/amount of stock acquired **SEE ATTACHED CORRESPONDENCE**	**6.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security ORDINARY	**10.** Date of transaction	**11.** Date company informed 27.4.07
12. Total holding following this notification **31,913,024 (including material and non-material interests)**	**13.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **16.04%**	

14. Any additional information	**15.** Name of contact and telephone number for queries Dominic J.L. Hudson **020 7468 4040**

16.	Name and signature of authorised company official responsible for making this notification D.J.L. Hudson	SECRETARY & GENERAL COUNSEL
	Date of notification:27 April 2007	

END

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2.2 (b)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	12:14 27-Mar-07
Number	7943T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company THE LAIRD GROUP PUBLIC LIMITED COMPANY		2. Name of shareholder having a major interest Standard Life Investments	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2 ABOVE		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them VIDACOS NOMINEES	
5. Number of shares/amount of stock acquired **SEE ATTACHED CORRESPONDENCE**	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security ORDINARY	10. Date of transaction	11. Date company informed 27.3.07
12. Total holding following this notification **30,656,105 (including material and non-material interests)**	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **15.469%**	

14. Any additional information	15. Name of contact and telephone number for queries Dominic J.L. Hudson **020 7468 4040**

16. Name and signature of authorised company official responsible for making this notification D.J.L. Hudson	SECRETARY & GENERAL COUNSEL
Date of notification:27 March 2007	

END

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2.2 (c)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:34 16-Mar-07
Number	1429T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company THE LAIRD GROUP PUBLIC LIMITED COMPANY		2. Name of shareholder having a major interest FIDELITY INTERNATIONAL LTD	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2 ABOVE		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ATTACHED	
5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security ORDINARY	10. Date of transaction N/A	11. Date company informed 15.3.07
12. Total holding following this notification **14,248,615**	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 7.18%	

14. Any additional information	15. Name of contact and telephone number for queries Marion Downie **020 7468 4040**
16. Name and signature of authorised company official	

responsible for making this notification

Marion Downie
Assistant Secretary

Date of notification 16 March 2007

END

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2.2 (d)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	17:38 14-Mar-07
Number	9877S

To: Company Announcements Office

From: A. Marion Downie
Assistant Secretary

The Laird Group PLC

F&C Asset Management wrote to the Company on 18 November 2005 advising that, under the then requirements of the Companies Act 1985, as a result of a sale of shares, their holding in the Company was 9.95%. This took their holding to below 10% and as there were no material shareholders (i.e. no individual client holdings over 3%), they no longer held a notifiable interest in the Company.

Since that time, they have been gradually reducing their clients' holdings in the Company to the extent that their clients currently hold only 1.55%

Their latest notification, confirms that F&C Asset Management plc have no current notifiable or material interest in the Company.

A. Marion Downie
Assistant Secretary

END

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2.2 (e)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	11:34 19-Feb-07
Number	4698R

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company THE LAIRD GROUP PUBLIC LIMITED COMPANY	**2.** Name of shareholder having a major interest AVIVA PLC AND MORLEY FUND MANAGEMENT LIMITED (A SUBSIDIARY OR AVIVA PLC)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2 ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ATTACHED CORRESPONDENCE

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security ORDINARY	**10.** Date of transaction N/A	**11.** Date company informed 16.2.07
12. Total holding following this notification 15,961,296	**13.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 8.05%	

14. Any additional information	**15.** Name of contact and telephone number for queries Dominic J L Hudson 020 7468 4040

16. Name and signature of authorised company official responsible for making this notification	SECRETARY & GENERAL COUNSEL
Date of notification 19 February 2007	

END

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2.2 (f)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	12:24 24-Jan-07
Number	0667Q

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company THE LAIRD GROUP PUBLIC LIMITED COMPANY	2.	Name of shareholder having a major interest AVIVA PLC AND MORLEY FUND MANAGEMENT LIMITED (A SUBSIDIARY OR AVIVA PLC)
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ATTACHED CORRESPONDENCE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9.	Class of security ORDINARY	10.	Date of transaction N/A	11.	Date company informed 24.1.07
12.	Total holding following this notification 16,182,196	13.	Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 8.17%		

14.	Any additional information	15.	Name of contact and telephone number for queries Dominic J L Hudson **020 7468 4040**
16.	Name and signature of authorised company official responsible for making this notification		

SECRETARY & GENERAL COUNSEL

Date of notification 24 January 2007

END

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2.2 (g)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	10:32 22-Jan-07
Number	8991P

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 605445

All relevant boxes should be completed in block capital letters.

1. Name of company THE LAIRD GROUP PUBLIC LIMITED COMPANY	**2.** Name of shareholder having a major interest Schroders
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2 ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Schroders plc

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

9. Class of security ORDINARY	**10.** Date of transaction	**11.** Date company informed 22.1.07
12. Total holding following this notification **10,506,934**	**13.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **5.302%**	

14. Any additional information	**15.** Name of contact and telephone number for queries D.J.L. Hudson **020 7468 4040**

16.	Name and signature of authorised company official responsible for making this notification	SECRETARY & GENERAL COUNSEL
Date of notification:22 January 2007		

END

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2.2 (h)

Regulatory Announcement

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RECEIVED
2007 AUG 22 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	16:43 06-Dec-06
Number	3907N

RNS Number:3907N
Laird Group PLC
06 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

6.12.06

12) Total holding following this notification

12,034,734

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.08%

14) Any additional information

15) Name of contact and telephone number for queries

Dominic Hudson

020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Dominic J.L. Hudson
Secretary & General Counsel

Date of Notification ______ 6 December 2006

AMENDMENT 3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Laird Group Plc

2. Notifiable interest: Ordinary Shares

A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (see Schedule A for listing of Registered Shareholders and their holdings).

B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: LAIRD GROUP PLC AMENDMENT 3

Current ownership percentage:	6.08%
Total Shares Held	12,034,734
Shares in issue:	198,065,612
Change in holdings since last filing:	+1,668,477 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME

343,700	FPM	JP MORGAN, BOURNEMOUTH
278,600	FPM	NORTHERN TRUST LONDON
243,300	FPM	MELLON BANK
188,300	FPM	BANK OF NEW YORK BRUSSELS
185,900	FPM	STATE STR BK AND TR CO LNDN (S
108,400	FPM	BANKERS TRUST LONDON
60,900	FPM	MIDLAND SECURITIES SERVICES
7,250,834	FISL	JP MORGAN, BOURNEMOUTH
1,613,200	FIL	JP MORGAN, BOURNEMOUTH
1,090,900	FII	BANK OF NEW YORK EUROPE LDN
670,700	FII	JP MORGAN, BOURNEMOUTH

END

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2.2 (i)

Regulatory Announcement

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RECEIVED

2007 AUG 22 A 4:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	17:55 04-Dec-06
Number	2222N

RNS Number:2222N
Laird Group PLC
04 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

4.12.06

12) Total holding following this notification

10,366,257

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.23%

14) Any additional information

15) Name of contact and telephone number for queries

DOMINIC HUDSON
020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

DOMINIC J.L.HUDSON
SECRETARY & GENERAL COUNSEL

Date of Notification

4 DECEMBER 2006

AMENDMENT 2

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Laird Group PLC

2. Notifiable interest: Ordinary Shares

A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (see Schedule A for listing of Registered

Shareholders and their holdings).

B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: LAIRD GROUP PLC AMENDMENT 2

Current ownership percentage: 5.23%

Total Shares Held 10,366,257

Shares in issue: 198,065,612

Change in holdings since last filing: +2,100,810 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
281,500	FPM	JP MORGAN, BOURNEMOUTH
226,200	FPM	NORTHERN TRUST LONDON
181,700	FPM	MELLON BANK
160,900	FPM	BANK OF NEW YORK BRUSSELS
138,700	FPM	STATE STR BK AND TR CO LNDN (S

80,500	FPM	BANKERS TRUST LONDON
48,300	FPM	MIDLAND SECURITIES SERVICES
6,472,057	FISL	JP MORGAN, BOURNEMOUTH
1,292,100	FIL	JP MORGAN, BOURNEMOUTH
863,300	FII	BANK OF NEW YORK EUROPE LDN
621,000	FII	JP MORGAN, BOURNEMOUTH

END

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2.2 (j)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	11:03 29-Nov-06
Number	8927M

RNS Number:8927M
Laird Group PLC
29 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AVIVA PLC AND MORLEY FUND MANAGEMENT LIMITED (A SUBSIDIARY OF AVIVA PLC)

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE CORRESPONDENCE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

29.11.06

12) Total holding following this notification

11,943,304

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.03%

14) Any additional information

15) Name of contact and telephone number for queries

DOMINIC J L HUDSON
020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

29 NOVEMBER 2006

Letter to LAIRD GROUP PLC
Letter dated 28 NOVEMBER 2006

LAIRD GROUP PLC - SEDOL 0500522

The notification below is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985.

Letter from Aviva plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

LAIRD GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AVIVA PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

MORLEY FUND MANAGEMENT LTD:	
BNY NORWICH UNION NOMINEES LTD	2,820,144*
CHASE GA GROUP NOMINEES LTD	5,752,488*
CHASE NOMINEES LTD	630,875*
CUIM NOMINEE LTD	2,585,875*
KADOORIE MCAULEY INTERNATIONAL LTD	98,900*
VIDACOS NOMINEES LTD	55,022*

* DENOTES BENEFICIAL INTEREST

5) Number of shares/amount of stock acquired.

686,092

6) Percentage of issued Class

0.35%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY GBP0.25 SHARES

10) Date of transaction

27 NOVEMBER 2006

11) Date listed company informed

29 NOVEMBER 2006

12) Total holding following this notification

11,943,304*
* BENEFICIAL INTEREST ONLY

13) Total percentage holding of issued class following this notification

6.03%

14) Any additional information

FIGURES ARE BASED ON SHARES IN ISSUE OF 198,065,612

15) Name of contact and telephone number for queries

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:17 28-Nov-06
Number	8440M

RNS Number:8440M
Laird Group PLC
28 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

28.11.06

12) Total holding following this notification

8,265,447

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.17%

14) Any additional information

15) Name of contact and telephone number for queries

DOMINIC HUDSON
020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

DOMINIC J.L.HUDSON
SECRETARY & GENERAL COUNSEL

Date of Notification

28 NOVEMBER 2006

AMENDMENT 1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Laird Group PLC

2. Notifiable interest: Ordinary Shares

A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company

(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (see Schedule A for listing of Registered Shareholders and their holdings).

B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: LAIRD GROUP PLC AMENDMENT 1

Current ownership percentage: 4.17%

Total Shares Held 8,265,447

Shares in issue: 198,065,612

Change in holdings since last filing: +1,751,994 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
255,700	FPM	JP MORGAN, BOURNEMOUTH
198,700	FPM	NORTHERN TRUST LONDON
157,300	FPM	MELLON BANK

135,700	FPM	BANK OF NEW YORK BRUSSELS
120,100	FPM	STATE STR BK AND TR CO LNDN (S
85,300	FPM	BANKERS TRUST LONDON
39,700	FPM	MIDLAND SECURITIES SERVICES
5,295,447	FISL	JP MORGAN, BOURNEMOUTH
891,400	FIL	JP MORGAN, BOURNEMOUTH
546,400	FII	BANK OF NEW YORK EUROPE LDN
539,700	FII	JP MORGAN, BOURNEMOUTH

END

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	17:29 23-Nov-06
Number	6334M

RNS Number:6334M
Laird Group PLC
23 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

23.11.06

12) Total holding following this notification

6,513,453

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.29%

14) Any additional information

15) Name of contact and telephone number for queries

MARION DOWNIE
020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

23 NOVEMBER 2006

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Laird Group PLC

2. Notifiable interest: Ordinary Shares

A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (see Schedule A for listing of Registered Shareholders and their holdings).

B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: LAIRD GROUP PLC

Current ownership
percentage: 3.29%

Total Shares Held 6,513,453

Shares in issue: 198,065,612

Change in holdings
since last filing: +6,513,453 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
209,800	FPM	JP MORGAN, BOURNEMOUTH
170,100	FPM	NORTHERN TRUST LONDON
129,800	FPM	BANK OF NEW YORK BRUSSELS
115,400	FPM	MELLON BANK

88,100	FPM	STATE STR BK AND TR CO LNDN (S
62,700	FPM	BANKERS TRUST LONDON
39,700	FPM	MIDLAND SECURITIES SERVICES
4,324,369	FISL	JP MORGAN, BOURNEMOUTH
573,600	FIL	JP MORGAN, BOURNEMOUTH
466,384	FII	JP MORGAN, BOURNEMOUTH
333,500	FII	BANK OF NEW YORK EUROPE LDN

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (m)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:49 17-Nov-06
Number	3004M

RNS Number:3004M
Laird Group PLC
17 November 2006

Letter to: Laird Group PLC
Dated: 14 November 2006

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 13-November-06 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's issued Share Capital is 198,065,612. If this is incorrect please let me know.

Contact: Geoff Smith
Tel: 020 7116 2913

Letter from: Barclays

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (n)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	17:05 15-Nov-06
Number	1502M

RNS Number:1502M
Laird Group PLC
15 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE ATTACHED

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

15.11.06

12) Total holding following this notification

6,192,631

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.12%

14) Any additional information

15) Name of contact and telephone number for queries

DOMINIC HUDSON
020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 15 NOVEMBER 2006

LETTER TO: LAIRD GROUP PLC
DATED: 13 NOVEMBER 2006

COMPANIES ACT 1985 ("The Act") - Part VI

I hereby inform you that as at 09-November-06 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.13%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 198,065,612 is the latest figure available to us.

FROM: BARCLAYS COMPLIANCE

LEGAL ENTITY REPORT

LAIRD GROUP SEDOL: 0500522

As at 09 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 6,192,631 ORD GBP0.25 representing 3.13% of the issued share capital of 198,065,612 units.

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	1,594	.0008
Barclays Private Bank and Trust Ltd	996,118	.5029
Barclays Capital Securities Ltd	381,037	.1924
Barclays Global Investors, N.A.	7,814	.0039
Gerrard Ltd	25,909	.0131
Barclays Life Assurance Co Ltd	231,467	.1169
Barclays Global Investors Ltd	1,989,363	1.0044
Barclays Bank PLC	2,559,329	1.2922
Group Holding	6,192,631	3.1266

REGISTERED HOLDERS REPORT

LAIRD GROUP SEDOL: 0500522

As at 09 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 6,192,631 ORD GBP0.25 representing 3.13% of the issued share capital of 198,065,612 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		381,037
BARCLAYS CAPITAL NOMINEES LIMITED		2,559,329
BOISS NOMINEES LTD	4224361	193,953
Barclays Trust Co & Others		1,594
CHASE NOMINEES LTD	16376	98,886
CHASE NOMINEES LTD	28270	66,120
Clydesdale Nominees CAZ0112	00100281901	284,831
Clydesdale Nominees CAZ0212	00100281902	711,287
INVESTORS BANK AND TRUST CO.		7,814
JP MORGAN (BGI CUSTODY)	16331	54,012
JP MORGAN (BGI CUSTODY)	16341	111,335
JP MORGAN (BGI CUSTODY)	16400	1,511,499
JP MORGAN (BGI CUSTODY)	18409	185,025
R C Greig Nominees Limited		24,561
R C Greig Nominees Limited GP1		1,200
R C Greig Nominees Limited SA1		148
	Total	6,192,631

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:22 03-Nov-06
Number	5384L

RNS Number:5384L
Laird Group PLC
03 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AVIVA PLC AND MORLEY FUND MANAGEMENT LIMITED (A SUBSIDIARY OF AVIVA PLC)

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE CORRESPONDENCE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date listed company informed

3.11.06

12) Total holding following this notification

10,811,093

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.46%

14) Any additional information

15) Name of contact and telephone number for queries

A. MARION DOWNIE
020 7468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ASSISTANT SECRETARY

Date of Notification 3 NOVEMBER 2006

LETTER TO: LAIRD GROUP PLC
DATED: 2 NOVEMBER 2006

LAIRD GROUP PLC - SEDOL 0500522

The notification below is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985.

FROM: AVIVA PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

LAIRD GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AVIVA PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse

or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

MORLEY FUND MANAGEMENT LTD:	
BNY NORWICH UNION NOMINEES LTD	2,652,056*
CHASE GA GROUP NOMINEES LTD	5,098,148*
CHASE NOMINEES LTD	568,790*
CUIM NOMINEE LTD	2,338,352*
KADOORIE MCAULEY INTERNATIONAL LTD	98,900*
VIDACOS NOMINEES LTD	54,847*

* DENOTES BENEFICIAL INTEREST

5) Number of shares/amount of stock acquired.

1,043,875

6) Percentage of issued Class

0.53%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY GBP0.25 SHARES

10) Date of transaction

1 NOVEMBER 2006

11) Date listed company informed

3 NOVEMBER 2006

12) Total holding following this notification

10,811,093*

* BENEFICIAL INTEREST ONLY

13) Total percentage holding of issued class following this notification

5.46%

14) Any additional information

FIGURES ARE BASED ON SHARES IN ISSUE OF 198,065,612

15) Name of contact and telephone number for queries

16) Name and signature of duly authorised officer of the listed company

responsible for making this notification

Date of Notification

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (p)

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RECEIVED

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	16:42 16-Oct-06
Number	5341K

RNS Number:5341K
Laird Group PLC
16 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired.

SEE BELOW CORRESPONDENCE

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

11) Date company informed

16.10.06

12) Total holding following this notification

27,740,137 (including material and non-material interests)

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

14.06%

14) Any additional information

15) Name of contact and telephone number for queries

A. Marion Downie

020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

A. Marion Downie
ASSISTANT SECRETARY

Date of Notification 16 October 2006

Letter to: Laird Group PLC
Dated: 16 October 2006

Laird Group Plc Ord GBP.25 shares

In terms of Part VI of the Companies Act 1985 (as amended) I have to inform you on behalf of Standard Life Investments that on 13/10/06, Standard Life Investments acquired 438,171 shares on behalf of Standard Life Group, this increased the total held as a notifiable interest (including material and non-material interests) to 27,740,137 shares being 14.006% of the issued stock of that class.

No. of shares held	Registered Name
27,740,137	Vidacos Nominees

From: Citigroup
Transaction Control

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (q)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	12:47 02-Oct-06
Number	7887J

RNS Number:7887J
Laird Group PLC
02 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired.

SEE BELOW CORRESPONDENCE

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

2.10.06

11) Date company informed

2.10.06

12) Total holding following this notification

26,351,454 (including material and non-material interests)

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

13.3%

14) Any additional information

15) Name of contact and telephone number for queries

Dominic J.L.Hudson

020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 2 October, 2006

Letter to: Laird Group PLC

Laird Grou

2.2 (r)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	14:36 17-Aug-06
Number	7978H

RNS Number:7978H
Laird Group PLC
17 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired.

SEE BELOW CORRESPONDENCE

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

16.8.06

11) Date company informed

17.8.06

12) Total holding following this notification

24,048,449 (including material and non-material interests)

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

12.14%

14) Any additional information

15) Name of contact and telephone number for queries

A. Marion Downie

020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

A. VIDALIS
ASSISTANT SECRETARY

Date of Notification 17 August 2006

Letter to: Laird Group PLC
Dated: 17 August 2006

Laird Group Ord GBP0.25 shares

In terms of Part VI of the Companies Act 1985 (as amended) I have to inform you on behalf of Standard Life Investments that on 16/08/06, Standard Life Investments acquired 1,048,395 shares on behalf of Standard Life Group. This increased the total held as a notifiable interest (including material and non-material interests) to 24,048,449 shares being 12.162% of the issued stock of

that class.

No. of shares held	Registered Name
24,048,449	Vidacos Nominees

From: Citigroup
Transaction Control

END

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2.2 (s)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:52 16-Aug-06
Number	7512H

RNS Number:7512H
Laird Group PLC
16 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired.

SEE BELOW CORRESPONDENCE

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

15.8.06

11) Date company informed

16.8.06

12) Total holding following this notification

23,000,054 (including material and non-material interests)

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

11.61%

14) Any additional information

15) Name of contact and telephone number for queries

A. Marion Downie

020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

A. Marion Downie
ASSISTANT SECRETARY

Date of Notification 16 August 2006

Letter to: Laird Group PLC
16 August 2006

Laird Group Ord GBP0.25 shares

In terms of Part VI of the Companies Act 1985 (as amended) I have to inform you on behalf of Standard Life Investments that on 15/08/2006, Standard Life Investments acquired 35,588 shares on behalf of Standard Life Group. This increased the total held as a material interest to 11,882,528 shares being 6.009% of the issued stock of that class.

Total No. of shares held	Registered Name
23,000,054	Vidacos Nominees

From: Citigroup

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (t)

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	10:42 14-Aug-06
Number	6083H

RNS Number:6083H
Laird Group PLC
14 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

STANDARD LIFE INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired.

107,051

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

10.8.06

11) Date company informed

10.8.06

12) Total holding following this notification

22,033,167 (INCLUDING MATERIAL AND NON-MATERIAL INTERESTS)

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

11.1%

14) Any additional information

15) Name of contact and telephone number for queries

D J L HUDSON
020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 14 AUGUST 2006

LETTER TO: LAIRD GROUP
10 August 2006

Laird Group Ord GBP0.25 shares

In terms of Part VI of the Companies Act 1985 (as amended) I have to inform you on behalf of Standard Life Investments that on 09/08/2006, Standard Life Investments acquired 500,503 shares on behalf of Standard Life Group, this increased the total held as a notifiable interest (including material and non-material interests) to 22,033,167 shares being 11.143% of the issued stock of that class.

No. of shares held	Registered Name
22,033,167	Vidacos Nominees

From: Citigroup

END

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2.2 (u)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:51 31-Jul-06
Number	0043H

RNS Number:0043H
Laird Group PLC
31 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired.

107,051

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

31.7.06

11) Date company informed

31.7.06

12) Total holding following this notification

19,816,221 (including material and non-material interests)

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

10.006%

14) Any additional information

15) Name of contact and telephone number for queries

A. Marion Downie

020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

A. Marion Downie

Date of Notification 31 July 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (v)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	16:14 13-Apr-06
Number	5390B

RNS Number:5390B
Laird Group PLC
13 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

STANDARD LIFE INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date company informed

13.4.06

12) Total holding following this notification

19,336,531 made up of 10,930,552 in material holdings and 8,405,979 in non-material holdings.

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

9.79% (made up of 5.54% in material holdings and 4.26% in non-material holdings)

14) Any additional information

15) Name of contact and telephone number for queries

A Marion Downie
020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

A Marion Downie
ASSISTANT SECRETARY

Date of Notification .... 13 April 2006

Letter to: Laird Group PLC
Dated 13 April 2006

With regards to the disclosure of Laird Group dated 10th April 2006, I can confirm that Standard Life Investments holding in sedol B0ZBS70 was zero, please be advised that this was the Rights issue Line.

The most current holding of Laird Group Ord GBP0.25 (sedol 0500522) held by Standard Life Investments dated 13/4/06 is:

19,336,531 shares (9.79% of issued share capital).

This includes material and non-material holdings.

This is made up of:
10,930,552 shares in Material Holdings (5.54% of issued share capital)
8,405,979 shares in non-material holdings (4.26% of issued share capital).

From: Citigroup

END

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Regulatory Announcement

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RECEIVED

2007 AUG 22 A 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:42 12-Apr-06
Number	4606B

RNS Number:4606B
Laird Group PLC
12 April 2006

Letter to Laird Group
Dated 10 April, 2006

Laird Group Ord GBP0.25 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that as a result of a Corporate Action (BOZBS70 - Rights Line) on 07/03/06, the percentage of shares held as a material interest has decreased from 5.522% to Nil%.

Letter from Citigroup

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (x)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	15:55 12-Apr-06
Number	4625B

RNS Number:4625B
Laird Group PLC
12 April 2006

Letter to Laird Group Plc
Dated 5 April 2006

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 4 April 2006 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 159,810,676.

Letter from Barclays Corporate Secretariat

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (y)

Regulatory Announcement

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RECEIVED

2007 AUG 22 A 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	16:50 03-Apr-06
Number	8876A

RNS Number:8876A
Laird Group PLC
03 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

THE LAIRD GROUP PUBLIC LIMITED COMPANY

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN A 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

N/A

11) Date company informed

3.4.06

12) Total holding following this notification

7,400,961

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

4.6%

14) Any additional information

15) Name of contact and telephone number for queries

020 7468 4040

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 3 April 2006

To: Laird Group Plc
Dated: 31 March 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 30 March 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 4.63%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 159,810,676 is the latest figure available to us.

Letter from: Barclays PLC

LEGAL ENTITY REPORT

LAIRD GROUP SEDOL: 0500522

As at 30 March 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 7,400,961 ORD GBP0.25 representing 4.63% of the issued share capital of 159,810,676 units.

Legal Entity	Holding	Percentage Held
Barclays Private Bank and Trust Ltd	1,015,000	.6351

Barclays Global Investors N.A.	10,942	.0068
Barclays Global Investors Ltd	5,679,362	3.5538
Gerrard Ltd	32,118	.0201
Barclays Life Assurance Co Ltd	191,342	.1197
Barclays Capital Securities Ltd	440,026	.2753
Barclays Global Investors Japan Ltd	32,171	.0201
Group Holding	7,400,961	4.6309

REGISTERED HOLDERS REPORT

LAIRD GROUP SEDOL: 0500522

As at 30 March 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 7,400,961 ORD GBP0.25 representing 4.63% of the issued share capital of 159,810,676 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		440,026
BARCLAYS CAPITAL NOMINEES LIMITED		-15,000
BARCLAYS CAPITAL NOMINEES LIMITED		15,000
BOISS NOMINEES LTD	4224361	97,195
CHASE NOMINEES LTD	16376	85,550
CHASE NOMINEES LTD	20947	3,844,745
CHASE NOMINEES LTD	28270	53,526
Clydesdale Nominees CAZ0112	00100281901	101,300
Clydesdale Nominees CAZ0212	00100281902	913,700
INVESTORS BANK AND TRUST CO.		3,096
INVESTORS BANK AND TRUST CO.		7,846
JP MORGAN(BGI CUSTODY)	16331	47,687
JP MORGAN(BGI CUSTODY)	16341	90,129
JP MORGAN(BGI CUSTODY)	16400	1,526,550
JP MORGAN(BGI CUSTODY)	18409	125,322
JPMorgan Chase Bank		32,171
R C Greig Nominees Limited		27,740
R C Greig Nominees Limited a/c BL1		2,447
R C Greig Nominees Limited GP1		1,931
	Total	7,400,961

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company-Replace
Released	12:24 27-Mar-06
Number	4308A

RNS Number:4308A
Laird Group PLC
27 March 2006

The 'Holding(s) in Company' announcement released on 24 March 2006 at 15:00 under RNS No 3694A was released in error and should be disregarded.

LETTER TO: RNS
DATED: 27 MARCH 2006

Notification of Major Interests in Shares

I refer to our notification 24 March 2006.

Unfortunately, there was an error in the notification in that the total holding for UBS AG of 1,226,802 Ordinary Shares in The Laird Group is not sufficient to trigger a Section 198 Companies Act Notification as it is in fact 0.76% of our issued share capital.

FROM: DOMINIC J.L. HUDSON
SECRETARY & GENERAL COUNSEL

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.2 (aa)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	14:30 16-Mar-06
Number	9311Z

RNS Number:9311Z
Laird Group PLC
16 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

THE LAIRD GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

MR A M ROBB

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

MR A M ROBB

5) Number of shares/amount of stock acquired.

6,000
(CUM RIGHTS)

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY

10) Date of transaction

16.3.06

11) Date listed company informed

16.3.06

12) Total holding following this notification

12,000 PLUS RIGHTS ENTITLEMENT

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

14) Any additional information

MR ROBB INTENDS TO TAKE UP HIS RIGHTS ENTITLEMENT

15) Name of contact and telephone number for queries

DOMINIC J L HUDSON
0207 468 4040

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ..... 16 MARCH 2006 ....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Holding(s) in Company
Released	12:59 16-Mar-06
Number	9171Z

RNS Number:9171Z
Laird Group PLC
16 March 2006

Please find below correspondence from Fidelity advising that they no longer have a notifiable interest in The Laird Group PLC's shares for the purposes of Part VI of The Companies Act 1985.

LETTER TO: LAIRD GROUP PLC
DATED: 15 MARCH 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, being non-beneficial holders.

Please be advised that no further notifications will be processed unless a disclosable interest is obtained.

FROM: FIDELITY INTERNATIONAL

Closing Amendment

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Laird Group Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

7. Inasmuch as there is no disclosable interest of 3% or greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Schedule A

Closing Amendment

Security: LAIRD GROUP PLC

Current ownership percentage:	0.02%	
Total Shares Held	27,968	
Shares in issue:	159,739,676	
Change in holdings since last filing:	(5,786,943)	ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
27,968	FISL	JP MORGAN, BOURNEMOUTH

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.3 (a)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Blocklisting Interim Review
Released	10:26 08-Jun-07
Number	0323Y

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 8 JUNE 2007

Name of *applicant*:		THE LAIRD GROUP PUBLIC LIMITED COMPANY		
Name of scheme:		THE LAIRD GROUP 2003 EXECUTIVE SHARE OPTION SCHEME		
Period of return:	From:	1.4.07	To:	8.6.07
Balance under scheme from previous return:		906,032		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		NIL		
Number of *securities* issued/allotted under scheme during period:		752,670		
Balance under scheme not yet issued/allotted at end of period		153,362		
Number and *class* of *securities* originally listed and the date of admission		1,700,000 – 24 MAY 2006		
Total number of *securities* in issue at the end of the period		199,420,029		
Name of contact:		DOMINIC J L HUDSON		
Address of contact:		100 PALL MALL, LONDON SW1Y 5NQ		
Telephone number of contact:		020 7468 4040		

SIGNED BY ______________________________

Company Secretary,
for and on behalf of

____
THE LAIRD GROUP PUBLIC LIMITED COMPANY

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 8 JUNE 2007

Name of *applicant*:		THE LAIRD GROUP PUBLIC LIMITED COMPANY		
Name of scheme:		THE LAIRD GROUP 1994 EXECUTIVE SHARE OPTION SCHEME		
Period of return:	From:	1.4.07	To:	8.06.2007
Balance under scheme from previous return:		406,426		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		NIL		
Number of *securities* issued/allotted under scheme during period:		59,396		
Balance under scheme not yet issued/allotted at end of period		347,030		
Number and *class* of *securities* originally listed and the date of admission		1,828,153 – 19 JANUARY 2000		
Total number of *securities* in issue at the end of the period		199,420,029		
Name of contact:		DOMINIC J L HUDSON		
Address of contact:		100 PALL MALL, LONDON SW1Y 5NQ		
Telephone number of contact:		020 7468 4040		

2.3 (b)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Blocklisting Interim Review
Released	10:28 30-Mar-07
Number	0708U

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 30. MARCH 2007

Name of *applicant*:		THE LAIRD GROUP PUBLIC LIMITED COMPANY		
Name of scheme:		THE LAIRD GROUP 1994 AND 2003 EXECUTIVE SHARE OPTION SCHEMES		
Period of return:	From:	1.10.06	To:	31.3.07
Balance under scheme from previous return:		1,904,244		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		NIL		
Number of *securities* issued/allotted under scheme during period:		433,118		
Balance under scheme not yet issued/allotted at end of period		1,471,126		
Number and *class* of *securities* originally listed and the date of admission		1,263,138 – 17 DECEMBER 1997 1,828,153 – 19 JANUARY 2000 1,700,000 – 24 MAY 2006		
Total number of *securities* in issue at the end of the period		198,607,963		
Name of contact:		A. MARION DOWNIE		
Address of contact:		100 PALL MALL, LONDON SW1Y 5NQ		
Telephone number of contact:		020 7468 4040		

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

____

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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2.3 (c)

Regulatory Announcement

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RECEIVED

[illegible] A [illegible]

[illegible]

Company	Laird Group PLC
TIDM	LARD
Headline	Blocklisting Interim Review
Released	09:56 29-Sep-06
Number	6917J

RNS Number:6917J
Laird Group PLC
29 September 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE LAIRD GROUP PUBLIC LIMITED COMPANY

2. NAME OF SCHEME: THE LAIRD GROUP 1994 AND 2003 EXECUTIVE SHARE OPTION SCHEMES

3. PERIOD OF RETURN: FROM: 1.4.06 TO: 30.0.06

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 511,791

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 307,547

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:

	204,244
Add securities listed 24.5.06	1,700,000

	1,904,244

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

1,263,138	A/4976/1977	17 DECEMBER 1997
1,828,153		19 JANUARY 2000
1,700,000		24 MAY 2006

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

198,065,612

CONTACT FOR QUERIES

NAME: A.MARION DOWNIE

TELEPHONE: 020 7468 4040

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.3 (d)

Company	Laird Group PLC
TIDM	LARD
Headline	Block Listing of Shares
Released	10:03 25-May-06
Number	5712D

RNS Number:5712D
Laird Group PLC
25 May 2006

Block Listing of Shares

The Laird Group PLC has applied for a block listing of 1,700,000 ordinary shares of 25 pence each in connection with The Laird Group 2003 Executive Share Option Plan.

This information is provided by RNS
The company news service from the London Stock Exchange

END

2.3 (e)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Blocklisting Interim Review
Released	11:33 31-Mar-06
Number	7581A

RNS Number:7581A
Laird Group PLC
31 March 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE LAIRD GROUP PUBLIC LIMITED COMPANY

2. NAME OF SCHEME: THE LAIRD GROUP 1994 AND 2003 EXECUTIVE SHARE OPTION SCHEMES

3. PERIOD OF RETURN: FROM: 1.10.05 TO: 31.3.06

4. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 582,791

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 71,000

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD:
511,791

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

1,263,138 A/4976/1977 17TH DECEMBER 1997
1,828,153 19TH JANUARY 2000

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.
159,810,676

CONTACT FOR QUERIES

NAME: A.MARION DOWNIE

TELEPHONE: 020 7468 4040

END

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2.4 (a)

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Company	Laird Group PLC
TIDM	LARD
Headline	Notice of Results-Replacement
Released	17:03 16-Jul-07
Number	3313A

RNS Number:3313A
Laird Group PLC
16 July 2007

Letter to RNS

Further to my letter earlier today, I am writing to advise you that there was a typographical error concerning the timing of the announcements of our half-year results for the half year ended 30 June 2007.

The Board Meeting to approve the Accounts will be held on Wednesday, 1 August 2007 and the announcement of the results will take place the following day, Thursday, 2 August not 3 August 2007.

From:

D.J.L. Hudson
Secretary and General Counsel

Laird Group PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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2.4 (b)

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Company	Laird Group PLC
TIDM	LARD
Headline	Additional Listing
Released	13:11 14-Jun-07
Number	3744Y

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 1,800,000 Ordinary shares of 28.125p each under The Laird Group 2003 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

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2.4 (c)

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Company	Laird Group PLC
TIDM	LARD
Headline	Total Voting Rights
Released	12:38 11-Jun-07
Number	1278Y

11 June 2007

Company Announcements Office,
The London Stock Exchange

TOTAL VOTING RIGHTS UPDATE

In accordance with the FSA's Disclosure and Transparency Rules, Laird advises that since 1 June 2007 its capital was increased by 34,475 ordinary shares with voting rights. In addition every nine ordinary shares of 25p each have been consolidated into eight ordinary shares of 28.125p each. Laird holds no ordinary shares in Treasury.

Therefore the total number of voting rights in Laird's ordinary shares is 177,262,248, which may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Laird under the FSA's Disclosure and Transparency Rules.

DOMINIC J L HUDSON
Secretary
THE LAIRD GROUP PLC

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2.4 (d)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Additional Listing
Released	12:44 06-Jun-07
Number	8850X

Additional Listing.

Application has been made for 177,262,248 ordinary shares of 28.125p to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange. Application has also been made for a further 444,792 ordinary shares of 28.125p to be block listed. The block listings consist of 308,471 ordinary shares under The Laird Group 1994 Executive Share Option Scheme and 136,321 under The Laird Group 2003 Executive Share Option Scheme. It is expected that dealings in the new shares will commence on 11 June 2007.

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2.4 (e)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Total Voting Rights
Released	10:30 01-Jun-07
Number	6120X

AMD/av	1 June 2007

Company Announcements Office,
The London Stock Exchange.

TOTAL VOTING RIGHTS UPDATE

In accordance with the FSA's Disclosure and Transparency Rules, Laird advises that sinc 30 April 2007 its capital has increased by 700,702 ordinary shares with voting rights. Lair holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Laird's ordinary shares is 199,385,554, which may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Laird under the FSA's Disclosure and Transparency Rules.

A.M DOWNIE
Assistant Secretary
THE LAIRD GROUP PLC

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2.4 (f)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Share Consolidation Timetable
Released	07:01 31-May-07
Number	4918X

RNS Number:4918X
Laird Group PLC
31 May 2007

31 May 2007

8 FOR 9 SHARE CONSOLIDATION AND SPECIAL DIVIDEND OF 50p

Following the completion of the sale of Laird Security Systems Division to Lupus Capital plc, for a total consideration of £242.5 million, on 27 April 2007, and as proposed and set out in the Circular dated 19 March 2007, The Laird Group PLC announces the timetable for the 8 for 9 share consolidation and the special dividend of 50p per share:

Record date	Close	8 June 2007
Existing shares go ex-dividend and cease trading	8.00 a.m.	11 June 2007
Commencement of dealing in new shares	8.00 a.m.	11 June 2007
Payment of special dividend		22 June 2007

For enquiries:	The Laird Group PLC Peter Hill, Chief Executive Jonathan Silver, Finance Director Tel: 020 7468 4040	Maitland Brian Hudspith Charlotte Walsh 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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2.4 (g)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Result of AGM
Released	16:50 11-May-07
Number	4913W

RECEIVED

2007 AUG 22 A 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Laird Group Annual General Meeting

-

A copy of the resolutions (other than ordinary business resolutions) passed at the Annual General Meeting of the Company held today, together with details of the proxy votes have been submitted to the Document Viewing Facility and may be viewed there. The address is as follows:

The Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

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2.4 (h)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Result of AGM
Released	16:39 11-May-07
Number	4902W

RNS Number:4902W
Laird Group PLC
11 May 2007

THE LAIRD GROUP PUBLIC LIMITED COMPANY

RESULT OF ANNUAL GENERAL MEETING

11 MAY 2007

At the Annual General Meeting of the Company held today the voting results were as set out below.

Proxy votes, expressed as number of votes and as a percentage of shares voted, were received in respect of a total number of 128,542,713 shares and in respect of the following Resolutions:

Ordinary Business	For or at Discretion	Against	"Vote Withheld"*
To receive and adopt the Report of the Directors and Accounts to 31 December 2006	128,418,273 99.90%	124,129 0.10%	311 Less than 0.001%
To declare a final dividend	128,541,236 100.00%	0 0.00%	1,477 Less than 0.001%
To re-elect Mr N J Keen as a Director	128,382,213 99.88%	158,106 0.12%	2,394 Less than 0.001%
To re-elect Sir Christopher Hum as a Director	128,504,760 99.97%	35,559 0.03%	2,394 Less than 0.001%
To re-elect Professor M Kelly as a Director	128,506,784 99.97%	33,535 0.03%	2,394 Less than 0.001%
To re-elect Mr J C Silver as a Director	128,510,549 99.98%	29,028 0.02%	3,136 Less than 0.001%
To re-elect Dr W R Spivey as a Director	128,504,018 99.97%	36,301 0.03%	2,394 Less than 0.001%
To re-appoint Ernst & Young LLP as Auditors and to authorise the Board to fix their remuneration	127,519,321 99.20%	1,022,475 0.80%	917 Less than 0.001%
Ordinary Resolutions			
To approve the Directors'	112,273,895	15,604,641	664,177

Remuneration Report	87.80%	12.20%	0.33%
To give the Directors the authority to allot shares	127,603,378 99.28%	923,517 0.72%	15,818 0.01%
Special Resolutions			
To dis-apply pre-emption rights	128,458,693 99.96%	57,283 0.04%	26,737 0.01%
To authorise the Company to purchase its own ordinary shares	128,351,223 99.85%	188,695 0.15%	2,795 Less than 0.001%
To authorise the Company to purchase its own ordinary shares (post consolidation)	128,341,495 99.85%	197,005 0.15%	4,213 Less than 0.001%

* A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution and therefore the figures shown for "vote withheld" are a percentage of issued share capital.

For enquiries:

The Laird Group PLC
Peter Hill, Chief Executive
Jonathan Silver, Finance Director
Tel: 020 7468 4040

Maitland
Brian Hudspith
Charlotte Barker
Tel: 020 7379 5151

2.4 (i)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	AGM Statement
Released	11:31 11-May-07
Number	4508W

RNS Number:4508W
Laird Group PLC
11 May 2007

THE LAIRD GROUP PLC

AGM Statement

At The Laird Group PLC's Annual General Meeting today, Nigel Keen, Chairman, is making the following statement:

"Laird had another successful year in 2006, with organic revenue growth of 11% for the Group as a whole and growth in underlying profit before tax of 33%. Organic revenue growth in Laird Technologies was 23%, with growth in underlying operating profit of 47%.

We have made an encouraging start to 2007, with the momentum established in recent years being maintained.

Since the year end we have completed the disposal of the Security Systems Division. We will be returning approximately £100 million to shareholders by way of a Special Dividend of 50 pence per Ordinary Share, planned to be paid on 22 June 2007, together with a share consolidation on an 8 for 9 basis. The Security Systems Division performed close to expectations up to its disposal at the end of April.

Laird Technologies continues to perform well, with further strong organic growth being delivered. We have also completed three acquisitions so far this year, adding new capabilities and access to complementary high growth markets. These acquisitions and those made towards the end of 2006 are bedding in well.

Through the successful execution of our strategy, Laird has been transformed into a focused technology and electronics company operating in high growth markets. We continue to view the Group's prospects in 2007 with confidence."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	
	Tel: 020 7468 4040	Tel: 020 7379 5151

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2.4 (j)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Total Voting Rights
Released	15:23 30-Apr-07
Number	7915V

DJLH/av	30 April 2007

Company Announcements Office,
The London Stock Exchange.

TOTAL VOTING RIGHTS UPDATE

In accordance with the FSA's Disclosure and Transparency Rules, Laird advises that sinc 30 March 2007 its capital has increased by 76,889 ordinary shares with voting rights. Laird holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Laird's ordinary shares is 198,684,852, which may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Laird under the FSA's Disclosure and Transparency Rules.

D.J.L. HUDSON
Secretary & General Counsel
THE LAIRD GROUP PLC

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Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Disposal
Released	10:56 27-Apr-07
Number	6459V

RNS Number:6459V
Laird Group PLC
27 April 2007

27 April 2007

COMPLETION OF THE SALE OF
LAIRD SECURITY SYSTEMS DIVISION

The Laird Group PLC ("Laird") announces that the sale of its Security Systems Division to Lupus Capital plc, for a total consideration of £242.5 million, completed today. The conditional agreement with Lupus was announced on 19 March 2007 and the disposal was approved by Laird shareholders at an Extraordinary General Meeting on 12 April 2007.

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	
	Tel: 020 7468 4040	Tel: 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Result of EGM
Released	14:09 12-Apr-07
Number	7676U

RECEIVED
2007 AUG 22 A 4:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:7676U
Laird Group PLC
12 April 2007

THE LAIRD GROUP PUBLIC LIMITED COMPANY

RESULT OF EXTRAORDINARY GENERAL MEETING

12 APRIL 2007

The Laird Group announces today that its Shareholders have approved the sale of its Security Systems Division to Lupus Capital plc (as announced on 19 March 2007). The Shareholders also approved the consolidation of every nine existing ordinary shares of 25 pence each into eight new ordinary shares of 28.125 pence each.

The Company also confirms that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired.

The Extraordinary General Meeting of Lupus Capital plc to seek approval for the transaction will be held on 19 April 2007. Subject to this approval being obtained, it is anticipated that completion of the sale will occur on 27 April 2007.

Proxy votes, expressed as number of votes and as a percentage of shares voted, were received in respect of a total number of 132,432,790 shares and in respect of the following Resolutions:

Ordinary Resolutions	For or at Discretion	Against	"Vote Withheld"*
To approve the disposal by the Company of the Laird Security Systems Division	131,753,432 99.98%	24,452 0.02%	654,906 0.33%
To approve the consolidation of every nine issued and unissued ordinary shares of 25 pence each into eight new ordinary shares of 28.125 pence each	131,731,687 99.97%	44,192 0.03%	656,911 0.33%

* A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution and therefore the figures shown for "vote withheld" are a percentage of issued share capital.

For enquiries:	The Laird Group PLC Peter Hill, Chief Executive Jonathan Silver, Finance Director Tel: 020 7468 4040	Maitland Brian Hudspith Charlotte Barker Tel: 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Total Voting Rights
Released	10:35 30-Mar-07
Number	0723U

DJLH/av

30 March 2007

Company Announcements Office,
The London Stock Exchange.

TOTAL VOTING RIGHTS UPDATE

In accordance with the FSA's Disclosure and Transparency Rules, Laird advises that sinc 16 December 2006 its capital has increased by 433,118 ordinary shares with voting rights. Laird holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Laird's ordinary shares is 198,607,963, which may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Laird under the FSA's Disclosure and Transparency Rules.

D.J.L. HUDSON
Secretary & General Counsel

END

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2.4 (n)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Circ re. EGM
Released	16:28 20-Mar-07
Number	3453T

RNS Number:3453T
Laird Group PLC
20 March 2007

THE LAIRD GROUP PLC

POSTING OF CIRCULAR TO SHAREHOLDERS

Further to the announcement dated 19 March 2007, a circular convening a notice of extraordinary general meeting to be held on 12 April 2007 has been posted to shareholders.

A copy of the circular is available for inspection at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London

E14 5HS. A copy is also available on the Company's website at www.laird-plc.com.

For enquiries:	The Laird Group Public Limited Company	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Final Results
Released	07:01 19-Mar-07
Number	1815T

RNS Number:1815T
Laird Group PLC
19 March 2007

The Laird Group PLC ("Laird") announces record profits for 2006,

the proposed divestment of its Security Systems Division for £242.5 million

to create a focused electronics and technology company,

and a proposed return of cash to shareholders of £100 million

Audited Results for the year ended 31 December 2006

	2006 £m	2005 £m	
Revenue			
- Continuing operations	608.3	490.3	+ 24%
- Discontinued operations	-	18.4	
	608.3	508.7	+20%
Underlying profit before tax (i)	73.3	55.1	+ 33%
Profit before tax from continuing operations	66.4	34.3	+ 94%
Trading cash flow	50.9	34.0	+ 50%
Net borrowings	109.1	148.1	
Shareholders' funds	408.7	284.3	
	p/share*	p/share*	
Underlying earnings (i)	31.7	27.3	+ 16%
Basic earnings from continuing operations	26.5	15.1	+ 75%
Dividend	10.3	9.56	+ 8%

i Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments. The narrative that follows is based on underlying operating profit, underlying profit before tax and underlying earnings per share, as the directors believe that these provide a more consistent measure of operating performance.

* The average number of shares in issue was 189.2 million in 2006 and 157.9 million in 2005. The 2005 earnings and dividend per share have been adjusted for the bonus element of the 4 for 17 Rights Issue in 2006.

Results Highlights

- Revenue from continuing operations up 24% to £608.3 million (2005: £490.3 million). Organic revenue growth for the Group of 11%.
- Underlying profit before tax up 33% to a record £73.3 million (2005: £55.1 million).
- Profit before tax from continuing operations up 94% to £66.4 million (2005: £34.3 million).
- Trading cash flow up 50% to £50.9 million (2005: £34.0 million).
- Underlying earnings per share up 16% to 31.7 pence (2005: 27.3 pence).
- Strong performance from Laird Technologies: organic revenue growth of 23% and underlying operating profit up 47% to £55.4 million.
- Further good progress achieved, accelerating the momentum established in recent years.

Proposed divestment of the Security Systems division

- Security Systems division proposed to be sold to Lupus Capital plc ("Lupus") for an aggregate consideration of £242.5 million, of which £230.0 million is payable on completion and £12.5 million after one year on a non-contingent basis.
- Circular to be posted to shareholders convening an extraordinary general meeting to seek approval for the disposal.
- The Board believes that the disposal:
  - will crystallise the value generated by the Group's development of the Security Systems division, for a consideration which is a fair reflection of the prospects for the business;
  - will increase shareholder value by the re-deployment of capital into the higher growth Laird Technologies;
  - will establish Laird as a focused electronics and technology company, operating in specialist high growth markets with a broad range of proprietary products and strong customer relationships;
  - will enable Laird to continue to fund its already attractive organic growth prospects and to supplement these with complementary, value adding acquisitions.
- In the year to 31 December 2006, the Security Systems division reported an underlying operating profit after central charges of £27.8 million, broadly level with that achieved in 2005, performing creditably in difficult market conditions. Gross assets of the division at 31 December 2006 were £155.8 million.

Proposed return of cash to shareholders

- The Board believes that it is important that Laird maintains an efficient capital structure, while also retaining sufficient financial resources to continue to fund the ongoing development of the Group.
- The Board further believes that it is appropriate that shareholders participate directly in the crystallisation of value to be realised through the proposed disposal.

- Accordingly, the Board is proposing that a special dividend of 50 pence per ordinary share, equivalent to approximately £100 million, be paid as soon as practicable following the completion of the disposal.

- The total amount of the return of cash is equivalent to approximately 11% of the Group's market capitalisation on 16 March 2007. The Board is proposing, for consideration at the forthcoming Extraordinary General Meeting, a consolidation of the Group's Ordinary Shares on the basis of 8 new shares for 9 old ones.

Peter Hill, Chief Executive of Laird, commented:

"2006 was another excellent year for Laird. We delivered strong revenue growth and a record underlying pre-tax profit of £73.3 million, 33% ahead of the previous year.

At Laird Technologies, organic revenue growth was 23% and underlying operating profits were up nearly 50% as we continued to strengthen the division through organic investment and value adding acquisitions. This process has continued into 2007.

The proposed divestment of our Security Systems division achieves two important strategic aims. First, it will increase shareholder value through the redeployment of capital into the higher growth Laird Technologies division, and second, it establishes Laird as a focused electronics and technology company operating in specialist, high growth markets. Our proposed return of cash allows shareholders to participate directly in the crystallisation of the value we have created through our development of the Security Systems division.

We are confident that Laird will make further good progress in 2007."

For enquiries:	The Laird Group Public Limited Company	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

Results for the year ended 31 December 2006,

the proposed disposal of the Security Systems division,

and the proposed return of cash of £100 million

STRATEGY

Over recent years Laird has been transformed from a diversified industrial conglomerate into a higher growth, increasingly profitable company. We have established a successful strategy of focusing on high growth markets, obtaining a competitive edge through technology and customer service allied to a well established, and still expanding, low cost manufacturing base in East Asia, India, Mexico and Central Europe. We operate in specialist markets that provide opportunities for growth, with a global reach that provides advantages compared to many of our more regional or local competitors. We have expanded, and intend to continue to expand, our technology, market access, product offering and geographic spread, both organically and through acquisitions, as lower growth businesses have been divested. The Laird strategy is one driven by the overarching objective of creating and growing shareholder value. The proposed divestment of our Security Systems division, announced today, represents a further major step in our execution of this strategy.

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

Results Overview

Group revenue in 2006 was £608.3 million, up 24% on the £490.3 million of continuing revenue in 2005, with organic revenue growth for the Group of 11%.

Underlying profit before tax was a record £73.3 million in 2006, 33% higher than the £55.1 million in 2005, with the increase coming entirely from Laird Technologies. The Group's underlying operating profit margin in the year increased to 13.7%, from 12.9% in 2005 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before tax from continuing operations after exceptional items, the amortisation of acquired intangibles, the gain or loss on disposal of businesses and the fair valuing of financial instruments, in 2006 was £66.4 million, up 94% on the £34.3 million in 2005.

Underlying earnings per share in 2006 were 31.7 pence, up 16% on the 27.3 pence in 2005 (which have been restated for the bonus element of the 4 for 17 Rights Issue in the first half of 2006).

There were no exceptional costs incurred in the year (2005: £15.5 million).

Net borrowings at the year end were £109.1 million (2005: £148.1 million), representing 27% of shareholders' funds. Interest cover for the year was 8.4 times. There was a trading cash inflow in the year of £50.9 million (2005: £34.0 million), before a net cash outflow on acquisitions and disposals in the year of £122.1 million (2005: £29.1 million). The Rights Issue, announced on 16 March 2006, raised approximately £118 million.

Continuing Dividend Growth

The Board's dividend policy is to increase returns to shareholders progressively over time, reflecting both the underlying profitability of the Group and the cash requirements of the business. The Board is recommending a final dividend of 6.95 pence per share, payable to shareholders in respect of their shareholdings recorded on the register as at 25 May 2007, subject to approval at the 2007 Annual General Meeting. This represents a total dividend for the year of 10.3 pence per share, compared with 9.56 pence per share for 2005, (restated for the bonus element of the Rights Issue), and represents an increase year-on-year of 8%.

PROPOSED DIVESTMENT OF SECURITY SYSTEMS DIVISION

Background

The Board continually reviews its strategy for the Group, in order to increase shareholder value. Of the Group's two market leading divisions, we have in recent years weighted our investment to the higher growth Laird Technologies division, funding capacity expansion and new product development for organic growth, as well as acquisitions to enhance its product and technology offering. This has strengthened its market positions and broadened its geographic spread, allowing it to exploit the greater growth prospects of the market sectors in which it operates.

In the last three years, Laird Technologies' underlying operating profit has more than quadrupled, accounting for almost two-thirds of the Group's underlying operating profit in 2006, compared with less than one-third in 2003. Over the same period, Laird Security Systems has grown its underlying operating profit by 12%, accounting for just over one-third of the Group's underlying operating profit in 2006 compared with 60% in 2003.

In late 2006 the Board was approached by Lupus Capital plc, which has an existing door and window seals business, to discuss the possibility of Lupus

acquiring Laird Security Systems. The Board, having completed an in-depth review, decided to enter into substantive discussions with Lupus and has now entered into a definitive agreement for the disposal of the Security Systems division to Lupus.

Rationale

In the last few years the Security Systems division has helped support the growth of Laird Technologies, which has now reached sufficient scale, breadth and profitability to stand alone. We believe that the time is now right to crystallise the considerable value we have created by our development of Security Systems, and that the consideration payable is a fair reflection of prospects for the division. We believe that the disposal will also increase shareholder value by enabling the re-deployment of capital into the higher growth Technologies business, and by establishing Laird as a focused electronics and technology company, operating in specialist high growth markets with a broad range of proprietary products and strong customer relationships.

Principal terms of the disposal

The consideration payable is £242.5 million in cash on a debt free basis, comprising £230.0 million payable at completion and £12.5 million payable on the first anniversary of completion on a non-contingent basis. Gross assets of the businesses being sold are £155.8 million, and net assets £106.4 million as at 31 December 2006.

The disposal is conditional upon the approval of shareholders of Laird and Lupus, US Hart-Scott-Rodino antitrust clearance, the admission of new ordinary shares of Lupus to trading on AIM, and the completion of an intra-group reorganisation by Laird.

We will be posting shortly a Circular to shareholders, convening an Extraordinary General Meeting to seek approval for the disposal.

PROPOSED RETURN OF CASH TO SHAREHOLDERS AND RELATED SHARE CONSOLIDATION

Return of cash

The Board believes that it is important that Laird maintains an efficient capital structure, whilst also maintaining sufficient financial resources to continue to fund the ongoing development of the Group. The Board also believes that it is appropriate that shareholders participate directly in the crystallisation of value to be realised through the disposal of the Security Systems division. Accordingly, the Board proposes to return cash to shareholders by way of a special dividend of 50 pence per ordinary share, equivalent to a return of approximately £100 million. The return of cash is expected to take place as soon as practicable following completion of the disposal.

Financial effects of the disposal and use of proceeds

The net cash proceeds will be used initially to fund the special dividend described above and one-off contributions of approximately £14 million into the Group's UK defined benefit pension schemes to eliminate scheme deficits. The balance will be used to pay down Group borrowings, and in the future to fund continuing investment for organic growth and further acquisitions by Laird Technologies in the pursuit of its strategy.

The Group's net debt at 31 December 2006 was £109.1 million. Pro forma net debt, after the initial payment on completion of the disposal, the return of cash, the one-off pension contributions, and the expenditure of approximately £82 million on the three acquisitions which have been made since the year end, would have been approximately £82 million.

Share consolidation

The total amount of the return of cash is equivalent to approximately 11% of the market capitalisation of Laird at the close of business on 16 March 2007. The effect of the share consolidation will be to reduce the number of ordinary shares in issue by approximately the same percentage. The purpose of the share consolidation is, inter alia, to ensure that (subject to normal market movements) the market price of each new ordinary share is approximately the same as the market price of each existing ordinary share, thereby allowing comparability in earnings per share and share prices with prior financial periods.

DIVISIONAL RESULTS

Laird Technologies

Year ended 31 December	2006 £m	2005 £m	Growth
Revenue	370.6	259.4	43%
Underlying operating profit*	55.4	37.7	47%

*Before exceptional items and amortisation of acquired intangibles

Strategic Development

Laird Technologies is a leader in the design and supply of customised performance critical products for wireless and other advanced electronics applications. From its origins as a supplier of electromagnetic interference ("EMI") shielding products, in which field it grew to become the global market leader, Laird Technologies has been developed into a broad based business operating in specialist high growth markets, with an extensive range of proprietary and complementary products.

As well as being the global market leader in EMI shielding, Laird Technologies is now also the global leader in cellular antennae, and holds strong positions in a wide range of other markets, including mobile and infrastructure wireless antennae, thermal interface materials and thermoelectric coolers, mechanical actuation devices, power products, signal integrity components and complete radio modules and systems.

Laird Technologies supplies components and systems to the global electronics industries, including cellular handsets, telecommunications infrastructure, voice and data communications, asset tracking, satellite radio and information technology sectors, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets. Laird Technologies now employs 9,000 people in 35 facilities in 14 countries, including over 400 engineers and technologists. It has 390 patents issued with a further 340 pending.

Strong growth in revenues and profits

In markets that remained buoyant in 2006, Laird Technologies benefited particularly from the strong demand for its EMI shielding and antennae products for the cellular handset market, as well as for its products sold into the telecommunications infrastructure, wireless antennae, notebook PC and plasma display panel markets.

Revenue grew by some 43% in the year to £370.6 million, compared with £259.4 million in 2005, driven by a combination of organic revenue growth of 23% together with the effects of the acquisitions of Antenex, RecepTec, Supercool and Steward.

Underlying operating profit grew by some 47%, to £55.4 million, compared with

£37.7 million in 2005, as a result of the organic revenue growth, the benefits of acquisitions and the increased levels of production from lower cost countries. Operating margins again increased, to 15%.

Underlying market growth maintained

The largest market for our products in 2006 was cellular handsets, accounting for some 47% of revenues. We supply a range of antennae and EMI shielding products to the major global OEMs, including Nokia, Motorola, Sony Ericsson and LG. Our first combination products, of EMI shielding and antennae, and EMI shielding and thermal interface materials, were shipped during the year. The worldwide cellular handset market experienced another year of strong growth, driven by emerging markets' demand, increasing functionality, and style. Industry commentators believe that global unit handset shipments increased by over 20% compared with 2005, to nearly 1 billion units.

Laird Technologies saw continuing growth in the IT, telecommunications infrastructure and data transfer markets during the year, to Cisco and Huawei in particular, benefiting the sales of our EMI shielding, thermal interface and wireless antennae products. Our sales into the server and networking equipment markets remained buoyant, as well as into the notebook PC market where global unit shipments were estimated by industry commentators to be up some 25% compared with 2005. These markets accounted for some 23% of 2006 revenues.

Demand for our products, particularly satellite radio antennae from the major OEM automotive manufacturers, grew in 2006, with new programmes also being awarded. We continue to develop new products, are devoting greater effort to the satellite radio consumer electronics market, and are starting to benefit from a new focus on intelligent transportation systems. This segment accounted for some 11% of 2006 revenues.

In our other markets (including industrial, services, military and security, consumer and medical), we were successful in obtaining design wins into plasma display panels for Samsung, Panasonic and Hitachi, for manufacture in our plants in China, Central Europe and North America. Thermoelectric cooler sales, into the industrial, aerospace and medical markets, grew strongly, as did sales of our wide range of communications antennae into the security, industrial, and voice and data transfer markets.

Laird Technologies' percentage of total revenue from its top five customers was 53%.

Benefits of strategic acquisitions

Laird Technologies made four acquisitions in 2006. In March we acquired US-based Antenex, Inc., a leading rapid response supplier of wireless communications antennae for a variety of voice and data transmission applications, for £9.7 million.

In March we also acquired RecepTec LLC for £54.7 million. RecepTec is a leader in the design, testing and supply of satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets. With its wide range of other vehicular antennae products including FM/AM and Digital Audio Radio, Bluetooth and cellular, RecepTec has broadened Laird Technologies' antennae portfolio for telematics applications.

In December, we acquired Steward, Inc. for £26.8 million. Steward, which has manufacturing facilities in Hermosillo, Mexico and Shunde, China, is an international leader in the field of ferrite-based products designed to ensure signal integrity in electronic cable and board level applications, and will form the nucleus of our focus on the Signal Integrity Products market.

We also acquired Coolab AB in December for £8.9 million. Coolab, which trades

under the Supercool brand, is a leading designer, manufacturer and supplier of thermoelectric modules and cooling systems for a wide variety of end use markets. From its operations in Sweden and California, USA, Supercool provides additional technology, market access and resources with which Laird Technologies will develop the next generation of thermal management products and solutions required by customers.

We have continued to invest in Laird Technologies through acquisitions in 2007. In January we acquired AeroComm, Inc. for £19.1 million. AeroComm is forming the core of Laird Technologies' focus on the high growth market in embedded wireless communications solutions. AeroComm's unique and proprietary RF modules provide wireless communications in applications that previously communicated by cables and, combined with Laird Technologies' antennae, shielding and signal integrity products, will allow the development of a full wireless systems capability.

In late February 2007 we acquired M2sys Co. Limited, for a cash consideration of £17.0 million, and Cushcraft, Inc., for £45.9 million. South Korea-based M2sys designs and manufactures custom products that enable mechanical actuation of handheld devices while maintaining electrical integrity and performance. M2sys joins Laird Technologies' growing handheld products business and enables us to offer integrated designs and convergence of functions and components in future OEM electronic applications.

US-based Cushcraft designs and manufactures advanced communications antennae and accessory products to provide highly engineered customised RF solutions for OEM light infrastructure applications in a variety of communications markets including WLAN, WiMax and RFID. Cushcraft will be integrated into Laird Technologies' Wireless Infrastructure Antennae business and will provide the combined customer base with the broad range of products needed to transmit and receive signals over an increasing spread of wireless protocols.

Operational and geographic development

Asia continues to be of increasing importance to Laird Technologies, both as a growing market and as a low cost manufacturing base, and now also as a design and development centre. In 2006, 52% of Laird Technologies' revenue by destination was from Asia (2005: 50%) and 61% of revenue by origin (2005: 56%). At the end of 2006, Laird Technologies had approximately 9,000 employees, of whom 75% were in Asia, the majority in China.

In China, we opened three new plants in April: a new 35,000 square metre facility for EMI shielding and thermal products in Shenzhen; a new 23,000 square metre facility in Beijing for the design, testing and production of wireless handset antennae, and a new expanded facility in Tianjin, to support the growth in the production of shielding products for the wireless handset market, as well as that of thermal and electrically conductive elastomer products and materials. A new, expanded facility in Shanghai, to support the increased output of board level shields for the wireless handset market, is expected to become operational in April 2007.

Elsewhere in Asia, our antennae design and assembly operations in Penang, Malaysia were relocated to larger premises in early 2007, with production of shielding and thermal products also being added to better support our customers in that region. In 2006 we established antennae design, testing and assembly in Korea, initially serving Pantech/Curitel and LG.

In Europe, our UK and French facilities have been rationalised, our plants in the Czech Republic and Hungary reached record levels of production, and in Sweden we established a multi-product design and development centre to serve cellular handset customers including Nokia, Sony Ericsson and Sagem.

In mid 2006 we established our first facility in Mexico, initially for antennae assembly. We expect to relocate to larger premises in 2007 and to initiate production there of a number of our other product lines.

In late 2006 we secured government approval for the construction of a new facility in Chennai, India, with groundbreaking in the first quarter of 2007, and with production scheduled to commence by year end. This production capacity, together with the associated design and application engineering which will be added, will enhance significantly our proximity and support to the increasing number of our key customers who are themselves establishing operations in this fast growing electronics market.

Technical development

During 2006 Laird Technologies continued to expand and develop its technology capabilities. New EMI shielding products included "EcoGreenTM", a fabric over foam product for plasma display panels, Recyclable Clean CopperTM fingerstock products for use in telecommunications and data transfer equipment and high flow "MaxAirTM" shielded ventilation panels for military and telecommunications applications.

In antennae, new integrated antennae modules, including software controlled antennae were developed, to cope with the increasingly complex demands for multiple applications. Other new antennae products included "NanoAntTM", a very small directional antenna for a wide variety of wireless applications, "Phantom Elite(R)" indoor and outdoor mobile antennae for use in public safety, utility vehicle and WiFi applications, a ceramic antenna for handheld and data devices that come equipped with Bluetooth WLAN and GPS capabilities, and "UltrasphereTM", named "Product of the year" by Electronics Products magazine, a miniature, low profile multi-band omni-directional in-building wireless antenna.

We also launched a wideband mobile antenna for use in public safety and other communications applications, providing US government agencies with a single antenna with interoperability capability to exchange voice and data transmissions across multiple frequencies in the event of an emergency. An update of "MercuryTM", a GPS antenna with tri-band functionality, was also introduced, combining voice, data and locations communications for fleet tracking, theft protection and self-diagnostic systems. The first integrated module combining a cellular antenna and EMI board level shield was rolled out with Nokia, and a new antenna developed for the Microsoft Xbox gaming console.

A number of new thermal interface products were also developed, including specialist thermally conductive greases, the "T-GardTM" high performance insulator, and the first board level shield with an integrated thermal interface pad for 3G applications for Motorola. A breakthrough was achieved with the development and commercialisation of our new thermoelectric cooler embedded in Dell's XPS desktop computer.

Extending global leadership

Laird Technologies had another very successful year in 2006. It now possesses a unique combination of products and solutions covering a wide range of applications. Its ability to "bundle" products and exploit their technology convergence both differentiates Laird Technologies from many of its competitors and creates added value for customers. Its focus on increasing the content and "value-add" of its products, in customers' devices and applications, provides both revenue growth for Laird Technologies and supply chain simplification for its customers. Its global footprint and its well established and still expanding low cost manufacturing base gives Laird Technologies the ability to best serve its main global OEM customers at competitive prices. As we focus increasingly on providing complete systems and solutions we believe that Laird Technologies is well placed to continue to extend further its global leadership positions.

Laird Security Systems

	2006	2005	Growth
Year ended 31 December	£m	£m	£m

Revenue	237.7	230.9	3%
Underlying operating profit*	27.8	28.1	(1%)

*Before exceptional items and amortisation of acquired intangibles

Innovative home improvement solutions

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, windows, uPVC products and weather stripping seals.

In recent years the product range has been broadened and the business strengthened. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Benefits of broad market spread

Laird Security Systems' markets were mixed in 2006. In the UK the overall housing market improved somewhat during the second half of the year after a weaker first half, as did the renovation market, although the retail markets for our windows and conservatories remained weak. The UK social housing market, where Laird Security Systems is a major supplier of composite doors, continued its long term growth trend. Overall, Laird Security Systems' total UK revenues returned to positive organic growth in the second half of 2006, compared with the second half of 2005.

In the USA, the new build residential housing market suffered its well publicised downturn during the year, and this accelerated in the second half. In contrast, the replacement and renovation market showed greater stability. Total US revenues for Laird Security Systems, after positive organic growth in the first half of the year, showed a small organic decline in the second half of 2006 compared with the second half of 2005.

Against this backdrop, Laird Security Systems demonstrated its resilience and delivered a very respectable performance in 2006, with revenue up 3% to £237.7 million in the year (2005: £230.9 million). Organic revenue growth was slightly negative for Laird Security Systems as a whole, with a year-on-year organic decline of 4% in the UK and 3% in the USA.

UK revenue from continuing businesses in 2006 was approximately £125 million. Of this, 34% represented window hardware, 21% composite doors, 24% door hardware, 17% windows and conservatories and 3% seals.

US revenue in 2006 was approximately £108 million. Of this, 53% represented window hardware, 15% seals, 14% door hardware and 17% uPVC extrusions.

Laird Security Systems was broadly able to maintain underlying profits despite its mixed markets and the increases in commodity prices. Underlying operating profits for 2006 were £27.8 million, compared with £28.1 million in 2005. Operating margin in 2006 was 12%.

Commodity prices remained volatile overall. Through carefully managing the relationship between input and output pricing, Laird Security Systems was able to contain fully the adverse effect of higher commodity prices in the year.

Portfolio repositioning

In March 2006 Laird Security Systems enhanced its growing position in the US building products market with the acquisition of Bandlock Corporation in California for £10.4 million. Bandlock, a supplier of an extensive range of PVC extrusions, supplements Security Systems' existing extrusion business in the central US, while enhancing its critical mass on the West Coast.

March also saw the acquisition of Balance UK, for £3.3 million. Balance supplies a range of heavy duty window balances used in the manufacture of vertically sliding windows for a growing niche segment of the UK market. These heavy duty balances also provide the potential for Laird Security Systems to enter the commercial window market, and fill its remaining product gap in the US, allowing it to participate in the replacement of traditional windows with heavier, hurricane-proof ones along the eastern US seaboard.

Operational and geographic development

In Laird Security Systems' UK window hardware and components businesses, a headcount reduction of 75 took place in the first half of 2006, following a reduction of some 300, or 35% of the combined total, in 2005. Both of these actions benefited the 2006 results. Emphasis has now been switched to product development and new account targeting, with benefits expected in 2007 and 2008. At Laird Lifestyle Products, manufacturing operations were consolidated further, to improve efficiencies and allow a greater emphasis on marketing and product positioning.

In the UK composite door business, the three sites resulting from acquisitions in this sector were consolidated into two in the first quarter of 2006, with a capacity expansion at one of the two facilities being completed at the end of the first quarter of 2006. These actions, together with Laird Security Systems' technical capabilities and broad product range, should position the UK business to maintain its return to growth.

In the USA, the window hardware, door hardware, weather seals and uPVC extrusions businesses all had a good first half, with each product line showing organic growth. Although the revenues from these businesses declined year-on-year in the second half, action was swiftly taken to protect operating margins, with personnel reductions of 135 or 12% of the total.

The long term outlook for the US window and door market remains positive, driven by favourable demographics, job creation and mobility, and expected sustainable economic growth. The replacement cycle lags considerably that of the UK, implying long term growth in that sector. Although market conditions are now more competitive, Laird Security Systems expects to benefit from new product introductions, its industry leading levels of customer service, and market share gains both directly and through the continuing consolidation of its customer base.

Sales of products manufactured in Asia by Laird Security Systems or its partner suppliers grew by over 40% in 2006, on top of an increase of 15% in 2005. 30% of Laird Security Systems' hardware sales in 2006 were sourced from Asia, compared with 22% in 2005. Its own facilities in Ningbo, China, were expanded during the year, while sourcing from partner suppliers also grew; these suppliers are integrated into Laird Security Systems' supply chain, which provides them with engineering expertise, specialised investment and quality control.

Innovation

Laird Security Systems maintained its focus on product innovation and development, and continued to develop its intellectual property portfolio. There were benefits in 2006 from the Springback sealing product range introduced during 2005, innovative new window balance designs, and an increasing range of multipoint locks. A new door seal product has been developed for the US market, as has its first ever range of casement window hardware, a significant US market segment where Laird Security Systems currently has minimal sales. In the UK, the

composite doors business will be launching a new glass-reinforced-plastic faced door in 2007, replacing its current product with one which has lower production costs but with a higher specification. Laird Security Systems continues with its product innovation and new designs, both to differentiate itself from its competitors and to provide enhanced functionality for its customers.

Laird Security Systems is targeting its product development to take advantage of three macro trends which it sees emerging over the next few years. The first is more demanding construction standards in North America, to reduce hurricane damage. The second is higher security allied to ease of use, including electronic access controls, which is seen to be particularly applicable as demographic trends move towards an increasingly ageing population. The third is the expected trend towards even greater insulation and thermal efficiency, as governments and consumers adjust to higher energy prices.

Development of the strategy

Laird Security Systems has continued to provide innovative local solutions to its customers allied to what are believed to be industry leading service levels on a global basis, underpinned by the ongoing expansion of the low cost engineering and manufacturing capability in Asia. Although the year-on-year market decline in 2007 in the US may not be fully offset by the better conditions expected in the UK, within the division there is now a much broader presence in a range of markets, products and sales channels, which should provide considerable resilience during 2007.

MAINTAINING THE MOMENTUM OF THE GROUP

Laird had another excellent year in 2006, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to continue to focus the Group, together with the investments that have been made to strengthen and develop it and to broaden its product and market spread, have again allowed Laird to progress strongly. We will continue to implement this strategy as a focused electronics and technology company, and we are confident that Laird will make further good progress in 2007.

N.J. Keen — Chairman

P.J. Hill — Chief Executive

FINANCE DIRECTOR'S REPORT

Revenue

Total revenue increased from £508.7 million to £608.3 million in 2006. Revenue from continuing operations increased by 24%. There was no revenue from discontinued operations in 2006.

Revenue from discontinued operations in 2005 was £18.4 million; Permacell Finesse was divested in September 2005.

Organic growth from continuing operations was 11% and is measured by restating 2006 revenue at 2005 exchange rates and comparing it to revenue in 2005 after including revenue in 2005 for the acquired businesses in the equivalent period not in our ownership. On this basis, revenue from acquired businesses was £58.0 million in 2006 (2005, £107.0 million).

Profit before tax

Profit before tax, from continuing operations, was £66.4 million (2005, £34.3 million). The profit from discontinued operations was £0.5 million (2005, loss £5.1 million).

Underlying profit before tax in the year was £73.3 million (2005, £55.1 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on sale of businesses and the impact arising from the fair valuing of financial instruments, as set out in note 7.

There were no exceptional costs in 2006 (2005, £15.5 million). Integration of the acquisitions completed at the end of 2006 together with those completed so far in 2007, are likely to result in some exceptional costs in 2007.

Finance costs

Finance costs, excluding a fair value adjustment gain of £0.2 million (2005, loss of £1.1 million) were £9.9 million compared to the £10.5 million in 2005. Interest cover was 8.4 times, well above the minimum of 2.5 required by the lending group's principal loan agreement covenants.

Taxation

The underlying tax charge on underlying profit before tax is equivalent to an average tax rate of 18.1% and is marginally higher than the 17.3% for 2005. Profits in the USA are subject to a relatively low charge and should remain so for many years in part due to tax deductions for amortised goodwill resulting from acquisitions. A growing proportion of profits are also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in note 4.

Underlying Earnings

Underlying profit before tax was 33% up on 2005 and underlying earnings per share were up by 16% (note 7) with more shares in issue in 2006 following the 4 for 17 Rights Issue completed in April 2006. Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill.

Cash flow

There was a healthy trading cash flow surplus of £50.9 million in the year.

Analysis of cash flow

	£m
Operating profit - continuing	83.2
- discontinued	-
Depreciation/asset disposal gain (£0.3 million)	12.5
Other non cash	(0.9)
	94.8
Increase in working capital*	(11.3)
Capital expenditure less disposals (£3.4 million)	(19.5)
Finance costs	(9.7)
Taxation	(3.4)
Trading cash flow surplus	50.9
Dividends	(19.4)
Net cost of acquisitions and disposals	(122.1)
Exceptional costs	(0.5)
Pension contributions above the normal level	(2.2)
Share issues	117.8
Exchange translation movement	14.5
Reduction in net borrowings	39.0

* after adjusting for outflows on exceptional items of £0.5 million in 2006.

There was a rise in working capital due in part to higher levels of activity but also due to an increasing proportion of the Group's revenues generated in Asia where terms of payment are longer.

Capital expenditure of £22.9 million was £10.4 million in excess of depreciation largely due to expansions in capacity to meet demand, with much of the excess occurring in Asia, and in particular in new plants supplying products to the Group's customers in China.

Cash tax payments were lower than the tax charge due largely to tax repayments in respect of previous years. Trading cash flow was 61% of operating profit before interest and tax.

Overall, there was a £39.0 million reduction in net borrowings as the trading cash surplus together with the proceeds from the rights issue more than offset dividend payments and the net spend on acquisitions and disposals. Net borrowings were also lower as a result of translation movements of £14.5 million on foreign currency loans, largely due to those denominated in US dollars.

Net borrowings and debt facilities

Net borrowings at the end of December 2006 were £109.1 million, 26% of shareholders' funds. Taking into account the acquisitions, net borrowings were 0.9 times earnings before interest, tax, depreciation and amortisation, 25% of the maximum permitted of 3.5 times by the Group's principal loan covenants.

In August 2006, the Group extended the term of its 5 year bilateral revolving credit facilities of £195 million from August 2010 to August 2011. These facilities, together with the Group's US dollar private placement facilities which generally expire between 2008 and 2016, provide the Group with committed facilities totaling £291 million.

Currency

The Group's revenue and profits are affected by currency movements on translating overseas revenue and profits into sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods or services in currencies foreign to a Group entity are not that significant taking into account that a number of currencies are pegged to the US dollar.

The average exchange rates during the year for the US dollar were 1.85 (2005, 1.82), 1.47 for the Euro (2005, 1.46) and 14.70 for the RMB (2005, 14.90). Average exchange rates in 2006 were not significantly different to 2005 so there was little impact on profits.

Although average exchange rates were little different year on year, the difference in year end exchange rates between 2005 and 2006 for the US dollar and the RMB was more marked with the closing rate for the US dollar in 2006 at 1.96 (2005, 1.72) and for the RMB 15.28 (2005, 13.85). The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans.

Due regard is given to the adequacy of the capitalisation levels of foreign subsidiaries and tax considerations in order to obtain relief for interest charges. The translation impact of exchange rate movements at the end of 2006 compared with the end of 2005 reduced shareholders' funds by £30.6 million.

Pensions

The Group's defined benefit pension schemes' deficit has fallen from £16.4

million at the beginning of the year to £10.9 million at the end of the year.

£2.2 million of the increase in asset values was due to additional contributions above the charge to the income statement. There was a change in the assumptions used to calculate liabilities; the bond rate used to discount liabilities was marginally higher at 5.1% than 4.75% in 2005 which together with changes in legislation allowing greater tax free cash lump sums to be taken in lieu of pension, have reduced liabilities by £6.9 million. These changes have been offset in part by an increase in the inflation assumption and an assumption that mortality will improve which together add £3.7 million to liabilities.

Shareholders' Funds

Shareholders' funds at the 2006 year end were £408.7 million (2005, £284.3 million). The principal movements were profit attributable to equity shareholders of £50.7 million (2005, £20.2 million) to which must be added an actuarial reduction in the net pension liabilities of £4.2 million the net proceeds from share issues of £118.5 million and deducted exchange losses on translation of overseas assets and net investment hedges of £30.6 million and dividends paid of £19.4 million.

Return on Capital Employed

Return on capital employed (profit before interest and tax over shareholders' funds plus net borrowings) increased to 16.9% compared to 15.6% in 2005.

Proposed Sale of Laird Security Systems

Today the Group announced the proposed sale of Laird Security Systems for £242.5 million. Laird Security Systems had revenues of £237.7 million in 2006 (2005, £230.9 million) and underlying operating profits of £27.8 million (2005, £28.1 million) after an allocation of central costs of £3.8 million (2005, £3.6 million). Laird Security Systems' net assets at the end of 2006 were £106.4 million. On completion, the net gain on sale is estimated at £110.0 million.

Taking into account the initial proceeds from the sale, the transaction costs, the proposed special dividend of approximately £100 million, the expenditure on acquisitions since the end of 2006 of £82 million and one off contributions to the UK defined benefit schemes of approximately £14 million, pro-forma net borrowings are estimated at £82 million.

Group income statement
for the year to 31 December 2006

Note		2006 £m	2005 £m
	Continuing operations		
	Revenue	608.3	490.3
	Operating profit before amortisation of acquired intangible assets and exceptional items	83.2	65.8
	Amortisation of acquired intangible assets	(7.1)	(4.4)
	Exceptional items	-	(15.5)
3	Operating profit	76.1	45.9
	Finance revenue	2.1	0.8
	Finance costs	(12.5)	(11.2)
	Financial instruments - fair value adjustment	0.2	(1.1)
	Other net finance revenue / (costs) - pension	0.5	(0.1)

Note		2006	2005
	Profit before tax from continuing operations	66.4	34.3
4	Taxation	(16.2)	(9.0)
	Profit for the year from continuing operations	50.2	25.3
	Discontinued operations		
5	Profit / (loss) for the year from discontinued operations	0.5	(5.1)
	Profit for the year	50.7	20.2
	Earnings per share		
6	Basic from continuing operations	26.5p	15.1p
6	Diluted from continuing operations	26.3p	14.9p
	Basic on profit for the year	26.8p	12.1p
	Diluted on profit for the year	26.6p	11.9p
	Total revenue		
	Revenue (from continuing and discontinued operations)	608.3	508.7
7	Underlying results*		
	Profit before tax	73.3	55.1
	Earnings per share		
	Basic	31.7p	27.3p
	Diluted	31.5p	27.0p
8	Dividends declared		
	Dividends	20.4	15.6
	Dividend per share	10.3p	9.56p

*before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments

Statement of recognised income and expense
for the year to 31 December 2006

Note		2006 £m	2005 £m
	Profit for the year	50.7	20.2
	Actuarial gains / (losses) on retirement benefit obligations	4.2	(7.9)
	Deferred tax on actuarial gains / (losses)	-	(2.0)
	Exchange differences on retranslation of overseas net investments	(48.4)	34.5
	Exchange differences on net investment hedges	17.8	(12.8)
	Tax on exchange differences	(1.1)	1.8
	Financial instruments - losses on cash flow hedges taken to equity	(0.3)	-
	Total income and expense recognised directly in equity	(27.8)	13.6
	Total income and expense recognised during the year	22.9	33.8
	Restatement for the effects of IAS 32 and 39	-	(0.4)
	Total income and expense recognised for the year	22.9	33.4

Group balance sheet
As at 31 December 2006

Note		2006 £m	2005 £m
	Assets		
	Non-current assets		
	Property, plant and equipment	86.6	81.6
	Intangible assets	429.7	364.5
	Deferred tax assets	0.1	0.3
	Other non-current assets	3.5	1.3
		519.9	447.7
	Current assets		
	Inventories	69.6	59.5
	Trade and other receivables	123.5	97.0
	Income tax receivable	0.7	0.3
	Cash	44.0	23.9
		237.8	180.7
	Liabilities		
	Current liabilities		
	Borrowings	(4.9)	(6.7)
	Derivative financial instruments	(0.3)	-
	Trade and other payables	(108.2)	(95.9)
	Current tax liabilities	(2.5)	(3.7)
	Provisions	(0.9)	-
		(116.8)	(106.3)
	Net current assets	121.0	74.4
	Non-current liabilities		
	Borrowings	(148.2)	(165.3)
	Derivative financial instruments	(1.2)	(1.4)
	Income tax payable	(22.7)	(15.7)
	Deferred tax liabilities	(33.7)	(23.1)
12	Retirement benefit obligations	(10.9)	(16.4)
	Other non-current liabilities	(5.9)	(1.4)
	Provisions	(9.6)	(14.5)
		(232.2)	(237.8)
	Net assets	408.7	284.3
	Capital and reserves		
9	Equity share capital	49.5	40.0
9	Share premium	266.0	155.5
9	Retained earnings	154.9	119.9
9	Translation reserve	(59.0)	(28.4)
9	Treasury shares	(2.7)	(2.7)
	Total shareholders' equity	408.7	284.3

Group cash flow statement
for the year to 31 December 2006

Note		2006 £m	2005 £m
10	Cash flows from operating activities		
	Cash generated from operations	80.8	53.0

Note		2006	2005
	Tax paid	(3.4)	(2.2)
	Net cash flows from operating activities	77.4	50.8
	Cash flow from investing activities		
	Interest received	2.1	0.8
10	Acquisition of businesses (net of cash acquired)	(102.0)	(35.7)
	Purchase of property, plant and equipment	(22.9)	(17.1)
10	(Outflow) / inflow from sale of businesses	(8.5)	6.9
	Proceeds from sales of property, plant and equipment	3.4	-
	Net cash flows from investing activities	(127.9)	(45.1)
	Cash flows from financing activities		
	Interest paid	(11.8)	(11.1)
	Net proceeds from issue of ordinary share capital	118.5	3.5
	Movement in treasury shares	(0.7)	0.1
	(Decrease) / increase in borrowings	(11.4)	16.0
	Dividends paid to shareholders	(19.4)	(14.9)
	Net cash flows from financing activities	75.2	(6.4)
	Effects of movements in foreign exchange rates	(2.4)	1.8
	Increase in cash and cash equivalents for the year	22.3	1.1
10	Cash and cash equivalents at 1 January	21.7	20.6
10	Cash and cash equivalents at 31 December	44.0	21.7

Notes to the financial statements
for the year ended 31 December 2006

1 Segmental analysis

Primary reporting format - business segments

	Laird Technologies		Laird Security Systems		Total	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations						
Revenue	370.6	259.4	237.7	230.9	608.3	490.3
Segment result before:	55.4	37.7	27.8	28.1	83.2	65.8
Amortisation of acquired intangible assets	(6.1)	(4.4)	(1.0)	-	(7.1)	(4.4)
Exceptional items	-	(5.9)	-	(9.6)	-	(15.5)
	49.3	27.4	26.8	18.5	76.1	45.9
Finance revenue					2.1	0.8
Fair value adjustment on interest rate swap					0.2	(1.1)
Finance costs					(12.5)	11.2)
Other finance revenue / (costs) - pension					0.5	(0.1)
Profit before tax					66.4	34.3
Taxation					(16.2)	(9.0)

Profit for the year from continuing operations					50.2	25.3
Discontinued operations						
Revenue	-	-	-	18.4	-	18.4
Segment result	-	-	-	(0.2)	-	(0.2)
Loss on disposal	-	-	-	(7.8)	-	(7.8)
Loss before tax	-	-	-	(8.0)	-	(8.0)
Taxation	-	-	-	2.9	-	2.9
Loss for the year from discontinued operations	-	-	-	(5.1)	-	(5.1)
Loss before tax on prior year disposal *					(2.1)	-
Taxation *					2.6	-
					0.5	(5.1)
Profit for the year					50.7	20.2

* These relate to other business segments disposed of in years prior to 2006.

Segment assets	588.9	488.8	164.5	139.1	753.4	627.9
Unallocated assets	-	-	-	-	4.3	0.5
Total assets	588.9	488.8	164.5	139.1	757.7	628.4
Segment liabilities	79.3	60.0	33.9	37.9	113.2	97.9
Unallocated liabilities						
- borrowings	-	-	-	-	153.1	172.0
- other	-	-	-	-	82.7	74.2
Total liabilities	120.4	60.0	33.9	37.9	349.0	344.1
Other segment items						
Capital expenditure	20.7	14.8	6.3	5.6	27.0	20.4
Acquisition of assets	102.3	23.7	13.4	8.3	115.7	32.0
Total additions	123.0	38.5	19.7	13.9	142.7	52.4
Depreciation	8.0	7.0	5.3	5.8	13.3	12.8
Amortisation of intangible assets	7.0	4.4	1.0	0.2	8.0	4.6

There are no sales between primary reporting segments - all revenue arises from external sales.

Secondary reporting format - geographical segments

The Group manages its business segments on a global basis. The operations are based in four main geographical areas. The parent company is resident in the UK. The main operations in the principal territories are as follows:

UK, Continental Europe, North America, Asia and Rest of World.

The segment revenue analysis in the table below is based on the location of the customer. Segment assets and additions are based on location of production.

Segment revenue	Segment assets	Total additions

	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations						
United Kingdom	131.4	144.6	97.7	97.7	6.6	8.3
Continental Europe	75.8	59.3	95.3	57.8	20.5	1.9
North America	212.4	175.9	416.7	394.2	99.8	21.5
Asia	179.5	99.5	143.7	78.2	15.8	20.5
Rest of World	9.2	11.0	-	-	-	-
	608.3	490.3	753.4	627.9	142.7	52.2
Discontinued operations						
United Kingdom	-	17.6	-	-	-	0.1
Continental Europe	-	0.8	-	-	-	-
	-	18.4	-	-	-	0.1
Total continuing and discontinued	608.3	508.7	753.4	627.9	142.7	52.3
Unallocated	-	-	4.3	0.5	-	0.1
	608.3	508.7	757.7	628.4	142.7	52.4

2 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the year. The principal rates used were as follows:

	Average		Closing	
	2006	2005	2006	2005
Euros	1.47	1.46	1.48	1.45
US dollars	1.85	1.82	1.96	1.72
Renminbi	14.70	14.90	15.28	13.85

3 Operating profit before finance costs and tax

	2006 Continuing operations £m	2005 Continuing operations £m	2005 Discontinued operations £m
Profit for the year is stated after charging the following items:			
Staff costs	117.0	126.1	3.5
Cost of inventories recognised as an expense (included in cost of sales)	370.0	289.4	11.1
Exceptional items	-	15.5	-
Research and development expenditure			
Incurred	20.9	16.0	-
Capitalised	(3.8)	(2.6)	-
Depreciation and amortisation			
Property, plant and equipment	13.3	12.0	0.8
Intangible assets	8.0	4.6	-
Operating lease rentals			
Hire of plant and machinery	1.6	2.5	-
Other	8.0	5.5	-

Auditors' remuneration *			
Audit fees			
- Group accounts	0.2	0.2	-
- Local statutory audit	0.8	0.7	-
Tax fees			
- Compliance services	0.5	0.5	-
- Planning services	0.6	0.6	-
Transaction support services	-	-	-
Other services	-	0.2	-

* In addition, fees of £1.0m (2005, £0.8m) for services largely in respect of acquisitions, disposals and the Rights Issue were paid to the auditors but not charged against operating profit. Total fees paid to the auditors were £3.1m (2005, £3.0m).

4 Taxation

(a) The tax charge in the income statement is disclosed as follows:

	2006 £m	2005 £m
Tax charge on continuing operations	16.2	9.0
Tax credit on discontinued operations	(2.6)	(2.9)
	13.6	6.1

(b) Reconciliation of the total tax charge / (credit) for the year

The tax charge / (credit) in the income statement for the year is lower than the standard rate of corporation tax in the UK of 30% (2005, 30%). The differences are reconciled below:

	2006 £m	2005 £m
Profit before tax from continuing operations	66.4	34.3
Loss before tax from discontinued operations	(2.1)	(8.0)
Profit before tax	64.3	26.3
Profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2005, 30%)	19.3	7.9
Effects of:		
Expenses not deductible for tax purposes	4.6	2.6
Regional tax incentives	(9.7)	(6.1)
Overseas tax rate differences	2.4	2.6
Adjustments in respect of prior years	(4.8)	(2.8)
Unrelieved tax losses	1.8	1.5
Other	-	0.4
Total tax expense reported in the income statement	13.6	6.1

5 Discontinued operations

	2006 £m	2005 £m
Results from discontinued operations:		
Revenue	-	18.4

Operating loss	-	(0.2)
Taxation	-	-
Loss after tax from discontinued operations	-	(0.2)
Profit / (loss) on disposal of businesses:		
Loss on current year disposals	-	(7.6)
Loss on prior year disposals	(2.1)	(0.2)
Taxation	2.6	2.9
Profit / (loss) after tax on disposals	0.5	(4.9)
Profit / (loss) from discontinued operations	0.5	(5.1)

6 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year divided by the daily average of the number of shares in issue during the year. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable.

	2006 £m	2005 £m
Profit		
Profit after tax from continuing operations	50.2	25.3
Profit / (loss) from discontinued operations	0.5	(5.1)
Profit for the year	50.7	20.2

	Number of shares (m)	Number of shares (restated) (m)
Weighted average shares		
Basic weighted average shares	189.2	167.5
Options	1.5	1.5
Contingent shares	-	0.3
Diluted weighted average shares	190.7	169.3

	Pence	Pence
Earnings per share		
Basic from continuing operations	26.5	15.1
Diluted from continuing operations	26.3	14.9
Basic on profit for the year	26.8	12.1
Diluted on profit for the year	26.6	11.9

Comparative figures for weighted average number of shares and earnings per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

7 Underlying results

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the year is equivalent to 18.1% (2005, 17.3%) of underlying profit before tax.

	2006 £m	2005 £m
Profit for the year	50.7	20.2
Loss before tax on discontinued operations	2.1	7.8
Taxation from discontinued operations	(2.6)	(2.9)
Taxation from continuing operations	16.2	9.0
Financial instruments - fair value adjustment	(0.2)	1.1
Exceptional items		15.5
Amortisation of acquired intangible assets	7.1	4.4
Underlying profit before tax	73.3	55.1
Underlying tax charge (see below)	(13.3)	(9.5)
Underlying earnings	60.0	45.6
Underlying earnings per share basic	31.7p	27.3p
Underlying earnings per share diluted	31.5p	27.0p

The underlying tax charge is calculated as follows:

Taxation from continuing operations	(16.2)	(9.0)
Adjustments to calculate underlying tax charge:		
Taxation on exceptional items	-	(3.6)
Deferred tax on acquired goodwill and intangible assets	2.9	3.1
Underlying tax charge	(13.3)	(9.5)

8 Dividends paid and proposed

On 16 March 2007 the Board declared, subject to approval from shareholders, a final dividend of 6.95p per share (2005, 6.45p). The final dividend will be paid on 22 June 2007 to shareholders registered on 25 May 2007. Dividends are recorded in the financial statements in the period in which they are declared, and approved as shown in the table below:

	Dividends paid		Dividends declared	
	2006 £m	2005 £m	2006 £m	2005 £m
Final 2004	-	9.6	-	-
Interim 2005	-	5.3	-	5.3
Final 2005	12.8	-	-	10.3
Interim 2006	6.6	-	6.6	-
Final 2006	-	-	13.8	-
	19.4	14.9	20.4	15.6

	Dividends paid 2006 Pence	Dividends paid 2005 Pence	Dividends declared 2006 Pence	Dividends declared 2005 Pence
Final 2004	-	6.05	-	-
Interim 2005	-	3.11	-	3.11
Final 2005	6.45	-	-	6.45
Interim 2006	3.35	-	3.35	-
Final 2006	-	-	6.95	-
	9.80	9.56	10.30	9.56

9 Reconciliation of movements in equity

	Ordinary share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Treasu shar
At 1 January 2005	39.5	152.2	121.1	(50.1)	(2
Total recognised income and expnese for the year	-	-	12.1	21.7	
Exercise of share options	0.5	3.0	-	-	
Issue of shares on acquisition of businesses	-	0.3	-	-	
Share based payments	-	-	1.6	-	
Treasury shares			-	-	0
Dividends paid	-	-	(14.9)	-	
At 1 January 2006	40.0	155.5	119.9	(28.4)	(2
Total recognised income and expense for the year	-	-	53.4	(30.6)	
Issue of shares - Rights Issue	9.4	108.2	-	-	
Exercise of share options	0.1	0.9	-	-	
Issue of shares on acquisition of businesses	0.0	1.4	-	-	
Share based payments	-	-	1.6	-	
Purchase of treasury shares	-	-	-	-	(0
Grant of LTIPs	-	-	(0.7)	-	0
Dividends paid	-	-	(19.4)	-	
At 31 December 2006	49.5	266.0	154.9	(59.0)	(2

10 Additional cash flow information

Cash generation from operations

Continuing operations	2006 £m	2005 £m
Net profit after taxation	50.2	25.3
Depreciation and other non-cash items		
Depreciation	13.2	12.0
Amortisation of capitalised development costs	1.0	0.2
Exceptional fixed asset write-downs	-	2.0
Exceptional inventory write-downs	-	2.1
Exceptional loss on disposal of business	-	0.7
Profit on disposal of fixed assets	(0.7)	-
Capitalised development costs	(3.5)	(2.6)
Share based payments	1.6	1.6

Amortisation of acquired intangible assets	7.1	4.4
Financial instruments - fair value adjustment	(0.2)	1.1
Pension charges	1.0	1.3
Other net finance costs	9.9	10.4
Taxation	16.2	9.0
Pension contributions	(3.2)	(7.6)
Changes in working capital		
Inventories	(6.8)	(0.3)
Trade and other receivables	(19.4)	(9.3)
Trade, other payables and provisions	14.4	5.5
Cash generated from continuing operations	80.8	55.8

Discontinued operations

Net profit / (loss) after taxation	0.5	(5.1)
Taxation	(2.6)	(2.9)
Loss on disposal of businesses before taxation	2.1	7.8
Depreciation	-	0.8
Changes in working capital	-	(3.4)
Cash flow from discontinued operations	-	(2.8)
Cash generated from operations	80.8	53.0

Notes

(a) The working capital movement from continuing operations in 2006 includes a £0.5m outflow in respect of exceptional items provided for in 2005. In 2005 the working capital movement from continuing operations was reduced by provisions for exceptional items of £5.0m largely relating to an onerous lease provision.

Net cash outflow on acquisitions and disposals

	2006 £m	2005 £m
Acquisition of businesses		
Consideration:		
Cash consideration	(97.6)	(34.1)
Net cash acquired	0.9	4.9
	(96.7)	(29.2)
Deferred consideration paid	(5.3)	(6.5)
Net cash outflow on acquisition of businesses	(102.0)	(35.7)
Borrowings acquired	(11.6)	(0.3)
Disposal of businesses		
Consideration:		
Net cash consideration	(8.5)	6.9
Net cash disposed of	-	-
Net cash (outflow) / inflow on disposal of businesses	(8.5)	6.9

Analysis of movements in net borrowings

Period to 31 December 2006	At 1 January 2006	Cash flow	Acquisitions	Non-cash changes	Exc differ

	£m	£m	£m	£m
Cash at bank	23.9	22.5	-	-
Overdrafts	(2.2)	2.2	-	-
Loans due within one year	(4.2)	3.0	(4.0)	-
Loans due after more than one year	(165.0)	8.1	(7.6)	-
Finance leases	(0.6)	0.3	-	-
Total	(148.1)	36.1	(11.6)	-

Period to 31 December 2005	At 1 January 2005 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exc differ
Cash at bank	22.2	(0.5)	-	-	
Overdrafts	(1.6)	(0.2)	-	-	
Loans due within one year	(4.7)	4.0	-	(3.0)	
Loans due after more than one year	(133.8)	(20.3)	(0.1)	3.0	
Finance leases	(0.7)	0.3	(0.2)	-	
Total	(118.6)	(16.7)	(0.3)	-	

11 Post balance sheet events

The following non-adjusting events occurred after the balance sheet date but before the financial statements were approved:

On 24 January 2007 the Group acquired AeroComm for a cash consideration of £19.1m on a debt free basis. On 26 February 2007 the Group acquired M2sys Company Limited, for a cash consideration of £17.0m on a debt free basis and Cushcraft Inc., for a cash consideration of £45.9m on a debt free basis.

12 Retirement benefit obligations

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under IAS 19 at 31 December were as follows:

	2006 £m	2005 £m
Annuities	10.3	10.2
Equities	45.5	41.6
Gilts and bonds	27.3	20.8
Other including cash	0.1	5.6
Total market value of assets	83.2	78.2
Present value of scheme liabilities	(93.2)	(94.6)
Funded status	(10.0)	(16.4)
Disallowed assets	(0.9)	-
Deficit in the schemes	(10.9)	(16.4)

13 Other information

The financial information for the year ended 31 December 2006 set out above has been extracted from the 2006 Annual Report and Accounts which have been audited by Ernst & Young LLP who have given an unqualified audit opinion. The Accounts for 2006 are expected to be filed following the Company's Annual General Meeting to be held on 11 May 2007. The Company's 2006 Annual Report and Accounts, including the notice of Annual General Meeting, will be posted to shareholders on 10 April 2007.

The proposed final dividend will be paid on 22 June 2007 to shareholders registered on 25 May 2007.

END

2.4 (p)

Regulatory Announcement

Go to market news section

Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	07:01 26-Feb-07
Number	8291R

RNS Number:8291R
Laird Group PLC
26 February 2007

26 February 2007

LAIRD TUNES IN TO WiMax and WLAN ANTENNA SOLUTIONS

The Laird Group PLC ("Laird") announces today the acquisition of Cushcraft, Inc., a privately held business for a cash consideration of $89.75 million (£45.9 million) on a debt free basis.

Cushcraft designs and manufactures advanced communication antennae and accessory products to exacting electrical and mechanical specifications, providing highly engineered customised RF solutions for OEM light infrastructure applications in the WLAN, WiMax, WISP, and RFID markets.

In the year ended 31 December 2006 Cushcraft reported revenues of $33.3 million (£17.0 million), operating profits of $8.9 million (£4.5 million) and gross assets of $12.2 million (£6.2 million).

Cushcraft is based in the US and is highly focussed on the US market and customer base. The business and its management will be integrated with Laird Technologies' growing Wireless Infrastructure Antenna SBU, and will benefit from Laird's greater product development and application engineering resources, customer presence and global reach, while providing Laird with an expansion of both its product range and the market sectors it serves.

Describing the benefits of the acquisition, Peter Hill, Chief Executive of Laird, said:

"Our strategy is to establish leading positions and key technologies in our core markets where we see opportunities for growth. Cushcraft's position and development expertise in the new and exciting, fast growing WiMax and RFID sectors will enhance our current and future products for the growing wireless market, providing our combined customer base with the solutions they require as wireless signal integrity becomes increasingly important."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

The Laird Group PLC:

Laird is a leading global electronics and security systems group employing 12,500 people in operations in North America, Europe and across Asia.

Laird Technologies:

Laird Technologies designs and supplies customised performance critical products for wireless and other advanced electronics applications.

Laird Technologies is a global market leader in the design and supply of electromagnetic interference (EMI) shielding, thermal interface products, signal integrity components, wireless antennae solutions, and has recently established a position in the design and supply of complete radio frequency ("RF") modules and systems. These performance critical products, co-designed in conjunction with customers, are essential in enabling and protecting the functionality of electronic devices and wireless applications.

Custom products are supplied to all sectors of the electronics industry, including telecommunications, data transfer and information technology, as well as to the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird Technologies' customers include global leaders in their respective markets.

Cushcraft:

Cushcraft initially manufactured VHF and UHF products for the public services and HAM radio markets. In the 1990's the business began to produce its first RF data collection products. The business operates from facilities in Manchester, San Diego and Bluffdale, United States and employs some 90 people.

Cushcraft's infrastructure products are for a variety of communication markets including WLAN, WWAN, which includes WiMax products and WISP, RFID and other specialist antennae products. Cushcraft have a diverse customer base with the majority of revenues to OEMs.

Glossary:

EMI Electromagnetic Interference

OEM Original Equipment Manufacturer

RF Radio Frequency

RFID Radio Frequency Identification

SBU Strategic Business Unit

UHF Ultra High Frequency

VHF Very High Frequency

WLAN Wireless Local Area Network (sometimes also WiFi)

WWAN Wireless Wide Area Network

WiMax Wireless Metropolitan Area Network/Worldwide Interoperability for Microwave Access

WISP Wireless Internet Service Provider

END

Close

Regulatory Announcement

Go to market news section

Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	07:01 26-Feb-07
Number	8290R

RNS Number:8290R
Laird Group PLC
26 February 2007

26 February 2007

LAIRD INCREASES PRODUCT FOOTPRINT IN ELECTRONIC DEVICES

The Laird Group PLC ("Laird") announces today the acquisition of M2sys Co., Ltd, a privately held business, for a cash consideration of KRW 31.2 billion (£17.0 million) on a debt free basis.

M2sys designs and manufactures custom products based on proprietary and patented technology, including pivots, slides and rotary action assemblies that enable mechanical actuation of leading-edge handheld devices while maintaining electrical integrity and performance. M2sys is based in Bucheon, South Korea where the business employs 80 engineers and senior management.

In the year ended 31 December 2006, M2sys reported revenues of KRW 12.6 billion (£6.9 million), an increase over the previous year of 164%, and operating profits of KRW 1.4 billion (£0.8 million).

Based on awarded customer programmes, 2007 revenues are expected to be more than treble the 2006 levels, requiring additional design, manufacturing and assembly expertise, production facilities and global logistic capabilities to satisfy demand. Laird Technologies will rapidly provide these resources and skills, in order to meet customer schedules and accelerate M2sys' growth.

M2sys will become part of Laird Technologies' substantial and growing handheld products business, with manufacturing expanded from its existing facility in South Korea into Laird Technologies' global high volume facilities. The addition of M2sys' proprietary technology to Laird Technologies' product portfolio will allow more complex integrated designs and convergence of functions and components in future OEM electronic applications.

Peter Hill, Chief Executive of Laird, commented:

"Laird Technologies is seen increasingly as the supplier of choice for performance critical functional components for the electronics market. The acquisition of M2sys is in line with our strategy of working closely with our OEM customers in their product development and allows us to increase further the content of our products within an electronic device. M2sys has exciting growth prospects that will be underpinned and accelerated through its integration into the established global infrastructure of Laird Technologies."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

The Laird Group PLC:

Laird is a leading global electronics and security systems group employing 12,500 people in operations in North America, Europe and across Asia.

Laird Technologies:

Laird Technologies designs and supplies customised performance critical products for wireless and other advanced electronics applications.

Laird Technologies is a global market leader in the design and supply of electromagnetic interference (EMI) shielding, thermal interface products, signal integrity components, wireless antennae solutions, and has recently established a growing position in the design and supply of complete radio frequency ("RF") modules and systems. These performance critical products, co-designed in conjunction with customers, are essential in enabling and protecting the functionality of electronic devices and wireless applications.

Custom products are supplied to all sectors of the electronics industry, including telecommunications, data transfer and information technology, as well as to the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird Technologies' experience and expertise in managing the steep production ramp and complex logistics of major global programmes, will provide M2sys' OEM customers with the confidence that their new product launches will be accomplished successfully.

Laird Technologies' customers include global leaders in their respective markets.

END

Close

Regulatory Announcement

Go to market news section

Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	07:00 24-Jan-07
Number	0444Q

RNS Number:0444Q
Laird Group PLC
24 January 2007

24 January 2007

LAIRD EXTENDS CAPABILITY IN WIRELESS SOLUTIONS

The Laird Group PLC ("Laird") announces today the acquisition of AeroComm Inc., a privately held business for a cash consideration of $38.0 million (£19.1 million) on a debt free basis.

AeroComm's unique and proprietary technology enables OEMs to buy, rather than develop, robust radio frequency ("RF") capability. This enables AeroComm to supply turnkey wireless communications solutions for its customers' products, through the design and manufacture of complete systems utilising RF modules which provide the functions of signal reception and manipulation, assurance of signal integrity, and signal processing and retransmission. These RF modules provide wireless communication in applications that previously communicated by cables. AeroComm's products are custom designed from a facility in Lenexa, Kansas, United States.

In the year ended 31 December 2006 AeroComm reported operating profits of $2.9 million (£1.5 million).

AeroComm and its management will form the core of Laird Technologies' focus on the high growth market in wireless communications solutions. AeroComm will benefit from Laird Technologies' greater product development and application engineering resources, customer presence and global reach, while the integration of AeroComm's modules with Laird Technologies' high performance antennae, shielding and signal integrity products will allow the development of a full wireless systems capability for Laird Technologies.

Commenting on the transaction, Peter Hill, Chief Executive of Laird, said:

"In an increasingly wireless world, AeroComm 'makes other companies' products wireless'. Our ability to combine AeroComm's development expertise, technology and products with the global reach, customer base, technology and the performance critical products of Laird Technologies is extremely exciting. Customers are looking increasingly for wireless systems and complete solutions that guarantee signal integrity and enhance RF performance from the 'air to the board': we can now provide that package."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

The Laird Group:

Laird is a leading global electronics and security systems group employing some 12,500 people in operations in North America, Europe and across Asia.

Laird Technologies:

Laird Technologies supplies performance critical products, co-designed in conjunction with customers, which are essential in enabling and protecting the functionality of electronic devices and wireless applications. Laird Technologies is a global market leader in the design and supply of electromagnetic interference (EMI) shielding, thermal interface products, signal integrity components, and wireless antennae solutions for all sectors of the electronics industry, including telecommunications, data transfer and information technology, as well as to the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Total Voting Rights
Released	17:37 16-Jan-07
Number	6337P

RNS Number:6337P
Laird Group PLC
16 January 2007

16 January 2007

TOTAL VOTING RIGHTS UPDATE

In accordance with the FSA's Disclosure and Transparency Rules sourcebook transitional provision 6, Laird advises that since 13 December 2006 its capital has increased by 21,210 ordinary shares with voting rights. Laird holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Laird's ordinary shares is 198,174,845, which may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Laird under the FSA's Disclosure and Transparency Rules.

D.J.L. HUDSON
Secretary & General Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Total Voting Rights
Released	15:25 13-Dec-06
Number	8306N

RNS Number:8306N
Laird Group PLC
13 December 2006

TOTAL VOTING RIGHTS

NOTIFICATION IN ACCORDANCE WITH THE FSA's DISCLOSURE AND TRANSPARENCY RULES, (sourcebook transitional provision 6)

The Laird Group PLC ("Laird") advises that as at 13th December 2006 its capital consists of 198,153,635 Ordinary Shares of 25p each with voting rights.

Laird holds no shares in treasury.

Therefore, the total number of voting rights in Laird is 198,153,635, which may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Laird under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Trading Statement
Released	07:01 12-Dec-06
Number	6775N

RNS Number:6775N
Laird Group PLC
12 December 2006

THE LAIRD GROUP PLC

TRADING UPDATE ON PROGRESS IN 2006

The Laird Group PLC ("Laird") today issues an update on progress in 2006 ahead of its financial year end on 31 December 2006.

Laird has made further good progress in 2006. The Group has continued to benefit from the underlying strength of its businesses, from the diversity of its products and markets and in particular its presence in higher growth segments, and from its well established, yet still expanding, low cost manufacturing base. Results for the year are anticipated to be in line with market expectations.

In Laird Security Systems, our US business has been affected in recent months by the well-publicised slowdown in the US new build residential construction sector and we have acted swiftly to mitigate the effect on margins. The level of activity in the repairs and remodeling market, helped by economic activity, has shown more resilience during the course of 2006. Overall, we believe that we continue to outperform the market. In the UK, the performance of our businesses has improved during the second half of this year, with positive organic revenue growth compared with the same period last year. The Division as a whole has largely been able to mitigate the effects of higher commodity prices. In the first half of this year, operating profits for the Division were broadly level on the same period in 2005; we anticipate that the picture on a full year basis will not be materially different.

In Laird Technologies the strong growth seen in the first half of the year has been maintained. We have seen continuing strong demand across all of our main product segments and markets, in particular cellular handsets, notebook PCs and Plasma Display Panels. We continued to benefit from our broad and complementary range of technologies. This has been expanded further with the two acquisitions announced last week, of Steward and Supercool. Steward extends our presence into the performance critical area of signal integrity, while Supercool extends our presence in the growing thermal management area. Our three new plants in China, which were opened in the first half of the year, are now operational and our plant in Malaysia is currently being relocated to larger premises. Relocation and expansion of our plants in Shanghai, China and Reynosa, Mexico are on track to take place in 2007, as is the start of construction of our large new plant in Chennai, India.

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	07:01 06-Dec-06
Number	3335N

RNS Number:3335N
Laird Group PLC
06 December 2006

6 December 2006

LAIRD SIGNALS EXPANSION IN WIRELESS SYSTEMS

The Laird Group PLC ("Laird") today announces the acquisition of Steward, Inc., ("Steward") for a total cash consideration of $52.5 million (£26.5 million) on a debt free basis.

Steward is an international leader in the design, manufacture and supply of ferrite-based products, used in a wide variety of electronics applications, to preserve signal integrity by removing or filtering unwanted or harmful electromagnetic "noise" and other signals at unwanted frequencies from electrical conductors and components. Steward has a design facility in Chattanooga, USA, manufacturing operations in Hermosillo, Mexico and Shunde, China and sales and distribution networks in the UK, Taiwan, Singapore and China.

The business, and its management, will form the nucleus of Laird Technologies' focus on the Signal Integrity Products market, complementing Laird Technologies' existing market leading capabilities in the design, manufacture and supply of customised, performance critical products and solutions for wireless and other advanced electronic applications.

By integrating antenna, EMI shielding and Signal Integrity Products, Laird can offer its global customers a total solution for Wireless Signal Integrity Systems. The combination of the businesses will produce benefits in joint product development and application engineering. In addition, through its greater customer presence, Laird Technologies intends to develop a much larger global position in Signal Integrity Products.

In its accounts for the year ended 30 September 2006, Steward generated revenues of $49.6 million (£26.9 million) with adjusted underlying operating profits of approximately $5.5 million (£3.0 million) profit before tax of $2.2 million (£1.2 million) and gross assets of $27.4 million (£13.8 million). In the comparable period to 30 September 2005, revenues were $41.5 million (£22.8 million).

Commenting on the transaction, Peter Hill, CEO of Laird, said:

"Signal Integrity is performance critical for wireless products and, in an increasingly wireless world, is an essential requirement for the success of our customers. Laird Technologies has established leading positions in supplying performance critical products and solutions to our global customer base, and the acquisition of Steward means we can take that to a new level. By developing the next generation of integrated Signal Integrity Systems, we will be able to provide our customers with solutions to deliver the increasing performance

requirements of their markets."

For enquiries:

The Laird Group PLC
Peter Hill, Chief Executive
Jonathan Silver, Finance Director
Tel: 020 7468 4040

Maitland
Brian Hudspith
Charlotte Barker
Tel: 020 7379 5151

Laird Technologies:

Laird Technologies is the global market leader in the design and supply of electromagnetic interference (EMI) shielding, thermal interface products and wireless antenna solutions for all sectors of the electronics industry, including telecommunications, data transfer and information technology, as well as to the automotive, aerospace and defence, consumer electronics, medical and industrial markets. Its products, often co-designed in conjunction with customers, are critical in protecting or enhancing the performance of electronic devices.

Steward:

Steward was founded in 1876 in Chattanooga and has been owned by the same family for 130 years. Steward is a leading producer of ferrite-based, related materials and products used in the electronics, telecommunications, military and automotive markets. These products are designed to ensure wireless signal integrity.

Steward's management will be joining Laird Technologies.

Steward design, management and administration facilities are based in Chattanooga, US. Manufacturing facilities are in Hermosillo, Mexico and Shunde, China. Steward also have sales and distribution facilities in the UK, Taiwan, Singapore and China.

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Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	07:01 06-Dec-06
Number	3334N

RNS Number:3334N
Laird Group PLC
06 December 2006

6 December 2006

LAIRD EXPANDS ITS PRESENCE IN THERMAL TECHNOLOGY

The Laird Group PLC ("Laird") today announces the acquisition of Coolab AB which trades under the Supercool brand ("Supercool") for a total cash consideration of SEK 120.0 million (£9.0 million) on a debt free basis.

Supercool is a leading designer, manufacturer and supplier of thermoelectric modules and cooling systems for a wide variety of end use markets. Its acquisition will complement Laird's existing thermoelectric modules business of Melcor, acquired in October 2005. Supercool has established design, manufacturing and sales operations in Gothenberg, Sweden and San Rafael, California, USA. The business, and its management, will become part of Laird Technologies' growing thermal management business, which complements existing global market leading positions in EMI and cellular wireless antenna products and solutions.

The acquisition of Supercool is a further step in Laird's strategy to develop global market leading positions in its core markets and establish a direct presence in key market sectors. The integration of Supercool with the existing Laird Technologies thermoelectric module business will produce benefits in technology and product development and application engineering, while giving Supercool access to the greater customer presence of Laird Technologies.

In its accounts for the year ended 31 December, 2005, Supercool generated revenues of SEK 47.3 million (£3.5 million). In the nine months to 30 September 2006, Supercool generated revenues of SEK 41.8 million (£3.1 million), 27% higher than in the same period in 2005.

Commenting on the transaction, Peter Hill, CEO of Laird said:

"Laird Technologies has established leading positions in key technologies in our core markets. As electronic equipment becomes ever more powerful, it is critical that the heat generated by microprocessors and other electronic components is managed effectively. This acquisition provides us with additional resources, technology and market access from which to develop the next generation of thermal management products and solutions that our customers will require."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

Laird Technologies:

Laird Technologies is the global market leader in the design and supply of electromagnetic interference (EMI) shielding, thermal interface products and wireless antenna solutions for all sectors of the electronics industry, including telecommunications, data transfer and information technology, as well as to the automotive, aerospace and defence, consumer electronics, medical and industrial markets. Its products, often co-designed in conjunction with customers, are critical in protecting or enhancing the performance of electronic devices.

Supercool:

Supercool was founded in 1986 and has focused on the development and manufacture of thermal electric coolers, primarily for the European market. Supercool have a wide customer base across a number of market sectors including telecommunications, IT, medical, industrial and automotive. Pavel Cech, the founder and majority owner of Supercool, will retire following the acquisition but will remain as a Consultant to the business. The senior management of Supercool will remain with the business.

Melcor:

Melcor was founded in 1959 and has been at the forefront of the development and manufacture of thermoelectric coolers. The business operates from a facility in New Jersey, United States, and through its subsidiary MHY in Quanzhou, China and employs 76 people in the United States and 224 in China.

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Company	Laird Group PLC
TIDM	LARD
Headline	Directorate Change
Released	12:13 29-Nov-06
Number	9110M

RNS Number:9110M
Laird Group PLC
29 November 2006

THE LAIRD GROUP PLC BOARD CHANGES

The Laird Group PLC announces today that Sir Christopher Hum, KCMG, will join the Board as a Non-executive Director with effect from 1 December 2006.

Sir Christopher, who is Master of Gonville and Caius College, Cambridge, recently retired from the Diplomatic Service where he was until the end of last year H M Ambassador to the People's Republic of China, a post he took up in 2002. Much of his diplomatic career has been connected with Asia, serving over six years in postings to Hong Kong and Beijing prior to his appointment as Ambassador; he has also headed the Hong Kong Department of the Foreign and Commonwealth Office and was Assistant Under Secretary of State for North Asia and the Pacific.

Sir Christopher's other postings have included Brussels, Paris, the UK Mission to the United Nations in New York, and Warsaw, where he was H M Ambassador from 1996 to 1998. He is active on academic and business bodies relating to China and is a fluent Mandarin speaker.

Under the rules on the acceptance of outside appointments by Crown Servants, Sir Christopher applied for permission to accept this appointment. The Secretary of State for Foreign and Commonwealth Affairs, on the advice of the Advisory Committee on Business Appointments, approved the appointment unconditionally.

The Laird Group PLC also announces today the retirement of Sir Geoffrey Owen and John McDowall, CBE, as Non-executive Directors, with effect from 31 December 2006. Sir Geoffrey has served over six years on the Board, and John McDowall over eight years. John McDowall has also been the Senior Independent Non-executive Director since May 2005 and will be succeeded in the role by Anthony Reading, MBE, who was appointed to the Board in September 2004.

Nigel Keen, Chairman of The Laird Group, said:

"We welcome Christopher to the Board of The Laird Group. His global perspective, especially in relation to economic and political issues, as well as his vast experience in China where Laird has a major presence, will be invaluable as we continue to develop and grow The Laird Group.

We thank Geoffrey and John for their valuable service over many years and for their extensive contribution both to the Board and to the development of The Laird Group."

For enquiries: The Laird Group PLC
Peter Hill, Chief Executive
Jonathan Silver, Finance Director
Tel: 020 7468 4040

Maitland
Brian Hudspith
Charlotte Barker
Tel: 020 7379 5151

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Company	Laird Group PLC
TIDM	LARD
Headline	New Facility in India
Released	09:55 03-Nov-06
Number	5110L

RNS Number:5110L
Laird Group PLC
03 November 2006

Laird Technologies, a Subsidiary of The Laird Group PLC, to Build Manufacturing Facility in Chennai, India
15,000 sq. m. facility to become operational in mid 2007

Laird Technologies, a global leader in the design and manufacture of antennae, electromagnetic interference (EMI) shielding, telematics and thermal management solutions, has announced the establishment of a manufacturing facility in the Nokia SEZ (Special Economic Zone) in Sriperembudur near Chennai. This is Laird Technologies' first manufacturing facility in India, and a local technical sales team to support the Indian market is also being established.

Laird Technologies currently provides its customers in India with products for use in mobile 'phones, telecommunications infrastructure equipment, computer hardware and automotive electronics from facilities outside India. With the setting up of a manufacturing facility in Chennai, the Company will be able to support its growing Indian customer base more effectively.

A Letter of Commitment was signed today by Mr. Sri Talpallikar, Managing Director-India of Laird Technologies and Mr. Jukka Lehtela, Director-India Operations of Nokia, in the presence of His Royal Highness The Duke of York, KG, KCVO, ADC, United Kingdom Special Representative for Trade and Investment and Mr. Nigel Keen, Chairman of The Laird Group PLC. The foundation stone of the facility was unveiled by His Royal Highness.

Spread over an area of 15,000 sq. m, Laird Technologies' new, state of the art manufacturing facility will employ between 1,200-1,500 people when all product lines are launched. The facility is expected to become operational by mid 2007.

The manufacturing facility will initially produce antennae and EMI products for cellular handset applications. Laird Technologies plans to expand the scope of the facility to include design engineering, research and development, tooling and manufacturing of all the Company's products.

On the choice of Chennai for its India expansion, Sri Talpallikar, Managing Director-India, Laird Technologies said, "Availability of a skilled workforce, support from the Tamil Nadu Government, the presence of good logistics, excellent infrastructure facilities, lower costs and our 'close to the customer' strategy were reasons for the choice of Chennai as our first location in India".

Jukka Lehtela, Director - India Operations, Nokia said, "Laird's presence in the Nokia Telecom Park will help bring efficiencies into our supply chain system and further strengthen the Telecom Park's capabilities as a robust telecom ecosystem. Nokia shares a strong alliance with Laird and looks forward to sharing the India opportunity with them".

Commenting on Laird's expansion into India, Mr. Nigel Keen, Chairman, The Laird Group PLC said today in Chennai, "India is a key strategic market for us and we

have been steadily increasing our business here. The Indian market for electronic products is substantial and growing at a rapid pace and we expect to expand our presence here in the coming years. The manufacturing facility in the Nokia SEZ is the first step in this direction and helps us to meet our 'close to the customer' strategy".

For Enquiries:

The Laird Group PLC	Maitland
Peter Hill, Chief Executive	Brian Hudspith
Jonathan Silver, Finance Director	Charlotte Barker
Tel: 020 7468 4040	Tel: 020 7379 5151

Notes for Editors

The Laird Group PLC

Laird is a leading global electronics and security systems group employing some 10,000 people in operations in North America, Europe and across Asia. Laird is headquartered in London and is listed on the London stock exchange (LARD.L). Further information on The Laird Group is available from its website, www.laird-plc.com.

Laird Technologies

Laird Technologies is a world leading designer and manufacturer of antennae, electromagnetic interference (EMI) shielding, telematics and thermal management solutions for the telecommunications, data-communications, computer, general electronics, network equipment, aerospace, defence, automotive and medical equipment industries.

Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile 'phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

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Company	Laird Group PLC
TIDM	LARD
Headline	Facility Visit - China
Released	09:14 02-Nov-06
Number	4264L

RNS Number:4264L
Laird Group PLC
02 November 2006

2 November 2006

The Laird Group PLC

Laird Hosts Visit to China for Investors and Analysts

The Laird Group PLC ("Laird"), a leading global electronics and security systems group, is hosting a visit for investors and analysts to its Laird Technologies operations in China between Sunday 5 and Tuesday 7 November 2006.

The purpose of the visit is to provide attendees with:

- An overview of Laird Technologies' business;
- An opportunity to meet with Laird Technologies' senior and operational management;
- Tours of the Laird Technologies facilities in Beijing, Tianjin and Shenzhen.

No material price sensitive information will be disclosed and no information relating to current trading will be provided during the visit.

Laird will be issuing its normal Trading Update, prior to the end of its financial year, on 12 December 2006.

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

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Company	Laird Group PLC
TIDM	LARD
Headline	Interim Results
Released	07:00 02-Aug-06
Number	0963H

RECEIVED
2007 AUG 22 A 4:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:0963H
Laird Group PLC
02 August 2006

2 August 2006

THE LAIRD GROUP PLC

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2006

	2006 £m	2005 £m	
Revenue			
- Continuing operations	286.1	232.2	+23%
- Discontinued operations	-	14.0	
	286.1	246.2	+16%
Underlying profit before tax (i)	32.7	24.1	+36%
Profit before tax from continuing operations	28.5	16.1	+77%
Net borrowings	108.7	158.1	
Shareholders' funds	398.5	275.1	
	p/share	p/share*	
Underlying earnings (i)	14.8	12.0	+23%
Basic earnings from continuing operations	11.8	7.3	+62%
Dividend	3.35	3.11	+8%

Explanatory notes:

i) Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments.

ii) The narrative that follows is based on underlying operating profit, profit before tax and earnings per share, as the Directors believe that these provide a more consistent measure of operating performance.

iii) The weighted average number of shares used to calculate earnings and dividends per share was 181.0 million in the first half of 2006 and 166.7 million in the first half of 2005.

* 2005 adjusted for bonus element of the 4 for 17 Rights Issue.

Highlights

- Revenue from continuing operations increased by 23% to £286.1 million (2005, £232.2 million) with organic revenue growth for the Group of 8%.
- Underlying profit before tax of £32.7 million, up 36% compared with £24.1 million in 2005.
- Profit before tax from continuing operations of £28.5 million, up 77% compared with £16.1 million in 2005.
- Underlying earnings per share of 14.8 pence, up 23% compared with 12.0 pence in 2005.
- An interim dividend of 3.35 pence per share, up 8% on the restated interim dividend for 2005.
- Healthy trading cash flow and strong balance sheet.
- Excellent result from Laird Technologies, with strong organic revenue growth of 19% and underlying operating profits up nearly 60%.
- Laird Security Systems' profits level on the first half of 2005, with benefits to come from cost reduction actions, programme wins and new product introductions.
- Expansion in emerging markets and low cost countries continues, with new plants in China and Mexico in 2006 and India in 2007.
- Recent acquisitions performing well, adding strategically to the Group's market positions and capabilities as well as delivering revenue and profits growth.

Peter Hill, Chief Executive of Laird, commented:

"Laird has again made good progress in the first half of 2006, maintaining the momentum established in recent years. Underlying profit before tax increased by 36% to £32.7 million, while underlying earnings per share increased by 23%, to 14.8 pence. The Group continues to be developed strategically and is well positioned to make further progress during the second half of this year."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Charlotte Barker
	Jonathan Silver, Finance Director	Tel: 07813 889660
	Tel: 020 7468 4040	

REVIEW OF THE HALF YEAR

Strategic Development

Laird is successfully pursuing a strategy of focusing on specialist higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, and still expanding, low cost manufacturing base. Our global reach provides advantages compared to many of our more regional or local competitors. The Group is now focused on its two market leading Divisions, Laird Technologies and Laird Security Systems which have been, and will continue to be, strengthened and expanded through both organic investment and acquisitions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

Delivery of Profitable Growth

Laird has made good progress during the first half of 2006, sustaining the momentum established in recent years.

Revenue in the six months to 30 June 2006 was £286.1 million, up 23% on the revenue from continuing operations of £232.2 million, and up 16% on the total revenue of £246.2 million, in the first half of 2005. Organic growth from continuing operations was 8%.

Underlying profit before tax was £32.7 million in the six months to 30 June 2006, 36% up on the £24.1 million in the first half of 2005, driven by a particularly strong performance from Laird Technologies.

The Group's operating profit margin increased to 13.3%, from 11.9% in the first half of 2005, as a result of organic growth and a greater proportion of manufacturing from low cost countries.

Profit before tax from continuing operations in the first half of 2006 was £28.5 million, up 77% compared with the £16.1 million in the same period last year. There were no exceptional charges in the period (2005, £6.0 million).

Underlying earnings per share in the first half of 2006 were 14.8 pence, 23% up on the restated 12.0 pence in the first half of 2005.

Net borrowings at 30 June 2006 were £108.7 million, representing 27% of shareholders' funds. Interest cover in the half year was 7.1 times. The Group's capital base was strengthened in the first half of 2006 by the 4 for 17 Rights Issue, which raised approximately £118 million (net of expenses).

There was a trading cash inflow in the half year of £6.7 million, compared with an outflow of £0.6 million in the first half of 2005. There was a cash outflow on acquisitions and disposals in the half year of £82.6 million compared with £18.9 million in the first half of 2005, and a cash spend in the period, on prior year exceptional charges, of £0.3 million compared with £3.1 million in the first half of 2005.

Continuing Dividend Growth

The Board's policy is to increase cash returns to shareholders progressively over time, considering both the underlying profitability of the Group and the cash flow requirements of the business. In line with this policy, we have declared an interim dividend of 3.35 pence, an increase of 8% on the 3.11 pence for the period to 30 June 2005, which has been restated as a result of the 4 for 17 Rights Issue.

Laird Technologies

Six months to 30 June	2006 £m	2005 £m	Growth
Revenue	165.2	118.6	39%
Underlying operating profit	24.7	15.5	59%

Laird Technologies is a leader in the design, development, manufacture and supply of customised, performance critical products for wireless and other advanced electronic applications.

Laird Technologies had an excellent first half in 2006. Strong demand across all its markets, in particular those for cellular handsets, notebook PCs and plasma display panels, helped deliver strong organic revenue growth in the first half of 2006, of 19%. Laird Technologies has also benefited from the acquisitions made in late 2005 and in March 2006, with the result that Laird Technologies'

revenue in the six months to 30 June 2006 increased by 39% compared to the first half of 2005, to £165.2 million.

The benefits of acquisitions, the strong organic revenue growth and the increased levels of production from lower cost countries combined to drive underlying operating profit in the period to £24.7 million, an increase of 59% compared to the first half of 2005. Laird Technologies' operating margin in the period grew to 15.0%, up from 13.1% in the first half of 2005.

Laird Technologies now owns a broad and complementary range of products and technologies, which we continue to expand. These currently include a comprehensive range of electromagnetic interference (EMI) shielding products, thermal interface materials, thermoelectric coolers, power products and a wide range of wireless antennae: cellular, satellite radio, GPS, Bluetooth, WiFi and other antennae for fixed and mobile communications. The convergence of a number of these products in a single electronic device is creating new business opportunities.

Cellular Handsets

The largest market for our products is currently cellular handsets. We supply a range of antennae and EMI shielding products to the major global OEMs, and we are now also combining thermal interface materials in 3G applications. Revenues into this market accounted for nearly 45% of Laird Technologies' revenue in the first half of 2006.

The worldwide cellular handset market experienced strong growth in the first half of 2006, driven by emerging markets' demand, increasing functionality and style. Industry projections are for further growth in the second half, albeit at a lower rate than in the first, but with 2006 again projected to be a record year for global handset shipments.

Laird Technologies is particularly well placed to benefit from this growth with its range of complementary products and technologies, its technical and radio frequency (RF) design expertise, its global footprint and its ability to move quickly from design to rapid prototyping and high volume production. We work closely with our global OEM customers, supporting them in their multiple locations. In the second half of 2006 we also expect to benefit from new programme wins and from the higher value added products we will be supplying.

IT, Telecomms and Datacomms

Laird Technologies saw continuing growth in the IT, telecommunication and data communications markets, which in the first half of 2006 accounted for nearly 30% of its revenues. Sales of our products into the server and networking equipment markets remained buoyant, while our sales into the PC notebook market again showed good growth as we continued to benefit from the acquisition of Cateron in 2005.

Automotive and Transportation

The first half of 2006 saw significant Laird Technologies' sales into the automotive and transportation markets for the first time as a result of the acquisition of RecepTec in March this year. These markets accounted for approximately 10% of Laird Technologies' revenue in the first half. RecepTec itself, which demonstrated organic revenue growth of approaching 30%, is performing well and has won new OEM contracts for 2008 platforms. Laird Technologies is well placed to benefit from the increasing intensity of electronic content in these markets.

Other Strategic Markets

Laird Technologies' sales into its other strategic markets (industrial, consumer, military and security, medical, and other markets) accounted for some

15% of its revenues. We saw strong growth into the plasma display panels market, obtaining design wins in both Korea and Japan for our products which will be manufactured in China, Central Europe and North America. Thermoelectric cooler sales of Melcor, acquired in late 2005, into the industrial, medical and aerospace markets grew strongly, as did the wide range of communications antennae supplied by Antenex which was acquired in March this year. Both of these acquisitions are performing in line with expectations.

Operations

Laird Technologies continues to expand its global reach, at the same time as expanding its capacity and production in lower cost countries. At June 2006, 80% of Laird Technologies' 8,000 employees were located in Asia and Central Europe.

The first half of 2006 saw the openings of major new plants in Beijing and Shenzhen in China, while our Tianjin facility was relocated to larger premises. We are also planning relocations and expansion of our facilities in Shanghai, China and Penang, Malaysia.

These moves expand significantly our manufacturing capacity in Asia and provide economies of scale, as well as expansion space for the next two to three years.

Laird Technologies recently opened its first plant in Mexico. Initially manufacturing antennae, our presence there will be expanded gradually to cover a wider range of Laird Technologies' products.

Laird Technologies is awaiting final Indian Government approval for the opening, in early 2007, of a technical sales office and manufacturing facility in Chennai. This will strengthen further our proximity and support capabilities to key customers with operations in India. The establishment of this new facility and organisation is the start of what we anticipate to be a much more extensive presence for Laird Technologies in the rapidly growing Indian electronics market.

Outlook

Laird Technologies is now benefiting from the much wider breadth of its product range, the depth of its technical design and manufacturing capabilities, and its continuously expanding global footprint. We expect further growth in its end user markets which will leave Laird Technologies well placed to build on its success in the first half.

Laird Security Systems

Six months to 30 June	2006 £m	2005 £m	Growth
Revenue	120.9	113.6	6%
Underlying operating profit	13.4	13.6	(2%)

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets.

Laird Security Systems achieved revenue growth of 6% in the first half of 2006, while underlying operating profit was marginally below the record profits seen in the first half of 2005. Organic revenue growth declined by some 4% across the Division as a whole compared with the first half of 2005, with a decline in the UK but with the US again showing positive organic growth.

Revenue from continuing operations in the six months to 30 June 2006 was

£120.9 million, compared with £113.6 million in the first half of 2005. Underlying operating profit, at £13.4 million in the half year, was marginally below the record level of £13.6 million achieved in the same period of 2005. The first half underlying operating profit was negatively impacted by approximately £1.6 million of one-off restructuring charges and the adverse effect of commodity price movements. We currently expect that the full year charge for the effect of these will not be significantly higher than that already taken in the first half.

UK

UK revenue in the first half of 2006, of approximately £63 million, was down 11% compared with the first half of 2005 on a like for like basis, but level with that in the second half of last year.

The reduction year on year was seen in window hardware (which accounted for just over 30% of UK revenue) and in windows, conservatories and associated products (which together accounted for a little over 15% of UK revenue). However, new contracts are being won and the benefits of these will begin to be seen in the second half. We have continued to restructure our operations with the closure of two facilities, in North Yorkshire and the West Midlands, while the transfer to China of all production from our facility in Essex has now been completed. Overall, we have reduced headcount by 75, or some 14% of the combined workforce, during the half year.

Our UK door hardware (approximately 23% of UK revenue) and composite door (approximately 22% of UK revenue) product lines performed in line with our expectations in the half year. We have continued to expand our multipoint door lock offering, while at the same time reducing UK headcount in our door hardware business as we transferred more of the production to China.

Our composite door product line continues to be underpinned by Government spending on the "Better Homes Initiative". New contracts, which are expected to commence in the second half, have been won and a new door product is being developed. Operating costs in the business are expected to reduce following the recent closure of one of its three UK sites.

US

US revenue in the first half of 2006 was approximately £58 million, with organic growth of 5% in the period. As expected, US housing starts declined in the first half of this year while repair and remodelling expenditure continued to grow, albeit at a slower rate than in 2005.

We continued to expand our US window hardware product line (approximately 50% of US revenue), with new product introductions, market share gains and favourable trends within the overall US window market. These factors also benefited our US seals and PVC extrusions product lines (approximately 30% of US revenue).

We are seeing good customer acceptance of our new weatherstripping seal, and will also be launching a new seal product for the US door market for the first time. Our first range of casement window hardware will be launched in the second half, while our growing door hardware product line (approximately 15% of US revenue) is benefiting from an expanding product range, particularly in multipoint locks.

Development

The recent acquisitions in the US of Builders Hardware in September 2005 and Bandlock in March 2006, and of Balance UK which we also acquired in March 2006 to fill a product gap in our US business, are performing at or ahead of expectations. All are demonstrating good organic growth and have margins that are higher than the Division's average.

In Laird Security Systems overall, sourcing from Asia for its hardware businesses has continued to expand as planned. Revenue sourced from Asia grew by some 50% in the first half of 2006, compared with the same period last year.

Outlook

Laird Security Systems has continued to provide innovative local solutions to its customers, allied to what are believed to be industry leading service levels, on a global basis. With the actions we have taken in response to market conditions, together with normal seasonal trends, we currently expect to see an improved performance in the Division in the second half of the year.

Maintaining Progress

The Laird Group has made further good progress in the first half of 2006. Laird Technologies is benefiting from its presence in growth markets, its broad and complementary product range, its technical capabilities and its customer relationships. Laird Security Systems is benefiting from the cost reduction measures which have been undertaken, its new product introductions and market share gains. The Group continues to be developed strategically, and is well positioned to make further progress in the second half of this year.

Nigel Keen	Peter Hill
Chairman	Chief Executive

1 August 2006

FINANCE DIRECTOR'S REPORT

Revenue

Revenue was £286.1 million in the first six months against £246.2 million a year earlier. Of the latter, £14.0 million of revenue was from Permacell Finesse which was divested in September 2005. Revenue from continuing operations increased by 23%.

Organic growth from continuing operations was 8%. This is measured by restating 2006 revenue at 2005 exchange rates, and then comparing it to revenue in 2005 including the revenue for the acquired businesses in the equivalent period not in our ownership.

Profit

Profit before tax from continuing operations in the six months to 30 June 2006 was £28.5 million (2005, £16.1 million). Profit from discontinued operations was £0.2 million (2005, £0.1 million).

Underlying profit before tax in the six months to 30 June 2006 was £32.7 million (2005, £24.1 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments. Its derivation is set out in Note 8.

Finance Costs

Finance costs of £6.4 million, less finance revenue of £0.9 million, were higher than in the first six months of 2005, due to the funding costs of the acquisitions and higher interest rates. These funding costs were offset in part by the Rights Issue in March, the proceeds of which were received in the latter part of April.

Taxation

The underlying tax charge is equivalent to an average tax rate of 18.0% on underlying profits before tax and is marginally higher than the 17.4% for the first six months of 2005. The Group has a relatively low tax charge in the USA benefiting from tax deductions for amortised goodwill resulting from acquisitions. A growing proportion of profits is also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in Note 8.

Underlying Earnings

Underlying profits were 36% up on the first six months of 2005, but with more shares in issue, underlying earnings per share were up by 23%. Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill. An analysis of underlying profits and earnings is given in Note 8.

Cash Flow and Borrowings

There was a trading cash inflow of £6.7 million in the period, compared with an outflow of £0.6 million for the same period last year and an inflow of £33.9 million for the full year. The Group is highly cash generative, but the trading cash flow surpluses tend to be heavily weighted towards the second half of the year.

Analysis of cash flow

	£m
Operating profit	38.1
Depreciation/ asset disposal gain	6.0
Other non cash	0.5
	44.6
Increase in working capital*	(19.7)
Capital expenditure less disposals	(11.8)
Finance costs	(5.3)
Taxation	(1.1)
Trading cash flow	6.7
Dividends	(12.8)
Net cost of acquisitions and disposals	(82.6)
Exceptional costs	(0.3)
Pension contributions above the normal level	(0.3)
Proceeds from share issues	118.3
Movement in treasury shares	(0.8)
Exchange translation movement	11.2
Decrease in net borrowings	39.4

* after adjusting for accruals on exceptional items of £0.3 million.

An increase in trade debtors and inventories has led to the rise in working capital due in part to higher levels of activity in June compared to December but also for debtors, due to a larger proportion of Group revenues being generated in Asia, where payment terms are longer.

Cash tax payments were lower than the underlying tax charge due to the receipt of tax repayments in respect of previous years.

Net borrowings in the first half of the year decreased by £39.4 million to £108.7 million, compared with £148.1 million at the end of 2005. This was after

receiving £118.3 million of proceeds from share issues, payment of dividends of £12.8 million on the increased share base following the Rights Issue, and a net spend of £82.6 million on acquisitions and disposals. As much of the Group's borrowings are in US Dollars and the US Dollar has weakened since the end of 2005, £11.2 million of the decrease is due to the translation of borrowings using the US Dollar rate at the end of June 2006.

Loan Facilities

The Group has £195 million of bilateral loan facilities, which were previously due to expire in 2010, but have been extended to 2011. The Group also has $190 million (£103 million) of US Dollar Private Placement facilities, which expire between 2008 and 2016.

Pensions

The Group had a pension deficit of £11.8 million at June 2006, a reduction of £4.6 million from £16.4 million at the end of December 2005. The main driver of this was an increase in the bond rate used to discount liabilities, from 4.75% at December 2005 to 5.25% at June 2006, which reduced liabilities by £7.8 million. This was offset in part by an increase in the inflation assumption to 2.90% (31 December 2.75%), which increased liabilities by £1.5m, together with lower actual asset returns in the first half of 2006 of £2.6 million compared with the assumed return.

Jonathan Silver
Finance Director

1 August 2006

Independent review report to The Laird Group PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 that comprises the Group income statement, Statement of recognised income and expense, Group balance sheet, Group cash flow statement and the related Notes 1 to 13. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those to be applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries

of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Auditing Standards (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Ernst & Young LLP
London

1 August 2006

Group income statement
(unaudited)

Note		6 months to 30 June 2006 £m	6 months 30 J 2
	Continuing operations		
3	Revenue	286.1	23
	Operating profit before amortisation of acquired intangible assets and exceptional items	38.1	2
	Amortisation of acquired intangible assets	(3.5)	(
5	Exceptional items	-	(
	Operating profit	34.6	2
	Finance revenue	0.9	
	Finance costs	(6.4)	(
	Financial instruments - fair value adjustment	(0.7)	(
	Other finance revenue / (costs) - pension	0.1	
	Profit before tax from continuing operations	28.5	1
8	Taxation*	(7.1)	(
	Profit for the period from continuing operations	21.4	1
	Discontinued operations		
6	Profit / (loss) for the period from discontinued operations	0.2	
	Profit for the period	21.6	1
7	Earnings per share		
	Basic from continuing operations	11.8p	
	Diluted from continuing operations	11.7p	
	Basic on profit for the period	11.9p	
	Diluted on profit for the period	11.8p	

3	Total revenue		
	Revenue (from continuing and discontinued operations)	286.1	24
8	Underlying results**		
	Profit before tax	32.7	2
	Earnings per share		
	Basic	14.8p	1
	Diluted	14.6p	1
9	Dividends declared		
	Dividends	6.6	
	Dividend per share	3.35p	

* the amount of overseas tax charged during the period was £6.7m (June 2005, £3.9m; December 2005, £9.5m)

**before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments

Statement of recognised income and expense
(unaudited)

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Profit for the period	21.6	12.3	20.2
Actuarial gains / (losses) on retirement benefit obligations	4.3	-	(7.9)
Deferred tax	-	-	(2.0)
Exchange differences on retranslation of overseas net investments	(28.4)	19.2	34.5
Exchange differences on net investment hedges	9.7	(8.8)	(12.8)
Tax on exchange differences	(0.2)	(0.5)	1.8
Total income and expense recognised directly in equity	(14.6)	9.9	13.6
Total income and expense recognised during the period	7.0	22.2	33.8
Restatement for the effects of IAS 32 and 39	-	(0.4)	(0.4)
Total income and expense recognised for the period	7.0	21.8	33.4

Group balance sheet
(unaudited)

	As at 30 June 2006 £m	As at 30 June 2005 £m	As at 31 December 2005 £m
Assets			
Non-current assets			
Property, plant and equipment	83.8	79.1	81.6

Intangible assets	410.6	342.4	364.5
Deferred tax assets	0.2	-	0.3
Other non-current assets	2.9	1.3	1.3
	497.5	422.8	447.7
Current assets			
Inventories	66.0	67.6	59.5
Trade and other receivables	117.5	103.0	97.0
Income tax receivable	0.1	2.4	0.3
Cash and cash equivalents	82.0	33.8	23.9
	265.6	206.8	180.7
Liabilities			
Current liabilities			
Borrowings	(5.7)	(7.5)	(6.7)
Trade and other payables	(94.5)	(93.4)	(95.9)
Current tax liabilities	(3.4)	(3.4)	(3.7)
	(103.6)	(104.3)	(106.3)
Net current assets	162.0	102.5	74.4
Non-current liabilities			
Borrowings	(185.0)	(184.4)	(165.3)
Derivative financial instruments	(2.1)	(0.4)	(1.4)
Income tax payable	(15.6)	(14.8)	(15.7)
Deferred tax liabilities	(24.9)	(18.3)	(23.1)
Retirement benefit obligations	(11.8)	(14.6)	(16.4)
Other non-current liabilities	(5.6)	(7.6)	(1.4)
Provisions	(16.0)	(10.1)	(14.5)
	(261.0)	(250.2)	(237.8)
Net assets	398.5	275.1	284.3
Capital and reserves			
Equity share capital	49.5	39.7	40.0
Share premium	265.7	153.8	155.5
Retained earnings	86.1	84.4	91.5
Treasury shares	(2.8)	(2.8)	(2.7)
Total shareholders' equity	398.5	275.1	284.3

Group cash flow statement
(unaudited)

Note		6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
11	Cash flows from operating activities			
	Cash generated from operations	24.3	11.0	53.0
	Tax paid	(1.1)	(2.8)	(2.2)
	Net cash flows from operating activities	23.2	8.2	50.8
	Cash flow from investing			

Note				
	activities			
	Interest received	0.9	0.4	0.8
11	Acquisition of businesses (net of cash acquired)	(67.0)	(17.8)	(35.7)
	Purchase of property, plant and equipment	(12.4)	(7.4)	(17.1)
11	(Outflow) / inflow from sale of businesses	(3.7)	(0.7)	6.9
	Proceeds from sales of property, plant and equipment	0.6	0.2	-
	Net cash flows from investing activities	(81.6)	(25.3)	(45.1)
	Cash flows from financing activities			
	Interest paid	(6.2)	(5.1)	(11.1)
	Net proceeds from issue of ordinary share capital	118.3	1.8	3.5
	Movement in treasury shares	(0.8)	0.1	0.1
	Proceeds from borrowings	21.4	41.6	16.0
	Dividends paid to shareholders	(12.8)	(9.6)	(14.9)
	Net cash flows from financing activities	119.9	28.8	(6.4)
	Effects of movements in foreign exchange rates	(1.3)	1.3	1.8
12 (a)	Increase in cash and cash equivalents for the period	60.2	13.0	1.1
	Cash and cash equivalents brought forward	21.7	20.6	20.6
	Cash and cash equivalents carried forward	81.9	33.6	21.7

Notes to the Interim Report
(unaudited)

1 Authorisation of interim financial statements

The Group's interim financial statements for the period ended 30 June 2006 were authorised for issue by the Board of Directors on 1 August 2006. The Laird Group PLC is a public limited company incorporated and domiciled in England and Wales and its ordinary shares are traded on the London Stock Exchange.

The comparative financial information for the period to 30 June 2005 and the year ended 31 December 2005 has been extracted from the published financial statements of The Laird Group PLC. The consolidated interim financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. These interim results are unaudited but have been reviewed by the Group's auditors. The statutory accounts for the year ended 31 December 2005 have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain the statements under section 237(2) or (3) of the Companies Act 1985.

Further copies of the Interim Report may be obtained from The Laird Group's registered office at 3 St. James's Square, London SW1Y 4JU.

2 Basis of preparation

The Laird Group PLC prepares its Annual Report and Accounts on the basis of IFRS as adopted for use by the EU. The financial information presented in this Interim Report has been prepared in accordance with the accounting policies expected to be used in preparing the 2006 Annual Report and Accounts which do not differ significantly from those used in the preparation of the 2005 Annual Report and Accounts. The Group has elected not to adopt IAS 34 Interim Financial Reporting early.

Certain prior period amounts have been reclassified to conform to the 2006 presentation.

3 Segmental analysis

Primary reporting format - business segments

	Laird Technologies			Laird Security Systems		
	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 month to 3 Decembe 2005 £m
Continuing operations						
Revenue	165.2	118.6	259.4	120.9	113.6	230.9
Segment result before:	24.7	15.5	37.7	13.4	13.6	28.1
Amortisation of acquired intangible assets	(3.5)	(1.8)	(4.4)	-	-	-
Exceptional items	-	(2.8)	(5.9)	-	(3.2)	(9.6)
	21.2	10.9	27.4	13.4	10.4	18.5
Finance revenue						
Finance costs						
Profit before tax						
Taxation						
Profit for the period from continuing operations						
Discontinued operations						
Revenue	-	-	-	-	14.0	18.4
Segment result	-	-	-	-	0.1	(0.2)
Loss on disposal	-	-	-	(0.1)	-	(7.8)
(Loss) / profit						

before tax	-	-	-	(0.1)	0.1	(8.0)
Taxation	-	-	-	-	-	2.9
	------	------	------	------	------	------
(Loss) / profit for the period from discontinued operations	-	-	-	(0.1)	0.1	(5.1)
	------	------	------	------	------	------
Loss before tax on prior period disposal*						
Taxation *						
Profit for the period						

* These relate to other business segments disposed of in periods prior to 2005.

4 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the period. The principal rates used were as follows:

	Average			Closing		
	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005	At 30 June 2006	At 30 June 2005	At 31 December 2005
Euros	1.46	1.46	1.46	1.45	1.46	1.45
US dollars	1.79	1.87	1.82	1.85	1.77	1.72
Renminbi	14.39	15.49	14.90	14.79	14.66	13.85

5 Exceptional items

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Laird Technologies			
Flood costs, before insurance proceeds	-	2.2	4.5
Insurance proceeds	-	-	(1.3)
Restructuring costs	-	0.6	2.7
Laird Security Systems (UK)			
Plant closure and restructuring costs	-	2.4	4.8
Future rental costs for onerous lease	-	-	4.0
Loss on disposal of business	-	0.8	0.8
	--------	--------	--------
	-	6.0	15.5
	--------	--------	--------

6 Discontinued operations

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Results from discontinued operations:			
Revenue	-	14.0	18.4
Operating profit / (loss)	-	0.1	(0.2)
Taxation	-	-	-
Profit / (loss) after tax from discontinued operations	-	0.1	(0.2)
Profit / (loss) on disposal of businesses:			
Loss on current period disposals	-	-	(7.6)
Loss on prior year disposals	(1.9)	-	(0.2)
Taxation	2.1	-	2.9
Profit / (loss) after tax on disposals	0.2	-	(4.9)
Profit / (loss) from discontinued operations	0.2	0.1	(5.1)

7 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period divided by the daily average of the number of shares in issue during the period. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable.

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Profit			
Profit after tax from continuing operations	21.4	12.2	25.3
Profit / (loss) from discontinued operations	0.2	0.1	(5.1)
Profit for the period	21.6	12.3	20.2

	Number of Shares (m)	Number of shares (restated) (m)	Number of Shares (restated) (m)
Weighted average shares			
Basic weighted average shares	181.0	166.7	167.5
Options	2.4	1.8	1.5
Contingent shares	0.1	0.4	0.3
Diluted weighted average shares	183.5	168.9	169.3

	Pence	Pence	Pence
Earnings per share			
Basic from continuing operations	11.8	7.3	15.1
Diluted from continuing operations	11.7	7.2	15.0
Basic on profit for the period	11.9	7.4	12.1
Diluted on profit for the period	11.8	7.3	12.0

Comparative figures for weighted average number of shares and earnings per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

8 Underlying results and taxation

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the period is equivalent to 18.0% (2005, 17.4%) of underlying profit.

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Profit for the period	21.6	12.3	20.2
Loss before tax on sale of businesses	1.9	-	7.8
Taxation from discontinued operations	(2.1)	-	(2.9)
Taxation from continuing operations	7.1	3.9	9.0
Financial instruments - fair value adjustment	0.7	0.1	1.1
Exceptional items	-	6.0	15.5
Amortisation of acquired intangible assets	3.5	1.8	4.4
Underlying profit before tax	32.7	24.1	55.1
Underlying tax charge (see below)	(5.9)	(4.2)	(9.5)
Underlying earnings	26.8	19.9	45.6
Underlying earnings per share basic	14.8p	12.0p	27.3p
Underlying earnings per share diluted	14.6p	11.8p	27.0p

Comparative figures for earnings per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

The underlying tax charge is calculated as follows:

Tax charge from continuing operations	(7.1)	(3.9)	(9.0)

Adjustments to calculate underlying tax charge:			
Taxation on exceptional items	-	(1.6)	(3.6)
Deferred tax on acquired goodwill and intangible assets	1.2	1.3	3.1
Underlying tax charge	(5.9)	(4.2)	(9.5)

The tax charge for the period has been based on the estimated tax rate for the full year and the amount of overseas tax charged in the period from continuing operations was £6.7m (2005, £3.9m).

9 Dividends paid and proposed

On 1 August 2006 the Board declared an interim dividend of 3.35p per share (2005, 3.11p). The interim dividend will be paid on 3 November 2006 to shareholders registered on 22 September 2006. Dividends are recorded in the financial statements in the period in which they are declared, and approved as shown in the table below:

	Dividends paid			Dividends declared		
	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005	6 months to 30 June 2006	6 months to 30 June 2005	12 mon 31 De
	£m	£m	£m	£m	£m	
Final 2004	-	9.6	9.6	-	-	
Interim 2005	-	-	5.3	-	5.2	
Final 2005	12.8	-	-	-	-	
Interim 2006	-	-	-	6.6	-	
	12.8	9.6	14.9	6.6	5.2	

Increases in dividends paid compared to dividends declared are due to higher numbers of shares being in issue at the date of payment.

	Dividends paid			Dividends declared		
	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005	6 months to 30 June 2006	6 months to 30 June 2005	12 mon 31 De
	Pence	Pence	Pence	Pence	Pence	
Final 2004	-	5.7	5.7	-	-	
Interim 2005	-	-	3.11	-	3.11	
Final 2005	6.45	-	-	-	-	
Interim 2006	-	-	-	3.35	-	
	6.45	5.7	8.81	3.35	3.11	

Comparative figures for dividends per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

10 Reconciliation of movements in equity

	6 months to 30 June 2006 £m	months to 30 June 2005 £m	12 months to 31 December 2005 £m
Opening balance for the period	284.3	260.2	260.2
Adjustment for implementation of IAS 32/39	-	(0.4)	(0.4)
Opening balance for the period as adjusted	284.3	259.8	259.8
Total recognised income and expense for the period	7.0	22.2	33.8
Rights Issue of shares	117.5	-	-
Exercise of share options	0.8	1.8	3.5
Issue of shares on acquisition of businesses	1.5	-	0.3
Share based payments	1.0	0.8	1.6
Treasury shares	(0.8)	0.1	0.2
Dividends paid	(12.8)	(9.6)	(14.9)
Total shareholders' equity	398.5	275.1	284.3

11 Additional cash flow information

Cash generation from operations

Continuing operations

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Net profit after taxation	21.4	12.2	25.3
Depreciation and other non-cash items			
Depreciation	6.6	5.9	12.0
Amortisation of capitalised development costs	0.5	-	0.2
Exceptional fixed asset write-downs	-	1.4	2.0
Exceptional inventory write-downs	-	1.4	2.1
Exceptional loss on disposal of business	-	0.8	0.7
Profit on disposal of fixed assets	(0.6)	-	-
Capitalised development costs	(1.0)	(0.8)	(2.6)
Share based payments	1.0	0.8	1.6
Amortisation of acquired intangible assets	3.5	1.8	4.4
Financial instruments - fair value adjustment	0.7	0.1	1.1
Pension charges	0.9	0.6	1.3
Other net finance costs	5.4	5.1	10.4
Taxation	7.1	3.9	9.0
Pension contributions	(1.2)	(0.7)	(7.6)
Changes in working capital			
Inventories	(7.6)	(7.3)	(0.3)
Trade and other receivables	(13.0)	(12.4)	(9.3)
Trade, other payables and			

provisions	0.6	(1.1)	5.5
Cash generated from continuing operations	24.3	11.7	55.8
Discontinued operations			
Net profit / (loss) after taxation	0.2	0.1	(5.1)
Taxation	(2.1)	-	(2.9)
Loss on disposal of businesses before taxation	1.9	-	7.8
Depreciation	-	0.6	0.8
Changes in working capital	-	(1.4)	(3.4)
Cash flow from discontinued operations	-	(0.7)	(2.8)
Cash generated from operations	24.3	11.0	53.0

Working capital movements are after cash outflows of £0.3m (2005, £3.1m) in respect of exceptional costs of redundancy and restructuring and the flood at Laird Technologies charged in prior years.

11 Additional cash flow information (continued)

Net cash outflow on acquisitions and disposals

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Acquisition of businesses			
Consideration:			
Cash consideration	(61.7)	(16.8)	(34.1)
Net cash acquired	0.2	4.1	4.9
	(61.5)	(12.7)	(29.2)
Deferred consideration paid	(5.5)	(5.1)	(6.5)
Net cash outflow on acquisition of businesses	(67.0)	(17.8)	(35.7)
Borrowings acquired	(11.9)	(0.4)	(0.3)
Disposal of businesses			
Consideration:			
Net cash consideration	(3.7)	(0.7)	6.9
Net cash disposed of	-	-	-
Net cash (outflow) / inflow on disposal of businesses	(3.7)	(0.7)	6.9

12 Borrowings

(a) Reconciliation of net borrowings

	At 30 June 2006 £m	At 30 June 2005 £m	At 31 December 2005 £m
Increase in cash and cash equivalents (net of bank overdrafts) during the period	60.2	13.0	1.1
Movement in borrowings	(21.4)	(41.6)	(16.0)
Borrowings of businesses acquired	(11.9)	(0.4)	(0.3)
Differences on exchange on borrowings	12.5	(10.5)	(14.3)
Movement in net borrowings during the period	39.4	(39.5)	(29.5)
Net borrowings brought forward	(148.1)	(118.6)	(118.6)
Net borrowings carried forward	(108.7)	(158.1)	(148.1)
Cash and cash equivalents (net of bank overdrafts)	81.9	33.6	21.7
Other current borrowings	(5.6)	(7.3)	(4.5)
Non-current borrowings	(185.0)	(184.4)	(165.3)
Net borrowings carried forward	(108.7)	(158.1)	(148.1)

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity in three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(b) Committed borrowing facilities

The Group had total committed loan facilities of £309.1m at 30 June 2006 (2005, £275.4m), of which £290.9m (2005, £272.3m) was available for more than three years and £188.8m was drawn at 30 June 2006 (30 June 2005, £186.8m). Committed facilities include £11.4m (30 June 2005, £Nil) of promissory notes issued to third parties in part satisfaction of acquisition consideration.

13 Retirement benefit obligations

A review of the main assumptions affecting the Group's defined benefit obligations was carried out at 30 June 2006, by the Group's actuaries.

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.4% per annum (December 2005, 4.4%) and those for equities at 7.8% per annum (December 2005, 7.8%).

The mortality assumption used at 30 June is the same as that used at 31 December 2005. This is based on 92 series tables with a medium cohort allowance for future mortality improvements to 2015 for pensioners and 2025 for non-pensioners.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 2.90% per annum (December 2005, 2.75%), salary increases of 3.9% per annum (December 2005, 3.75%) and a discount rate for liabilities of 5.25% per annum (December 2005, 4.75%).

The main impact of these changes, and the actual versus expected asset performance for the period, can be seen below.

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Actual return less expected return on pension scheme assets	(2.6)	-	4.5
Experience gain on Plan liabilities	0.6	-	1.9
Gain / (loss) on change of assumptions	6.3	-	(14.3)
Total actuarial gain / (loss) recognised in SORIE	4.3	-	(7.9)

The impact of these changes, coupled with the excess of contributions over the expense recognised for the period in the income statement of £0.3m, has been to reduce the deficit from £16.4m at 31 December 2005 to £11.8m at 30 June 2006.

END

2.4 (bb)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Notice of Results
Released	16:10 03-Jul-06
Number	5900F

RNS Number:5900F
Laird Group PLC
03 July 2006

Letter to RNS

I am writing to advise you of the timing of the announcements of our half-year results for the half year ended 30th June 2006.

The Board Meeting to approve the Accounts will be held on Tuesday 1st August 2006 and the announcement of the results will take place the following day, Wednesday 2nd August 2006.

From Laird Group Plc

This information is provided by RNS
The company news service from the London Stock Exchange

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2.4 (cc)

Company	Laird Group PLC
TIDM	LARD
Headline	Directorate Change
Released	07:02 28-Jun-06
Number	2779F

RNS Number:2779F
Laird Group PLC
28 June 2006

THE LAIRD GROUP PLC: BOARD CHANGES

It has been announced today that Geoff Drabble, an Executive Director of The Laird Group PLC ("Laird") and Managing Director of Laird Security Systems, has been appointed Chief Executive designate of Ashtead Group PLC ("Ashtead") with effect from 2nd October this year. He has been a Non Executive Director of Ashtead since April 2005. Geoff will be leaving Laird at the end of September, and a successor will be announced in due course.

Laird announces today that Professor Michael Kelly will join the Board as a Non Executive Director, on 1st July 2006.

Professor Kelly is a Fellow of the Royal Society and of the Royal Academy of Engineering. He has been the Prince Philip Professor of Technology at the University of Cambridge since 2002. He has recently completed a three year tenure as Cambridge Executive Director for the Cambridge-MIT Institute, a UK Government initiative designed to use the Massachusetts Institute of Technology's experience in linking the academic world with industry.

Professor Kelly joined Cambridge from the University of Surrey, where he became Head of the School of Electronics, Computing and Mathematics. Prior to this Professor Kelly spent eleven years at GEC's Hirst Research Laboratory where he was responsible for a team conducting long term research into next generation semiconductors.

Professor Kelly holds Bachelor's and Master's degrees in Mathematics and a PhD in Theoretical Physics.

Nigel Keen, Chairman of Laird, said:-

"I would like to thank Geoff Drabble for his contribution to Laird over the last nine years in developing Laird Security Systems into the major, world class business it is today. We wish him well as he steps up to become a public company Chief Executive.

I am delighted to welcome Professor Kelly to the Board of The Laird Group. His outstanding academic credentials, commercial experience and deep understanding of new technologies and their applications will be a great asset to Laird as it continues to evolve and grow".

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Angus Maitland
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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2.4 (dd)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Doc re. Result of AGM
Released	16:03 12-May-06
Number	9198C

RNS Number:9198C
Laird Group PLC
12 May 2006

The Laird Group Annual General Meeting

A copy of the resolutions (other than ordinary business resolutions) passed at the Annual General Meeting of the Company held today, together with details of the proxy votes have been submitted to the Document Viewing Facility and may be viewed there. The address is as follows:

The Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

This information is provided by RNS
The company news service from the London Stock Exchange

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2.4 (ee)

Regulatory Announcement

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RECEIVED

2007 AUG 22 A 4:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Laird Group PLC
TIDM	LARD
Headline	AGM Statement
Released	12:00 12-May-06
Number	8855C

RNS Number:8855C
Laird Group PLC
12 May 2006

THE LAIRD GROUP PLC

AGM Statement

Speaking at The Laird Group PLC's Annual General Meeting, Nigel Keen, Chairman, said:

"Laird had another very successful year in 2005, with organic revenue growth of 7% and growth in underlying profit before tax of 19%.

Since the year end we have completed a 4 for 17 Rights Issue that has strengthened our capital base and funded the acquisitions we have announced this year, and will also enahance our ability to continue to develop the Group. We received acceptances for over 98% of the new Ordinary Shares and I want to thank shareholders for their continuing support.

We have made an encouraging start to 2006, with the momentum established in recent years being maintained.

Laird Technologies has continued to perform well across its range of products and markets, with demand for its products supplied into the cellular handset and PC notebook markets being particularly strong. In Laird Security Systems, the UK window and conservatory businesses have, as expected, continued to face challenging conditions, while its other UK businesses have performed satisfactorily. Its US businesses have again delivered good growth. The acquisitions made earlier this year in both Divisions are all bedding in well.

We continue to view the Group's prospects in 2006 with confidence."

For enquiries:	The Laird Group PLC	Maitland
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

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2.4 (ff)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Issue of Shares
Released	11:09 28-Apr-06
Number	1750C

RNS Number:1750C
Laird Group PLC
28 April 2006

THE LAIRD GROUP PLC

ISSUE OF SHARES

The Laird Group PLC has issued and allotted 323,667 new Ordinary Shares of 25p each ("New Shares") under the terms of the agreement for the acquisition of Centurion Wireless Technologies, Inc announced in October 2004.

Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List, and to the London Stock Exchange for the New Shares to be admitted to trading. The New Shares will rank pari passu in all respects with the existing Ordinary Shares of the Company.

For enquiries:

The Laird Group PLC	020 7468 4040	Jonathan Silver, Finance Director
The Maitland Consultancy	020 7379 5151	Brian Hudspith/Charlotte Barker

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Acceptance of Rights Issue
Released	09:50 10-Apr-06
Number	2665B

RNS Number:2665B
Laird Group PLC
10 April 2006

LAIRD SECURES 98 PER CENT ACCEPTANCE OF RIGHTS ISSUE

The Laird Group Public Limited Company (the "Company") today announces that it has received valid acceptances in respect of 36,875,208 New Ordinary Shares, representing 98.07% of the total number of New Ordinary Shares offered to Shareholders pursuant to the 4 for 17 fully underwritten Rights Issue announced by the Company on 16 March 2006 (the "Rights Issue").

A total of 37,602,512 New Ordinary Shares were offered to Shareholders in the Rights Issue, which closed at 11.00 a.m. on 7 April 2006.

The remaining 727,304 New Ordinary Shares, for which valid acceptances were not received, have been placed by JP Morgan Cazenove with institutions at a price of 464.5 pence per share.

The net proceeds from the sale of these shares, after the deduction of the Issue Price of 325 pence per New Ordinary Share and relevant costs, will be paid to shareholders who have not taken up their entitlements, pro rata to their lapsed provisional allotments. Net proceeds of less than £5 per holding will not be so paid but will be aggregated and retained for the benefit of the Company.

Definitions used in the Prospectus dated 16 March 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise.

For enquiries:		
	The Laird Group PLC Peter Hill, Chief Executive Jonathan Silver, Finance Director Tel: 020 7468 4040	The Maitland Consultancy Brian Hudspith Charlotte Barker Tel: 020 7379 5151
	JP Morgan Cazenove Julian Cazalet Robert Constant Tel: 020 7588 2828	NM Rothschild & Sons Tim Hancock Anselm Frost Tel: 020 7280 5000

JPMorgan Cazenove Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of JPMorgan Cazenove or for providing in relation to the Rights Issue or the contents of this announcement or any other matters referred to in this announcement.

J.P. Morgan Securities Ltd., which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of J.P. Morgan

Securities Ltd. or for providing advice in relation to the Rights Issue or the contents of this announcement or any other matters referred to in this announcement.

N M Rothschild & Sons Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Rights Issue or the contents of this announcement or any other matters referred to in this announcement.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy any of the New Ordinary Shares to be issued or sold in connection with the Rights Issue. Any decision to invest in the New Ordinary Shares will be made solely on the basis of information in the prospectus published on 16 March 2006.

This announcement is not for distribution or transmission, directly or indirectly, in or into the United States, Canada, Australia, Japan or the Republic of South Africa and does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities in the Company ("Securities"), nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the Securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The Securities have not been and will not be registered under the United States Securities Act 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Laird is being made in the United States.

END

2.4 (hh)

Regulatory Announcement

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Company	Laird Group PLC
TIDM	LARD
Headline	Final Results
Released	07:01 16-Mar-06
Number	8896Z

RNS Number:8896Z
Laird Group PLC
16 March 2006

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR THE REPUBLIC OF SOUTH AFRICA.

16 March 2006

The Laird Group Public Limited Company

Audited Results for the year ended 31 December 2005

4 for 17 Rights Issue at 325 pence per share

to raise £117.8 million (net of expenses)

and

Acquisition of RecepTec

The Laird Group Public Limited Company ("Laird") today announces the Group's audited results for the year ended 31 December 2005, a 4 for 17 Rights Issue of 37,602,512 New Ordinary Shares at 325 pence per share and the acquisition of the assets of RecepTec Holdings, LLC ("RecepTec"), a leading designer and supplier of satellite digital and other specialist antennae, for a cash consideration of $89.0 million (£51.0 million).

Peter Hill, Chief Executive of Laird, commented:

"Over recent years Laird has been transformed from a diversified industrial conglomerate into a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems, which we continue to strengthen and expand both through organic investment and through acquisition. We have made further good progress in 2005, with good growth in underlying profits and earnings.

We believe that now is the right time to strengthen Laird's capital base to fund the acquisitions we have announced this year, our investment in organic growth and the ongoing strategic development of the Group."

Key Points

Audited Results for the year ended 31 December 2005

	2005 £m	2004 £m	
Revenue			
- Continuing operations	490.3	345.5	+42%
- Discontinued operations	18.4	122.5	

	-----	-----	
	508.7	468.0	+9%
Underlying profit before tax (ii)	55.1	46.4	+19%
Profit before tax from continuing operations	34.3	40.6	
Trading cash flow	34.0	24.3	+40%
Net borrowings	148.1	118.6	
Shareholders' funds	284.3	260.2	
	p/share	p/share	p/share
Underlying earnings (ii)	28.9	26.3	+10%
Basic earnings from continuing operations	16.0	20.7	
Dividend	9.75	9.2	+ 6 %

See explanatory notes below

i The results for the year ended 31 December 2005 represent the Group's first full year financial statements prepared under International Financial Reporting Standards. As a consequence, the 2004 results have been amended accordingly.

ii Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments.

iii The narrative that follows is based on underlying operating profit, profit before tax and earnings per share, as the Directors believe that these provide a more consistent measure of operating performance.

iv The average number of shares in issue was 157.9 million in 2005 and 145.6 million in 2004.

Highlights

- Revenue from continuing operations increased by 42% to £490.3 million (2004: £345.5 million). Organic revenue growth of 7%.
- Underlying profit before tax of £55.1 million, up 19% compared with £46.4 million in 2004.
- Profit before tax from continuing operations of £34.3 million (2004: £40.6 million).
- Trading cash flow of £34.0 million, up 40% compared with £24.3 million in 2004.
- Underlying earnings per share of 28.9 pence, up 10% compared with 26.3 pence in 2004.
- A final dividend of 6.45 pence per share making a total dividend for the year of 9.75 pence per share, up 6% on the total dividend for 2004.
- Recent acquisitions performing at or ahead of expectations, adding strategically to the Group's market positions and capabilities.
- Further good progress achieved, maintaining the momentum established in recent years.

Rights Issue

- 4 for 17 Rights Issue of 37,602,512 New Ordinary Shares at 325 pence per share, to raise approximately £117.8 million (net of expenses).

- The Rights Issue will allow Laird to continue to pursue its strategy of delivering profitable growth through the strengthening and development of its two market leading divisions, Laird Technologies and Laird Security Systems.

- The proceeds of the Rights Issue will be used to:

  - strengthen the capital base of the Group;

  - refinance the acquisitions of RecepTec, announced today, Antenex, Inc. announced on 8 March 2006 and Bandlock Corporation and Balance UK announced on 1 March 2006 respectively (approximately £74.3 million);

  - fund deferred consideration, payable in 2006, resulting from acquisitions made in 2004 and 2005 (approximately £8.0 million);

  - fund approximately £8.0 million of costs in connection with the expansion in 2006 of the Group's manufacturing operations and technical capabilities; and

  - provide financing for future acquisition opportunities in the furtherance of the Group's growth strategy.

- The acquisitions of RecepTec, together with those of Antenex, Inc., Bandlock Corporation and Balance UK are expected to be earnings enhancing in 2006.

Acquisition of RecepTec

- RecepTec is a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets, where demand for these antennae has been growing strongly.

- RecepTec also has a wide range of other antennae products, covering FM/AM radio, Digital Audio Broadcast radio, TV, Bluetooth and cellular antennae, complementing Laird Technologies' existing antennae offering.

- RecepTec reported revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million) and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.2 million (£10.1 million).

- The consideration for the acquisition is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

- The acquisition of RecepTec continues the repositioning of Laird to higher growth markets and expands Laird Technologies' product range and technical capabilities, with RecepTec and Laird Technologies together

benefiting from the geographic and market spread of the combined businesses.

- The acquisition of RecepTec completed today.

JPMorgan Cazenove is acting as sponsor, bookrunner and broker to Laird. JPMorgan (on behalf of JPMorgan Cazenove) and Rothschild are acting as joint underwriters and Rothschild is acting as financial adviser.

Contacts:

For enquiries:	The Laird Group Public Limited Company	The Maitland Consultancy
	Peter Hill, Chief Executive Jonathan Silver, Finance Director Tel: 020 7468 4040	Brian Hudspith Charlotte Barker Tel: 020 7379 5151
	JPMorgan Cazenove	N M Rothschild & Sons Limited
	Julian Cazalet Robert Constant Tel: 020 7588 2828	Tim Hancock Anselm Frost Tel: 020 7280 5000

This summary should be read in conjunction with the full text of this announcement.

This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy any of the New Ordinary Shares to be issued or sold in connection with the Rights Issue. Any decision to invest in the New Ordinary Shares should only be made on the basis of information in the prospectus which will contain further details relating to the Rights Issue, the Acquisition, the Audited Results and Laird in general as well as a summary of the risk factors to which an investment in the New Ordinary Shares is subject. The prospectus and provisional allotment letters in connection with the Rights Issue are being issued today.

None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares nor the Provisional Allotment Letters has been or will be registered under the United States Securities Act 1933, as amended, or under the applicable securities laws of any state of the United States, any province or territory of Canada, Japan, Australia or the Republic of South Africa. Accordingly, unless a relevant exemption from such requirements is available, neither the New Ordinary Shares nor the Provisional Allotment Letters may, subject to certain exceptions, be offered, sold, taken up, renounced or delivered, directly or indirectly, within the United States, Canada, Japan, Australia or the Republic of South Africa or in any country, territory or possession where to do so may contravene local securities laws or regulations.

JPMorgan Cazenove Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of JPMorgan Cazenove or for providing advice in relation to the Rights Issue or on any matter referred to herein.

J.P. Morgan Securities Ltd., which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of J.P. Morgan Securities Ltd. or for providing advice in relation to the Rights Issue or on any matter referred to herein.

N M Rothschild & Sons Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Rights Issue or on any matter referred to herein.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions .

Prices and values of, and income from Ordinary Shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement constitute "forward looking statements". These statements, which reflect the Company's beliefs and expectations, are subject to issues and uncertainties that may cause actual results or events to differ materially from those reflected or contemplated in such forward looking statements.

THE LAIRD GROUP PUBLIC LIMITED COMPANY

Audited Results for the year ended 31 December 2005

4 for 17 Rights Issue at 325 pence per share

to raise approximately £117.8 million (net of expenses)

and

Acquisition of the assets of RecepTec Holdings, LLC ("RecepTec")

1. Introduction

Laird announces today the Group's audited results for the year to 31 December 2005, details of which are set out in section 4.

Total Group revenue in 2005 was £508.7 million, 9% up on the £468.0 million of total revenue in 2004. Revenue from continuing operations, that is including acquisitions but excluding the disposals made in 2004 and 2005, was £490.3 million, up 42% on the £345.5 million in 2004. Underlying organic revenue growth from continuing operations was 7%.

Underlying profit before tax was £55.1 million in 2005, 19% higher than £46.4 million in 2004. The Group's underlying operating profit margin increased to 12.9%, from 11% in 2004 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before taxation from continuing operations after exceptional items, the amortisation of acquired intangibles and the fair valuing of financial instruments, in 2005 was £34.3 million compared with £40.6 million in 2004.

Underlying earnings per share in 2005 were 28.9 pence, 10% up on the 26.3 pence in 2004.

Laird also announces today its intention to raise approximately £117.8 million (net of expenses) by means of a Rights Issue of 37,602,512 Ordinary Shares at a price of 325 pence per share, payable in full on acceptance. This represents 4 New Ordinary Shares for every 17 existing Ordinary Shares held on

the Record Date. The Rights Issue is being made to all Qualifying Shareholders.

Laird also announces today that it has acquired the assets of RecepTec, a market leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the US and European automotive markets, where demand for these antennae has been growing strongly.

The consideration for the acquisition is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments through March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit and profit before tax of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

The acquisition of RecepTec follows the recent acquisitions of Antenex, Inc. announced on 8 March 2006 and Bandlock Corporation and Balance UK announced on 1 March 2006, for a combined consideration of $40.5 million (£23.3 million).

Laird is also expanding its production capacity and technical capabilities to meet future organic growth. This is particularly in Laird Technologies, including the construction of new manufacturing facilities in Shenzhen and Beijing, China, and the intended opening of a new production facility in Mexico, together with the expansion of Laird Security Systems' facilities in North America. It is anticipated that these expansion costs will be approximately £8.0 million during 2006.

The Rights Issue price of 325 per share represents a discount of 27% to the middle market closing price of 443.75 pence per Ordinary Share on 15 March 2006, the last business day before the announcement of the Rights Issue.

The Rights Issue has been fully underwritten by JPMorgan (on behalf of JPMorgan Cazenove) and Rothschild.

Set out below are the reasons for the Rights Issue, details of the Acquisition, and an explanation as to why the Directors believe the Rights Issue is in the best interests of Shareholders as a whole.

2. Background to and reasons for the Rights Issue

Background

Over the last five years the Group has been transformed from a diversified industrial conglomerate to a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems.

Lower growth, lower margin and non strategic businesses have been, and where appropriate will continue to be, divested. The two remaining divisions have been and continue to be strengthened and expanded, both through organic investment and through acquisitions which have enhanced the technology, product offering, market positioning and geographic spread of the Group.

The Board believes that now is the appropriate time to strengthen the capital base of the Group, and the net proceeds of the Rights Issue will be used to

refinance the acquisition of RecepTec (which completed today), Antenex, Inc., Bandlock Corporation and Balance UK (which completed earlier this year) and to reduce net debt. The proceeds will also provide funding for the expansion of the Group's operations and technical capabilities planned in 2006, and will enable the Group to take advantage of future acquisition opportunities in furtherance of its growth strategy.

Strategy

Laird has established a successful strategy of focusing on higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, but still expanding, low cost manufacturing base, currently in Asia and Central Europe and with the potential to be developed additionally in Mexico and India. Laird's strategy is to focus on specialist markets which provide opportunities for growth, with a global reach which provides advantages compared to many of its more regional or local competitors. By following this strategy Laird has expanded, and intends to continue to expand, the technology, market access, product offering and geographic spread of its two divisions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

Benefits of the acquisition

Laird Technologies is a market leader in the design and supply of complementary product offerings in the EMI shielding, thermal, and wireless antennae markets. The division has grown substantially in recent years through the acquisition, integration and organic development of a number of businesses in these areas, each of which has expanded the division's product offering and market position and transformed Laird Technologies' overall capabilities and scale. The division's position has also been enhanced substantially by establishing and expanding its low cost manufacturing activities in Asia and Central Europe.

Laird acquired a capability in antenna technology through the acquisition of Centurion Wireless Technologies in 2004. Centurion has been combined successfully into Laird Technologies, with the enlarged business benefiting from a broader product offering and market base, and enhanced technical capabilities. The acquisition of RecepTec should allow Laird to exploit further the division's revenues from the automotive market. The vertical integration of RecepTec's design, marketing and sales capabilities with Laird Technologies' own design and manufacturing skills should provide further benefits and enhance the growth opportunities of both businesses benefiting from a broader product market offering and enhanced technical capabilities.

The Board believes that over time the enlarged antennae business should benefit from the greater scale of research and development across the combined businesses, as well as the opportunity for cross-fertilisation of antennae technology development. There is also the potential for RecepTec's business to benefit from Laird Technologies' established position in Europe as well as its strong presence in Asia. RecepTec's strong presence in the automotive and transportation segments has the potential to allow cross-selling of Laird Technologies' EMI shielding and thermal management products into those markets.

Laird's financial performance reflects the transformation achieved in recent years. Positive organic revenue growth has been achieved in each of the last three years, while profit before exceptional items, goodwill amortisation and tax on a UK GAAP basis, has increased from £25.2 million in 2001 to £47.1 million in 2004, a compound annual growth rate of 23%. Underlying profit on an IFRS basis, increased by 19% in 2005 compared to 2004. Laird's operating profit margin, on the same basis, more than doubled from 5.4% in 2001 to 11.3% in 2004 (UK GAAP), and increased in 2005 to 12.9% on an IFRS basis.*

* From 2001 to 2004, under UK GAAP, before exceptional items and goodwill amortisation. For 2004 and 2005, under International Financial Reporting Standards, before exceptional items, amortisation for acquired intangible

assets, deferred tax on acquired intangible asssets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

Funding

As at 31 December 2005, net borrowings of the Group amounted to £148.1 million with interest cover for the year of 6.2 times. Since the year end, the net indebtedness of the Group has increased, partly as a result of the acquisitions of Antenex, Inc. and Bandlock Corporation and Balance UK, which have already completed, and RecepTec, which completed earlier today.

In August 2005 the Group replaced £165 million of loan facilities, which were due to expire in 2008, with £195 million of new committed facilities which will expire in 2010 unless an option is exercised to extend the facilities. The option to extend the facility by one year can be exercised in each of the first two years, if both Laird and the corresponding bank agree. These new facilities, together with the Group's US dollar private placement facilities, which generally expire between 2008 and 2016, provide the Group with total committed facilities of £309 million.

Dividends

The Board's policy on dividends is to increase returns to Shareholders progressively over time, reflecting both the underlying profitability of the Laird Group and the cash flow requirements of the business. The New Ordinary Shares will rank pari passu in all respects with the existing Ordinary Shares including for any future dividends paid by the Company.

The Board is recommending a final dividend of 6.45 pence per share, payable to Shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

General

The prospectus providing further details of the Rights Issue and Provisional Allotment Letters will be posted to Shareholders later today. Copies of the prospectus will also be available from The Laird Group Public Limited Company, 3 St. James's Square, London SW1Y 4JU.

3. Information on RecepTec

RecepTec is a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets where demand for these antennae has been growing strongly. Through its facilities near Detroit, Michigan, USA and near Hannover, Germany, it is a leading supplier to automotive manufacturers ("OEMs") in both these regions and is also a leading supplier into the North American retrofit and retail markets (the "aftermarket"). RecepTec's business is focused on the development of technology and the provision of integrated design solutions to its customers, with product manufacture currently outsourced to suppliers including Laird Technologies.

The consideration payable for the acquisition of RecepTec is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit and profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

RecepTec has a wide range of antennae products, covering Global Positioning System, FM/AM radio, Digital Audio Broadcast radio, TV, Bluetooth and cellular antennae. The majority of its revenues is currently derived from Satellite Digital Audio Radio Services ("SDARS") antennae for the satellite radio market. SDARS automotive antennae are a complex, evolving technology in which RecepTec has established product leadership and strong customer relationships, which enabled it to capture a high market share and deliver significant revenue growth in 2005.

Rapid end market growth for RecepTec's products in the North American market is being driven by increased installation of satellite radio by OEM customers as well as increased uptake rates for hardware installation into the aftermarket. Since its launch in mid 2001, demand for satellite radio has demonstrated strong growth in the US market, attracting more than 9 million subscribers by the end of 2005. This market growth is expected to continue due to:

- increased roll out of satellite technology on US vehicles by the manufacturers themselves (which are now actively promoting this product); and

- increased customer demand through awareness of the product, improvements in the quality of programming and reduced installation costs.

RecepTec's main OEM customers include Audi/Volkswagen, BMW, DaimlerChrysler, GM and Ford. RecepTec also supplies, or has recently supplied, Honda, Hyundai and Kia. RecepTec's design and technology leadership, together with its links to key OEMs gives it a strong market position and it should be well placed to capture future sales growth. Of RecepTec's 2005 revenue, approximately 75% was from OEMs and 25% from the aftermarket.

Sales in North America are complemented by a strong presence in the European region, which makes up approximately one third of sales. The European market is less developed than North America and a significant proportion of sales to European manufacturers currently relates to vehicles exported into North America. Potential opportunities for future growth exist in markets outside North America and Europe, where satellite radio is expected to be launched in India and China; through expanding RecepTec's OEM customer base and through expansion of its product offering into active/passive safety, and intelligent transportation, systems antennae where RecepTec already possesses the applicable technology.

RecepTec was owned by its founders, George Caston and Bernd Leinwetter, a number of senior employees and a consortium of investors including Lear Corporation, PPG Industries and Kathrein-Werke KG. Messrs. Caston and Leinwetter have entered into employment agreements with Laird Technologies for two years. The remaining management of RecepTec are staying with the business, which will be operated as a unit of Laird Technologies, including those manufacturing operations within Laird Technologies which have hitherto supplied RecepTec.

4. Audited results for the year ended 31 December 2005

Results

Laird has made further good progress in 2005, and has again delivered positive organic revenue growth together with good growth in underlying profits and earnings.

Total Group revenue in 2005 was £508.7 million, 9% up on the £468.0 million of total revenue in 2004. Revenue from continuing operations, that is including acquisitions but excluding the disposals made in 2004 and 2005, was £490.3 million, up 42% on the £345.5 million in 2004. Underlying organic revenue growth from continuing operations was 7%.

Underlying profit before tax was £55.1 million in 2005, 19% higher than £46.4 million in 2004. The Group's underlying operating profit margin increased to 12.9%, from 11% in 2004 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before taxation from continuing operations after exceptional items, the amortisation of acquired intangibles and the fair valuing of financial instruments, in 2005 was £34.3 million compared with £40.6 million in 2004.

Underlying earnings per share in 2005 were 28.9 pence, 10% up on the 26.3 pence in 2004.

Exceptional costs of £15.5 million were incurred in the year (2004: nil). This was largely as a result of the restructuring of Laird Technologies' Swedish antennae operations and their relocation to Central Europe and of Laird Security Systems' UK window hardware business and the resultant relocation to China, all as originally planned, together with the effects of the Pennsylvania flood in April 2005 and the £4.0 million lease provision made consequent upon the disposal of the business of Permacell Finesse in September.

Net borrowings at the year end were £148.1 million (2004: £118.6 million), representing 52% of shareholders' funds. Interest cover for the year was 6.2 times. There was a trading cash inflow in the year of £34.0 million, compared with an inflow of £24.3 million in 2004. There was a net cash outflow on acquisitions and disposals of £29.1 million compared with £77.3 million in 2004, additional contributions above the normal funding level in 2005 of £1.8 million into the Group's defined benefit pension schemes of £5.8 million, and a cash spend on exceptional items of £4.7 million compared with £2.6 million in 2004.

Continuing dividend growth

In light of the strong results for 2005, the Board is recommending a final dividend of 6.45 pence per share, payable to Shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

Laird Technologies

Year ended 31 December	2005 £m	2004 £m	Growth
Revenue	259.4	142.8	82%
Underlying operating profit*	37.7	20.7	82%

*Before exceptional items and amortisation of acquired intangibles

Partners in design

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries, including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird believes that Laird Technologies is the global market leader in the design and supply of both EMI shielding solutions and wireless cellular handset antennae; it also has an increasing presence in the emerging applications of telematics and Wi-Fi. Laird has also established a growing presence in the design and supply of thermal management products and solutions for electronic devices. Its products, often co-designed in conjunction with its customers, are critical in protecting or enhancing the performance of electronic devices.

As leading global electronics manufacturers look to focus their internal processes around brand management and sales generation, they look increasingly to Laird Technologies to provide a more comprehensive suite of products, design engineering and testing, as well as integration with their global supply chain and research and development.

Strong growth in revenues and profits

In markets that generally remained buoyant in 2005, Laird Technologies benefited particularly from the strong demand for its EMI shielding and antennae products for the cellular handset market, where industry commentators believe that global unit handset shipments increased by approximately 20% compared with 2004, to approximately 820 million units.

Revenue grew by some 82% in the year to £259.4 million compared with £142.8 million in 2004. This strong growth in revenues was the result of acquisitions, most notably that of Centurion Wireless Technologies which was acquired in October 2004, and the organic revenue growth of 15% achieved in the year.

EMI product line revenues were £135.0 million in 2005, with organic revenue growth of 16%. Antennae revenues were £103.0 million, with organic revenue growth of 36%, while revenues from the lower margin power products were £9.0 million, a decline of 58% organically as programmes became end-of-life and were not replaced. Thermal products revenues were £12.0 million in the year, with the business undergoing a period of consolidation.

Underlying operating profits also grew by some 82%, to £37.7 million, compared with £20.7 million in 2004, as a result of the organic revenue growth, the benefits of acquisitions and the increased levels of production from lower cost countries. Operating margins were maintained, at 14.5%, despite the acquisition of Centurion's lower margin businesses which have a higher "bought in" materials content compared to Laird Technologies' EMI shielding and thermal products.

Benefits of strategic acquisitions

Laird Technologies made two acquisitions in 2005. Cateron, based in Taiwan and with a manufacturing facility in China, was acquired in January for approximately £13.0 million and has performed ahead of expectations. Cateron is believed to be the leading supplier of EMI shielding, fabric over foam gaskets and tape to the global PC notebook market. Its strong position with Taiwanese Original Design Manufacturers has the potential to provide sales of antennae and thermal products and to provide a full service design and supply offering.

The acquisition of Melcor, for approximately £11.0 million, was completed in October 2005. Melcor has facilities in New Jersey, USA and Quanzhou, China. The Company designs and produces thermoelectric coolers, which actively transport thermal energy across a semiconductor junction coupled with electron flow, expanding Laird Technologies' existing thermal product range and broadening its served markets.

The acquisition of Antenex, Inc., for approximately £9.7 million, was announced on 8 March 2006. Antenex Inc. designs and manufactures a range of antennae products for communications in the transportation, defence, public safety, system and medical sectors, complementing Laird Technologies' existing antennae product offering.

Centurion Wireless Technologies, acquired in October 2004, also performed ahead of expectations. Cost synergies of $5.0 million in 2006, announced at the time of the acquisition, are still expected to be achieved, while the first "synergy" sales have been made. Laird Technologies, including Centurion, shipped 170 million cellular antennae units, a growth of 23% compared with Centurion's shipments in 2004, as a result of strong market demand and market share gains. Strong growth was also achieved in telematics and other wireless antennae shipments. In October 2005 Centurion reached a milestone with the shipping of its one billionth wireless handset antenna.

Operational and geographic development

Asia continues to be of increasing importance to Laird Technologies, both as a growing market and as a low cost manufacturing base, and is also becoming increasingly important as a design and development centre. In 2005, 50% of Laird Technologies' revenues by destination were from Asia (2004: 45%) and 55% of revenues by origin (2004: 33%). At the end of 2005, Laird Technologies had approximately 6,600 employees, of whom 75% were in Asia, the majority in China.

In China, construction of a new 35,000 square metre facility in Shenzhen was completed by the year end, and it is expected that the facility will become operational during the first half of 2006 focusing initially on EMI shielding products. A global production tooling centre for Laird Technologies is also being established there.

Construction of a new 23,000 square metre facility in Beijing for production of wireless handset antennae, and incorporating a major design centre, is well under way, and is expected to be operational by June 2006.

Further expansion in Tianjin will support growth in the production of shielding products for the wireless handset market, as well as thermally or electrically conductive elastomer ("ECE") products and materials. It is expected that from early 2006, the manufacture of ECE products for Asia will be relocated to Tianjin from the USA and Europe. Additional production space was secured in Shanghai to support the increased output of board level shields for the wireless handset market.

Elsewhere in Asia, a new production facility was established in Johor Baru, Malaysia, to provide shielding products for wireless handsets. In Korea two facilities have been consolidated into a new facility in Seoul, to create a single design and sales support centre for all Laird Technologies' products. In Taiwan, facility consolidation has taken place following the acquisition of Centurion and Cateron. Antennae design, prototyping and testing capabilities will be established in both Korea and Taiwan in 2006 to support local customers.

In the USA, the EMI shielding plant in Pennsylvania closed by flood damage in April 2005 was re-opened and order intake was restored. Approximately 20% of the pre-flood production has been relocated permanently to other Laird Technologies facilities, and the head count has reduced by approximately one third. A new flood protection levee has been constructed on site.

In Europe, the two UK facilities were consolidated into one, and the majority of UK manufacturing relocated to Liberec in the Czech Republic where production continues to be expanded. Liberec now supplies the majority of European EMI shielding products. Almost all antennae production from Sweden has been relocated to Beijing, China and to a new facility in Szombathely, Hungary, to supply the Central European electronics manufacturing centres of Laird Technologies' customers.

A new facility is planned for Reynosa, Mexico during 2006, initially for antennae production but with the ability to expand to cover other products, and a feasibility study in 2006 will assess the potential for a similar facility in India.

Technical development

During 2005 Laird Technologies continued to expand and develop its technology capabilities with approximately 370 patents issued and 180 pending and some 280 engineers and technologists were employed worldwide at the year end.

New EMI shielding products under development or commercialised during 2005 included "Eco Green", a fabric over foam product for the consumer electronics industry and the development of a range of mould-in place environmental gaskets.

In antennae, Laird Technologies continues to develop new integrated antennae modules, including the first software controlled antennae, to cope with the increasing complex demands for multiple applications. New antennae products included an enhanced, ceramic based production line for non-cellular frequencies.

A number of new thermal interface products including specialist thermally conductive greases, are being developed. In August, Laird Technologies' T-Pli2000(R) series gap filler was selected by NASA for use aboard the space shuttle Discovery. Following the acquisition of Melcor, a new range of enhanced thermoelectric coolers to improve thermal and mechanical performance is planned.

Extending global leadership

Laird Technologies had another successful year in 2005. Its close customer relationships, its increasingly broad product offering, its expanding base of technical expertise and its well established, but still growing, low cost manufacturing base, is expected to provide a sound platform from which to extend further its global leadership positions during 2006.

Laird Security Systems

Year ended 31 December	2005 £m	2004 £m	Growth
Revenue	230.9	202.7	14%
Underlying operating profit*	28.1	26.7	5%

*Before exceptional items and amortisation of acquired intangibles

Innovative home improvement solutions

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products include window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

In recent years the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Benefits of broad market spread

Laird Security Systems' markets were mixed in 2005. In the UK the overall housing market slowed, as did the renovation market, while the markets for replacement windows and conservatories were particularly hard hit. In contrast,

the UK social housing market, where Laird Security Systems is a major supplier of composite doors, remained buoyant.

In the USA, the market overall continued to be favourable across all of Laird Security Systems' product lines. In particular the renovation market remained relatively buoyant, as geographically did the Southern US and West Coast markets overall.

Laird Security systems delivered a solid performance in 2005, with continuing revenue up 14% to £230.9 million in the year, compared with £202.7 million in 2004. Organic revenue growth was flat overall for Laird Security Systems as a whole, with a decline of 10% in the UK being offset by positive organic growth of 15% in the USA.

UK revenue from continuing businesses in 2005 was approximately £131.0 million. Of this, 29% represented window hardware, 27% doors, 22% door hardware, and 12% windows and conservatories.

USA revenue in 2005 was approximately £100.0 million. Of this, 60% represented window hardware, 18% seals, 12% door hardware and 10% uPVC extrusions.

Laird Security Systems was again able to show underlying profit growth, of 5%, despite its mixed markets and the adverse impact of commodity prices. Underlying operating profits for 2005 were £28.1 million, compared with £26.7 million in 2004. Operating margin for the year was 12%.

Commodity prices remained volatile overall. Through carefully managing the relationship between input and output pricing, Laird Security Systems was able to contain the adverse effect of higher commodity prices in the year to some £1.0 million.

Portfolio repositioning

In May 2005, Laird Security Systems consolidated its position as the largest UK provider of composite doors to the growing social housing and Housing Association market with the acquisition of Securidor for approximately £6.0 million. This followed the acquisition of Intron in 2003 and Lindman in 2004 and increases further the product range offered to this growing market.

In September 2005, the acquisition of Builders Hardware in California, for approximately £6.0 million, provided an expanded presence in the growing West Coast market and complements the existing door hardware product range in the USA. Profitability should be enhanced by re-sourcing the majority of Builders Hardware's existing product lines to our and our partner suppliers' operations in China.

The acquisition of Builders Hardware was supplemented by the acquisition of Bandlock Corporation in March 2006 for approximately £10.1 million. Bandlock Corporation is a California-based seals and extrusion business, which will provide Laird Security Systems not only with the benefits of a broader product offering close to customers on the US West Coast, but will also complement its existing US seals and extrusions businesses.

Balance UK, acquired on 1 March 2006, supplies a range of heavy duty window balances. This will enhance the product range of Laird's US operations, to which Balance UK will report, allowing sales of these window balances to Laird's existing US customers.

The disposal of the business of Permacell Finesse in the UK, an extruder of rigid uPVC window profiles and cellular uPVC products, was completed in September 2005. Laird Security Systems had a relatively small market share in this business segment, which was also under significant price pressure as a result of high oil and resin prices.

The business was facing increasingly difficult trading conditions, and recorded an operating loss in the year of £0.2 million through the point of sale. Following certain post closing adjustments, the net proceeds received were approximately £5.0 million.

The effect of these acquisitions and the disposal has been to continue to reposition Laird Security Systems towards higher growth markets, particularly in the USA, in line with the Group's strategy. It is expected that this overall strategy will continue to be pursued.

Operational and geographic development

In response to market conditions, headcount in the UK window hardware and components businesses was reduced by some 300 during the year, or some 35% of the combined total in these businesses. The hardware facility in Essex was downsized significantly, with the majority of manufacturing being re-sourced to China. At Laird Lifestyle Products, manufacturing operations were consolidated further, to improve efficiencies and provide a greater emphasis on marketing and product positioning.

In the UK composite door business, the three sites resulting from acquisitions in this sector will be consolidated into two in the first half of 2006, with a capacity expansion at one of the facilities scheduled for completion at the end of the first quarter of 2006. These actions, together with Laird Security Systems' technical capabilities and broad product range, should leave this business well placed to take advantage of the continuing market growth expected in this sector.

In the USA, the window hardware, door hardware, weather seals and uPVC extrusions businesses each had an excellent year, with each product line showing good growth. The capacity expansion at the seals business in the North Eastern US, which was commenced in 2004, became fully operational in 2005. In 2006, capacity of door hardware in the Mid Western US, and of window hardware in the South Eastern US, will be expanded to allow Laird to service increasing demand from customers.

Laird Security Systems in the USA is benefiting from the growing renovation and improvement market, through favourable product trends in its main market segments, and through market share gains, both directly and through the continuing consolidation of its customer base. Laird Security Systems' design capabilities and its high levels of customer service remain key to its success in North America.

In Asia, sales of products manufactured in Asia grew by approximately 15% in 2005. The facilities in Ningbo, China, were expanded during the year. Sourcing from partner suppliers was also expanded; these suppliers are integrated into Laird Security Systems' supply chain, which provides them with engineering expertise, specialised investment and quality control.

Innovation

Laird Security Systems maintained its focus on product innovation and development, continuing to develop its intellectual property portfolio, while acting aggressively to defend successfully a number of attempted patent infringements. There were sales in 2005 from the new Springback sealing product range, innovative new window balance designs, and an increasing range of multipoint locks, all developed since 2003. Laird Security Systems continues with its product innovation and new designs, both to differentiate itself from its competitors and to provide enhanced functionality for its customers.

Design teams in the UK and the USA are being integrated with the engineering, tooling and prototyping capabilities that are now firmly established in Asia. As a result of this initiative, an innovative new range of window hardware products will be introduced into the US market during 2006 and 2007.

Laird Security Systems is targeting its product development to benefit from three macro trends which it sees emerging over the next few years. One is more demanding construction standards in North America, to reduce hurricane damage. A second is higher security allied to ease of use, including electronic access controls, which is seen to be particularly applicable as demographic trends move towards an increasingly ageing population. A third is the expected trend towards even greater insulation and thermal efficiency, as governments and consumers adjust to higher energy prices.

Development of the strategy

Laird Security Systems has continued to provide innovative local solutions to its customers allied to what are believed to be industry leading service levels on a global basis, underpinned by a still expanding low cost engineering and manufacturing capability in Asia. Within the division there is now a much broader presence in a range of markets, products and sales channels, allowing the division to continue its record of profitable growth despite increased commodity prices and some weaker market sectors. Laird Security Systems is reducing its exposure to the mature UK window market and continuing its repositioning to higher growth markets, particularly in North America.

Maintaining the momentum of the Group

Laird has made further progress during 2005, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to focus the Group on its two high quality divisions, both of which have opportunities for growth, together with the investments that have been made to strengthen and develop each of them and to broaden their product and market spread, have again allowed the Group to move forward. The Group intends to continue to pursue and implement this strategy, and is well positioned to make further progress in 2006.

N.J. Keen P.J. Hill

Chairman Chief Executive

Finance Director's Report

International Financial Reporting Standards

The 2005 results have been reported using IFRS accounting policies.

Revenue

Total revenue increased from £468.0 million to £508.7 million in 2005. Revenue from continuing operations increased from £345.5 million in 2004 to £490.3 million in 2005. Revenue from continuing operations increased by 42%.

Revenue from discontinued operations in 2004 was £122.5 million and includes £91.9 million of revenue from Laird Plastics, which was divested in October 2004 and £30.6 million of revenue from Permacell Finesse (PFL) which was divested in September 2005. Revenue from PFL in 2005 up to the date of its disposal was £18.4 million.

Organic growth from continuing operations was 7% and is measured by restating 2005 revenue at 2004 exchange rates and comparing it to revenue in 2004 after including revenue in 2004 for the acquired businesses in the equivalent period not in our ownership. Laird Lifestyle Products revenue is excluded from the calculation as it was purchased from a receiver in September 2004 and was subsequently restructured significantly with a number of product lines being discontinued.

Profit for the year

Profit on ordinary activities before taxation, from continuing operations, was £34.3 million (2004: £40.6 million). After taxation of £9.0 million (2004: £10.4 million) and after the loss from discontinued operations of £5.1 million (2004: £7.0 million profit), profit for the year was £20.2 million (2004: £37.2 million).

Underlying profit before tax in the year was £55.1 million (2004: £46.4 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on sale of businesses and the impact arising from the fair valuing of financial instruments as set out in note 5.

Under the Group's IFRS accounting policies, certain development costs (£2.4 million) have been capitalised and these are partly offset by an increase in the charge (£0.8 million) made for share based payments. The net impact is that underlying profits in the year on an IFRS basis are £1.6 million higher than they would have been under UK GAAP.

Finance costs

Finance costs, net of a fair value adjustment of £1.1 million, were £10.5 million compared to the £5.6 million in 2004, the increase due largely to the funding costs of the acquisitions and to higher US dollar interest rates.

Taxation

The tax charge is equivalent to an average tax rate of 17.3% on underlying profit before tax and is marginally higher than the 17.2% for 2004 (note 6). Profits in the USA are subject to a relatively low charge and should remain so for many years due to tax deductions for amortised goodwill resulting from acquisitions in past years. A growing proportion of profits are also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in note 6.

Earnings

Underlying profit before tax was 19% up on 2004 and with more shares in issue, underlying earnings per share were up by 10% (note 9). Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill.

Basic earnings per share from continuing operations were 16.0p (2004: 20.7p) and 12.8p (2004: 25.5p) on profit for the year.

Cash flow

There was a healthy trading cash flow surplus of £34.0 million in the year.

Analysis of cash flow

	£m
Operating profit - continuing	65.8
- discontinued	(0.2)
Depreciation/asset disposal gain	12.8
Other non cash	(0.8)

	77.6
Increase in working capital*	(14.0)
Capital expenditure less disposals	(17.1)

Interest	(10.3)
Taxation	(2.2)
Trading cash flow surplus	34.0
Dividends	(14.9)
Net cost of acquisitions and disposals	(29.1)
Exceptional costs	(4.7)
Pension contributions above the normal level	(5.8)
Share issues	3.5
Exchange translation movement	(12.5)
Increase in net borrowings	(29.5)

* After adjusting for accruals on exceptional items of £5.0 million in 2005.

An increase in trade debtors has contributed to the rise in working capital due in part to higher levels of activity but also due to the increasing proportion of the Group's revenues generated in Asia where terms of payment are longer. In addition, some of the increase in working capital arose at PFL which was sold part of the way through the year when working capital levels were higher than would be expected to be the case at the year end.

Capital expenditure of £17.1 million was £4.3 million in excess of depreciation largely due to expansions in capacity to meet demand, with much of the excess occurring in Asia, and in particular in plants supplying products in China for the cellular handset markets.

Cash tax payments were lower than the tax charge due largely to tax repayments in respect of previous years.

Overall, there was a £29.5 million increase in net borrowings as the trading cash surplus was more than offset by dividend payments, the net spend on acquisitions and disposals and by translation movements following the strengthening of the US dollar.

Net borrowings and debt facilities

Net borrowings at the year end increased by £29.5 million compared to 2004, to £148.1 million. As much of the Group's borrowings are in US dollars and the US dollar has strengthened since the end of 2004, £12.5 million of the increase is due to the translation of borrowings using the US dollar rate at the end of December 2005.

In August 2005, the Group replaced £165 million of bilateral loan facilities which were due to expire in 2008 with new committed facilities of £195 million which will expire in August 2010 unless an option is exercised to extend the facilities. The option to extend the facility by one year can be exercised in each of the first two years, if both Laird and the corresponding bank agree. These new facilities, together with the Group's US dollar private placement facilities which generally expire between 2008 and 2016, provide the Group with committed facilities totalling £309 million.

Currency

The Group's revenue and profits are affected by currency movements on translating overseas revenue and profits into sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods or services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US dollar.

The average exchange rates during the year for the US dollar were 1.82 (2004:

1.83), 1.46 for the Euro (2004: 1.48) and 14.90 for the RMB (2004: 15.18). Average exchange rates in 2005 were not significantly different to 2004 so there was little impact on profits.

The difference in year end exchange rates between 2004 and 2005 for the US dollar and the RMB was more marked with the closing rate for the US dollar in 2005 at 1.72 (2004: 1.92) and for the RMB 13.85 (2004: 15.89). The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans. Due regard is given to the adequacy of the capitalisation levels of foreign subsidiaries and tax considerations in order to obtain relief for interest charges. The translation impact of exchange rate movements at the end of 2005 compared with the end of 2004 increased shareholders' funds by £21.7 million.

Pensions

The Group's defined benefit pension schemes' deficit, measured in accordance with IAS 19, has increased from £14.8 million at the beginning of the year to £16.4 million at the end of the year. Asset values increased by £4.5 million over and above the returns on assets of £4.3 million assumed in the charge to the Income Statement and £5.8 million of additional contributions above the normal contribution level of £1.8 million were paid in. However, these were more than offset by changes in the assumptions used to calculate liabilities; the bond rate used to discount liabilities was reduced from 5.4% in 2004 to 4.75%, adding £9.3 million to liabilities and more conservative mortality assumptions were adopted in moving to the "medium cohort" which added a further £4.6 million to liabilities.

Shareholders' funds

Shareholders' funds at the 2005 year end were £284.3 million (2004: £260.2 million). Profit for the year was £20.2 million to which must be added exchange gains on translation of overseas assets but from which must be deducted dividends paid of £14.9 million and an actuarial increase in the net pension liabilities of £7.9 million.

Group income statement
for the year to 31 December

Note		2005 £m	2004 £m
	Continuing operations		
	Revenue	490.3	345.5
	Operating profit before amortisation of acquired intangible assets and exceptional items	65.8	47.4
	Amortisation of acquired intangible assets	(4.4)	(1.2)
4	Exceptional items	(15.5)	-
3	Operating profit	45.9	46.2
5	Finance revenue	0.8	0.7
5	Finance costs	(11.2)	(6.3)
5	Financial instruments - fair value adjustment	(1.1)	-
5	Other net finance costs - pension	(0.1)	-
	Profit before tax from continuing operations	34.3	40.6
6	Taxation	(9.0)	(10.4)
	Profit for the year from continuing	25.3	30.2

operations

Note			
	Discontinued operations		
7	(Loss) / profit for the year from discontinued operations	(5.1)	7.0
	Profit for the year	20.2	37.2
	Earnings per share		
8	Basic from continuing operations	16.0p	20.7p
8	Diluted from continuing operations	15.9p	20.5p
	Basic on profit for the year	12.8p	25.5p
	Diluted on profit for the year	12.7p	25.2p
	Total revenue		
	Revenue (from continuing and discontinued operations)	508.7	468.0
9	Underlying results*		
	Profit before tax	55.1	46.4
	Earnings per share		
	Basic	28.9p	26.3p
	Diluted	28.6p	26.0p
10	Dividends declared		
	Dividends	15.6	14.6
	Dividend per share	9.75p	9.2p

* Before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

Statement of recognised income and expense
for the year to 31 December

Note		2005 £m	2004 £m
	Profit for the year	20.2	37.2
13	Actuarial losses on retirement benefit obligations	(7.9)	(6.1)
11	Deferred tax	(2.0)	1.3
	Exchange differences on retranslation of overseas net investments	34.5	(18.6)
	Exchange differences on retranslation of loans*	(4.1)	6.3
	Exchange differences on net investment hedges	(8.7)	-
11	Tax on exchange differences	1.8	1.4
	Total income and expense recognised directly in equity	13.6	(15.7)
	Total income and expense recognised during the year	33.8	21.5
	Restatement for the effects of IAS32 and 39	(0.4)	-
	Total income and expense recognised for the year	33.4	21.5

* Exchange differences on retranslation of loans relate to foreign currency loans to overseas subsidiaries.

Group balance sheet
As at 31 December

Note		2005 £m	2004 £m
	Assets		
	Non-current assets		
	Property, plant and equipment	81.6	75.6
	Intangible assets	364.5	313.4
	Deferred tax assets	0.3	-
	Other non-current assets	1.3	1.4
		447.7	390.4
	Current assets		
	Inventories	59.5	57.4
	Trade and other receivables	97.0	81.0
	Income tax receivable	0.3	2.6
	Cash and cash equivalents	23.9	22.2
		180.7	163.2
	Liabilities		
	Current liabilities		
	Borrowings	(6.7)	(6.5)
	Derivative financial instruments	(1.4)	-
	Trade and other payables	(95.9)	(89.1)
	Current tax liabilities	(3.7)	(2.9)
		(107.7)	(98.5)
	Net current assets	73.0	64.7
	Non-current liabilities		
	Borrowings	(165.3)	(134.3)
	Income tax payable	(15.7)	(13.3)
	Deferred tax liabilities	(23.1)	(15.7)
13	Retirement benefit obligations	(16.4)	(14.8)
	Other non-current liabilities	(1.4)	(7.4)
	Provisions	(14.5)	(9.4)
		(236.4)	(194.9)
	Net assets	284.3	260.2
	Capital and reserves		
11	Equity share capital	40.0	39.5
	Share premium	155.5	152.2
11	Retained earnings	91.5	71.4
11	Treasury shares	(2.7)	(2.9)
	Total shareholders' equity	284.3	260.2

Group cash flow statement
for the year to 31 December

Notes		2005 £m	2004 £m
12	Cash flows from operating activities		
	Cash generated from operations	53.1	46.7
	Tax paid	(2.2)	(4.4)

	Net cash flows from operating activities	50.9	42.3
	Cash flow from investing activities		
	Interest received	0.8	0.7
	Acquisition of businesses (net of cash acquired)	(35.7)	(90.9)
	Purchase of property, plant and equipment	(17.1)	(17.9)
	Inflow from sale of businesses	6.9	32.5
	Proceeds from sales of property, plant and equipment	-	2.3
	Net cash flows from investing activities	(45.1)	(73.3)
	Cash flows from financing activities		
	Interest paid	(11.1)	(5.7)
	Net proceeds from issue of ordinary share capital	3.5	1.5
	Proceeds from borrowings	16.0	34.0
	Dividends paid to shareholders	(14.9)	(13.0)
	Net cash flows from financing activities	(6.5)	16.8
	Effects of movements in foreign exchange rates	1.8	(0.4)
	Increase in cash and cash equivalents for the year	1.1	(14.6)
12	Cash and cash equivalents at 1 January	20.6	35.2
12	Cash and cash equivalents at 31 December	21.7	20.6

Notes to the financial statements
for the year ended 31 December

1 Segmental analysis

Primary reporting format - business segments

	Laird Technologies		Laird Security Systems		Laird Plastics		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations								
Revenue	259.4	142.8	230.9	202.7	-	-	490.3	345.5
Segment result before:	37.7	20.7	28.1	26.7	-	-	65.8	47.4
Amortisation of acquired intangible assets	(4.4)	(1.2)	-	-	-	-	(4.4)	(1.2)
Exceptional items	(5.9)	-	(9.6)	-	-	-	(15.5)	-
	27.4	19.5	18.5	26.7	-	-	45.9	46.2
Finance revenue							0.8	0.7
Finance costs							(12.4)	(6.3)

Profit before tax							34.3	40.6
Taxation							(9.0)	(10.4)
Profit for the year from continuing operations							25.3	30.2
Discontinued operations								
Revenue	-	-	18.4	30.6	-	91.9	18.4	122.5
Segment result	-	-	(0.2)	1.4	-	3.1	(0.2)	4.5
(Loss) / profit on disposal	-	-	(7.8)	-	-	3.6	(7.8)	3.6
(Loss) / profit before tax	-	-	(8.0)	1.4	-	6.7	(8.0)	8.1
Taxation	-	-	2.9	(0.2)	-	(0.9)	2.9	(1.1)
(Loss) / profit for the year from discontinued operations	-	-	(5.1)	1.2	-	5.8	(5.1)	7.0
Profit for the year							20.2	37.2
Segment assets	488.8	410.0	139.1	139.2	-	-	627.9	549.2
Unallocated assets	-	-	-	-	-	-	0.5	4.4
Total assets	488.8	410.0	139.1	139.2	-	-	628.4	553.6
Segment liabilities	88.8	76.1	41.2	40.9	-	0.5	130.0	117.5
Unallocated liabilities								
- corporate borrowings	-	-	-	-	-	-	168.4	136.7
- other	-	-	-	-	-	-	45.7	39.2
Total liabilities	88.8	76.1	41.2	40.9	-	0.5	344.1	293.4
Other segment items								
Capital expenditure	14.8	9.6	5.6	6.6	-	0.6	20.4	16.8
Acquisition of assets	23.7	142.4	8.3	20.1	-	-	32.0	162.5
Total additions	38.5	152.0	13.9	26.7	-	0.6	52.4	179.3
Depreciation	7.0	4.9	5.8	5.9	-	0.6	12.8	11.4
Amortisation of intangible assets	4.4	1.2	0.2	-	-	-	4.6	1.2

1 Segmental analysis (continued)

There are no sales between primary reporting segments - all revenue arises from external sales.

Secondary reporting format - geographical segments

The Group manages its business segments on a global basis. The operations are based in four main geographical areas. The parent company is resident in the UK. The main operations in the principal territories are as follows:

UK, Continental Europe, North America, Asia and Rest of World.

The segment revenue analysis in the table below is based on the location of the customer. Segment assets and additions are based on location of production.

	Segment revenue		Segment assets		Total additions	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Continuing operations						
United Kingdom	144.6	119.4	97.7	90.4	8.3	22.3
Continental Europe	59.3	31.6	57.8	63.8	1.9	3.3
North America	175.9	133.5	394.2	325.9	21.5	149.1
Asia	99.5	56.8	78.2	51.6	20.5	2.9
Rest of World	11.0	4.2	-	-	-	-
	490.3	345.5	627.9	531.7	52.2	177.6
Discontinued operations						
United Kingdom	17.6	30.6	-	17.5	0.1	1.1
Continental Europe	0.8	-	-	-	-	-
North America	-	91.9	-	-	-	0.6
	18.4	122.5	-	17.5	0.1	1.7
Unallocated	-	-	0.5	4.4	0.1	-
	508.7	468.0	628.4	553.6	52.4	179.3

2 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the year. The principal rates used were as follows:

	Average		Closing	
	2005	2004	2005	2004
Euros	1.46	1.48	1.45	1.41
US Dollars	1.82	1.83	1.72	1.92
Renminbi	14.90	15.18	13.85	15.89

3 Operating profit before finance costs and tax

	2005	2004
	£m	£m
Revenue	490.3	345.5
Cost of sales	(360.7)	(251.7)
Gross profit	129.6	93.8
Administration expenses	(83.7)	(47.6)
Operating profit before finance costs and tax	45.9	46.2

Included in administration expenses are £15.5m (2004: £nil) of exceptional items as described in note 4 to the financial statements and £4.4m (2004: £1.2m) of amortisation relating to acquired intangible assets.

	2005 Continuing operations	2005 Discontinued operations	2004 Continuing operations	2004 Discontinued operations
	£m	£m	£m	£m
Profit for the year is				

stated after charging the following items:				
Staff costs	126.1	3.5	85.7	15.3
Cost of inventories recognised as an expense (included in cost of sales)	289.4	11.1	178.6	88.5
Exceptional items	15.5	-	-	-
Research and development expenditure				
- incurred	16.0	-	7.7	-
- capitalised	(2.6)	-	-	-
Depreciation and amortisation				
Property, plant and equipment	12.0	0.8	9.6	1.8
Intangible assets	4.6	-	1.2	-
Operating lease rentals				
Hire of plant and machinery	2.5	-	1.6	-
Other	5.5	-	4.0	-
Auditors' remuneration *				
Audit fees	0.9	-	0.8	-
Tax fees				
- Compliance services	0.5	-	0.6	-
- Planning services	0.6	-	0.6	-
Other services	0.2	-	0.1	-

* In addition, fees of £0.8m (2004: £1.1m) for services largely in respect of acquisitions and disposals were paid to the auditors but not charged against operating profit. Total fees paid to the auditors were £3.0m (2004: £3.2m).

Fees for non audit related services were as follows:

	2005	2004
	£m	£m
Services supplied to the Company	0.1	0.1
Services supplied to other Group subsidiaries	2.0	2.3
	-------	-------
	2.1	2.4
	-------	-------

4 Exceptional items

	2005	2004
	£m	£m
Laird Technologies		
Flood costs, before insurance proceeds	4.5	-
Insurance proceeds	(1.3)	
Restructuring costs	2.7	-
Laird Security Systems (UK)		
Plant closure and restructuring costs	4.8	-
Future rental costs for onerous leases	4.0	
Loss on disposal of business	0.8	-
	----	----
	15.5	-
	----	----

Note

(a) There was a flood at a Laird Technologies plant during the year. Asset write offs and clean up costs incurred amounted to £4.5m. Insurance proceeds of £1.3m have been received.

(b) Laird Technologies incurred restructuring costs of £2.7m largely as a result of the integration of acquired companies including the relocation of production from Sweden to Central Europe.

(c) Laird Security Systems incurred restructuring costs of £4.8m largely relating to the closure of plants in the UK and the transfer of production to China.

(d) Following the sale of the business of Permacell Finesse Limited, an onerous lease provision of £4.0m was made for the site that the business presently occupies and which the Group retains.

(e) The total cash outlay for exceptional costs in 2005 was £4.7m.

(f) The tax effect on exceptional items is £3.6m (2004: £nil).

5 Finance costs and revenues

	2005 £m	2004 £m
Interest expense		
Interest payable on bank loans and overdrafts	3.8	2.5
Interest payable on other loans	6.8	3.3
Other finance charges	0.6	0.5
Finance costs	11.2	6.3
Fair value adjustment on interest rate swap	1.1	-
	12.3	6.3
Interest income	(0.8)	(0.7)

6 Taxation

	2005 £m	2004 £m
(a) Analysis of the tax charge / (credit) for the year		
Current tax		
UK corporation tax - continuing operations	3.0	2.7
- discontinued operations	-	0.2
UK corporation tax	3.0	2.9
Overseas tax - continuing operations	5.7	4.5
- discontinued operations	-	0.9
Adjustments in respect		
of prior years - continuing operations	(0.8)	(2.2)
- discontinued operations	(0.6)	-
Total current tax charge / (credit)	7.3	6.1
Deferred tax		
Continuing operations	2.5	5.4
Discontinued operations	(2.3)	-
Adjustments in respect of prior years	(1.4)	
Total deferred tax charge / (credit)	(1.2)	5.4
Tax charge in the income statement	6.1	11.5

The tax charge in the income statement is disclosed as follows:

Tax charge on continuing operations	9.0	10.4
Tax (credit) / charge on discontinued operations	(2.9)	1.1
	6.1	11.5

(b) Tax included in the statement of recognised income and expense

	2005 £m	2004 £m
The tax charge / (credit) is made up as follows:		
UK corporation tax - exchange differences	(1.8)	(1.4)
Deferred tax		
Actuarial losses on retirement benefit obligations	2.0	(0.9)
Share based payments	-	(0.2)
Property revaluation surplus	-	(0.2)
	0.2	(2.7)

6 Taxation (continued)

(c) Reconciliation of the total tax charge / (credit) for the year

The tax charge / (credit) in the income statement for the year is lower than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are reconciled below:

	2005 £m	2004 £m
Profit before tax from continuing operations	34.3	40.6
(Loss) / profit before tax from discontinued operations	(8.0)	8.1
Profit before tax	26.3	48.7
Profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2004 30%)	7.9	14.6
Effects of:		
Expenses not deductible for tax purposes	2.6	0.9
Benefits of special tax status	(6.1)	(2.4)
Overseas tax rate differences	2.6	1.2
Adjustments in respect of prior years	(2.8)	(2.2)
Unrelieved tax losses	1.5	-
Other	0.4	(0.6)
Total tax expense reported in the income statement	6.1	11.5

(d) Factors that may affect future tax charges

Since the Group operates internationally, it is subject to income taxes in many different tax jurisdictions. The Group's average expected tax rate is a weighted average of the tax rates in the tax jurisdictions in which the Group operates

and may vary depending upon results in each jurisdiction.

7 Discontinued operations

Laird Security Systems divested its window systems business in September 2005. Operating losses were £0.2m in 2005 up to the date of disposal (2004: profit £1.4m). The loss on disposal in 2005 was £7.6m. In October 2004, Laird Plastics was divested and up to the date of its disposal it had operating profits of £3.1m before tax and a tax charge of £0.9 m.

	2005 £m	2004 £m
Results from discontinued operations:		
Revenue	18.4	122.5
Operating (loss) / profit	(0.2)	4.5
Taxation	-	(1.1)
(Loss) / profit after tax from discontinued operations	(0.2)	3.4
(Loss) / profit on disposal of businesses:		
(Loss) / profit on current year disposals	(7.6)	7.4
Loss on prior year disposals	(0.2)	(3.8)
Taxation	2.9	-
(Loss) / profit after tax on disposals	(4.9)	3.6
(Loss) / profit from discontinued operations	(5.1)	7.0

8 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year divided by the daily average of the number of shares in issue during the year. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable in respect of the acquisition in 2004 of Centurion Wireless Technologies, Inc.

	2005 Continuing £m	2005 Discontinued £m	2005 Total £m	2004 Continuing £m	2004 Discontinued £m	2004 Total £m
Profit after tax	25.3	(5.1)	20.2	30.2	7.0	37.2
	No. of shares (m)	No. of shares (m)	No. of shares (m)	No. of shares (m)	No. of shares	No. of shares (m)
Basic weighted average shares	157.9	157.9	157.9	145.6	145.6	145.6
Options	1.4	1.4	1.4	1.5	1.5	1.5
Contingent shares	0.3	0.3	0.3	0.4	0.4	0.4
Fully diluted weighted						

average shares	159.6	159.6	159.6	147.5	147.5	147.5
	Pence	Pence	Pence	Pence	Pence	Pence
Basic earnings per share	16.0	(3.2)	12.8	20.7	4.8	25.5
Fully diluted earnings per share	15.9	(3.2)	12.7	20.5	4.7	25.2

9 Underlying results

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the period is equivalent to 17.3% (2004: 17.2%) of underlying profit.

	2005 £m	2004 £m
Profit for the year	20.2	37.2
Loss / (profit) before tax on sale of businesses	7.8	(3.6)
Taxation from discontinued operations	(2.9)	1.1
Taxation from continuing operations	9.0	10.4
Financial instruments - fair value adjustment	1.1	-
Exceptional items	15.5	-
Amortisation of acquired intangible assets	4.4	1.2
Underlying profit before tax	55.1	46.4
Underlying tax charge (see below)	(9.5)	(8.0)
Underlying earnings	45.6	38.4
Underlying earnings per share basic	28.9p	26.3p
Underlying earnings per share diluted	28.6p	26.0p

The underlying tax charge is calculated as follows:

	2005 £m	2004 £m
Taxation from continuing operations	(9.0)	(10.4)
Adjustments to calculate underlying tax charge:		
Taxation from discontinued operations	-	(1.1)
Taxation on exceptional items	(3.6)	-
Deferred tax on acquired goodwill and intangible assets	3.1	3.5
Underlying tax charge	(9.5)	(8.0)

10 Dividends paid and proposed

On 15 March 2006 the Board declared, subject to approval from shareholders, a final dividend of 6.45p per share (2004: 6.05p). The final dividend will be paid on 2 June 2006 to shareholders registered on 5 May 2006. Dividends are recorded

in the financial statements in the period in which they are declared and approved as shown in the table below.

	Dividends paid		Dividends declared	
	2005	2004	2005	2004
	£m	£m	£m	£m
Final 2003	-	8.0	-	-
Interim 2004	-	5.0	-	5.0
Final 2004	9.6	-	-	9.6
Interim 2005	5.3	-	5.3	-
Final 2005	-	-	10.3	-
	----	----	----	----
	14.9	13.0	15.6	14.6
	----	----	----	----

	Dividends paid		Dividends declared	
	2005	2004	2005	2004
	Pence	Pence	Pence	Pence
Final 2003	-	5.60	-	-
Interim 2004	-	3.15	-	3.15
Final 2004	6.05		-	6.05
Interim 2005	3.30		3.30	-
Final 2005	-		6.45	-
	----	----	----	----
	9.35	8.75	9.75	9.20
	----	----	----	----

11 Reconciliation of movements in equity

	Ordinary share capital	Share premium	Retained earnings	Translation reserve	Treasury shares	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2004	35.8	106.6	99.9	(37.8)	(2.9)	201.6
Total recognised income and expense for the year	-	-	33.8	(12.3)	-	21.5
Realisation of property revaluation gain	-	-	-	-	-	-
Exercise of share options	0.2	1.3	-	-	-	1.5
Issue of shares on acquisition of businesses	3.5	44.3	-	-	-	47.8
Share based payments	-	-	0.8	-	-	0.8
Dividends paid	-	-	(13.0)	-	-	(13.0)
	----	-----	-----	-----	-----	-----
At 31 December 2004	39.5	152.2	121.5	(50.1)	(2.9)	260.2
Adjustment for implementation of IAS 32/39	-	-	(0.4)	-	-	(0.4)
	----	-----	-----	-----	-----	-----
At 1 January 2005	39.5	152.2	121.1	(50.1)	(2.9)	259.8
Total recognised income and expense for the year	-	-	12.1	21.7	-	33.8
Exercise of share options	0.5	3.0	-	-	-	3.5

Issue of shares on acquisition of businesses	-	0.3	0.3	-	-	0.3
Share based payments	-	-	1.6	-	-	1.6
Treasury shares	-	-	-	-	0.2	0.2
Dividends paid	-	-	(14.9)	-	-	(14.9)
At 31 December 2005	40.0	155.5	119.9	(28.4)	(2.7)	284.3

The investment in Laird shares held by the company ESOP Trust are treated for accounting purposes as treasury shares. At 31 December 2005 the Trust held 1,015,000 shares (2004: 1,015,000 shares) which relate to the Long Term Incentive Plan. The shares held by the Trust had a total market value at that date of £4.3m (2004: £3.2m).

12 Additional cash flow information

Cash generation from operations

Continuing operations	2005	2004
	£m	£m
Net profit after taxation	25.3	30.2
Depreciation and other non-cash items		
Depreciation	12.0	9.5
Amortisation of capitalised development costs	0.2	
Exceptional fixed asset write-downs	2.0	-
Exceptional inventory write-downs	2.1	
Exceptional loss on disposal of business	0.7	-
Profit on disposal of fixed assets	-	(0.4)
Capitalised development costs	(2.6)	-
Share-based payments	1.6	0.8
Amortisation of acquired intangible assets	4.4	1.2
Financial instruments - fair value adjustment	1.1	-
Pension charges	1.3	0.8
Other net finance costs	10.4	5.6
Taxation	9.0	10.4
Pension contributions	(7.6)	(2.2)
Changes in working capital		
Inventories	(0.3)	(12.3)
Trade and other receivables	(9.3)	(8.2)
Trade, other payables and provisions	5.6	7.0
Cash generated from continuing operations	55.9	42.4

Discontinued operations		
Net (loss) / profit after taxation	(5.1)	7.0
Taxation	(2.9)	1.1
Loss / (profit) on disposal of businesses before taxation	7.8	(3.6)
Depreciation	0.8	1.9
Changes in working capital	(3.4)	(2.1)
Cash flow from discontinued operations	(2.8)	4.3
Cash generated from operations	53.1	46.7

Notes

(a) The working capital movement from continuing operations has been reduced by provisions for exceptional items of £5.0m largely relating to an onerous lease provision. The working capital movement increased in 2004 due to exceptional items of £2.6m which were provided for in 2003.

12 Additional cash flow information (continued)

Net cash outflow on acquisitions and disposals

	2005 £m	2004 £m
Acquisition of businesses		
Consideration:		
Cash consideration	(34.1)	(85.4)
Net cash acquired	4.9	5.4
	(29.2)	(80.0)
Deferred consideration paid	(6.5)	(10.9)
Net cash outflow on acquisition of businesses	(35.7)	(90.9)
Borrowings acquired	(0.3)	(18.9)
Disposal of businesses		
Consideration:		
Net cash consideration	6.9	32.9
Net cash disposed of	-	(0.4)
Net cash inflow on disposal of businesses	6.9	32.5

Analysis of movements in net borrowings

Period to 31 December 2005	At 1 January 2005 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2005 £m
Cash at bank	22.2	(0.5)	-	-	2.2	23.9
Overdrafts	(1.6)	(0.2)	-	-	(0.4)	(2.2)
Loans due within one year	(4.7)	4.0	-	(3.0)	(0.5)	(4.2)
Loans due after more than one year	(133.8)	(20.3)	(0.1)	3.0	(13.8)	(165.0)
Finance leases	(0.7)	0.3	(0.2)	-	-	(0.6)
Total	(118.6)	(16.7)	(0.3)	-	(12.5)	(148.1)

Period to 31 December 2005	At 1 January 2005 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2005 £m
Cash at bank	37.3	(14.4)	-	-	(0.7)	22.2

Overdrafts	(2.0)	0.1	-	-	0.3	(1.6)
Loans due within one year	(21.8)	26.2	(7.0)	(3.0)	0.9	(4.7)
Loans due after more than one year	(73.3)	(60.4)	(11.2)	3.0	8.1	(133.8)
Finance leases	(0.3)	0.3	(0.7)	-	-	(0.7)
Total	(60.1)	(48.2)	(18.9)	-	8.6	(118.6)

13 Retirement benefit obligations

Pension schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution types.

Approximately 500 (2004: 650) employees are members of seven different defined benefit schemes and these schemes have approximately 1,900 (2004: 1,800) deferred and current pensioners. The employer contributions made to these schemes during the year was £7.6m (2004: £2.2m).

The total assessed value of the schemes' assets at 31 December 2005 at their market value is estimated at £78.2m (2004: £64.6m) and the liabilities estimated at £94.6m (2004: £79.4m). The resultant aggregate net pension liability under IAS 19 is £16.4m (2004: £14.8m). Since last year equity markets have risen, however this increase has not been sufficient to offset reductions in corporate bond yields and higher longevity assumptions for the schemes' members which impact upon the value of discounted liabilities, resulting in a higher aggregate net pension liability.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under IAS 19 at 31 December were as follows:

	2005 £m	2004 £m
Annuities	10.2	10.4
Equities	41.6	34.8
Gilts and bonds	20.8	17.2
Other including cash	5.6	2.2
Total market value of assets	78.2	64.6
Present value of scheme liabilities	(94.6)	(79.4)
Deficit in the schemes	(16.4)	(14.8)

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.4% per annum (2004: 4.6%) and those for equities at 7.8% per annum (2004: 8.2%). The returns on the annuities match the relevant liabilities.

The mortality assumption used at the year end is based on 92 series tables with a medium cohort allowance for future mortality improvements to 2015 for pensioners and 2025 for non-pensioners. The future life expectancies are around 2 years longer than those assumed at the last year end.

13 Retirement benefit obligations (continued)

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 2.75% per annum (2004: 2.7%), salary increases of 3.75% per annum (2004: 3.7%) and a discount rate for liabilities of 4.75% per annum (2004: 5.4%).

Analysis of the defined benefit cost for the year ended 31 December :

	2005 £m	2004 £m
Current service cost	1.9	2.1
Past service cost	-	-
Gain on settlements or curtailments	(0.7)	(1.3)
Total charge to operating profit	1.2	0.8
Expected return on pension investments	4.4	4.0
Interest on pension liabilities	(4.3)	(4.0)
Total amount of expense relating to finance income	0.1	-
Total charge to income statement before deduction of tax	1.3	0.8

The charge in respect of defined contribution plans was £3.1m during 2005 (2004: £3.3m).

Analysis of the amount recognised in the statement of recognised income and expense ("SORIE"):

	2005		2004	
	% of Plan assets /liabilities	£m	% of Plan assets /liabilities	£m
Actual return less expected return on pension scheme assets	6	4.5	-	(0.1)
Experience (loss) / gain on Plan liabilities	2	1.9	-	-
Loss on change of assumptions	15	(14.3)	8	(6.0)
Total actuarial loss recognised in SORIE	8	(7.9)	8	(6.1)

Changes in the present value of defined benefit pension obligations are analysed as follows:

	2005 £m	2004 £m
As at 1 January	79.4	71.1
Current service cost	1.9	2.1
Past service cost	-	-
Interest cost	4.4	4.0
Employee contributions	0.3	0.3
Actuarial gains and losses	12.4	6.0

Benefits paid	(2.5)	(2.5)
Settlement / curtailment gain	(1.8)	(1.3)
Foreign currency differences	0.5	(0.3)
As at 31 December	94.6	79.4

13 Retirement benefit obligations (continued)

The defined benefit obligation comprises £4.0m (2004: £2.9m) arising from an unfunded plan, and £90.6m (2004: £76.5m) from plans that are wholly or partly funded.

Changes in the fair value of the plan assets are analysed as follows:

	2005 £m	2004 £m
As at 1 January	64.6	61.2
Employer contributions	7.6	2.2
Employee contributions	0.3	0.3
Benefits paid	(2.5)	(2.5)
Expected return on assets	4.3	4.0
Asset gain / (loss)	4.5	(0.1)
Settlement gain / (loss)	(1.1)	-
Foreign currency differences	0.5	(0.5)
As at 31 December	78.2	64.6

Employer contributions of £7.6m during 2005 include £5.8m of additional payments made over and above regular contributions.

History of experience gains and losses:

	2005 £m	2004 £m	2003 £m
Fair value of plan assets	78.2	64.6	61.2
Present value of defined benefit obligation	(94.6)	(79.4)	(71.1)
(Deficit) in the schemes	(16.4)	(14.8)	(9.9)
Experience adjustments arising on plan liabilities	1.9	-	(0.8)
Experience adjustments arising on plan assets	4.5	(0.1)	0.9

The cumulative amount of actuarial gains and losses recognised in the Group statement of recognised income and expense is £14.0m (2004: £6.1m) since 1 January 2004. The directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group statement of recognised income and expense from the date of inception of the company schemes to 31 December 2003.

The Group estimates that the total value of contributions to defined benefit

plans will be £3.2m in 2006, which is expected to include £1.8m of additional contributions to be paid over and above normal contributions.

Within Sweden, the Group operates a plan, included within a multi-employer plan, for its employees which is insured with Alecta. This scheme is a defined benefit plan, but Alecta is currently unable to provide sufficient information to report the Group's proportional share of the defined benefit commitments and the assets under management and expenses associated with the plan. Consequently, Alecta cannot provide the information regarding the Group's proportional share of the surplus or deficit in the plan. As a result, the scheme is reported as if it were a defined contribution plan, although it is actually a defined benefit plan.

14 Other information

The financial information for the year ended 31 December 2005 set out above has been extracted from the 2005 Annual Report and Accounts which have been audited by Ernst & Young LLP who have given an unqualified audit opinion. The Accounts for 2005 are expected to be filed following the Company's Annual General Meeting to be held on 12 May 2006. The Company's 2005 Annual Report and Accounts, including the notice of Annual General Meeting, will be posted to shareholders on 6 April 2006.

The proposed final dividend will be paid on 2 June 2006 to shareholders registered on 5 May 2006.

END

2.4 (ii)

Regulatory Announcement

Go to market news section

Company	Laird Group PLC
TIDM	LARD
Headline	Circ re. Rights Issue
Released	11:56 16-Mar-06
Number	9144Z

16 March 2006

The Laird Group PLC

Circular to Shareholders re Rights Issue

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000.

END

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2.4 (jj)

Regulatory Announcement

Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	08:30 08-Mar-06
Number	4684Z

RNS Number:4684Z
Laird Group PLC
08 March 2006

8 March 2006

LAIRD INCREASES BANDWIDTH IN ANTENNAE SOLUTIONS

The Laird Group PLC ("Laird") announces today the acquisition of Antenex, Inc. ("Antenex"), a privately held business, for an initial cash consideration of $15.0 million (£8.6 million) on a debt free basis, and a deferred payment of $2.0 million (£1.1 million) payable after one year.

Antenex is a leading designer, developer and manufacturer of wireless communications antennae, to exacting electrical and mechanical specifications, for voice, data telemetry, satellite, security, asset location and 2-way radio applications.

In the year ended 31 December 2005 Antenex reported revenues of $11.4 million (£6.5 million), an increase of 29% over 2004, operating profits of $2.2 million (£1.3 million) and profit before tax of $2.1 million (£1.2 million). As at 31 December 2005, Antenex had gross assets of $3.2 million (£1.8 million).

Antenex operates from a facility in Chicago, United States, and employs approximately 80 people. The business and its management will be integrated into Laird Technologies' growing wireless antennae products and solutions business. Antenex's business will benefit from Laird's greater product development and application engineering resources, customer presence and global reach, while expanding Laird's product range and markets served.

Commenting on the transaction, Peter Hill, Chief Executive of Laird, said:

"Our strategy is to establish leading positions and key technologies in our core markets where we see opportunities for growth. With the acquisition of Antenex, we gain new customers and new technologies that will enhance our current and future products for the growing wireless market sectors. As wireless signal integrity becomes increasingly important, the acquisition of Antenex means we will be better able to provide the combined customer base with the solutions they require."

For enquiries:	The Laird Group PLC	The Maitland Consultancy
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

The Laird Group:

Laird is a leading global electronics and security systems group employing some

9,000 people in operations in North America, Europe and across Asia.

Laird Technologies is a global market leader in the design and supply of electromagnetic interference (EMI) shielding, thermal interface products and wireless antennae solutions for all sectors of the electronics industry, including telecommunications, data transfer and information technology, as well as to the automotive, aerospace and defence, consumer electronics, medical and industrial markets. Its products, often co-designed in conjunction with customers, are critical in protecting or enhancing the performance of electronic devices.

Antenex:

Antenex was founded in 1990 by the current owner Don Cislo, who will remain with the business. The business operates from a facility in Chicago, United States and employs some 80 people.

Antenex's products are for a variety of communication markets and include broadband wireless, wireless local and wide area networks (LAN/WAN), Land Mobile Radio (LMR), Global Positioning System (GPS), In Building Wireless (IBW), asset tracking, metering and other specialist antennae products. Antenex has a diverse customer base with the majority of revenues to OEM's and the balance through distributors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2.4 (kk)

Regulatory Announcement

Go to market news section

Company	Laird Group PLC
TIDM	LARD
Headline	Acquisition
Released	07:01 01-Mar-06
Number	1054Z

RNS Number:1054Z
Laird Group PLC
01 March 2006

1 March 2006

The Laird Group PLC announces the acquisition of Bandlock Corporation and Balance UK Limited

The Laird Group PLC ("Laird") has strengthened its Laird Security Systems Division with two "bolt on" acquisitions which will enhance its growing position in the building products market, particularly in the US.

Bandlock Corporation ("Bandlock") has been acquired for a cash consideration of $17.5 million (£10.1 million) on a debt free basis. In the year to 30 September 2005 Bandlock had revenues of $14.0 million (£8.0 million), an increase of 21% over 2004, and generated pro forma operating profits of $3.4 million (£1.9 million). As at 30 September 2005, Bandlock had gross assets of $5.8 million (£3.3 million).

Bandlock supplies an extensive range of custom PVC extrusions, mainly for the fenestration and door markets in California, a market which is experiencing good growth. Bandlock will supplement Laird Security Systems' existing extrusion business in the eastern US, and will also enhance its presence on the west coast of the US following the acquisition of Builders Hardware there in September 2005.

Balance UK Limited ("Balance UK") has been acquired for a cash consideration of £3.5 million on a debt free basis. In the 12 months to 31 December 2005 Balance UK had revenues of £2.0 million, an increase of 26% over 2004, and generated operating profits of £0.6 million.

Balance UK supplies a range of heavy duty window balances which are used in the manufacture of vertically sliding windows for a growing niche segment of the UK market. Laird is a leading supplier of window balances in the US, and Balance UK's heavy duty balances will enhance the product range of Laird's US operations, to which Balance UK will report, allowing sales of these balances to Laird's existing US customers.

Commenting on the acquisitions, Peter Hill, Chief Executive of Laird, said:

"Laird's strategy is to develop businesses in specialist markets with opportunities for growth. The addition of these products and expertise to our existing extrusion and balance businesses, combined with our strong customer relationships, is a very positive development for the businesses and our customers. By extending these ranges of products Laird Security Systems will further enhance its growing position in the building products market, particularly in the United States."

For enquiries:	The Laird Group PLC	The Maitland Consultancy
	Peter Hill, Chief Executive	Brian Hudspith
	Jonathan Silver, Finance Director	Charlotte Barker
	Tel: 020 7468 4040	Tel: 020 7379 5151

END

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2.4 (II)

Regulatory Announcement

Go to market news section

Company	Laird Group PLC
TIDM	LARD
Headline	Notice of Results
Released	18:22 27-Feb-06
Number	0179Z

RNS Number:0179Z
Laird Group PLC
27 February 2006

To: RNS

The Laird Group PLC

I am writing to advise the timing of the announcement of our annual results for the year ended 31st December 2005.

The Board Meeting to approve the Accounts will be held on Wednesday 15th March 2006 and the announcement of the results will take place the following day, Thursday 16th March 2006.

From: A. Marion Downie
Assistant Secretary
Laird Group PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
for the record

Company Name
THE LAIRD GROUP PUBLIC LIMITED COMPANY

363s Annual Return

Company Type
Public Limited Company

Company Number
55513
Information extracted from Companies House records on
17th May 2007

- > Please check the details printed in the "**Current details**" column.
- > If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
- > Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 55513/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**100 Pall Mall** **London** **SW1Y 5NQ**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Lloyds Tsb Registrars** **Highdown House** **Yeoman Way** **Worthing BN13 3RA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

03/07

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Dominic Jonathan Luke HUDSON** **Address** **9 Kersley Street** **London** **SW11 4PR**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 28 BALVAIRD PLACE, ~~BESSBOROUGH GARDENS,~~ LONDON UK Postcode SW1V 3SN Date of change 28 / 07 / 2006 Date Dominic Jonathan Luke HUDSON ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Peter John HILL** **Address** **Flat 3** **17 Cliveden Place** **London** **SW1W 8LA** **Date of birth** **29/08/1952** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Peter John HILL ceased to be director (if applicable) __ / __ / ____

Company Number - 55513

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Sir Christopher Owen HUM KCMG** **Address** **Gonville & Caius College** **Cambridge** **CB2 1TA** **Date of birth** **27/01/1946** **Nationality** **British** **Occupation** **College Head**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Sir Christopher Owen HUM KCMG ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Nigel John KEEN** **Address** **19 Pembroke Square** **London** **W8 6PA** **Date of birth** **21/01/1947** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel John KEEN ceased to be director (if applicable) __ / __ / ____

Company Number - 55513

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Professor Michael Joseph KELLY** **Address** **38 Warkworth Street** **Cambridge** **Cambridgeshire** **CB1 1EG** **Date of birth 14/05/1949** **Nationality Uk & Nz** **Occupation Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Professor Michael Joseph KELLY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Martin Lee RAPP** **Address** **1801 Will's Trace Ridge** **Chesterfield** **Mo 63005** **Usa** **Date of birth 22/05/1960** **Nationality Us Citizen** **Occupation Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Martin Lee RAPP ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Anthony John READING** **Address** **16 Heatherside Gardens** **Farnham Common** **Slough** **Berkshire** **SL2 3RR** **Date of birth** 08/08/1943 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Anthony John READING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Andrew Mackenzie ROBB** **Address** **62 York Mansions** **Prince Of Wales Drive** **London** **SW11 4BW** **Date of birth** 02/09/1942 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address STARFISH, SMUGGLERS LANE, BOSHAM, WEST SUSSEX UK Postcode PO18 8QP Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Andrew Mackenzie ROBB ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jonathan Charles SILVER** **Address** **The Orchard** **15 Summerhouse Lane** **Aldenham** **Hertfordshire** **WD25 8DL** **Date of birth** **14/09/1957** **Nationality** **British** **Occupation** **Chartered Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jonathan Charles SILVER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **William Ree SPIVEY** **Address** **2100 Cavalier Way,** **Flower Mound,** **Texas 75022-5588,** **Usa.** **Date of birth** **08/11/1946** **Nationality** **Us Citizen** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date William Ree SPIVEY ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	199,376,009	£49,844,002.25

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed on disc

The last full list of members was received on: 25/05/2006

> **REMEMBER:**
>
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
>
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
>
> *List shareholders in alphabetical order or provide an index*
>
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ______ Address ______ ______ ______ UK Postcode			
Name ______ Address ______ ______ ______ UK Postcode			
Name ______ Address ______ ______ ______ UK Postcode			
Name ______ Address ______ ______ ______ UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature A Morin Deane Assistant
~~(Director~~ / Secretary)

Date 13 / 06 / 2007

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***25/5/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **25th May 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

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Laird

Annual General Meeting

of

The Laird Group Public Limited Company

to be held at

Sofitel St. James London, 6 Waterloo Place, London SW1Y 4AN

on

Friday 11 May 2007

at 12 noon

This document, which contains the Notice of the Company's Annual General Meeting, is important and should be given your immediate attention.

If you are in any doubt about the action which you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your holding of ordinary shares in The Laird Group Public Limited Company please send this document and the Report and Accounts to the agent who arranged the sale or through whom the transfer was effected so that they may be passed on to the purchaser or transferee.

Resolution 12 – Authority for the Company to Purchase its Own Shares

At the Annual General Meeting held on 12 May 2006, the Company was authorised to make purchases of up to 10 per cent of its ordinary shares on the London Stock Exchange. The Special Resolution to be proposed at the Annual General Meeting will renew the authority to purchase up to 19,860,796 ordinary shares (being 10 per cent of the issued ordinary share capital of the Company at 2 April 2007) at a price of not more than five per cent above the middle market price as derived from the Daily Official List of the London Stock Exchange for the five business days preceding the purchase. The Directors have no present intention of exercising this authority and, in the event that market purchases were made, the shares would be cancelled and the number of shares in issue reduced accordingly. This authority is in line with the Listing Rules of the Financial Services Authority and the Association of British Insurers.

As at 2 April 2007, there were options outstanding over 2,828,302 ordinary shares representing 1.42 per cent of the Company's issued share capital. If the authority given by Resolution 12 were to be fully used, these would then represent 1.58 per cent of the Company's issued share capital.

Resolution 13 – Authority for the Company to Purchase its Own Shares on the Share Consolidation

On 19 March 2007 a circular was sent to shareholders in relation to the disposal of the Laird Security Systems Division. Conditional on the disposal, a return of cash by way of special dividend of 50 pence per share was proposed (the "Return of Cash"). Conditional on the Return of Cash, the Company's shares will be consolidated, with every nine ordinary shares of 25 pence each being consolidated into eight ordinary shares of 28.125 pence each. When the shares are consolidated, the authority sought in Resolution 12 will become invalid, making it necessary to obtain the authority sought in Resolution 13 which will refer to the new nominal value of the ordinary shares and a different number of shares. In all other respects the authority sought will be identical to that in Resolution 12.

Voting

Please complete the enclosed reply paid proxy card and return it to the Company's Registrars. Alternatively, if you hold your shares in uncertificated form (i.e., in CREST) you may vote through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual (and summarised in the accompanying notes on page 6). All proxies, however submitted, must be lodged with the Registrars by no later than 12 noon on 9 May 2007. Submitting your proxy by either method will not prevent you from attending the Meeting and voting in person if you wish to do so.

Yours faithfully
NIGEL KEEN
Chairman

NOTICE OF MEETING

Notice is hereby given that the One Hundred and Forty-third Annual General Meeting of The Laird Group Public Limited Company will be held at Sofitel St. James London, 6 Waterloo Place, London SW1Y 4AN, on Friday 11 May 2007 at 12 noon for the following purposes:

Ordinary Business

1 To receive and adopt the Report of the Directors and Accounts for the year ended 31 December 2006;

2 To declare a final dividend;

3 To re-elect Mr N J Keen as a Director;

4 To re-elect Sir Christopher Hum as a Director;

5 To re-elect Professor M Kelly as a Director;

6 To re-elect Mr J C Silver as a Director;

7 To re-elect Dr W R Spivey; and

8 To re-appoint Ernst & Young LLP as Auditors and authorise the Board to fix their remuneration.

Special Business

To consider as special business and, if thought fit, pass the following Resolutions which will be proposed as to Resolutions 9 and 10, as Ordinary Resolutions and as to Resolutions 11 and 12 as Special Resolutions.

Ordinary Resolutions

9 THAT the Directors' Remuneration Report, as set out in the Report and Accounts for the year ended 31 December 2006 be and is hereby approved.

10 THAT the Directors be and are hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the said Act) up to an aggregate nominal amount of £16,550,663 such authority to expire at the conclusion of the next Annual General Meeting or, if earlier, 11 August 2008, save that the Company may, at any time before such expiry, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired and provided that this authority shall be in substitution for and to the exclusion of any previous authority conferred on the Directors to allot relevant securities.

Special Resolutions

11 THAT, subject to the passing of Resolution 10, the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 during the period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 August 2008 to allot equity securities (as defined in section 94(2) of the said Act) for cash pursuant to the authority conferred on the Directors by Resolution 10 set out in the Notice of this Meeting, as if section 89(1) of the said Act did not apply to such allotment save that the Company may, at any time before the expiry of such power, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power conferred hereby had not expired, provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities attributable to the respective interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on the record date for such allotment, but subject always to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising in respect of any overseas territory; and

(b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,482,599.

12 THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of any of its ordinary shares of 25p each (the "ordinary shares") on such terms and in such manner as the Directors may from time to time determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 19,860,796, representing 10 per cent of the issued share capital at 2 April 2007;

(b) the minimum price which may be paid for each ordinary share is 25p, exclusive of the expenses of purchase;

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares of the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) unless previously revoked or varied, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 August 2008; and

(e) the Company may, before the expiry of this authority, conclude a contract to purchase ordinary shares which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract, as if such authority had not expired.

13 THAT, conditional on the payment of the Special dividend and the related Share Consolidation (as defined in the circular dated 19 March 2007 sent by the Company to shareholders), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of any of its ordinary shares of 28.125p each (the "ordinary shares") on such terms and in such manner as the Directors may from time to time determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 17,654,041, representing 10 per cent of the issued share capital at 2 April 2007; assuming the Share Consolidation had already taken place at such date;

(b) the minimum price which may be paid for each ordinary share is 28.125p, exclusive of the expenses of purchase;

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares of the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) unless previously revoked or varied, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 August 2008; and

(e) the Company may, before the expiry of this authority, conclude a contract to purchase ordinary shares which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract, as if such authority had not expired.

By Order of the Board
D J L HUDSON
Secretary
5 April 2007

100 Pall Mall,
London SW1Y 5NQ

Any member entitled to attend and vote at the Meeting is entitled to appoint another person (whether a member or not) as his proxy to attend and, on a poll, to vote instead of him. A form of proxy is enclosed. Alternatively, if you hold your shares in uncertificated form (i.e., in CREST) you may vote using the CREST system. (Please see the notes below.) All proxies, however submitted, must be lodged with our Registrars, Lloyds TSB Registrars, by no later than 12 noon on 9 May 2007.

To have the right to attend (in person or by proxy) and/or vote at the Meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the Register of Members of the Company by no later than close of business on 9 May 2007. Changes to entries on the Register after this time shall be disregarded in determining the rights of any person to attend (in person or by proxy) or vote at the Meeting.

The Register of Directors' interests maintained under Section 325 of the Companies Act 1985, together with copies of the Directors' service agreements and copies of the terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the Annual General Meeting.

Notes on CREST Voting

If you submit your proxy electronically through CREST, to be valid, the appropriate CREST message, (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by our Registrars, Lloyds TSB Registrars, (ID 7RA01) by no later than 12 noon on 9 May 2007. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST.

CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).

printed by royle corporate print

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares in the Company, please send this document, together with the accompanying Form of Proxy, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding, you should retain these documents.

N M Rothschild & Sons Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor and financial adviser exclusively for the Company and no one else in connection with the Disposal and the Return of Cash and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for giving advice in connection with the arrangements described in this document.

JPMorgan Cazenove Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting as broker exclusively for the Company and no one else in connection with the Disposal and the Return of Cash and will not be responsible to anyone other than the Company for providing the protections afforded to its customers or for giving advice in connection with the arrangements described in this document.

Laird

The Laird Group Public Limited Company

(Registered in England and Wales No. 55513)

Proposed Disposal of the Laird Security Systems Division

Proposed Return of Cash and related Share Consolidation

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Laird which is set out on pages 3 to 7 of this document and recommends you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below. You should read the whole text of this document.

Notice of an Extraordinary General Meeting of the Company, to be held at 2.00 p.m. on 12 April 2007 at the offices of Ashurst, Broadgate West, 9 Appold Street, London EC2A 2AP, is set out at the end of this document. The Form of Proxy for use at the meeting accompanies this document and, to be valid, should be completed and returned to the Company's registrars, Lloyds TSB Registrars, as soon as possible and, in any event, so as to arrive by no later than 2.00 p.m. on 10 April 2007. Completion and return of the Form of Proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting, should they so wish.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy	2.00 p.m. on Tuesday 10 April 2007
Extraordinary General Meeting	2.00 p.m. on Thursday 12 April 2007

LETTER FROM THE CHAIRMAN OF LAIRD

The Laird Group Public Limited Company

Registered in England and Wales. Registration No. 55513

Registered office: 100 Pall Mall, London SW1Y 5NQ

Directors:
Nigel John Keen *(Chairman)*
Peter John Hill *(Chief Executive)*
Jonathan Charles Silver *(Finance Director)*
Martin Lee Rapp *(Executive Director)*
Sir Christopher Hum KCMG *(Non-executive Director)*
Professor Michael Kelly *(Non-executive Director)*
Anthony John Reading MBE *(Non-executive Director)*
Andrew Mackenzie Robb *(Non-executive Director)*
Dr William Ree Spivey *(Non-executive Director)*

19 March 2007

To all Shareholders and, for information only, to holders of options and awards under the share schemes

Dear Shareholder

Proposed Disposal of the Laird Security Systems Division
Proposed Return of Cash and related Share Consolidation
Notice of Extraordinary General Meeting
and
Audited results for the year ended 31 December 2006

Introduction

On 19 March 2007, your Board announced that it had agreed to dispose of the Laird Security Systems Division to Lupus Capital for an aggregate consideration of £242.5 million. The principal terms of the disposal are described in more detail in the paragraph below headed "Principal terms of the Disposal" and in Part V of this document.

In view of its size, the Disposal is conditional upon the approval of Shareholders. This approval will be sought at the Extraordinary General Meeting which is being convened for 12 April 2007. Notice of the EGM is set out at the end of this document.

The Board believes that it is appropriate to return approximately £100 million to Shareholders by way of a Special Dividend (the "**Return of Cash**") of 50 pence per Ordinary Share. The Board is proposing to pay the Special Dividend as soon as practicable following completion of the Disposal. The Board also believes the Return of Cash should be accompanied by a share consolidation (the "**Share Consolidation**"), for the reasons set out below. Further details of the Return of Cash and related Share Consolidation are set out in this letter.

We also announced today the Group's audited results for the year ended 31 December 2006, a summary of which is provided in this letter.

I am writing to you today to give you more information on the Disposal, to explain why your Board believes that the Disposal is in the best interests of the Group and Shareholders as a whole, and to seek your support to vote in favour of the Resolutions.

Summary of audited results for the year ended 31 December 2006

In 2006 the Group demonstrated another year of good growth, with revenues up 20 per cent. to £608.3 million (2005: £508.7 million). Underlying profit[1] before tax was up 33 per cent. to a record £73.3 million in 2006 (2005: £55.1 million), with the increase coming entirely from Laird Technologies. Profit before tax from continuing operations was up 94 per cent. at £66.4 million.

The effects of portfolio repositioning, organic growth and increased manufacturing from lower cost countries were evident in the growth in underlying operating profit margin, which increased to 13.7 per cent. from 12.9 per cent. in 2005.

Underlying earnings per share were 31.7 pence, an increase of 16 per cent. compared with 2005.

The information in this section has been extracted without material adjustment from the audited results for the year ended 31 December 2006 of Laird announced on 19 March 2007.

Background to and reasons for the Disposal

Your Board continually reviews its strategy for the Group to increase shareholder value. Over the last few years the Group has been transformed from a diversified industrial conglomerate to a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems.

Of these two divisions, the Board has weighted its investment to the higher growth Laird Technologies division. Expenditure on capacity expansion and new product development for organic growth, as well as on acquisitions to enhance its product and technology offering, has strengthened its market positions and broadened its geographic spread, allowing it to exploit the greater growth prospects of the market sectors in which it operates. At the same time lower growth, lower margin businesses have been divested.

In the last three years Laird Technologies' underlying operating profit[2] has more than quadrupled, accounting for almost two thirds of Laird's underlying operating profit[1] in 2006 compared with less than one third in 2003. Over the same period, Laird Security Systems has grown its underlying operating profit[1] by 12 per cent., accounting for just over one third of Laird's underlying operating profit[1] in 2006 compared with 60 per cent. in 2003.

In late 2006 the Board was approached by Lupus Capital, which has an existing door and window seals business, to discuss the possibility of Lupus acquiring the Laird Security Systems Division. The Board, having conducted an in-depth review, decided to enter into substantive discussions with Lupus and has now entered into a definitive agreement for the disposal of Laird Security Systems. Your Board is, therefore, recommending to Shareholders the sale of the Laird Security Systems Division, on the terms set out in this Circular, for the following reasons:

- in the last few years the Laird Security Systems Division has helped support the growth of Laird Technologies which has now reached sufficient scale, breadth and profitability to stand alone;
- to crystallise the considerable value created by the Group's development of the Laird Security Systems Division, for a consideration which the Board believes is a fair reflection of the prospects for the Division; and
- to increase shareholder value by the re-deployment of capital into the higher growth Laird Technologies business.

The Board believes that the Disposal will:

- establish Laird as a focused electronics and technology group, operating in specialist high growth markets with a broad range of proprietary products and strong customer relationships;
- significantly strengthen Laird's balance sheet;
- better enable Laird to supplement its already attractive organic growth prospects with complementary, value-adding acquisitions.

The Disposal advances Laird's strategy of becoming a focused electronics and technology group. The Continuing Group's business, Laird Technologies, is believed to be a market leader in the design and supply

1 Underlying profit is stated before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

2 Underlying operating profit is stated before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

of both EMI shielding solutions and wireless cellular handset antennae; it also has an increasing presence in the emerging applications of telematics, signal integrity products, Wi-Fi and advanced radio frequency modules and devices. Laird has also established a growing presence in the design and supply of thermal management products and solutions for electronic devices. In the Directors' opinion, Laird Technologies has significant organic growth potential and a number of acquisition opportunities.

Information on the Laird Security Systems Division

The Laird Security Systems Division is a leader in the design, development, manufacture and distribution of innovative products and solutions which aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products include window and door hardware, composite doors, conservatories, uPVC products and weatherstripping seals. It has approximately 2,400 employees.

For the year ended 31 December 2006, the Laird Security Systems Division reported revenue of £237.7 million (approximately 39 per cent. of 2006 Group revenue) and underlying profit[3] before tax of £27.8 million. The net assets of the Laird Security Systems Division at 31 December 2006 were £106.4 million[4]. This financial information has been extracted from Part III and Part IV of this document and Shareholders should read the whole of this document and not rely solely on this summarised financial information.

Principal terms of the Disposal

Under the Disposal Agreement, which was signed on 19 March 2007, Laird has agreed to sell the entire issued share capitals of LSSD UK Limited and Laird, Inc. to Lupus Capital, subject to the conditions below.

The total consideration of £242.5 million payable by Lupus comprises £230 million payable on completion and £12.5 million payable on the first anniversary of completion on a non-contingent basis.

The Disposal Agreement is conditional on the shareholders of Laird and Lupus approving the Disposal, US Hart-Scott-Rodino antitrust clearance, the readmission to trading of the equity shares of Lupus on AIM and the completion of a Laird intra-group reorganisation.

Each of Laird and Lupus have agreed to pay the other a break fee of £2.3 million in the event that certain of the conditions are not met, including if Shareholders' approval is not obtained.

Further information on the Disposal Agreement is set out in Part V of this document.

Financial effects of the Disposal and use of proceeds

The net cash proceeds of the Disposal will be used to fund:

- a return of cash (as soon as practicable following completion of the Disposal) to Shareholders by way of a Special Dividend of 50 pence per Ordinary Share amounting to approximately £100 million in total;
- one-off contributions (as soon as practicable following completion of the Disposal) of approximately £14 million into the UK defined benefit pension schemes;
- a repayment of debt at completion of the Disposal; and
- continuing investment for organic growth and further acquisitions by Laird Technologies, as the Board envisages significant potential for growth.

The net cash proceeds from the Disposal (as at completion), the Return of Cash and contributions to the UK defined benefit pension schemes, together with the expenditure of approximately £82 million on acquisitions which have been made since 31 December 2006, will result in pro forma net debt of approximately £82 million as at 31 December 2006.

To show the effect of the Disposal on the net assets of the Continuing Group, there is set out in Part IV of this document pro forma financial information, which has been prepared for illustrative purposes only as if the Disposal had been completed on 31 December 2006.

3 Underlying profit is stated before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

4 Gross assets of the Laird Security Systems Division as at 31 December 2006, excluding assets excluded from the Disposal, were £155.8 million.

Your Board's policy on dividends, to increase returns to Shareholders progressively over time to reflect both the underlying profitability and cashflow requirements of the business, will not change as a result of the Disposal.

Return of Cash and related Share Consolidation

Return of Cash

The Board believes that it is important that the Continuing Group maintains an efficient capital structure, whilst also maintaining sufficient financial resources to fund the ongoing development of the Continuing Group. Your Directors further believe that it is appropriate that Shareholders participate directly in the crystallisation of value to be realised through the Disposal. Accordingly, the Board is expecting to proceed with returning cash to Shareholders by way of a special dividend.

The Return of Cash is expected to take place as soon as practicable following completion of the Disposal. Before any Return of Cash is made, it will be necessary to complete an internal restructuring and obtain permission from the Court to reduce the share capital of a subsidiary of the Company to create sufficient distributable reserves. The Return of Cash will be 50 pence per Ordinary Share which is broadly equivalent to 11 per cent. of the Laird share price as at 16 March 2007, the latest practicable date before despatch of this document. At this time, the precise timing of the Return of Cash will also be announced, including the record date for the Return of Cash and related Share Consolidation and the date on which dealings in the New Ordinary Shares are expected to commence.

Share Consolidation

The total amount of the Return of Cash is equivalent to approximately 11 per cent. of the market capitalisation of Laird at the close of business on 16 March 2007, the last practicable date prior to the despatch of this document. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage. The purpose of the Share Consolidation is, *inter alia*, to ensure that (subject to normal market movements) the market price of each New Ordinary Share is approximately the same as the market price of each existing Ordinary Share (thereby allowing comparability in earnings per share and share prices with prior financial periods).

Consequently, the Board proposes a share consolidation at the forthcoming Extraordinary General Meeting whereby every nine of the issued and unissued Ordinary Shares in Laird with a nominal value of 25 pence each will be consolidated into eight New Ordinary Shares in Laird with a nominal value of 28.125 pence each. The Share Consolidation is conditional on the Return of Cash.

Further details of the Return of Cash and related Share Consolidation can be found in Part VI of this document.

Current trading and prospects

On 19 March 2007 Laird issued the following statement as part of its announcement of its audited results for the year ended 31 December 2006:

> "Laird had another excellent year in 2006, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to continue to focus the Group, together with the investments that have been made to strengthen and develop it, and to broaden its product and market spread, have again allowed Laird to progress strongly. We intend to continue to pursue and implement this strategy, and we are confident that Laird will make further good progress in 2007."

Since 31 December 2006 the Group has continued to trade in line with expectations and the Board views the prospects of the Continuing Group with confidence.

Since 31 December 2006, the Group has completed three acquisitions (AeroComm, Inc., Cushcraft Holdings Corporation and M2sys Co., Ltd.) for an aggregate consideration of approximately £82 million. On 24 January 2007 Laird announced the acquisition of AeroComm, Inc. for approximately £19.1 million. AeroComm, Inc. manufactures unique and proprietary radio frequency modules which provide wireless communications in applications previously communicated by cables. On 26 February 2007 Laird announced the acquisitions of M2sys Co., Ltd. for approximately £17.0 million and Cushcraft Holdings Corporation for approximately £45.9 million. M2sys Co., Ltd. designs and manufactures custom products that enable mechanical actuation of handheld devices while maintaining electrical integrity and performance. Cushcraft Holdings Corporation designs and manufactures advanced communication antennae and accessory products.

Risk factors

Shareholders should consider fully the risk factors associated with the Continuing Group and the Laird Security Systems Division. Your attention is drawn to the risk factors set out in Part II of this document.

Extraordinary General Meeting

A notice convening an extraordinary general meeting of the Company, to be held at 2.00 p.m. on 12 April 2007 at the offices of Ashurst, Broadgate West, 9 Appold Street, London EC2A 2AP, is set out at the end of this document. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed. The purpose of the Extraordinary General Meeting is to seek Shareholders' approval for the Disposal and the Share Consolidation following the Return of Cash.

Action to be taken

You will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at that meeting you are requested to complete the Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Lloyds TSB Registrars, as soon as possible and, in any event, so as to arrive by 2.00 p.m. on 10 April 2007. Completion and return of a Form of Proxy will not preclude you from attending that meeting and voting in person if you so wish.

Further information

Your attention is drawn to the further information contained in Parts II to VII of this document.

You are advised to read the whole of this document and not to rely solely on the information contained in this letter.

Recommendation

The Board, which has received advice from Rothschild and JPMorgan Cazenove, considers the Disposal and the Return of Cash and related Share Consolidation to be in the best interests of Shareholders as a whole. In providing their advice, Rothschild and JPMorgan Cazenove have placed reliance on the commercial assessment of the Directors.

Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as the Directors intend to do in respect of their own beneficial holdings amounting (as at 16 March 2007, being the latest practicable date prior to the posting of this document) to an aggregate of 531,458 Ordinary Shares, representing approximately 0.27 per cent. of the Company's current issued share capital.

Yours faithfully,

Nigel Keen
Chairman

RISK FACTORS

The following risk factors, which the Directors believe include all known material risks, should be carefully considered by Shareholders when deciding what action to take in relation to the Disposal. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones facing the Group. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also have an adverse effect on the Continuing Group or the Laird Security Systems Division. You should read the whole of this document and not rely solely on the information set out in this section.

1. Risks relating to the Disposal not proceeding

Satisfaction of conditions precedent to Completion

Completion is subject to satisfaction of certain conditions precedent contained in the Disposal Agreement relating to, *inter alia*:

(a) the approval of Shareholders at the Extraordinary General Meeting of the Company;

(b) the approval of the shareholders of Lupus Capital;

(c) the readmission to trading of the equity shares of Lupus Capital on AIM;

(d) US antitrust clearance; and

(e) certain Laird intra-group restructuring steps.

Conditions (b), (c) and (d) are all outside the control of Laird and its Shareholders.

If completion does not occur, the Continuing Group may experience a delay in the execution of its strategic objectives for its Laird Technologies business.

Inability to realise value if the Disposal does not complete

The Board is of the opinion that the Disposal is in the best interests of the Shareholders as a whole, and the Directors believe that the Disposal currently provides the best opportunity to realise the value from the Laird Security Systems Division. Accordingly, if the Disposal does not complete, the Company's ability to realise the value from the Laird Security Systems Division in the short term may be prejudiced.

Potential destabilising effect on the Laird Security Systems Division if the Disposal does not proceed

If the Disposal does not proceed, this may have a negative effect on the Laird Security Systems Division, its management and employees who have committed considerable time, effort and resource in preparing the Laird Security Systems Division for disposal. This could have a negative effect on the value of the Group's investment in the Laird Security Systems Division.

2. Risks relating to the Disposal

The Continuing Group will be exposed to potential costs as a result of the Disposal

The Disposal Agreement contains certain warranties and indemnities in favour of Lupus Capital. If the Continuing Group should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its financial condition. Further details of the Disposal Agreement are set out in Part V of this document.

The Continuing Group's operations will be less diversified

The Continuing Group's operations will be less diversified, with all of its operations focusing on, and therefore relying on, the Laird Technologies business. Weak trading in this business or in any particular sector of this business may therefore have a proportionally greater adverse impact on the Continuing Group.

3. Risks relating to the Continuing Group

Overall growth and demand for products

The overall demand for products is influenced by the level of customers' commercial activity, which in turn is affected by the general economic climate, market conditions and consumer confidence generally. This demand can be volatile and is dependent on a number of factors including the macroeconomic climate, the rate of change in the regulatory environment and in industry consolidation, the adoption of new technologies and customer spending patterns.

Laird's markets are highly competitive

The Group operates in market sectors which are characterised by a high level of competition between suppliers, and which are driven by technological change. The Group must continue to respond promptly and effectively to technological change and customers' and competitors' innovations in order to be successful.

The markets for some products are characterised by continual technological development and innovation, often involving joint collaboration and close working relationships with customers around the world. This requires Laird to put together multi-national, multi-functional teams which are essential to the development of new products in high growth markets.

The ability of the Group to meet the demands of the market and to compete effectively is, to a large extent, dependent on the skills, experience and performance of its employees and their relationships with customers.

Political, economic and regulatory factors

Having a global reach does involve certain risks for the Group. The Group is exposed to political risk and to the effects of possible terrorist action and natural catastrophe. Changes in regulatory requirements, tariffs and other trade barriers, price of exchange controls, composition or changes in taxation or other governmental policies could limit its operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit the Group's ability to enforce its rights.

Dependence on a small number of large customers

The loss of a major customer could adversely affect the Group's financial condition and prospects. It may also have wider profit and cash flow implications if Laird has sited its manufacturing plants in close proximity to theirs.

Reliance on a limited number of suppliers

The Group's ability to deliver according to market demand depends in large part on obtaining timely and adequate supply of components and raw materials on competitive terms and in line with product quality and safety standards. Failure could interrupt its product supply, limit sales and increase costs, as well as affecting the Group's reputation and brand value.

Exposure to increases in the prices of commodities and raw materials

The raw materials used in the business include commodities which experience price volatility caused by changes in supply and demand, market fluctuations and governmental attitudes.

Loss of key management or personnel

The Group is highly reliant on the continued services of its senior management, including Executive Directors, and other key personnel, who have skills which are critical to the continued successful operation of the business. Failure to retain such individuals, or to attract and retain strong management and technical staff in the future, could have an adverse effect upon the business and the results of its operations.

Possible volatility of the price of Laird Shares

The market price of the Ordinary Shares may be affected by a variety of factors including, but not limited to, changes in sentiment regarding the Ordinary Shares, variations in the Continuing Group's operating results compared with the expectations of market analysts and investors, its business developments or those of its competitors, the operating performance of its competitors, speculation about the Continuing Group's business, or regulatory changes affecting the Continuing Group's operations. Shareholders should be aware that the value of the Ordinary Shares can go down as well as up and may not always reflect the underlying asset value or prospects of the Continuing Group.

Forward-looking statements

This document includes forward-looking statements concerning the Continuing Group. Forward-looking statements are based on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Continuing Group. Subject to Laird's continuing obligations under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules, the Continuing Group undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART III

FINANCIAL INFORMATION ON THE LAIRD SECURITY SYSTEMS DIVISION

1. Nature of financial information

The following financial information represents financial information relating to the entities which make up the Laird Security Systems Division, which has been extracted without material adjustment from the underlying consolidation schedules which support the consolidated audited accounts for the Group for the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

Shareholders should read the whole of this document and not just rely on the information contained in this section.

The financial information contained in paragraphs 2 and 3 of this Part III does not constitute statutory accounts for any company within the meaning of section 240 of the Act. The statutory accounts for Laird in respect of the financial years ended 31 December 2004 and 2005 have been delivered to the Registrar of Companies. The statutory accounts for Laird in respect of the financial year ended 31 December 2006 have been approved by the directors and will be delivered to the Registrar of Companies following the 2007 Annual General Meeting. The auditors' reports in respect of those statutory accounts for the three years were unqualified and did not contain statements under section 237(2) or (3) of the Act. Ernst & Young LLP were the auditors of Laird in respect of the three years ended 31 December 2006.

2. Income statements

	2006	*2005*	*2004*
	£m	*£m*	*£m*
Continuing operations			
Revenue	237.7	230.9	202.7
Operating profit before amortisation of acquired intangible assets, exceptional items and intra-group adjustments[(i)]	27.8	28.1	26.7
Amortisation of acquired intangible assets	(1.0)	(0.2)	—
Exceptional items	—	(8.4)	—
Allocation of Group central costs	3.8	3.6	4.3
Intra-group adjustments	(9.9)	(7.5)	(7.0)
Operating profit	20.7	15.6	24.0

Notes:

(i) This represents the Laird Security Systems Division's underlying operating profit in Laird ownership before net adjustments for intra-group charges which will remain with the Continuing Group following the Disposal.

(ii) As the Group's interest bearing debt is arranged at a group level rather than at a divisional level, it is not possible to provide a meaningful allocation between divisions. Accordingly, for each of the years ending 31 December 2006, 2005 and 2004, the Group did not allocate its interest-bearing debt between the two divisions of the Group. Taxation charges have also not been allocated as such charges would be dependent on interest expense allocations.

3. **Balance sheet as at 31 December 2006**

		2006
		£m
	ASSETS	
	Non-current assets	
	Property, plant and equipment	27.4
	Investments	1.3
	Intangible assets	57.0
	Deferred tax assets	2.7
1	Amounts owed by subsidiaries of Laird	411.5
	Other non-current assets	0.7
		500.6
	Current assets	
	Inventories	38.4
	Trade and other receivables	33.1
	Income tax receivable	2.3
2	Cash	7.5
		81.3
	LIABILITIES	
	Current liabilities	
	Borrowings	(0.8)
	Trade and other payables	(29.8)
1	Amounts owed to Laird and its subsidiaries	(138.4)
	Current tax liabilities	(9.2)
	Provisions	(0.7)
		(178.9)
	Net current liabilities	(97.6)
	Non-current liabilities	
2	Borrowings	(25.7)
	Derivative financial instruments	(0.3)
1	Amounts owed to Laird and its subsidiaries	(158.2)
	Deferred tax liabilities	(7.9)
	Retirement benefit obligations	(1.4)
	Other non-current liabilities	(0.2)
	Provisions	(5.9)
		(199.6)
	Surplus on invested capital	203.4

The balance sheet above includes net intra-Group balances amounting to £114.9 million[1], and net borrowings amounting to £18.1 million[2] and other balances totalling £0.2 million which are not the subject of the disposal. Net of these balances, gross assets were £155.8 million and the surplus that is the subject of the disposal, as at 31 December 2006, is £106.4 million.

SECTION A – UNAUDITED PRO FORMA FINANCIAL INFORMATION

The pro forma financial information for the Continuing Group set out in this Part IV has been prepared to illustrate the effect on the net assets of the Continuing Group that the Disposal would have had if it had occurred on 31 December 2006. The Disposal is the sale of the Laird Security Systems Division to Lupus Capital plc for a consideration of £242.5 million. The pro forma financial information is for illustrative purposes only. Due to its nature, the pro forma financial information addresses a hypothetical situation and does not, therefore, represent the Continuing Group's actual financial position or results. The pro forma financial information has been prepared on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the Prospectus Rules.

Unaudited pro forma statement of net assets of the Continuing Group

		Pro forma adjustments		
	Audited information: the Laird Group as at 31 December 2006 (note(i)) £m	*Elimination of the assets and liabilities being disposed of: the Laird Security Systems division as at 31 December 2006 (note (ii)) £m*	*Use of proceeds (note(iii)) £m*	*Continuing Group £m*
Non-current assets				
Property, plant and equipment	86.6	(27.4)		59.2
Intangible assets	429.7	(57.0)		372.7
Deferred tax assets	0.1			0.1
Other non-current assets	3.5	(0.7)		2.8
	519.9	(85.1)	0.0	434.8
Current assets				
Inventories	69.6	(38.4)		31.2
Trade and other receivables	123.5	(32.3)		91.2
Income tax receivable	0.7			0.7
Cash	44.0		54.7	98.7
	237.8	(70.7)	54.7	221.8
Liabilities				
Current liabilities				
Borrowings	(4.9)	0.8	4.1	(0.0)
Derivative financial instruments	(0.3)			(0.3)
Trade and other payables	(108.2)	29.4		(78.8)
Current tax liabilities	(2.5)	9.2		6.7
Provisions	(0.9)	0.7		(0.2)
	(116.8)	40.1	4.1	(72.6)
Net current assets	121.0	(30.6)	58.8	149.2
Non-current liabilities				
Borrowings	(148.2)	0.1	76.7	(71.4)
Derivative financial instruments	(1.2)	0.3		(0.9)
Income tax payable	(22.7)			(22.7)
Deferred tax liabilities	(33.7)	5.2		(28.5)
Retirement benefit obligations	(10.9)	0.2		(10.7)
Other non-current liabilities	(5.9)	0.2		(5.7)
Provisions	(9.6)	3.3		(6.3)
	(232.2)	9.3	76.7	(146.2)
Net assets	408.7	(106.4)	135.5	437.8

Notes:

(i) The consolidated net assets of the Laird Group at 31 December 2006 have been extracted, without material adjustment, from the audited financial statements for Laird for the year ended 31 December 2006.

(ii) The net assets of the Laird Security Systems Division at 31 December 2006 have been extracted without material adjustment from Part III of this document except as indicated therein.

(iii) This represents gross proceeds of £242.5 million (£12.5 million of which is deferred for one year on a non-contingent basis), after deducting internal and external transaction costs of £8 million and after paying a special dividend of £99 million (50p per share), but before paying approximately £14 million into the UK defined benefit pension schemes. The net proceeds have been assumed to reduce the current and non-current portions of borrowings by £4.1 million and £76.7 million respectively.

(iv) Since 31 December 2006, but before the financial statements were approved, the Group completed three acquisitions (AeroComm, Inc., Cushcraft Holdings Corporation and M2sys Co., Ltd.) for an aggregate consideration of £82.0 million. No account has been taken for these acquisitions in the numbers above.

(v) No account has been taken of the trading of the Continuing Group or of the Laird Security Systems Division since 31 December 2006 or of any other event or transaction save as disclosed above.

If the Disposal had occurred at the beginning of the financial year ended 31 December 2006, the impact on earnings would have been to reduce after tax earnings by the profits after tax of the Laird Security Systems Division and to increase after tax earnings by the reduction in net after tax finance costs arising from the repayment of borrowings and increased cash balances.

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
The Laird Group Public Limited Company
100 Pall Mall
London
SW1Y 5NQ

19 March 2007

Dear Sirs

We report on the pro forma financial information (the "**Pro Forma Financial Information**") set out in Part IV of the Circular dated 19 March 2007, which has been prepared on the basis described in the notes, for illustrative purposes only, to provide information about how the disposal of Laird Security Systems Division might have affected the financial information presented on the basis of the accounting policies adopted by The Laird Group Public Limited Company in preparing the financial statements for the period ended 31 December 2006. This report is required by Listing Rule 13.5.31 and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Circular.

Responsibilities

It is the responsibility of the directors of The Laird Group Public Limited Company to prepare the Pro Forma Financial Information in accordance with Listing Rule 13.5.31.

It is our responsibility to form an opinion, as required by Listing Rule 13.5.31 as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of The Laird Group Public Limited Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of The Laird Group Public Limited Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of The Laird Group Public Limited Company.

Yours faithfully

Ernst & Young LLP

PART V

PRINCIPAL TERMS OF THE DISPOSAL AGREEMENT

1. Document and parties

1.1 The Disposal Agreement was entered into on 19 March 2007 (the "**Exchange Date**") between Laird, Laird Overseas Holdings Limited (a wholly-owned subsidiary of Laird, the "**Seller**"), Jasper Acquisition Holdings Limited ("**UKCo**"), Amesbury Acquisition Holdings, Inc. ("**USCo**") and Lupus (USCo and UKCo together, the "**Purchasers**"). The Purchasers are wholly-owned subsidiaries of Lupus and will purchase:

(a) in the case of USCo, the entire issued share capital of Laird, Inc. (a wholly-owned subsidiary of Laird and holding company for the part of the Laird Security Systems Division based in the United States of America and which will, following a restructuring to take place prior to the date that the Disposal Agreement is completed (the "**Completion Date**"), be a wholly-owned subsidiary of the Seller); and

(b) in the case of UKCo, the entire issued share capital of LSSD UK Limited (a wholly-owned subsidiary of Laird and holding company for the part of the Laird Security Systems Division based in the United Kingdom and China and which will, following a restructuring to take place prior to the Completion Date, be a wholly-owned subsidiary of the Seller).

1.2 The obligations of each of the Purchasers in the Disposal Agreement are guaranteed by Lupus and the obligations of the Seller in the Disposal Agreement will be guaranteed by Laird.

2. Disposal and purchase price

2.1 Laird has agreed to dispose of the Laird Security Systems Division to the Purchasers for a consideration of £242.5 million (subject to adjustment as set out below, the "**Purchase Price**") plus an additional amount accruing daily on the Completion Amount (as defined below) for the period from (but not including) 2 March 2007 (the "**Reference Balance Sheet Date**") up to (and including) the Completion Date at the rate equal to the London Interbank Offer Rate prevailing at the Completion Date (the "**Additional Cash Amount**").

2.2 The Purchase Price will be paid in two instalments. Laird will receive:

(a) the sum of £230 million (the "**Completion Amount**"), to be adjusted as set out in paragraph 2.3 and paragraph 2.4; and

(b) the Additional Cash Amount (subject to paragraph 2.5),

in cash on Completion; and

(c) an amount of £12.5 million on the first anniversary of Completion.

2.3 If, in the period from (but not including) the Reference Balance Sheet Date to (and including) the Completion Date, the amount of intra-group debt owed by the Laird Security Systems Division to the Continuing Group:

(a) is in excess of the amount of intra-group debt owed as at the Reference Balance Sheet Date, the Completion Amount will be increased by an equivalent amount;

(b) less than the amount of intra-group debt owed as at the Reference Balance Sheet Date, the Completion Amount will be decreased by an equivalent amount; or

(c) equal to the amount of intra-group debt owed as at the Reference Balance Sheet Date, the Completion Amount will not be adjusted.

2.4 If, at the date of Completion, the Laird Security Systems Division owes an amount of third party debt (being any bank debt of the Laird Security Systems Division, amounts owed by any member of the Laird Security Systems Division pursuant to any finance leases and any loan notes issued by any member of Laird Security Systems Division) then the Completion Amount (following adjustment under paragraph 2.3) shall be further reduced by an amount equivalent to the third party debt.

2.5 Following the Completion Date, the amount of the operating cashflow (before capital expenditure and excluding extraordinary and exceptional items) of the Target Group during the period from (but not including) the Reference Balance Sheet Date to (and including) the Completion Date shall be

calculated using the management accounts of the Laird Security Systems Division for the period. In the event that:

(a) such operating cashflow is less than the Additional Cash Amount, the Seller will repay to the Buyers the amount of the shortfall; or

(b) such operating cashflow is in excess of the Additional Cash Amount, the Seller shall be entitled to retain the Additional Cash Amount only.

3. Conditions and closing

3.1 The Disposal Agreement is conditional upon the satisfaction of the following conditions:

(a) the readmission to trading of the equity shares of Lupus on AIM;

(b) the passing at an Extraordinary General Meeting of Lupus of any resolution or resolutions required to approve the acquisition of the Laird Security Systems Division;

(c) US antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(d) the passing at an Extraordinary General Meeting of Laird of any resolution or resolutions required to approve the Disposal;

(e) the Company having carried out certain intra-group transactions such that the Laird Security Systems Division can be disposed of as agreed between the parties (the "**Restructuring**");

(f) Laird having given the requisite notice either to prepay, novate or partly prepay and novate to another member of the Continuing Group certain loan stock issued by Laird, Inc. (the "**Laird, Inc. Notes**"); and

(g) the Company having formally requested the release of all the members of the Laird Security Systems Division which have provided guarantees in respect of the Company's obligations pursuant to certain loan stock issued by the Company (the "**Senior Notes**") and any other facilities for which the Laird Security Systems Division currently provides security in respect of the obligations of the Company,

each a "**Condition**" and together, the "**Conditions**".

3.2 Laird will only be obliged to satisfy the Conditions 3.1(d) to (f) (inclusive) upon receiving written confirmation from Lupus that it has satisfied the Condition set out at paragraph 3.1(b) and provided certain assurances that Lupus's debt facilities and underwriting agreement remain in full force and effect.

3.3 Both Laird and Lupus will use endeavours to co-operate and procure that Condition 3.1(c) is satisfied.

3.4 In the event that:

(a) Lupus fails to satisfy Conditions 3.1(a) to 3.1(c) (inclusive); or

(b) Laird fails to satisfy Conditions 3.1(d) to 3.1(g),

(each a "**Break Event**") by the earlier of 30 September 2007 (the "**Long Stop Date**") or the date on which the Break Event occurred, a break fee of £2.3 million will be paid by the relevant party and the Disposal Agreement shall terminate.

3.5 Laird has a right to receive a proportion of any proceeds of disposal (either by way of sale of shares, sale of assets or a listing on the London Stock Exchange, AIM or any recognised investment exchange) by Lupus of a part of the Target Group that contributes at least twenty per cent. of the turnover of the Target Group if such disposal occurs within twelve months of the Completion Date.

3.6 Laird has agreed, for the period from the Exchange Date until the earlier of the Completion Date and termination of the Disposal Agreement, not to solicit, or engage in discussions with, other potential purchasers of the Laird Security Systems Division provided that the Company shall not be prevented from responding to unsolicited *bona fide* approaches if the Directors' fiduciary duties so require.

4. Warranties, indemnities and contributions

4.1 The Disposal Agreement contains customary warranties for a Disposal of this type. Some of the warranties given by Laird are qualified to the extent that the event to which that warranty relates has

not had a "Material Adverse Effect" on the Laird Security Systems Division. For more information on what constitutes a Material Adverse Effect please see paragraph 8 of this Part V.

4.2 Laird will be giving the warranties as at the Exchange Date and at the Completion Date.

4.3 Laird has agreed to indemnify the Purchasers specifically for:

(a) all actions undertaken by or on behalf of Laird, Inc. prior to Completion other than those actions taken in relation to those subsidiaries of Laird, Inc. that form the Laird Security Systems Division;

(b) any claim arising from the Restructuring;

(c) any claim relating to any obligations incurred by any member of the Laird Security Systems Division pursuant to the terms of the Senior Notes or to the Laird, Inc. Notes;

(d) any liability (other than environmental liability) incurred by the Laird Security Systems Division in relation to properties that the Laird Security Systems Division does not own at Completion;

(e) certain intellectual property rights granted in favour of the Laird Security Systems Division by third parties being terminated or certain intellectual property rights owned by third parties that the Laird Security Systems Division may have infringed; and

(f) certain litigation which is currently ongoing within the Laird Security Systems Division.

5. Covenants

5.1 The Disposal Agreement contains a number of customary covenants in respect of Laird's conduct of the business of the Laird Security Systems Division prior to Completion. In particular, Laird has covenanted to procure that the business of the Laird Security Systems Division will be carried on in the ordinary course and that certain specified actions will not be taken by Laird without the previous consent of the Purchasers.

5.2 Laird has also agreed to refrain from competing with the business of the Laird Security Systems Division and from soliciting or hiring any employees of the Laird Security Systems Division without the Purchasers' consent for a period of three years from the date of Completion.

6. Termination

The Disposal Agreement can be terminated by:

(a) either party if the Conditions have not been fulfilled by the Long Stop Date;

(b) the Purchasers, if facts or circumstances occur that would amount to a breach of any of the warranties given by Laird (in accordance with paragraph 4.2) in the period between the Exchange Date and the date of Completion and which would entitle the Buyers to make a claim against Laird in excess of £12 million; or

(c) the relevant party in the case of an event occurring under paragraph 3.4.

In the case of paragraph 6(b), if the Purchasers elect to terminate the agreement, then that shall be the Purchasers' only remedy.

7. Limitations on liability

7.1 Laird will only be liable to the Purchasers in respect of breach of warranty for individual claims in excess of £75,000 which, in aggregate, exceed £3,600,000.

7.2 Laird's liability under the warranties and the tax deed shall not exceed £43 million and Laird's aggregate liability under the warranties, the tax deed and specific indemnities will not in any circumstance exceed the total consideration of £242.5 million.

7.3 Laird will only be liable for claims relating to breaches of:

(a) warranty (other than those warranties relating to tax and environmental matters) if Laird has received full details of the claim from the Purchasers no later than 5.00 p.m. eighteen months from the Exchange Date;

(b) warranties relating to environmental matters if Laird has received full details of the claim from the Purchasers no later than 5.00 p.m. on the third anniversary of the date of Completion; and

(c) warranties relating to tax matters in the case of members of the Laird Security Systems Division that are: (a) resident for UK tax purposes in the United Kingdom, if Laird has received full details of the claim by not later than 5.00 p.m. on the day one month after the seventh anniversary of the Exchange Date; or (b) a United States person for US federal tax purposes, if Laird has received full details of the claim by not later than 5.00 p.m. on the thirtieth day after the expiration of the relevant statute of limitations.

8. Material Adverse Effects

A Material Adverse Effect is any circumstance, change in or effect on the Laird Security Systems Division that is reasonably likely to be materially adverse to the financial condition, results of operations, earnings, business and/or assets of the Laird Security Systems Division. The following are specifically excluded:

(a) any circumstance, change in or effect on the Laird Security Systems Division in respect of the events covered by the representations, warranties and covenants of the Company if the liability of the Company would be less than £1,000,000 or US$2,000,000;

(b) any changes relating to general business and economic conditions which do not disproportionately affect the Laird Security Systems Division;

(c) the occurrence of any event of terrorism, natural disaster or other calamity or crisis adversely impacting financial, political or economic conditions;

(d) any changes resulting from the announcement or expectation of the Disposal;

(e) any change resulting from the compliance by the Seller with the terms of, or the taking of any action contemplated or permitted by the Disposal Agreement; and

(f) any changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions.

PART VI

FURTHER INFORMATION ON THE RETURN OF CASH AND THE RELATED SHARE CONSOLIDATION

1. The Return of Cash

1.1 *Conditions*

The Return of Cash is conditional on:

(a) the approval by Shareholders of the Disposal Resolution which is to be proposed at the EGM; and

(b) completion of the Disposal taking place.

If either of the conditions is not satisfied, the Return of Cash will not take effect. The Company reserves the right not to implement the Return of Cash or to reduce the intended amount to be returned to Shareholders if circumstances change such that, in the opinion of the Board, the Return of Cash, or the intended amount to be returned to Shareholders, is no longer in the best interests of the Company.

1.2 *Timing and amount*

The Return of Cash is expected to take place as soon as practicable following completion of the Disposal. Before any Return of Cash is made, it will be necessary to complete an internal restructuring and obtain permission from the Court to reduce the share capital of a subsidiary of the Company to create sufficient distributable reserves. The Board intends that the Return of Cash will be 50 pence per Ordinary Share. The precise timing of the Return of Cash will be announced after completion of the Disposal. At this time, the precise timing of the Return of Cash will also be announced, including the record date for the Return of Cash and Share Consolidation and the date on which dealings in the New Ordinary Shares are expected to commence.

2. Taxation on special dividend

2.1 *Special dividend*

There is no UK withholding tax on dividends.

An individual shareholder should generally be entitled to a tax credit in respect of the Special Dividend which can be offset against his total income tax liability. The amount of the tax credit is currently equal to ten per cent. of the aggregate of the dividend and the tax credit (the "**gross dividend**") or one-ninth of the net cash dividend received. The gross dividend is included in computing the income of such an individual holder for UK tax purposes.

The rate of income tax on dividends is ten per cent. of the gross dividend for taxpayers liable to income tax at rates not exceeding the basic rate. The tax credit will, therefore, discharge the income tax liability on the Special Dividend of an individual shareholder who is not liable to tax at a rate higher than the basic rate.

A shareholder who is a higher rate taxpayer will be liable to tax on the Special Dividend at the rate of 32.5 per cent. on the gross dividend; this means that after the tax credit has been set against the shareholder's liability, tax equal to 22.5 per cent. of the gross dividend (or 25 per cent. of the net cash dividend received) must be accounted to the extent that the gross dividend, when treated as the top slice of that shareholder's income, falls above the threshold for higher rate income tax.

A UK-resident corporate shareholder should not need to pay corporation tax upon the Special Dividend.

UK-resident taxpayers who are not liable to UK tax on the Special Dividend, including most companies, pension funds, charities and individuals holding their shares in a Personal Equity Plan or an Individual Savings Account, will not be entitled to claim repayment of the tax credit in respect of the Special Dividend.

Shareholders resident in countries outside the UK will not generally be allowed to reclaim any significant part of the tax credit. Shareholders who are not resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities in the UK and any other country on the Special Dividend.

2.2 *Disposal of the shares for the purposes of UK taxation on chargeable gains*

The payment of the Special Dividend should not affect the base cost of the shares. However, shareholders liable to corporation tax should note that it is possible that section 30 of the Taxation of Chargeable Gains Act 1992 could be regarded as being applicable on the subsequent disposal of their shares. In that event, any consideration received on the disposal of the shares would be treated for tax purposes as increased by such amount as is just and reasonable having regard to the payment of the Special Dividend.

The Share Consolidation should not involve any disposal for the purposes of the UK taxation of chargeable gains and should not affect the base cost of existing holdings.

3. The share consolidation

3.1 *Conditions*

The Share Consolidation is conditional on the approval by Shareholders of the Share Consolidation Resolution. This resolution is conditional on the Return of Cash being implemented and on the New Ordinary Shares being admitted to the Official List by the UK Listing Authority and being admitted to trading by the London Stock Exchange.

3.2 *Share capital*

Following the Share Consolidation taking effect, the authorised share capital of the Company will comprise new ordinary shares of 28.125 pence each and, assuming no further shares are issued between the date of this letter and the Share Consolidation taking effect, the issued share capital will comprise 176,155,417 ordinary shares of 28.125 pence each.

3.3 *Share rights*

The New Ordinary Shares will have the same rights, including voting and dividend rights as the existing Ordinary Shares.

3.4 *Fractions*

The proposed Share Consolidation will give rise to fractions of New Ordinary Shares if your holding of existing Ordinary Shares is not exactly divisible by nine at the time the proposed Share Consolidation takes effect. The number of New Ordinary Shares held by you after the proposed Share Consolidation will be rounded down to the nearest whole number.

If you hold fewer than two existing Ordinary Shares in The Laird Group Public Limited Company at the time the proposed Share Consolidation takes effect, you will not receive a New Ordinary Share. You will instead receive the net cash proceeds of the sale of your fractional entitlement.

Any fractions of New Ordinary Shares which remain after the Share Consolidation will be aggregated and sold in the market on behalf of relevant Shareholders. The net cash proceeds of such sale (after expenses) will be distributed to Shareholders in proportion to their fractional entitlements under the proposed Share Consolidation. Neither the Company nor any other person will be responsible for any loss arising from the terms or the timing of such sale or any failure to procure a purchaser for such shares.

All cash payments will be made in pounds sterling by a cheque drawn on a UK clearing bank which will be posted to you at your own risk.

3.5 *Shareholders who hold a share certificate*

Following the proposed Share Consolidation taking effect, share certificates in respect of the existing Ordinary Shares will cease to be valid. Until definitive share certificates in respect of New Ordinary Shares are despatched, no temporary documents of title will be issued and transfers of shares held in certificated form will be certified against the register of members. It is expected that new share certificates will be despatched at the risk of Shareholders shortly after the Return of Cash.

3.6 *Shareholders who hold their shares in CREST*

If you hold your existing Ordinary Shares in CREST, your CREST account will be adjusted to reflect your entitlement to New Ordinary Shares. This is expected to take place shortly after the Return of Cash.

3.7 ***Shareholders who hold their shares in a corporate nominee account***

If you hold your existing Ordinary Shares in a corporate nominee account your New Ordinary Shares will be automatically held in the nominee account.

3.8 ***Share schemes***

In accordance with the rules of the share schemes operated by the Company, the Directors will consider whether it is appropriate to make adjustments to the number of Ordinary Shares under outstanding options and, where relevant, to the exercise price payable and/or the nominal value of the Ordinary Shares to take account of the Share Consolidation. As appropriate, such adjustments will be subject to confirmation in writing from the auditors of the Company that they are, in their opinion, fair and reasonable and to the approval of HM Revenue & Customs, in the case of those schemes approved by HM Revenue & Customs. The Company will notify option holders of any such adjustment in due course.

ADDITIONAL INFORMATION

1. Responsibility

1.1 The Directors, whose names appear on page 3 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 Ernst & Young LLP, whose registered address is at 1 More London Place, London SE1 2AF, accepts responsibility for its letter sent out in Part IV of this document. To the best of the knowledge of Ernst & Young LLP (which has taken all reasonable care to ensure that such is the case), the information contained therein is in accordance with the facts and contains no omissions likely to affect its import.

2. Company address

The registered office and the principal place of business in the UK of the Company is at 100 Pall Mall, London SW1Y 5NQ (telephone number 020 7468 4040 or, if dialling from outside the UK, +44 20 7468 4040).

3. Directors' interests

3.1 As at 16 March 2007 (being the latest practicable date prior to the despatch of this document), the interests of the Directors in the share capital of the Company which have been notified by each Director to the Company pursuant to section 324 or 328 of the Act or are required to be entered in the register referred to in section 325 of the Act (all of which are beneficial interests or the interests of persons connected with them (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed under sections 324, 325 or 328 of the Act and the existence of which is known to, or could with reasonable diligence be ascertained by, that Director) were as follows:

Director	*Number of Ordinary Shares*	*% of issued share capital*
Nigel John Keen	132,669	0.067
Peter John Hill	148,235	0.075
Jonathan Charles Silver	169,852	0.086
Martin Lee Rapp	45,352	0.023
Anthony John Reading MBE	12,352	0.006
Andrew Mackenzie Robb	14,822	0.007
Dr William Ree Spivey	6,176	0.003
Professor Michael Kelly	1,000	0.001
Sir Christopher Hum KCMG	1,000	0.001

All Directors are required to hold at least 1,000 Ordinary Shares pursuant to the articles of association of the Company.

3.2 The following options over Shares have been granted to the Directors and are outstanding as at 16 March 2007 (being the latest practicable date prior to the posting of this document):

Name of Director	*Number of Shares under option*	*Option price (pence)*	*Exercise period*
Peter Hill			
1994 Executive Scheme	236,357	161.00	10.12.05-10.12.12
2003 Executive No.1 Plan	153,773	195.00	02.06.06-02.06.13
	147,198	271.00	12.03.07-12.03.14
	163,318	323.00	18.03.08-18.03.15
	122,000	457.75	25.04.09-25.04.16
Total	822,646		

Name of Director	*Number of Shares under option*	*Option price (pence)*	*Exercise period*
Martin Rapp			
2003 Executive No.1 Plan	106,051	195.00	02.06.06-02.06.13
	74,236	271.00	12.03.07-12.03.14
	85,901	323.00	18.03.08-18.03.15
	64,000	457.75	25.04.09-25.04.16
Total	330,188		
Jonathan Silver			
1994 Executive Scheme	33,936	426.00	08.09.00-08.09.07
	29,694	334.00	10.09.02-10.09.09
	42,420	293.50	16.11.03-16.11.10
2003 Executive No.1 Plan	101,808	195.00	02.06.06-02.06.13
	97,780	271.00	12.03.07-12.03.14
	85,901	323.00	18.03.08-18.03.15
	64,000	457.75	25.04.09-25.04.16
Total	455,539		

3.3 The Executive Directors participate in The Laird Group 2003 Long Term Incentive Plan (the "**Plan**") and have the following interests as at 16 March 2007 (being the latest practicable date prior to the despatch of this document):

Name of Director	*Total as at 16 March 2007*
Peter Hill	439,093
Martin Rapp	149,902
Jonathan Silver	251,711

3.4 The executive directors have an interest in the shares held in the Employee Share Ownership Trust ("**ESOP**"). The ESOP is constituted as a trust, which purchases and holds shares in Laird to satisfy the exercise of awards made under the 2003 Long Term Incentive Plan. The trust currently holds 996,118 ordinary shares of which 255,583 shares relate to the 2003 Long Term Incentive Plan. The balance of the shares is unallocated.

3.5 Save as disclosed in paragraphs 3.1, 3.2, 3.3 and 3.4 above, the Directors do not have any interests in the share capital of the Company.

3.6 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by any member of the Group during the current or preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

3.7 So far as the Company is aware, as at 16 March 2007 (being the latest practicable date prior to the despatch of this document), the following persons (other than Directors) had notifiable interests in three per cent. or more of the voting rights:

Name	*Number of Ordinary Shares*	*% of voting rights*
Standard Life Group plc	27,740,137	14.00
Aviva Plc and its subsidiaries	15,961,296	8.05
Fidelity International Limited and its subsidiaries	14,248,615	7.18
Schroders plc and its subsidiaries	10,506,934	5.30

4. Directors' service agreements

4.1 The Company has entered into the following contracts with its executive Directors:

Peter Hill (Chief Executive) and Jonathan Silver (Finance Director) entered into service contracts dated 8 March 2004. The contracts are not for a fixed term and are terminable by either party on twelve

months' written notice. In 2006 Mr Hill received a basic salary of £368,000 and Mr Silver received a basic salary of £299,000. Both are eligible to participate in both the Company's Annual Performance Incentive Scheme up to a maximum of 100 per cent. of base salary and the annual awards of shares under the Share Schemes. Both are members of the UK group contributory defined benefits plan. Mr Hill was a non-executive director of Meggitt plc during the year and an independent board member of the UK Trade and Investment for part of the year, and is entitled to retain the non-executive director's fees of £39,000 and £4,800 respectively which he received. Following the introduction of the A Day legislation in April 2006, Mr. Silver's pension has ceased to accrue within the defined benefits plan. In light of the Company's previous pension commitment to Mr Silver, he now receives a taxable salary supplement of 40 per cent. of basic salary in lieu of future pension accrual under the pension plan. This will reduce future pension risks for the Company and is expected to be cost neutral for the Company.

Martin Rapp entered into a service contract dated 31 December 2004 with Laird Technologies, Inc. and he has a side letter dated 31 December 2004 from the Company in respect of his appointment as an executive Director. The contract is for an initial period of three years and is terminable by either party on 12 months' written notice. In 2006 Mr Rapp received a basic salary of £257,000 and he is eligible to participate in both the Company's Annual Performance Incentive Scheme up to a maximum of 125 per cent. of base salary and the annual awards of shares under the Share Scheme. Mr Rapp, who is based in the USA, is a member of an employee managed defined contribution program to which Laird Technologies, Inc makes a 50 per cent. match of the member's contributions up to six per cent. of gross earnings. In addition, to align his benefits more closely to those of UK executives, Mr Rapp receives a cash payment of 30 per cent. of his basic salary in lieu of any additional pension. Mr Rapp was a non-executive director of Kionix, Inc during the year and is entitled to retain the non-executive director's fees of £16,260 which he received.

4.2 The Company has also entered into the following letters of appointment in respect of its non-executive Directors:

Nigel Keen (non-executive Chairman) was first appointed a non-executive Director on 1 January 1993. He was appointed Chairman on 5 June 2000. The initial term of the appointment was three years and was extended by the Company for a further three years commencing 5 June 2006. Mr Keen's fee for his services is £175,000 per annum. The agreement for his appointment can be terminated by Mr Keen or the Company giving not less than six months' notice.

Anthony Reading was appointed a non-executive Director on 1 September 2004. The initial term of the appointment was three years. The fees per annum for Mr Reading's services under the terms of his letter of appointment are £36,000, and £7,000 as a committee chairman.

Andrew Robb was appointed a non-executive Director on 1 September 2004. The initial term of the appointment was three years. The fees per annum for Mr Robb's services are £36,000, and £7,000 as a committee chairman.

Dr William Spivey was appointed a non-executive Director on 1 September 2002. The initial term of the appointment was three years subject to rotation under the articles. The fees per annum under the terms of his letter of appointment are £36,000 together with a supplementary travel and attendance fee of £14,000 per annum for non-UK resident Directors.

Professor Michael Kelly was appointed a non-executive director on 1 July 2006. The initial term of the appointment was three years. The fee per annum for Professor Kelly's services is £36,000.

Sir Christopher Hum was appointed a non-executive director on 1 December 2006. The initial term of the appointment was three years. The fee per annum for Sir Christopher's services is £36,000.

5. Material contracts

5.1 The following contracts (not being contracts entered into in the ordinary course of business) have been entered into (a) in the two years immediately preceding the date of this document and are, or may be, material to the Continuing Group or (b) contain provisions under which any member of the Continuing Group has any obligation or entitlement which is material to the Continuing Group as at the date of this document:

(a) the Disposal Agreement, the principal terms of which are set out in Part V of this document;

(b) ***Acquisition of the assets of RecepTec Holdings, LLC***
Pursuant to an acquisition agreement dated 16 March 2006 between, *inter alia*, (1) RCPT

Acquisition Corp. (the "**US Purchaser**"), (2) Caroline Achtzehnte Vermögensverwaltungsgesellschaft mbH (the "**German Purchaser**" and, together with the US Purchaser, the "**Purchasers**"), (3) RecepTec Holdings, LLC, (the "**Seller**"), (4) RecepTec LLC, ("**RecepTec US**") and (5) RecepTec GmbH ("**RecepTec GmbH**"), the Seller sold all the issued shares of RecepTec GmbH to the German Purchaser and all its intellectual property assets used in connection with its business of designing, developing and supplying reception systems for the automotive industry to the US Purchaser. RecepTec US sold substantially all of its assets to the US Purchaser. The aggregate purchase price payable by the Purchasers was $89 million which was decreased by $907,000 as a result of adjustments pursuant to the completion accounts. Of the purchase price, $67,500,000 was paid to the Seller in cash on 16 March 2006, $2,500,000 was placed into an escrow account of which $1,593,000 was released upon agreement of the adjustments pursuant to the completion accounts, and $19,000,000 was paid by delivery on 16 March 2006 of three promissory notes issued by Purchasers (collectively, the "**Notes**"). The first Note for $5 million plus interest was due and payable on 16 March 2007, the second Note for $5 million plus interest will be due and payable on 16 March 2008 and the third Note for $9 million plus interest will be due and payable on 16 March 2009. The Notes are guaranteed by Laird.

Under the agreement the Seller and RecepTec US agreed to indemnify the Purchasers and gave certain representations, warranties and covenants which are appropriate for an agreement of this nature, subject to appropriate limitations.

The aggregate liability of the Seller and RecepTec US will not exceed the aggregate amount of principal and interest outstanding under the Notes. The Purchasers' recourse and remedies will be limited to a right of offset against the Notes, except for claims for breach of obligations in connection with the working capital adjustment, closing date balance sheet, third party debt payoff, non-compete and non-solicitation obligations, certain miscellaneous covenants specified in the agreement and claims for fraud or fraudulent misrepresentation.

In order to ensure the continuing commitment of key management and technical employees the Purchaser established a retention plan. Under the agreement the Seller and RecepTec US agreed to various non-compete provisions which among other things included non-solicitation of employees.

(c) ***Acquisition of the stock of Cushcraft Holdings Corporation***

Pursuant to an acquisition agreement dated 24 February 2007 between, *inter alia*, (1) Laird Technologies, Inc. ("**Laird Technologies**"), (2) Cushcraft Acquisition Inc. ("**Cushcraft Merger Sub**"), and (3) Cushcraft Holdings Corporation ("**Cushcraft**"), Laird Technologies agreed to acquire 100 per cent. of the issued and outstanding stock of Cushcraft. The acquisition was accomplished on 2 March 2007 by way of a merger of Cushcraft Merger Sub, a wholly owned subsidiary of Laird Technologies, with and into Cushcraft, with Cushcraft the surviving corporation in the merger. The purchase price payable by Laird Technologies was $89,750,000 in cash, subject to certain adjustments based on Cushcraft's working capital levels at the closing. $7,000,000 of the purchase price was placed into an escrow account to secure on an exclusive basis (other than with respect to certain representations) the indemnification obligations of the Cushcraft stockholders under the agreement. The escrow account is scheduled to be released on the first anniversary of the closing, subject to pending or unresolved claims.

Under the agreement the Cushcraft stockholders agreed to indemnify Laird Technologies and gave certain representations, warranties and covenants which are customary for an agreement of this nature, subject to customary limitations.

The aggregate liability of Cushcraft for breach of representation or warranty will not exceed $7,000,000 (as reduced by amounts from time to time disbursed from the escrow account), except for certain specified representations and warranties which are not subject to such limitation on liability. Claims for breach of covenants and for fraud or fraudulent misrepresentation are also not subject to such limitation.

Under the agreement, the Cushcraft stockholders that are officers of Cushcraft agreed to various non-compete provisions which, *inter alia*, include non-solicitation of employees.

(d) ***Bilateral loan facility agreements***

(i) A £50,000,000 bilateral multicurrency facilities agreement between Laird and The Royal

Bank of Scotland PLC ("RBS") dated 11 August 2005, pursuant to which RBS agreed to provide a revolving multicurrency loan facility to Laird (the "**Facilities Agreement**"). The facility was initially for a period of five years but has been extended by one year. The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75 per cent. per annum but this may be reduced to 0.6 per cent. per annum or increased to 1.00 per cent. per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(ii) A £50,000,000 bilateral multicurrency revolving facilities agreement between Laird and HSBC Bank PLC ("**HSBC**") dated 11 August 2005, pursuant to which HSBC agreed to provide a revolving multicurrency loan facility to Laird (the "**Facilities Agreement**"). The facility was initially for a period of five years but has been extended by one year. The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75 per cent. per annum but this may be reduced to 0.6 per cent. per annum or increased to 1.00 per cent. per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(iii) A £40,000,000 bilateral multicurrency revolving facilities agreement between Laird and Lloyds TSB Bank PLC ("**Lloyds TSB**") dated 11 August 2005, pursuant to which Lloyds TSB agreed to provide a revolving multicurrency loan facility to Laird (the "**Facilities Agreement**"). The facility was initially for a period of five years but has been extended by one year. The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75 per cent. per annum but this may be reduced to 0.6 per cent. per annum or increased to 1.00 per cent. per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(iv) A £35,000,000 bilateral multicurrency revolving facilities agreement between Laird and Commerzbank A.G. ("**Commerzbank**") dated 11 August 2005, pursuant to which Commerzbank agreed to provide a revolving multicurrency loan facility to Laird (the "**Facilities Agreement**"). The facility was initially for a period of five years but has been extended by one year. The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75 per cent. per annum but this may be reduced to 0.6 per cent. per annum or increased to 1.00 per cent. per annum on the margin reset dates.

The Laird Group Public Limited Company

Registered in England & Wales No: 55513

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of The Laird Group Public Limited Company (the "**Company**") will be held at 2.00 p.m. on 12 April 2007 at the offices of Ashurst, Broadgate West, 9 Appold Street, London EC2A 2AP for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. THAT the proposed disposal by the Company of the Laird Security Systems Division (as defined in the circular dated 19 March 2007 sent by the Company to shareholders) (the "**Circular**") be and is hereby approved on the terms and conditions contained in the disposal agreement dated 19 March 2007 between the Company and Lupus Capital plc and set out in the Circular and with such non-material amendments thereto as the directors of the Company (or any duly constituted committee thereof) may consider appropriate. (Resolution 1)

2. THAT, subject to and conditional on Resolution 1 being passed and on the Return of Cash (as defined in the circular dated 19 March 2007 sent by the Company to shareholders) taking place, and on admission of the New Ordinary Shares (as defined below) to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc's market for listed securities in respect of the ordinary shares of 28.125 pence each, every nine issued and unissued ordinary shares of 25 pence each in the capital of the Company be consolidated into eight ordinary shares of 28.125 pence each ("**New Ordinary Shares**") provided that no member shall be entitled to a fraction of a share and any fractions of New Ordinary Shares arising out of the consolidation pursuant to this resolution will be aggregated and sold and the net proceeds of sale will be distributed *pro rata* among those members who would otherwise be entitled to such fractional entitlements. For the purpose of implementing the provisions of this resolution, the board of directors of the Company may appoint any person to execute transfers on behalf of any person entitled to any such fractions and may generally make all arrangements which appear to the board of directors of the Company to be necessary or appropriate for the settlement and/or disposal of such fractional entitlements. (Resolution 2)

Registered Office
100 Pall Mall
London SW1Y 5NQ

By order of the Board
D J L Hudson
Secretary

19 March 2007

Notes

1. Any member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint another person (whether a member or not) as his proxy to attend and, on a poll, to vote instead of him. A form of proxy is enclosed. Alternatively, if you hold your shares in uncertificated form (i.e., in CREST) you may vote using the CREST system. (Please see the notes below.) All proxies, however submitted, must be lodged with our Registrars, Lloyds TSB Registrars, by no later than 2.00 p.m. on 10 April 2007.
2. To have the right to attend (in person or by proxy) and/or vote at the Extraordinary General Meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the Register of Members of the Company by no later than 6.00 p.m. on 10 April 2007. Changes to entries on the Register after this time shall be disregarded in determining the rights of any person to attend (in person or by proxy) or vote at the Extraordinary General Meeting.

Notes on CREST Voting

1. If you submit your proxy electronically through CREST, to be valid, the appropriate CREST message, (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by our Registrars, Lloyds TSB Registrars, (ID 7RA01) by no later than 2.00 p.m. on 10 April 2007. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST.
2. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
3. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.
4. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).

Laird

Annual General Meeting

of

The Laird Group Public Limited Company

to be held at

Sofitel St. James London, 6 Waterloo Place, London SW1Y 4AN

on

Friday 12 May 2006

at 12 noon

This document, which contains the Notice of the Company's Annual General Meeting, is important and should be given your immediate attention.

If you are in any doubt about the action which you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your holding of ordinary shares in The Laird Group Public Limited Company please send this document and the Report and Accounts to the agent who arranged the sale or through whom the transfer was effected so that they may be passed on to the purchaser or transferee.

THE LAIRD GROUP PUBLIC LIMITED COMPANY

(Registered in England and Wales No. 55513)

Registered Office:
3 St James's Square
London SW1Y 4JU

5 April 2006

Dear Shareholder

2006 Annual General Meeting

The Notice of Meeting on pages 4 to 7 sets out the business to be transacted at the Annual General Meeting to be held on Friday, 12 May 2006 at 12 noon at Sofitel St. James London, 6 Waterloo Place, London SW1Y 4AN. Also enclosed with this letter are the 2005 Annual Report and Accounts and a proxy card for voting at the Annual General Meeting.

Resolutions 1 to 9 set out in the Notice of Meeting are ordinary business. Resolutions 10 to 15 are special business and are explained in further detail below.

Resolutions 3 to 8 – Re-election of Directors

The following directors, whose biographical details are set out on pages 16 and 17 of the 2005 Annual Report and Accounts, are standing for re-appointment. Short biographical details, together with reasons for the re-appointment of the non-executive directors are given below:

Mr Geoffrey Drabble

Mr Drabble, aged 46, was appointed a director in 2001. He is the Managing Director of Laird Security Systems.

Mr Peter Hill

Mr Hill, aged 53, was appointed Managing Director in 2001 and Chief Executive in March 2002.

Mr Keen, Mr McDowall, Mr Reading and Sir Geoffrey Owen are non-executive directors. The non-executive directors do not have service contracts and their appointment is subject to review every three years and is also subject to the rotation provisions of the Articles.

Mr Nigel Keen

I was appointed a non-executive director in 1993 and Chairman in June 2000. I am Chairman of the Nominations Committee and a member of the Remuneration Committee. In accordance with the Combined Code on Corporate Governance, my performance has been reviewed by the non-executive directors who have confirmed that it remains effective and they recommend my re-appointment as a director.

Mr John McDowall

Mr McDowall, aged 63, became the senior independent non-executive director in May 2005 when he stepped down as Chairman of the Remuneration Committee. He was appointed a director in 1998 and is a member of the Audit, Remuneration and Nominations Committees of the Board. Mr McDowall's business expertise and manufacturing knowledge continue to be of benefit to the Board. As Mr McDowall has served as a director for more than six years, his re-appointment has been subject to rigorous review and the Board recommends his re-appointment as a director.

Mr Anthony Reading

Mr Reading, aged 62, was appointed to the Board in September 2004. Mr Reading has an excellent track record in international businesses and the Company benefits from his general management experience and vision. Mr Reading, who became the Chairman of the Remuneration Committee and a member of the Nominations Committee on 13 May 2005, has been a member of the Remuneration Committee since he joined the Board. The Board has reviewed Mr Reading's performance and recommends his re-appointment as a director.

Sir Geoffrey Owen

Sir Geoffrey Owen, aged 71, was appointed to the Board in 2000 and stands for annual re-election. He is a member of the Remuneration and Audit Committees. Sir Geoffrey, a former Editor of the Financial Times, is a Senior Fellow at the Institute of Management at the London School of Economics. Sir Geoffrey Owen's expertise in global economic issues and knowledge of industrial and corporate matters provide a different perspective and a useful balance to the Board and, following a review of his performance, his re-appointment is recommended.

Resolution 10 – Directors' Remuneration Report

The Directors' Remuneration Report, which summarises the Group's policy on Directors' remuneration, is shown on pages 26 to 32 of the 2005 Annual Report and Accounts.

Resolution 11 – Proposed Increase in Authorised Share Capital

Following the Rights Issue, announced on 16 March 2006, the Company will be left with a small margin of authorised but unissued share capital. An Ordinary Resolution will be proposed at the Annual General Meeting to increase the authorised share capital of the Company from £60 million to £70 million.

Resolution 12 – Authority to Allot Shares

Following the Rights Issue, 43 million ordinary shares will remain authorised but unissued (including those shares reserved for issue under the Company's executive share option schemes), equal to 22 per cent of the issued share capital of the Company. At the Annual General Meeting held in 2005 the Directors were given a general authority under section 80 of the Companies Act 1985 to allot shares. This authority is now due to expire and an Ordinary Resolution will therefore be proposed to give the Directors a general authority, under section 80 of the Companies Act 1985, to allot 65,146,352 shares which represent 41 per cent of the issued share capital of the Company pre-Rights Issue as at 4 April 2006 and 33 per cent of the issued share capital post-Rights Issue i.e. as at 10 April 2006. Other than up to 323,669 shares to be issued as part of the deferred consideration for the acquisition of Centurion Wireless Technologies Inc., the Directors have no present intention of exercising this authority which will remain in force until the conclusion of the Annual General Meeting in 2007 or, if earlier, 12 August 2007.

Resolution 13 – Disapplication of Pre-emption Rights

At the Annual General Meeting held on 13 May 2005, the Directors were empowered to allot shares for cash otherwise than pro rata to existing shareholders in certain limited circumstances. It is proposed that this power should be renewed for a further period until the conclusion of the Annual General Meeting in 2007 or, if earlier, 12 August 2007. If approved, this Special Resolution will empower the Directors to issue shares for cash without applying pre-emption rights in connection with a rights issue and in respect of issues otherwise than in connection with a rights issue having an aggregate nominal value of up to £1,997,633 (which represents five per cent of the issued share capital of the Company as at 4 April 2006 being in accordance with the Listing Rules of the Financial Services Authority and guidelines issued by the Investment Protection Committees of the Association of British Insurers and the National Association of Pension Funds).

Resolution 14 – Authority for the Company to Purchase its Own Shares

At the Annual General Meeting held on 13 May 2005, the Company was authorised to make purchases of up to 10 per cent of its ordinary shares on the London Stock Exchange. The Special Resolution to be proposed at the Annual General Meeting will renew the authority to purchase up to 15,981,067 ordinary shares (being 10 per cent of the issued ordinary share capital of the Company at 4 April 2006) at a price of not more than five per cent above the middle market price as derived from the Daily Official List of the London Stock Exchange for the five business days preceding the purchase. The Directors have no present intention of exercising this authority and, in the event that market purchases were made, the shares would be cancelled and the number of shares in issue reduced accordingly. This authority is in line with the Listing Rules of the Financial Services Authority and the Association of British Insurers.

As at 4 April 2006, there were options outstanding over 3,446,573 ordinary shares representing 2.16 per cent of the Company's issued share capital. If the authority given by Resolution 14 were to be fully used, these would then represent 2.40 per cent of the Company's issued share capital.

Resolution 15 – Amendments to Articles of Association

The Companies Act 1985 now permits companies to indemnify directors and officers in respect of proceedings brought by third parties, covering both legal costs and the financial costs of any adverse judgement. This does not, however, include the legal costs of an unsuccessful defence in criminal proceedings or fines imposed in criminal proceedings or penalties imposed by regulatory bodies. In addition, companies are now permitted to pay a director's costs of defending proceedings brought against him as they are incurred, rather than only when final judgement in the director's favour has been given. If the defence is unsuccessful, however, a director will still be liable to pay any damages awarded to the claimant and to repay defence costs to the Company (except where civil proceedings have been brought by a third party and the Company chooses to indemnify him). Although the Company already has the power to indemnify directors to the limited extent permitted before the changes were made to the Companies Act 1985, the Board believes that it is appropriate that it should make the benefits of the new provisions available to directors, especially as directors are increasingly being added as defendants in legal actions against companies and litigation is often very lengthy and expensive. If the Company indemnifies the directors, it is required to make disclosure in the Directors' Report each year and Shareholders also have the right to inspect any indemnification agreement. The Board therefore proposes the amendments to articles 185 and 186.

In addition, it is proposed that the articles be amended such that references to the "London Stock Exchange" are updated to refer to the "Financial Services Authority" and removed where no longer applicable. Some minor changes are also proposed to reflect FSA procedures.

The terminology in articles 126 and 127 is proposed to be updated so as to refer to "subsidiary undertaking" as defined in the Companies Act 1989 rather than "subsidiary" or "subsidiary company".

Voting

Please complete the enclosed reply paid proxy card and return it to the Company's Registrars. Alternatively, if you hold your shares in uncertificated form (i.e., in CREST) you may vote through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual (and summarised in the accompanying notes on page 6). All proxies, however submitted, must be lodged with the Registrars by no later than 12 noon on 10 May 2006. Submitting your proxy by either method will not prevent you from attending the Meeting and voting in person if you wish to do so.

Yours faithfully
NIGEL KEEN
Chairman

NOTICE OF MEETING

Notice is hereby given that the One Hundred and Forty-second Annual General Meeting of The Laird Group Public Limited Company will be held at Sofitel St. James London, 6 Waterloo Place, London SW1Y 4AN, on Friday 12 May 2006 at 12 noon for the following purposes:

Ordinary Business

1 To receive and adopt the Report of the Directors and Accounts for the year ended 31 December 2005;

2 To declare a final dividend;

3 To re-elect Mr N J Keen as a Director;

4 To re-elect Mr G Drabble as a Director;

5 To re-elect Mr P J Hill as a Director;

6 To re-elect Mr J B McDowall as a Director;

7 To re-elect Mr A J Reading as a Director;

8 To re-elect Sir Geoffrey Owen as a Director; and

9 To re-appoint Ernst & Young LLP as Auditors and authorise the Board to fix their remuneration.

Special Business

To consider as special business and, if thought fit, pass the following Resolutions which will be proposed as to Resolutions 10 to 12, as Ordinary Resolutions and as to Resolutions 13 to 15 as Special Resolutions:

Ordinary Resolutions

10 THAT the Directors' Remuneration Report, as set out in the Report and Accounts for the year ended 31 December 2005 be and is hereby approved.

11 THAT the authorised share capital of the Company be increased from £60,000,000 to £70,000,000 by the creation of an additional 40,000,000 ordinary shares of 25p each.

12 THAT, subject to the passing of Resolution 11, the Directors be and are hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the said Act) up to an aggregate nominal amount of £16,286,588 such authority to expire at the conclusion of the next Annual General Meeting or, if earlier, 12 August 2007, save that the Company may, at any time before such expiry, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired and provided that this authority shall be in substitution for and to the exclusion of any previous authority conferred on the Directors to allot relevant securities.

Special Resolutions

13 THAT, subject to the passing of Resolutions 11 and 12, the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 during the period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company or, if earlier, 12 August 2007 to allot equity securities (as defined in section 94(2) of the said Act) for cash pursuant to the authority conferred on the Directors by Resolution 12 set out in the Notice of this Meeting, as if section 89(1) of the said Act did not apply to such allotment save that the Company may, at any time before the expiry of such power, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power conferred hereby had not expired, provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities attributable to the respective interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on the record date for such allotment, but subject always to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising in respect of any overseas territory; and

(b) to the allotment (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £1,997,633.

14 THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of any of its ordinary shares of 25p each (the "ordinary shares") on such terms and in such manner as the Directors may from time to time determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 15,981,067, representing 10 per cent of the issued share capital at 4 April 2006;

(b) the minimum price which may be paid for each ordinary share is 25p, exclusive of the expenses of purchase;

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares of the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) unless previously revoked or varied, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 12 August 2007; and

(e) the Company may, before the expiry of this authority, conclude a contract to purchase ordinary shares which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract, as if such authority had not expired.

15 THAT the Articles of Association of the Company be amended by:

(a) article 2 be amended by the deletion of "**"The Stock Exchange"** means London Stock Exchange Limited" and the insertion of "**"Financial Services Authority"** means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000"; and

(b) articles 6, 101 and 171 be amended by the deletion of "The Stock Exchange" and the insertion of "the Financial Services Authority";

(c) article 36 be amended by the deletion of "London Stock Exchange" and the insertion of "Financial Services Authority";

(d) article 94 be amended by the deletion of "the Financial Services Act 1986" and the insertion of "section 285 of the Financial Services and Markets Act 2000";

(e) articles 126 and 127 be amended by the deletion of "subsidiaries" and the insertion of "subsidiary undertakings";

(f) article 174 be amended by the deletion of the words after "debenture stock of the Company, and" and the insertion of "two copies of each of these documents shall, at the same time as they are issued, be forwarded to the Financial Services Authority for publication through its document viewing facility, and to the appropriate person at all other (if any) listing authorities and stock exchanges upon which any shares, debentures or other obligations of the Company are, for the time being, quoted and traded.";

(g) article 183 be amended by the deletion of "the Quotations Department of The Stock Exchange" and the insertion of "a Regulatory Information Service (as defined in the Listing Rules of the Financial Services Authority)";

(h) article 185 be deleted and replaced by:

"Save and except so far as the provisions of this article shall be avoided by any provisions of the Statutes the Directors and other officers excluding the Auditors for the time being of the Company, and their respective executors or administrators, may be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses (together "Liabilities"), which they or any of them, their or any of their executors or administrators, may incur or sustain by reason of any act done, concurred in, or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts (together "Role"), except such (if any) as they shall incur or sustain through their own wilful neglect or default respectively, including (without prejudice to the generality of the foregoing) any Liability suffered or incurred by them or any of them in disputing, defending, investigating or providing evidence in connection with any actual or threatened or alleged claims, demands, investigations, or proceedings, whether civil or criminal or in connection with any application under section 144(3) or (4) or section 727 of the Statute. The Company may also, subject to the provisions of the Statutes, provide funds to any Director or other officer of the Company (excluding the Auditors) or do anything to enable a Director or other officer of the Company (excluding the Auditors) to avoid incurring expenditure of the nature described in section 337A of the Statute."

(i) article 186 be deleted and replaced by:

"Without prejudice to the provisions of article 185 the Directors have the power to purchase and maintain insurance for the benefit of (a) all persons who are or were at any time Directors or other officers (excluding the Auditors) of the Company or any Associated Company (as defined in section 309A(6) of the Statute or (b) all persons who are or were at any time trustees of any pension fund or employees' share scheme in which employees of the Company or any Associated Company (as defined in section 309A(6) of the Statute) are interested, including (without prejudice to the generality of the foregoing) insurance against Liabilities in respect of their Roles."

By Order of the Board
D J L HUDSON
Secretary
5 April 2006

3 St James's Square,
London SW1Y 4JU

Any member entitled to attend and vote at the Meeting is entitled to appoint another person (whether a member or not) as his proxy to attend and, on a poll, to vote instead of him. A form of proxy is enclosed. Alternatively, if you hold your shares in uncertificated form (i.e., in CREST) you may vote using the CREST system. (Please see the notes below.) All proxies, however submitted, must be lodged with our Registrar, Lloyds TSB Registrars, by no later than 12 noon on 10 May 2006.

To have the right to attend (in person or by proxy) and/or vote at the Meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the Register of Members of the Company by no later than close of business on 10 May 2006. Changes to entries on the Register after this time shall be disregarded in determining the rights of any person to attend (in person or by proxy) or vote at the Meeting.

A copy of the Articles of Association showing the proposed amendments will be available for inspection at the registered office of the Company and at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA during normal business hours until the date of the Annual General Meeting and on that date at the place of the Meeting from 15 minutes prior to the Meeting until its conclusion. In addition, a copy of the Articles of Association showing the proposed amendments will be available on the Company's website www.laird-plc.com, until the date of the Annual General Meeting.

The Register of Directors' interests maintained under Section 325 of the Companies Act 1985, together with copies of the Directors' service agreements and copies of the terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the Annual General Meeting.

Notes on CREST Voting

If you submit your proxy electronically through CREST, to be valid, the appropriate CREST message, (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by our Registrar, Lloyds TSB Registrars, (ID 7RA01) by no later than 12 noon on 10 May 2006. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST.

CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (SI 2001/3755).

The Laird Group PLC

Interim Report 2006

Laird



Financial highlights

	6 months to 30 June		
	2006	2005	
	£m	£m	
Revenue			
– Continuing operations	**286.1**	232.2	+23%
– Discontinued operations	**–**	14.0	
	286.1	246.2	+16%
Underlying profit before tax[(i)]	**32.7**	24.1	+36%
Profit before tax from continuing operations	**28.5**	16.1	+77%
Net borrowings	**108.7**	158.1	
Shareholders' funds	**398.5**	275.1	
	p/share	p/share*	
Underlying earnings[(i)]	**14.8**	12.0	+23%
Basic earnings from continuing operations	**11.8**	7.3	+62%
Dividend	**3.35**	3.11	+8%

Explanatory notes:

(i) Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments.

(ii) The narrative that follows is based on underlying operating profit, profit before tax and earnings per share, as the Directors believe that these provide a more consistent measure of operating performance.

(iii) The weighted average number of shares used to calculate earnings and dividends per share was 181.0 million in the first half of 2006 and 166.7 million in the first half of 2005.

*2005 adjusted for bonus element of the 4 for 17 Rights Issue.

Review of the Half Year

Strategic Development
Laird is successfully pursuing a strategy of focusing on specialist higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, and still expanding, low cost manufacturing base. Our global reach provides advantages compared to many of our more regional or local competitors. The Group is now focused on its two market leading Divisions, Laird Technologies and Laird Security Systems which have been, and will continue to be, strengthened and expanded through both organic investment and acquisitions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

Delivery of Profitable Growth
Laird has made good progress during the first half of 2006, sustaining the momentum established in recent years.

Revenue in the six months to 30 June 2006 was £286.1 million, up 23% on the revenue from continuing operations of £232.2 million, and up 16% on the total revenue of £246.2 million, in the first half of 2005. Organic growth from continuing operations was 8%.

Underlying profit before tax was £32.7 million in the six months to 30 June 2006, 36% up on the £24.1 million in the first half of 2005, driven by a particularly strong performance from Laird Technologies.

The Group's operating profit margin increased to 13.3%, from 11.9% in the first half of 2005, as a result of organic growth and a greater proportion of manufacturing from low cost countries.

Profit before tax from continuing operations in the first half of 2006 was £28.5 million, up 77% compared with the £16.1 million in the same period last year. There were no exceptional charges in the period (2005, £6.0 million).

Underlying earnings per share in the first half of 2006 were 14.8 pence, 23% up on the restated 12.0 pence in the first half of 2005.

Net borrowings at 30 June 2006 were £108.7 million, representing 27% of shareholders' funds. Interest cover in the half year was 7.1 times. The Group's capital base was strengthened in the first half of 2006 by the 4 for 17 Rights Issue, which raised approximately £118 million (net of expenses).

There was a trading cash inflow in the half year of £6.7 million, compared with an outflow of £0.6 million in the first half of 2005. There was a cash outflow on acquisitions and disposals in the half year of £82.6 million compared with £18.9 million in the first half of 2005, and a cash spend in the period, on prior year exceptional charges, of £0.3 million compared with £3.1 million in the first half of 2005.

Continuing Dividend Growth
The Board's policy is to increase cash returns to shareholders progressively over time, considering both the underlying profitability of the Group and the cash flow requirements of the business. In line with this policy, we have declared an interim dividend of 3.35 pence, an increase of 8% on the 3.11 pence for the period to 30 June 2005, which has been restated as a result of the 4 for 17 Rights Issue.

Laird Technologies

Six months to 30 June	2006 £m	2005 £m	Growth
Revenue	165.2	118.6	39%
Underlying operating profit	24.7	15.5	59%

Laird Technologies is a leader in the design, development, manufacture and supply of customised, performance critical products for wireless and other advanced electronic applications.

Laird Technologies had an excellent first half in 2006. Strong demand across all its markets, in particular those for cellular handsets, notebook PCs and plasma display panels, helped deliver strong organic revenue growth in the first half of 2006, of 19%. Laird Technologies has also benefited from the acquisitions made in late 2005 and in March 2006, with the result that Laird Technologies' revenue in the six months to 30 June 2006 increased by 39% compared to the first half of 2005, to £165.2 million.

The benefits of acquisitions, the strong organic revenue growth and the increased levels of production from lower cost countries combined to drive underlying operating profit in the period to £24.7 million, an increase of 59% compared to the first half of 2005. Laird Technologies' operating margin in the period grew to 15.0%, up from 13.1% in the first half of 2005.

Laird Technologies now owns a broad and complementary range of products and technologies, which we continue to expand. These currently include a comprehensive range of electromagnetic interference (EMI) shielding products, thermal interface materials, thermoelectric coolers, power products and a wide range of wireless antennae: cellular, satellite radio, GPS, Bluetooth, WiFi and other antennae for fixed and mobile communications. The convergence of a number of these products in a single electronic device is creating new business opportunities.

Cellular Handsets
The largest market for our products is currently cellular handsets. We supply a range of antennae and EMI shielding products to the major global OEMs, and we are now also combining thermal interface materials in 3G applications. Revenues into this market accounted for nearly 45% of Laird Technologies' revenue in the first half of 2006.

The worldwide cellular handset market experienced strong growth in the first half of 2006, driven by emerging markets' demand, increasing functionality and style. Industry projections are for further growth in the second half, albeit at a lower rate than in the first, but with 2006 again projected to be a record year for global handset shipments.

Laird Technologies is particularly well placed to benefit from this growth with its range of complementary products and technologies, its technical and radio frequency (RF) design expertise, its global footprint and its ability to move quickly from design to rapid prototyping and high volume production. We work closely with our global OEM customers, supporting them in their multiple locations. In the second half of 2006 we also expect to benefit from new programme wins and from the higher value added products we will be supplying.

IT, Telecomms and Datacomms
Laird Technologies saw continuing growth in the IT, telecommunication and data communications markets, which in the first half of 2006 accounted for nearly 30% of its revenues. Sales of our products into the server and networking equipment markets remained buoyant, while our sales into the PC notebook market again showed good growth as we continued to benefit from the acquisition of Cateron in 2005.

Automotive and Transportation
The first half of 2006 saw significant Laird Technologies' sales into the automotive and transportation markets for the first time as a result of the acquisition of RecepTec in March this year. These markets accounted for approximately 10% of Laird Technologies' revenue in the first half. RecepTec itself, which demonstrated organic revenue growth of approaching 30%, is performing well and has won new OEM contracts for 2008 platforms. Laird Techologies is well placed to benefit from the increasing intensity of electronic content in these markets.

Other Strategic Markets
Laird Technologies' sales into its other strategic markets (industrial, consumer, military and security, medical, and other markets) accounted for some 15% of its revenues. We saw strong growth into the plasma display panels market, obtaining design wins in both Korea and Japan for our products which will be manufactured in China, Central Europe and North America. Thermoelectric cooler sales of Melcor, acquired in late 2005, into the industrial, medical and aerospace markets grew strongly, as did the wide range of communications antennae supplied by Antenex which was acquired in March this year. Both of these acquisitions are performing in line with expectations.

Operations
Laird Technologies continues to expand its global reach, at the same time as expanding its capacity and production in lower cost countries. At June 2006, 80% of Laird Technologies' 8,000 employees were located in Asia and Central Europe.

The first half of 2006 saw the openings of major new plants in Beijing and Shenzhen in China, while our Tianjin facility was relocated to larger premises. We are also planning relocations and expansion of our facilities in Shanghai, China and Penang, Malaysia.

These moves expand significantly our manufacturing capacity in Asia and provide economies of scale, as well as expansion space for the next two to three years.

Laird Technologies recently opened its first plant in Mexico. Initially manufacturing antennae, our presence there will be expanded gradually to cover a wider range of Laird Technologies' products.

Laird Technologies is awaiting final Indian Government approval for the opening, in early 2007, of a technical sales office and manufacturing facility in Chennai. This will strengthen further our proximity and support capabilities to key customers with operations in India. The establishment of this new facility and organisation is the start of what we anticipate to be a much more extensive presence for Laird Technologies in the rapidly growing Indian electronics market.

Outlook
Laird Technologies is now benefiting from the much wider breadth of its product range, the depth of its technical design and manufacturing capabilities, and its continuously expanding global footprint. We expect further growth in its end user markets which will leave Laird Technologies well placed to build on its success in the first half.

Laird Security Systems

Six months to 30 June	**2006 £m**	2005 £m	Growth
Revenue	**120.9**	113.6	6%
Underlying operating profit	**13.4**	13.6	(2%)

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets.

Laird Security Systems achieved revenue growth of 6% in the first half of 2006, while underlying operating profit was marginally below the record profits seen in the first half of 2005. Organic revenue growth declined by some 4% across the Division as a whole compared with the first half of 2005, with a decline in the UK but with the US again showing positive organic growth.

Revenue from continuing operations in the six months to 30 June 2006 was £120.9 million, compared with £113.6 million in the first half of 2005. Underlying operating profit, at £13.4 million in the half year, was marginally below the record level of £13.6 million achieved in the same period of 2005. The first half underlying operating profit was negatively impacted by approximately £1.6 million of one-off restructuring charges and the adverse effect of commodity price movements. We currently expect that the full year charge for the effect of these will not be significantly higher than that already taken in the first half.

UK
UK revenue in the first half of 2006, of approximately £63 million, was down 11% compared with the first half of 2005 on a like for like basis, but level with that in the second half of last year.

The reduction year on year was seen in window hardware (which accounted for just over 30% of UK revenue) and in windows, conservatories and associated products (which together accounted for a little over 15% of UK revenue). However, new contracts are being won and the benefits of these will begin to be seen in the second half. We have continued to restructure our operations with the closure of two facilities, in North Yorkshire and the West Midlands, while the transfer to China of all production from our facility in Essex has now been completed. Overall, we have reduced headcount by 75, or some 14% of the combined workforce, during the half year.

Our UK door hardware (approximately 23% of UK revenue) and composite door (approximately 22% of UK revenue) product lines performed in line with our expectations in the half year. We have continued to expand our multipoint door lock offering, while at the same time reducing UK headcount in our door hardware business as we transferred more of the production to China.

Our composite door product line continues to be underpinned by Government spending on the "Better Homes Initiative". New contracts, which are expected to commence in the second half, have been won and a new door product is being developed. Operating costs in the business are expected to reduce following the recent closure of one of its three UK sites.

US
US revenue in the first half of 2006 was approximately £58 million, with organic growth of 5% in the period. As expected, US housing starts declined in the first half of this year while repair and remodelling expenditure continued to grow, albeit at a slower rate than in 2005.

We continued to expand our US window hardware product line (approximately 50% of US revenue), with new product introductions, market share gains and favourable trends within the overall US window market. These factors also benefited our US seals and PVC extrusions product lines (approximately 30% of US revenue).

We are seeing good customer acceptance of our new weatherstripping seal, and will also be launching a new seal product for the US door market for the first time. Our first range of casement window hardware will be launched in the second half, while our growing door hardware product line (approximately 15% of US revenue) is benefiting from an expanding product range, particularly in multipoint locks.

Development
The recent acquisitions in the US of Builders Hardware in September 2005 and Bandlock in March 2006, and of Balance UK which we also acquired in March 2006 to fill a product gap in our US business, are performing at or ahead of expectations. All are demonstrating good organic growth and have margins that are higher than the Division's average.

In Laird Security Systems overall, sourcing from Asia for its hardware businesses has continued to expand as planned. Revenue sourced from Asia grew by some 50% in the first half of 2006, compared with the same period last year.

Outlook
Laird Security Systems has continued to provide innovative local solutions to its customers, allied to what are believed to be industry leading service levels, on a global basis. With the actions we have taken in response to market conditions, together with normal seasonal trends, we currently expect to see an improved performance in the Division in the second half of the year.

Maintaining Progress
The Laird Group has made further good progress in the first half of 2006. Laird Technologies is benefiting from its presence in growth markets, its broad and complementary product range, its technical capabilities and its customer relationships. Laird Security Systems is benefiting from the cost reduction measures which have been undertaken, its new product introductions and market share gains. The Group continues to be developed strategically, and is well positioned to make further progress in the second half of this year.

Nigel Keen
Chairman

Peter Hill
Chief Executive

1 August 2006

Finance Director's report

Revenue
Revenue was £286.1 million in the first six months against £246.2 million a year earlier. Of the latter, £14.0 million of revenue was from Permacell Finesse which was divested in September 2005. Revenue from continuing operations increased by 23%.

Organic growth from continuing operations was 8%. This is measured by restating 2006 revenue at 2005 exchange rates, and then comparing it to revenue in 2005 including the revenue for the acquired businesses in the equivalent period not in our ownership.

Profit
Profit before tax from continuing operations in the six months to 30 June 2006 was £28.5 million (2005, £16.1 million). Profit from discontinued operations was £0.2 million (2005, £0.1 million).

Underlying profit before tax in the six months to 30 June 2006 was £32.7 million (2005, £24.1 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments. Its derivation is set out in Note 8.

Finance Costs
Finance costs of £6.4 million, less finance revenue of £0.9 million, were higher than in the first six months of 2005, due to the funding costs of the acquisitions and higher interest rates. These funding costs were offset in part by the Rights Issue in March, the proceeds of which were received in the latter part of April.

Taxation
The underlying tax charge is equivalent to an average tax rate of 18.0% on underlying profits before tax and is marginally higher than the 17.4% for the first six months of 2005. The Group has a relatively low tax charge in the USA benefiting from tax deductions for amortised goodwill resulting from acquisitions. A growing proportion of profits is also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in Note 8.

Underlying Earnings
Underlying profits were 36% up on the first six months of 2005, but with more shares in issue, underlying earnings per share were up by 23%. Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill. An analysis of underlying profits and earnings is given in Note 8.

Cash Flow and Borrowings
There was a trading cash inflow of £6.7 million in the period, compared with an outflow of £0.6 million for the same period last year and an inflow of £33.9 million for the full year. The Group is highly cash generative, but the trading cash flow surpluses tend to be heavily weighted towards the second half of the year.

Analysis of cash flow

	£m
Operating profit	38.1
Depreciation/asset disposal gain	6.0
Other non cash	0.5
	44.6
Increase in working capital*	(19.7)
Capital expenditure less disposals	(11.8)
Finance costs	(5.3)
Taxation	(1.1)
Trading cash flow	6.7
Dividends	(12.8)
Net cost of acquisitions and disposals	(82.6)
Exceptional costs	(0.3)
Pension contributions above the normal level	(0.3)
Proceeds from share issues	118.3
Movement in treasury shares	(0.8)
Exchange translation movement	11.2
Decrease in net borrowings	39.4

* after adjusting for accruals on exceptional items of £0.3 million.

An increase in trade debtors and inventories has led to the rise in working capital due in part to higher levels of activity in June compared to December but also for debtors, due to a larger proportion of Group revenues being generated in Asia, where payment terms are longer.

Cash tax payments were lower than the underlying tax charge due to the receipt of tax repayments in respect of previous years.

Net borrowings in the first half of the year decreased by £39.4 million to £108.7 million, compared with £148.1 million at the end of 2005. This was after receiving £118.3 million of proceeds from share issues, payment of dividends of £12.8 million on the increased share base following the Rights Issue, and a net spend of £82.6 million on acquisitions and disposals. As much of the Group's borrowings are in US Dollars and the US Dollar has weakened since the end of 2005, £11.2 million of the decrease is due to the translation of borrowings using the US Dollar rate at the end of June 2006.

Loan Facilities
The Group has £195 million of bilateral loan facilities, which were previously due to expire in 2010, but have been extended to 2011. The Group also has $190 million (£103 million) of US Dollar Private Placement facilities, which expire between 2008 and 2016.

Pensions
The Group had a pension deficit of £11.8 million at June 2006, a reduction of £4.6 million from £16.4 million at the end of December 2005. The main driver of this was an increase in the bond rate used to discount liabilities, from 4.75% at December 2005 to 5.25% at June 2006, which reduced liabilities by £7.8 million. This was offset in part by an increase in the inflation assumption to 2.90% (31 December 2.75%), which increased liabilities by £1.5 million, together with lower actual asset returns in the first half of 2006 of £2.6 million compared with the assumed return.

Jonathan Silver
Finance Director

1 August 2006

Independent review report to The Laird Group PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 that comprises the Group income statement, Statement of recognised income and expense, Group balance sheet, Group cash flow statement and the related Notes 1 to 13. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those to be applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Auditing Standards (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Ernst & Young LLP
London
1 August 2006

Group income statement (unaudited)

note		6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
	Continuing operations			
03	**Revenue**	**286.1**	232.2	490.3
	Operating profit before amortisation of acquired intangible assets and exceptional items	**38.1**	29.1	65.8
	Amortisation of acquired intangible assets	**(3.5)**	(1.8)	(4.4)
05	Exceptional items	**-**	(6.0)	(15.5)
	Operating profit	**34.6**	21.3	45.9
	Finance revenue	**0.9**	0.4	0.8
	Finance costs	**(6.4)**	(5.5)	(11.2)
	Financial instruments – fair value adjustment	**(0.7)**	(0.1)	(1.1)
	Other finance revenue/(costs) – pension	**0.1**	-	(0.1)
	Profit before tax from continuing operations	**28.5**	16.1	34.3
08	Taxation*	**(7.1)**	(3.9)	(9.0)
	Profit for the period from continuing operations	**21.4**	12.2	25.3
	Discontinued operations			
06	Profit/(loss) for the period from discontinued operations	**0.2**	0.1	(5.1)
	Profit for the period	**21.6**	12.3	20.2
07	**Earnings per share**			
	Basic from continuing operations	**11.8p**	7.3p	15.1p
	Diluted from continuing operations	**11.7p**	7.2p	15.0p
	Basic on profit for the period	**11.9p**	7.4p	12.1p
	Diluted on profit for the period	**11.8p**	7.3p	12.0p

note		6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
03	**Total revenue**			
	Revenue (from continuing and discontinued operations)	**286.1**	246.2	508.7
08	**Underlying results****			
	Profit before tax	**32.7**	24.1	55.1
	Earnings per share			
	Basic	**14.8p**	12.0p	27.3p
	Diluted	**14.6p**	11.8p	27.0p
09	**Dividends declared**			
	Dividends	**6.6**	5.2	15.6
	Dividend per share	**3.35p**	3.11p	9.56p

*the amount of overseas tax charged during the period was £6.7m (June 2005, £3.9m; December 2005, £9.5m)

**before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments

Statement of recognised income and expense (unaudited)

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Profit for the period	**21.6**	12.3	20.2
Actuarial gains/(losses) on retirement benefit obligations	**4.3**	–	(7.9)
Deferred tax	**–**	–	(2.0)
Exchange differences on retranslation of overseas net investments	**(28.4)**	19.2	34.5
Exchange differences on net investment hedges	**9.7**	(8.8)	(12.8)
Tax on exchange differences	**(0.2)**	(0.5)	1.8
Total income and expense recognised directly in equity	**(14.6)**	9.9	13.6
Total income and expense recognised during the period	**7.0**	22.2	33.8
Restatement for the effects of IAS 32 and 39	**–**	(0.4)	(0.4)
Total income and expense recognised for the period	**7.0**	21.8	33.4

Group balance sheet (unaudited)

	As at 30 June 2006 £m	As at 30 June 2005 £m	As at 31 December 2005 £m
Assets			
Non-current assets			
Property, plant and equipment	**83.8**	79.1	81.6
Intangible assets	**410.6**	342.4	364.5
Deferred tax assets	**0.2**	–	0.3
Other non-current assets	**2.9**	1.3	1.3
	497.5	422.8	447.7
Current assets			
Inventories	**66.0**	67.6	59.5
Trade and other receivables	**117.5**	103.0	97.0
Income tax receivable	**0.1**	2.4	0.3
Cash and cash equivalents	**82.0**	33.8	23.9
	265.6	206.8	180.7
Liabilities			
Current liabilities			
Borrowings	**(5.7)**	(7.5)	(6.7)
Trade and other payables	**(94.5)**	(93.4)	(95.9)
Current tax liabilities	**(3.4)**	(3.4)	(3.7)
	(103.6)	(104.3)	(106.3)
Net current assets	**162.0**	102.5	74.4
Non-current liabilities			
Borrowings	**(185.0)**	(184.4)	(165.3)
Derivative financial instruments	**(2.1)**	(0.4)	(1.4)
Income tax payable	**(15.6)**	(14.8)	(15.7)
Deferred tax liabilities	**(24.9)**	(18.3)	(23.1)
Retirement benefit obligations	**(11.8)**	(14.6)	(16.4)
Other non-current liabilities	**(5.6)**	(7.6)	(1.4)
Provisions	**(16.0)**	(10.1)	(14.5)
	(261.0)	(250.2)	(237.8)
Net assets	**398.5**	275.1	284.3
Capital and reserves			
Equity share capital	**49.5**	39.7	40.0
Share premium	**265.7**	153.8	155.5
Retained earnings	**86.1**	84.4	91.5
Treasury shares	**(2.8)**	(2.8)	(2.7)
Total shareholders' equity	**398.5**	275.1	284.3

Group cash flow statement (unaudited)

note		6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
11	**Cash flows from operating activities**			
	Cash generated from operations	**24.3**	11.0	53.0
	Tax paid	**(1.1)**	(2.8)	(2.2)
	Net cash flows from operating activities	**23.2**	8.2	50.8
	Cash flow from investing activities			
	Interest received	**0.9**	0.4	0.8
11	Acquisition of businesses (net of cash acquired)	**(67.0)**	(17.8)	(35.7)
	Purchase of property, plant and equipment	**(12.4)**	(7.4)	(17.1)
11	(Outflow)/inflow from sale of businesses	**(3.7)**	(0.7)	6.9
	Proceeds from sales of property, plant and equipment	**0.6**	0.2	–
	Net cash flows from investing activities	**(81.6)**	(25.3)	(45.1)
	Cash flows from financing activities			
	Interest paid	**(6.2)**	(5.1)	(11.1)
	Net proceeds from issue of ordinary share capital	**118.3**	1.8	3.5
	Movement in treasury shares	**(0.8)**	0.1	0.1
	Proceeds from borrowings	**21.4**	41.6	16.0
	Dividends paid to shareholders	**(12.8)**	(9.6)	(14.9)
	Net cash flows from financing activities	**119.9**	28.8	(6.4)
	Effects of movements in foreign exchange rates	**(1.3)**	1.3	1.8
12(a)	**Increase in cash and cash equivalents for the period**	**60.2**	13.0	1.1
	Cash and cash equivalents brought forward	**21.7**	20.6	20.6
	Cash and cash equivalents carried forward	**81.9**	33.6	21.7

Notes to the Interim Report (unaudited)

note

01 Authorisation of interim financial statements

The Group's interim financial statements for the period ended 30 June 2006 were authorised for issue by the Board of Directors on 1 August 2006. The Laird Group PLC is a public limited company incorporated and domiciled in England and Wales and its ordinary shares are traded on the London Stock Exchange.

The comparative financial information for the period to 30 June 2005 and the year ended 31 December 2005 has been extracted from the published financial statements of The Laird Group PLC. The consolidated interim financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. These interim results are unaudited but have been reviewed by the Group's auditors. The statutory accounts for the year ended 31 December 2005 have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain the statements under section 237(2) or (3) of the Companies Act 1985.

Further copies of the Interim Report may be obtained from The Laird Group's registered office at 3 St. James's Square, London SW1Y 4JU.

02 Basis of preparation

The Laird Group PLC prepares its Annual Report and Accounts on the basis of IFRS as adopted for use by the EU. The financial information presented in this Interim Report has been prepared in accordance with the accounting policies expected to be used in preparing the 2006 Annual Report and Accounts which do not differ significantly from those used in the preparation of the 2005 Annual Report and Accounts. The Group has elected not to adopt IAS 34 Interim Financial Reporting early.

Certain prior period amounts have been reclassified to conform to the 2006 presentation.

Notes to the Interim Report (unaudited)

03 Segmental analysis

Primary reporting format – business segments

	Laird Technologies			Laird Security Systems			Total		
	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m	**6 months to 30 June 2006 £m**	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m	**6 months to 30 June 2006 £m**	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Continuing operations									
Revenue	**165.2**	118.6	259.4	**120.9**	113.6	230.9	**286.1**	232.2	490.3
Segment result before:	**24.7**	15.5	37.7	**13.4**	13.6	28.1	**38.1**	29.1	65.8
Amortisation of acquired intangible assets	**(3.5)**	(1.8)	(4.4)	**–**	–	–	**(3.5)**	(1.8)	(4.4)
Exceptional items	**–**	(2.8)	(5.9)	**–**	(3.2)	(9.6)	**–**	(6.0)	(15.5)
	21.2	10.9	27.4	**13.4**	10.4	18.5	**34.6**	21.3	45.9
Finance revenue							**1.0**	0.4	0.8
Finance costs							**(7.1)**	(5.6)	(12.4)
Profit before tax							**28.5**	16.1	34.3
Taxation							**(7.1)**	(3.9)	(9.0)
Profit for the period from continuing operations							**21.4**	12.2	25.3
Discontinued operations									
Revenue	**–**	–	–	**–**	14.0	18.4	**–**	14.0	18.4
Segment result	**–**	–	–	**–**	0.1	(0.2)	**–**	0.1	(0.2)
Loss on disposal	**–**	–	–	**(0.1)**	–	(7.8)	**(0.1)**	–	(7.8)
(Loss)/profit before tax	**–**	–	–	**(0.1)**	0.1	(8.0)	**(0.1)**	0.1	(8.0)
Taxation	**–**	–	–	**–**	–	2.9	**–**	–	2.9
(Loss)/profit for the period from discontinued operations	**–**	–	–	**(0.1)**	0.1	(5.1)	**(0.1)**	0.1	(5.1)
Loss before tax on prior period disposal*							**(1.8)**	–	–
Taxation*							**2.1**	–	–
							0.2	0.1	(5.1)
Profit for the period							**21.6**	12.3	20.2

*These relate to other business segments disposed of in periods prior to 2005.

Notes to the Interim Report (unaudited)

note

04 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the period. The principal rates used were as follows:

	Average			Closing		
	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005	**At 30 June 2006**	At 30 June 2005	At 31 December 2005
Euros	**1.46**	1.46	1.46	**1.45**	1.46	1.45
US dollars	**1.79**	1.87	1.82	**1.85**	1.77	1.72
Renminbi	**14.39**	15.49	14.90	**14.79**	14.66	13.85

05 Exceptional items

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Laird Technologies			
Flood costs, before insurance proceeds	–	2.2	4.5
Insurance proceeds	–	–	(1.3)
Restructuring costs	–	0.6	2.7
Laird Security Systems (UK)			
Plant closure and restructuring costs	–	2.4	4.8
Future rental costs for onerous lease	–	–	4.0
Loss on disposal of business	–	0.8	0.8
	–	6.0	15.5

06 Discontinued operations

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Results from discontinued operations:			
Revenue	–	14.0	18.4
Operating profit/(loss)	–	0.1	(0.2)
Taxation	–	–	–
Profit/(loss) after tax from discontinued operations	–	0.1	(0.2)
Profit/(loss) on disposal of businesses:			
Loss on current period disposals	–	–	(7.6)
Loss on prior year disposals	**(1.9)**	–	(0.2)
Taxation	**2.1**	–	2.9
Profit/(loss) after tax on disposals	**0.2**	–	(4.9)
Profit/(loss) from discontinued operations	**0.2**	0.1	(5.1)

note

07 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period divided by the daily average of the number of shares in issue during the period. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable.

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Profit			
Profit after tax from continuing operations	**21.4**	12.2	25.3
Profit/(loss) from discontinued operations	**0.2**	0.1	(5.1)
Profit for the period	**21.6**	12.3	20.2

	Number of shares (m)	Number of shares (restated) (m)	Number of shares (restated) (m)
Weighted average shares			
Basic weighted average shares	**181.0**	166.7	167.5
Options	**2.4**	1.8	1.5
Contingent shares	**0.1**	0.4	0.3
Diluted weighted average shares	**183.5**	168.9	169.3

	Pence	Pence	Pence
Earnings per share			
Basic from continuing operations	**11.8**	7.3	15.1
Diluted from continuing operations	**11.7**	7.2	15.0
Basic on profit for the period	**11.9**	7.4	12.1
Diluted on profit for the period	**11.8**	7.3	12.0

Comparative figures for weighted average number of shares and earnings per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

note

08 Underlying results and taxation

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the period is equivalent to 18.0% (2005, 17.4%) of underlying profit.

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Profit for the period	**21.6**	12.3	20.2
Loss before tax on sale of businesses	**1.9**	-	7.8
Taxation from discontinued operations	**(2.1)**	-	(2.9)
Taxation from continuing operations	**7.1**	3.9	9.0
Financial instruments – fair value adjustment	**0.7**	0.1	1.1
Exceptional items	**–**	6.0	15.5
Amortisation of acquired intangible assets	**3.5**	1.8	4.4
Underlying profit before tax	**32.7**	24.1	55.1
Underlying tax charge (see below)	**(5.9)**	(4.2)	(9.5)
Underlying earnings	**26.8**	19.9	45.6
Underlying earnings per share basic	**14.8p**	12.0p	27.3p
Underlying earnings per share diluted	**14.6p**	11.8p	27.0p

Comparative figures for earnings per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

The underlying tax charge is calculated as follows:

Tax charge from continuing operations	**(7.1)**	(3.9)	(9.0)
Adjustments to calculate underlying tax charge:			
Taxation on exceptional items	**–**	(1.6)	(3.6)
Deferred tax on acquired goodwill and intangible assets	**1.2**	1.3	3.1
Underlying tax charge	**(5.9)**	(4.2)	(9.5)

The tax charge for the period has been based on the estimated tax rate for the full year and the amount of overseas tax charged in the period from continuing operations was £6.7m (2005, £3.9m).

Notes to the Interim Report (unaudited)

note

09 Dividends paid and proposed

On 1 August 2006 the Board declared an interim dividend of 3.35p per share (2005, 3.11p). The interim dividend will be paid on 3 November 2006 to shareholders registered on 22 September 2006. Dividends are recorded in the financial statements in the period in which they are declared, and approved as shown in the table below:

	Dividends paid			Dividends declared		
	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m	**6 months to 30 June 2006 £m**	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Final 2004	–	9.6	9.6	–	–	–
Interim 2005	–	–	5.3	–	5.2	5.3
Final 2005	**12.8**	–	–	–	–	10.3
Interim 2006	–	–	–	**6.6**	–	–
	12.8	9.6	14.9	**6.6**	5.2	15.6

Increases in dividends paid compared to dividends declared are due to higher numbers of shares being in issue at the date of payment.

	Dividends paid			Dividends declared		
	6 months to 30 June 2006 Pence	6 months to 30 June 2005 Pence	12 months to 31 December 2005 Pence	**6 months to 30 June 2006 Pence**	6 months to 30 June 2005 Pence	12 months to 31 December 2005 Pence
Final 2004	–	5.7	5.7	–	–	–
Interim 2005	–	–	3.11	–	3.11	3.11
Final 2005	**6.45**	–	–	–	–	6.45
Interim 2006	–	–	–	**3.35**	–	–
	6.45	5.7	8.81	**3.35**	3.11	9.56

Comparative figures for dividends per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

note

10 Reconciliation of movements in equity

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Opening balance for the period	**284.3**	260.2	260.2
Adjustment for implementation of IAS 32/39	**–**	(0.4)	(0.4)
Opening balance for the period as adjusted	**284.3**	259.8	259.8
Total recognised income and expense for the period	**7.0**	22.2	33.8
Rights Issue of shares	**117.5**	–	–
Exercise of share options	**0.8**	1.8	3.5
Issue of shares on acquisition of businesses	**1.5**	–	0.3
Share based payments	**1.0**	0.8	1.6
Treasury shares	**(0.8)**	0.1	0.2
Dividends paid	**(12.8)**	(9.6)	(14.9)
Total shareholders' equity	**398.5**	275.1	284.3

Notes to the Interim Report (unaudited)

note

11 Additional cash flow information

Cash generation from operations

Continuing operations	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Net profit after taxation	**21.4**	12.2	25.3
Depreciation and other non-cash items			
Depreciation	**6.6**	5.9	12.0
Amortisation of capitalised development costs	**0.5**	–	0.2
Exceptional fixed asset write-downs	**–**	1.4	2.0
Exceptional inventory write-downs	**–**	1.4	2.1
Exceptional loss on disposal of business	–	0.8	0.7
Profit on disposal of fixed assets	**(0.6)**	–	–
Capitalised development costs	**(1.0)**	(0.8)	(2.6)
Share based payments	**1.0**	0.8	1.6
Amortisation of acquired intangible assets	**3.5**	1.8	4.4
Financial instruments – fair value adjustment	**0.7**	0.1	1.1
Pension charges	**0.9**	0.6	1.3
Other net finance costs	**5.4**	5.1	10.4
Taxation	**7.1**	3.9	9.0
Pension contributions	**(1.2)**	(0.7)	(7.6)
Changes in working capital			
Inventories	**(7.6)**	(7.3)	(0.3)
Trade and other receivables	**(13.0)**	(12.4)	(9.3)
Trade, other payables and provisions	**0.6**	(1.1)	5.5
Cash generated from continuing operations	**24.3**	11.7	55.8
Discontinued operations			
Net profit/(loss) after taxation	**0.2**	0.1	(5.1)
Taxation	**(2.1)**	–	(2.9)
Loss on disposal of businesses before taxation	**1.9**	–	7.8
Depreciation	–	0.6	0.8
Changes in working capital	–	(1.4)	(3.4)
Cash flow from discontinued operations	**–**	(0.7)	(2.8)
Cash generated from operations	**24.3**	11.0	53.0

Working capital movements are after cash outflows of £0.3m (2005, £3.1m) in respect of exceptional costs of redundancy and restructuring and the flood at Laird Technologies charged in prior years.

Notes to the Interim Report (unaudited)

note

11 Additional cash flow information (continued)

Net cash outflow on acquisitions and disposals

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Acquisition of businesses			
Consideration:			
Cash consideration	**(61.7)**	(16.8)	(34.1)
Net cash acquired	**0.2**	4.1	4.9
	(61.5)	(12.7)	(29.2)
Deferred consideration paid	**(5.5)**	(5.1)	(6.5)
Net cash outflow on acquisition of businesses	**(67.0)**	(17.8)	(35.7)
Borrowings acquired	**(11.9)**	(0.4)	(0.3)
Disposal of businesses			
Consideration:			
Net cash consideration	**(3.7)**	(0.7)	6.9
Net cash disposed of	**–**	–	–
Net cash (outflow)/inflow on disposal of businesses	**(3.7)**	(0.7)	6.9

note

12 Borrowings

(a) Reconciliation of net borrowings

	At 30 June 2006 £m	At 30 June 2005 £m	At 31 December 2005 £m
Increase in cash and cash equivalents (net of bank overdrafts) during the period	**60.2**	13.0	1.1
Movement in borrowings	**(21.4)**	(41.6)	(16.0)
Borrowings of businesses acquired	**(11.9)**	(0.4)	(0.3)
Differences on exchange on borrowings	**12.5**	(10.5)	(14.3)
Movement in net borrowings during the period	**39.4**	(39.5)	(29.5)
Net borrowings brought forward	**(148.1)**	(118.6)	(118.6)
Net borrowings carried forward	**(108.7)**	(158.1)	(148.1)
Cash and cash equivalents (net of bank overdrafts)	**81.9**	33.6	21.7
Other current borrowings	**(5.6)**	(7.3)	(4.5)
Non-current borrowings	**(185.0)**	(184.4)	(165.3)
Net borrowings carried forward	**(108.7)**	(158.1)	(148.1)

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity in three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(b) Committed borrowing facilities

The Group had total committed loan facilities of £309.1m at 30 June 2006 (2005, £275.4m), of which £290.9m (2005, £272.3m) was available for more than three years and £188.8m was drawn at 30 June 2006 (30 June 2005, £186.8m). Committed facilities include £11.4m (30 June 2005, £Nil) of promissory notes issued to third parties in part satisfaction of acquisition consideration.

note

13 Retirement benefit obligations

A review of the main assumptions affecting the Group's defined benefit obligations was carried out at 30 June 2006, by the Group's actuaries.

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.4% per annum (December 2005, 4.4%) and those for equities at 7.8% per annum (December 2005, 7.8%).

The mortality assumption used at 30 June is the same as that used at 31 December 2005. This is based on 92 series tables with a medium cohort allowance for future mortality improvements to 2015 for pensioners and 2025 for non-pensioners.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 2.90% per annum (December 2005, 2.75%), salary increases of 3.9% per annum (December 2005, 3.75%) and a discount rate for liabilities of 5.25% per annum (December 2005, 4.75%).

The main impact of these changes, and the actual versus expected asset performance for the period, can be seen below.

	6 months to 30 June 2006 £m	6 months to 30 June 2005 £m	12 months to 31 December 2005 £m
Actual return less expected return on pension scheme assets	**(2.6)**	–	4.5
Experience gain on Plan liabilities	**0.6**	–	1.9
Gain/(loss) on change of assumptions	**6.3**	–	(14.3)
Total actuarial gain/(loss) recognised in SORIE	**4.3**	–	(7.9)

The impact of these changes, coupled with the excess of contributions over the expense recognised for the period in the income statement of £0.3m, has been to reduce the deficit from £16.4m at 31 December 2005 to £11.8m at 30 June 2006.

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The Laird Group P
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www.laird-plc.co

The Laird Group PLC

Interim Report 2007

Laird



Financial highlights

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	
Revenue			
– Continuing operations	**246.7**	165.2	**+49%**
– Discontinued operations	**72.9†**	120.9	
	319.6	286.1	
Underlying operating profit from continuing operations(i)	**34.1**	24.7	**+38%**
Total underlying profit before tax(i)	**34.0**	32.7	**+4%**
Profit before tax from continuing operations	**21.2**	15.1	**+40%**
Profit for the period	**118.0**	21.6	
Net borrowings	**80.9**	108.7	
Shareholders' funds	**415.3**	398.5	
	p/share*	p/share*	
Underlying earnings from continuing operations(i)	**13.0**	9.2	**+41%**
Total underlying earnings(i)	**14.7**	14.8	**–1%**
Basic earnings from continuing operations	**8.9**	6.2	**+44%**
Dividend	**3.62**	3.35	**+8%**

Explanatory notes:

(i) Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments. The narrative that follows is based on underlying operating profit, profit before tax and earnings per share, as the Directors believe that these provide a more consistent measure of operating performance.

† 2007: four months only.

* The weighted average number of shares used to calculate earnings and dividends per share was 195.3 million in the first half of 2007 and 181.0 million in the first half of 2006.

Review of the Half Year

Strategy
Laird is now firmly established as a higher growth, focused electronics and technology company. Our strategy is to concentrate on specialist, high growth markets where we have, or are able to obtain, a competitive edge. The divestment of the Security Systems division on 27 April 2007, for a total consideration of £242.5 million and with a gain on sale of £109.4 million, delivered on that strategy and achieved two key aims. Shareholder value has been, and will continue to be, increased by the redeployment of capital from Laird Security Systems into our successful and fast expanding Laird Technologies business. Secondly, shareholders have been able to participate directly in the crystallisation of value that was realised through the disposal of Security Systems through the payment of a special dividend of 50 pence per share on 22 June 2007, equivalent to a return of capital of approximately £100 million.

Results
Laird has delivered another set of strong financial results for the half year.

Revenue from continuing operations in the six months to 30 June 2007 was £246.7 million, up 49% (2006, £165.2 million), driven by continuing market growth, increased customer penetration, new product applications and the benefits of acquisitions. Organic growth from continuing operations was 30%.

Underlying operating profit from continuing operations was £34.1 million in the six months to 30 June 2007, up 38% (2006, £24.7 million), helped by a further expansion of our low cost manufacturing base. Growth at constant exchange rates was 51%.

Profit before tax from continuing operations in the first half of 2007, after exceptional items, the amortisation of acquired intangibles, the gain or loss on the disposal of businesses and the fair valuing of financial instruments, was 40% higher at £21.2 million (2006, £15.1 million). There were £3.8 million of exceptional charges in the period (2006, £nil).

Total underlying profit before tax in the half year to 30 June 2007, including four months' contribution from Security Systems prior to its divestment, was £34.0 million (2006, £32.7 million), with growth of 4% still being achieved despite the divestment and the adverse effect of currency movements. The effect of the translation of profits into sterling has been to reduce total underlying profit in the half year by £3.1 million; at constant exchange rates total underlying profit was 14% higher than in the first half of 2006.

Return on capital employed for the continuing Group in the six months to 30 June 2007 was approximately 14%, well in excess of our pre tax cost of capital.

Underlying earnings per share from continuing operations increased by 41% to 13.0 pence, (2006, 9.2 pence). Total underlying earnings per share in the first half of 2007 were 14.7 pence (2006, 14.8 pence). The average number of shares in issue in the first half of 2007 was 195.3 million, compared with 181.0 million in the first half of 2006. A share consolidation, on the basis of 8 new ordinary shares for every 9 pre-consolidation shares, was effected on 11 June 2007. The average number of shares in issue for the full year 2007 is expected to be approximately 186.4 million compared with 189.2 million for 2006.

Net borrowings at 30 June 2007 were £80.9 million, representing 20% of shareholders' funds. Interest cover in the half year was 8.6 times, based on total underlying operating profit. We are well placed, therefore, to continue our investment programme, both for organic growth and through value-adding acquisitions.

There was a trading cash inflow in the half year of £4.2 million, compared with an inflow of £6.7 million in the first half of 2006. Cash spend on acquisitions was £80.5 million

(2006, £78.9 million), while the cash inflow from disposals was £224.4 million (2006, £3.7 million outflow). There was a return of cash to shareholders in the period of £99.7 million and one off payments into UK defined benefit pension schemes of £10.2 million, from the proceeds of the Security Systems divestment.

Dividend

The Board's dividend policy is to increase cash returns to shareholders progressively over time, considering both the underlying profitability of the Group and the cash flow requirements of the business. In line with this policy, the Board has declared an interim dividend of 3.62 pence, an increase of 8% (2006, 3.35 pence). This follows the special dividend of 50 pence per share paid on 22 June 2007.

Laird Technologies

Six months to 30 June	2007 £m	2006 £m	Growth
Revenue	**246.7**	165.2	**49%**
Underlying operating profit	**34.1**	24.7	**38%**

Strategic development

Laird Technologies is a leader in the design, development, manufacture and supply of customised, performance critical products for wireless and other advanced electronic applications. Its products, often co-designed in conjunction with its customers, are critical in protecting or enhancing the performance of electronic devices. As well as being the global market leader in electromagnetic interference ("EMI") shielding and cellular handset antennae, Laird Technologies holds strong positions in a wide range of other technologies, including mobile and infrastructure wireless antennae, thermal interface materials and thermoelectric coolers, mechanical actuation devices, power products, signal integrity components and complete wireless modules and systems.

Higher speed, power and performance of electronic devices, as well as the increasing trend to wireless connectivity, continue to drive greater intensity and usage of our products. We have over the last few years broadened our technology offering such that we are now able to offer a unique combination of products and solutions. This strategy has also given us access to new, high growth market segments, the ability to combine products and exploit technology convergence and to increase the content of our offering in individual electronic devices, and is providing us with a nascent radio frequency ("RF") systems capability. We strive for technology leadership, working closely with our global and local OEM customers in design and development, supporting them in their multiple locations based on our own global footprint of design, engineering, manufacturing and sales infrastructure.

Strong growth in revenues and profits

Laird Technologies had a very strong first half in 2007, with revenues up almost 50% on 2006. We saw particularly good growth in our revenues into the cellular handset market, driven both by continuing underlying demand as well as a very encouraging increase in our average revenue per device. We also saw good growth in revenues from our products for notebook PCs, plasma display panels and consumer electronics, automotive OEMs, medical devices, and wireless infrastructure and systems customers. All of this helped to deliver strong organic revenue growth in the first half of 2007, of 30%. We have seen particularly strong organic growth resulting from our entry this year into mechanical actuation devices and decorative metals, the former built on our acquisition in February this year of M2sys in Korea which has seen very significant year on year organic growth, predominantly for the handset market. Excluding these new products, organic growth in the period from our more traditional product areas was 21%, up from the 19% organic growth achieved in the first half of 2006.

We currently expect these trends to continue into the second half of this year. Over the medium term, we believe that the extent of

our capabilities, our product characteristics and underlying demand for our products and solutions should enable Laird Technologies to continue to deliver organic growth at the historical levels of 15% to 20% a year.

The benefits of acquisitions, the strong organic revenue growth and the increased levels of production from lower cost countries combined to drive underlying operating profit in the first half of 2007 up by 38% on 2006. The effect of translating profits into sterling has been to reduce the Laird Technologies operating profit in the half year by some £3.1 million: at constant exchange rates operating profit would have increased by 51%.

Laird Technologies' operating margin in the period was 13.8%, compared with 15.0% in the first half of 2006. The change is due largely to a change in product mix compared with the first half of 2006, with higher relative sales in 2007 of mechanical actuation devices and antennae modules, both of which have a higher material content and thus a lower percentage margin on revenues. We would expect average margins to trend back towards recent historical levels.

Serving our customers in global growth markets

The largest market for our products in the first half of 2007 was cellular handsets, accounting for some 50% of revenues. Global handset shipments in 2006 were approximately one billion units, and good growth overall is expected in 2007 driven by emerging markets demand, increasing functionality and style trends. In the cellular handset market we supply a range of antennae, including tri and quad band, 3G, WiFi, Bluetooth and GPS. In addition, we supply EMI shielding, thermal interface materials, mechanical actuation devices, decorative metals and camera shutters, electrical contacts, and precision stamped sub-decks, either individually or in modules or sub-assemblies which can also contain cameras, acoustic boxes and stereo-phonic loudspeakers. Our customers include major global OEMs such as Nokia, Motorola, Sony Ericsson and LG, as well as other more local Asian OEMs and Original Design Manufacturers ("ODMs").

Laird Technologies saw continuing growth in sales into the IT, telecommunications and data communications markets, which in the first half of 2007 accounted for some 20% of its revenues. Sales of our EMI shielding and thermal products into the PC notebook market, particularly for Dell and HP, remained strong, and we are starting to supply 90 individual components into a new Apple notebook. We continued to see buoyant sales into the server, printer, networking equipment and telecommunications base station markets, particularly to Cisco, HP, Huawei and Alcatel, for our EMI shielding, thermal, communications antennae, and signal integrity products.

Demand for our products into the automotive and transportation sectors accounted for some 9% of Laird Technologies' revenues in the first half of 2007. We saw good growth in demand for our antennae products into the OEM market, predominantly for satellite digital radio and often bundled with AM/FM, Bluetooth, GPS and cellular and asset tracking antennae. We continue to develop our intelligent transportation systems offering, and we are starting to gain traction with our EMI shielding, thermal management and signal integrity products into the automotive and transportation markets. We are also looking both to broaden our base with European and Asian OEMs and to develop integrated wireless systems products for this market.

Laird Technologies made further good advances in its other strategic markets (including industrial, instrumentation, medical, military and consumer), which accounted for some 21% of total revenues in the first half. We saw particularly good year on year growth in the supply of our products into the plasma screen and liquid crystal displays for flat screen TVs for Panasonic, Samsung, Hitachi and Phillips, for EMI shielding products into

the medical instrumentation markets, and thermoelectric cooler sales into the industrial, aerospace and medical markets. New product introductions are allowing penetration of the Microsoft Xbox and the Sony Playstation. Sales of our broad range of communications antennae and our wireless systems modules into these wider strategic markets also remained buoyant.

Investing for growth
We have established a strong track record, both of achieving organic growth and of successfully finding, integrating and delivering value from acquisitions. We invest for organic growth through new product development, increasing our complement of design engineers, sales engineers and application engineers, through new plant construction and capacity expansions, and in new production equipment. Laird Technologies' capital expenditure in the first half of 2007 was £11.3 million, 4.6% of sales and 20% higher than in the first half of 2006. We continue to invest in research and development, both our own and customer funded. During the half year, 21 new patents were filed; we currently have close to 400 patents issued and a further 350 pending.

We completed three acquisitions in the first half of 2007. In January we acquired AeroComm Inc. for £19.1 million, providing us for the first time with an entry into the radio frequency ("RF") modules segment to serve the high growth markets for embedded wireless communications solutions. In late February 2007 we acquired Korea based M2sys Co. Limited for £17.0 million and Cushcraft Inc. for £45.9 million. M2sys designs and manufactures custom products that enable mechanical actuation of handheld devices while maintaining electrical integrity and performance, a new product area for us. Cushcraft expanded our presence and capabilities in highly engineered customised RF solutions for OEM light infrastructure applications in a wide variety of communications markets including WLAN, WISP, WiMax and RFID.

Operational and geographic development
In the first half of 2007 we completed factory moves into new larger premises in Shanghai in China and Penang in Malaysia. These followed our major new plant expansions and relocations in Beijing, Shenzhen and Tianjin in China in 2006; we have continued to increase our capacity utilisation in all three of these new plants. We are also expanding our signal integrity products manufacturing capacity in Shunde, Southern China, acquired with Steward at the end of 2006, including the relocation of Steward's ferrite formulation from the United States. We will begin the transfer of a significant portion of our mechanical actuation assembly, acquired with M2sys in Korea, to China in the second half of this year. In Reynosa, Mexico, we are in the process of relocating to a new, larger 15,000 square metre facility which will be operational later this year.

Construction of our new 16,000 square metre facility in the Nokia business park in Chennai, India, is proceeding on plan with first production scheduled for the end of this year. Also in India, we have announced the creation of Laird Technologies' Central Research Laboratories which, together with a new sales office, will be based in Bangalore. These are the first steps in establishing a sizeable presence in India, enhancing significantly our proximity to and support for the increasing number of our key customers who are themselves establishing operations in this fast growing electronics market.

We have announced recently a further restructuring of our North American EMI shielding operations, with the closure of our facility at Delaware Water Gap, Pennsylvania, and a significant reduction in manufacturing at St. Louis, Missouri, with the transfer of operations to Mexico and China. These follow the closure of our thermal products

manufacturing facility in Trenton, New Jersey and the cessation of antennae manufacturing and assembly in Lincoln, Nebraska, which are currently being completed. These measures will provide cost benefits in 2008 and 2009.

In the half year to June 2007, 82% of Laird Technologies' revenues by origin were from Asia, Eastern Europe and Mexico (2006, 69%). At the end of June 2007 Laird Technologies had approximately 11,000 employees in 15 countries, with over 9,000 in Mexico, Eastern Europe and Asia, and with the majority in China.

Laird Security Systems

Six months to 30 June	**2007 £m**	2006 £m
Revenue	**72.9†**	120.9
Underlying operating profit	**4.4†**	13.4

† 2007: four months only

Laird Security Systems' revenue in the first four months of 2007 prior to its disposal was £72.9 million, compared with £120.9 million in the first six months of 2006. Underlying operating profit in the first four months of 2007 was £4.4 million, compared with £13.4 million in the first six months of 2006. The effect of the translation of profits from Laird Security Systems' US operations into sterling was to reduce the divisional underlying operating profit by £0.4 million.

Laird Security Systems was divested on 27 April 2007 to Lupus Capital plc.

Outlook

The first half of 2007 was a milestone in the transformation of Laird into a focused electronics and technology company, with a broad set of complementary proprietary products and technologies, serving specialist growth markets. We expect increasing benefits from our strong customer relationships, our strategic account focus, the increasing demand for our unique combination of products and technologies, our growing global footprint and our well established, yet still expanding, low cost manufacturing base. Laird has made outstanding progress in the first half of 2007 and we view the full year prospects with confidence.

Nigel Keen
Chairman

Peter Hill
Chief Executive

1 August 2007

Finance Director's report

Revenue
Total revenue in the first six months of 2007 increased to £319.6 million from £286.1 million a year earlier. Revenues from continuing operations increased by 49%, from £165.2 million in 2006 to £246.7 million in 2007.

Revenue from discontinued operations of £72.9 million was for Laird Security Systems for the four months in 2007 up to the date of its disposal at the end of April. In 2006, revenues were for the full six months and were £120.9 million.

Organic revenue growth from continuing operations was 30%, and is measured by restating 2007 revenue at 2006 exchange rates and then comparing it to revenue in 2006, after including revenue in 2006 for the acquired businesses in the equivalent period not in Laird's ownership.

Profit
Profit before tax from continuing operations in the first six months of 2007 was £21.2 million (2006, £15.1 million).

The profit from discontinued operations of £100.7 million (2006, £10.4 million) includes an exceptional gain of £98.2 million on the disposal of Laird Security Systems (Note 6). The total surplus on the disposal was £109.4 million, of which £98.2 million is disclosed within discontinued results and the balance of £11.2 million being the reversal of exchange translation movements since 1 January 2005 on the divestment and is disclosed in the Statement of Recognised Income and Expense.

Total underlying profit before tax in the year was £34.0 million (2006, £32.7 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on sale of businesses and the impact arising from the fair valuing of financial instruments, as set out in Note 8.

There were £3.8 million of exceptional costs in the first six months of 2007 (2006, £nil). Laird Technologies incurred restructuring costs of £1.7 million in the USA and Europe. Early repayment of a US$ Private Placement note resulted in an exceptional finance charge of £1.5 million which arose due to the divestment of the company which issued the notes as part of the Laird Security Systems divestment. The remaining £0.6 million was a charge in relation to restructuring in Laird Security Systems itself. The cash spend on exceptional items in the period was £2.2 million. Exceptional costs of £9 million are estimated for the full year.

Finance costs
Finance costs, excluding the exceptional finance charge described above, were £4.5 million in the first six months of 2007, compared to £5.4 million in 2006 before a fair value adjustment loss in 2006 of £0.7 million. Interest cover was 8.6 times, based on total underlying profit.

Taxation
The underlying tax charge on underlying profit before tax, in the first six months of 2007, is equivalent to an average tax rate of 15.6% (2006, 18.0%). The underlying tax rate for continuing operations was 14.5% during the period; in the medium term, this is expected to rise back towards 18%, as increases in Chinese corporate rates and withholding tax rates come into effect. Laird will continue to enjoy a relatively low charge in the USA, as goodwill amortisation on acquisitions reduces the tax charge there, and retains tax incentives in the Czech Republic and Malaysia.

Underlying Earnings
Underlying profit before tax for the first six months of 2007 was 4% up on 2006, with underlying earnings per share 1% lower (Note 8), as a result of more shares in issue in the first half of 2007, following the 4 for 17 Rights Issue completed in April 2006. Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill.

Cash Flow
There was a trading cash flow surplus of £4.2 million in the period.

Analysis of cash flow

	£m Discontinued	£m Continuing
Operating profit	4.4	34.1
Depreciation/asset disposal gain	1.8	4.8
Other non cash	–	0.2
	6.2	39.1
Increase in working capital*	(10.9)	(8.3)
Capital expenditure less disposals	(1.9)	(11.3)
Operating cash flow	(6.6)	19.5
Total operating cash flow		12.9
Finance costs		(4.9)
Taxation		(3.8)
Trading cash flow surplus		4.2
Dividends		(113.6)
Net cost of acquisitions and disposals		143.9
Exceptional costs		(2.2)
Additional pension contributions		(10.5)
Share issues		3.2
Exchange translation movement		3.2
Reduction in net borrowings		28.2

* after adjusting for creditor increases on exceptional items of £1.4 million.

Capital expenditure of £13.2 million (net of disposals of £0.2 million) was £6.6 million in excess of depreciation largely due to expansion in capacity to meet demand in Laird Technologies, with much of the excess occurring in Asia, in particular in new plants supplying products to customers in China and the construction of a new facility in India.

Cash tax payments were lower than the tax charge due largely to tax repayments in respect of previous years.

Net borrowings and debt facilities

Overall, there was a £28.2 million reduction in net borrowings as the trading cash surplus together with the proceeds from the disposal more than offset the special dividend payment and the spend on acquisitions. Net borrowings were also reduced as a result of translation movements of £3.2 million on foreign currency loans, largely due to those denominated in US$. Net borrowings at the end of June 2007 were £80.9 million, 20% of shareholders' funds.

In July 2007, the Group extended the term of its 5 year bilateral revolving credit facilities of £195 million from August 2011 to August 2012. These facilities, together with the Group's US$ private placement facilities which generally expire between 2008 and 2016, provide the Group with committed facilities totalling £276 million.

Currency

The average and period end exchange rates are set out in Note 4. A significant proportion of the Group's revenues are in US$ or currencies which are linked to the US$. Each US$0.01 movement approximates to an annual impact of £375,000 on profit for the Group. The impact of these movements was to reduce the total underlying profit for the period by £3.1 million, when compared to a year earlier.

The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans.

Pensions

The Group's defined benefit pension schemes' deficit has fallen from £10.9 million at the beginning of the year to £4.8 million at the end of the period. The principal changes in actuarial assumptions were an increase in the bond rate used to discount liabilities to 5.8% from 5.1% in December 2006, resulting in a reduction in the deficit of £9.9 million, and this is offset in part by an increase in the inflation assumption which added £2.1 million to the deficit.

Additional special contributions of £10.5 million were made into the Group's defined benefit pension schemes, of which £10.2 million related to the disposal of Laird Security Systems.

As a pension fund is in surplus and as the accounting standards do not currently allow the Group to recognise pension scheme surpluses on the Group's balance sheet, £13.6 million of assets are not recognised and are disclosed as an asset ceiling adjustment. Following the disposal of Laird Security Systems, there are now only 16 active members of the Group's defined benefit plans.

Shareholders' Funds

Shareholders' funds at the end of June 2007 were £415.3 million (31 December 2006, £408.7 million). The reconciliation is set out in Note 10.

Jonathan Silver
Finance Director

1 August 2007

Independent review report to The Laird Group PLC

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 that comprises the Group income statement, Statement of recognised income and expense, Group balance sheet, Group cash flow statement and the related Notes 1 to 13. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Auditing Standards (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Ernst & Young LLP
1 More London Place
London SE1 2AF
1 August 2007

Group income statement (unaudited)

note		6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
	Continuing operations			
03	**Revenue**	**246.7**	165.2	370.6
	Operating profit before amortisation of acquired intangible assets and exceptional items	**34.1**	24.7	55.4
	Amortisation of acquired intangible assets	**(5.2)**	(3.5)	(6.1)
05	Exceptional items	**(1.7)**	–	–
	Operating profit	**27.2**	21.2	49.3
	Finance revenue	**2.3**	0.9	2.1
	Finance costs	**(7.1)**	(6.4)	(12.5)
	Financial instruments – fair value adjustment	**–**	(0.7)	0.2
	Other finance revenue – pension	**0.3**	0.1	0.5
05	Exceptional finance costs	**(1.5)**	–	–
	Profit before tax from continuing operations	**21.2**	15.1	39.6
08	Taxation	**(3.9)**	(3.9)	(8.8)
	Profit for the period from continuing operations	**17.3**	11.2	30.8
	Discontinued operations			
06	Profit for the period from discontinued operations	**100.7**	10.4	19.9
	Profit for the period	**118.0**	21.6	50.7
07	**Earnings per share**			
	Basic from continuing operations	**8.9p**	6.2p	16.3p
	Diluted from continuing operations	**8.8p**	6.1p	16.2p
	Basic on profit for the period	**60.4p**	11.9p	26.8p
	Diluted on profit for the period	**59.9p**	11.8p	26.6p
08	**Underlying profit before tax***			
	Continuing	**29.6**	19.3	45.5
	Total	**34.0**	32.7	73.3
	Basic earnings per share*			
	Continuing	**13.0p**	9.2p	20.7p
	Total	**14.7p**	14.8p	31.7p
09	**Dividends declared**			
	Dividends	**106.1**	6.6	20.5
	Dividend per share	**53.62p**	3.35p	10.30p

*before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments

Statement of recognised income and expense (unaudited)

note		6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
	Profit for the period	**118.0**	21.6	50.7
13	Actuarial (losses)/gains on retirement benefit obligations	**(6.1)**	4.3	4.2
	Exchange differences on retranslation of overseas net investments	**(10.7)**	(28.4)	(48.4)
	Exchange losses transferred to discontinued in income statement	**11.2**	–	–
	Exchange differences on net investment hedges	**4.1**	9.7	17.8
	Financial instruments – loss on cash flow hedges taken to equity	**–**	–	(0.3)
	Tax on exchange differences	**(0.4)**	(0.2)	(1.1)
	Total income and expense recognised directly in equity	**(1.9)**	(14.6)	(27.8)
	Total income and expense recognised for the period	**116.1**	7.0	22.9

Group balance sheet (unaudited)

note		As at 30 June 2007 £m	As at 30 June 2006 £m	As at 31 December 2006 £m
	Assets			
	Non-current assets			
	Property, plant and equipment	**66.2**	83.8	86.6
	Intangible assets	**450.8**	410.6	429.7
	Deferred tax assets	**0.2**	0.2	0.1
	Other non-current assets	**3.2**	2.9	3.5
		520.4	497.5	519.9
	Current assets			
	Inventories	**43.4**	66.0	69.6
	Trade and other receivables	**125.6**	117.5	123.5
	Income tax receivable	**4.3**	0.1	0.7
	Cash	**53.0**	82.0	44.0
		226.3	265.6	237.8
	Liabilities			
	Current liabilities			
12	Borrowings	**(3.4)**	(5.7)	(4.9)
	Derivative financial instruments	**–**	–	(0.3)
	Trade and other payables	**(110.6)**	(94.5)	(108.2)
	Current tax liabilities	**(4.1)**	(3.4)	(2.5)
	Provisions	**(0.4)**	(3.7)	(0.9)
		(118.5)	(107.3)	(116.8)
	Net current assets	**107.8**	158.3	121.0
	Non-current liabilities			
12	Borrowings	**(130.5)**	(185.0)	(148.2)
	Derivative financial instruments	**(1.2)**	(2.1)	(1.2)
	Income tax payable	**(18.6)**	(15.6)	(22.7)
	Deferred tax liabilities	**(46.2)**	(24.9)	(33.7)
13	Retirement benefit obligations	**(4.8)**	(11.8)	(10.9)
	Other non-current liabilities	**(5.8)**	(5.6)	(5.9)
	Provisions	**(5.8)**	(12.3)	(9.6)
		(212.9)	(257.3)	(232.2)
	Net assets	**415.3**	398.5	408.7
	Capital and reserves			
	Equity share capital	**49.8**	49.5	49.5
	Share premium	**268.8**	265.7	266.0
	Retained earnings	**153.8**	133.2	154.9
	Translation reserve	**(54.4)**	(47.1)	(59.0)
	Treasury shares	**(2.7)**	(2.8)	(2.7)
10	**Total shareholders' equity**	**415.3**	398.5	408.7

Group cash flow statement (unaudited)

note		6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
11	**Cash flows from operating activities**			
	Cash generated from operations	**14.0**	24.3	80.8
	Tax paid	**(3.8)**	(1.1)	(3.4)
	Net cash flows from operating activities	**10.2**	23.2	77.4
	Cash flow from investing activities			
	Interest received	**2.7**	0.9	2.1
11	Acquisition of businesses (net of cash acquired)	**(80.5)**	(67.0)	(102.0)
	Purchase of property, plant and equipment	**(13.4)**	(12.4)	(22.9)
11	Inflow/(outflow) from sale of businesses	**224.4**	(3.7)	(8.5)
	Proceeds from sales of property, plant and equipment	**0.2**	0.6	3.4
	Net cash flows from investing activities	**133.4**	(81.6)	(127.9)
	Cash flows from financing activities			
	Interest paid	**(9.0)**	(6.2)	(11.8)
	Net proceeds from issue of ordinary share capital	**3.2**	118.3	118.5
	Movement in treasury shares	**–**	(0.8)	(0.7)
	(Decrease)/increase in borrowings	**(15.0)**	21.4	(11.4)
	Dividends paid to shareholders	**(113.6)**	(12.8)	(19.4)
	Net cash flows from financing activities	**(134.4)**	119.9	75.2
	Effects of movements in foreign exchange rates	**(0.3)**	(1.3)	(2.4)
12(a)	**Increase in cash and cash equivalents for the period**	**8.9**	60.2	22.3
	Cash and cash equivalents brought forward	**44.0**	21.7	21.7
	Cash and cash equivalents carried forward	**52.9**	81.9	44.0

Notes to the Interim Report (unaudited)

note

01 Authorisation of interim financial statements

The Group's interim financial statements for the period ended 30 June 2007 were authorised for issue by the Board of Directors on 1 August 2007. The Laird Group PLC is a public limited company incorporated and domiciled in England and Wales and its ordinary shares are traded on the London Stock Exchange.

The comparative financial information for the period to 30 June 2006 and the year ended 31 December 2006 has been extracted from the published financial statements of The Laird Group PLC. The consolidated interim financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. These interim results are unaudited but have been reviewed by the Group's auditors. The statutory accounts for the year ended 31 December 2006 have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain the statements under section 237(2) or (3) of the Companies Act 1985.

Further copies of the Interim Report may be obtained from The Laird Group's registered office at 100 Pall Mall, London SW1Y 5NQ.

02 Basis of preparation

The Laird Group PLC prepares its Annual Report and Accounts on the basis of IFRS as adopted for use by the EU. The financial information presented in this Interim Report has been prepared in accordance with the accounting policies expected to be used in preparing the 2007 Annual Report and Accounts which do not differ significantly from those used in the preparation of the 2006 Annual Report and Accounts. The Group has elected not to adopt IAS 34 Interim Financial Reporting early.

Certain prior period amounts have been reclassified to conform to the 2007 presentation.

Notes to the Interim Report (unaudited)

note

03 Segmental analysis

Primary reporting format – business segments

	Laird Technologies			Laird Security Systems			Total		
	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m	**6 months to 30 June 2007 £m**	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m	**6 months to 30 June 2007 £m**	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Continuing operations									
Revenue	**246.7**	165.2	370.6	–	–	–	**246.7**	165.2	370.6
Segment result before:	**34.1**	24.7	55.4	–	–	–	**34.1**	24.7	55.4
Amortisation of acquired intangible assets	**(5.2)**	(3.5)	(6.1)	–	–	–	**(5.2)**	(3.5)	(6.1)
Exceptional items	**(1.7)**	–	–	–	–	–	**(1.7)**	–	–
	27.2	21.2	49.3	–	–	–	**27.2**	21.2	49.3
Finance revenue							**2.3**	0.9	2.1
Finance costs							**(7.1)**	(6.4)	(12.5)
Fair value adjustment on interest rate swap							**–**	(0.7)	0.2
Other finance revenue – pension							**0.3**	0.1	0.5
Exceptional finance costs							**(1.5)**	–	–
Profit before tax							**21.2**	15.1	39.6
Taxation							**(3.9)**	(3.9)	(8.8)
Profit for the period from continuing operations							**17.3**	11.2	30.8
Discontinued operations									
Revenue	–	–	–	**72.9**	120.9	237.7	**72.9**	120.9	237.7
Segment result before:	–	–	–	**4.4**	13.4	27.8	**4.4**	13.4	27.8
Amortisation of acquired intangible assets	–	–	–	**(0.3)**	–	(1.0)	**(0.3)**	–	(1.0)
Exceptional items	–	–	–	**(0.6)**	–	–	**(0.6)**	–	–
Profit/(loss) on disposal	–	–	–	**98.2**	–	–	**98.2**	–	–
Profit/(loss) before tax	–	–	–	**101.7**	13.4	26.8	**101.7**	13.4	26.8
Taxation	–	–	–	**(1.0)**	(3.2)	(7.4)	**(1.0)**	(3.2)	(7.4)
Profit/(loss) for the period from discontinued operations	–	–	–	**100.7**	10.2	19.4	**100.7**	10.2	19.4
Loss before tax on prior period disposal*							**–**	(1.9)	(2.1)
Taxation*							**–**	2.1	2.6
							100.7	10.4	19.9
Profit for the period							**118.0**	21.6	50.7

*These relate to other business segments disposed of in periods prior to 2007.

Notes to the Interim Report (unaudited)

note

04 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the period. The principal rates used were as follows:

	Average			Closing		
	6 months to 30 June 2007	6 months to 30 June 2006	12 months to 31 December 2006	**At 30 June 2007**	At 30 June 2006	At 31 December 2006
Euros	**1.48**	1.46	1.47	**1.49**	1.45	1.48
US dollars	**1.97**	1.79	1.85	**2.01**	1.85	1.96
Renminbi	**15.21**	14.39	14.70	**15.28**	14.79	15.82

05 Exceptional items

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Continuing operations:			
Laird Technologies			
Restructuring costs	**(1.7)**	–	–
Finance costs incurred on early repayment of private placement debt	**(1.5)**	–	–
Discontinued operations:			
Laird Security Systems			
Restructuring costs	**(0.6)**	–	–
	(3.8)	–	–

06 Discontinued operations

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Results from discontinued operations:			
Revenue	**72.9**	120.9	237.7
Operating profit before:	**4.4**	13.4	27.8
Amortisation of acquired intangible assets	**(0.3)**	–	(1.0)
Exceptional items	**(0.6)**	–	–
Taxation	**(1.0)**	(3.2)	(7.4)
Profit after tax from discontinued operations	**2.5**	10.2	19.4
Profit on disposal of businesses:			
Profit before transfer from translation reserve	**109.4**	–	–
Transfer from translation reserve	**(11.2)**	–	–
Profit on current period disposals	**98.2**	–	–
Loss on prior year disposals	**–**	(1.9)	(2.1)
Taxation	**–**	2.1	2.6
Profit after tax on disposals	**98.2**	0.2	0.5
Profit from discontinued operations	**100.7**	10.4	19.9

note

07 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period divided by the daily average of the number of shares in issue during the period. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable.

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Profit			
Profit after tax from continuing operations	**17.3**	11.2	30.8
Profit from discontinued operations	**100.7**	10.4	19.9
Profit for the period	**118.0**	21.6	50.7

	Number of shares (m)	Number of shares (m)	Number of shares (m)
Weighted average shares			
Basic weighted average shares	**195.3**	181.0	189.2
Options	**1.7**	2.4	1.5
Contingent shares	**–**	0.1	–
Diluted weighted average shares	**197.0**	183.5	190.7

	Pence	Pence	Pence
Earnings per share			
Basic from continuing operations	**8.9**	6.2	16.3
Diluted from continuing operations	**8.8**	6.1	16.2
Basic from discontinued operations	**51.5**	5.7	10.5
Diluted from discontinued operations	**51.1**	5.7	10.4
Basic on profit for the period	**60.4**	11.9	26.8
Diluted on profit for the period	**59.9**	11.8	26.6

note

08 Underlying results and taxation

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group.

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Profit			
Continuing operating profit before amortisation of acquired intangible assets and exceptional items	**34.1**	24.7	55.4
Finance revenue	**2.3**	0.9	2.1
Finance costs	**(7.1)**	(6.4)	(12.5)
Other finance revenue – pension	**0.3**	0.1	0.5
Continuing underlying profit before tax	**29.6**	19.3	45.5
Discontinued operating profit before amortisation of acquired intangible assets and exceptional items	**4.4**	13.4	27.8
Total underlying profit before tax	**34.0**	32.7	73.3
Tax			
The underlying tax charge is calculated as follows:			
Underlying tax on continuing operations	**4.3**	2.7	6.3
Underlying tax on discontinued operations	**1.0**	3.2	7.0
Total underlying tax	**5.3**	5.9	13.3
Continuing underlying tax rate	**14.5%**	14.0%	13.8%
Total underlying tax rate	**15.6%**	18.0%	18.1%
Tax relief on exceptional items	**(1.2)**	–	–
Deferred tax on goodwill and acquired intangible assets	**0.8**	1.2	2.5
Tax on prior period discontinued operations	**–**	(2.1)	(2.2)
Total tax charge	**4.9**	5.0	13.6
Analysis of tax charge:			
Tax on profit from continuing operations	**3.9**	3.9	8.8
Tax on discontinued operations	**1.0**	1.1	4.8
Total tax charge	**4.9**	5.0	13.6
	Pence	Pence	Pence
Earnings per share			
Continuing underlying earnings per share – basic	**13.0**	9.2	20.7
Total underlying earnings per share – basic	**14.7**	14.8	31.7
Total underlying earnings per share – diluted	**14.6**	14.6	31.5

The tax charge for the period has been based on the estimated tax rate for the full year and the amount of overseas tax charged in the period was £4.9m (June 2006, £6.7m, December 2006, £15.6m).

Notes to the Interim Report (unaudited)

note

09 Dividends paid and declared

On 1 August 2007 the Board declared an interim dividend of 3.62p per share (2006, 3.35p). The interim dividend will be paid on 2 November 2007 to shareholders registered on 5 October 2007. Dividends are recorded in the financial statements at the earlier of the date they become a legal obligation of the Company and the date that they are paid.

Total Dividends	Dividends paid			Dividends declared*		
	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m	**6 months to 30 June 2007 £m**	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Final 2005	**–**	12.8	12.8	**–**	–	–
Interim 2006	**–**	–	6.6	**–**	6.6	6.6
Final 2006	**13.9**	–	–	**–**	–	13.9
Special 2007	**99.7**	–	–	**99.7**	–	–
Interim 2007	**–**	–	–	**6.4**	–	–
	113.6	12.8	19.4	**106.1**	6.6	20.5

Dividends per share	Dividends paid			Dividends declared		
	6 months to 30 June 2007 Pence	6 months to 30 June 2006 Pence	12 months to 31 December 2006 Pence	**6 months to 30 June 2007 Pence**	6 months to 30 June 2006 Pence	12 months to 31 December 2006 Pence
Final 2005	**–**	6.45	6.45	**–**	–	–
Interim 2006	**–**	–	3.35	**–**	3.35	3.35
Final 2006	**6.95**	–	–	**–**	–	6.95
Special 2007	**50.00**	–	–	**50.00**	–	–
Interim 2007	**–**	–	–	**3.62**	–	–
	56.95	6.45	9.80	**53.62**	3.35	10.30

*attributable to the period

note

10 Reconciliation of movements in equity

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Opening balance for the period	**408.7**	284.3	284.3
Total recognised income and expense for the period	**116.1**	7.0	22.9
Rights Issue of shares	**–**	117.5	117.6
Exercise of share options	**3.2**	0.8	1.0
Issue of shares on acquisition of businesses	**–**	1.5	1.4
Share based payments	**0.9**	1.0	1.6
Treasury shares	**–**	(0.8)	(0.7)
Dividends paid	**(113.6)**	(12.8)	(19.4)
Total shareholders' equity	**415.3**	398.5	408.7

On 11 June 2007 a consolidation of the Company's share capital took effect whereby every nine of the issued and unissued Ordinary Shares of the Company with a nominal value of 25 pence each were consolidated into eight New Ordinary Shares in the Company with a nominal value of 28.125p each. The purpose of the share consolidation was to ensure that (subject to normal market movements) the market price of each New Ordinary Share was approximately the same as the market price of each existing Ordinary Share (thereby allowing comparability in earnings per share and share prices with prior financial periods) following the payment of the special dividend of 50p per share on 22 June 2007.

Notes to the Interim Report (unaudited)

note

11 Additional cash flow information

Cash generation from operations

Continuing operations	**6 months to 30 June 2007 £m**	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Net profit after taxation	**17.3**	11.2	30.8
Depreciation and other non-cash items			
Depreciation	**4.8**	3.9	7.9
Amortisation of capitalised development costs	**0.9**	0.5	1.0
Capitalised development costs	**(1.6)**	(1.0)	(3.5)
Share based payments	**0.9**	1.0	1.6
Amortisation of acquired intangible assets	**5.2**	3.5	6.1
Financial instruments – fair value adjustment	**–**	0.7	(0.2)
Pension (income)/charges	**(0.4)**	0.4	0.7
Other net finance costs	**6.0**	5.4	9.9
Taxation	**3.9**	3.9	8.8
Pension contributions	**(11.5)**	(0.7)	(2.9)
Changes in working capital			
Inventories	**(9.6)**	(3.7)	(2.4)
Trade and other receivables	**(14.8)**	(4.7)	(17.7)
Trade, other payables and provisions	**18.2**	(4.0)	13.2
	(6.2)	(12.4)	(6.9)
Cash generated from continuing operations	**19.3**	16.4	53.3
Discontinued operations			
Net profit after taxation	**100.7**	10.4	19.9
(Profit)/loss on disposal of businesses before taxation	**(98.2)**	1.9	2.1
Depreciation and other non-cash items			
Depreciation	**1.8**	2.7	5.3
Profit on disposal of fixed assets	**–**	(0.6)	(0.7)
Amortisation of acquired intangible assets	**0.3**	–	1.0
Taxation	**1.0**	1.1	4.8
Changes in working capital	**(10.9)**	(7.6)	(4.9)
Cash flow from discontinued operations	**(5.3)**	7.9	27.5
Cash generated from operations	**14.0**	24.3	80.8

Working capital movements from continuing operations are after creditor increases of £1.4m (2006, £nil) in respect of exceptional costs of redundancy and restructuring.

note

11 Additional cash flow information (continued)

Net cash inflow/(outflow) on acquisitions and disposals

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Acquisition of businesses			
Consideration:			
Cash consideration	**(81.5)**	(61.7)	(97.6)
Net cash acquired	**1.6**	0.2	0.9
	(79.9)	(61.5)	(96.7)
Deferred consideration paid	**(0.6)**	(5.5)	(5.3)
Net cash outflow on acquisition of businesses	**(80.5)**	(67.0)	(102.0)
Borrowings acquired	**-**	(11.9)	(11.6)
Disposal of businesses			
Consideration:			
Net cash consideration	**223.7**	(3.7)	(8.5)
Net cash disposed of	**(0.1)**	-	-
Borrowings disposed of	**0.8**	-	-
Net cash inflow/(outflow) on disposal of businesses	**224.4**	(3.7)	(8.5)

note

12 Borrowings

(a) Reconciliation of net borrowings

	At 30 June 2007 £m	At 30 June 2006 £m	At 31 December 2006 £m
Increase in cash and cash equivalents (net of bank overdrafts) during the period	**8.9**	60.2	22.3
Movement in borrowings	**15.0**	(21.4)	11.4
Borrowings of businesses acquired	**–**	(11.9)	(11.6)
Borrowings of businesses disposed of	**0.8**	–	–
Differences on exchange on borrowings	**3.5**	12.5	16.9
Movement in net borrowings during the period	**28.2**	39.4	39.0
Net borrowings brought forward	**(109.1)**	(148.1)	(148.1)
Net borrowings carried forward	**(80.9)**	(108.7)	(109.1)
Cash and cash equivalents (net of bank overdrafts)	**52.9**	81.9	44.0
Other current borrowings	**(3.3)**	(5.6)	(4.9)
Non-current borrowings	**(130.5)**	(185.0)	(148.2)
Net borrowings carried forward	**(80.9)**	(108.7)	(109.1)

(b) Committed borrowing facilities

The Group had total committed loan facilities of £283.0m at 30 June 2007 (2006, £309.1m), of which £269.8m (2006, £290.9m) was available for more than three years and £132.9m was drawn at 30 June 2007 (30 June 2006, £188.8m). Committed facilities include £7.0m (30 June 2006, £11.4m) of promissory notes issued to third parties in part satisfaction of acquisition consideration.

note

13 Retirement benefit obligations

A review of the main assumptions affecting the Group's defined benefit obligations was carried out at 30 June 2007, by the Group's actuaries.

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.8% per annum (December 2006, 4.8%) and those for equities at 7.8% per annum (December 2006, 7.8%).

The mortality assumption used at 30 June is the same as that used at 31 December 2006. This is based on 92 series tables with an allowance for improvements in line with the medium cohort based on each member's year of birth.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 3.2% per annum (December 2006, 3.0%), salary increases of 4.2% per annum (December 2006, 4.0%) and a discount rate for liabilities of 5.8% per annum (December 2006, 5.1%).

The change in the overall deficit and the impact of these changes can be seen below:

	6 months to 30 June 2007 £m	6 months to 30 June 2006 £m	12 months to 31 December 2006 £m
Defined benefit liability at period start	**(10.9)**	(16.4)	(16.4)
Net pension income/(expense)	**0.5**	(0.6)	(1.0)
Employer contributions	**11.0**	1.0	3.2
Benefits paid directly by Company	**0.7**	–	–
Actuarial gain	**7.5**	4.3	4.2
Currency impact	**–**	(0.1)	–
Asset ceiling adjustment	**(13.6)**	–	(0.9)
Defined benefit liability at period end	**(4.8)**	(11.8)	(10.9)

The charge of £6.1m recognised in the SORIE for the period is comprised of the £7.5m gain recognised on actuarial assumptions, less the £13.6m asset ceiling adjustment being the surplus on a pension scheme which cannot be recognised under IAS 19. Contributions of £11.0m in the period included £10.5m of additional special contributions.

The Laird Group PLC
100 Pall Mall
London SW1Y 5NQ

020 7468 4040
www.laird-plc.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document which comprises a prospectus relating to the Rights Issue has been prepared in accordance with the Prospectus Rules of the Financial Services Authority made under section 73A of the Financial Services and Markets Act 2000 and has been approved as such by the Financial Services Authority in accordance with section 85 of the Financial Services and Markets Act 2000. A copy of this prospectus has been filed with the Financial Services Authority in accordance with paragraph 3.2.1 of the Prospectus Rules. This prospectus has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules by the same being made available, free of charge, at the Company's registered office and at the offices of Lloyds TSB Registrars, details of which are set out on page 15 of this prospectus.

If you sell or have sold or otherwise transferred (other than ex-rights) all your Ordinary Shares held in certificated form before 17 March 2006 (the ex-rights date) please forward this prospectus and any Provisional Allotment Letter that you may receive as soon as possible to the purchaser or transferee, or the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee except that **such documents should not be forwarded or transmitted into the United States, Canada, Japan, Australia or the Republic of South Africa** or any other jurisdiction where doing so may constitute a violation of local securities laws (please refer to paragraph 8 of Part III if you propose to send these documents outside the United Kingdom. If you sell or have sold or otherwise transferred Ordinary Shares held in uncertificated form before 17 March 2006 (the ex-rights date), a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

Application has been made to the Financial Services Authority for the New Ordinary Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence, nil paid, on 17 March 2006.

The distribution of this prospectus and/or the accompanying documents, and/or the transfer of Nil Paid Rights or Fully Paid Rights, through CREST or otherwise in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this prospectus comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of these restrictions may constitute a violation of the securities laws of any such jurisdiction.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, bookrunner and broker to the Company in connection with the Rights Issue and will not be responsible to any person other than the Company for providing the protections afforded to customers of JPMorgan Cazenove Limited, or for advising any such person on the contents of this prospectus or any transaction referred to in this prospectus.

J.P. Morgan Securities Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint underwriter to the Company in connection with the Rights Issue and will not be responsible to any person other than the Company for providing the protections afforded to customers of J.P. Morgan Securities Ltd., or for advising any such person on the contents of this prospectus or any transaction referred to in this prospectus.

N M Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint underwriter to the Company in connection with the Rights Issue and will not be responsible to any person other than the Company for providing the protection afforded to customers of N M Rothschild & Sons Limited, or for advising any such person on the contents of this prospectus or any transaction referred to in this prospectus.

This prospectus includes statements that are, or may be deemed to be, "forward looking statements". These forward looking statements can be identified by the use of forward looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "targets", "aims", "continues", "expects", "intends", "hopes", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward looking statements include matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Group operates. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements including, without limitation: conditions in the markets, market position of the Company or its subsidiaries, earnings, financial position, cash flows, return on capital and operating margins, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward looking statements contained in this prospectus based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Save as required by law or by the Listing Rules, Prospectus Rules and Disclosure Rules, neither Laird nor JPMorgan Cazenove undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which are applicable only as at the date of this prospectus.

Laird

THE LAIRD GROUP PUBLIC LIMITED COMPANY

(incorporated and registered in England and Wales under the Companies Act, 1985 with registered number 55513)

4 for 17 Rights Issue of

37,602,512 New Ordinary Shares at 325 pence per share

Acquisition of RecepTec

Audited Results for the year ended 31 December 2005

The whole of the text of this prospectus should be read. Your attention is drawn to the letter of recommendation from the Chairman of Laird which is set out in Part I of this prospectus.

SEE "RISK FACTORS" ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS WHEN CONSIDERING WHETHER OR NOT TO MAKE AN APPLICATION PURSUANT TO THE RIGHTS ISSUE OR TO INVEST IN THE NEW ORDINARY SHARES.

Subject to Admission, qualifying non-CREST Shareholders, other than Excluded Overseas Shareholders, will be sent a Provisional Allotment Letter on 16 March 2006. Qualifying CREST Shareholders (none of whom will receive a Provisional Allotment Letter), other than Excluded Overseas Shareholders, are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 17 March 2006. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission has become effective. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this prospectus and the Rights Issue.

The latest time and date for acceptance and payment in full for the Nil Paid Rights is expected to be 11.00 a.m. on 7 April 2006. The procedures for acceptance and payment are set out in Part III of this prospectus and, for Qualifying non-CREST Shareholders only, also in the Provisional Allotment Letter. Qualifying CREST Shareholders should refer to Part III of this prospectus.

None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares nor the Provisional Allotment Letters has or will be registered under the United States Securities Act of 1933, as amended, or under the applicable securities laws of any state of the United States, any province or territory of Canada, Japan, Australia or the Republic of South Africa. Accordingly, unless a relevant exemption from such requirements is available, neither the New Ordinary Shares nor the Provisional Allotment Letters may, subject to certain exceptions, be offered, sold, taken up, renounced or delivered, directly or indirectly, within the United States, Canada, Japan, Australia or the Republic of South Africa or in any country, territory or possession where to do so may contravene local securities laws or regulations. Shareholders who believe that they, or persons on whose behalf they hold Ordinary Shares, are eligible for an exemption from such requirements should refer to Part III of this prospectus to determine whether and how they may participate. Overseas Shareholders and any person who is resident in or a citizen or national of any country outside the United Kingdom and any person (including, without limitation, nominees, custodians and trustees) who has a contractual or other legal obligation to forward this prospectus or a Provisional Allotment Letter to a jurisdiction outside the United Kingdom should read paragraph 8 of Part III of this prospectus.

Holdings of existing Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

TABLE OF CONTENTS

SUMMARY

This summary should be read as an introduction to the prospectus and any decision to participate in the Rights Issue should be based on consideration of the prospectus as a whole by the investor. Where a claim relating to the information contained in this prospectus is brought before a Court, the plaintiff investor might, under the national legislation of the EEA states, have to bear the cost of translating their prospectus before the legal proceedings are commenced. Civil liability will attach to those persons responsible for this summary, but only if it is misleading, inaccurate or inconsistent when read together with other parts of this prospectus.

1. Introduction

Laird has announced its intention to raise approximately £117.8 (net of expenses) by means of a Rights Issue of 37,602,512 New Ordinary Shares at a price of 325 pence per share. It has also announced the acquisition of RecepTec and the Group's audited results for the year ended 31 December 2005.

2. Information on Laird

Laird manages its business through two divisions.

Laird Technologies

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird Security Systems

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

3. Background to and reasons for the Rights Issue

Over the last five years Laird's management has transformed the Group from a diversified industrial conglomerate to a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems.

Having financed several acquisitions with cash, Laird's net borrowings increased to £148.1 million as at 31 December 2005. In the short term, the proceeds of the Rights Issue will reduce the Group's indebtedness.

4. Use of net proceeds

The purpose of the Rights Issue is to strengthen the capital base of the Group and, in addition, the proceeds of the Rights Issue will be used to:

(a) refinance the acquisitions of RecepTec, announced today, Antenex, Inc. announced on 8 March 2006 and Bandlock Corporation and Balance UK announced on 1 March 2006, where the aggregate consideration of approximately £74.3 million was satisfied from the Group's existing banking facilities;

(b) fund deferred consideration, payable in 2006, resulting from acquisitions made in 2004 and 2005 (approximately £8 million);

(c) fund approximately £8 million of costs in connection with the expansion in 2006 of the Group's manufacturing operations and technical capabilities; and

(d) provide financing for future acquisition opportunities in the furtherance of the Group's growth strategy.

5. Acquisition of RecepTec

RecepTec is a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets, where demand for these antennae has been growing strongly. RecepTec's business is focused on the development of technology and the provision of integrated design solutions to its customers, with product manufacturing currently outsourced to suppliers including Laird Technologies.

The consideration payable for the acquisition of RecepTec is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

The acquisition of RecepTec, together with Antenex, Inc., Bandlock Corporation and Balance UK, are expected to be earnings enhancing for Laird in 2006.

6. Current trading and prospects

Laird has made further progress during 2005, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to focus the Group on its two high quality divisions, both of which have opportunities for growth, together with the investments that have been made to strengthen and develop each of them and to broaden their product and market spread, have again allowed the Group to move forward. The Group intends to continue to pursue and implement this strategy and is well positioned to make further progress in 2006. Accordingly, the Board views the Group's prospects for 2006 with confidence.

7. Dividends

The Board's policy on dividends is to increase returns to Shareholders progressively over time, reflecting both the underlying profitability of The Laird Group and the cash flow requirements of the business. The New Ordinary Shares will rank *pari passu* in all respects with the existing Ordinary Shares including for any future dividends paid by the Company. The Board is recommending a final dividend of 6.45 pence per share, payable to Shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

8. Principal terms and timing of the Rights Issue

The Company is proposing to raise approximately £117.8 million (net of expenses) by way of a Rights Issue of 37,602,512 New Ordinary Shares. The New Ordinary Shares will be offered by way of rights at 325 pence per share, payable in full on acceptance, to Qualifying Shareholders on the basis of

4 New Ordinary Shares for every 17 existing Ordinary Shares

held on the Record Date and so in proportion for any other number of existing Ordinary Shares then held. Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders and fractional entitlements will be aggregated and, if possible, sold in the market for the benefit of the Company.

The New Ordinary Shares will rank *pari passu* in all respects with existing Ordinary Shares, including the right to receive the final dividend for 2005.

The Rights Issue has been fully underwritten by JPMorgan (on behalf of JPMorgan Cazenove) and Rothschild. Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted, nil paid, to the Official List and to trading on the London Stock Exchange and Admission is expected to occur and dealings to commence in the New Ordinary Shares, nil

paid, on 17 March 2006. The latest time and date for payment in full under the Rights Issue is 11.00 a.m. on 7 April 2006.

9. Risk factors

The following risks (not set out in any particular order) are those material risks of which the Directors are aware:

- Overall growth and demand for products is dependent on a number of factors including the general economic climate, market conditions and consumer confidence.
- Laird's markets are highly competitive and Laird must be able to respond to technological change in order to remain competitive.
- Dependence on a small number of large customers.
- Laird is dependent on the recruitment and retention of suitably qualified technical engineers and other personnel.
- The Group is subject to political, economic and regulatory factors in the various countries in which it operates, any of which could impact on its operating or financial results.
- Innovation and "design-led" businesses such as Laird may suffer loss of business to competitors or through changes in customers' designs or specifications.
- Reliance on a limited number of suppliers for the Group's component and raw material supplies and production.
- Exposure to increases in the price of commodities and raw materials.
- Recent and future acquisitions may not yield their anticipated returns.
- Loss of key management and personnel.
- Physical damage to infrastructure.
- Intellectual property rights may be difficult to protect and Laird may unknowingly infringe the intellectual property rights of others.
- Adverse resolution of litigation may harm the Group's operating results or financial condition.
- Product liability claims may result in financial loss to the Group.
- Pension schemes are subject to changes in underlying actuarial assumptions and movement in asset values.
- The Group's current and historical operations are subject to a wide range of environmental, health and safety regulations.
- Historical disposals may result in crystallisation of liabilities.
- Global pandemics or major terrorist incidents may affect Laird's markets and operations.
- Exchange rate risk.
- Interest rate risk.
- The market price of the Ordinary Shares may go down as well as up.

10. Selected financial information

The information set out below has been extracted without material adjustment from the Annual Report and Accounts for Laird for the two years ended 31 December 2003 and 31 December 2004, and the audited results for the year ended 31 December 2005.

2005 and 2004 prepared in accordance with IFRS (from the audited results for the year ended 31 December 2005)

Consolidated Profit and Loss account
years to 31 December
(all figures £ million, except where stated)

	2005	*2004*
Revenue		
Laird Technologies	259.4	142.8
Laird Security Systems	230.9	202.7
Continuing operations	490.3	345.5
Discontinued operations	18.4	122.5
Total	508.7	468.0
Operating Profit*		
Laird Technologies	37.7	20.7
Laird Security Systems	28.1	26.7
Continuing operations	65.8	47.4
Discontinued operations	(0.2)	4.6
Total	65.6	52.0
Interest and finance charges	(10.5)	(5.6)
Underlying profit before taxation*	55.1	46.4
Profit before taxation	34.3	40.6
Underlying earnings per share (pence)*	28.9	26.3
Dividend per share (pence)	9.75	9.2
Average number of employees	8,995	5,796

Consolidated Balance Sheet information
at 31 December

	2005	*2004*
Total assets	628.4	553.6
Net current assets	73.0	64.7
Net debt	148.1	118.6
Shareholders' funds	284.3	260.2

* *Stated before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments. Underlying profit and earnings per share are shown, as the Board consider them to be relevant guides to the performance of the Group.*

2004 and 2003 prepared in accordance with UK GAAP

Consolidated Profit and Loss account

years to 31 December

(all figures £ million, except where stated)

	2004	*2003*
Revenue		
Laird Technologies	142.8	95.8
Laird Security Systems	233.3	205.3
Laird Plastics	91.9	127.7
Total	468.0	428.8
Operating Profit		
Laird Technologies	21.0	12.6
Laird Security Systems	28.5	24.8
Laird Plastics	3.2	4.0
Total	52.7	41.4
Interest and finance charges	(5.6)	(4.0)
Profit on ordinary activities before taxation*	47.1	37.4
Profit before taxation	22.0	20.9
Underlying earnings per share (pence)	25.9	21.6
Dividend per share (pence)	9.2	8.6
Average number of employees	5,796	4,144

Consolidated Balance Sheet information

at 31 December

	2004	*2003*
Total assets	535.6	409.5
Net current assets	56.6	50.6
Net debt	118.6	60.1
Shareholders' funds	242.8	200.8

* *Profit is stated before exceptional items and goodwill amortisation.*

11. Shareholder Helpline

If you have any queries about the Rights Issue, please telephone the Shareholder Helpline on 0870 609 2158 (+44 1903 276 342 if you are calling from outside the United Kingdom). This helpline is available from 8.30 a.m. to 5.30 p.m., Monday to Friday. The Shareholder Helpline will only be able to provide you with information contained in this prospectus and will be unable to give advice on the merits of the Rights Issue or to provide financial advice.

RISK FACTORS

An investment in New Ordinary Shares is subject to a number of risks. Accordingly, investors and prospective investors in New Ordinary Shares should consider carefully all of the information set out in this prospectus and the risks attaching to an investment in the Company, prior to making any investment decision. The following risks (which are not set out in any particular order of priority) are those material risks of which the Directors are aware. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also have an adverse effect on the Group.

The Group's business, financial condition in the longer term or results of operations could be materially and adversely affected by any of the risks described below. In such case, the market price of the Ordinary Shares may decline and investors may lose all or part of their investment. Investors and prospective investors should consider carefully whether an investment in the Company is suitable for them in the light of the information in this prospectus and the financial reserves available to them. References in this section to Laird or the Company include references to all Group companies.

1. Risks associated with Laird's businesses and related markets

Overall growth and demand for products

The overall demand for products sold into Laird Technologies' and Laird Security Systems' markets is influenced by the level of customers' commercial activity, which in turn is affected by the general economic climate, market conditions and consumer confidence generally. This demand can be volatile and Laird at times has a low visibility of future orders from its customers. Growth in the demand for such products is dependent on a number of factors including the macroeconomic environment, the rate of change in the regulatory environment and in industry consolidation, the adoption of new technologies and customer spending patterns.

During any economic downturn, customers are liable to cancel, reduce or postpone anticipated orders. Any downturn may also lead customers and competitors to apply pressure to prices and this pressure can lead to lasting changes in terms of pricing policies, delivery capabilities and market expectations. Any period of economic downturn could lead to some or all of these consequences, which in turn could have a material adverse impact on the results of operations and business of the Group.

Laird's markets are highly competitive and Laird must be able to respond to technological change in order to remain competitive

Laird operates in market sectors which are characterised by a high level of competition between suppliers and potential suppliers. These markets are driven by technological change; a key success factor to operating successfully within these markets is the ability to introduce new products in a timely manner. Competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources than the Group to the development, promotion and sale of new product and service offerings. The Group must continue to respond promptly and effectively to technological change and customers' and competitors' innovations in order to be successful. No assurance can be given that the Group will continue to be able to respond to changes in technology and innovation and correspondingly develop the products required by customers or that competition will not have a material adverse effect on the Group's business, results of operations or financial condition.

Laird is dependent on the recruitment and retention of suitably qualified technical engineers

The employment of technical personnel and engineers and their interface with customers is an important factor for success in the manufacture and supply by the Group of products to its customers. The ability of the Group to meet the demands of the market and to compete effectively is, to a large extent, dependent on the skills, experience and performance of its employees. There is a high level of demand for individuals with appropriate technical knowledge and expertise and the Group recognises that the relationships that its

employees develop with customers is key to their success. The loss of key personnel, the loss of a significant number of staff or the failure to attract and maintain the number of suitably qualified engineers required in the development of new products and working alongside customers could have serious consequences for the Group, including a negative effect on customer relationships and consequently a material adverse effect on its business and results of operations.

The Group is subject to political, economic and regulatory factors in the various countries in which it operates, any of which could impact on its operating or financial results

Approximately half of Laird Technologies' total sales are manufactured in Asia with approximately one third in North America and the remainder in Europe. Laird Technologies employs some 4,900 employees in Asia, with approximately 4,100 being in China. Laird Security Systems is, in addition, expanding its sourcing operations in Asia, in particular in Ningbo, China. The Group expects that sales to emerging markets will be an increasing portion of total sales as its customers target those markets. Having extensive manufacturing operations in Eastern Europe, China and other countries in Asia does involve certain risks for the Group, including volatility in gross domestic product, disturbances, economic and political instability, nationalisation of private assets, the imposition of withholding tax and exchange controls and challenges in protecting the Group's intellectual property rights.

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, composition or changes in taxation or other governmental policies in the countries in which the Group conducts business could limit its operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit the Group's ability to enforce its rights.

Dependence on a small number of large customers

The loss of a major contract or customer, whether through competitive action, contractual dispute, the consolidation of customers' businesses, customer failure or other external or performance related factors, could materially adversely affect Laird's financial condition and prospects.

Laird Technologies works in close co-operation with its customers in developing new products and product innovation generally, and customers often require Laird to site its manufacturing plants in close proximity to theirs. The loss by Laird of a major customer could have wider profit and cash flow implications, with costs being incurred in relation to the decommissioning of certain of Laird's premises, plant or equipment and inventory losses.

Innovation and "design-led" businesses such as Laird may suffer loss of business to competitors or through changes in customers' designs or specifications

The markets for some of Laird's products are characterised by continual technological development and innovation, often involving joint collaboration and close working relationships with its customers around the world. This requires Laird to put together multi-national, multi-functional teams which are essential to developing new "design-led" products in new high growth markets.

As a result, substantial improvement in the scope and quality of product function and performance can occur over a short period of time. If Laird is not able to develop and market commercially competitive services or products in a timely manner in response to changes to technology or in accordance with its customer demands, it may lose customers and its profitability may decrease. Moreover, it may experience operating losses after new products are introduced or commercialised because of high start-up costs, unexpected manufacturing costs or unexpected problems or lack of demand. Design changes by customers or technological advances by competitors may also result in loss of business.

2. Risks relating to the Group

Reliance on a limited number of suppliers for the Group's component and raw material supplies and production

The Group's ability to deliver according to market demands depends in large part on obtaining timely and adequate supply of components and raw materials on competitive terms. Failure by any of the Group's suppliers could interrupt its product supply, and would significantly limit the Group's sales and increase its

costs. If the Group fails to anticipate customer demand properly, an over/undersupply of raw materials, components and production capacity could occur. In addition, a particular component may be available only from a limited number of suppliers.

Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect the Group's ability to deliver its products and solutions on a timely basis. Despite the Group's efforts to select its suppliers and manage its supplier relationships with scrutiny, a component supplier may fail to meet the Group's supplier requirements, such as, most notably, the Group's and its customers' product quality, safety and other corresponding standards. Moreover, a supplier may experience delays or disruption to its manufacturing, or experience financial difficulties. Any of these events could delay the successful delivery of products and solutions, which meet Laird's and its customers' quality, safety and other corresponding requirements, or otherwise adversely affect the Group's sales and the Group's results of operations. Also, the Group's reputation and brand value may be affected due to real or merely alleged failures in its products and solutions.

Exposure to increases in the price of commodities and raw materials

The raw materials used in Laird's businesses include commodities such as copper and beryllium copper, steel, aluminium, zinc and pvc resin. These commodities experience price volatility caused by changes in supply and demand, commodity market fluctuations and changes in governmental attitudes. Competing manufacturers can be affected differently by these factors. If Laird is unable to implement measures to mitigate increased costs relating to increases in commodity and raw material prices, or to increase the price of its products to customers, its operating profits might be materially adversely affected.

Recent and future acquisitions may not yield their anticipated returns

Laird has made, and is likely to make, strategic acquisitions of complementary businesses, assets and companies in the USA, Europe and Asia with the intention of accelerating growth and increasing revenue and profits. To the extent Laird is unable to integrate or operate successfully the operations, retain qualified engineers or other technically qualified personnel or customers, where applicable, and avoid unforeseen costs and delays, Laird's business, financial condition and the results of its operations may be adversely affected. Further, each acquisition requires considerable management attention and this diversion from the day-to-day management of Laird could adversely affect Laird's operating results.

Loss of key management or personnel

Laird's businesses are highly reliant on the continued services of its senior management, including its executive Directors, and other key personnel. These individuals possess revenue and marketing, engineering, manufacturing, technical, financial and administrative skills that are critical to the continued successful operation of Laird's businesses. Failure to retain such individuals, whether such individuals wish to enter into the employment of Laird's competitors or otherwise, or the failure to attract and retain strong management and technical staff in the future, could have an adverse effect upon Laird's businesses, financial condition and the results of its operations. Furthermore, an extended interruption in the services of one or more members of key management or personnel may have similar consequences.

Physical damage to infrastructure

The ability of Laird to perform the services and to deliver the goods it provides to its customers depends upon its ongoing ability to occupy its premises, and the continued normal operation of these premises and its plant and equipment. Damage to its premises, plant and equipment resulting from, for example, fire, flood or storm, whilst some of these risks are insured, may disrupt Laird's activities and prevent it from properly performing its contractual obligations, maintaining its sales, and may result in increased operating costs. This could adversely affect Laird's business and its financial condition.

Intellectual property rights may be difficult to protect and Laird may unknowingly infringe the intellectual property rights of others

While Laird has been granted a number of patents and other patent applications are currently pending, there can be no assurance that any of these patents will not be challenged, invalidated or circumvented, or that any rights granted under these patents will in fact provide competitive advantages to Laird.

The Group utilises a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect its intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. Moreover, the Group may not be able to detect unauthorised use or take appropriate and timely steps to establish and enforce its proprietary rights. Existing laws of some countries in which Laird conducts business may offer only limited protection of the Group's intellectual property rights, if at all. Third parties have asserted, and, in the future may assert, claims against Laird alleging that the Group infringes their intellectual property rights. Defending such claims may be expensive, time consuming and divert the efforts of management and/or technical personnel. As a result of litigation, the Group could be required to pay damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, Laird cannot be certain that any such licences, if available at all, will be available to the Group on commercially reasonable terms.

Adverse resolution of litigation may harm the Group's operating results or financial condition

Group companies are party to lawsuits in the normal course of their business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavourable resolution of a particular lawsuit could have a material adverse effect on the Group's business, operating results, or financial condition. Neither the Company nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months prior to the date of this prospectus, a significant effect on the Company and/or the financial position or profitability of the Group.

Product liability claims may result in financial loss to the Group

Laird may be subject to claims in respect of liabilities related to its products. Laird insures, where possible, its exposure to product liability claims. It does not maintain cover in relation to the cost of product recalls as management believes that the cost of such insurance outweighs the benefits of obtaining cover. Although Laird attempts to reduce the risk of exposure to product liability claims, including the cost of product recalls, by its design and quality control processes, there can be no assurance that these processes will prevent claims being made. Laird provides warranties to its customers in respect of the products it supplies. The scope of those obligations is determined by law and the terms agreed with customers.

Pension schemes are subject to changes in underlying actuarial assumptions and movement in asset values

As at 31 December 2005, The Laird Group recognised pension obligations on its consolidated balance sheet. The respective values of the defined benefit schemes' deficits depend on a number of factors including key assumptions such as the expected investment return, inflation and mortality risks. Any changes in the future to the actuarial assumptions underlying the calculation of The Laird Group's pension obligations may mean that Laird will be required to increase its contributions to its defined benefit pension schemes and this might therefore negatively impact the financial position of The Laird Group. Assessments of the deficits has been carried out recently and schedules of contributions have been agreed with the trustees of these schemes. These contributions are intended to reduce the deficits, totalling £16.4 million at 31 December 2005, over a period of five to ten years.

The Group's current and historical operations are subject to a wide range of environmental and health and safety regulations

The Group is subject to certain environmental and health and safety laws and regulations that affect its operations, facilities and products in each of the jurisdictions in which it operates. Laird believes that it is substantially in compliance with all material environmental, health and safety laws and regulations relating

to its products, operations and business activities. However, there is a risk that Laird may have to incur expenditures to cover environmental and health and safety liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation. It is difficult to estimate reasonably the future impact of environmental matters, including potential liabilities, with any certainty, due to a number of factors especially the long periods of time often involved in resolving them.

Historical disposals may result in crystallisation of liabilities

The Group has disposed of a number of businesses in respect of which it has retained certain liabilities and it may incur liabilities as a result of future disposals, through the provision of customary indemnities, representations and warranties. The extent of any liabilities is difficult to predict with certainty, as these may extend for a number of years, and this may impact negatively the Group's financial position.

Global pandemics or major terrorist incidents may affect Laird's markets and operations

The Group suffered disruption following the outbreak of the SARS virus in the Far East in 2003, largely in terms of travel restrictions for some of Laird's employees. Were a future pandemic to occur, it could disrupt Laird's business through restrictions on travel and possible plant closure. Depending upon the severity of any pandemic, Laird's manufacturing capabilities in Europe and the USA as well as Asia could mitigate disruption in any one geographical area. A pandemic could also adversely affect Laird's markets, as could a major terrorist incident.

Exchange rate risk

Laird operates in and sells products and provides services to countries other than the UK, and conducts business in currencies other than sterling (the currency in which Laird reports its financial statements). Material fluctuations in the exchange rate of sterling against these currencies could have an adverse impact on Laird's operations and its reported results.

Interest rate risk

The Company's interest costs in respect of its borrowings will increase in the event of rising interest rates. Rising interest rates may also have a more general effect on consumer confidence, resulting in lower demand in the industries in which Laird participates, with a potential adverse effect upon its financial performance.

3. Risks related to the Ordinary Shares

Ordinary Shares

The Ordinary Share price may fluctuate as a result of a variety of factors, including the financial performance of the Company; the operating and share price performance of other companies in the industries and markets in which the Company operates; speculation about the Company's business in the press, media or the investment community; changes to the Company's revenue or profit estimates; the publication of research reports by analysts; the Company's ability or decision to pay dividends in accordance with its dividend policy; current affairs; and general market conditions.

Sales of Ordinary Shares could have an adverse effect on the market price of the Ordinary Shares. Furthermore, although Laird has no current plans for a subsequent issue of Ordinary Shares (other than under the Share Schemes), it is possible that Laird may decide to offer additional shares in the future. An additional offering could also have an adverse effect on the market price of the Ordinary Shares.

The issue price of the New Ordinary Shares has been calculated with reference, *inter alia*, to the market price of the Ordinary Shares at close of business on 15 March 2006 (being the latest practicable date prior to publication of this prospectus). Upon the announcement of the Rights Issue, the market price of the Ordinary Shares may decrease, reducing the discount at which the New Ordinary Shares are available to Qualifying Shareholders (other than Excluded Overseas Shareholders) and which has been referred to in this prospectus.

The market price of the Ordinary Shares may go down as well as up and investors may, therefore, not recover their original investment, especially since the market in the Ordinary Shares may have limited liquidity.

RIGHTS ISSUE STATISTICS

Issue Price per New Ordinary Share	325p
Basis of Rights Issue	4 New Ordinary Shares for every 17 existing Ordinary Shares
Number of Ordinary Shares in issue at the date of this prospectus	159,810,676
Number of New Ordinary Shares to be provisionally allotted pursuant to the Rights Issue	37,602,512
Number of Ordinary Shares in issue immediately following the Rights Issue	197,413,188
Estimated proceeds of the Rights Issue to be retained by the Company (net of expenses)	£117.8 million
Estimated expenses of the Rights Issue	£4.4 million

Note:

The number of Ordinary Shares in issue immediately following the Rights Issue assumes that no options or awards are exercised under Laird's Share Schemes between the date of this prospectus and completion of the Rights Issue.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors	Nigel John Keen	*(Chairman)*
	Peter John Hill	*(Chief Executive)*
	Jonathan Charles Silver	*(Finance Director)*
	Geoffrey Drabble	*(Executive Director)*
	Martin Lee Rapp	*(Executive Director)*
	John Blyth McDowall CBE	*(Non-executive Director)*
	Sir Geoffrey David Owen	*(Non-executive Director)*
	Anthony John Reading MBE	*(Non-executive Director)*
	Andrew Mackenzie Robb	*(Non-executive Director)*
	Dr William Ree Spivey	*(Non-executive Director)*

Company Secretary — Dominic Jonathan Luke Hudson

Registered Office
3 St. James's Square
London
SW1Y 4JU

Sponsor, Bookrunner and Broker
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

Financial Adviser and Joint Underwriter
N M Rothschild & Sons Limited
New Court
St. Swithin's Lane
London
EC4P 4DU

Joint Underwriter
J.P. Morgan Securities Ltd.
125 London Wall
London
EC2Y 5AJ

Auditors and Reporting Accountants
Ernst & Young LLP
1 More London Place
London
SE1 2AF

Legal Adviser to the Company
Ashurst
Broadwalk House
5 Appold Street
London
EC2A 2HA

Registrars and Receiving Agent
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Principal Bankers

HSBC Bank plc	The Royal Bank of Scotland plc
8 Canada Square	280 Bishopsgate
London	London
E14 5HQ	EC2M 4RB

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2006
Record Date for the Rights Issue	close of business on 13 March
Announcement of the Rights Issue	16 March
Completion of the RecepTec acquisition	16 March
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only)	16 March
Dealings expected to commence in New Ordinary Shares, nil paid, on the London Stock Exchange and existing Ordinary Shares marked "ex"	**8.00 a.m. on 17 March**
Nil Paid Rights credited to stock accounts in CREST of qualifying CREST Shareholders	8.00 a.m.on 17 March
Nil Paid and Fully Paid Rights enabled in CREST	after 8.00 a.m. on 17 March
Recommended latest time and date for requesting withdrawal of Nil Paid or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 p.m. on 3 April
Recommended latest time and date for depositing renounced Provisional Allotment Letters, nil paid, into CREST or for dematerialising Nil Paid or Fully Paid Rights into a CREST stock account	3.00 p.m. on 4 April
Latest time and date for splitting Provisional Allotment Letters, nil paid and fully paid	3.00 p.m. on 5 April
Latest time and date for registration of renunciation of Provisional Allotment Letters, fully paid	11.00 a.m. on 7 April
Latest time and date for acceptance and payment in full	**11.00 a.m. on 7 April**
Commencement of dealings in New Ordinary Shares on the London Stock Exchange	8.00 a.m. on 10 April
New Ordinary Shares in uncertificated form credited to stock accounts in CREST	10 April
Expected date of despatch of definitive share certificates for New Ordinary Shares in certificated form	18 April

Notes:

(1) Reference to times in this prospectus is to London time unless otherwise stated.

(2) The dates set out in the expected timetable of principal events above and mentioned throughout this prospectus and in the Provisional Allotment Letters may be adjusted by Laird in which event details of the new dates will be notified to the FSA, to the London Stock Exchange and, where appropriate, to Shareholders.

(3) If you have any queries on the procedure for acceptance and payment, you should contact Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA on 0870 609 2158 or from outside the UK on +44 1903 276 342. Please note that Lloyds TSB Registrars cannot provide financial advice on the Rights Issue or as to whether or not you should take up your rights under the Rights Issue.

PART I

LETTER FROM THE CHAIRMAN OF THE LAIRD GROUP PUBLIC LIMITED COMPANY

Laird

(incorporated and registered in England and Wales No 55513)

Registered Office:
3 St James's Square, London, SW1Y 4JU

16 March 2006

Directors:

Nigel John Keen	*(Chairman)*
Peter John Hill	*(Chief Executive)*
Jonathan Charles Silver	*(Finance Director)*
Geoffrey Drabble	*(Executive Director)*
Martin Lee Rapp	*(Executive Director)*
John Blyth McDowall CBE	*(Non-executive Director)*
Sir Geoffrey David Owen	*(Non-executive Director)*
Anthony John Reading MBE	*(Non-executive Director)*
Andrew Mackenzie Robb	*(Non-executive Director)*
Dr William Ree Spivey	*(Non-executive Director)*

To all Shareholders

Dear Shareholder,

4 FOR 17 RIGHTS ISSUE OF 37,602,512 NEW ORDINARY SHARES AT 325 PENCE PER SHARE

ACQUISITION OF RECEPTEC

AND

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

1. Introduction

We have announced today our intention to raise approximately £117.8 million (net of expenses) by means of a Rights Issue of 37,602,512 New Ordinary Shares at a price of 325 pence per share, payable in full on acceptance. This represents 4 New Ordinary Shares for every 17 existing Ordinary Shares held on the Record Date. The Rights Issue is being made to all Qualifying Shareholders.

The Issue Price of 325 pence per share represents a discount of 27% to the middle market closing price of 443.75 pence per Ordinary Share on 15 March 2006, the last business day before the announcement of the Rights Issue.

The Rights Issue has been fully underwritten by JPMorgan (on behalf of JPMorgan Cazenove) and by Rothschild pursuant to the Underwriting Agreement in order to provide certainty as to the amount of capital to be raised. A summary of the material terms of the Underwriting Agreement is set out in paragraph 16 of Part VIII of this prospectus.

We also announced and completed today the acquisition of the assets of RecepTec Holdings, LLC, a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the US and European automotive markets, where demand for these antennae has been growing strongly.

The consideration for the acquisition is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenues of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

We also announced today the Group's audited results for the year ended 31 December 2005, details of which are set out in Part VI of this prospectus.

The purpose of this prospectus is to explain the background to, and reasons for, the Rights Issue, and why your Board believes the Rights Issue is in the best interests of Shareholders as a whole. This prospectus also provides further details on how you can take up your rights over New Ordinary Shares.

2. Information on Laird

Laird is a leading* global electronics and security systems group with operations in North America, Europe and across Asia. Following the disposal of the Laird Plastics business in October 2004, Laird is focused on two core divisions, Laird Technologies and Laird Security Systems.

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

We believe that Laird Technologies is the global market leader in the design and supply of both electromagnetic interference ("EMI") shielding solutions and wireless cellular handset antennae; it also has an increasing presence in the emerging applications of telematics and Wi-Fi. Laird Technologies has also established a growing presence in the design and supply of thermal management products and solutions for electronic devices. Its products, often co-designed in conjunction with customers, are critical in protecting and enhancing the performance of electronic devices.

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

In recent years, the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

In the year ended 31 December 2005, the Group has reported underlying profit[1] before tax of £55.1 million on total revenue of £508.7 million. At the year end, it had shareholders' funds of £284.3 million and net debt of £148.1 million.

---

1 Profit is stated before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

* *References to "leading" or "leader" throughout this prospectus are based on the Company's estimate of revenue in relation to the respective market sectors served.*

3. Background to and reasons for the Rights Issue

Background

Over the last five years the Group has been transformed from a diversified industrial conglomerate to a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems.

Lower growth, lower margin businesses have been, and where appropriate will continue to be, divested. The two remaining divisions have been and continue to be strengthened and expanded, both through organic investment and through acquisitions which have enhanced the technology, product offering, market positioning and geographic spread of the Group.

Strategy

We have established a successful strategy of focusing on higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, but still expanding, low cost manufacturing base, currently in Asia and Central Europe and with the potential to be developed additionally in Mexico and India. Laird focuses on specialist markets which provide opportunities for growth, with a global reach which provides advantages compared to many of our more regional or local competitors. By following this strategy Laird has expanded, and intends to continue to expand, the technology, market access, product offering and geographic spread of its two divisions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

Benefits of the acquisition

Laird Technologies is a market leader in the design and supply of complementary product offerings in the EMI shielding, thermal, and wireless antennae markets. The division has grown substantially in recent years through the acquisition, integration and organic development of a number of businesses in these areas, each of which has expanded the division's product offering and market position and transformed Laird Technologies' overall capabilities and scale. The division's position has also been enhanced substantially by establishing and expanding its low cost manufacturing activities in Asia and Central Europe.

Laird acquired a capability in antenna technology through the acquisition of Centurion Wireless Technologies in 2004. Centurion has been combined successfully into Laird Technologies, with the enlarged business benefiting from a broader product offering and market base, and enhanced technical capabilities. The acquisition of RecepTec should allow Laird to exploit further the division's revenues from the automotive market. The vertical integration of RecepTec's design, marketing and sales capabilities with Laird Technologies' own design and manufacturing skills should provide further benefits and enhance the growth opportunities of both businesses benefiting from a broader product market offering, and enhanced technical capabilities.

The Board believes that over time the enlarged antennae business should benefit from the greater scale of research and development across the combined businesses, as well as the opportunity for cross-fertilisation of antennae technology development. There is also the potential for RecepTec's business to benefit from Laird Technologies' established position in Europe as well as its strong presence in Asia. RecepTec's strong presence in the automotive and transportation segments has the potential to allow cross-selling of Laird Technologies' EMI shielding and thermal management products into those markets.

Laird's financial performance reflects the transformation achieved in recent years. Positive organic revenue growth has been achieved in each of the last three years, while profit, before exceptional items, goodwill amortisation and tax on a UK GAAP basis, has increased from £25.2 million in 2001 to £47.1 million in 2004, a compound annual growth rate of 23%. Underlying profit on an IFRS basis increased by 19% in 2005 compared to 2004. Laird's operating profit margin, on the same basis, more than doubled from 5.4% in 2001 to 11.3% (UK GAAP) in 2004, and increased in 2005 to 12.9% on an IFRS basis.[2]

2 From 2001 to 2004, under UK GAAP, before exceptional items and goodwill amortisation. For 2004 and 2005, under International Financial Reporting Standards, before exceptional items, amortisation for acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

Funding

As at 31 December 2005, net borrowings of the Group amounted to £148.1 million with interest cover for the year of 6.2 times. Since the year end, the net indebtedness of the Group has increased, partly as a result of the acquisitions of Antenex, Inc., Bandlock Corporation and Balance UK, which have already completed, and RecepTec, which completed earlier today.

In August 2005 the Group replaced £165 million of loan facilities, which were due to expire in 2008, with £195 million of new committed facilities which will expire in 2010 unless an option is exercised to extend the facilities. The option to extend the facility by one year can be exercised in each of the first two years, if both Laird and the corresponding bank agree. These new facilities, together with the Group's US dollar private placement facilities, which generally expire between 2008 and 2016, provide the Group with total committed facilities of £309 million.

4. Use of net proceeds

The purpose of the Rights Issue is to strengthen the capital base of the Group and, in addition, the proceeds of the Rights Issue will be used to:

(a) refinance the acquisitions of RecepTec, announced today, Antenex, Inc. announced on 8 March 2006 and Bandlock Corporation and Balance UK announced on 1 March 2006, where the aggregate consideration of approximately £74.3 million was satisfied from the Group's existing banking facilities;

(b) fund deferred consideration, payable in 2006, resulting from acquisitions made in 2004 and 2005 (approximately £8.0 million);

(c) fund approximately £8.0 million of costs in connection with the expansion in 2006 of the Group's manufacturing operations and technical capabilities; and

(d) provide financing for future acquisition opportunities in the furtherance of the Group's growth strategy.

Laird has demonstrated successfully its ability to deliver profitable growth, both as a Group and in respect of its two divisions individually. Laird has a track record of creating value through organic development as well as the integration and further development of complementary acquisitions.

The acquisition of RecepTec, together with those of Antenex, Inc., Bandlock Corporation and Balance UK announced recently, progresses further the Group's strategy and this, together with the financial flexibility offered by the strengthening of the Group's balance sheet, is expected to enable it to continue to pursue its strategy of delivering profitable growth for Shareholders.

Having financed several acquisitions with cash, Laird's net borrowings increased to £148.1 million as at 31 December 2005, with an interest cover for the year of 6.2 times. In the short term, the proceeds of the Rights Issue will reduce the Group's indebtedness.

5. Information on RecepTec

RecepTec is a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets, where demand for these antennae has been growing strongly. Through its facilities near Detroit, Michigan, USA and near Hannover, Germany, it is a leading supplier to automotive manufacturers ("OEMs") in both these regions and is also a leading supplier into the North American retrofit and retail markets (the "aftermarket"). RecepTec's business is focused on the development of technology and the provision of integrated design solutions to its customers, with product manufacturing currently outsourced to suppliers including Laird Technologies.

The consideration payable for the acquisition of RecepTec is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenues of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

RecepTec has a wide range of antennae products, covering Global Positioning System, FM/AM radio, Digital Audio Broadcast radio, TV, Bluetooth and cellular antennae. The majority of its revenues is currently derived from Satellite Digital Audio Radio Services ("SDARS") antennae for the satellite radio market. SDARS automotive antennae are a complex, evolving technology in which RecepTec has established product leadership and strong customer relationships, which enabled it to capture a high market share and deliver significant revenue growth in 2005.

Rapid end market growth for RecepTec's products in the North American market is being driven by increased installation of satellite radio by OEM customers as well as increased uptake rates for hardware installation into the aftermarket. Since its launch in mid 2001, demand for satellite radio has demonstrated strong growth in the US market, attracting more than 9 million subscribers by the end of 2005. This market growth is expected to continue due to:

(a) increased roll out of satellite technology on US vehicles by the manufacturers themselves (which are now actively promoting this product); and

(b) increased customer demand through awareness of the product, improvements in the quality of programming and reduced installation costs.

RecepTec's main OEM customers include Audi/Volkswagen, BMW, DaimlerChrysler, GM and Ford. RecepTec also supplies or has recently supplied Honda, Hyundai and Kia. RecepTec's design and technology leadership together with its links to key OEMs gives it a strong market position and it should be well placed to capture future sales growth. Of RecepTec's 2005 revenue, approximately 75% was from OEMs and 25% from the aftermarket.

Sales in North America are complemented by a strong presence in the European region, which makes up approximately one third of sales. The European market is less developed than North America and a significant proportion of sales to European manufacturers currently relates to vehicles exported into North America. Potential opportunities for future growth exist in markets outside North America and Europe, where satellite radio is expected to be launched in India and China, through expanding RecepTec's OEM customer base and through expansion of its product offering into active/passive safety, and intelligent transportation, systems antennae where RecepTec already possesses the applicable technology.

RecepTec was owned by its founders, George Caston and Bernd Leinwetter, a number of senior employees and a consortium of investors including Lear Corporation, PPG Industries and Kathrein-Werke KG. Messrs. Caston and Leinwetter have entered into employment agreements with Laird Technologies for two years. The remaining management of RecepTec are staying with the business, which will be operated as a unit of Laird Technologies, including those manufacturing operations within Laird Technologies which have hitherto supplied RecepTec.

6. Financial effects of the acquisitions

The acquisitions of RecepTec, together with Antenex, Inc., Bandlock Corporation and Balance UK, are expected to be earnings enhancing for Laird in 2006.

7. Current trading and prospects

Laird's audited results for the year ended 31 December 2005 were issued today and are set out in full in Part VI of this prospectus.

Laird has made further progress during 2005, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to focus the Group on its two high quality divisions, both of which

have opportunities for growth, together with the investments that have been made to strengthen and develop each of them and to broaden their product and market spread, have again allowed the Group to move forward. The Group intends to continue to pursue and implement this strategy and is well positioned to make further progress in 2006. Accordingly, the Board views the Group's prospects for 2006 with confidence.

8. Dividends

Your Board's policy on dividends is to increase returns to Shareholders progressively over time, reflecting both the underlying profitability of The Laird Group and the cash flow requirements of the business. The New Ordinary Shares will rank *pari passu* in all respects with the existing Ordinary Shares including for any future dividends paid by the Company.

The Board is recommending a final dividend of 6.45 pence per share, payable to Shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

9. Principal terms of the Rights Issue

Laird is raising approximately £117.8 million (net of expenses) by offering 37,602,512 New Ordinary Shares by way of rights to Qualifying Shareholders at 325 pence per share, payable in full on acceptance, on the basis of

4 New Ordinary Shares for every 17 existing Ordinary Shares

held and registered in their name on the Record Date and so in proportion for any other number of existing Ordinary Shares then held. Where necessary, entitlements to New Ordinary Shares have been rounded down to the nearest whole number of New Ordinary Shares. Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders and fractional entitlements will be aggregated and, if possible, sold in the market for the benefit of the Company. Accordingly, Laird Shareholders with fewer than 5 Ordinary Shares will not be entitled to any New Ordinary Shares.

The New Ordinary Shares will, when issued, rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions hereafter declared, made or paid.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted, nil paid, to the Official List and to trading on the London Stock Exchange. It is expected that Admission will occur and that dealings will commence in the Nil Paid Rights at 8.00 a.m. on 17 March 2006.

The Rights Issue is expected to result in the issue of 37,602,512 New Ordinary Shares (representing 19% of the issued share capital of Laird, as enlarged by the Rights Issue).

10. Overseas Shareholders

The attention of Overseas Shareholders who have registered addresses outside the United Kingdom, or who are citizens of or residents in countries other than the United Kingdom, is drawn to the information which appears in paragraph 8 of Part III of this prospectus.

New Shares have been provisionally allotted to all Qualifying Shareholders, including Overseas Shareholders. However, subject to certain exceptions, Provisional Allotment Letters will not be sent to Qualifying non-CREST Shareholders with registered addresses in the United States or any other Excluded Territory nor will the CREST stock account of Qualifying CREST Shareholders with registered addresses in the United States or any other Excluded Territory be credited. If such a Provisional Allotment Letter is received by any person in the United States or any other Excluded Territory, such person should not seek and will not be able to take up his rights thereunder.

11. UK taxation

Certain information about UK taxation and the Rights Issue is set out in paragraph 15 of Part VIII of this prospectus. **If you are in any doubt as to your tax position, or you are subject to tax in a jurisdiction**

other than the United Kingdom, you should consult your own independent financial adviser without delay.

12. Action to be taken

Qualifying non-CREST Shareholders (other than Excluded Overseas Shareholders) have been sent Provisional Allotment Letters, showing the number of New Ordinary Shares provisionally allotted to them and containing instructions on acceptance and payment, renunciation, splitting and registration in respect of the New Ordinary Shares.

Qualifying CREST Shareholders (other than Excluded Overseas Shareholders) have not been sent a Provisional Allotment Letter. Instead, they will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights at 8.00 a.m. on 17 March 2006.

The latest time and date for acceptance and payment in full in respect of the Rights Issue is 11.00 a.m. on 7 April 2006.

For Qualifying non-CREST Shareholders, the New Ordinary Shares will be issued in certificated form and will be represented by definitive share certificates, which are expected to be dispatched by 18 April 2006 to the registered address of the persons entitled to them (provided that such registered address is not situated in an Excluded Territory).

For Qualifying CREST Shareholders, Laird's registrars will instruct CREST to credit the stock account of the Qualifying CREST Shareholders with their entitlements to New Ordinary Shares. It is expected that this will take place on 10 April 2006.

If you sell or have sold or otherwise transferred (other than ex-rights) all of your existing Ordinary Shares held in certificated form before 17 March 2006, please forward this prospectus and the accompanying Provisional Allotment Letter to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

You will find some helpful questions and answers in Part II of this Prospectus. Further details of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of rights not taken up, are set out in Part III of this prospectus.

13. Further information and risk factors

Your attention is drawn to the further information set out in Parts IV to VIII of this prospectus. In particular you should consider the Risk Factors set out in this prospectus.

14. Financial Advice

Your Directors have received financial advice from JPMorgan Cazenove and Rothschild in relation to the Rights Issue. In giving their financial advice, JPMorgan Cazenove and Rothschild have relied upon the Directors' commercial assessment of the Rights Issue.

15. Recommendation

The Directors consider the Rights Issue to be in the best interests of Shareholders as a whole.

Each of the Directors intends to take up in full his rights to subscribe for New Ordinary Shares in respect of his own beneficial holdings of existing Ordinary Shares, which together amount to 476,132 Ordinary Shares, representing 0.3% of the issued share capital.

Yours sincerely,

Nigel Keen
Chairman

PART II

QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE

The Company's Ordinary Shares can be held in certificated form (that is, represented by a share certificate) or in uncertificated form (that is, through CREST). Accordingly, these questions and answers are split into four sections:

- Section 1 ("General").
- Section 2 ("Ordinary Shares in certificated form") answers questions you may have in respect of the procedures for Shareholders who hold their Ordinary Shares in certificated form. You should note that Sections 1 and 4 may still apply to you.
- Section 3 ("Ordinary Shares in CREST") answers questions you may have in respect of the equivalent procedures for Shareholders,who hold their Ordinary Shares in CREST. You should note that Sections 1 and 4 may still apply to you.
- Section 4 ("Further procedures for Ordinary Shares whether in certificated form or in CREST") answers some detailed questions about your rights and the actions you may need to take and is applicable to Ordinary Shares whether held in certificated form or in CREST.

The questions and answers set out in this Part II are intended to be generic only and, as such, you should also read Part III of this prospectus for full details of what action you should take. If you are in any doubt about the action to be taken you are recommended to seek your own personal financial advice immediately from your stockbroker, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000. The attention of Overseas Shareholders is drawn to paragraph 8 of Part VIII of this prospectus.

If you do not know whether you hold your Ordinary Shares in certificated form or in CREST, you should contact the Shareholder Helpline on 0870 609 2158 (+44 1903 276 342 if you are calling from outside the United Kingdom).

1. General

1.1 *What is a rights issue?*

Rights issues are one way for companies to raise money. They do this by issuing shares for cash and giving their existing shareholders a right of first refusal to buy these shares in proportion to their existing shareholdings. For example, a 1 for 5 rights issue means that a shareholder is entitled to buy one new share for every five currently held. This Rights Issue is 4 for 17; that is, an offer of 4 New Ordinary Shares for every 17 Ordinary Shares held at the close of business on 13 March 2006 (the Record Date for the Rights Issue).

New shares are typically offered in a rights issue at a discount to the current share price. As a result of this discount, the right to buy the new shares is potentially valuable. In this Rights Issue, the Issue Price represents a 27% discount to the closing middle-market price of 443.75 pence per Ordinary Share on 15 March 2006 (being the latest practicable business day prior to the announcement of the Rights Issue).

If you do not want to buy the New Ordinary Shares to which you are entitled, you can instead sell your rights to those shares and receive the net proceeds in cash. This is referred to as dealing "nil paid".

1.2 *What do I need to do in relation to the Rights Issue?*

The Company already has sufficient authorised share capital, and the Directors have the necessary authority to allot the New Ordinary Shares and the power to issue such shares without the provisions of section 89 of the Act applying, for the Rights Issue to proceed. If you hold Ordinary Shares in certificated form, a Provisional Allotment Letter will be despatched to you on 16 March 2006 or, if you

hold Ordinary Shares in CREST Nil Paid Rights will be credited to your stock account in CREST on 17 March 2006 (unless, in either case, your registered address is in, or you are a resident of, the United States, Canada, Japan, Australia or the Republic of South Africa).

2. Ordinary Shares in certificated form

2.1 *What are my options and what should I do with the Provisional Allotment Letter when I receive it?*

The Provisional Allotment Letter will show:

In Box 1: how many Ordinary Shares you held at the close of business on the Record Date;

In Box 2: how many New Ordinary Shares you are entitled to buy pursuant to the Rights Issue; and

In Box 3: how much you need to pay if you want to take up your rights in full.

2.2 *If you want to take up your rights in full*

If you want to take up in full your rights to subscribe for the New Ordinary Shares to which you are entitled, all you need to do is send the Provisional Allotment Letter, together with your cheque or banker's draft for the full amount shown in Box 3, payable to "Lloyds TSB – a/c The Laird Group Public Limited Company" and crossed "A/C payee only", to the address shown on the front of the Provisional Allotment Letter to arrive before 11.00 a.m. on 7 April 2006. If you are within the United Kingdom, you can use the reply-paid envelope which will be provided with the Provisional Allotment Letter. Paragraph 3 of Part III of this prospectus has full instructions on how to accept and pay for your New Ordinary Shares. Instructions will also be set out in the Provisional Allotment Letter. You will be required to pay in full for all the rights you take up. A definitive share certificate will be sent to you for the New Ordinary Shares you buy and it is expected that such certificate(s) will be despatched by 18 April 2006.

You will only need your Provisional Allotment Letter to be returned to you if you want to deal in your Fully Paid Rights. Your Provisional Allotment Letter will not be returned to you unless you tick Box 4 on Form X of the Provisional Allotment Letter.

2.3 *If you do not want to take up your rights at all*

If you do not want to take up any of your rights, you do not need to do anything. If you do not return your Provisional Allotment Letter by 11.00 a.m. on 7 April 2006, then that provisional allotment will be deemed to have been declined and will lapse. JPMorgan Cazenove will, as agent for the Company, endeavour to procure subscribers for such New Ordinary Shares by not later than 4.30 p.m. on 11 April 2006. If JPMorgan Cazenove finds investors and is able to achieve a premium over the Issue Price and the related expenses of procuring those investors (including any value added tax), you will be sent a cheque for the amount of that aggregate premium. Cheques are expected to be despatched by 13 April 2006 and will be sent to your address as it appears on the Company's register of members (or to the first named holder if you hold Ordinary Shares jointly).

2.4 *If you want to take up some but not all of your rights*

If you want to take up some but not all of your rights and wish to sell some or all of those you do not want to take up, you should first apply for split Provisional Allotment Letters by completing Form X on page 4 of the Provisional Allotment Letter, and returning it by post or by hand to Lloyds TSB Registrars to be received by 3.00 p.m. on 5 April 2006, the last time and date for splitting Provisional Allotment Letters, nil paid, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. You should then deliver the split Provisional Allotment Letter representing the rights to New Ordinary Shares you wish to accept, together with your cheque or banker's draft, to Lloyds TSB Registrars to be received by 11.00 a.m. on 7 April 2006, the last date and time for acceptance and payment in full.

Alternatively, if you only want to take up some of your rights (and do not wish to sell some or all of those you do not want to take up), you should complete Form X on page 4 of the Provisional Allotment Letter and return it by post or by hand to Lloyds TSB Registrars, together with a covering letter confirming the number of New Ordinary Shares you wish to take up, together with a cheque or banker's draft to pay for the appropriate number of shares. In this case the Provisional Allotment Letter and cheque must be received by Lloyds TSB Registrars by 3.00 p.m. on 5 April 2006, the last time and date for splitting Provisional Allotment Letters, nil paid.

2.5 *How do I transfer my rights into the CREST system?*

If you are a Qualifying non-CREST Shareholder, but are a CREST member and want your New Ordinary Shares to be in uncertificated form, you should complete Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter), and ensure they are delivered to the CREST Courier and Sorting Service to be received by 3.00 p.m. on 4 April 2006 at the latest. CREST sponsored members should arrange for their CREST sponsors to do this.

If you have transferred your rights into the CREST system, you should refer to paragraph 4 of Part III of this prospectus for details on how to pay for the New Ordinary Shares.

2.6 *How do I know if I am eligible to participate in the Rights Issue?*

If you receive a Provisional Allotment Letter, then you should be eligible to participate in the Rights Issue (as long as you have not sold all of your Ordinary Shares before 17 March 2006).

If you do not receive a Provisional Allotment Letter, this probably means you are not eligible to acquire any New Ordinary Shares. However, see question 2.7 below.

2.7 *What if I have not received a Provisional Allotment Letter?*

If you do not receive a Provisional Allotment Letter, and you do not hold your Ordinary Shares in CREST, this probably means that you are not eligible to participate in the Rights Issue. Some Qualifying Shareholders, however, will not receive a Provisional Allotment Letter but may still be able to participate in the Rights Issue, namely:

- Qualifying CREST Shareholders (please see section 3 below);
- Qualifying non-CREST Shareholders who bought Ordinary Shares before 17 March 2006 but were not registered as the holders of those Ordinary Shares at the close of business on 13 March 2006 (see question 2.8 below); and
- certain Overseas Shareholders who can demonstrate to the satisfaction of the Company that the offer under the Rights Issue can lawfully be made to them without contravention of any relevant legal or regulatory requirements (see question 4.8 below).

If you do not receive a Provisional Allotment Letter on or about 17 March 2006 but think that you should have received one, please contact the Shareholder Helpline on 0870 609 2158 (+44 1903 276 342 if you are calling from outside the United Kingdom).

2.8 *If I buy Ordinary Shares before 17 March 2006 (the date the Ordinary Shares start trading ex-rights) will I be eligible to participate in the Rights Issue?*

If you buy Ordinary Shares before 17 March 2006 but were not registered as the holder of those Ordinary Shares at the Record Date for the Rights Issue (13 March 2006), you may still be eligible to participate in the Rights Issue. If you are in any doubt, please consult your stockbroker, bank or other appropriate financial adviser, or whomever arranged your share purchase, to ensure you claim your entitlement.

You will not be entitled to Nil Paid Rights in respect of any Ordinary Shares acquired on or after 17 March 2006.

2.9 *What should I do if I sell or have sold or transferred all or some of the Ordinary Shares shown in Box 1 of the Provisional Allotment Letter before 17 March 2006, the ex-rights date?*

If you sell or have sold or transferred all of your Ordinary Shares before 17 March 2006, you should complete Form X on page 4 of the Provisional Allotment Letter and send the entire Provisional Allotment Letter together with this prospectus and the accompanying Form of Proxy to the stockbroker, bank or other appropriate financial adviser through whom you made the sale or transfer.

If you sell or transfer only some of your holding of Ordinary Shares before 17 March 2006, you will need to complete Form X on page 4 of the Provisional Allotment Letter and consult the stockbroker, bank or other appropriate financial adviser through whom you made the sale or transfer, before taking any action, with regard to the balance of rights due to you.

2.10 *How many New Ordinary Shares am I entitled to acquire?*

Box 2 on page 1 of the Provisional Allotment Letter shows the number of New Ordinary Shares you are entitled to buy if you are a Qualifying non-CREST Shareholder. You are entitled to 4 New Ordinary Shares for every 17 Ordinary Shares held on 13 March 2006, the Record Date (rounding down any fractions). All Qualifying non-CREST Shareholders (except Excluded Overseas Shareholders) will be sent a Provisional Allotment Letter on 16 March 2006.

2.11 *What should I do if I think my holding of Ordinary Shares (as shown in Box 1 on page 1 of the Provisional Allotment Letter) is incorrect?*

If you are concerned about the figure in Box 1, please call the Shareholder Helpline on 0870 609 2158 (+44 1903 276 342 if you are calling from outside the United Kingdom).

2.12 *If I take up my rights, when will I receive my new share certificate?*

If you take up your rights under the Rights Issue, share certificates for the New Ordinary Shares are expected to be posted by 18 April 2006.

3. Ordinary Shares in CREST

3.1 *How do I know if am eligible to participate in the Rights Issue?*

If you are a Qualifying CREST Shareholder (save as mentioned below) and on the assumption that the Rights Issue proceeds as planned, your CREST stock account(s) will be credited with your entitlement to Nil Paid Rights on 17 March 2006. The stock account(s) to be credited will be the account(s) under the participant ID and member account ID that apply to your Ordinary Shares on the Record Date. The Nil Paid Rights are expected to be credited to your CREST stock account(s) and enabled by 8.00 a.m. on 17 March 2006. If you are a CREST sponsored member, you should consult your CREST sponsor if you wish to check that your account has been credited with your entitlement to Nil Paid Rights. The CREST stock accounts of Overseas Shareholders with registered addresses in the United States, Canada, Japan, Australia or the Republic of South Africa will not be credited with Nil Paid Rights. Overseas Shareholders should refer to paragraph 8 of Part VIII of this prospectus.

3.2 *How do I take up my rights using the CREST system?*

If you are a Qualifying CREST Shareholder you should refer to paragraph 4 of Part III of this prospectus for details on how to take up and pay for your rights.

If you are a CREST member you should ensure that a Many-to-Many ("MTM") instruction has been input and has settled by 11.00 a.m. on 7 April 2006 in order to make a valid acceptance. If your Ordinary Shares are held by a nominee or you are a CREST sponsored member you should speak directly to the stockholder or custodian who looks after your stock or your CREST sponsor (as appropriate) who will be able to help you.

3.3 *If I buy Ordinary Shares before 17 March 2006 (the date that the Ordinary Shares start trading ex-rights), will I be eligible to participate in the Rights Issue?*

If you buy Ordinary Shares before 17 March 2006, but are not registered as the holder of those Ordinary Shares at the Record Date for the Rights Issue (13 March 2006), you may still be eligible to participate in the Rights Issue. CRESTCo will raise claims in the normal manner in respect of your purchase and your Nil Paid Rights will be credited to your stock account(s) on settlement of those claims.

You will not be entitled to Nil Paid Rights in respect of any Ordinary Shares acquired on or after 17 March 2006, the ex-rights date.

3.4 *What should I do if I sell or transfer all or some of my Ordinary Shares before 17 March 2006 (the ex-rights date)?*

You do not have to take any action except, where you sell or transfer all of your Ordinary Shares before 17 March 2006, to send this prospectus and the accompanying forms to the purchaser or transferee or to the stockbroker, bank or other financial adviser through whom you made the sale or transfer. A claim transaction in respect of that sale or transfer will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

3.5 *How many New Ordinary Shares am I entitled to acquire?*

Your stock account will be credited with Nil Paid Rights in respect of the number of New Ordinary Shares to which you are entitled based on the number of Ordinary Shares you hold on the Record Date. You can also view the claim transactions in respect of purchases/sales effected after this date, but before the ex-rights date. If you are a CREST sponsored member, you should consult your CREST sponsor. You are entitled to 4 New Ordinary Shares for every 17 existing Ordinary Shares held on 13 March 2006, the Record Date (rounding down any fractions).

3.6 *What should I do if I think my holding of Ordinary Shares is incorrect?*

If you are concerned about the number of Nil Paid Rights with which your stock account has been credited, please call the Shareholder Helpline on 0870 609 2158 (+44 1903 276 342 if you are calling from outside the United Kingdom).

3.7 *If I take up my rights, when will New Ordinary Shares be credited to my CREST stock account(s)?*

If you take up your rights under the Rights Issue, New Ordinary Shares will be credited to the CREST stock account(s) in which you hold your Fully Paid Rights on 10 April 2006.

4. Further procedures for Ordinary Shares whether in certificated form or in CREST

4.1 *What happens if the number of Ordinary Shares I hold is not exactly divisible? Am I entitled to fractions of the New Ordinary Shares?*

Your entitlement is calculated by dividing your holding of Ordinary Shares by 17 and multiplying by 4. If the result is not a whole number, your entitlement will be rounded down to the nearest whole number of New Ordinary Shares, meaning that you will not receive a new Ordinary Share in respect of the fractional entitlement. The New Ordinary Shares representing the aggregated fractional entitlements of all Shareholders will if possible, be sold in the market for the benefit of the Company, save that you will receive any proceeds in respect of a fractional entitlement with a value of £5 or more.

4.2 *Will I be taxed if I take up or sell my rights or if my rights are sold on my behalf?*

If you are resident in the United Kingdom for tax purposes, you will not have to pay UK tax when you take up your rights. However, you may be subject to capital gains tax on any proceeds you receive from the sale of your rights (unless, generally, the proceeds resulting from the sale are "small" (currently interpreted by HMRC as not exceeding the greater of £3,000 or 5% of the value (as at the date of the sale) of the existing holding of Ordinary Shares in respect of which the rights arose), although in that case the amount of UK tax you may pay when you sell your Ordinary Shares will be affected).

Further information for Qualifying Shareholders who are resident in the United Kingdom for tax purposes is contained in paragraph 15 of Part VIII of this prospectus. **Qualifying Shareholders who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the United Kingdom should consult their professional adviser as soon as possible.**

4.3 *I understand that there is a period when there is trading in the Nil Paid Rights. What does this mean?*

If you do not want to buy the New Ordinary Shares being offered to you under the Rights Issue, you can instead sell or transfer your rights (called "Nil Paid Rights") to those New Ordinary Shares and receive the net proceeds of the sale or transfer in cash. This is referred to as dealing "nil paid". This means that, between 17 March 2006 and 7 April 2006, you can either purchase Ordinary Shares (which will not carry any entitlement to participate in the Rights Issue (sometimes referred to as trading "ex")) and/or you can trade in the Nil Paid Rights.

If you sell or transfer all your Nil Paid Rights and you hold your Ordinary Shares in certificated form, you will need to complete Form X, the form of renunciation, on page 4 of the Provisional Allotment Letter and send it to the stockbroker, bank or other agent, through or by whom the sale or transfer was effected, to be forwarded to the purchaser or transferee.

If you are a CREST member or CREST sponsored member and you wish to hold your Nil Paid Rights in uncertificated form in CREST then you should send the Provisional Allotment Letter with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter completed (in the case of a CREST member) to the CREST Courier and Sorting Service or (in the case of a CREST sponsored member) to your CREST sponsor by 3.00 p.m. on 4 April 2006 at the latest.

Qualifying CREST Shareholders and, subject to dematerialisation of their Nil Paid Rights as set out in the Provisional Allotment Letter, Qualifying non-CREST Shareholders who are CREST members or CREST sponsored members, can transfer Nil Paid Rights, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST. Please consult your CREST sponsor or stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, for details.

4.4 *What if I want to sell the New Ordinary Shares I have paid for?*

If you are a Qualifying non-CREST Shareholder, provided the New Ordinary Shares have been paid for and you have requested the return of the receipted Provisional Allotment Letter (by ticking Box 4 on Form X of the Provisional Allotment Letter), you can transfer the Fully Paid Rights by completing Form X, the form of renunciation, on the back of the receipted Provisional Allotment Letter in accordance with the instructions set out on page 3 of the Provisional Allotment Letter until 3.00 p.m. on 4 April 2006. See paragraph 3 of Part III of this prospectus for more details.

After that date, you will be able to sell your New Ordinary Shares in the normal way. However, the share certificate relating to your New Ordinary Shares is expected to be despatched to you by 18 April 2006. Pending despatch of share certificates, instruments of transfer may be certified by Lloyds TSB Registrars against the register.

If you hold your New Ordinary Shares and/or rights in CREST, you may transfer the Fully Paid Rights in the same manner as any other security that is admitted to CREST. See paragraph 4 of Part III of this prospectus for more details. Please consult your stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, for details.

4.5 *Are the New Ordinary Shares to be issued under the Rights Issue entitled to the final dividend in respect of the year ended 31 December 2005?*

The New Ordinary Shares will be entitled to the final dividend for the year ended 31 December 2005.

4.6 *Do I need to comply with the Money Laundering Regulations (as set out in paragraphs 3 and 4 of Part III of this prospectus)?*

If you are a Qualifying non-CREST Shareholder, you do not need to follow these procedures if the value of the New Ordinary Shares you are subscribing for is less than the sterling equivalent of €15,000 (approximately £10,500) or if you pay for them by a cheque drawn on an account in your own name and that account is one which is held with an EU- or UK-regulated bank or building society. If you are a Qualifying CREST Shareholder, you will not generally need to comply with the Money Laundering Regulations unless you apply to take up all or some of your entitlement to Nil Paid Rights as agent for one or more persons and you are not an EU or UK regulated financial institution.

Qualifying non-CREST Shareholders and Qualifying CREST Shareholders should refer to paragraph 3 and paragraph 4 respectively of Part III of this prospectus for a fuller description of the requirements of the Money Laundering Regulations.

4.7 *What if I am entitled to Ordinary Shares under a Share Scheme?*

Participants in the Share Schemes will be advised separately of adjustments (if any) to their rights or as to any entitlement to participate in the Rights Issue.

4.8 *What should I do if I live outside the United Kingdom?*

Your ability to take up rights to New Ordinary Shares may be affected by the laws of the country in which you live and you should take professional advice about any formalities you need to observe. Shareholders resident outside the United Kingdom should refer to paragraph 8 of Part III of this prospectus, particularly those resident in the United States, Canada, Japan, Australia or the Republic of South Africa.

4.9 *What do I do if I have any further queries about the Rights Issue or the action I should take?*

If you have any other questions, please telephone the Shareholder Helpline on 0870 609 2158 (+44 1903 276 342 if you are calling from outside the United Kingdom). This helpline is available from 8.30 a.m. to 5.30 p.m., Monday to Friday. Please note that calls may be monitored or recorded. For legal reasons, the Shareholder Helpline will only be available to provide you with information contained in this prospectus (other than information relating to the Company's register of members) and as such, will be unable to give advice on the merits of the Rights Issue or to provide financial advice. Shareholder Helpline staff can explain the options available to you, which forms you need to fill in and how to fill them in correctly.

Your attention is drawn to the further terms and conditions of the Rights Issue in Part III of this prospectus and (in the case of Qualifying non-CREST Shareholders) in the Provisional Allotment Letter.

PART III

TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1. Details of the Rights Issue

The Company is proposing to raise approximately £117.8 million (net of expenses) by way of a rights issue of 37,602,512 New Ordinary Shares. Subject to the terms and fulfilment of the conditions referred to below, the New Ordinary Shares will be offered by way of rights at 325 pence per share, payable in full on acceptance, to Qualifying Shareholders on the basis of

4 New Ordinary Shares for every 17 existing Ordinary Shares

held on the Record Date and so in proportion for any other number of existing Ordinary Shares then held. Fractional entitlements to New Ordinary Shares will not be allotted to Qualifying Shareholders and, where necessary, entitlements will be rounded down to the nearest whole number of New Ordinary Shares. Such fractions will be aggregated and, if possible, sold in the market for the benefit of the Company as soon as practicable after the commencement of dealings, nil paid. The net proceeds of such sales (after deduction of expenses) will be aggregated and an equivalent amount will ultimately accrue for the benefit of the Company, save that any Shareholder will receive any proceeds in respect of a fractional entitlement of £5 or more.

Holdings of Ordinary Shares in certificated and uncertificated forms will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The New Ordinary Shares will, when issued and fully paid, rank *pari passu* in all respects with the Ordinary Shares now in issue, including the right to all dividends and other distributions hereafter declared, made or paid including the right to receive the final dividend for the year ended 31 December 2005.

Application has been made to the Financial Services Authority for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its main market for listed securities. It is expected that listing will become effective and that dealings in the New Ordinary Shares, nil paid, will commence on 17 March 2006.

The Rights Issue has been fully underwritten severally, in due proportions, by JPMorgan (on behalf of JPMorgan Cazenove) and Rothschild and is conditional upon the Underwriting Agreement becoming unconditional in all respects and not being terminated. The Underwriters may arrange sub-underwriting for some, all or none of the New Ordinary Shares which they have underwritten. The Underwriting Agreement is conditional, *inter alia*, upon Admission. The underwriters have agreed under the Underwriting Agreement to procure subscribers for New Ordinary Shares not taken up under the Rights Issue, or failing that to subscribe themselves for such New Ordinary Shares. The Underwriting Agreement may not be terminated once it has become unconditional in all respects following commencement of dealings in the New Ordinary Shares, nil paid, on and with the authority of the London Stock Exchange, including, without limitation, if a supplementary prospectus is required to be produced after Admission.

If the Underwriting Agreement is not declared or does not become unconditional in all respects by 8.00 a.m. on 17 March 2006 (or such later time or date as the Company and the Underwriters may agree) or if it is terminated in accordance with its terms, the Rights Issue will be revoked and will not proceed. Revocation cannot occur after dealings have begun.

A summary of the principal terms of the Underwriting Agreement is set out in paragraph 16 of Part VIII of this prospectus.

Applications have been made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST as separate securities. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST Rules) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the Nil Paid Rights and the Fully Paid Rights as soon as admission of the New Ordinary Shares, nil paid, to the Official List has become effective. As soon as practicable after satisfaction of the conditions, the Company will confirm this to CRESTCo.

The Company's existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the New Ordinary Shares; all of such Shares, when issued and fully paid, may be held and transferred by means of CREST.

Subject to the conditions in the Underwriting Agreement and save as provided in paragraph 8 below, it is intended that:

(i) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying Non-CREST Shareholders (other than Excluded Overseas Shareholders) at their own risk on 16 March 2006;

(ii) Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders (other than Excluded Overseas Shareholders) with such Shareholders' entitlements to Nil Paid Rights with effect from 17 March 2006;

(iii) the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by CRESTCo on 17 March 2006, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for admission of such Rights to CREST have been satisfied; and

(iv) share certificates for the New Ordinary Shares will be despatched on 18 April 2000 to relevant Qualifying non-CREST shareholders (or their renouncees) who validly take up their rights.

The attention of Overseas Shareholders is drawn to paragraph 8 below.

2. Action to be taken – introduction

The action to be taken in respect of New Ordinary Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you are a Qualifying non-CREST Shareholder please refer to paragraph 3 and paragraphs 5 to 9 of this Part III.

If you are a Qualifying CREST Shareholder, please refer to paragraph 4 and paragraphs 5 to 9 of this Part III and to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary action specified below to take up their entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.

3. Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

3.1 *General*

The Provisional Allotment Letters will be despatched to Qualifying non-CREST Shareholders (other than Excluded Overseas Shareholders) on 16 March 2006.

The Provisional Allotment Letter, which constitutes a temporary document of title, will set out:

(i) the holding of existing Ordinary Shares on which a Qualifying non-CREST Shareholder's entitlement to New Ordinary Shares has been based;

(ii) the aggregate number of New Ordinary Shares which have been provisionally allotted to such Qualifying non-CREST Shareholder;

(iii) the procedures to be followed if a Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

3.2 *Procedure for acceptance and payment*

(a) Qualifying non-CREST Shareholders who wish to accept in full

Holders of Provisional Allotment Letters who wish to take up all of their entitlements must return the Provisional Allotment Letter, in accordance with the instructions thereon, together with a cheque, made payable to "Lloyds TSB – a/c The Laird Group Public Limited Company" and crossed "A/C payee only", for the full amount payable on acceptance, by post or by hand (during normal business hours) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by hand only to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, so as to arrive as soon as possible and in any event so as to be received no later than the latest time for acceptance and payment in full stated in the Provisional Allotment Letter, which is 11.00 a.m. on 7 April 2006. If you post the Provisional Allotment Letter within the United Kingdom by first class post, it is recommended that you allow at least four days for delivery. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for use within the United Kingdom only for this purpose.

(b) Qualifying non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their rights should refer to paragraph 3.8 below.

(c) Discretion as to validity of acceptances

If payment is not received in full by 11.00 a.m. on 7 April 2006, the provisional allotment will (unless the Company has exercised its right to treat as valid an acceptance as set out herein) be deemed to have been declined and will lapse.

The Company reserves the right, but shall not be obliged, to accept (a) Provisional Allotment Letters and accompanying remittances which are received through the post not later than 10.00 a.m. on 10 April 2006 (the cover bearing a legible postmark not later than 11.00 a.m. on 7 April 2006) and (b) acceptances in respect of which a remittance is received prior to 11.00 a.m. on 7 April 2006 from an authorised person (as defined in section 31(2) of the FSMA) identifying the shares concerned and undertaking to lodge the relevant Provisional Allotment Letter duly completed by not later than 10.00 a.m. on 10 April 2006 and such Provisional Allotment Letter is lodged by that time.

The Company also reserves the right to treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney where required.

3.3 *Payments*

All payments must be made by cheque or banker's draft in pounds sterling drawn on a branch of a bank or building society in the United Kingdom, the Channel Islands or the Isle of Man which is either a settlement member of the Cheque & Credit Clearing Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for the members of either of those companies and must bear the appropriate sorting code number in the top right hand corner. Cheques and banker's drafts should be made payable to "Lloyds TSB – a/c The Laird Group Public Limited Company" and crossed "A/C payee only". The Company reserves the right to have cheques and banker's drafts presented for payment on receipt and to instruct Lloyds TSB to seek special clearance of cheques to allow the Company to obtain value for remittances at the earliest opportunity. Interest will not be paid on payments made before they are due but will accrue for the benefit of the Company. Return of the Provisional Allotment Letter with a remittance in the form of a cheque will constitute a warranty that the cheque will be honoured on first presentation. The Company may elect to treat as invalid any acceptances in respect of which cheques or other remittances are notified to it or its agent as not having been so honoured.

If New Ordinary Shares have already been allotted to a Qualifying non-CREST Shareholder prior to any payment not being so honoured or such acceptances being treated as invalid, the Company may (in

its absolute discretion as to manner, timing and terms) make arrangements for the sale of such shares on behalf of such Qualifying non-CREST Shareholders and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the same and of the expenses of the sale including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by such Qualifying non-CREST Shareholders pursuant to these provisions in respect of the acquisition of such shares) on behalf of such Qualifying non-CREST Shareholders. Neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by such Qualifying non-CREST Shareholders as a result.

All enquiries in connection with Provisional Allotment Letters should be addressed to Lloyds TSB Registrars (telephone number 0870 609 2158 or +44 1903 276 342 if calling from outside the UK).

3.4 *Money Laundering Regulations 2003*

It is a term of the Rights Issue that to ensure compliance with the Money Laundering Regulations the Company's registrars may require verification of the identity of the person by whom or on whose behalf a Provisional Allotment Letter is lodged with payment (which requirements are referred to below as the "verification of identity requirements"). The person(s) (the "acceptor") who, by lodging a Provisional Allotment Letter with payment, as described above, accept(s) the allotment of the New Ordinary Shares (the "relevant shares") comprised in such Provisional Allotment Letter (being the provisional allottee or, in the case of renunciation, the person named in Form Y on such Provisional Allotment Letter) shall thereby be deemed to agree to provide the Company's registrars and/or the Company with such information and other evidence as they or either of them may require to satisfy the verification of identity requirements.

If the Company's registrars determine that the verification of identity requirements apply to an acceptance of an allotment and the verification of identity requirements have not been satisfied (which the Company's registrars shall in their absolute discretion determine) by 11.00 a.m. on 7 April 2006, the Company may, in its absolute discretion, and without prejudice to any other rights of the Company, treat the acceptance as invalid or may confirm the allotment of the relevant shares to the acceptor but (notwithstanding any other term of the Rights Issue) such shares will not be issued to him or registered in his name until the verification of identity requirements have been satisfied (which the Company's registrars shall in their absolute discretion determine). If the acceptance is not treated as invalid and the verification of identity requirements are not satisfied within such period, being not less than seven days after a request for evidence of identity is despatched to the acceptor, as the Company may in its absolute discretion allow, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the relevant shares (and for that purpose the Company will be expressly authorised to act as agent of the acceptor). Any proceeds of sale (net of expenses) of the relevant shares which shall be issued to and registered in the name of the purchaser(s) or an amount equivalent to the original payment, whichever is the lower, will be held by the Company on trust for the acceptor, subject to the requirements of the Money Laundering Regulations. The Company's registrars are entitled in their absolute discretion to determine whether the verification of identity requirements apply to any acceptor and whether such requirements have been satisfied. Neither the Company nor the Company's registrars will be liable to any person for any loss suffered or incurred as a result of the exercise of any such discretion or as a result of any sale of relevant shares.

Return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty from the acceptor that the Money Laundering Regulations will not be breached by acceptance of such remittance. If the verification of identity requirements apply, failure to provide the necessary evidence of identity may result in your acceptance being treated as invalid or in delays in the despatch of a receipted fully paid Provisional Allotment Letter or a share certificate.

The verification of identity requirements will not usually apply:

(a) if the acceptor is an organisation required to comply with the Money Laundering Directive (the Council Directive on the prevention of the use of the financial system for the purpose of money laundering (no. 91/308/EEC)); or

(b) if the acceptor is a regulated United Kingdom broker or intermediary acting as agent and is itself subject to the Money Laundering Regulations; or

(c) if the acceptor (not being an acceptor who delivers his acceptance in person) makes payment by way of a cheque drawn on an account in the name of such acceptor; or

(d) if the aggregate subscription price for the relevant shares is less than €15,000.

Where the verification of identity requirements apply, please note the following as this will assist in satisfying the requirements. Satisfaction of the verification of identity requirements may be facilitated in the following ways:

(i) if payment is made by building society cheque (not being a cheque drawn on an account of the acceptor) or banker's draft, please request the building society or bank to endorse the cheque or draft with the acceptor's name and the number of an account held in the acceptor's name at such building society or bank. Such endorsement must be validated by a stamp and an authorised signature;

(ii) if payment is not made by a cheque drawn on an account in the name of the acceptor and (i) above does not apply, the acceptor should enclose with his Provisional Allotment Letter evidence of his name and address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the acceptor's name and address. The originals of such documents (not copies) are required; such documents will be returned in due course;

(iii) if the Provisional Allotment Letter is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti money-laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Australia, Canada, Hong Kong, Iceland, Japan, New Zealand, Norway, Singapore, Switzerland, Turkey, the United States of America and, by virtue of their membership of the Gulf Co-operation Council, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates), the agent should provide written confirmation with the Provisional Allotment Letter that it has that status and a written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to the Company's registrars or the relevant authority;

(iv) if a Provisional Allotment Letter is lodged by hand by the acceptor in person, he should ensure that he has with him evidence of identity bearing his photograph (for example, his passport) and evidence of his address.

In order to confirm the acceptability of any written assurance referred to in (iii) above or any other case, the acceptor should contact the Company's registrars.

3.5 *Dealings in Nil Paid Rights*

Subject to the fulfilment of the conditions described in paragraph 1 above, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence on 17 March 2006. A transfer of Nil Paid Rights can be made by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it or, in the case of any person in whose favour the rights have been renounced, by delivery of such letter to the transferee.

3.6 *Dealings in Fully Paid Rights*

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this prospectus and in the accompanying Provisional Allotment Letter, the Fully Paid Rights may

be transferred by renunciation of the relevant Provisional Allotment Letter and delivery of the same by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (during normal business hours) by 11.00 a.m. on 7 April 2006. Thereafter the New Ordinary Shares will be in registered form and will be transferable by written instrument of transfer in any usual or common form complying with the Articles or in any other written form which the Directors may approve.

Fully paid Provisional Allotment Letters will not be returned to Shareholders unless their return is requested by ticking Box 4 on page 4 of the Provisional Allotment Letter.

3.7 *Registration in names of Qualifying Shareholders*

A Qualifying Shareholder who wishes to have all his entitlement to New Ordinary Shares registered in his name must accept and make payment for such New Ordinary Shares in accordance with the provisions summarised in this prospectus and set out in the Provisional Allotment Letter but need take no further action; a share certificate is expected to be sent to him by post by not later than 18 April 2006.

3.8 *Renunciation, splitting of Provisional Allotment Letters and acceptance in part*

The Provisional Allotment Letters are fully renounceable (save as required by the laws of certain overseas jurisdictions) and may be split up to 3.00 p.m. on 5 April 2006 nil paid and fully paid.

A transfer of rights to subscribe for New Ordinary Shares may be made by an original allottee by renunciation of the Provisional Allotment Letter and delivery of such letter (which will, on renunciation, become a negotiable instrument in bearer form) to the transferee or, by any renouncee (or subsequent transferee) by delivery of the Provisional Allotment Letter to the transferee. Payment of the Issue Price for the New Ordinary Shares so transferred must be made prior to 11.00 a.m. on 7 April 2006.

A Qualifying non-CREST Shareholder wishing to renounce all the New Ordinary Shares comprised in a Provisional Allotment Letter must complete and sign Form X on the Provisional Allotment Letter and deliver (but not in or into the United States of America, Canada, Japan, Australia or the Republic of South Africa or any other jurisdiction in which it would be illegal to do so) the Provisional Allotment Letter to the transferee or the broker or bank who acted for such Qualifying non-CREST Shareholder in the transaction. Once a Provisional Allotment Letter has been renounced, it will become a negotiable investment.

If a Qualifying non-CREST Shareholder wishes either to have only some of the New Ordinary Shares registered in his name and to transfer the remainder or to transfer all the New Ordinary Shares but to different persons, he may have the Provisional Allotment Letter split, for which purpose he must complete and sign Form X on the Provisional Allotment Letter. The Provisional Allotment letter must then be lodged, by hand or by post, with Lloyds TSB Registrars by not later than 3.00 p.m. on 5 April 2006 to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each such letter should be stated in a covering letter. Form X on the split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue.

Alternatively, a Qualifying non-CREST Shareholder who wishes to take up only some of his rights, without transferring the remainder, should complete Form X on the Provisional Allotment Letter and return it by post or by hand (during normal business hours) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, together with a covering letter confirming the number of New Ordinary Shares to be taken up and a cheque to pay for this number of shares. In this case, the Provisional Allotment Letter and cheque must be received by Lloyds TSB Registrars by 3.00 p.m. on 5 April 2006, being the latest time and date for splitting Nil Paid Rights.

After due acceptance of the Provisional Allotment Letter in accordance with the provisions set out in this prospectus and in the Provisional Allotment Letter, Fully Paid Rights may be transferred by renunciation of the relevant Provisional Allotment Letter and lodging the same, by hand (during normal business hours) or by post, with Lloyds TSB Registrars up to 11.00 a.m. on 7 April 2006.

3.9 *Registration in names of persons other than Qualifying Shareholders*

In order to register Nil Paid Rights or Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder(s) originally entitled, the renouncee or his agent(s) must complete Form Y on the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold such shares in uncertificated form, in which case, Form X and the CREST Deposit Form must be completed – see paragraph 3.10 below) and lodge the entire letter by post or by hand with Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA not later than 11.00 a.m. on 7 April 2006.

3.10 *Deposit of Nil Paid Rights or Fully Paid Rights into CREST*

The Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether any such conversion arises a result of a renunciation of those rights or otherwise). Subject as provided in the next paragraph (or in the Provisional Allotment Letter), normal CREST procedures (including timings) apply in relation to any such conversion. Shareholders are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights represented by the Provisional Allotment Letter into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address appear(s) on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows. Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each letter must be completed and deposited. The consolidation listing form must not be used.

A holder of Nil Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 April 2006. In particular, having regard to normal processing times in CREST and on the part of Lloyds TSB Registrars, the latest recommended time for depositing a renounced Provisional Allotment Letter, with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter duly completed, with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 April 2006) is 3.00 p.m. on 4 April 2006.

When Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) have been completed, the title to the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renounceable or transferable by delivery and, for the avoidance of doubt, any entries in Form Y will not subsequently be recognised or acted upon by Lloyds TSB Registrars. All renunciations or transfers of the Nil Paid Rights or Fully Paid Rights must be effected through the means of CREST once such Nil Paid Rights or Fully Paid Rights have been deposited into CREST.

CREST sponsored members should refer to their CREST sponsor.

3.11 *Share certificates*

Definitive share certificates in respect of the New Ordinary Shares to be held in certificated form are expected to be despatched by post by 18 April 2006. After despatch of definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer may be certified by Lloyds TSB Registrars against the register.

3.12 *Posting*

All documents and cheques posted by Shareholders or renouncees or their agents will be posted at their risk.

4. Action to be taken in relation to Nil Paid Rights in CREST

4.1 *General*

It is expected that each Qualifying CREST Shareholder will receive a credit to his CREST stock account of his entitlement to Nil Paid Rights on 17 March 2006 (subject as provided in paragraph 8 of this Part III in relation to Excluded Overseas Shareholders). The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the existing Ordinary Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If the Rights Issue is delayed or if, for any other reason, stock accounts of Qualifying CREST Shareholders cannot be credited, or the Nil Paid Rights enabled, by 8.00 a.m. on 17 March 2006, the expected timetable as set out in this prospectus may be adjusted. References to dates and times in this prospectus should be read as subject to any such adjustment. The Company will make an appropriate announcement to a Regulatory Information Service giving details of the revised dates, but Qualifying CREST Shareholders may not receive any further written communication. Further, in such circumstances a Provisional Allotment Letter may be sent to each Qualifying CREST Shareholder in substitution for the Nil Paid Rights which would have been credited to its stock account in CREST.

CREST members who wish to take up all or some of their entitlements in respect of, or otherwise to transfer all or some of their, Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST sponsored member and wish to take up your entitlement, you should consult your CREST sponsor, as only your CREST sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

4.2 *Procedure for acceptance and payment*

(a) Many-To-Many Instructions

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

(i) the crediting of a stock account of Lloyds TSB Registrars, under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

(ii) the creation of a settlement bank payment obligation (as defined in the CREST Manual), in accordance with the RTGS payment mechanism (as defined in the CREST Manual), in favour of the RTGS settlement bank of Lloyds TSB Registrars in sterling, in respect of the

full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (i) above; and

(iii) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (i) above.

(b) Contents of MTM instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;
- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;
- the participant ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is 6RA08;
- the member account ID of Lloyds TSB Registrars, in its capacity as a CREST receiving agent. This is RA184601;
- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;
- the amount payable by means of the settlement bank payment obligation (as defined in the CREST Manual) on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights to which the acceptance relates;
- the intended settlement date. This must be not later than 11.00 a.m. on 7 April 2006;
- the nil paid ISIN Number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST;
- the fully paid ISIN Number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST; and
- the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

(c) Valid acceptance

An MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (b) of this paragraph 4.2 above will constitute a valid acceptance where either:

(i) the MTM instruction settles by not later than 11.00 a.m. on 7 April 2006; or

(ii) at the discretion of the Company (a) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on 7 April 2006, (b) a number of Nil Paid Rights at least equal to the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on 7 April 2006, and (c) the relevant MTM instruction settles by 2.00 p.m. on 7 April 2006 (or such later time and/or date as the Company may determine).

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Communications Host at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the network provider's Communications Host.

(d) Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with this paragraph 4.2 of this Part III represents, warrants and undertakes to the Company that he has taken (or procured to be taken), and will take (or procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on 7 April 2006 and remains capable of settlement at all times after that until 2.00 p.m. on 7 April 2006 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that, at 11.00 a.m. on 7 April 2006 and at all times thereafter until 2.00 p.m. on 7 April 2006 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

If there is insufficient Headroom within the Cap in respect of the cash memorandum account of a CREST member or CREST sponsored member for such amount to be debited or the CREST member's or CREST sponsored member's acceptance is otherwise treated as invalid and New Ordinary Shares have already been allotted to such CREST member or CREST sponsored member, the Company may (in its absolute discretion as to the manner, timing and terms) make arrangements for the sale of such shares on behalf of that CREST member or CREST sponsored member and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and of all amounts payable by the CREST member or CREST sponsored member pursuant to the provisions of this Part III in respect of the acquisition of such shares) on behalf of such CREST member or CREST sponsored member. Neither the Company nor the Underwriters nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by such CREST member or CREST sponsored member as a result.

(e) CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal systems timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 7 April 2006. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(f) CREST member's undertaking to pay

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in this paragraph 4.2, (a) undertakes to pay to the Company, or procure the payment to the Company of, the amount payable in sterling on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism, the

creation of a settlement bank payment obligation in sterling in favour of the settlement bank of Lloyds TSB Registrars in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to the Company the amount payable on acceptance) and (b) requests that the Fully Paid Rights and/or New Ordinary Shares to which he will become entitled be issued to him on the terms set out in this prospectus and subject to the memorandum and articles of association of the Company.

If the payment obligations of the relevant CREST member in relation to such New Ordinary Shares are not discharged in full and such New Ordinary Shares have already been allotted to the CREST member or CREST sponsored member, the Underwriters may (in their absolute discretion as to the manner, timing and terms) sell them on behalf of that CREST member or CREST sponsored member and hold the proceeds of sale (net of expenses including, without limitation, any stamp duty or SDRT payable on the transfer of such shares, and all amounts payable by the CREST members or CREST sponsored member pursuant to the provisions of this Part III in respect of the acquisition of such shares) or an amount equal to the original payment of the CREST member or CREST sponsored member (whichever is lower) on trust for each CREST member or CREST sponsored member. In these circumstances, neither the Underwriters nor the Company shall be responsible for, or have any liability for, any loss, expense or damage arising as a result.

(g) Company's discretion as to rejection and validity of acceptances

The Company may:

(i) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 4.2 of this Part III. Where an acceptance is made as described in this paragraph 4.2 of this Part III which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 7 April 2006 (or by such later time and date as the Company has determined), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance contained in this paragraph 4.2 of this Part III, that there has been a breach of the representations, warranties and undertakings set out or referred to in this paragraph 4.2 of this Part III, unless the Company is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) concerned for the failure of the MTM instruction to settle;

(ii) treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 4.2 of this Part III;

(iii) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

(iv) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Lloyds TSB Registrars receive a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Lloyds TSB Registrars has received actual notice from CRESTCo of any of the matters specified in regulation 35(5)(a) of the Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(v) accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an

MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

4.3 *Money Laundering Regulations*

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EC regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Lloyds TSB Registrars are required to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Lloyds TSB Registrars before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Lloyds TSB Registrars any information Lloyds TSB Registrars may specify as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Lloyds TSB Registrars as to identity, Lloyds TSB Registrars may at its absolute discretion take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Lloyds TSB Registrars will not permit the MTM instruction concerned to proceed to settlement, but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

4.4 *Dealings in Nil Paid Rights*

Assuming the Rights Issue is otherwise unconditional, dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. on 17 March 2006. A transfer (in whole or in part) of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 7 April 2006.

4.5 *Dealings in Fully Paid Rights*

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this prospectus and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred (in whole or in part) by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 7 April 2006. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 7 April 2006.

After 7 April 2006, the New Ordinary Shares will be in registered form and transferable in the usual way (see paragraph 4.7 of this Part III).

4.6 *Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST*

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 3 April 2006, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 April 2006.

4.7 *Issue of New Ordinary Shares in definitive form*

Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 7 April 2006 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Ordinary Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding such Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to New Ordinary Shares with effect from the next business day (10 April 2006).

4.8 *Rights to allot/issue in certificated form*

Despite any other provision of this prospectus, the Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or any part of CREST) or on the part of the facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

5. Procedure in respect of rights not taken up and Withdrawal Rights

5.1 *Procedure in respect of New Ordinary Shares not taken up*

If an entitlement to New Ordinary Shares is not validly taken up by 11.00 a.m. on 7 April 2006, in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. JPMorgan Cazenove will, as agent for the Company, endeavour to procure subscribers for such New Ordinary Shares not later than 4.30 p.m. on 11 April 2006 if a price which is in excess of the aggregate of the Issue Price and the expenses of procuring such subscribers (including any value added tax thereon) can be obtained. If at any time after 11.00 a.m. on 7 April 2006 JPMorgan Cazenove is of the opinion that it is unlikely that subscribers can be procured on the terms described above, they may cease to endeavour to procure subscribers on such basis. Where subscribers can be procured on such basis, such shares will be reallotted at the Issue Price to such subscribers and any net proceeds (after deduction of the Issue Price and the fees and expenses of procuring such subscribers, including any value added tax thereon) will be paid (without interest) by cheque. Where subscribers cannot be so procured, the relevant shares will be subscribed by the Underwriters as principals under the Underwriting Agreement or by sub-underwriters procured by the Underwriters, in each case at the Issue Price.

It will be a term of such subscription that such net proceeds shall be paid (subject as provided in this paragraph 5):

(i) where the provisional allotment was, at the time of its lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter;

(ii) where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST; and

(iii) where an entitlement to the New Ordinary Shares was not taken up by an Overseas Shareholder, to that Overseas Shareholder.

Payments to those persons entitled (as referred to above) will be made *pro rata* to their lapsed provisional allotments, save that amounts of less than £5 will not be paid to such persons but will be aggregated and retained for the benefit of the Company. Cheques for the amounts due (if any) will be sent by post at the risk of such persons to their registered addresses provided that, where an entitlement concerned was held in CREST, the amount due will, unless the Company (at is absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of a settlement bank payment obligation in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

Any transactions undertaken pursuant to this paragraph 5 shall be deemed to have been undertaken at the request of the person entitled to the lapsed provisional allotments and neither the Company, JPMorgan Cazenove nor any person procuring or seeking to procure such subscribers shall be responsible or have any liability for any loss or loss (whether actual or alleged) arising from the terms, amount or timing of any such subscription or any failure to procure such subscribers or the decision not to endeavour to procure such subscribers.

If subscribers for the New Ordinary Shares not taken up cannot be procured on the basis outlined above, the relevant New Ordinary Shares will be subscribed for at the Issue Price by JPMorgan and Rothschild (or by subscribers procured by JPMorgan and Rothschild pursuant to the Underwriting Agreement).

(b) *Withdrawal rights*

Persons wishing to exercise statutory withdrawal rights after the issue by the Company of a prospectus supplementing this document must do so by lodging a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication) with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, so as to be received no later than two Business Days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by Lloyds TSB Registrars after expiry of such period will not constitute a valid withdrawal.

6. Share Schemes

In accordance with the rules of the Share Schemes, the Directors propose to make adjustments to the number of Ordinary Shares under outstanding options and awards and, where relevant, to the exercise price payable to take account of the Rights Issue. As appropriate such adjustments will be subject to confirmation in writing from the auditors of the Company that they are, in their opinion, fair and reasonable and to the approval of HMRC. The Company will notify option holders of any such adjustment in due course.

7. Taxation

Information regarding United Kingdom taxation in respect of the New Ordinary Shares and the Rights Issue is set out in paragraph 15 of Part VIII of this prospectus. **If you are in any doubt about your tax position or are subject to a tax in a jurisdiction other than the United Kingdom, you should consult your professional adviser without delay.**

8. Overseas Shareholders

8.1 *General*

The making or acceptance of the offer of New Ordinary Shares to or by persons resident in, or who are citizens of, countries other than the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights. It is the responsibility of all persons resident outside the United Kingdom receiving this prospectus and/or a Provisional Allotment Letter and/or a credit of Nil Paid Rights to a stock account in CREST and wishing to accept the offer of New Ordinary Shares to satisfy themselves as to full observance of the laws of the relevant territory, including obtaining all necessary governmental or other consents which may be required, observing all other requisite formalities needing to be observed and paying any issue, transfer or other taxes due in such territory.

No person in any territory other than the United Kingdom receiving this prospectus and/or a Provisional Allotment Letter and/or a credit of Nil Paid Rights to a stock account in CREST may treat the same as constituting an offer or invitation to him, nor should he in any event use a Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST, unless in the relevant territory such an invitation or offer can lawfully be made to him and the Provisional Allotment Letter, Nil Paid Rights or Fully Paid Rights in CREST can lawfully be used or dealt with without contravention of any unfulfilled registration or other legal or regulatory requirements. In such circumstances, this prospectus

and the Provisional Allotment Letter are to be treated as sent for information only and should not be copied or redistributed.

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the allotment of New Ordinary Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if it believes or they believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of definitive share certificates for New Ordinary Shares or, in the case of a credit of New Ordinary Shares in CREST, to a CREST member or a CREST sponsored member whose registered address is in any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates or make such a credit.

Persons (including, without limitation, nominees, agents and trustees) receiving a copy of this prospectus and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not distribute or send it or transfer Nil Paid Rights or Fully Paid Rights in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any such territory (or by the agent or nominee of such a person), he must not seek to take up, renounce or transfer the rights constituted thereby except pursuant to an express written agreement with the Company. Any person who does forward this prospectus or a Provisional Allotment Letter into any such territory (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 8. The Company reserves the right to reject a purported acceptance of a provisional allotment represented by a Provisional Allotment Letter or a credit of Nil Paid Rights or Fully Paid Rights in CREST or a renunciation or transfer thereof from, or in favour of, shareholders in any such territory or persons who are acquiring (or the Company or its advisers have reason to believe are acquiring) New Ordinary Shares for resale in any such territory.

In cases where Overseas Shareholders do not, or are unable because of local securities laws, to take up the New Ordinary Shares provisionally allotted to them, the arrangements concerning New Ordinary Shares not taken up will apply as referred to in paragraph 5 above.

8.2 *United States and Canada*

Neither the New Ordinary Shares nor the Provisional Allotment Letters relating thereto have been or will be registered under the Securities Act, the laws of any state of the United States or the securities legislation of any province or territory of Canada and, therefore, subject to certain exceptions, neither the New Ordinary Shares nor the Provisional Allotment Letters nor any Nil Paid Rights or any Fully Paid Rights held in CREST may be directly or indirectly offered for subscription or purchase, taken up, sold, delivered, renounced or transferred in or into North America or to or for the benefit of a North American Person. Accordingly, the Rights Issue will not be made within the United States or Canada and Provisional Allotment Letters will not be sent to, nor will any Nil Paid Rights be credited to a stock account in CREST of, any shareholder with a registered address in North America.

8.3 *Australia*

No prospectus in relation to the New Ordinary Shares has been or will be lodged with, or registered by, the Australian Securities Commission. Neither the New Ordinary Shares nor the Provisional Allotment Letters nor any Nil Paid Rights or Fully Paid Rights held in CREST may be offered for subscription or purchase, taken up, sold, renounced, transferred or delivered, directly or indirectly, nor may any invitation to subscribe for or buy or sell New Ordinary Shares or any Nil Paid Rights or Fully Paid Rights held in CREST be issued or any draft or definitive prospectus in relation to any such offer, sale or invitation be distributed, in or into Australia or to or for the account or benefit of an Australian Person. Accordingly, no offer of New Ordinary Shares is being made under this prospectus or the Provisional Allotment Letters to shareholders with registered addresses in, or to residents of, Australia.

No Provisional Allotment Letters will be sent to, nor will any Nil Paid Rights be credited to a stock account in CREST of, Qualifying Shareholders who have registered addresses in Australia.

8.4 *Japan*

The relevant clearances have not been and will not be obtained from the Ministry of Finance of Japan and no prospectus has been or will be lodged with, or registered by, the Ministry of Finance of Japan. Therefore, subject to certain exceptions, neither the Provisional Allotment Letters nor the New Ordinary Shares nor any Nil Paid Rights or Fully Paid Rights held in CREST may, directly or indirectly, be offered or sold, taken up, or renounced in or into Japan or its territories or possessions. No Provisional Allotment Letter will be sent to, nor will any Nil Paid Rights be credited to a stock account in CREST of, Qualifying Shareholders whose registered address is in Japan.

8.5 *Republic of South Africa*

No prospectus in relation to the New Ordinary Shares has been or will be lodged with, or registered by, the South African Securities Commission. Neither the New Ordinary Shares nor the Provisional Allotment Letters nor any Nil Paid Rights nor Fully Paid Rights held in CREST may be offered for subscription or purchase, taken up, sold, renounced, transferred or delivered, directly or indirectly, nor may any invitation to subscribe for or buy or sell New Ordinary Shares or any Nil Paid Rights or Fully Paid Rights held in CREST be issued or any draft or definitive prospectus in relation to any such offer, sale or invitation be distributed, in or into South Africa or to or for the account or benefit of a South African person. Accordingly, no offer of New Ordinary Shares is being made under this prospectus or the Provisional Allotment Letters to shareholders with registered addresses in, or to residents of, the Republic of South Africa. No Provisional Allotment Letters will be sent to, nor will any Nil Paid Rights be credited to a stock account in CREST of Qualifying Shareholders who have registered addresses in the Republic of South Africa.

8.6 *Other overseas territories*

Qualifying Shareholders resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

8.7 *Payment*

All payments must be made in the manner set out in paragraphs 2 to 4 above (as applicable).

The comments set out in this paragraph 8 are intended as a guide only and, if you are in any doubt as to your eligibility to take up rights under the Rights Issue, you should consult your professional adviser without delay.

9. Representations and warranties relating to Overseas Shareholders

(a) *Qualifying non-CREST Shareholders*

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Ordinary Shares comprised therein represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant New Ordinary Shares, from within the United States, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire New Ordinary Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within the United States or any territory referred to in paragraph 8 above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Ordinary Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Ordinary Shares into the United States or any territory referred to in paragraph 8 above. The

Company may treat as invalid any acceptance or purported acceptance of the allotment of New Ordinary Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company to have been executed in or despatched from the United States or otherwise in a manner which may involve a breach of the laws of any jurisdiction, or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in the United States for delivery of definitive share certificates for New Ordinary Shares (or any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates), or (c) purports to exclude the warranty required by this paragraph.

(b) *Qualifying CREST Shareholders*

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 4 of this Part III represents and warrants to the Company and the Underwriters that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) he is not within the United States, (b) he is not in any territory in which it is unlawful to make or accept an offer to acquire Fully Paid Rights or New Ordinary Shares, (c) he is not accepting on a non-discretionary basis for a person located within the United States or any territory referred to in paragraph 8 above at the time the instruction to accept was given, and (d) he is not acquiring Fully Paid Rights or New Ordinary Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of any such Fully Paid Rights or New Ordinary Shares into the United States or any territory referred to in paragraph 8 above.

10. General

The dates set out in the timetable of events at the beginning of this prospectus and mentioned throughout the prospectus and the Provisional Allotment Letter may be adjusted by agreement between the Company and JPMorgan Cazenove, in which event details of the new dates will be notified to a Regulatory Information Service and, where appropriate, to Qualifying Shareholders. If a supplementary prospectus is issued by the Company two days or fewer prior to the date specified in this prospectus as the latest date for acceptance under the Rights Issue (or such later date as may be agreed between the Company and the Underwriters), the latest date of acceptance under the Rights Issue shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

All documents and remittances in connection with the Rights Issue will be sent to or by allottees or their renouncees (or their agents) at their risk.

The terms of the Rights Issue as set out in this prospectus and, where appropriate, the provisional allotment letter and all other matters in relation thereto shall be governed by and construed in accordance with English law. The Courts of England and Wales shall have exclusive jurisidiction to settle any dispute in relation to or which may arise out of any of the same. By accepting rights under the Rights Issue, Qualifying Shareholders irrevocably submit to the jurisdiction of the Courts of England and Wales and waive any objection to proceedings in any such court on the grounds of venue or that proceedings have been brought in an inconvenient forum.

PART IV

INFORMATION ON LAIRD

1. Introduction

Laird is a leading designer and provider of products to the global electronics and security system markets. Laird manages its business activities through two divisions.

1.1 *Laird Technologies*

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries, including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

1.2 *Laird Security Systems*

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

2. History

The Laird Group was founded over 140 years ago. For many years its principal activities were based on heavy engineering in the United Kingdom. By the start of the 1970s the prolonged downturn in these industries required a radical change to the Group's activities.

In the following years, Laird's business was changed and the major heavy engineering activities were divested. The Group's interests in automotive components and service industries in Europe and the USA were built up by a process of internal investment and acquisition.

During the 1990s, the Group developed businesses in the electronics industry and in the supply of a range of security hardware products and seals for residential buildings and the home improvement market.

The start of the new millennium saw further changes for Laird. The automotive components businesses were divested in 2000, as the markets for these components became subject to increasing pressures arising from over-capacity and low growth.

The Group's interests in the growing electronics industry were built up by the acquisition of Instrument Specialties in 2000, which strengthened the Group's presence in the EMI shielding industry. This was followed by the acquisition of R&F Products in 2001, a supplier of EMI absorber products. Further acquisitions, of Sash Controls in 2000 and of Fastek in 2001, were also made in the Group's security hardware business in the USA.

Laird increased the focus on its core businesses with the decision to divest its Fullarton computer assembly activity in 2002. BMI was acquired, to strengthen further the electronics division, and broaden its product range, particularly for the cellular handset market.

Laird's acquisition programme continued in 2003 with the purchase of Korea-based Magnes Corporation, USA based Orcus, Inc. and Warth in the UK and Japan, giving an entry into the thermal management industry. Laird entered the UK composite door market with the acquisition of Intron.

The focusing of Laird on its two divisions, Laird Technologies and Laird Security Systems, continued with the divestment of Laird Plastics in 2004. The acquisition of Lindman Group Limited followed that of Intron in 2003, and enabled Laird Security Systems to offer a wider range of products to the composite door market. Advanced Metal Technologies was purchased strengthening Laird Security Systems' US business. In

September 2004 Laird acquired the business of Home Doors (GB) and Houseproud and upon integrating these businesses Laird became a UK market leader in the supply of doors and conservatories to the DIY retail market. Laird Technologies built on its thermal management presence with the acquisition of Thermagon, Inc. in 2004 and entered the cellular handset antennae market in October 2004 with the acquisition of a market leader in wireless antennae, Centurion Wireless Technologies.

In 2005 Cateron Corporation was acquired, which provided Laird Technologies with greater access to the PC notebook market. The acquisition of Melcor Corporation further strengthened the thermal management solutions the Group offered. Within Laird Security Systems, exposure to the UK window market, an area which has shown significant consolidation, was reduced through the disposal of the Permacell Finesse business. The UK composite door business was strengthened with the acquisition of Securidor, while Laird Security Systems' US window and door hardware business was augmented by the acquisition of Builders Hardware Inc. which offered complementary products and increased the Group's presence on the west coast of the USA.

Laird has made seventeen acquisitions between 2001 and 2005. Taking into account the effects of integrating the acquired businesses, the aggregate return on invested capital on these acquisitions during 2005 is estimated to be 15%.[1]

3. Laird Technologies

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird believes that Laird Technologies is the global market leader in the design and supply of both EMI shielding solutions and wireless cellular handset antennae; it also has an increasing presence in the emerging applications of telematics and Wi-Fi. Laird Technologies has also established a growing presence in the design and supply of thermal management products and solutions for electronic devices. Its products, often co-designed in conjunction with customers, are critical in protecting and enhancing the performance of electronic devices.

Laird Technologies has operations in the Czech Republic, China, France, Germany, Hungary, Japan, Korea, Malaysia, Singapore, Sweden, Taiwan, the United Kingdom and the USA. Laird Technologies is constructing two large plants in Shenzhen and Beijing, and is expanding its presence in Shanghai and Tianjin, China. Laird expects to establish a manufacturing facility in Mexico during 2006, and is investigating the feasibility of establishing a facility in India. This global coverage teamed with its product offering, engineering and design capability leaves Laird Technologies well placed to serve its larger customers.

Laird has built up what it believes to be the global leadership position in the supply of EMI shielding, through both internal investment and acquisition. EMI shielding either covers components that produce EMI emissions (such as microprocessors), or seals seams and gaps in electronic enclosures. To deflect electromagnetic charge, EMI shielding products are generally made of conductive material such as metal, metallised fabric or elastomeric compounds filled with electrically conductive particles.

Laird is a leader in the supply of wireless antennae, a position that was achieved through the acquisition of Centurion Wireless Technologies in 2004. Wireless antennae are used in a wide variety of different products including cellular handsets (CDMA, GPRS, GSM and 3G), data collection devices, two-way radios, wireless local area networks and satellite radio. Laird believes that it holds the global leadership position in the design and supply of cellular handset antennae.

Laird's thermal management solutions transfer heat away from electronic components where it is generated. Heat can cause components to operate at slower speeds, may lead to system failure and limits system size. As miniaturisation continues with electronic systems, the ability to remove heat increases in terms of significance.

---

1 Source: Unaudited management accounts for the year ended 31 December 2005. Calculated by dividing aggregate operating profit by aggregate capital employed.

In the year to 31 December 2005, Laird Technologies had revenue of £259.4 million (2004: £142.8 million) and underlying operating profit of £37.7 million (2004: £20.7 million). In addition to the general increase in trading activity, the improvement in performance was also driven by acquisitions, in particular the inclusion of Centurion for a full year in 2005, against only three months in 2004.

4. Laird Security Systems

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

In recent years the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Within the UK, Laird Security Systems is a leading provider of composite doors, primarily to the social housing market. The business' other products to the UK market are window and door hardware and conservatories. During 2005, the business disposed of its UK uPVC business segment, Permacell Finesse.

The business is also a leading supplier of window balances in the USA. Within the USA, it also supplies seals and uPVC profiles, and is expanding its range of door hardware products along with its geographic presence.

The division has manufacturing and distribution operations in the UK and the USA, along with manufacturing facilities in China, which together with partner suppliers are used as a base to produce components at low cost for supply to the UK and USA. Sales, albeit initially at low levels, of Chinese manufactured products to the Continental European and Asian markets have also commenced.

In the year to 31 December 2005, Laird Security Systems had continuing revenue of £230.9 million (2004: £202.7 million) and operating profit of £28.1 million (2004: £26.7 million).

5. Recent investments and investments in progress

5.1 *Recent investments*

The Group has made significant investment in its businesses over recent years, alongside the strategic acquisitions that have been made. These investments have been financed from cash generated by the Group and an increase in Group borrowings. Investment in both manufacturing equipment, premises and technical capabilities has been made, particularly in Laird Technologies, and Laird Security Systems in the USA.

Within Laird Technologies, a new manufacturing facility was opened in the Czech Republic in 2004. Investment was also made in moulding equipment and presses for new combination shielding products for Nokia in 2004. In 2005 Laird Technologies opened a new manufacturing facility in Hungary, and capacity was expanded in Shanghai, Tianjin and Beijing in China.

Within Laird Security Systems, 2004 and 2005 saw capacity increases in its production facilities in the USA to meet increased demand.

5.2 *Investments in progress*

Laird is currently increasing production capacity in Laird Technologies in China, and in 2006 expects to open a new facility in Mexico.

In China, the new facility in Beijing will be situated within the Xingwang Industrial Park. This is a site where Nokia and some of its other key suppliers are situated. This investment is scheduled for completion in 2006.

The new facility in Shenzhen will provide enlarged capacity and will replace older leased facilities that Laird has utilised for several years. This investment is also scheduled for completion in 2006.

Investment is also being made to increase capacity at facilities in Tianjin and Shanghai in China.

Within Laird Security Systems, capacity is being increased within its hardware plants in the USA.

Laird is also considering acquisitions within the US, Europe and Asia. If these opportunities materialise it is anticipated that these will be part-funded from the proceeds of the Rights Issue.

6. Property, plant and equipment

None of Laird's tangible fixed assets has been used directly as security for the Group's banking facilities. The Group's leasing creditors are secured on the assets for which the lease finance has been provided.

7. Strategy

Laird has established a successful strategy of focusing on higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, but still expanding, low cost manufacturing base, currently in Asia and Central Europe and with the potential to be developed additionally in Mexico and India. Laird focuses on specialist markets which provide opportunities for growth, with a global reach which provides advantages compared to many of its more regional or local competitors. By following this strategy Laird has expanded, and intends to continue to expand, the technology, market access, product offering and geographic spread of its two divisions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

8. Research and development

Research and development ("R&D") activities within The Laird Group are primarily focused on increasing its technical capabilities, developing new products and extending the capabilities of existing products. There are further R&D programmes with the intent of creating new product lines. R&D activities take place in specialised technology centres, as well as design and manufacturing facilities, located around the Group.

In general, Laird funds its own internal development programmes, but on occasion may join together with strategic suppliers or technology partners to develop jointly new technologies that are mutually beneficial.

Research and development costs are expensed in the period in which they are incurred, with the exception of certain development costs which are capitalised and amortised over their useful economic life in accordance with IAS 38.

9. Intellectual property

The Laird Group has a portfolio of approximately 390 registered patents and 180 patent applications. Wherever possible the Group will seek patent protection for its valuable intellectual property. The Group believes that the enforcement and maintenance of those patents is important for the successful development of its business. The Laird Group does not have any material licence arrangements with third parties, either as licensor or licensee.

10. Capitalisation and indebtedness

The following table shows the consolidated capitalisation and indebtedness of Laird based on the audited results for the year ended 31 December 2005. Since that date Laird has funded the acquisition of Antenex, Inc. for $17.0 million (£9.7 million) and Bandlock Corporation and Balance UK for $23.5 million (£13.6 million). In addition, Laird has announced today the completion of the acquisition of RecepTec for $89 million (£51.0), of which $19 million (£10.9 million) plus interest is payable between 2007 and 2009.

	As at 31 December 2005 £m
Total current debt	
Guaranteed	–
Secured	–
Unguaranteed/unsecured	(6.7)
	(6.7)
Total non-current debt	*£m*
Guaranteed	–
Secured	–
Unguaranteed/unsecured	(165.3)
	(165.3)
Shareholders' equity	*£m*
Share capital	40.0
Share premium	155.5
*Other reserves	(2.7)
	192.8

*Other reserves do not include retained earnings

Net indebtedness	*£m*
Cash and cash equivalents	23.9
Trading securities	–
Liquidity	23.9
Current financial receivables	
Current bank debt	(3.5)
Current portion of bonds issued	(3.2)
Other current financial debt	–
Current financial debt	(6.7)
Net current financial indebtedness	17.2
Non-current bank loans	(55.1)
Bonds issued	(110.1)
Other non-current loans	(0.1)
Non-current financial indebtedness	(165.3)
Net financial indebtedness	(148.1)

The Company currently has no indirect or contingent indebtedness.

Currency and interest rate exposure

Weighted average fixed interest rate	%
Sterling	5.4%
US dollar	6.1%
Euro	2.9%
Other	3.0%
Total Group	5.8%

Fixed Rate Debt	*£m*
Sterling	(0.4)
US dollar	(113.3)
Other	–
Total	(113.7)

Floating Rate Debt	*£m*
Sterling	(31.3)
US dollar	(18.2)
Other	(8.8)
Total	(58.3)

Net Debt	*£m*
Sterling	(31.1)
US dollar	(120.6)
Other	3.6
Total	(148.1)

11. Capital resources

Funding

In addition to its shareholders' equity and retained reserves, Laird is able to generate cash flow surpluses from its operating activities. It has also established committed loan facilities with its banking group and has issued private placement loan notes to investors.

Trading cash flow, borrowings and financial gearing

In the year ended 31 December 2005, Laird generated a trading cash flow surplus (before dividends, net spend on acquisitions and disposals, exceptional items and defined benefit pension scheme contributions above the normal rate) of £34.0 million (2004: £24.3 million). In 2005, this surplus was more than fully utilised resulting in an increase in net borrowings.

Dividends amounting to £14.9 million, the net spend on acquisitions and disposals including net borrowings acquired of £29.1 million, exceptional costs of £4.7 million and defined benefit pension scheme contributions of £5.8 million above the normal rate of £1.8 million, were all funded in the period. This is analysed further in the "Finance Director's Report" in Part VI of this prospectus.

At the end of December 2005 the Group had net borrowings of £148.1 million, 54% of the maximum permitted under the Group's loan facilities as determined by the net borrowings to EBITDA ratio. Interest cover, calculated in accordance with the terms of these facilities, was 6.2 times.

At the end of December, net borrowings are seasonally low as many of the Group's customers wind down their operations or close over Christmas and New Year with the result that the Group's working capital tends to be at its lowest at that point in the year.

Net borrowings are typically higher by £20.0 million at end of the June, compared with December due to a higher level of working capital, as June is a month of high activity levels. Laird's businesses typically

generate more profit in the second half of the year, which results in a higher level of cash generation in the second six months of the year. In addition, there is a greater cash outlay for the final dividend which is paid in the first half of the year, against the interim dividend which is paid in the second half.

Since 31 December 2005 the Group has funded the acquisitions of Antenex, Inc. for £9.7 million ($17.0 million) and Bandlock Corporation and Balance UK for £13.6 million ($23.5 million) and has announced today the completion of the acquisition of RecepTec for £51.0 million ($89.0 million).

Loan facilities

As at 31 December 2005 the Group had £309.0 million of committed loan facilities; £195.0 million of multi-currency revolving credit bilateral loan facilities which were put in place in August 2005 for an initial term of five years; and £114.0 million ($195.5 million) of US dollar denominated private placement notes in issue.

The revolving credit bilateral facilities of £195.0 million are held with five banks. The facilities will expire in August 2010 unless an option is exercised to extend the facilities. The option to extend the facility by one year can be exercised in each of the first two years, if both Laird and the corresponding bank agree. As at the end of December 2005, £55.1 million of the loan facilities had been drawn down.

Notes have been issued in respect of three US dollar denominated private placements. In June 2006, the 1991 placement will have been fully amortised following payment of the last scheduled repayment of £3.2 million ($5.5 million). The 1996 placement for £29.1 million ($50.0 million) is repayable between 2008 and 2014 and the 2004 placement of £81.7 million ($140.0 million) is repayable between 2014 and 2016.

In addition, there are uncommitted facilities such as overdrafts and money market lines.

Loan covenants

The principal covenants in the Group's committed loan facilities and loan note agreements that place restrictions on net borrowings are set out below.

Interest cover

The interest cover covenant is for earnings before exceptional items, interest, tax and amortisation ("EBITA"), measured on a UK GAAP basis to be not less than 2.5 times interest payable. Compliance is tested bi-annually based on the published results for the preceding 12 month period to the end of June and December each year.

Net borrowings: EBITDA ratio

Net borrowings must not exceed 3.5 times earnings before depreciation, amortisation, exceptional items, interest and tax, measured on a UK GAAP basis. Compliance is tested bi-annually based on the published results for the preceding 12 month period to the end of June and December each year.

Consolidated net worth

The ratio of net borrowings to consolidated net worth must not exceed 1.25, as measured on a UK GAAP basis. Net worth is defined as shareholders' funds plus goodwill amortised or written off since 31 December 1995. In addition, net worth must not fall in excess of 40% in any one fiscal year nor may net worth fall below £130 million.

Articles of association

In addition to the bank and loan note covenants, the articles of association place a borrowing limit on the Group. Under this limit, the ratio of net borrowings to shareholders' funds (adjusted for goodwill previously written off to reserves) must not exceed 2.5.

Restrictions on the use of capital resources

There are no restrictions on the use of debt facilities, provided transactions are undertaken in the ordinary course of business.

Group treasury policy

Laird has a centralised treasury function whose primary role is to manage funding, liquidity and financial risks. In addition it manages treasury sources and administers facilities for the Group. Treasury is not a profit centre and does not enter into speculative transactions.

Currency

The Group's revenues and profits are affected by currency movements on translating overseas revenues and profits into sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods and services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US dollar.

The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans. Due regard is given to the adequacy of the capitalisation levels of foreign subsidiaries and tax considerations are also taken into account in formulating subsidiary dividend policy with consideration also given to achieving tax relief on interest charges.

Restrictions on the transfer of funds

The Group's Chinese entities are not permitted to make loans to other Group entities outside China, but distributions are permitted from reserves other than current year reserves from audited entities. The Group's Malaysian subsidiaries cannot lend or distribute funds to other Group entities without the approval of the Malaysian Central Bank.

Pensions

The Group had a deficit, as measured in accordance with IAS 19, of £16.4 million on its defined benefit pension schemes at the end of December 2005. The Group has agreed to make additional contributions to the principal defined benefit schemes over a five year period. An additional payment of £5.8 million was made during 2005 and further additional payments of £1.8 million are to be made over each of the next four years.

PART V

OPERATING AND FINANCIAL REVIEW OF LAIRD

The selected historical financial information discussed in this operating and financial review of The Laird Group has been extracted without material adjustment from Laird's audited Annual Report and Accounts for the two years to 31 December 2003 and 31 December 2004, which have each been prepared in accordance with UK GAAP, and Laird's audited results for the year ended 31 December 2005, prepared in accordance with IFRS together with comparatives for 2004, the full text of which is set out in Part VI of this prospectus.

This operating and financial review should be read together with The Laird Group's audited consolidated profit and loss account, balance sheet, consolidated cash flow statement, reconciliation of movement in shareholders' funds, statement of total recognised gains and losses and the accompanying notes to the financial statements as at and for the two years ended 31 December 2003 and 31 December 2004 and along with the audited results for the year ended December 2005, all of which are incorporated in this prospectus by reference and described in paragraph 5 below.

1. Business overview

Laird is a leading global electronics and security systems group with operations in North America, Europe and across Asia. Following the disposal of the Laird Plastics business in October 2004, Laird is focused on two core divisions, Laird Technologies and Laird Security Systems.

1.1 *Laird Technologies*

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries, including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

1.2 *Laird Security Systems*

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for the homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

2. Strategy

Laird has established a successful strategy of focusing on higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, but still expanding, low cost manufacturing base, currently in Asia and Central Europe and with the potential to be developed additionally in Mexico and India. Laird focuses on specialist markets which provide opportunities for growth, with a global reach which provides advantages compared to many of its more regional or local competitors. By following this strategy Laird has expanded, and intends to continue to expand, the technology, market access, product offering and geographic spread of its two divisions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

3. Customers

Laird Technologies and Laird Security systems operate in two different markets and hence have two distinct sets of customers.

Within Laird Technologies in 2005, approximately 53% of revenue was from the mobile phone handset market, 17% was from the information technology market, 12% was from the telecommunications and data communications market and the balance was from the industrial, military, consumer and other markets.

Major customers include Cisco, Dell, Hewlett Packard, Motorola, Nokia, Quanta, Sagem, Sony Ericsson and Sun Microsystems.

Within Laird Security Systems in 2005, approximately 60% of revenues were from the UK window and door market and 40% were from the US window and patio market. Major customers within the UK include B&Q, Staybrite, Wickes and Zenith and, within the US, Anderson Corporation, Marvin and Pella Corporation.

Approximately 32% of Group sales in 2005 were within the UK, 12% in Europe, 35% in North America, 11% in China and 10% in the rest of the world. By origin, 29% of sales were made by UK subsidiaries, 8% were made by other European subsidiaries, 34% were made by North American subsidiaries and 29% were made by subsidiaries in the Asia Pacific region.

Analysis of revenue by geographic market is included in the Annual Report and Accounts of the Group for the years to 31 December 2003 and 31 December 2004.

4. Competition

Laird Technologies supplies EMI shielding, antenna and thermal management products to customers on a global basis. Its global network of design centres and manufacturing plants, broad product lines and comprehensive project management capabilities help to maintain strong relationships with customers. Laird is a market leader in both the EMI shielding and cellular antennae market. Laird is also a leading manufacturer of thermoelectric coolers and thermal interface materials. Laird Technologies' competitors include Bergquist Inc, Parker Hannifin Corporation Inc and Technitrol Inc.

Laird Security Systems is a leader in the UK window and door hardware market, facing competition from Heywood Williams, Assa Abloy and MASCO. Within the USA, the window and door market is particularly fragmented, with a number of smaller localised manufacturers. FKI and Newell Rubbermaid are the two competitors of any significant size within this market.

5. Selected Financial Information

The information set out below has been extracted without material adjustment from the Annual Report and Accounts for Laird for the two years ended 31 December 2003 and 31 December 2004, and the audited results for the year ended 31 December 2005.

2005 and 2004 prepared in accordance with IFRS (from the audited results for the year ended 31 December 2005)

Consolidated Profit and Loss account
years to 31 December
(all figures £ million, except where stated)

	2005	*2004*
Revenue		
Laird Technologies	259.4	142.8
Laird Security Systems	230.9	202.7
Continuing operations	490.3	345.5
Discontinued operations	18.4	122.5
Total	508.7	468.0
Operating profit*		
Laird Technologies	37.7	20.7
Laird Security Systems	28.1	26.7
Continuing operations	65.8	47.4
Discontinued operations	(0.2)	4.6
Total	65.6	52.0
Interest and finance charges	(10.5)	(5.6)
Underlying profit before taxation*	55.1	46.4
Profit before taxation	34.3	40.6
Underlying earnings per share (pence)*	28.9	26.3
Dividend per share (pence)	9.75	9.2
Average number of employees	8,995	5,796

Consolidated Balance Sheet information
at 31 December

	2005	*2004*
Total assets	628.4	553.6
Net current assets	73.0	64.7
Net debt	148.1	118.6
Shareholders' funds	284.3	260.2

* *Stated before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.*

Notes:

1. The financial information as at and for the year ended 31 December 2005 has been prepared in accordance with IFRS with the 2004 comparatives restated in accordance with IFRS.
2. Underlying profit before taxation was £0.7 million lower under IFRS in 2004 compared to UK GAAP due to the charge for share based payments.
3. Underlying profit and earnings per share are shown as the Board consider them to be relevant guides to the performance of the Group. Note 9 to the 2005 audited results in Part VI provides a reconciliation of underlying profit.

2004 and 2003 prepared in accordance with UK GAAP

Consolidated Profit and Loss account
years to 31 December
(all figures £ million, except where stated)

	2004	*2003*
Revenue		
Laird Technologies	142.8	95.8
Laird Security Systems	233.3	205.3
Laird Plastics	91.9	127.7
Total	468.0	428.8
Operating profit*		
Laird Technologies	21.0	12.6
Laird Security Systems	28.5	24.8
Laird Plastics	3.2	4.0
Total	52.7	41.4
Interest and finance charges	(5.6)	(4.0)
Profit before taxation*	47.1	37.4
Profit before taxation	22.0	20.9
Earnings per share (pence)*	25.9	21.6
Dividend per share (pence)	9.2	8.6
Average number of employees	5,796	4,144

Consolidated Balance Sheet information
at 31 December

	2004	*2003*
Total assets	535.6	409.5
Net current assets	56.6	50.6
Net debt	118.6	60.1
Shareholders' funds	242.8	200.8

* *Stated before exceptional items and goodwill amortisation.*

Notes:

1. The selected historical financial information presented in the table above as at and for the years ended 31 December 2003 and 31 December 2004 has been prepared in accordance with UK GAAP.
2. Laird incurred exceptional charges of £5.9 million in the year to 31 December 2003. No exceptional charges were incurred in the year to 31 December 2004.
3. Laird incurred charges in respect of goodwill amortisation of £10.6 million and £11.3 million in the years to 31 December 2003 and 31 December 2004 respectively.
4. Total assets are defined as the aggregate of fixed assets and current assets.

5.1 *Review of results for the year ended 31 December 2005*

(a) Market Background

Laird Technologies' markets remained generally buoyant in 2005, with the division benefiting in particular from the strong demand for its EMI shielding and antennae products for the cellular handset market, where industry estimates are that global handset shipments increased by approximately 20%, compared with 2004, to approximately 820 million per annum.

Laird Security Systems' markets were mixed in 2005. In the UK the overall housing market slowed, as did the renovation market, while the markets for replacement windows and conservatories were particularly hard hit. In contrast, the UK social housing market, where Laird Security Systems is a major supplier of composite doors, remained buoyant.

In the USA, the market overall continued to be favourable across all of Laird Security Systems' product lines. In particular the renovation market remained relatively buoyant, as geographically did the Southern US and West Coast markets overall.

(b) Financial performance

The audited results for the year ended 31 December 2005 have been prepared under International Financial Reporting Standards ("IFRS"). Total revenue, including revenue from discontinued operations, increased to £508.7 million in 2005 from £468.0 million in 2004. Revenue from continuing operations increased to £490.3 million in 2005 from £345.5 million in 2004 with revenue from companies recently acquired contributing to the increase. Revenue from Permacell Finesse ("PFL") up until its divestment in 2005 was £18.4 million against revenue from discontinued operations in 2004, which included Laird Plastics, of £122.5 million.

In 2005, underlying profit, which is defined as profit before exceptional items, amortisation of acquired intangibles assets and the impact arising from the fair valuing of financial instruments, was £55.1 million (2004, £46.4 million). Underlying profit before tax for Laird Technologies increased by 82% and by 5% at Laird Security Systems.

(c) Discontinued operations

There was a loss from discontinued operations of £5.1 million, largely accounted for by the sale of PFL, resulting in a loss on sale of £7.6 million less a tax credit of £2.9 million plus PFL's operating loss in 2005, up until its divestment, of £0.2 million.

(d) Exceptional items

Exceptional items amounted to £15.5 million in 2005, (2004: nil). As a result of the sale of PFL, a £4.0 million provision has been made for the cost of renting the site which is retained by the Group. Laird Technologies incurred £5.9 million of exceptional costs, £3.2 million relating to a flood in one of its plants with the balance arising largely from the restructuring and integration of newly acquired companies. Laird Security Systems incurred £9.6 million of exceptional costs largely arising from plant closures. The total cash outlay on exceptional items was £4.7 million.

(e) Earnings per share

Underlying earnings per share (calculated in accordance with IFRS), which are based on underlying profit and after excluding from the tax charge deferred tax on acquired intangible assets and goodwill, was 28.9p, a 10% increase on 26.3p in 2004.

(f) Exchange rates

The Laird Group reports its financial results in sterling, although a significant proportion of Group revenue is generated both in US dollars and in currencies largely pegged to the US dollar.

The US dollar was marginally stronger relative to sterling in 2005 against 2004, averaging $1.82 (2004: $1.83), so there was little impact overall.

(g) Taxation

The taxation charge for 2005 on underlying profit after excluding from the tax charge deferred tax on acquired intangible assets and goodwill, was equivalent to a taxation rate of 17.3%, (2004: 17.2%).

(h) Financing and cash flow

There was a trading cash flow surplus (before dividends, net spend on acquisitions and disposals, exceptional items and defined benefits scheme pension contributions above the normal rate) of £34.0 million in 2005. The trading cash flow surplus was after a working capital outflow of £14.0 million and capital expenditure of £17.1 million which exceeded depreciation by £4.3 million.

Dividends amounted to £14.9 million. The outlay for acquisitions, net of disposals, including net borrowings acquired was £29.1 million, additional contributions above the normal funding level of £1.8 million, of £5.8 million into the Group's defined benefit pension schemes, and a cash spend on exceptional items of £4.7 million.

Overall, net borrowings increased by £29.5 million after a £12.5 million increase due to the translation of net borrowings at year end exchange rates with borrowings impacted by the stronger US dollar, the currency in which much of the Group's net borrowings is held.

(i) Dividends

A total dividend of 9.75 pence per share was declared in respect of 2005 (2004: 9.2 pence).

(j) Significant events

The significant events impacting on the Group's financial results in 2005 are set out below:

- There was improved demand in Laird Technologies' principal market sectors, in particular in the cellular handset segment with the division achieving organic revenue growth of 15%.
- Laird Technologies benefited from a full year's contribution from Centurion in 2005 against three months in 2004, along with over 11 months' contribution from Cateron, which was acquired in January 2005.
- Laird Security Systems' business performed particularly well in the USA achieving 15% organic growth, but this was offset by a reduction in the UK.
- Laird Technologies' EMI shielding plant in Pennsylvania was closed by flood damage in April 2005. It re-opened and order intake was restored.
- Businesses were acquired during the year costing £29.1 million, net of disposals.

5.2 *Review of results for the year ended 31 December 2004*

(a) Market Background

Laird Technologies' markets had strengthened towards the end of 2003 and this was maintained through 2004. There was improved demand across all major product sectors, particularly in cellular handsets, telecommunications and information technology. Laird Technologies acquired a presence in the thermal interface market with the acquisition of Thermagon, in April 2004, increasing the division's exposure to the laptop PC market in particular. In October 2004, Laird Technologies entered the cellular handset antennae market, with the acquisition of Centurion Wireless Technologies.

Laird Security Systems' US market remained strong in both the new build and replacement sectors. Tougher conditions were experienced in the UK window market with a slowdown in the retail replacement market, compounded by a backdrop of rising interest rates and reduced consumer confidence. However, this was mitigated by a strong social housing market to which the

Group supplies composite doors. Laird Securities Systems entered the conservatory market in September 2004, with the acquisition of a business which was then in receivership.

Laird exited the plastics distribution market with the divestment of Laird Plastics in October 2004. Up until then, demand in its markets had improved despite the impact of higher oil prices.

(b) Financial Performance

Revenue increased to £468.0 million in 2004 from £428.8 million in 2003. Revenue from continuing operations increased to £376.1 million in 2004 from £301.1 million in 2003. Laird Plastics' revenue in 2004 up to the date of its divestment was £91.9 million and was £127.7 million for the full year in 2003. Revenue was the same under both UK GAAP and IFRS.

Organic growth, measured by restating 2004 revenue at 2003 exchange rates after including revenue in 2003 for the acquired businesses in the equivalent period not in our ownership, was 11%. Revenue from acquisitions in 2003 in the comparable period for acquired businesses not in our ownership was £59.0 million.

On a UK GAAP basis profit before exceptional items, goodwill amortisation and tax for 2004 was £47.1 million, 26% up on £37.4 million in 2003. Operating profit before exceptional items and goodwill amortisation grew by 67% at Laird Technologies and 15% at Laird Security Systems.

On an IFRS basis, in 2004, underlying profit, which is defined as profit before exceptional items, amortisation of acquired intangibles assets and the impact arising from the fair valuing of financial instruments, was £46.4 million.

(c) Exceptional items

There were no exceptional items in 2004, (2003: £5.9 million).

(d) Earnings per share

On a UK GAAP basis, earnings per share in 2004 before exceptional items and goodwill amortisation were 25.9p, 20% up on 2003 earnings of 21.6p.

On an IFRS basis, underlying earnings per share, which are based on underlying profit and after excluding from the tax charge deferred tax on acquired intangible assets and goodwill, were 26.3p.

(e) Exchange rates

The Laird Group reports its financial results in sterling although a significant proportion of Group revenue is generated in both US dollar and in currencies largely pegged to the US dollar.

The US dollar was weaker relative to sterling in 2004 against 2003, averaging $1.83 (2003: $1.64). Had exchange rates remained constant with 2003, revenue would have been £32.4 million higher and profits before exceptional items and goodwill amortisation on a UK GAAP basis and underlying profits on an IFRS basis would have been £4.6 million higher than those reported.

(f) Taxation

On a UK GAAP basis, the taxation charge on profit before exceptional items and goodwill amortisation was equivalent to a taxation rate of 20% in 2004 (2003: 18%).

On an IFRS basis, the taxation charge for 2004 on underlying profit, after excluding from the tax charge deferred tax on acquired intangible assets and goodwill, was equivalent to a taxation rate of 17.2%.

(g) Financing and cash flow

There was a trading cash flow surplus (before dividends, net spend on acquisitions and disposals and exceptional items) of £24.3 million in 2004. The trading cash flow surplus was after a working capital outflow of £15.8 million and capital expenditure of £17.9 million which exceeded depreciation by £6.5 million.

Dividends amounted to £13.0 million. The outlay for acquisitions, including net borrowings acquired was £90.9 million. The acquisition of Centurion Wireless Technologies, the cellular antennae business, was also part funded by the issue of shares. Proceeds from the disposal of Laird Plastics were £32.5 million. There was a cash spend on exceptional items, provided for in 2003, of £2.6 million.

Overall, net borrowings increased by £58.5 million but after an £8.6 million reduction due to the translation of net borrowings at year end exchange rates with borrowings impacted by the weaker US dollar, the currency in which much of the Group's net borrowings is held.

(h) Dividends

A total dividend of 9.2p per share was declared in respect of 2004 (2003: 8.6p).

(i) Significant events

The significant events impacting on the Group's financial results in 2004 are set out below:

- There was improved demand across all of Laird Technologies' principal market sectors with the division achieving organic revenue growth of 15%.
- Laird Security Systems business performed particularly well in the USA with the division as a whole achieving organic growth of 8%.
- The acquisition of Centurion Wireless Technologies, a leading cellular antennae business was completed in October, for a total consideration of £125 million.
- Other businesses were acquired during the year for £39.0 million.
- The sale of Laird Plastics was completed for £32.5 million in October.

5.3 *Review of results for the year ended 31 December 2003*

(a) Market Background

Laird Technologies' markets had strengthened by the end of 2003 having been subdued during the first half of the year and with Asian electronics and mobile phone demand adversely affected by the outbreak of SARS. By the end of the third quarter there was increasing evidence that demand was picking up and Laird Technologies' order intake strengthened during the latter part of the year.

Laird Security Systems performed well in 2003 achieving organic growth of 9% on a constant exchange rate basis. The US market was strong with housing starts estimated to be up by 5% on 2002. In the UK, window volume demand slowed and showed a small decline but with growth in the conservatory and door segments.

The solid recovery in Laird Plastics' performance, which started in 2002, continued in 2003. This owed much to the actions taken to strengthen and improve the business and was achieved in the face of continuing weak economic and market conditions, the effect of higher oil prices and increased industry competition.

(b) Financial performance

Revenue in 2003 was £428.8 million, up from £424.3 million from continuing operations in 2002. There was also £69.0 million of revenue from discontinued operations from Fullarton which was divested by the Group in August 2002.

Organic growth from continuing operations, measured at constant exchange rates by restating 2003 revenue at 2002 exchange rates after including revenue in 2002 for the acquired businesses in the equivalent period not in our ownership, was 8%.

Profit before exceptional items, goodwill amortisation and tax for 2003 was £37.4 million, 27% up on £29.4 million in 2002. At constant exchange rates for 2003, the increase would have been

37%. Operating profit before exceptional items and goodwill amortisation grew by 17% at Laird Technologies, 10% at Laird Security Systems and 43% at Laird Plastics.

(c) Exceptional items

Exceptional items in 2003 amounted to £5.9 million, with £4.3 million being incurred by Laird Technologies as the division restructured European operations by consolidating production into a new plant in the Czech Republic for which the Group qualified for financial incentives.

(d) Earnings per share

Earnings per share from continuing operations before exceptional items and goodwill amortisation in 2003 were 21.6p, 25% up on 2002 earnings of 17.3p.

(e) Exchange rates

The Laird Group reports its financial results in sterling although a significant proportion of Group revenue is generated in US dollars and in currencies largely pegged to the US dollar.

The US dollar was weaker relative to sterling in 2003 against 2002, averaging $1.64 (2002: $1.48). Had exchange rates remained constant with 2002, revenue would have been £29.0 million higher and profits from continuing operations before exceptional items and goodwill amortisation and tax would have been £2.9 million higher than those reported.

(f) Taxation

The taxation charge on profit before exceptional items and goodwill amortisation was equivalent to a taxation rate of 18% in 2003 (2002: 23%). Overall, there was a net tax credit, as there was an exceptional tax credit of £8.5 million which included the resolution of potential tax exposures and a favourable decision in a dispute with the Inland Revenue.

(g) Financing and cash flow

There was a trading cash flow surplus (before dividends, net spend on acquisitions and disposals and exceptional items) of £38.2 million in 2003. The trading cash flow surplus was after a working capital inflow of £7.5 million and capital expenditure net of asset disposals of £12.6 million, which was marginally less than depreciation.

Dividends amounted to £12.0 million. The outlay for acquisitions, including net borrowings acquired, was £25.3 million.

Overall, net borrowings fell by £6.5 million; there was a £6.6 million reduction due to the translation of net borrowings at year end exchange rates with borrowings impacted by the weaker US dollar, the currency in which much of the Group's net borrowings is held.

(h) Dividends

A total dividend of 8.6p per share was declared in respect of 2003 (2002: 8.3p).

(i) Significant events

The significant events impacting on the Group's financial results in 2003 are set out below:

- All three divisions performed well increasing operating profits before exceptional items in 2003 over 2002.
- Laird Security Systems' business performed well, with the division achieving organic growth in revenue of 9%.
- BMI, a Chicago based cellular handset board level shield company, acquired by Laird Technologies towards the end of 2002, made its first full year contribution to Group profits in 2003.
- A number of businesses were acquired during the year for £25.3 million, including Intron, which gave Laird Security Systems its first entry into the composite door market.

Group income statement (IFRS)

for the year to 31 December

	2005 *£m*	*2004* *£m*
Continuing operations		
Revenue	490.3	345.5
Operating profit before amortisation of acquired intangible assets and exceptional items	65.8	47.4
Amortisation of acquired intangible assets	(4.4)	(1.2)
Exceptional items	(15.5)	–
Operating profit	45.9	46.2
Finance revenue	0.8	0.7
Finance costs	(11.2)	(6.3)
Financial instruments – fair value adjustment	(1.1)	–
Other net finance costs – pension	(0.1)	–
Profit before tax from continuing operations	34.3	40.6
Taxation	(9.0)	(10.4)
Profit for the year from continuing operations	25.3	30.2
Discontinued operations		
(Loss)/profit for the year from discontinued operations	(5.1)	7.0
Profit for the year	20.2	37.2
Earnings per share		
Basic from continuing operations	16.0p	20.7p
Diluted from continuing operations	15.9p	20.5p
Basic on profit for the year	12.8p	25.5p
Diluted on profit for the year	12.7p	25.2p

Total revenue		
Revenue (from continuing and discontinued operations)	508.7	468.0

Underlying results*		
Profit before tax	55.1	46.4
Earnings per share		
Basic	28.9p	26.3p
Diluted	28.6p	26.0p

Dividends declared		
Dividends	15.6	14.6
Dividend per share	9.75p	9.2p

* *Before exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.*

Group balance sheet (IFRS)

As at 31 December

	2005 £m	2004 (restated) £m
Assets		
Non-current assets		
Property, plant and equipment	81.6	75.6
Intangible assets	364.5	313.4
Deferred tax assets	0.3	–
Other non-current assets	1.3	1.4
	447.7	390.4
Current assets		
Inventories	59.5	57.4
Trade and other receivables	97.0	81.0
Income tax receivable	0.3	2.6
Cash and cash equivalents	23.9	22.2
	180.7	163.2
Liabilities		
Current liabilities		
Borrowings	(6.7)	(6.5)
Derivative financial instruments	(1.4)	–
Trade and other payables	(95.9)	(89.1)
Current tax liabilities	(3.7)	(2.9)
	(107.7)	(98.5)
Net current assets	73.0	64.7
Non-current liabilities		
Borrowings	(165.3)	(134.3)
Income tax payable	(15.7)	(13.3)
Deferred tax liabilities	(23.1)	(15.7)
Retirement benefit obligations	(16.4)	(14.8)
Other non-current liabilities	(1.4)	(7.4)
Provisions	(14.5)	(9.4)
	(236.4)	(194.9)
Net assets	284.3	260.2
Capital and reserves		
Equity share capital	40.0	39.5
Share premium	155.5	152.2
Retained earnings	91.5	71.4
Treasury shares	(2.7)	(2.9)
Total shareholders' equity	284.3	260.2

Group cash flow statement (IFRS)

for the year to 31 December

	2005 *£m*	*2004* *£m*
Cash flows from operating activities		
Cash generated from operations	53.1	46.7
Tax paid	(2.2)	(4.4)
Net cash flows from operating activities	50.9	42.3
Cash flow from investing activities		
Interest received	0.8	0.7
Acquisition of businesses (net of cash acquired)	(35.7)	(90.9)
Purchase of property, plant and equipment	(17.1)	(17.9)
Inflow from sale of businesses	6.9	32.5
Proceeds from sales of property, plant and equipment	–	2.3
Net cash flows from investing activities	(45.1)	(73.3)
Cash flows from financing activities		
Interest paid	(11.1)	(5.7)
Net proceeds from issue of ordinary share capital	3.5	1.5
Proceeds from borrowings	16.0	34.0
Dividends paid to shareholders	(14.9)	(13.0)
Net cash flows from financing activities	(6.5)	16.8
Effects of movements in foreign exchange rates	1.8	(0.4)
Increase in cash and cash equivalents for the year	1.1	(14.6)
Cash and cash equivalents at 1 January	20.6	35.2
Cash and cash equivalents at 31 December	21.7	20.6

Consolidated Profit and Loss Account (UK GAAP)

For the years ended 31 December

	2004	*2003*
	£m	*£m*
Turnover		
– continuing operations		
existing operations	328.7	301.1
acquisitions	47.4	–
– discontinued operations	91.9	127.7
	468.0	428.8
Operating profit		
– continuing operations		
before exceptional items and goodwill amortisation		
existing operations	44.7	37.4
acquisitions	4.8	–
exceptional items	–	(6.2)
goodwill amortisation	(11.2)	(10.5)
	38.3	20.7
– discontinued operations		
before exceptional items and goodwill amortisation	3.2	4.0
exceptional items	–	0.3
goodwill amortisation	(0.1)	(0.1)
	3.1	4.2
	41.4	24.9
Loss on disposal of businesses		
profit before goodwill reinstatement	3.6	–
goodwill previously set off against reserves	(17.4)	–
	(13.8)	–
Profit on ordinary activities before interest	27.6	24.9
Interest and finance charges	(5.6)	(4.0)
Profit on ordinary activities before taxation	22.0	20.9
Taxation	(9.4)	2.9
Profit for the financial year	12.6	23.8

Consolidated Balance Sheet (UK GAAP)

As at 31 December

	2004 *£m*	*2003* *£m*
Fixed assets		
Intangible assets	295.4	183.3
Tangible assets	75.6	61.7
	371.0	245.0
Current assets		
Stocks	57.4	48.6
Debtors	85.0	78.6
Cash at bank	22.2	37.3
Creditors: amounts falling due within one year		
Borrowings	(6.5)	(24.0)
Other	(101.5)	(89.9)
Net current assets	56.6	50.6
Total assets less current liabilities	427.6	295.6
Creditors: amounts falling due after more than one year		
Borrowings	(134.3)	(73.4)
Other	(20.7)	(8.0)
Provisions for liabilities and charges	(16.9)	(11.6)
Pension liability	(12.9)	(1.8)
	242.8	200.8
Capital and reserves		
Ordinary share capital	39.5	35.8
Share premium account	152.2	106.6
Revaluation reserve	1.7	2.4
Profit and loss account	52.3	58.9
Investment in own shares	(2.9)	(2.9)
Equity shareholders' funds	242.8	200.8

Consolidated Cash Flow Statement (UK GAAP)

For the year to 31 December

	2004	*2003*
	£m	*£m*
Net cash inflow from operating activities	46.7	55.8
Returns on investments and servicing of finance	(5.0)	(3.9)
Taxation	(4.4)	(2.7)
Capital expenditure less disposals	(15.6)	(12.6)
Acquisitions and disposals	(58.4)	(20.8)
Dividends paid	(13.0)	(12.0)
Cash (outflow)/inflow before management of liquid resources and financing	(49.7)	3.8
Management of liquid resources	14.9	27.2
Financing	35.5	(39.0)
Increase/(decrease) in cash	0.7	(8.0)

Transition to IFRS

Reconciliation of UK GAAP to IFRS for 2004

Reconciliation of equity *As at 1 January 2004*	*Note*	*As reported (UK GAAP)* *£m*	*Total effect of transition to IFRS* *£m*	*Restated under IFRS* *£m*
Assets				
Non-current assets				
Property, plant and equipment		61.7	–	61.7
Goodwill		183.3	–	183.3
Intangible assets		–	–	–
		245.0	–	245.0
Current Assets				
Inventories		48.6	–	48.6
Trade and other receivables		78.6	–	78.6
Cash and cash equivalents		37.3	–	37.3
		164.5	–	164.5
Liabilities				
Current liabilities				
Borrowings		(24.0)	–	(24.0)
Derivative financial instruments		–	–	–
Trade and other payables	(f)	(86.8)	8.0	(78.8)
Current tax liabilities		(3.4)	–	(3.4)
Provisions		–	–	–
		(114.2)	8.0	(106.2)
Net current assets		50.3	8.0	58.3
Non-current liabilities				
Borrowings		(73.4)	–	(73.4)
Deferred tax liabilities	(e)	(4.0)	1.2	(2.8)
Retirement benefit obligations		(8.5)	(1.4)	(9.9)
Other non-current liabilities		(8.0)	–	(8.0)
Provisions		(7.6)	–	(7.6)
		(101.5)	(0.2)	(101.7)
Net assets		193.8	7.8	201.6
Shareholders' equity				
Ordinary share capital		35.8	–	35.8
Share premium		106.6	–	106.6
Revaluation reserve		2.4	(2.4)	–
Retained earnings		51.9	10.2	62.1
Treasury shares		(2.9)	–	(2.9)
Total shareholders' equity		193.8	7.8	201.6

Transition to IFRS (continued)

For the year ended 31 December 2004

Reconciliation of profit	*Note*	*As reported (UK GAAP) £m*	*Total effect of transition to IFRS £m*	*Restated under IFRS £m*	*Discontinued in 2005 £m*	*As per 2005 Accounts £m*
Sales						
Continuing operations		376.1	–	376.1	(30.6)	345.5
Discontinued operations	(a)	91.9	(91.9)	–	–	–
		468.0	(91.9)	376.1	(30.6)	345.5
Operating profit						
Continuing operations						
Before exceptional items and amortisation	(d)	49.5	(0.7)	48.8	(1.4)	47.4
Exceptional Items		–	–	–	–	–
Goodwill amortisation	(b)	(11.2)	11.2	–	–	–
Amortisation of intangibles	(c)	–	(1.2)	(1.2)	–	(1.2)
		38.3	9.3	47.6	(1.4)	46.2
Discontinued operations						
Before amortisation	(a)	3.2	(3.2)	–	–	–
Goodwill amortisation	(a) (b)	(0.1)	0.1	–	–	–
		3.1	(3.1)	–	–	–
		41.4	6.2	–	–	–
Loss on disposal of businesses	(a)	(13.8)	(13.8)	–	–	–
Profit before interest		27.6	20.0	47.6	(1.4)	46.2
Interest and finance charges		(5.6)	–	(5.6)	–	(5.6)
Profit before tax		22.0	20.0	42.0	(1.4)	40.6
Taxation	(e)	(9.4)	(1.2)	(10.6)	0.2	(10.4)
Profit for the year		12.6	18.8	31.4	(1.2)	30.2
Discontinued operations						
Profit from discontinued operations	(a)	–	5.8	5.8	1.2	7.0
Profit attributable to equity shareholders		12.6	24.6	37.2	–	37.2

Transition to IFRS (continued)

Reconciliation of equity *As at 31 December 2004*	*Note*	*As reported (UK GAAP)* *£m*	*Total effect of transition to IFRS* *£m*	*Restated under IFRS* *£m*
Assets				
Non current assets				
Property, plant and equipment		75.6	–	75.6
Goodwill	(b)	295.4	(10.4)	285.0
Intangible assets	(c)	–	28.4	28.4
		371.0	18.0	389.0
Current assets				
Inventories		57.4	–	57.4
Trade and other receivables		85.0	–	85.0
Cash and cash equivalents		22.2	–	22.2
		164.6	–	164.6
Liabilities				
Current liabilities				
Borrowings		(6.5)	–	(6.5)
Derivative financial instruments		–	–	–
Trade and other payables	(f)	(98.6)	9.5	(89.1)
Current tax liabilities		(2.9)	–	(2.9)
Provisions		–	–	–
		(108.0)	9.5	(98.5)
Net current assets		56.6	9.5	66.1
Non-current liabilities				
Borrowings		(134.3)	–	(134.3)
Deferred tax liabilities	(e)	(7.5)	(8.2)	(15.7)
Retirement benefit obligation	(e)	(12.9)	(1.9)	(14.8)
Other non-current liabilities		(20.7)	–	(20.7)
Provisions		(9.4)	–	(9.4)
		(184.8)	(10.1)	(194.9)
Net assets		242.8	17.3	260.2
Shareholders' equity				
Ordinary share capital		39.5	–	39.5
Share premium		152.2	–	152.2
Revaluation reserve		1.7	(1.7)	–
Retained earnings		52.3	19.0	71.4
Treasury shares		(2.9)	–	(2.9)
Total shareholders' equity		242.8	17.3	260.2

Transition to IFRS (continued)

(a) *Discontinued operations*

Under UK GAAP, revenue, operating profit and the gain/loss on disposal of businesses were shown separately for discontinued operations. The loss on disposal of £13.8 million was calculated after adding back £17.4 million of goodwill that had previously been written off against reserves. Any taxation cost in respect of discontinued operations was included within the taxation charge on the face of the primary statement.

Under IFRS the disclosure of operating profit, the gain/loss on disposal, and the taxation relating to discontinued operations are shown in aggregate on the primary statement. However, there is also a change to the results for the year under IFRS, as goodwill previously written off against reserves is not written back on the disposal of a business, increasing the result for the year by £17.4 million.

	£m
UK GAAP	
Profit from discontinued operations	4.4
Loss on disposal of businesses	(13.8)
	(9.4)
IFRS adjustments	
Goodwill previously written off	17.4
Taxation	(1.1)
IFRS profit for the period from discontinued operations	6.9

(b) *Goodwill amortisation*

Under UK GAAP, the Group amortised goodwill over 20 years resulting in a charge in 2004 of £11.3 million before deferred tax (£8.5 million after crediting deferred tax), of which £11.2 million related to continuing operations. Under IFRS, goodwill is not amortised but is tested for impairment both annually and when there are indications that the carrying value may not be recoverable.

£29.6 million has been reclassified from goodwill to intangible assets in accordance with the transition to IFRS 3. This is partly offset by an £8.0 million adjustment which increases goodwill in respect of deferred taxation of the intangible assets to be amortised. The net adjustment to goodwill is a reduction of £10.4 million.

	£m
UK GAAP	
IFRS Adjustments	295.4
Reclassification to intangible assets	(29.6)
Deferred tax on intangible assets	8.0
Amortisation reversed	11.2
	(10.4)
IFRS	285.0

(c) *Acquired intangible assets*

Under UK GAAP the Group did not separately identify acquired intangible assets from goodwill. Under IFRS, £29.6 million of acquired intangible assets, including patents, trade secrets and trade marks are recognised separately from goodwill, capitalised at fair value and amortised over their estimated economic useful lives. The amortisation charge in 2004 was £1.2 million (and £0.8 million after tax) and results in a balance of £28.4 million as at 31 December 2004.

Transition to IFRS (continued)

(d) *Share based payments*

Under UK GAAP no expense was recognised for equity settled share based remuneration. Under IFRS an expense is recognised and is based on the fair value as determined by reference to appropriate option pricing models for all such share based remuneration granted after the transition date of 7 November 2002. A prior year adjustment to the balance sheet as at 1 January 2004 of £0.6 million of deferred tax in respect of share based payments, was necessary. There is a charge in 2004 resulting in a reduction in profit before tax of £0.8 million and £0.5 million net of taxation for the 2004 financial year.

(e) *Taxation*

A reconciliation of the charge on a UK GAAP basis and an IFRS basis is set out below.

	£m
UK GAAP	
Taxation Charge for the year	(9.4)
IFRS adjustments	
Taxation on discontinued operations (note (a))	0.9
Deferred tax on amortised goodwill (note (a))	(2.8)
Deferred tax on share based payments (note (d))	0.3
Deferred tax on amortisation of intangibles (note (b))	0.4
	(1.2)
Taxation on continuing operations	(10.6)

Under UK GAAP, deferred taxation was not charged on property revaluation surpluses but it is accounted for under IFRS. There is no impact on the profit and loss statement as any charge or credit is recorded in the Statement of Recognised Income and Expense.

An additional £8.2 million of deferred tax liabilities also arise from the reclassification of elements of goodwill to specific intangible assets, in accordance with IFRS 3.

	As at 31 December 2004	*As at 1 January 2004*
UK GAAP deferred tax	(7.5)	(4.0)
Adjustments to IFRS		
Share based payments	1.1	0.6
Property revaluation	(0.6)	(0.8)
Goodwill amortisation	(2.8)	–
Pension deficit	1.9	1.4
Intangible asset amortisation	0.4	–
Intangible asset	(8.2)	–
	(8.2)	1.2
	(15.7)	(2.8)

Transition to IFRS (continued)

(f) *Dividends*

Under UK GAAP, dividends are accrued on the balance sheet when they are proposed by the Board. Under IFRS dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. Therefore, only dividends approved in 2004, equivalent to those paid in the period, are charged in 2004 with the result that the final proposed dividend in respect of 2003 amounting to £8.0 million is added back to equity shareholders' funds at 1 January 2004 and £9.5 million is added back at 31 December 2004 in respect of the final proposed dividend of 2004.

(g) *Research and development*

The Group did not capitalise research and development expenditure under UK GAAP. Under IFRS, the Group will be required to capitalise development expenditure if certain criteria, which will include assessing that projects are commercially viable and that the same has been documented, have been met. No adjustment is necessary for 2004 as the required documentation was not in place, but development expenditure on a number of projects have been capitalised in 2005.

(h) Financial instruments

IAS 32 (Financial Instruments: Disclosure and Presentation), and IAS 39 (Financial Instruments: Recognition and Measurement) were adopted on 1 January 2005. For the year ended 31 December 2004 there is no impact on the financial statements. However, between 31 December 2004 and 1 January 2005 there was a £0.4m reduction in equity shareholders' funds to reflect transitional adjustments in respect of fair value.

PART VI

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Set out below is the full text of the results announcement of Laird for the year ended 31 December 2005, announced on 16 March 2006.

"NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR THE REPUBLIC OF SOUTH AFRICA.

Laird

PRESS RELEASE

---

16 March 2006

The Laird Group Public Limited Company

Audited Results for the year ended 31 December 2005

4 for 17 Rights Issue at 325 pence per share

to raise £117.8 million (net of expenses)

and

Acquisition of RecepTec

The Laird Group Public Limited Company ("Laird") today announces the Group's audited results for the year ended 31 December 2005, a 4 for 17 Rights Issue of 37,602,512 New Ordinary Shares at 325 pence per share and the acquisition of the assets of RecepTec Holdings, LLC ("RecepTec"), a leading designer and supplier of satellite digital and other specialist antennae, for a cash consideration of $89.0 million (£51.0 million).

Peter Hill, Chief Executive of Laird, commented:

> *"Over recent years Laird has been transformed from a diversified industrial conglomerate into a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems, which we continue to strengthen and expand both through organic investment and through acquisition. We have made further good progress in 2005, with good growth in underlying profits and earnings.*
>
> *We believe that now is the right time to strengthen Laird's capital base to fund the acquisitions we have announced this year, our investment in organic growth and the ongoing strategic development of the Group."*

Key Points

Audited Results for the year ended 31 December 2005

	2005	*2004*	
	£m	*£m*	
Revenue			
- Continuing operations	**490.3**	345.5	+ 42%
- Discontinued operations	**18.4**	122.5	
	508.7	468.0	+ 9%
Underlying profit before tax [ii]	**55.1**	46.4	+ 19%
Profit before tax from continuing operations	**34.3**	40.6	
Trading cash flow	**34.0**	24.3	+ 40%
Net borrowings	**148.1**	118.6	
Shareholders' funds	**284.3**	260.2	
	p/share	*p/share*	*p/share*
Underlying earnings [ii]	**28.9**	26.3	+ 10%
Basic earnings from continuing operations	**16.0**	20.7	
Dividend	**9.75**	9.2	+ 6%

See explanatory notes below

Highlights

- Revenue from continuing operations increased by 42% to £490.3 million (2004: £345.5 million). Organic revenue growth of 7%.
- Underlying profit before tax of £55.1 million, up 19% compared with £46.4 million in 2004.
- Profit before tax from continuing operations of £34.3 million (2004: £40.6 million).
- Trading cash flow of £34.0 million, up 40% compared with £24.3 million in 2004.
- Underlying earnings per share of 28.9 pence, up 10% compared with 26.3 pence in 2004.
- A final dividend of 6.45 pence per share making a total dividend for the year of 9.75 pence per share, up 6% on the total dividend for 2004.
- Recent acquisitions performing at or ahead of expectations, adding strategically to the Group's market positions and capabilities.
- Further good progress achieved, maintaining the momentum established in recent years.

Explanatory Notes

(i) The results for the year ended 31 December 2005 represent the Group's first full year financial statements prepared under International Financial Reporting Standards. As a consequence, the 2004 results have been amended accordingly.

(ii) Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments.

(iii) The narrative that follows is based on underlying operating profit, profit before tax and earnings per share, as the Directors believe that these provide a more consistent measure of operating performance.

(iv) The average number of shares in issue was 157.9 million in 2005 and 145.6 million in 2004.

Rights Issue

- 4 for 17 Rights Issue of 37,602,512 New Ordinary Shares at 325 pence per share, to raise approximately £117.8 million (net of expenses).
- The Rights Issue will allow Laird to continue to pursue its strategy of delivering profitable growth through the strengthening and development of its two market leading divisions, Laird Technologies and Laird Security Systems.
- The proceeds of the Rights Issue will be used to:
  - strengthen the capital base of the Group;
  - refinance the acquisitions of RecepTec, announced today, Antenex, Inc. announced on 8 March 2006 and Bandlock Corporation and Balance UK announced on 1 March 2006 respectively (approximately £74.3 million);
  - fund deferred consideration, payable in 2006, resulting from acquisitions made in 2004 and 2005 (approximately £8.0 million);
  - fund approximately £8.0 million of costs in connection with the expansion in 2006 of the Group's manufacturing operations and technical capabilities; and
  - provide financing for future acquisition opportunities in the furtherance of the Group's growth strategy.
- The acquisitions of RecepTec, together with those of Antenex, Inc., Bandlock Corporation and Balance UK are expected to be earnings enhancing in 2006.

Acquisition of RecepTec

- RecepTec is a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets, where demand for these antennae has been growing strongly.
- RecepTec also has a wide range of other antennae products, covering FM/AM radio, Digital Audio Broadcast radio, TV, Bluetooth and cellular antennae, complementing Laird Technologies' existing antennae offering.
- RecepTec reported revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.2 million (£10.1 million).
- The consideration for the acquisition is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.
- The acquisition of RecepTec continues the repositioning of Laird to higher growth markets and expands Laird Technologies' product range and technical capabilities, with RecepTec and Laird Technologies together benefiting from the geographic and market spread of the combined businesses.
- The acquisition of RecepTec completed today.

JPMorgan Cazenove is acting as sponsor, bookrunner and broker to Laird. JPMorgan (on behalf of JPMorgan Cazenove) and Rothschild are acting as joint underwriters and Rothschild is acting as financial adviser.

Contacts:

For enquiries:	The Laird Group Public Limited Company Peter Hill, Chief Executive Jonathan Silver, Finance Director Tel: 020 7468 4040	The Maitland Consultancy Brian Hudspith Charlotte Barker Tel: 020 7379 5151
	JPMorgan Cazenove Julian Cazalet Robert Constant Tel: 020 7588 2828	N M Rothschild & Sons Limited Tim Hancock Anselm Frost Tel: 020 7280 5000

This summary should be read in conjunction with the full text of this announcement.

This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy any of the New Ordinary Shares to be issued or sold in connection with the Rights Issue. Any decision to invest in the New Ordinary Shares should only be made on the basis of information in the prospectus which will contain further details relating to the Rights Issue, the Acquisition, the Audited Results and Laird in general as well as a summary of the risk factors to which an investment in the New Ordinary Shares is subject. The prospectus and provisional allotment letters in connection with the Rights Issue are being issued today.

None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares nor the Provisional Allotment Letters has been or will be registered under the United States Securities Act 1933, as amended, or under the applicable securities laws of any state of the United States, any province or territory of Canada, Japan, Australia or the Republic of South Africa. Accordingly, unless a relevant exemption from such requirements is available, neither the New Ordinary Shares nor the Provisional Allotment Letters may, subject to certain exceptions, be offered, sold, taken up, renounced or delivered, directly or indirectly, within the United States, Canada, Japan, Australia or the Republic of South Africa or in any country, territory or possession where to do so may contravene local securities laws or regulations.

JPMorgan Cazenove Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of JPMorgan Cazenove or for providing advice in relation to the Rights Issue or on any matter referred to herein.

J.P. Morgan Securities Ltd., which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of J.P. Morgan Securities Ltd. or for providing advice in relation to the Rights Issue or on any matter referred to herein.

N M Rothschild & Sons Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Laird and for no one else in relation to the Rights Issue and will not be responsible to anyone other than Laird for providing the protections afforded to customers of N M Rothschild & Sons Limited or for providing advice in relation to the Rights Issue or on any matter referred to herein.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Prices and values of, and income from Ordinary Shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement constitute "forward looking statements". These statements, which reflect the Company's beliefs and expectations, are subject to issues and uncertainties that may cause actual results or events to differ materially from those reflected or contemplated in such forward looking statements.

THE LAIRD GROUP PUBLIC LIMITED COMPANY

Audited Results for the year ended 31 December 2005

4 for 17 Rights Issue at 325 pence per share

to raise approximately £117.8 million (net of expenses)

and

Acquisition of the assets of RecepTec Holdings, LLC ("RecepTec")

1. Introduction

Laird announces today the Group's audited results for the year to 31 December 2005, details of which are set out in section 4.

Total Group revenue in 2005 was £508.7 million, 9% up on the £468.0 million of total revenue in 2004. Revenue from continuing operations, that is including acquisitions but excluding the disposals made in 2004 and 2005, was £490.3 million, up 42% on the £345.5 million in 2004. Underlying organic revenue growth from continuing operations was 7%.

Underlying profit before tax was £55.1 million in 2005, 19% higher than £46.4 million in 2004. The Group's underlying operating profit margin increased to 12.9%, from 11.1% in 2004 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before taxation from continuing operations after exceptional items, the amortisation of acquired intangibles and the fair valuing of financial instruments, in 2005 was £34.3 million compared with £40.6 million in 2004.

Underlying earnings per share in 2005 were 28.9 pence, 10% up on the 26.3 pence in 2004.

Laird also announces today its intention to raise approximately £117.8 million (net of expenses) by means of a Rights Issue of 37,602,512 Ordinary Shares at a price of 325 pence per share, payable in full on acceptance. This represents 4 New Ordinary Shares for every 17 existing Ordinary Shares held on the Record Date. The Rights Issue is being made to all Qualifying Shareholders.

Laird also announces today that it has acquired the assets of RecepTec, a market leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the US and European automotive markets, where demand for these antennae has been growing strongly.

The consideration for the acquisition is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments through March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

The acquisition of RecepTec follows the recent acquisitions of Antenex, Inc. announced on 8 March 2006 and Bandlock Corporation and Balance UK announced on 1 March 2006, for a combined consideration of $40.5 million (£23.3 million).

Laird is also expanding its production capacity and technical capabilities to meet future organic growth. This is particularly in Laird Technologies, including the construction of new manufacturing facilities in Shenzhen

and Beijing, China, and the intended opening of a new production facility in Mexico, together with the expansion of Laird Security Systems' facilities in North America. It is anticipated that these expansion costs will be approximately £8.0 million during 2006.

The Rights Issue price of 325 pence per share represents a discount of 27% to the middle market closing price of 443.75 pence per Ordinary Share on 15 March 2006, the last business day before the announcement of the Rights Issue.

The Rights Issue has been fully underwritten by JPMorgan (on behalf of JPMorgan Cazenove) and Rothschild.

Set out below are the reasons for the Rights Issue, details of the Acquisition, and an explanation as to why the Directors believe the Rights Issue is in the best interests of Shareholders as a whole.

2. Background to and reasons for the Rights Issue

Background

Over the last five years the Group has been transformed from a diversified industrial conglomerate to a higher growth, increasingly profitable company focused on two market leading divisions, Laird Technologies and Laird Security Systems.

Lower growth, lower margin and non strategic businesses have been, and where appropriate will continue to be, divested. The two remaining divisions have been and continue to be strengthened and expanded, both through organic investment and through acquisitions which have enhanced the technology, product offering, market positioning and geographic spread of the Group.

The Board believes that now is the appropriate time to strengthen the capital base of the Group, and the net proceeds of the Rights Issue will be used to refinance the acquisition of RecepTec (which completed today), Antenex, Inc., Bandlock Corporation and Balance UK (which completed earlier this year) and to reduce net debt. The proceeds will also provide funding for the expansion of the Group's operations and technical capabilities planned in 2006, and will enable the Group to take advantage of future acquisition opportunities in furtherance of its growth strategy.

Strategy

Laird has established a successful strategy of focusing on higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, but still expanding, low cost manufacturing base, currently in Asia and Central Europe and with the potential to be developed additionally in Mexico and India. Laird's strategy is to focus on specialist markets which provide opportunities for growth, with a global reach which provides advantages compared to many of its more regional or local competitors. By following this strategy Laird has expanded, and intends to continue to expand, the technology, market access, product offering and geographic spread of its two divisions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value.

Benefits of the acquisition

Laird Technologies is a market leader in the design and supply of complementary product offerings in the EMI shielding, thermal, and wireless antennae markets. The division has grown substantially in recent years through the acquisition, integration and organic development of a number of businesses in these areas, each of which has expanded the division's product offering and market position and transformed Laird Technologies' overall capabilities and scale. The division's position has also been enhanced substantially by establishing and expanding its low cost manufacturing activities in Asia and Central Europe.

Laird acquired a capability in antenna technology through the acquisition of Centurion Wireless Technologies in 2004. Centurion has been combined successfully into Laird Technologies, with the enlarged business benefiting from a broader product offering and market base, and enhanced technical capabilities. The acquisition of RecepTec should allow Laird to exploit further the division's revenues from the automotive market. The vertical integration of RecepTec's design, marketing and sales capabilities with

Laird Technologies' own design and manufacturing skills should provide further benefits and enhance the growth opportunities of both businesses benefiting from a broader product market offering and enhanced technical capabilities.

The Board believes that over time the enlarged antennae business should benefit from the greater scale of research and development across the combined businesses, as well as the opportunity for cross-fertilisation of antennae technology development. There is also the potential for RecepTec's business to benefit from Laird Technologies' established position in Europe as well as its strong presence in Asia. RecepTec's strong presence in the automotive and transportation segments has the potential to allow cross-selling of Laird Technologies' EMI shielding and thermal management products into those markets.

Laird's financial performance reflects the transformation achieved in recent years. Positive organic revenue growth has been achieved in each of the last three years, while profit before exceptional items, goodwill amortisation and tax on a UK GAAP basis, has increased from £25.2 million in 2001 to £47.1 million in 2004, a compound annual growth rate of 23%. Underlying profit on an IFRS basis, increased by 19% in 2005 compared to 2004. Laird's operating profit margin, on the same basis, more than doubled from 5.4% in 2001 to 11.3% in 2004 (UK GAAP), and increased in 2005 to 12.9% on an IFRS basis.[1]

Funding

As at 31 December 2005, net borrowings of the Group amounted to £148.1 million with interest cover for the year of 6.2 times. Since the year end, the net indebtedness of the Group has increased, partly as a result of the acquisitions of Antenex, Inc., Bandlock Corporation and Balance UK, which have already completed, and RecepTec, which completed earlier today.

In August 2005 the Group replaced £165 million of loan facilities, which were due to expire in 2008, with £195 million of new committed facilities which will expire in 2010 unless an option is exercised to extend the facilities. The option to extend the facility by one year can be exercised in each of the first two years, if both Laird and the corresponding bank agree. These new facilities, together with the Group's US dollar private placement facilities, which generally expire between 2008 and 2016, provide the Group with total committed facilities of £309 million.

Dividends

The Board's policy on dividends is to increase returns to Shareholders progressively over time, reflecting both the underlying profitability of the Laird Group and the cash flow requirements of the business. The New Ordinary Shares will rank *pari passu* in all respects with the existing Ordinary Shares including for any future dividends paid by the Company.

The Board is recommending a final dividend of 6.45 pence per share, payable to Shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

General

The prospectus providing further details of the Rights Issue and Provisional Allotment Letters will be posted to Shareholders later today. Copies of the prospectus will also be available from The Laird Group Public Limited Company, 3 St. James Square, London SW1Y 4JU.

3. Information on RecepTec

RecepTec is a leader in the design, testing and supply of technically complex, satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets where demand for these antennae has been growing strongly. Through its facilities near Detroit, Michigan, USA and near Hannover, Germany, it is a leading supplier to automotive manufacturers

1 From 2001 to 2004, under UK GAAP, before exceptional items and goodwill amortisation. For 2004 and 2005, under International Financial Reporting Standards, before exceptional items, amortisation for acquired intangible assets, deferred tax on acquired intangible asssets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.

("OEMs") in both these regions and is also a leading supplier into the North American retrofit and retail markets (the "aftermarket"). RecepTec's business is focused on the development of technology and the provision of integrated design solutions to its customers, with product manufacture currently outsourced to suppliers including Laird Technologies.

The consideration payable for the acquisition of RecepTec is $89.0 million (£51.0 million) which comprises an initial payment of $70.0 million (£40.1 million) together with three further payments totalling $19.0 million (£10.9 million) plus interest payable in annual instalments until March 2009, being $5.0 million (£2.9 million) in each of March 2007 and March 2008, and $9.0 million (£5.1 million) in March 2009.

RecepTec had revenue for the year ended 31 December 2005 of $73.7 million (£40.5 million) with operating profit of $9.1 million (£5.0 million) and profit before tax of $8.6 million (£4.7 million). RecepTec has grown rapidly, with the comparable figures for 2004 being revenue of $39.6 million (£21.6 million), and operating profit of $2.5 million (£1.4 million). Gross assets as at 31 December 2005 were approximately $17.3 million (£10.1 million).

RecepTec has a wide range of antennae products, covering Global Positioning System, FM/AM radio, Digital Audio Broadcast radio, TV, Bluetooth and cellular antennae. The majority of its revenues is currently derived from Satellite Digital Audio Radio Services ("SDARS") antennae for the satellite radio market. SDARS automotive antennae are a complex, evolving technology in which RecepTec has established product leadership and strong customer relationships, which enabled it to capture a high market share and deliver significant revenue growth in 2005.

Rapid end market growth for RecepTec's products in the North American market is being driven by increased installation of satellite radio by OEM customers as well as increased uptake rates for hardware installation into the aftermarket. Since its launch in mid 2001, demand for satellite radio has demonstrated strong growth in the US market, attracting more than 9 million subscribers by the end of 2005. This market growth is expected to continue due to:

- increased roll out of satellite technology on US vehicles by the manufacturers themselves (which are now actively promoting this product); and

- increased customer demand through awareness of the product, improvements in the quality of programming and reduced installation costs.

RecepTec's main OEM customers include Audi/Volkswagen, BMW, DaimlerChrysler, GM and Ford. RecepTec also supplies, or has recently supplied, Honda, Hyundai and Kia. RecepTec's design and technology leadership, together with its links to key OEMs gives it a strong market position and it should be well placed to capture future sales growth. Of RecepTec's 2005 revenue, approximately 75% was from OEMs and 25% from the aftermarket.

Sales in North America are complemented by a strong presence in the European region, which makes up approximately one third of sales. The European market is less developed than North America and a significant proportion of sales to European manufacturers currently relates to vehicles exported into North America. Potential opportunities for future growth exist in markets outside North America and Europe, where satellite radio is expected to be launched in India and China; through expanding RecepTec's OEM customer base and through expansion of its product offering into active/passive safety, and intelligent transportation, systems antennae where RecepTec already possesses the applicable technology.

RecepTec was owned by its founders, George Caston and Bernd Leinwetter, a number of senior employees and a consortium of investors including Lear Corporation, PPG Industries and Kathrein-Werke KG. Messrs. Caston and Leinwetter have entered into employment agreements with Laird Technologies for two years. The remaining management of RecepTec are staying with the business, which will be operated as a unit of Laird Technologies, including those manufacturing operations within Laird Technologies which have hitherto supplied RecepTec.

4. Audited results for the year ended 31 December 2005

Results

Laird has made further good progress in 2005, and has again delivered positive organic revenue growth together with good growth in underlying profits and earnings.

Total Group revenue in 2005 was £508.7 million, 9% up on the £468.0 million of total revenue in 2004. Revenue from continuing operations, that is including acquisitions but excluding the disposals made in 2004 and 2005, was £490.3 million, up 42% on the £345.5 million in 2004. Underlying organic revenue growth from continuing operations was 7%.

Underlying profit before tax was £55.1 million in 2005, 19% higher than £46.4 million in 2004. The Group's underlying operating profit margin increased to 12.9%, from 11.1% in 2004 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before taxation from continuing operations after exceptional items, the amortisation of acquired intangibles and the fair valuing of financial instruments, in 2005 was £34.3 million compared with £40.6 million in 2004.

Underlying earnings per share in 2005 were 28.9 pence, 10% up on the 26.3 pence in 2004.

Exceptional costs of £15.5 million were incurred in the year (2004: nil). This was largely as a result of the restructuring of Laird Technologies' Swedish antennae operations and their relocation to Central Europe and of Laird Security Systems' UK window hardware business and the resultant relocation to China, all as originally planned, together with the effects of the Pennsylvania flood in April 2005 and the £4.0 million lease provision made consequent upon the disposal of the business of Permacell Finesse in September.

Net borrowings at the year end were £148.1 million (2004: £118.6 million), representing 52% of shareholders' funds. Interest cover for the year was 6.2 times. There was a trading cash inflow in the year of £34.0 million, compared with an inflow of £24.3 million in 2004. There was a net cash outflow on acquisitions and disposals of £29.1 million compared with £77.3 million in 2004, additional contributions above the normal funding level in 2005 of £1.8 million into the Group's defined benefit pension schemes of £5.8 million, and a cash spend on exceptional items of £4.7 million compared with £2.6 million in 2004.

Continuing dividend growth

In light of the strong results for 2005, the Board is recommending a final dividend of 6.45 pence per share, payable to shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

Laird Technologies

Year ended 31 December	*2005 £m*	*2004 £m*	*Growth*
Revenue	259.4	142.8	82%
Underlying operating profit[2]	37.7	20.7	82%

Partners in design

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries, including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird believes that Laird Technologies is the global market leader in the design and supply of both EMI shielding solutions and wireless cellular handset antennae; it also has an increasing presence in the emerging applications of telematics and Wi-Fi. Laird has also established a growing presence in the design and supply

2 Before exceptional items and amortisation of acquired intangibles.

of thermal management products and solutions for electronic devices. Its products, often co-designed in conjunction with its customers, are critical in protecting or enhancing the performance of electronic devices.

As leading global electronics manufacturers look to focus their internal processes around brand management and sales generation, they look increasingly to Laird Technologies to provide a more comprehensive suite of products, design engineering and testing, as well as integration with their global supply chain and research and development.

Strong growth in revenues and profits

In markets that generally remained buoyant in 2005, Laird Technologies benefited particularly from the strong demand for its EMI shielding and antennae products for the cellular handset market, where industry commentators believe that global unit handset shipments increased by approximately 20% compared with 2004, to approximately 820 million units.

Revenue grew by some 82% in the year to £259.4 million compared with £142.8 million in 2004. This strong growth in revenues was the result of acquisitions, most notably that of Centurion Wireless Technologies which was acquired in October 2004, and the organic revenue growth of 15% achieved in the year.

EMI product line revenues were £135.0 million in 2005, with organic revenue growth of 16%. Antennae revenues were £103.0 million, with organic revenue growth of 36%, while revenues from the lower margin power products were £9.0 million, a decline of 58% organically as programmes became end-of-life and were not replaced. Thermal products revenues were £12.0 million in the year, with the business undergoing a period of consolidation.

Underlying operating profits also grew by some 82%, to £37.7 million, compared with £20.7 million in 2004, as a result of the organic revenue growth, the benefits of acquisitions and the increased levels of production from lower cost countries. Operating margins were maintained, at 14.5%, despite the acquisition of Centurion's lower margin businesses which have a higher "bought in" materials content compared to Laird Technologies' EMI shielding and thermal products.

Benefits of strategic acquisitions

Laird Technologies made two acquisitions in 2005. Cateron, based in Taiwan and with a manufacturing facility in China, was acquired in January for approximately £13.0 million and has performed ahead of expectations. Cateron is believed to be the leading supplier of EMI shielding, fabric over foam gaskets and tape to the global PC notebook market. Its strong position with Taiwanese Original Design Manufacturers has the potential to provide sales of antennae and thermal products and to provide a full service design and supply offering.

The acquisition of Melcor, for approximately £11.0 million, was completed in October 2005. Melcor has facilities in New Jersey, USA and Quanzhou, China. The Company designs and produces thermoelectric coolers, which actively transport thermal energy across a semiconductor junction coupled with electron flow, expanding Laird Technologies' existing thermal product range and broadening its served markets.

The acquisition of Antenex, Inc., for approximately £9.7 million, was announced on 8 March 2006. Antenex, Inc. designs and manufactures a range of antennae products for communications in the transportation, defence, public safety, system and medical sectors, complementing Laird Technologies' existing antennae product offering.

Centurion Wireless Technologies, acquired in October 2004, also performed ahead of expectations. Cost synergies of $5.0 million in 2006, announced at the time of the acquisition, are still expected to be achieved, while the first "synergy" sales have been made. Laird Technologies, including Centurion, shipped 170 million cellular antennae units, a growth of 23% compared with Centurion's shipments in 2004, as a result of strong market demand and market share gains. Strong growth was also achieved in telematics and other wireless antennae shipments. In October 2005 Centurion reached a milestone with the shipping of its one billionth wireless handset antenna.

Operational and geographic development

Asia continues to be of increasing importance to Laird Technologies, both as a growing market and as a low cost manufacturing base, and is also becoming increasingly important as a design and development centre. In 2005, 50% of Laird Technologies' revenues by destination were from Asia (2004: 45%) and 55% of revenues by origin (2004: 33%). At the end of 2005, Laird Technologies had approximately 6,600 employees, of whom 75% were in Asia, the majority in China.

In China, construction of a new 35,000 square metre facility in Shenzhen was completed by the year end, and it is expected that the facility will become operational during the first half of 2006 focusing initially on EMI shielding products. A global production tooling centre for Laird Technologies is also being established there.

Construction of a new 23,000 square metre facility in Beijing for production of wireless handset antennae, and incorporating a major design centre, is well under way, and is expected to be operational by June 2006.

Further expansion in Tianjin will support growth in the production of shielding products for the wireless handset market, as well as thermally or electrically conductive elastomer ("ECE") products and materials. It is expected that from early 2006, the manufacture of ECE products for Asia will be relocated to Tianjin from the USA and Europe. Additional production space was secured in Shanghai to support the increased output of board level shields for the wireless handset market.

Elsewhere in Asia, a new production facility was established in Johor Baru, Malaysia, to provide shielding products for wireless handsets. In Korea two facilities have been consolidated into a new facility in Seoul, to create a single design and sales support centre for all Laird Technologies' products. In Taiwan, facility consolidation has taken place following the acquisition of Centurion and Cateron. Antennae design, prototyping and testing capabilities will be established in both Korea and Taiwan in 2006 to support local customers.

In the USA, the EMI shielding plant in Pennsylvania closed by flood damage in April 2005 was re-opened and order intake was restored. Approximately 20% of the pre-flood production has been relocated permanently to other Laird Technologies facilities, and the head count has reduced by approximately one third. A new flood protection levee has been constructed on site.

In Europe, the two UK facilities were consolidated into one, and the majority of UK manufacturing relocated to Liberec in the Czech Republic where production continues to be expanded. Liberec now supplies the majority of European EMI shielding products. Almost all antennae production from Sweden has been relocated to Beijing, China and to a new facility in Szombathely, Hungary, to supply the Central European electronics manufacturing centres of Laird Technologies' customers.

A new facility is planned for Reynosa, Mexico during 2006, initially for antennae production but with the ability to expand to cover other products, and a feasibility study in 2006 will assess the potential for a similar facility in India.

Technical development

During 2005 Laird Technologies continued to expand and develop its technology capabilities with approximately 370 patents issued and 180 pending and some 280 engineers and technologists were employed worldwide at the year end.

New EMI shielding products under development or commercialised during 2005 included "Eco Green", a fabric over foam product for the consumer electronics industry and the development of a range of mould-in place environmental gaskets.

In antennae, Laird Technologies continues to develop new integrated antennae modules, including the first software controlled antennae, to cope with the increasing complex demands for multiple applications. New antennae products included an enhanced, ceramic based production line for non-cellular frequencies.

A number of new thermal interface products including specialist thermally conductive greases, are being developed. In August, Laird Technologies' T-Pli2000® series gap filler was selected by NASA for use aboard

the space shuttle Discovery. Following the acquisition of Melcor, a new range of enhanced thermoelectric coolers to improve thermal and mechanical performance is planned.

Extending global leadership

Laird Technologies had another successful year in 2005. Its close customer relationships, its increasingly broad product offering, its expanding base of technical expertise and its well established, but still growing, low cost manufacturing base, is expected to provide a sound platform from which to extend further its global leadership positions during 2006.

Laird Security Systems

	2005	2004	Growth
Year ended 31 December	*£m*	*£m*	
Revenue	230.9	202.7	14%
Underlying operating profit[3]	28.1	26.7	5%

Innovative home improvement solutions

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and weather stripping seals.

In recent years the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Benefits of broad market spread

Laird Security Systems' markets were mixed in 2005. In the UK the overall housing market slowed, as did the renovation market, while the markets for replacement windows and conservatories were particularly hard hit. In contrast, the UK social housing market, where Laird Security Systems is a major supplier of composite doors, remained buoyant.

In the USA, the market overall continued to be favourable across all of Laird Security Systems' product lines. In particular the renovation market remained relatively buoyant, as geographically did the Southern US and West Coast markets overall.

Laird Security systems delivered a solid performance in 2005, with continuing revenue up 14% to £230.9 million in the year, compared with £202.7 million in 2004. Organic revenue growth was flat overall for Laird Security Systems as a whole, with a decline of 10% in the UK being offset by positive organic growth of 15% in the USA.

UK revenue from continuing businesses in 2005 was approximately £131.0 million. Of this, 29% represented window hardware, 27% doors, 22% door hardware, and 12% windows and conservatories.

USA revenue in 2005 was approximately £100.0 million. Of this, 60% represented window hardware, 18% seals, 12% door hardware and 10% uPVC extrusions.

Laird Security Systems was again able to show underlying profit growth, of 5%, despite its mixed markets and the adverse impact of commodity prices. Underlying operating profits for 2005 were £28.1 million, compared with £26.7 million in 2004. Operating margin for the year was 12%.

Commodity prices remained volatile overall. Through carefully managing the relationship between input and output pricing, Laird Security Systems was able to contain the adverse effect of higher commodity prices in the year to some £1.0 million.

3 Before exceptional items and amortisation of acquired intangibles.

Portfolio repositioning

In May 2005, Laird Security Systems consolidated its position as the largest UK provider of composite doors to the growing social housing and Housing Association market with the acquisition of Securidor for approximately £6.0 million. This followed the acquisition of Intron in 2003 and Lindman in 2004 and increases further the product range offered to this growing market.

In September 2005, the acquisition of Builders Hardware in California, for approximately £6.0 million, provided an expanded presence in the growing West Coast market and complements the existing door hardware product range in the USA. Profitability should be enhanced by re-sourcing the majority of Builders Hardware's existing product lines to our and our partner suppliers' operations in China.

The acquisition of Builders Hardware was supplemented by the acquisition of Bandlock Corporation in March 2006 for approximately £10.1 million. Bandlock Corporation is a California-based seals and extrusion business, which will provide Laird Security Systems not only with the benefits of a broader product offering close to customers on the US West Coast, but will also complement its existing US seals and extrusions businesses.

Balance UK, acquired on 1 March 2006, supplies a range of heavy duty window balances. This will enhance the product range of Laird's US operations, to which Balance UK will report, allowing sales of these window balances to Laird's existing US customers.

The disposal of the business of Permacell Finesse in the UK, an extruder of rigid uPVC window profiles and cellular uPVC products, was completed in September 2005. Laird Security Systems had a relatively small market share in this business segment, which was also under significant price pressure as a result of high oil and resin prices.

The business was facing increasingly difficult trading conditions, and recorded an operating loss in the year of £0.2 million through the point of sale. Following certain post closing adjustments, the net proceeds received were approximately £5.0 million.

The effect of these acquisitions and the disposal has been to continue to reposition Laird Security Systems towards higher growth markets, particularly in the USA, in line with the Group's strategy. It is expected that this overall strategy will continue to be pursued.

Operational and geographic development

In response to market conditions, headcount in the UK window hardware and components businesses was reduced by some 300 during the year, or some 35% of the combined total in these businesses. The hardware facility in Essex was downsized significantly, with the majority of manufacturing being re-sourced to China. At Laird Lifestyle Products, manufacturing operations were consolidated further, to improve efficiencies and provide a greater emphasis on marketing and product positioning.

In the UK composite door business, the three sites resulting from acquisitions in this sector will be consolidated into two in the first half of 2006, with a capacity expansion at one of the facilities scheduled for completion at the end of the first quarter of 2006. These actions, together with Laird Security Systems' technical capabilities and broad product range, should leave this business well placed to take advantage of the continuing market growth expected in this sector.

In the USA, the window hardware, door hardware, weather seals and uPVC extrusions businesses each had an excellent year, with each product line showing good growth. The capacity expansion at the seals business in the North Eastern US, which was commenced in 2004, became fully operational in 2005. In 2006, capacity of door hardware in the Mid Western US, and of window hardware in the South Eastern US, will be expanded to allow Laird to service increasing demand from customers.

Laird Security Systems in the USA is benefiting from the growing renovation and improvement market, through favourable product trends in its main market segments, and through market share gains, both directly and through the continuing consolidation of its customer base. Laird Security Systems' design capabilities and its high levels of customer service remain key to its success in North America.

In Asia, sales of products manufactured in Asia grew by approximately 15% in 2005. The facilities in Ningbo, China, were expanded during the year. Sourcing from partner suppliers was also expanded; these suppliers are integrated into Laird Security Systems' supply chain, which provides them with engineering expertise, specialised investment and quality control.

Innovation

Laird Security Systems maintained its focus on product innovation and development, continuing to develop its intellectual property portfolio, while acting aggressively to defend successfully a number of attempted patent infringements. There were sales in 2005 from the new Springback sealing product range, innovative new window balance designs, and an increasing range of multipoint locks, all developed since 2003. Laird Security Systems continues with its product innovation and new designs, both to differentiate itself from its competitors and to provide enhanced functionality for its customers.

Design teams in the UK and the USA are being integrated with the engineering, tooling and prototyping capabilities that are now firmly established in Asia. As a result of this initiative, an innovative new range of window hardware products will be introduced into the US market during 2006 and 2007.

Laird Security Systems is targeting its product development to benefit from three macro trends which it sees emerging over the next few years. One is more demanding construction standards in North America, to reduce hurricane damage. A second is higher security allied to ease of use, including electronic access controls, which is seen to be particularly applicable as demographic trends move towards an increasingly ageing population. A third is the expected trend towards even greater insulation and thermal efficiency, as governments and consumers adjust to higher energy prices.

Development of the strategy

Laird Security Systems has continued to provide innovative local solutions to its customers allied to what are believed to be industry leading service levels on a global basis, underpinned by a still expanding low cost engineering and manufacturing capability in Asia. Within the division there is now a much broader presence in a range of markets, products and sales channels, allowing the division to continue its record of profitable growth despite increased commodity prices and some weaker market sectors. Laird Security Systems is reducing its exposure to the mature UK window market and continuing its repositioning to higher growth markets, particularly in North America.

Maintaining the momentum of the Group

Laird has made further progress during 2005, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to focus the Group on its two high quality divisions, both of which have opportunities for growth, together with the investments that have been made to strengthen and develop each of them and to broaden their product and market spread, have again allowed the Group to move forward. The Group intends to continue to pursue and implement this strategy, and is well positioned to make further progress in 2006.

N.J. Keen	**P.J. Hill**
Chairman	*Chief Executive*

Finance Director's Report

International Financial Reporting Standards

The 2005 results have been reported using IFRS accounting policies.

Revenue

Total revenue increased from £468.0 million to £508.7 million in 2005. Revenue from continuing operations increased from £345.5 million in 2004 to £490.3 million in 2005. Revenue from continuing operations increased by 42%.

Revenue from discontinued operations in 2004 was £122.5 million and includes £91.9 million of revenue from Laird Plastics, which was divested in October 2004 and £30.6 million of revenue from Permacell Finesse (PFL) which was divested in September 2005. Revenue from PFL in 2005 up to the date of its disposal was £18.4 million.

Organic growth from continuing operations was 7% and is measured by restating 2005 revenue at 2004 exchange rates and comparing it to revenue in 2004 after including revenue in 2004 for the acquired businesses in the equivalent period not in our ownership. Laird Lifestyle Products revenue is excluded from the calculation as it was purchased from a receiver in September 2004 and was subsequently restructured significantly with a number of product lines being discontinued.

Profit for the year

Profit on ordinary activities before taxation, from continuing operations, was £34.3 million (2004: £40.6 million). After taxation of £9.0 million (2004: £10.4 million) and after the loss from discontinued operations of £5.1 million (2004: £7.0 million profit), profit for the year was £20.2 million (2004: £37.2 million).

Underlying profit before tax in the year was £55.1 million (2004: £46.4 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on sale of businesses and the impact arising from the fair valuing of financial instruments as set out in note 5.

Under the Group's IFRS accounting policies, certain development costs (£2.4 million) have been capitalised and these are partly offset by an increase in the charge (£0.8 million) made for share based payments. The net impact is that underlying profits in the year on an IFRS basis are £1.6 million higher than they would have been under UK GAAP.

Finance costs

Finance costs, net of a fair value adjustment of £1.1 million, were £10.5 million compared to the £5.6 million in 2004, the increase due largely to the funding costs of the acquisitions and to higher US dollar interest rates.

Taxation

The tax charge is equivalent to an average tax rate of 17.3% on underlying profit before tax and is marginally higher than the 17.2% for 2004 (note 6). Profits in the USA are subject to a relatively low charge and should remain so for many years due to tax deductions for amortised goodwill resulting from acquisitions in past years. A growing proportion of profits are also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in note 6.

Earnings

Underlying profit before tax was 19% up on 2004 and with more shares in issue, underlying earnings per share were up by 10% (note 9). Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill.

Basic earnings per share from continuing operations were 16.0p (2004: 20.7p) and 12.8p (2004: 25.5p) on profit for the year.

Cash flow

There was a healthy trading cash flow surplus of £34.0 million in the year.

Analysis of cash flow

	£m
Operating profit – continuing	65.8
– discontinued	(0.2)
Depreciation/asset disposal gain	12.8
Other non cash	(0.8)
	77.6
Increase in working capital*	(14.0)
Capital expenditure less disposals	(17.1)
Interest	(10.3)
Taxation	(2.2)
Trading cash flow surplus	34.0
Dividends	(14.9)
Net cost of acquisitions and disposals	(29.1)
Exceptional costs	(4.7)
Pension contributions above the normal level	(5.8)
Share issues	3.5
Exchange translation movement	(12.5)
Increase in net borrowings	(29.5)

**After adjusting for accruals on exceptional items of £5.0 million in 2005.*

An increase in trade debtors has contributed to the rise in working capital due in part to higher levels of activity but also due to the increasing proportion of the Group's revenues generated in Asia where terms of payment are longer. In addition, some of the increase in working capital arose at PFL which was sold part of the way through the year when working capital levels were higher than would be expected to be the case at the year end.

Capital expenditure of £17.1 million was £4.3 million in excess of depreciation largely due to expansions in capacity to meet demand, with much of the excess occurring in Asia, and in particular in plants supplying products in China for the cellular handset markets.

Cash tax payments were lower than the tax charge due largely to tax repayments in respect of previous years.

Overall, there was a £29.5 million increase in net borrowings as the trading cash surplus was more than offset by dividend payments, the net spend on acquisitions and disposals and by translation movements following the strengthening of the US dollar.

Net borrowings and debt facilities

Net borrowings at the year end increased by £29.5 million compared to 2004, to £148.1 million. As much of the Group's borrowings are in US dollars and the US dollar has strengthened since the end of 2004, £12.5 million of the increase is due to the translation of borrowings using the US Dollar rate at the end of December 2005.

In August 2005, the Group replaced £165 million of bilateral loan facilities which were due to expire in 2008 with new committed facilities of £195 million which will expire in August 2010 unless an option is exercised to extend the facilities. The option to extend the facility by one year can be exercised in each of the first two years, if both Laird and the corresponding bank agree. These new facilities, together with the Group's US dollar private placement facilities which generally expire between 2008 and 2016, provide the Group with committed facilities totalling £309 million.

Currency

The Group's revenue and profits are affected by currency movements on translating overseas revenue and profits into sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods or services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US dollar.

The average exchange rates during the year for the US dollar were 1.82 (2004: 1.83), 1.46 for the Euro (2004: 1.48) and 14.90 for the RMB (2004: 15.18). Average exchange rates in 2005 were not significantly different to 2004 so there was little impact on profits.

The difference in year end exchange rates between 2004 and 2005 for the US dollar and the RMB was more marked with the closing rate for the US dollar in 2005 at 1.72 (2004: 1.92) and for the RMB 13.85 (2004: 15.89). The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans. Due regard is given to the adequacy of the capitalisation levels of foreign subsidiaries and tax considerations in order to obtain relief for interest charges. The translation impact of exchange rate movements at the end of 2005 compared with the end of 2004 increased shareholders' funds by £21.7 million.

Pensions

The Group's defined benefit pension schemes' deficit, measured in accordance with IAS 19, has increased from £14.8 million at the beginning of the year to £16.4 million at the end of the year. Asset values increased by £4.5 million over and above the returns on assets of £4.3 million assumed in the charge to the Income Statement and £5.8 million of additional contributions above the normal contribution level of £1.8 million were paid in. However, these were more than offset by changes in the assumptions used to calculate liabilities; the bond rate used to discount liabilities was reduced from 5.4% in 2004 to 4.75%, adding £9.3 million to liabilities and more conservative mortality assumptions were adopted in moving to the "medium cohort" which added a further £4.6 million to liabilities.

Shareholders' funds

Shareholders' funds at the 2005 year end were £284.3 million (2004: £260.2 million). Profit for the year was £20.2 million to which must be added exchange gains on translation of overseas assets but from which must be deducted dividends paid of £14.9 million and an actuarial increase in the net pension liabilities of £7.9 million.

Group income statement

for the year to 31 December

	Note	*2005* *£m*	*2004* *£m*
Continuing operations			
Revenue		490.3	345.5
Operating profit before amortisation of acquired intangible assets and exceptional items		65.8	47.4
Amortisation of acquired intangible assets		(4.4)	(1.2)
Exceptional items	4	(15.5)	–
Operating profit	3	45.9	46.2
Finance revenue	5	0.8	0.7
Finance costs	5	(11.2)	(6.3)
Financial instruments – fair value adjustment	5	(1.1)	–
Other net finance costs – pension	5	(0.1)	–
Profit before tax from continuing operations		34.3	40.6
Taxation	6	(9.0)	(10.4)
Profit for the year from continuing operations		25.3	30.2
Discontinued operations			
(Loss)/profit for the year from discontinued operations	7	(5.1)	7.0
Profit for the year		20.2	37.2
Earnings per share			
Basic from continuing operations	8	16.0p	20.7p
Diluted from continuing operations	8	15.9p	20.5p
Basic on profit for the year		12.8p	25.5p
Diluted on profit for the year		12.7p	25.2p

Total revenue			
Revenue (from continuing and discontinued operations)		508.7	468.0

Underlying results*	9		
Profit before tax		55.1	46.4
Earnings per share			
Basic		28.9p	26.3p
Diluted		28.6p	26.0p

Dividends declared	10		
Dividends		15.6	14.6
Dividend per share		9.75p	9.2p

* *Before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments.*

Statement of recognised income and expense

for the year to 31 December

		2005	2004
		£m	*£m*
Profit for the year		20.2	37.2
Actuarial losses on retirement benefit obligations	13	(7.9)	(6.1)
Deferred tax	11	(2.0)	1.3
Exchange differences on retranslation of overseas net investments		34.5	(18.6)
Exchange differences on retranslation of loans*		(4.1)	6.3
Exchange differences on net investment hedges		(8.7)	-
Tax on exchange differences	11	1.8	1.4
Total income and expense recognised directly in equity		13.6	(15.7)
Total income and expense recognised during the year		33.8	21.5
Restatement for the effects of IAS 32 and 39		(0.4)	-
Total income and expense recognised for the year		33.4	21.5

* *Exchange differences on retranslation of loans relate to foreign currency loans to overseas subsidiaries.*

Group balance sheet

As at 31 December

	Note	2005 £m	2004 £m
Assets			
Non-current assets			
Property, plant and equipment		81.6	75.6
Intangible assets		364.5	313.4
Deferred tax assets		0.3	–
Other non-current assets		1.3	1.4
		447.7	390.4
Current assets			
Inventories		59.5	57.4
Trade and other receivables		97.0	81.0
Income tax receivable		0.3	2.6
Cash and cash equivalents		23.9	22.2
		180.7	163.2
Liabilities			
Current liabilities			
Borrowings		(6.7)	(6.5)
Derivative financial instruments		(1.4)	–
Trade and other payables		(95.9)	(89.1)
Current tax liabilities		(3.7)	(2.9)
		(107.7)	(98.5)
Net current assets		73.0	64.7
Non-current liabilities			
Borrowings		(165.3)	(134.3)
Income tax payable		(15.7)	(13.3)
Deferred tax liabilities		(23.1)	(15.7)
Retirement benefit obligations	13	(16.4)	(14.8)
Other non-current liabilities		(1.4)	(7.4)
Provisions		(14.5)	(9.4)
		(236.4)	(194.9)
Net assets		284.3	260.2
Capital and reserves			
Equity share capital	11	40.0	39.5
Share premium		155.5	152.2
Retained earnings	11	91.5	71.4
Treasury shares	11	(2.7)	(2.9)
Total shareholders' equity		284.3	260.2

Group cash flow statement

for the year to 31 December

	Notes	2005 £m	2004 £m
Cash flows from operating activities	12		
Cash generated from operations		53.1	46.7
Tax paid		(2.2)	(4.4)
Net cash flows from operating activities		50.9	42.3
Cash flow from investing activities			
Interest received		0.8	0.7
Acquisition of businesses (net of cash acquired)		(35.7)	(90.9)
Purchase of property, plant and equipment		(17.1)	(17.9)
Inflow from sale of businesses		6.9	32.5
Proceeds from sales of property, plant and equipment		–	2.3
Net cash flows from investing activities		(45.1)	(73.3)
Cash flows from financing activities			
Interest paid		(11.1)	(5.7)
Net proceeds from issue of ordinary share capital		3.5	1.5
Proceeds from borrowings		16.0	34.0
Dividends paid to shareholders		(14.9)	(13.0)
Net cash flows from financing activities		(6.5)	16.8
Effects of movements in foreign exchange rates		1.8	(0.4)
Increase/(decrease) in cash and cash equivalents for the year		1.1	(14.6)
Cash and cash equivalents at 1 January	12	20.6	35.2
Cash and cash equivalents at 31 December	12	21.7	20.6

1 Segmental analysis

Primary reporting format – business segments

	Laird Technologies		*Laird Security Systems*		*Laird Plastics*		*Total*	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*	*2005*	*2004*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
Continuing operations								
Revenue	259.4	142.8	230.9	202.7	–	–	490.3	345.5
Segment result before:	37.7	20.7	28.1	26.7	–	–	65.8	47.4
Amortisation of acquired intangible assets	(4.4)	(1.2)	–	–	–	–	(4.4)	(1.2)
Exceptional items	(5.9)	–	(9.6)	–	–	–	(15.5)	–
	27.4	19.5	18.5	26.7	–	–	45.9	46.2
Finance revenue							0.8	0.7
Finance costs							(12.4)	(6.3)
Profit before tax							34.3	40.6
Taxation							(9.0)	(10.4)
Profit for the year from continuing operations							25.3	30.2
Discontinued operations								
Revenue	–	–	18.4	30.6	–	91.9	18.4	122.5
Segment result	–	–	(0.2)	1.4	–	3.1	(0.2)	4.5
(Loss)/profit on disposal	–	–	(7.8)	–	–	3.6	(7.8)	3.6
(Loss)/profit before tax	–	–	(8.0)	1.4	–	6.7	(8.0)	8.1
Taxation	–	–	2.9	(0.2)	–	(0.9)	2.9	(1.1)
(Loss)/profit for the year from discontinued operations	–	–	(5.1)	1.2	–	5.8	(5.1)	7.0
Profit for the year							20.2	37.2
Segment assets	488.8	410.0	139.1	139.2	–	–	627.9	549.2
Unallocated assets	–	–	–	–	–	–	0.5	4.4
Total assets	488.8	410.0	139.1	139.2	–	–	628.4	553.6
Segment liabilities	88.8	76.1	41.2	40.9	–	0.5	130.0	117.5
Unallocated liabilities								
– corporate borrowings	–	–	–	–	–	–	168.4	136.7
– other	–	–	–	–	–	–	45.7	39.2
Total liabilities	88.8	76.1	41.2	40.9	–	0.5	344.1	293.4
Other segment items								
Capital expenditure	14.8	9.6	5.6	6.6	–	0.6	20.4	16.8
Acquisition of assets	23.7	142.4	8.3	20.1	–	–	32.0	162.5
Total additions	38.5	152.0	13.9	26.7	–	0.6	52.4	179.3
Depreciation	7.0	4.9	5.8	5.9	–	0.6	12.8	11.4
Amortisation of intangible assets	4.4	1.2	0.2	–	–	–	4.6	1.2

1 Segmental analysis (continued)

There are no sales between primary reporting segments - all revenue arises from external sales.

Secondary reporting format – geographical segments

The Group manages its business segments on a global basis. The operations are based in four main geographical areas. The parent company is resident in the UK. The main operations in the principal territories are as follows:

UK, Continental Europe, North America, Asia and Rest of World.

The segment revenue analysis in the table below is based on the location of the customer. Segment assets and additions are based on location of production.

	Segment revenue		*Segment assets*		*Total additions*	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Continuing operations						
United Kingdom	144.6	119.4	97.7	90.4	8.3	22.3
Continental Europe	59.3	31.6	57.8	63.8	1.9	3.3
North America	175.9	133.5	394.2	325.9	21.5	149.1
Asia	99.5	56.8	78.2	51.6	20.5	2.9
Rest of World	11.0	4.2	–	–	–	–
	490.3	345.5	627.9	531.7	52.2	177.6
Discontinued operations						
United Kingdom	17.6	30.6	–	17.5	0.1	1.1
Continental Europe	0.8	–	–	–	–	–
North America	–	91.9	–	–	–	0.6
	18.4	122.5	–	17.5	0.1	1.7
Unallocated	–	–	0.5	4.4	0.1	–
	508.7	468.0	628.4	553.6	52.4	179.3

2 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the year. The principal rates used were as follows:

	Average		*Closing*	
	2005	*2004*	*2005*	*2004*
Euros	1.46	1.48	1.45	1.41
US Dollars	1.82	1.83	1.72	1.92
Renminbi	14.90	15.18	13.85	15.89

3 Operating profit before finance costs and tax

	2005 *£m*	*2004* *£m*
Revenue	490.3	345.5
Cost of sales	(360.7)	(251.7)
Gross profit	129.6	93.8
Administration expenses	(83.7)	(47.6)
Operating profit before finance costs and tax	45.9	46.2

Included in administration expenses are £15.5m (2004, £nil) of exceptional items as described in note 4 to the financial statements and £4.4m (2004, £1.2m) of amortisation relating to acquired intangible assets.

	2005 *Continuing operations* *£m*	*2005* *Discontinued operations* *£m*	*2004* *Continuing operations* *£m*	*2004* *Discontinued operations* *£m*
Profit for the year is stated after charging the following items:				
Staff costs	126.1	3.5	85.7	15.3
Cost of inventories recognised as an expense (included in cost of sales)	289.4	11.1	178.6	88.5
Exceptional items	15.5	–	–	–
Research and development expenditure				
Incurred	16.0	–	7.7	–
Capitalised	(2.6)	–	–	–
Depreciation and amortisation				
Property, plant and equipment	12.0	0.8	9.6	1.8
Intangible assets	4.6	–	1.2	–
Operating lease rentals				
Hire of plant and machinery	2.5	–	1.6	–
Other	5.5	–	4.0	–
Auditors' remuneration *				
Audit fees	0.9	–	0.8	–
Tax fees				
– Compliance services	0.5	–	0.6	–
– Planning services	0.6	–	0.6	–
Other services	0.2	–	0.1	–

Fees for non audit services were as follows:

	2005 *£m*	*2004* *£m*
Services supplied to the Company	0.1	0.1
Services supplied to other Group subsidiaries	2.0	2.3
	2.1	2.4

* *In addition, fees of £0.8m (2004: £1.1m) for services largely in respect of acquisitions and disposals were paid to the auditors but not charged against operating profit. Total fees paid to the auditors were £3.0m (2004: £3.2m).*

4 Exceptional items

	2005 £m	2004 £m
Laird Technologies		
Flood costs, before insurance proceeds	4.5	–
Insurance proceeds	(1.3)	
Restructuring costs	2.7	–
Laird Security Systems (UK)		
Plant closure and restructuring costs	4.8	–
Future rental costs for onerous leases	4.0	
Loss on disposal of business	0.8	–
	15.5	–

Notes

(a) There was a flood at a Laird Technologies plant during the year. Asset write offs and clean up costs incurred amounted to £4.5m. Insurance proceeds of £1.3m have been received.

(b) Laird Technologies incurred restructuring costs of £2.7m largely as a result of the integration of acquired companies including the relocation of production from Sweden to Central Europe.

(c) Laird Security Systems incurred restructuring costs of £4.8m largely relating to the closure of plants in the UK and the transfer of production to China.

(d) Following the sale of the business of Permacell Finesse, an onerous lease provision of £4.0m was made for the site that the business presently occupies and which the Group retains.

(e) The total cash outlay for exceptional costs in 2005 was £4.7m.

(f) The tax effect on exceptional items is £3.6m (2004, £nil).

5 Finance costs and revenues

	2005 £m	2004 £m
Interest expense		
Interest payable on bank loans and overdrafts	3.8	2.5
Interest payable on other loans	6.8	3.3
Other finance charges	0.6	0.5
Finance costs	11.2	6.3
Fair value adjustment on interest rate swap	1.1	–
	12.3	6.3
Interest income	(0.8)	(0.7)

6 Taxation

	2005 £m	2004 £m
(a) ***Analysis of the tax charge/(credit) for the year***		
Current tax		
UK corporation tax – continuing operations	3.0	2.7
– discontinued operations	–	0.2
UK corporation tax	3.0	2.9
Overseas tax – continuing operations	5.7	4.5
– discontinued operations	–	0.9
Adjustments in respect of prior years – continuing	(0.8)	(2.2)
– discontinued operations	(0.6)	–
Total current tax charge/(credit)	7.3	6.1
Deferred tax		
Continuing operations	2.5	5.4
Discontinued operations	(2.3)	–
Adjustments in respect of prior years	(1.4)	–
Total deferred tax charge/(credit)	(1.2)	5.4
Tax charge in the income statement	6.1	11.5
The tax charge in the income statement is disclosed as follows:		
Tax charge on continuing operations	9.0	10.4
Tax (credit)/charge on discontinued operations	(2.9)	1.1
	6.1	11.5

	2005 £m	2004 £m
(b) ***Tax included in the statement of recognised income and expense***		
The tax charge/(credit) is made up as follows:		
UK corporation tax – exchange differences	(1.8)	(1.4)
Deferred tax		
Actuarial losses on retirement benefit obligations	2.0	(0.9)
Share based payments	–	(0.2)
Property revaluation surplus	–	(0.2)
	0.2	(2.7)

6 Taxation (continued)

(c) ***Reconciliation of the total tax charge/(credit) for the year***

The tax charge/(credit) in the income statement for the year is lower than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are reconciled below:

	2005 *£m*	*2004* *£m*
Profit before tax from continuing operations	34.3	40.6
(Loss)/profit before tax from discontinued operations	(8.0)	8.1
Profit before tax	26.3	48.7
Profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2004: 30%)	7.9	14.6
Effects of:		
Expenses not deductible for tax purposes	2.6	0.9
Benefits of special tax status	(6.1)	(2.4)
Overseas tax rate differences	2.6	1.2
Adjustments in respect of prior years	(2.8)	(2.2)
Unrelieved tax losses	1.5	–
Other	0.4	(0.6)
Total tax expense reported in the income statement	6.1	11.5

(d) ***Factors that may affect future tax charges***

Since the Group operates internationally, it is subject to income taxes in many different tax jurisdictions. The Group's average expected tax rate is a weighted average of the tax rates in the tax jurisdictions in which the Group operates and may vary depending upon results in each jurisdiction.

7 Discontinued operations

Laird Security Systems divested its window systems business in September 2005. Operating losses were £0.2m in 2005 up to the date of disposal (2004: profit £1.4m). The loss on disposal in 2005 was £7.6m. In October 2004, Laird Plastics was divested and up to the date of its disposal it had operating profits of £3.1m before tax and a tax charge of £0.9m.

	2005 *£m*	*2004* *£m*
Results from discontinued operations:		
Revenue	18.4	122.5
Operating (loss)/profit	(0.2)	4.5
Taxation	–	(1.1)
(Loss)/profit after tax from discontinued operations	(0.2)	3.4
(Loss)/profit on disposal of businesses:		
(Loss)/profit on current year disposals	(7.6)	7.4
Loss on prior year disposals	(0.2)	(3.8)
Taxation	2.9	–
(Loss)/profit after tax on disposals	(4.9)	3.6
(Loss)/profit from discontinued operations	(5.1)	7.0

8 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year divided by the daily average of the number of shares in issue during the year. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable in respect of the acquisition in 2004 of Centurion Wireless Technologies, Inc.

	2005			2004		
	Continuing £m	*Discontinued £m*	*Total £m*	*Continuing £m*	*Discontinued £m*	*Total £m*
Profit after tax	25.3	(5.1)	20.2	30.2	7.0	37.2
	No. of shares (m)	*No. of shares (m)*	*No. of shares (m)*	*No. of shares (m)*	*No. of shares (m)*	*No. of shares (m)*
Basic weighted average shares	157.9	157.9	157.9	145.6	145.6	145.6
Options	1.4	1.4	1.4	1.5	1.5	1.5
Contingent shares	0.3	0.3	0.3	0.4	0.4	0.4
Fully diluted weighted average shares	159.6	159.6	159.6	147.5	147.5	147.5
	Pence	*Pence*	*Pence*	*Pence*	*Pence*	*Pence*
Basic earnings per share	16.0	(3.2)	12.8	20.7	4.8	25.5
Fully diluted earnings per share	15.9	(3.2)	12.7	20.5	4.7	25.2

9 Underlying results

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the period is equivalent to 17.3% (2004: 17.2%) of underlying profit.

	2005 £m	*2004 £m*
Profit for the year	20.2	37.2
Loss/(profit) before tax on sale of businesses	7.8	(3.6)
Taxation from discontinued operations	(2.9)	1.1
Taxation from continuing operations	9.0	10.4
Financial instruments - fair value adjustment	1.1	–
Exceptional items	15.5	–
Amortisation of acquired intangible assets	4.4	1.2
Underlying profit before tax	55.1	46.4
Underlying tax charge (see below)	(9.5)	(8.0)
Underlying earnings	45.6	38.4
Underlying earnings per share basic	28.9p	26.3p
Underlying earnings per share diluted	28.6p	26.0p

9 Underlying results (continued)

The underlying tax charge is calculated as follows:

	2005 £m	2004 £m
Taxation from continuing operations	(9.0)	(10.4)
Adjustments to calculate underlying tax charge:		
Taxation from discontinued operations	–	(1.1)
Taxation on exceptional items	(3.6)	–
Deferred tax on acquired goodwill and intangible assets	3.1	3.5
Underlying tax charge	(9.5)	(8.0)

10 Dividends paid and proposed

On 15 March 2006 the Board declared, subject to approval from shareholders, a final dividend of 6.45p per share (2004: 6.05p). The final dividend will be paid on 2 June 2006 to shareholders registered on 5 May 2006. Dividends are recorded in the financial statements in the period in which they are declared and approved as shown in the table below.

	Dividends paid		Dividends declared	
	2005 £m	2004 £m	2005 £m	2004 £m
Final 2003	–	8.0	–	–
Interim 2004	–	5.0	–	5.0
Final 2004	9.6	–	–	9.6
Interim 2005	5.3	–	5.3	–
Final 2005	–	–	10.3	–
	14.9	13.0	15.6	14.6

	Dividends paid		Dividends declared	
	2005 pence	2004 pence	2005 pence	2004 pence
Final 2003	–	5.60	–	–
Interim 2004	–	3.15	–	3.15
Final 2004	6.05	–	–	6.05
Interim 2005	3.30	–	3.30	–
Final 2005	–	–	6.45	–
	9.35	8.75	9.75	9.20

11 Reconciliation of movements in equity

	Ordinary share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Treasury shares £m	Total £m
At 1 January 2004	35.8	106.6	99.9	(37.8)	(2.9)	201.6
Total recognised income and expense for the year	–	–	33.8	(12.3)	–	21.5
Realisation of property revaluation gain	–	–	–	–	–	–
Exercise of share options	0.2	1.3	–	–	–	1.5
Issue of shares on acquisition of businesses	3.5	44.3	–	–	–	47.8
Share based payments	–	–	0.8	–	–	0.8
Dividends paid	–	–	(13.0)	–	–	(13.0)
At 31 December 2004	39.5	152.2	121.5	(50.1)	(2.9)	260.2
Adjustment for implementation of IAS 32/39	–	–	(0.4)	–	–	(0.4)
At 1 January 2005	39.5	152.2	121.1	(50.1)	(2.9)	259.8
Total recognised income and expense for the year	–	–	12.1	21.7	–	33.8
Exercise of share options	0.5	3.0	–	–	–	3.5
Issue of shares on acquisition of businesses	–	0.3	–	–	–	0.3
Share based payments	–	–	1.6	–	–	1.6
Treasury shares	–	–	–	–	0.2	0.2
Dividends paid	–	–	(14.9)	–	–	(14.9)
At 31 December 2005	40.0	155.5	119.9	(28.4)	(2.7)	284.3

The investment in Laird shares held by the Company ESOP Trust are treated for accounting purposes as treasury shares. At 31 December 2005 the Trust held 1,015,000 shares (2004: 1,015,000 shares) which relate to the Long Term Incentive Plan. The shares held by the Trust had a total market value at that date of £4.3m (2004: £3.2m).

12 Additional cash flow information

Cash generation from operations

Continuing operations

	2005 *£m*	*2004* *£m*
Net profit after taxation	25.3	30.2
Depreciation and other non-cash items		
Depreciation	12.0	9.5
Amortisation of capitalised development costs	0.2	–
Exceptional fixed asset write-downs	2.0	–
Exceptional inventory write-downs	2.1	–
Exceptional loss on disposal of business	0.7	–
Profit on disposal of fixed assets	–	(0.4)
Capitalised development costs	(2.6)	–
Share-based payments	1.6	0.8
Amortisation of acquired intangible assets	4.4	1.2
Financial instruments - fair value adjustment	1.1	–
Pension charges	1.3	0.8
Other net finance costs	10.4	5.6
Taxation	9.0	10.4
Pension contributions	(7.6)	(2.2)
Changes in working capital		
Inventories	(0.3)	(12.3)
Trade and other receivables	(9.3)	(8.2)
Trade, other payables and provisions	5.6	7.0
Cash generated from continuing operations	55.9	42.4

Discontinued operations

Net (loss)/profit after taxation	(5.1)	7.0
Taxation	(2.9)	1.1
Loss/(profit) on disposal of businesses before taxation	7.8	(3.6)
Depreciation	0.8	1.9
Changes in working capital	(3.4)	(2.1)
Cash flow from discontinued operations	(2.8)	4.3
Cash generated from operations	53.1	46.7

Notes

(a) The working capital movement from continuing operations has been reduced by provisions for exceptional items of £5.0m largely relating to an onerous lease provision. The working capital movement increased in 2004 due to exceptional items of £2.6m which were provided for in 2003.

12 Additional cash flow information (continued)

Net cash outflow on acquisitions and disposals

	2005 £m	2004 £m
Acquisition of businesses		
Consideration:		
Cash consideration	(34.1)	(85.4)
Net cash acquired	4.9	5.4
	(29.2)	(80.0)
Deferred consideration paid	(6.5)	(10.9)
Net cash outflow on acquisition of businesses	(35.7)	(90.9)
Borrowings acquired	(0.3)	(18.9)
Disposal of businesses		
Consideration:		
Net cash consideration	6.9	32.9
Net cash disposed of	–	(0.4)
Net cash inflow on disposal of businesses	6.9	32.5

Analysis of movements in net borrowings

Period to 31 December 2005

	At 1 January 2005 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2005 £m
Cash at bank	22.2	(0.5)	–	–	2.2	23.9
Overdrafts	(1.6)	(0.2)	–	–	(0.4)	(2.2)
Loans due within one year	(4.7)	4.0	–	(3.0)	(0.5)	(4.2)
Loans due after more than one year	(133.8)	(20.3)	(0.1)	3.0	(13.8)	(165.0)
Finance leases	(0.7)	0.3	(0.2)	–	–	(0.6)
Total	(118.6)	(16.7)	(0.3)	–	(12.5)	(148.1)

Period to 31 December 2004

	At 1 January 2004 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2004 £m
Cash at bank	37.3	(14.4)	-	-	(0.7)	22.2
Overdrafts	(2.0)	0.1	-	-	0.3	(1.6)
Loans due within one year	(21.8)	26.2	(7.0)	(3.0)	0.9	(4.7)
Loans due after more than one year	(73.3)	(60.4)	(11.2)	3.0	8.1	(133.8)
Finance leases	(0.3)	0.3	(0.7)	-	-	(0.7)
Total	(60.1)	(48.2)	(18.9)	-	8.6	(118.6)

13 Retirement benefit obligations

Pension schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution types.

Approximately 500 (2004: 650) employees are members of seven different defined benefit schemes and these schemes have approximately 1,900 (2004: 1,800) deferred and current pensioners. The employer contributions made to these schemes during the year was £7.6m (2004: £2.2m).

The total assessed value of the schemes' assets at 31 December 2005 at their market value is estimated at £78.2m (2004: £64.6m) and the liabilities estimated at £94.6m (2004: £79.4m). The resultant aggregate net pension liability under IAS 19 is £16.4m (2004: £14.8m). Since last year equity markets have risen, however this increase has not been sufficient to offset reductions in corporate bond yields and higher longevity assumptions for the schemes' members which impact upon the value of discounted liabilities, resulting in a higher aggregate net pension liability.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under IAS 19 at 31 December were as follows:

	2005	*2004*
	£m	*£m*
Annuities	10.2	10.4
Equities	41.6	34.8
Gilts and bonds	20.8	17.2
Other including cash	5.6	2.2
Total market value of assets	78.2	64.6
Present value of scheme liabilities	(94.6)	(79.4)
Deficit in the schemes	(16.4)	(14.8)

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.4% per annum (2004: 4.6%) and those for equities at 7.8% per annum (2004: 8.2%). The returns on the annuities match the relevant liabilities.

The mortality assumption used at the year end is based on 92 series tables with a medium cohort allowance for future mortality improvements to 2015 for pensioners and 2025 for non-pensioners. The future life expectancies are around 2 years longer than those assumed at the last year end.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 2.75% per annum (2004: 2.7%), salary increases of 3.75% per annum (2004: 3.7%) and a discount rate for liabilities of 4.75% per annum (2004: 5.4%).

Analysis of the defined benefit cost for the year ended 31 December:

	2005	*2004*
	£m	*£m*
Current service cost	1.9	2.1
Past service cost	–	–
Gain on settlements or curtailments	(0.7)	(1.3)
Total charge to operating profit	1.2	0.8
Expected return on pension investments	4.4	4.0
Interest on pension liabilities	(4.3)	(4.0)
Total amount of expense relating to finance income	0.1	–
Total charge to income statement before deduction of tax	1.3	0.8

The charge in respect of defined contribution plans was £3.1m during 2005 (2004: £3.3m).

13 Retirement benefit obligations (continued)

Analysis of the amount recognised in the statement of recognised income and expense ("SORIE"):

	2005		*2004*	
	% of Plan assets/ liabilities	*% of £m*	*Plan assets/ liabilities*	*£m*
Actual return less expected return on pension scheme assets	6	4.5	–	(0.1)
Experience (loss)/gain on Plan liabilities	2	1.9	–	–
Loss on change of assumptions	15	(14.3)	8	(6.0)
Total actuarial loss recognised in SORIE	8	(7.9)	8	(6.1)

Changes in the present value of defined benefit pension obligations are analysed as follows:

	2005	*2004*
	£m	*£m*
As at 1 January	79.4	71.1
Current service cost	1.9	2.1
Past service cost	–	–
Interest cost	4.4	4.0
Employee contributions	0.3	0.3
Actuarial gains and losses	12.4	6.0
Benefits paid	(2.5)	(2.5)
Settlement/curtailment gain	(1.8)	(1.3)
Foreign currency differences	0.5	(0.3)
As at 31 December	94.6	79.4

The defined benefit obligation comprises £4.0m (2004: £2.9m) arising from an unfunded plan, and £90.6m (2004: £76.5m) from plans that are wholly or partly funded.

Changes in the fair value of the plan assets are analysed as follows:

	2005	*2004*
	£m	*£m*
As at 1 January	64.6	61.2
Employer contributions	7.6	2.2
Employee contributions	0.3	0.3
Benefits paid	(2.5)	(2.5)
Expected return on assets	4.3	4.0
Asset gain/(loss)	4.5	(0.1)
Settlement gain/(loss)	(1.1)	–
Foreign currency differences	0.5	(0.5)
As at 31 December	78.2	64.6

Employer contributions of £7.6m during 2005 include £5.8m of additional payments made over and above regular contributions.

13 Retirement benefit obligations (continued)

History of experience gains and losses:

	2005	*2004*	*2003*
	£m	*£m*	*£m*
Fair value of plan assets	78.2	64.6	61.2
Present value of defined benefit obligation	(94.6)	(79.4)	(71.1)
(Deficit) in the schemes	(16.4)	(14.8)	(9.9)
Experience adjustments arising on plan liabilities	1.9	–	(0.8)
Experience adjustments arising on plan assets	4.5	(0.1)	0.9

The cumulative amount of actuarial gains and losses recognised in the Group statement of recognised income and expense is £14.0m (2004: £6.1m) since 1 January 2004. The directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group statement of recognised income and expense from the date of inception of the company schemes to 31 December 2003.

The Group estimates that the total value of contributions to defined benefit plans will be £3.2m in 2006, which is expected to include £1.8m of additional contributions to be paid over and above normal contributions.

Within Sweden, the Group operates a plan, included within a multi-employer plan, for its employees which is insured with Alecta. This scheme is a defined benefit plan, but Alecta is currently unable to provide sufficient information to report the Group's proportional share of the defined benefit commitments and the assets under management and expenses associated with the plan. Consequently, Alecta cannot provide the information regarding the Group's proportional share of the surplus or deficit in the plan. As a result, the scheme is reported as if it were a defined contribution plan, although it is actually a defined benefit plan.

14 Other information

The financial information for the year ended 31 December 2005 set out above has been extracted from the 2005 Annual Report and Accounts which have been audited by Ernst & Young LLP who have given an unqualified audit opinion. The Accounts for 2005 are expected to be filed following the Company's Annual General Meeting to be held on 12 May 2006. The Company's 2005 Annual Report and Accounts, including the notice of Annual General Meeting, will be posted to Shareholders on 6 April 2006.

The proposed final dividend will be paid on 2 June 2006 to shareholders registered on 5 May 2006."

PART VII

PRO FORMA STATEMENT OF NET ASSETS FOR LAIRD

The unaudited pro forma net assets statement set out below has been prepared to illustrate the impact of the Rights Issue on the consolidated net assets of the Group. The pro forma net assets statement is based on the consolidated net assets of the Group at 31 December 2005 and has been prepared on the basis that the Rights Issue took place on 31 December 2005.

This information is prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation and, therefore does not represent the Company's financial position or results.

	Group consolidated net assets at 31 December 2005 £m[(1)]	*Adjustments for the Rights Issue £m*[(2)]	*Pro forma Group consolidated net assets at 31 December 2005 £m*
Assets			
Non-current assets			
Property, plant and equipment	81.6	–	81.6
Intangible assets	364.5	–	364.5
Deferred tax assets	0.3	–	0.3
Other non-current assets	1.3	–	1.3
	447.7	–	447.7
Current assets			
Inventories	59.5	–	59.5
Trade and other receivables	97.0	–	97.0
Income tax receivable	0.3	–	0.3
Cash and cash equivalents	23.9	–	23.9
	180.7	–	180.7
Liabilities			
Current liabilities			
Borrowings	(6.7)	6.7	–
Derivative financial instruments	(1.4)	–	(1.4)
Trade and other payables	(95.9)	–	(95.9)
Current tax liabilities	(3.7)	–	(3.7)
	(107.7)	6.7	(101.0)
Net current assets	73.0	6.7	79.7
Non-current liabilities			
Borrowings	(165.3)	111.1	(54.2)
Income tax payable	(15.7)	–	(15.7)
Deferred tax liabilities	(23.1)	–	(23.1)
Retirement benefit obligations	(16.4)	–	(16.4)
Other non-current liabilities	(1.4)	–	(1.4)
Provisions	(14.5)	–	(14.5)
	(236.4)	111.1	(125.3)
Net assets	284.3	117.8	402.1

Notes:

1. The financial information on Laird has been extracted without material adjustment from the Group's balance sheet at 31 December 2005.

2. The net proceeds of the Rights Issue are calculated on the basis that the Company issues 37,602,512 New Ordinary Shares at 325 pence per share, and that the transaction expenses excluding VAT are £4.4 million. The net proceeds have been assumed to reduce the current and non-current portions of borrowings by £6.7 million and £111.1 million respectively.

3. No account has been taken of trading or other transactions since 31 December 2005.

If the Rights Issue occurred at the beginning of the last financial period, assuming that the net proceeds of the Rights Issue were applied to reduce the net debt of the Group, the impact on earnings would have been to reduce the after tax finance costs of external debt.

ERNST & YOUNG

The Directors
The Laird Group Public Limited Company
3 St. James's Square
London
SW1Y 4JU

16 March 2006

Dear Sirs

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Part VII of the prospectus dated 16 March 2006, which has been prepared on the basis described therein in notes 1 to 3, for illustrative purposes only, to provide information about how the Rights Issue might have affected the financial information presented on the basis of the accounting policies adopted by The Laird Group Public Limited Company in preparing the financial statements for the period ended 31 December 2005. This report is required by item 20.2 of Annex I of the EU Regulation 809/2004 (the "PD Regulation") and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of The Laird Group Public Limited Company to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Audited Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of The Laird Group Public Limited Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of The Laird Group Public Limited Company.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of The Laird Group Public Limited Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus, and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus, in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst & Young LLP

PART VIII

ADDITIONAL INFORMATION

1. Responsibility

1.1 The Company and its Directors (whose names appear in paragraph 7 of Part VIII of this prospectus) accept responsibility for the information contained in this prospectus. To the best of the knowledge of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this prospectus is in accordance with the facts and contains no omission likely to affect its import.

1.2 Ernst & Young LLP whose registered address is at 1 More London Place, London SE1 2AF, accepts responsibility for its letter set out in Part VII of this prospectus. To the best of the knowledge of Ernst & Young LLP (who have taken all reasonable care to ensure that such is the case) the information contained therein is in accordance with the facts and contains no omission likely to affect its import.

2. Incorporation

2.1 The Company was incorporated and registered in England and Wales on 4 January 1898 with registered number 55513 under the Companies Acts 1862 to 1893 as a private limited company with the name Charles Cammell and Company Limited. On 13 December 1903 it changed its name to Cammell Laird and Company Limited. On 25 September 1970 it changed its name to The Laird Group Limited. On 19 February 1982 it re-registered as a public limited company and changed its name to The Laird Group Public Limited Company. The principal legislation under which the Company operates, and under which its securities have been created, is the Act.

2.2 The registered office and the principal place of business in the United Kingdom of the Company is at 3 St James's Square, London, SW1Y 4JU (telephone number 020 7468 4040 or, if dialling from outside the United Kingdom, +44 20 7468 4040).

3. Share capital

3.1 At the Annual General Meeting of the Company on 13 May 2005:

(a) the Board was unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in sub-section 80(2) of the Act) up to an aggregate nominal amount of £13,029,000, such authority to expire at the conclusion of the Annual General Meeting of the Company in 2006 or, if earlier, 13 August 2006, save that the Company may, at any time before such expiry, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred had not expired and provided that this authority shall be in substitution for and to the exclusion of any previous authority conferred on the Directors to allot relevant securities;

(b) the Board was empowered, pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) for cash as if sub-section 89(1) of the Act did not apply to any such allotment, such power being limited to the allotment of equity securities in connection with a rights issue or other *pro rata* offer and otherwise to the allotment of equity securities for cash up to an aggregate nominal amount of £1,974,090, such power to expire at the conclusion of the Annual General Meeting of the Company in 2006, or if earlier, 13 August 2006, save that the Company may, at any time before the expiry of such power, make an offer, agreement or other arrangement which would or might require such securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power conferred had not expired.

3.2 During the three years ended 31 December 2003, 2004 and 2005 and for the period between 1 January 2006 and 15 March 2006 (the latest practicable date prior to the publication of this prospectus) there have been the following changes in the authorised share capital and the issued and fully paid share capital of the Company:

(a) in the period between 1 January 2006 and 15 March 2006, 30,000 Ordinary Shares were issued following the exercise of options under the Company's 2003 executive share option scheme. 159,810,676 Ordinary Shares of 25p each were in issue as at 15 March 2006;

(b) in 2005 the issued share capital of the Company was increased by the issue of 1,853,417 Ordinary Shares. 1,781,000 Ordinary Shares were issued following the exercise of options under the Company's 1994 and 2003 executive share option schemes and 72,417 ordinary shares were issued on 15 December 2005 as a partial release of shares held in escrow arising from the acquisition of Centurion Wireless Technologies, Inc. in 2004. 159,780,676 ordinary shares of 25p each were in issue as at 31 December 2005;

(c) an ordinary resolution was passed on 13 May 2005 to increase the authorised share capital from £50,000,000 to £60,000,000 by the creation of an additional 40,000,000 Ordinary Shares of 25p each;

(d) in 2004 the issued share capital was increased by the issue of 14,755,565 Ordinary Shares. 13,903,914 Ordinary Shares were issued as part consideration for the acquisition of Centurion Wireless Technologies, Inc. and 851,651 Ordinary Shares were issued under the Company's 1994 executive share option scheme. 157,927,259 Ordinary Shares of 25p each were in issue as at 31 December 2004; and

(e) in 2003 the issued share capital was increased by the issue of 290,000 Ordinary Shares under the Company's 1994 executive share option scheme. 143,171,694 Ordinary Shares of 25p each were in issue as at 31 December 2003.

3.3 As at 15 March 2006, being the last dealing day prior to the date of this prospectus, the Company held no treasury shares. No shares have been issued other than fully paid.

3.4 The allotment of the New Ordinary Shares will be made by a resolution of the Directors or a duly constituted committee of Directors pursuant to the authority conferred by the Resolution referred in paragraph 3.1 above.

3.5 The Ordinary Shares are in registered form and are capable of being held in certificated form and uncertificated form (that is, in CREST). The register of members is maintained by the registrars, Lloyds TSB Registrars.

3.6 The following table shows the existing authorised and issued ordinary share capital of the Company and the authorised and issued share capital as it is expected to be immediately following Admission.

Existing

Authorised		*Issued and fully paid*	
Amount (£)	*Number*	*Amount (£)*	*Number*
60,000,000	240,000,000	39,952,669	159,810,676

Immediately following Admission

Authorised		*Issued and fully paid*	
Amount (£)	*Number*	*Amount (£)*	*Number*
60,000,000	240,000,000	49,353,297	197,413,188

The number of Ordinary Shares in issue immediately following the Rights Issue assumes that no options or awards are exercised under Laird's Share Schemes between the date of this prospectus and completion of the Rights Issue.

3.7 Pursuant to the Rights Issue, 37,602,512 New Ordinary Shares will, subject to Admission, be issued at a price of 325p per New Ordinary Share. The Rights Issue will result in an overall immediate dilution of 24% of the existing Ordinary Shares. Following the issue of the New Ordinary Shares pursuant to the Rights Issue, Qualifying Shareholders who take up their *pro rata* entitlement in full will suffer no dilution to their interests in the Company. Qualifying Shareholders who do not take up any of their rights to subscribe for the New Ordinary Shares pursuant to the Rights Issue will suffer an immediate dilution of 19% in their interests in the Company. However, the rights of such Shareholders are intended to be sold pursuant to the Underwriting Agreement and the provisions of paragraph 5 of Part III, and any proceeds from such sale (being any premium over the aggregate of the Issue Price and the expenses of procuring subscribers) will be remitted to such Shareholders save that net amounts of less than £5 per holding will not be paid but will be aggregated and retained for the benefit of the Company.

3.8 Following the Rights Issue, the authorised but unissued share capital will be £10,646,703, of which £861,643 is reserved for issue pursuant to the exercise of outstanding options and awards under the Share Schemes.

3.9 The provisions of section 89(1) of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 94(2) of the Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital of the Company.

3.10 Pursuant to an agreement dated 20 August 2004 under which Laird Technologies, Inc. acquired Centurion Wireless Technologies, Inc., certain sellers of Centurion have outstanding rights to 396,086 Ordinary Shares. 72,417 Ordinary Shares have already been issued as a partial release of these shares from escrow. The balance of 323,669 Ordinary Shares is due to be issued on 30 April 2006. Further details of the Centurion agreement are set out in paragraph 17(b) of this Part VIII.

3.11 Other than pursuant to the Rights Issue, the exercise of options and awards granted under the Share Schemes and the Centurion agreement, there is no present intention of the Directors to issue any of the authorised but unissued share capital of the Company.

4. Summary of the memorandum and articles of association

4.1 The memorandum of association of the Company provides that the Company's principal objects are:

(a) to carry out various types of manufacturing and to carry on business as a general commercial company;

(b) to acquire and to hold shares, stocks, debentures, bonds, obligations and securities issued by any company constituted or carrying on business in the United Kingdom or any other part of the world; and

(c) to co-ordinate the administration of companies which are subsidiaries of or otherwise under the control of the Company.

The objects of the Company are set out in full in clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 26 of this Part VIII.

4.2 The Articles contain provisions, *inter alia*, to the following effect:

(a) *Voting rights in respect of Ordinary Shares*

(i) Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings of the Company. Save as otherwise provided in the Articles, on a show of hands, each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

(ii) No member shall be entitled to vote at any general meeting if any call or other sum presently payable by him in respect of shares remains unpaid or if a member has been served by the Directors with a restriction notice in the manner described in paragraph 4.2(b) below.

(b) *Restrictions on Ordinary Shares*

Section 212 of the Companies Act provides a public company with the statutory means to ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.

If a member or any person appearing to be interested in shares in the Company has been duly served with a notice pursuant to section 212 of the Act and is in default in supplying to the Company information thereby required within 14 days from the date of service of such notice the Company may serve on such member or on any such person a notice (a "direction notice") in respect of the shares in relation to which the default occurred ("Default Shares") and any other shares held at the date of the direction notice directing that the member shall not be entitled to be present or to vote at any general meeting or class meeting of the Company. Where the Default Shares represent at least 0.25% in nominal value of the issued shares of the Company of the same class the restriction notice may in addition direct, *inter alia*, that any dividend or other money which would otherwise be payable on the Default Shares shall be retained by the Company without liability to pay interest; and no transfer of any of the shares held by the member shall be registered unless the member is not himself in default in supplying the information requested and the transfer is part only of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer is a restricted share.

(c) *Variation of class rights*

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class of shares may, subject to the Act and any other act relating to companies (the "Statutes"), be modified, abrogated or varied either with the consent in writing of the holders of three fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of sections 369, 370, 376 and 377 of the Act and the provisions of the Articles relating to general meetings shall apply, *mutatis mutandis*, but so that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons holding or representing by proxy at least one third in nominal value of the issued shares of the relevant class (excluding any shares of that class held as treasury shares) and at an adjourned meeting one person holding shares of the class or his proxy. Any holder of shares of the relevant class present in person or by proxy may demand a poll upon which every holder of shares of that class shall be entitled to one vote for every such share held by him. The rights attached to any class of shares shall, unless otherwise expressly provided by the terms of issue of such shares or by the terms upon which such shares are for the time being held, be deemed not to be modified, abrogated or varied by the creation or issue of further shares ranking *pari passu* therewith.

(d) *Alteration of capital*

(i) The Company may by ordinary resolution increase its share capital, consolidate all or any of its share capital into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(ii) Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iii) Subject to the provisions of the Statutes and subject to any provisions contained in the Articles from time to time, all unissued shares of the Company are at the disposal of the Directors.

(iv) Subject to the provisions of the Statutes, any shares may be issued on terms that they are redeemed or liable to be redeemed at the option of the Company or the shareholders on the terms and in the manner provided for by the Articles.

(v) Subject to the provisions of the Statutes, the Company may purchase its own shares (including any redeemable shares).

(e) *Transfer of shares*

(i) Subject to paragraph 4.2(e)(ii) below, the instrument of transfer of a certificated share shall be signed by or on behalf of the transferor (and, in the case of a share which is not fully paid, by or on behalf of the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. All transfers of certificated shares shall be effected by instrument in writing in any usual or common form or any other form which the Directors may approve. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid (whether certificated or uncertificated) provided that where such shares are admitted to the Official List, such discretion may not be exercised in a way which the FSA regards as preventing dealings in the shares of the relevant class or classes from taking place on an open and proper basis. The Directors may likewise refuse to register any transfer of a share (whether certificated or uncertificated) in favour of more than four persons jointly. In relation to certificated shares, the Directors may decline to recognise any instrument of transfer unless it is left at the registered office of the Company or such other place as the Directors may determine, accompanied by the relevant certificate and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do), and unless the instrument is in respect of only one class of share. The registration of transfers may be suspended by the Directors for any period (not exceeding 30 days in any year) except that, in respect of uncertificated shares, the consent of the operator of the relevant system for those shares will first be required.

(ii) Notwithstanding any other provision of the Articles to the contrary, unless otherwise determined by the Directors, any shares in the Company may be held in uncertificated form and title to shares may be transferred by means of a relevant system (in each case as defined in the Regulations) such as CREST.

(f) *General meetings*

(i) Not more than 15 months shall elapse between the date of one annual general meeting and the next.

(ii) If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, or if there are no Directors capable and willing so to act, any two members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

(iii) An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by not less than 14 clear days' notice. The notice shall specify the place, the day and time of meeting and, in the case of any special business, the general nature of that business. A notice calling an annual general meeting shall specify the meeting as such and a notice convening a meeting to pass an extraordinary resolution or a special resolution as the case may be shall specify the intention to propose the resolution as such.

(iv) The accidental omission to give notice of a meeting, or to issue an invitation to appoint a proxy with a notice where required by these Articles, to any person entitled to receive notice,

or the non-receipt of notice of a meeting or of an invitation to appoint a proxy by any such person, shall not invalidate the proceedings at that meeting.

(v) All shareholders present in person or by duly appointed corporate representative, and their duly appointed proxy or proxies shall be entitled to attend all general meetings of the Company.

(g) *Directors*

(i) Unless and until the Company in general meeting shall otherwise determine, the number of Directors shall be not more than 14 and not less than four. Unless otherwise resolved by ordinary resolution in general meeting, the qualification of a Director shall be the holding alone and not jointly with any other person of shares or stock of the Company with a nominal amount of £250.

(ii) No Director shall be disqualified by his office from entering into any contract, arrangement, transaction or proposal with the Company either with regard to his tenure of any other office or place of profit or acting in a professional capacity for the Company or as a seller, buyer or otherwise. Subject to the provisions of the Statutes and save as therein provided, no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director or person connected with him is in any way interested, whether directly or indirectly, shall be liable to be avoided, nor shall any Director who enters into any such contract, arrangement, transaction or proposal or who is so interested be liable to account to the Company for any profit or other benefit realised by any such contract, arrangement, transaction or proposal by reason of such Director holding that office or of the fiduciary relationship thereby established, but such Director shall declare the nature of his interest in accordance with the Statutes.

(iii) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(B) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C) any proposal concerning an offer of securities of or by the Company or any of its subsidiary undertakings in which offer he is, or may be entitled to, participate as a holder of securities or in the underwriting or sub underwriting of which he is to participate;

(D) any contract, arrangement, transaction or other proposal concerning any other body corporate in which he, or any other person connected with him (within the meaning of section 346 of the Act), is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he or any person connected with him do not hold an interest (within the meaning of sections 198-211 of the Act) in 1% or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(E) any contract, arrangement, transaction or other proposal for the benefit of employees of the Company which does not accord him any privilege or benefit not generally accorded to the employees to whom the scheme relates; and

(F) any proposal concerning any insurance which the Company is to purchase and/or maintain for the benefit of Directors or for the benefit of persons who include Directors.

(iv) If any question shall arise at any meeting as to the materiality of an interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(v) Save as provided in the Articles, a Director shall not vote or be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 of the Act) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company.

(vi) Each of the directors shall be paid a fee at such rate as may from time to time be determined by the Directors, but the aggregate of all such fees so paid to the directors shall not exceed £1,000 per annum or such larger amount as may from time to time be decided by ordinary resolution of the Company. Any director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, shall be entitled to receive such remuneration (whether by way of salary, percentage of profits or otherwise) as the Directors may determine. Each director may be paid his reasonable travelling, hotel and other expenses incurred in attending and returning from meetings of the Directors, or any committee of the Directors or of the Company or of the holders of any class of shares or debentures of the Company or otherwise in connection with the business of the Company. The Articles do not permit a director to vote on any resolution of the board concerning his own appointment but he may be counted in the quorum.

(vii) A Director shall be required to retire upon attaining the age of 70 years. Such a retiring Director shall be eligible for re-appointment but must retire at each subsequent annual general meeting.

(viii) At the annual general meeting in every year, one third of the Directors for the time being or, if their number is not three or a multiple thereof, the number nearest to (being at least) shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election or appointment. A retiring Director shall be eligible for re-election.

(ix) The Directors may exercise all the powers of the Company to give or award pensions, annuities, gratuities or other retirement, superannuation, death or disability allowances or benefits to, *inter alia*, any Directors, ex-directors, employees or ex-employees of the Company or of any subsidiary undertaking or parent undertaking of the Company or to the wives, widows, children, other relations and dependants of any such person and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds for the benefit of any such persons.

(h) *Borrowing powers*

(i) The Directors may, save as the Articles otherwise provide, exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and, subject to the provisions of the Statutes, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(ii) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all monies borrowed by the Group and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an ordinary resolution of the Company in general meeting, exceed a sum equal to two and one half times the aggregate of (A) the amount paid up on the issued share capital of the Company and (B) the total of the capital and revenue reserves of the Group (including any share premium account, capital redemption reserve and credit balance on the profit and loss account) in each case, whether or not such amounts are available for distribution, all as shown in the latest audited and consolidated balance sheet of the Group but after such adjustments and deductions (including any amounts attributable to intangibles) as are specified in the relevant Article.

(i) *Dividends and distributions on liquidation to shareholders*

(i) The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors. Subject to the Statutes and any priority, preference or special rights, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

(ii) Subject to the provisions of the Statutes, the Directors may pay such interim dividends as they think fit and may pay the fixed dividends payable on any shares of the Company half yearly or otherwise on fixed dates.

(iii) The Directors may, with the sanction of an ordinary resolution of the Company in general meeting, offer the holders of Ordinary Shares the right to elect to receive new Ordinary Shares credited as fully paid instead of cash in respect of the whole or part of any dividend.

(iv) Any dividend unclaimed for a period of 12 years after it became due for payment shall be forfeited and shall revert to the Company.

(v) On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes, divide amongst the members *in specie* or in kind the whole or any part of the assets of the Company and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out.

(j) *Non-United Kingdom Shareholders*

There are no limitations in the Articles on the rights of non-United Kingdom shareholders to hold, or to exercise voting rights attached to, the Ordinary Shares. However, non-United Kingdom shareholders are not entitled to receive notices unless they have given an address in the United Kingdom to which such notices may be sent.

5. Employees

The table below sets out the average number of people (full-time equivalents) employed by the Group in each of the last three financial years:

	Financial year ended		
	2005	*2004*	*2003*
Laird Technologies	6,237	2,881	1,478
Laird Security Systems	2,641	2,246	2,153
Businesses divested	117	669	513
Total	8,995	5,796	4,144

6. Company's Share Schemes

6.1 *The Laird Group 1994 Executive Share Option Scheme (the "1994 Scheme")*

The 1994 Scheme (as subsequently amended on 11 May 2001) comprises an approved part, which was approved by HMRC on 6 December 1994, and an unapproved appendix. The summary below relates to the approved part and applies also to the unapproved appendix unless expressly indicated to the contrary. No further options can be granted under the 1994 Scheme from 27 November 2004. Subsisting options granted prior to such date are not affected.

(a) *Conditions on exercise*

The performance condition set by the Remuneration Committee for grants made in 2002, the last year in which options were granted under the 1994 Scheme, is that the increase in the Company's earnings per share must not be less than the increase in the United Kingdom Retail Price Index plus an average of 3% per annum over a three year period. If the performance conditions are not met over the original performance period, the Remuneration Committee has the discretion to extend the period up to a maximum of a further two years but keeping the same base year.

(b) *Exercise and lapse of options*

In normal circumstances, an option is capable of exercise at any time between the third and tenth anniversaries of its date of grant provided that any performance or other condition(s) to which it is subject have been fulfilled or waived. An option lapses on the expiry of ten years from its date of grant.

An option will become exercisable immediately (notwithstanding that any condition(s) have not been met) on the death of a participant or on his ceasing to hold office or employment with the Group by reason of injury, disability, redundancy, retirement whether at contractual retirement age or (with the consent of the Board) at an earlier age, the sale or transfer out of the Group of his employing company or business or for any other reason at the discretion of the Board.

On cessation of employment for one of the reasons set out in the preceding paragraph (other than death and retirement within two years after the date of grant), an option is exercisable for the longest of a period of (i) 12 months commencing on the date of ceasing employment (ii) six months commencing on the third anniversary of the date of grant of the option and (iii) six months commencing on the third anniversary of the last occasion prior to such cessation on which the participant exercised an approved share option (not being a savings-related option) in circumstances in which income tax relief was available.

On cessation of employment by reason of retirement within two years after the date of grant, an option becomes exercisable on the later of (i) the first anniversary of the date of grant and (ii) the date of such cessation and remains exercisable for a period of six months from the date of cessation of employment.

On death, an option is exercisable for a period of 12 months from the date of death of the participant and then lapses.

Options may be satisfied by the issue of new Ordinary Shares or by the transfer of existing Ordinary Shares.

(c) *Alterations of share capital*

In the event of any variation in the share capital of the Company, adjustments to the number of Ordinary Shares subject to options and the exercise price may be made by the Board or the trustee in such manner and with effect from such date as the Board or the trustee may determine to be appropriate. In respect of options granted under the approved part of the 1994 Scheme, the prior approval of HMRC is required for any such adjustment. No such adjustment shall take effect until the auditors of the Company have certified that the adjustment is fair and reasonable in their opinion.

(d) *Takeovers and liquidations*

Rights to exercise options early for a limited period also arise if another company acquires Control of the Company as a result of a takeover or a scheme of arrangement. An option may be exchanged for an option over shares in the acquiring company if the participant so wishes and the acquiring company agrees.

If notice is duly given of a resolution for a voluntary winding up of the Company, other than for the purposes of a re-organisation or reconstruction, any subsisting option may be exercised until the commencement of the winding-up (or, if earlier, until the lapse of the option) at which time it lapses.

(e) *Voting, dividend and other rights*

Until options are exercised, participants have no voting or other rights in respect of the Ordinary Shares subject to their options.

Shares issued or transferred pursuant to the 1994 Scheme shall rank *pari passu* in all respects with the Ordinary Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the option.

Options are not assignable or transferable.

(f) *Administration and amendment*

The 1994 Scheme can be administered by the Board (or a duly authorised committee) which may amend the 1994 Scheme by resolution provided that (i) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants to those provisions of the Plan relating to eligibility, the basis of calculation of the exercise price, the limitations on the number of Shares subject to the 1994 Scheme, a participant's maximum entitlement or the basis for determining a participant's entitlement under the 1994 Scheme and the adjustment thereof in the event of a variation in capital, any transfer, dividend and other rights attached to options, the time(s) at which options may be granted and exercised or the termination provisions, except in the case of amendments to obtain or maintain approval by HMRC or any other governmental or regulatory body (ii) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the 1994 Scheme without the prior approval of such of the participants who are entitled to no less than three quarters of all shares to be allotted or transferred and (iii) no amendment may be made to the 1994 Scheme in relation to options to purchase shares without the prior agreement of the Trustee.

No cash or other non-share benefits are available under the Plan.

At any time at which the approved part of the 1994 Scheme is and is intended to remain HMRC approved, no amendment to any key feature of the 1994 Scheme shall have effect until approved by HMRC.

(g) *Termination*

The 1994 Scheme terminated on 27 November 2004.

6.2 ***The Laird Group 2003 Executive Share Option Plan (No. 1) and The Laird Group 2003 Executive Share Option Plan (No. 2) (together known as the "Share Option Plans")***

The following summary relates to the rules of The Laird Group 2003 Executive Share Option Plan (No. 1) (the "No. 1 Plan"). The terms of The Laird Group 2003 Executive Share Option Plan (No. 2) (the "No. 2 Plan") are the same unless expressly indicated to the contrary.

The No. 1 Plan, in addition to the grant of unapproved options, provides for the grant of incentive stock options and non-qualified stock options to eligible employees of the Company's US subsidiaries. The

No. 2 Plan is capable of being approved by HMRC under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003. However, no application has been made to seek HMRC approval for the No. 2 Plan and no options have been granted under it.

The Share Option Plans are administered by the Remuneration Committee of the Board.

(a) *Eligibility*

Any employee (including a Director) of the Company or any participating member of the Group who is required to devote substantially the whole of his working time to his employment or office and, in the case of the No. 2 Plan, subject to complying with any additional requirements stipulated by HMRC, shall be eligible to participate in the Plan. The Board may in its absolute discretion grant options to eligible employees to acquire Ordinary Shares of the Company. When granting options, the Board will take into account both the level of awards made to executives under the 2003 Long Term Incentive Plan and the prevailing share price.

(b) *Timing of and consideration for grant of options*

Options may be granted at any time within the period of ten years from the date of approval by the Company in general meeting, in the case of the No. 1 Plan, and the date of approval by HMRC, in the case of the No. 2 Plan, provided that no option may be granted at any time at which a dealing would not be permitted under the Model Code.

No payment is required for the grant of an option.

(c) *Conditions on exercise*

The Board may grant an option subject to such performance and/or other objective condition or conditions as it in its discretion sees fit. A performance condition attached to an option shall not be capable of variation or waiver unless events happen which cause the Board to consider that such performance condition shall have ceased to be appropriate whereupon the Board may vary or waive such performance condition so that any new performance condition imposed or any variation is in its opinion fair and reasonable and no more difficult to satisfy than the previous performance condition.

The performance condition attaching to options granted under the No. 1 Plan is based on the Company's earnings per share growth adjusted to exclude items which do not reflect the Company's underlying financial performance. The performance criteria applying to the most recent grant of options under the No. 1 Plan in 2005 is (i) growth in the Company's earnings per share of at least the increase in the UK Retail Price Index plus an average of 3% per annum for the three year period ending 31 December 2007 for grants of up to 0.5 of salary or (ii) average annual growth in the Company's earnings per share of at least 3% to 5% per annum, applied *pro rata* to the multiple of salary at time of grant, for the three year period ending 31 December 2007 for grants of 0.5 to one times salary and above. The earnings per share growth is measured from a base point of 25.9p.

The Board will regularly monitor the continuing suitability of the performance conditions and may impose different conditions on options granted in subsequent years having regard to prevailing market conditions.

(d) *Individual limits*

No option may be granted to any individual at any time if, as a result, either:

(i) the aggregate market value of Ordinary Shares subject to that option and to options and other rights granted to him during the preceding financial year of the Company (1) under the Share Option Plans or (2) under any other employee share option scheme (other than a savings-related share option scheme or the 2003 Long Term Incentive Plan) established by the Company, and excluding options which have been deemed never to have been granted, would exceed his basic annual cash salary (which for the avoidance of doubt excludes cash

bonuses and benefits in kind) or, where the Board determines that special circumstances exist, twice his basic annual cash salary; or

(ii) in the case of the No. 2 Plan only, the aggregate market value of Ordinary Shares which are subject to options granted to him under the No. 2 Plan and any other HMRC approved share option scheme (not being a savings-related share option scheme) established by the Company or any associated company of the Company, other than options and rights which have been exercised or lapsed or which have been deemed never to have been granted, would exceed £30,000 or such other limit as may be imposed from time to time by HMRC.

(e) *Overall dilution limit*

On any date, no option may be granted under the Share Option Plans if, as a result, the aggregate number of Ordinary Shares issued or issuable pursuant to grants made during the previous ten years under the Share Option Plans and under all other employee share schemes established by the Company would exceed 10% of the issued ordinary share capital of the Company on that date.

Ordinary Shares that have been the subject of options or rights granted under any share plan which have lapsed shall not be taken into account for the purposes of this limit.

The No. 1 Plan permits the grant of incentive stock options as provided for under the Internal Revenue Code of 1986 (of the United States of America) to employees of the Company's US subsidiaries. The maximum number of Ordinary Shares over which incentive stock options may be granted under the No. 1 Plan is seven million.

The Share Option Plans may use Ordinary Shares purchased in the market and held by the ESOP. It is not intended that the ESOP will hold more than 5% of the Company's issued ordinary share capital at any time without shareholders' approval.

(f) *Exercise price*

The exercise price of an option shall be determined by the Board and shall not be less than the middle market closing price of an Ordinary Share on the dealing day immediately prior to the date of grant (or, in the case only of an option to subscribe for Ordinary Shares, the nominal value of an Ordinary Share, if higher).

(g) *Exercise and lapse of options*

In normal circumstances, an option is capable of exercise at any time between the third and tenth anniversaries of its date of grant provided that the performance condition(s) to which it is subject shall have been fulfilled or waived. An option lapses on the expiry of ten years from its date of grant.

Subject to the fulfilment of the performance condition(s) imposed on exercise unless waived by the Board in exceptional circumstances, an option will become exercisable on the participant ceasing to hold office or employment with the Group by reason of:

(i) death;

(ii) injury, ill-health or disability proved to the satisfaction of the Board;

(iii) retirement, whether at contractual retirement age or, with the consent of the Board, at an earlier age;

(iv) the company employing the participant ceasing to be, or the business to which the participant's office or employment relates being transferred to a person who is not, a member of the Group; or

(v) any other reason if the Board in its discretion so permits;

(each such event described above to be defined as a "Specified Event").

It is intended that on the occurrence of a Specified Event, the applicable performance condition would normally be measured to the date of cessation of a participant's employment.

If the performance condition(s) is or are not satisfied or only partially satisfied at the end of the applicable performance period, the option or the balance of the option that is not capable of exercise shall lapse. There will be no re-testing of the performance conditions.

On cessation of employment by reason of a Specified Event, an option shall be capable of exercise for a period of twelve months commencing on the date of such cessation, or in the case of the No. 2 Plan only such other period not exceeding 42 months from the date of grant of the options as the Board may, in its discretion, determine so as to allow the exercise of an approved option with the benefit of tax relief. An option will lapse on the expiry of the relevant exercise period.

(h) *Alterations of share capital*

In the event of any variation in the share capital of the Company, adjustments to the number of Ordinary Shares subject to options and the exercise price may be made by the Board in such manner and with effect from such date as the Board may determine to be appropriate. In the case of the No. 2 Plan only, the prior approval of HMRC is required for any such adjustment.

(i) *Takeovers and liquidations*

In the event of a takeover, reconstruction, amalgamation or winding up of the Company all subsisting options shall be capable of exercise for a limited period only provided that the performance or any other condition imposed has been fulfilled in accordance with its terms, unless waived by the Board in exceptional circumstances. It is the Board's intention that the relevant performance condition should normally be measured up to the date of the event in question.

In certain circumstances, an option may be exchanged for an option over shares in the acquiring company if the participant so wishes and the acquiring company agrees.

(j) *Voting, dividend and other rights*

Until options are exercised, participants have no voting or other rights in respect of the Ordinary Shares subject to their options.

Ordinary Shares issued or transferred pursuant to the Share Option Plans shall rank *pari passu* in all respects with the Ordinary Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date failing prior to the date of exercise of the option.

Benefits obtained under the Share Option Plans shall not be pensionable.

Options are not assignable or transferable.

(k) *Administration and amendment*

The Share Option Plans will be administered by the Board which may amend the Share Option Plans by resolution provided that (i) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants to those provisions of the Share Option Plans relating to eligibility, the limitations on the number of Ordinary Shares subject to the Share Option Plans, a participant's maximum entitlement or to the basis for determining a participant's entitlement under the Share Option Plans and the adjustment thereof in the event of a variation in capital, except in the case of minor amendments to benefit the administration of the Share Option Plans and amendments to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group and (ii) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the Share Option Plans without the prior approval of the majority of the affected participants.

At any time at which the No. 2 Plan is and is intended to remain HMRC approved, no amendment shall have effect until approved by HMRC.

(l) *Overseas plans*

The Board may at any time and without further formality establish plans in overseas territories, any such plan to be similar to the Share Option Plans but modified to take account of local tax, exchange control or securities laws, regulation or practice. Ordinary Shares made available under any such plan will count against any limits on overall dilution or individual participation in the Share Option Plans save that only newly issued shares will count against the overall dilution limit.

(m) *Termination*

The Share Option Plans may be terminated at any time by resolution of the Board or of the Company in general meeting and shall in any event terminate on the tenth anniversary of (i) the date on which the No. 1 Plan is approved by the Company in general meeting, and (ii) the date on which the No. 2 Plan is approved by HMRC. Termination will not affect the outstanding rights of participants.

(n) The breakdown of outstanding share options for Directors is shown in the table below:

	Number of shares under option as at 31 December 2005	*Exercise price (p)*	*Exercise period*
P. J. Hill			
1994 Executive Scheme	222,873	170.5	10.12.05-10.12.12
2003 Executive No. 1 Plan	145,000	207	02.06.06-02.06.13
	138,800	287.25	12.03.07-12.03.14
	154,000	342.5	18.03.08-18.03.15
	660,673		
G. Drabble			
1994 Executive Scheme	40,000	426	08.09.00-08.09.07
	50,000	306.5	27.11.03-27.11.10
2003 Executive No. 1 Plan	96,000	207	02.06.06-02.06.13
	92,200	287.25	12.03.07-12.03.14
	81,000	342.5	18.03.08-18.03.15
	359,200		
M. L. Rapp			
2003 Executive No. 1 Plan	100,000	207	02.06.06-02.06.13
	70,000	287.25	12.03.07-12.03.14
	81,000	342.5	18.03.08-18.03.15
	251,000		
J. C. Silver			
1994 Executive Scheme	25,000	456.5	10.09.99-10.09.06
	32,000	426	08.09.00-08.09.07
	28,000	334	10.09.02-10.09.09
	40,000	311.5	16.11.03-16.11.10
2003 Executive No. 1 Plan	96,000	207	02.06.06-02.06.13
	92,200	287.25	12.03.07-12.03.14
	81,000	342.5	18.03.08-18.03.15
	394,200		

(o) *Employee outstanding share options*

In addition to those options granted to Executive Directors, the following options granted to employees were outstanding as at 31 December 2005.

Date of grant	*Number of Shares under option at 31 December 2005*	*Exercise price (p)*
1994 Executive Scheme		
19.12.96	55,000	397
27.11.97	76,000	427.5
30.11.98	25,000	143.5
29.11.99	10,000	253
27.11.00	57,000	306.5
15.03.02	26,000	173.5
2003 Executive No. 1 Plan		
02.06.03[1]	471,000	207
12.12.03	30,000	267
12.03.04[2]	466,000	287.25
18.03.05[3]	595,500	342.5
	1,811,500	

The middle market share price at 31 December 2005 was 420p. During the year the share price was in the range 283.75p to 432.5p.

1 A further 12,000 options have been exercised.

2 A further 8,000 options have been exercised.

3 A further 10,000 options have been exercised.

6.3 ***The Laird Group 2003 Long Term Incentive Plan (the "Plan")***

(a) *General*

The Plan was approved by the shareholders of the Company on 9 May 2003. The operation of the Plan is supervised by the Remuneration Committee and the Plan is intended to operate in conjunction with the Company's Employee Share Ownership Trust ("ESOP").

(b) *Eligibility*

Any employee or Director (including an executive director) of the Company or any participating member of the Group who is required to devote substantially the whole of his working time to his employment or office shall be eligible to participate in the Plan. The Board may in its absolute discretion grant awards to acquire Ordinary Shares in the Company to eligible employees. No payment is required for the grant of an award or when an award is exercised unless the award is in the form of an option (or conditional allocation, in the case of US participants) to subscribe for Ordinary Shares, in which circumstances the nominal value of each share under the award shall be payable.

(c) *Awards of shares*

Awards in the form of nil cost options (or, in the case of US participants, conditional allocations) may be granted at any time within the period of ten years from the date the Plan is approved by the Company in general meeting provided that no award may be granted at any time at which a dealing would not be permitted under the Model Code.

The number of ordinary shares which are capable of vesting in a participant will be determined by the Company's performance over a period of three financial years beginning with the financial year in which awards are made (the "Performance Period").

(d) *Conditions on exercise*

The Board may grant an award subject to such performance and/or other objective condition or conditions as it in its discretion sees fit which must be satisfied before an award vests and is capable of exercise. A performance condition attached to an award shall not be capable of variation or waiver unless events happen which cause the Board to consider that such a performance condition shall have ceased to be appropriate whereupon the Board may vary or waive such condition so that any new performance condition imposed or any variation is in its opinion fair and reasonable and no more difficult to satisfy than the previous condition.

The extent to which awards granted to date under the Plan will vest will be determined by reference to the Company's total shareholder return over a three year period relative to FTSE 250 companies (excluding investment trusts). Performance conditions will be measured only over a single three year period. In addition, no awards will vest unless the Remuneration Committee is satisfied that there has been a sustained improvement in the Company's underlying financial performance.

The Remuneration Committee will regularly monitor the continuing suitability of the performance conditions and may impose different conditions on awards granted in subsequent years having regard to prevailing market conditions.

(e) *Individual limit*

No award shall be made to any individual if the value of Ordinary Shares in the Company the subject of all awards made to him under the Plan in respect of any financial year would exceed that individual's basic annual salary (which for the avoidance of doubt excludes cash bonuses and benefits in kind). In setting the level of awards the Remuneration Committee takes into account options granted to executives under the Share Option Plans in the same financial year.

(f) *Overall dilution limit*

On any date no award may be granted under the Plan, if, as a result, the aggregate number of Ordinary Shares issued or issuable pursuant to grants made during the previous ten years, under the Plan and all other employee share schemes established by the Company would exceed 10% of the issued ordinary share capital of the Company on that date. The Plan may use additional shares purchased in the market and held by the Company's ESOP.

It is intended that awards will be satisfied by the transfer of existing shares held in the ESOP.

(g) *Exercise of awards*

An award may not be exercised unless the performance condition has been satisfied other than where it has been waived by the Board in exceptional circumstances. In addition, an award in respect of which the performance condition has been achieved, may not be exercised unless the participant is still an employee of the Group when it exercised, except in the case of a participant whose employment has ceased on account of any of the following reasons:

(i) death;

(ii) injury, ill-health or disability proved to the satisfaction of the Board;

(iii) retirement, whether at contractual retirement age or, with the consent of the Board, at an earlier age;

(iv) the company employing the participant ceasing to be, or the business to which the participant's office or employment relates being transferred to a person who is not, a member of the Group; or

(v) any other reason if the Board in its discretion so permits.

In these circumstances the number of Ordinary Shares in respect of which an award may be exercised will be reduced proportionately by measuring the extent to which the performance

condition is satisfied at the date of cessation of employment and then pro-rating for that part of the Performance Period which has elapsed expressed as a fraction of the whole Performance Period. The Board may in exceptional circumstances determine to waive the performance condition and allow subsisting options to be exercised in full.

An award will, in any event, lapse on the fifth anniversary of its date of grant, if not previously exercised.

(h) *Takeovers and liquidations*

In the event of a takeover, reconstruction, amalgamation or winding-up of the Company, all subsisting awards may be exercised immediately to the extent to which the performance condition is satisfied when measured to the date of the change of Control and then pro-rated for that part of the Performance Period which has elapsed expressed as a fraction of the whole Performance Period. The Board may, in exceptional circumstances, determine to waive the performance condition and allow subsisting options to be exercised in full.

(i) *Alterations of share capital*

In the event of any variation in the share capital of the Company prior to the vesting of an award, such adjustments to the number of Ordinary Shares subject to awards may be made as the Board may determine to be appropriate.

(j) *Voting, dividend and other rights*

Until awards vest, participants have no voting or other rights in respect of the Ordinary Shares subject to their awards.

Ordinary Shares issued or transferred pursuant to the Plan shall rank *pari passu* in all respects with the Ordinary Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date an award vests.

Benefits obtained under the Plan shall not be pensionable.

Awards are not assignable or transferable.

(k) *Administration and amendment*

The operation of the Plan will be supervised by the Remuneration Committee under the direction of the Board which may amend the Plan by resolution provided that (i) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants to those provisions of the Plan relating to eligibility, the limitations on the number of Ordinary Shares subject to the Plan, a participant's maximum entitlement or to the basis for determining a participant's entitlement under the Plan and the adjustment thereof in the event of a variation in capital, except in the case of minor amendments to benefit the administration of the Plan and amendments to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group and (ii) no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the Plan.

(l) *Overseas plans*

The Board may at any time and without further formality establish further plans in overseas territories, any such plan to be similar to the Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Ordinary Shares made available under any such plan will count against any limits on overall or individual participation in the Plan save that only newly issued shares will count against the overall dilution limit.

(m) *Termination*

The Plan may be terminated at any time by resolution of the Board or of the Company in general meeting and shall in any event terminate on the tenth anniversary of the date on which the Plan is approved by the Company in general meeting. Termination will not affect the outstanding rights of participants.

(n) The Directors' interests in the Plan for each of the financial years ended 2003, 2004 and 2005 are as follows:

	1 January 2003	*Granted 2 June 2003*	*Vested in 2003*	*Total as at 31 December 2003*
G. Drabble	–	96,000	–	96,000
P.J. Hill	–	145,000	–	145,000
J.C. Silver	–	96,000	–	96,000

The above awards were granted on 2 June 2003 (calculated with reference to a share price of 207p, the closing mid-market share price on 30 May 2003) and will be exercisable between 2 June 2006 and 2 June 2008, to the extent to which the performance criteria are met.

	1 January 2004	*Granted 15 March 2004*	*Vested in 2004*	*Total as at 31 December 2004*
G. Drabble	96,000	92,200	–	188,200
P.J. Hill	145,000	138,800	–	283,800
J.C. Silver	96,000	92,200	–	188,200

The above awards were granted on 15 March 2004 (calculated with reference to a share price of 287.25p, the closing mid-market share price on 11 March 2004) and will be exercisable between 15 March 2007 and 15 March 2009, to the extent to which the performance criteria are met.

	1 January 2005	*Granted 18 March 2005*	*Vested in 2005*	*Total as at 31 December 2005*
G. Drabble	188,200	81,000	–	269,200
P.J. Hill	283,800	154,000	–	437,800
M.L. Rapp	170,000	81,000	–	251,000
J.C. Silver	188,200	81,000	–	269,200

The above awards were granted on 18 March 2005 (calculated with reference to a share price of 342.5p, the closing mid-market share price on 17 March 2005) and will be exercisable between 18 March 2008 and 18 March 2015, to the extent to which the performance criteria are met.

6.4 *ESOP*

The ESOP was established by a trust dated 7 September, 1990 and is governed by the laws of Jersey. It is administered by an independent professional trustee in the Isle of Man. The purpose of the trust is to facilitate the holding of shares in the Company by its beneficiaries being employees of any company in the Group and certain of their dependants. The ESOP has historically been used to satisfy the exercise of options granted by the Company.

As at the date of this prospectus, 1,015,000 Ordinary Shares are held by the trustee of the ESOP.

The ESOP may be amended by deed made between the Company and the trustee.

7. Directors

7.1 *Directors*

(a) *Chairman (Non-executive)*

Nigel J. Keen MA, FCA

Age 59. Mr Keen was appointed a non-executive Director in 1993 and Chairman in June 2000. He is chairman of the Nominations Committee and a member of the Remuneration Committee. Mr Keen is also Chairman of Axis-Shield plc, Oxford Instruments plc and Deltex Medical Group plc.

(b) *Executive Directors*

Peter J. Hill BSc, MBA, Chief Executive

Age 53. Chartered Engineer. Mr Hill was appointed Managing Director in 2001 and Chief Executive in March 2002. He previously held senior management positions with Invensys plc and BTR plc. Mr Hill is also a non-executive director of Meggitt plc, and an independent board member of United Kingdom Trade & Investment.

Jonathan C. Silver BA, Finance Director

Age 48. Chartered Accountant. Mr Silver joined Laird in 1986 and was appointed to the Board as Finance Director in 1994. Previously, he was Group Treasurer and Corporate Development Manager.

Geoffrey Drabble BSc

Age 46. Chartered Accountant. Mr Drabble joined Laird in 1997 as Managing Director of Laird Security Systems. He was appointed a Director in 2001. Mr Drabble has previously held senior management positions with Black & Decker. He is a non-executive director of Ashtead Group plc.

Martin L. Rapp BS, MS, MBA

Age 45. Professional Engineer. Mr Rapp joined Laird in 1996 as General Manager of the Group's EMI shielding business. He became president of APM, Inc. in 1997. He was appointed Chief Executive of Laird Technologies, Inc. in 2001 and was appointed a Director in January 2005. He has previously held management positions with Monsanto. Mr Rapp is a US citizen.

(c) *Non-executive Directors*

John B. McDowall CBE, BSc

Age 63. Mr McDowall was appointed a Director in 1998. Since May 2005 he has been the senior independent non-executive Director of the Board. He is also a member of the Remuneration, Nominations and Audit Committees. He is chairman of Techniquest and a member of the Council of the University of Glamorgan. Mr McDowall was formerly an executive director of British Steel plc and chairman of Avesta Sheffield AB.

Sir Geoffrey D. Owen BA

Age 71. Sir Geoffrey was appointed a Director in 2000. He is a member of the Remuneration and Audit Committees. Sir Geoffrey is a Senior Fellow at the Institute of Management, The London School of Economics. Sir Geoffrey was formerly the editor of the Financial Times.

Anthony J. Reading MBE, FCA

Age 62. Mr Reading was appointed a Director in September 2004. He is chairman of the Remuneration Committee and a member of the Nominations Committee. He was previously an executive director of Tomkins plc, and earlier held senior management positions with BTR plc.

Mr Reading is also a non-executive director of Spectris plc, e2v technologies plc and George Wimpey plc.

Andrew M. Robb FCMA, FCT

Age 63. Mr Robb was appointed a Director in September 2004. Mr Robb is chairman of the Audit Committee and a member of the Remuneration Committee. He was previously the Finance Director of Pilkington plc and P&O Steam Navigation Co. Mr Robb is a non-executive director and chairman of the Audit Committee of Corus Group plc, Kesa Electricals plc and Paypoint plc.

Dr. William R. Spivey BS, MS, PhD

Age 59. Dr Spivey was appointed a Director in September 2002. He is a member of the Remuneration Committee. He was formerly President and CEO of Luminent, Inc., having previously held senior management positions with AT&T Corporation and Lucent Technologies Inc. He is a non-executive director of the Raytheon Company, Novellus Systems, Lyondell Chemical, ADC Telecommunications and Cascade Microtech Inc. Dr Spivey is a US citizen.

(d) The current business address of each of the Directors is 3 St James's Square, London SW1Y 4JU.

(e) All companies and partnerships of which each of the Directors has been a member of the administrative, management or supervisory bodies or partner at any time in the five years preceding the date of this prospectus in respect of companies other than the Company and other members of the Group are as follows:

Director/Senior Manager	*Position in Laird*	*Company/Partnership*	*Directorship still held*
G. Drabble	Executive Director	Ashtead Group plc	YES
P.J. Hill	Chief Executive	Meggitt plc	YES
		Oxford Instruments plc	NO
J.B. McDowall	Non-executive Director	North Wales Science	YES
		Techniquest	YES
		Techniquest Enterprises Limited	YES
G.D. Owen	Non-executive Director	Pasold Research Fund Limited	YES
M.L. Rapp	Executive Director	None	N/A
A.J. Reading	Non-executive Director	e 2 v Technologies plc	YES
		George Wimpey plc	YES
		Spectris plc	YES
		Tomkins plc	NO
		Tomkins Corporation	NO
		Tomkins Industries, Inc.	NO
		Air Management Systems, Inc.	NO
		Air Materials, Inc.	NO
		Air Systems Components LLP	NO
		American Metal Products Co	NO
		AMP Industrial Mexicana S.A. de C.V.	NO
		Aplicadores Mexicanos, S.A. de C.V.	NO
		Aquatic Industries, Inc.	NO
		Auto Industrial de Partes S.A. de C.V.	NO
		Bethlehem Divesture Corp.	NO
		Bridge Products International, Inc.	NO
		Buffalo Holding Company	NO
		Carriage House Fruit Co.	NO
		Conergics Corporation	NO
		Dearborn Mid-West Conveyor Co.	NO

Director/Senior Manager	*Position in Laird*	*Company/Partnership*	*Directorship still held*
A.J. Reading *(continued)*	Non-executive Director	Dexter Axle Company	NO
		Dexter Axle Trucking Co.	NO
		Epicor Industries, Inc.	NO
		Hart & Cooley Inc.	NO
		Hart & Cooley Trucking Co.	NO
		Hytec Inc., USA	NO
		Lasco Bathware Inc.	NO
		Lasco Bathware Trucking Co.	NO
		Lasco Composites	NO
		Lasco Fittings, Inc.	NO
		Lasco Materials, Inc.	NO
		Lasco Panels, Inc.	NO
		Lau Industries	NO
		Mayfran International, Inc.	NO
		Pegler, Inc.	NO
		Penn Ventilation, Inc.	NO
		Philips Products, Inc.	NO
		Philips Products Trucking Co.	NO
		Ruskin Company	NO
		Ruskin Service Co.	NO
		Ruskin (Thailand) Co. Ltd	NO
		Schrader Bridgeport International Inc.	NO
		Smith & Wesson Corporation	NO
		Smith & Wesson, Inc.	NO
		Smith & Wesson Distributing, Inc.	NO
		Standard-Thomson Corporation	NO
		Stant Corporation	NO
		Stant Manufacturing, Inc.	NO
		Stant Mexico S.A. de C.V.	NO
		Trico Componentes S.A. de C.V.	NO
		Trico Holding Corporation	NO
		Trico Products Corporation of Tennessee	NO
		Trico Products Corporation	NO
		Trico Technologies Corporation	NO
		Unifield Industries, Inc.	NO
		Ward Accessories, Inc.	NO
		Warrior Window Installation, Inc.	NO
A.M. Robb	Non-executive Director	Alfred McAlpine plc	NO
		Alma Atlas Investments Limited	NO
		Corus Group plc	YES
		Elders Glass Limited	NO
		Kesa Electricals plc	YES
		PayPoint plc	YES
		Pilkington plc	NO
		Pilkington Brothers Limited	NO
		Pilkington Brothers Superannuation Trustee Limited	YES
		Pilkington Finance Limited	NO
		Pilkington (Forex) Limited	NO
		Pilkington (Glass Technologies) Limited	NO
		Pilkington Micro-Electronics Limited	NO
		Pilkington Overseas Holdings Unlimited	NO

Director/Senior Manager	*Position in Laird*	*Company/Partnership*	*Directorship still held*
A.M. Robb *(continued)*	Non-executive Director	Pilkington Overseas Holdings (1991) Unlimited	NO
		Pilkington Overseas Investments Limited	NO
		Pilkington Superannuation Investments Limited (Dissolved)	NO
		Pilkington Supplementary Pension Scheme Trustee Limited (Dissolved)	NO
		Shanghai Yaohua Pilkington Limited	NO
		Villamoor Limited	NO
J.C. Silver	Finance Director	None	N/A
W.R. Spivey	Non-executive Director	Novellus Systems Inc	YES
		The Raytheon Company Inc	YES
		Lyondell Chemical Inc.	YES
		ADC Telecommunications Inc.	YES
		Cascade Microtech Inc.	YES
N.J. Keen	Chairman	Accelerated Technology Limited	NO
		Axis-Shield plc	YES
		Channel Islands Development Corporation Limited	YES
		Cygnus Limited	NO
		Cygnus Group Limited	NO
		Cygnus Venture Partner Limited	YES
		The David Shepherd Wildlife Foundation	YES
		Deltex Inc, Connecticut	NO
		Deltex Medical Group plc	YES
		Deltex Medical Holdings Limited	NO
		Deltex Medical Holdings, Inc	YES
		Deltex Medical, Inc, Maryland	YES
		Deltex Medical, Inc, Texas	NO
		Deltex Medical Limited	YES
		Imperialise Limited	YES
		Oxford Instruments Molecular Biotools Limited	YES
		Oxford Instruments Overseas Holdings Limited	NO
		Oxford Instruments Pension Trustee Limited	YES
		Oxford Instruments plc	YES
		Siemens Magnet Technology Limited	NO
		Venture Research International Limited	YES
		Vista Ventures Limited	NO

None of the Directors has convictions relating to fraudulent offences within the last five years.

Save as disclosed below, none of the Directors has, within the previous five years, been a director or senior manager of any company at the time of any bankruptcy, receivership or liquidation.

In liquidation

Company	*Director*	*Country*
Instrument Specialties Europe SA	M.L. Rapp	Belgium
Burnley Engineering Products Limited (put into Creditors' Voluntary Liquidation 29.10.2003)	P.J. Hill	England

Company	*Director*	*Country*
Cammell Laird (Shiprepairers) Limited (put into Creditors' Voluntary Liquidation 03.02.2003)	P.J. Hill/J.C. Silver	England
J B Howie Limited (put into Creditors' Voluntary Liquidation 03.02.2003)	P.J. Hill/J.C. Silver	England
J Gordon Alison & Company Limited (put into Creditors' Voluntary Liquidation 29.10.2003)	P.J. Hill/J.C. Silver	England
Laird Nominees (No. 5) Limited (put into Creditors' Voluntary Liquidation 29.10.2003)	P.J. Hill/J.C. Silver	England
Moorgreen Metal Industries Limited (put into Creditors' Voluntary Liquidation 29.10.2003)	P.J. Hill/J.C. Silver	England
Solartex Limited (put into Creditors' Voluntary Liquidation 29.10.2003)	P.J. Hill/J.C. Silver	England
The Patent Shaft Steel Works Limited (put into Creditors' Voluntary Liquidation 28.10.2003)	P.J. Hill/J.C. Silver	England
Vanefield Limited (put into Creditors' Voluntary Liquidation 28.10.2003)	P.J. Hill	England
Western Shiprepairers Limited (put into Creditors' Voluntary Liquidation 03.02.2003)	P.J. Hill/J.C. Silver	England

The liquidation of Instrument Specialities Europe was completed in 2003. All the other companies in liquidation ceased trading between 1975 and 1993 and the liquidators appointed to those companies continue to refer historical liability claims from former employees to those company's insurers. One of the insurers, Chester Street Insurance Holdings Limited (in Scheme of Arrangement) ("CSHL") is insolvent and is only paying 5% of the total agreed claims, with the Financial Services Compensation Scheme paying 95% of the remaining agreed claims against CSHL. Whilst the liquidators continue to process these claims in the ordinary course the final quantum of claims against these companies, both in terms of volume and monetary values and what insurers will accept, is unknown at present. The Company has written off its investment in all those companies to nil and the Directors do not expect the combination of any or all of these claims to have a material adverse effect on the financial position of the Laird Group.

None of the Directors has, within the previous five years, received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) and none of the Directors has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

None of the Directors has any potential conflicts of interest between his duties to the Company and his private interests or other duties.

No Director has, or has had, any interest in any transaction effected by the Company or any of its subsidiaries which is or was unusual in its nature or conditions or significant to the business of the Group and (in any such case) was effected during the current or immediately preceding financial year of the Company or during an earlier financial year and remains in any respect outstanding or unperformed.

7.2 *Executive Directors' service contracts*

Each of the executive Directors has a service contract. Mr Drabble, Mr Hill and Mr Silver have service contracts dated 8 March 2004. In line with the Company's policy, the executive Directors' service contracts are not for a fixed term and provide for twelve months' written notice of termination from either party. Mr Rapp's service contract is dated 31 December 2004. Mr Rapp's service contract is with Laird Technologies, Inc. and he has a side letter dated 31 December 2004 from the Company in respect of his appointment as an executive Director. Mr Rapp's appointment as a Director is for an initial period of three years but is subject to termination provisions in his service contract.

	Office held	Office held since
G. Drabble	Executive Director	3 August 2004
P.J. Hill	Chief Executive	13 March 2002
J.C. Silver	Finance Director	1 October 1994
M.L. Rapp	Executive Director	1 January 2005

7.3 ***Remuneration for executive Directors***

The current policy for providing remuneration for the executive Directors is to have an incentive driven remuneration package which promotes the alignment of interests of executive Directors and Shareholders. That policy is based upon the following principles:

(a) The need to link remuneration to achieving strategic objectives and to sustainable long-term corporate success;

(b) The reward opportunity offered to executive directors should be sufficiently competitive to recruit and retain management of the appropriate calibre and experience; and

(c) The need to provide a total compensation package which reflects the international complexity of the Group's operations.

The executive Directors receive base salary, annual performance awards up to a maximum percentage of base salary, pensions and other benefits, and long term performance awards. Basic salaries, benefits and performance awards of the executive directors are reviewed annually by the Remuneration Committee. Base salaries are determined by reference to an appropriate comparator group of companies which is reviewed annually. Benefits comprise the provision of a car or car allowance, life, disability and health insurance, participation in the annual performance scheme and membership of a pension scheme. Neither performance incentive awards nor benefits in kind are pensionable.

Performance linked incentives are a key component of the total remuneration package and in 2003, the Remuneration Committee proposed a new framework for share incentive awards, encompassing new executive share option plans and the 2003 Long Term Incentive Plan, which was approved by Shareholders at the 2003 Annual General Meeting.

7.4 ***Executive Directors' entitlement to benefits under service contracts***

(a) Mr Drabble, Mr Hill and Mr Silver have service contracts with The Laird Group Public Limited Company. In 2005 Mr Drabble received a basic salary of £285,125, Mr Hill received £542,000 and Mr Silver received £285,125. Mr Rapp's service contract is with Laird Technologies Inc. and is governed by Delaware law. Mr Rapp received a basic salary of US$400,000 in 2005.

(b) The Directors are eligible to participate in the Company's Annual Performance Incentive Scheme, awards under which are determined by the Remuneration Committee. For the UK executive Directors, up to a maximum of 75% of base salary can be earned and for Mr Rapp the maximum is 100%. The level of the award for 2005 took account of the improvement in the financial performance and the achievement of specific financial targets and progress in meeting defined key strategic objectives of the Group.

(c) The Directors are eligible to participate for annual awards of shares under the Share Schemes, further details of which are described in paragraph 6 of this Part VIII.

(d) The Company shall reimburse all reasonable travelling, hotel and other out-of-pocket expenses incurred by the Director in or about the performance of their duties.

(e) The Directors are entitled to 30 days' holiday per annum (Mr Rapp: 25). In the event that the appointment of the Director is terminated for any reason the Director is entitled to pay in lieu of accrued holiday.

(f) Pensions

Mr Drabble, Mr Hill and Mr Silver are members of a UK group contributory defined benefits plan, which is supplemented, where necessary, by unfunded arrangements to maintain the same level of benefits as if the earnings cap did not apply. The main benefits are: on retirement at age 60, a maximum pension of two thirds final salary (excluding bonuses and other benefits), dependent on service; on death in retirement, a dependant's pension of 60% of the member's pension; on death in service, a lump sum of four times salary and a dependant's pension of 20% of salary or 60% of the member's expected pension if higher. The changes to the tax regime applying to UK pension schemes as a result of the Finance Act 2004, which are due to take effect from 6 April 2006, are being reviewed.

Pensions in payment increase by the lesser of the increase in the retail price index or 8.5% per annum compound. Transfer values provided on leaving service do not include any allowances for discretionary benefits.

	Age at 31.12.05	*Transfer of accrued pension at 31.12.04 £000*	*Directors' contributions in 2005 £000*	*Service at 31.12.05 (in years)*	*Accrued deferred pension at 31.12.05* £000 p.a.*	*Increase in deferred pension during the year £000*	*Increase in accrued pension during the year (net of inflation) £000*	*Transfer value of accrued pension at 31.12.05 £000*	*Change in transfer value over the year** £000*
G. Drabble	46	469	5	8	73	11	10	601	127
P.J. Hill	53	542	5	4	70	23	22	905	358
J.C. Silver	48	919	14	19	119	11	8	1,098	165

* payable at normal retirement age

** after deduction of Directors' contributions

Mr Rapp, who is based in the USA, is a member of an employee managed defined contribution program to which Laird Technologies, Inc. makes a 50% match of the member's contributions up to 6% of gross earnings. The amount paid in 2005 was £3,850.

7.5 ***Breakdown of remuneration for executive Directors***

	Salaries and fees		*Benefits*		*Performance related remuneration*		*Total*	
	2005 £000	*2004 £000*	*2005 £000*	*2004 £000*	*2005 £000*	*2004 £000*	*2005 £000*	*2004 £000*
P.J. Hill	542	439	15	15	291	355	848	809
G. Drabble	285	272	23	19	137	182	445	473
M.L. Rapp	240	–	15	–	183	–	438	–
J.C. Silver	285	272	9	9	168	187	462	468

Mr Hill was a non-executive director of Meggitt plc during the year and he is entitled to retain the non-executive director's fees of £37,000 which he received. Mr Hill was also an independent board member of UK Trade & Investment for part of the year and he is entitled to retain the fees of £4,800 which he received.

Mr Drabble was a non-executive director of Ashtead Group plc for part of the year and he is entitled to retain the non-executive director fees of £17,436, which he received.

7.6 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any Director.

7.7 ***Benefits on termination of executive Directors' service contracts***

The Company's policy on termination of executive service contracts is to comply with the contractual terms and conditions set out in such contracts. The Company may, at its election, make a payment in lieu of notice. The payment would be calculated as the total of the Director's basic salary plus the value of his benefits, in each case by reference to the period of the unexpired notice of termination.

7.8 *Terms of appointment of non-executive Directors under letters of appointment*

The non-executive Directors do not have service contracts but their appointments are subject to review every three years and the rotation provisions of the Company's Articles. The non-executive Directors terms are also governed by their letters of appointment.

Mr Nigel J. Keen. Non-executive Chairman. Mr Keen was first appointed a non-executive Director on 1 January 1993. He was appointed Chairman on 5 June 2000. The initial term of the appointment was three years. Mr Keen's initial fee under the terms of his letter of appointment was £125,000 per annum. For more details of Mr Keen's current fee please see paragraph 7.9 of this Part VIII. Mr Keen's fee is based on the assumption that he spends on average two days per week on the Company's business. Mr Keen's fee is subject to change if the amount of time that he is required to commit increases or decreases significantly. The agreement for his appointment can be terminated by Mr Keen or the Company with not less than six months' notice in writing served by either party on the other. Under the terms of the letter of appointment the Company is to provide appropriate support at head office such as secretarial support.

Mr John B. McDowall. Non-executive Director. Mr McDowall was appointed a non-executive Director on 30 November 1998. The initial term of the appointment was three years. The initial fee for Mr McDowall under the terms of his letter of appointment was £20,000 per annum. For details of Mr McDowall's current fee please see paragraph 7.9 of this Part VIII. The letter states that Mr McDowall is entitled to reimbursement of all reasonable travel, accommodation and subsistence expenses incurred whilst on Company business. Mr McDowall was required under the letter of appointment to hold at least 1,000 Ordinary Shares in the Company. Prior to purchasing such shares Mr McDowall was to seek approval from the Chairman.

Sir Geoffrey D. Owen. Non-executive Director. Sir Geoffrey was appointed a non-executive Director on 1 January 2000. The initial term of the appointment was three years. The initial fee for Sir Geoffrey was £20,000 per annum. For more details of Sir Geoffrey's current fee please see paragraph 7.9 of this Part VIII. The terms of Sir Geoffrey's appointment are the same as those for Mr McDowall.

Mr Anthony J. Reading. Non-executive Director. Mr Reading was appointed a non-executive Director on 1 September 2004. The initial term of the appointment was three years. The initial fee for Mr Reading under the terms of his letter of appointment was £30,000 per annum. For more details of Mr Reading's current fee please see paragraph 7.9 of this Part VIII. The appointment is subject to termination if he:

(i) ceases to be qualified to act as a Director of the Company;

(ii) resigns by written notice; or

(iii) is not re-elected under the Articles.

The letter states that Mr Reading is entitled to reimbursement of all reasonable travel, accommodation and subsistence expenses incurred whilst on Company business. Under the terms of the appointment there is no entitlement to compensation for loss of office but Mr Reading would be entitled to any part of the annual fee or any special fees which have accrued but are unpaid. Mr Reading is also required to hold 1,000 Ordinary Shares in the Company. Mr Reading is allowed to hold other appointments so long as they do not conflict with the interests of the Company or the Company gives its consent to such an appointment. Mr Reading is required to notify the Company of any other appointment prior to accepting it and has a duty to disclose any material changes in relation to such an appointment if that appointment is as a Director of another public company.

Mr Andrew M. Robb. Non-executive Director. Mr Robb was appointed a non-executive Director on 1 September 2004. The initial term of the appointment was three years. The initial fee for Mr Robb was £30,000 per annum. For more details of Mr Robb's current fee please see paragraph 7.9 of this Part VIII. The terms of his appointment are the same as those for Mr Reading.

Dr William R. Spivey. Non-executive Director. Dr Spivey was appointed a non-executive Director on 1 September 2002. The initial term of the appointment was three years subject to rotation under the articles. The initial fee under the terms of his letter of appointment was £39,000 per annum. The fee comprised the basic rate for all non-executive Directors of £25,000 per annum together with a supplementary travel and attendance fee of £14,000 per annum for non-UK resident Directors. For more details of Dr Spivey's current fee please see paragraph 7.9 of this Part VIII. The letter of appointment allows for reimbursement of all reasonable travel, accommodation and subsistence expenses incurred on the Company's business. Dr Spivey is required to hold 1,000 Ordinary Shares of the Company.

All the directors are included in the Company's directors' and officers' insurance cover.

	Office held	*Office held since*
N.J. Keen	Non-executive Chairman	5 June 2000
	Non-executive Director	1 January 1993
J.B. McDowall	Non-executive Director	30 November 1998
G.D. Owen	Non-executive Director	1 January 2000
A.J. Reading	Non-executive Director	1 September 2004
A.M. Robb	Non-executive Director	1 September 2004
W.R. Spivey	Non-executive Director	1 September 2002

7.9 ***Breakdown of fees for independent non-executive Directors***

Chairman

Under an agreement between the Company and Imperialise Limited, Mr Keen is retained as Chairman of the Company. Mr Keen's fees for his services are £145,000 per annum for which he must account to Imperialise Limited. In addition Imperialise is paid a sum equivalent to national insurance on those fees of £18,500, whereas national insurance in respect of the non-executive Directors is paid directly to HMRC and is not included in the table below. Mr Keen's initial period of appointment as Chairman was for three years commencing 5 June 2000, subject to rotation. His term of appointment was extended by the Company for a further three years commencing 5 June 2003, subject to rotation, and will be extended for a further three years commencing 5 June 2006. The appointment may be terminated by either party giving not less than six months' notice.

Non-executive Directors

The non-executive Directors' annual fee was increased to £30,000 per annum. with effect from 1 September 2004. Mr McDowall, Mr Reading and Mr Robb's emoluments include fees at the rate of £6,000 per annum to reflect their chairmanship of Board and other committees. Dr Spivey who is based in North America, receives additional remuneration of £14,000 per annum to take account of additional time spent on the Company's business. The Chairman and the non-executive Directors do not receive any other benefits.

	2005	*2004*
	£000	*£000*
N.J. Keen	164	164
J.B. McDowall	36	32
D. Morton – retired 13.05.2005	20	36
G.D. Owen	30	27
A.J. Reading*	34	10
A.M. Robb*	36	12
W.R. Spivey	44	41

* appointed on 1 September 2004

7.10 The total amount set aside or accrued by the Group to provide pension, retirement or other benefits is £16.4 million.

8. Directors' and other interests

8.1 As at 15 March 2005 (being the latest practicable date prior to the publication of this prospectus), the interests of the Directors in the share capital of the Company were as follows:

Director	*Number of Ordinary Shares prior to Admission*	*Percentage of existing issued share capital prior to the Rights Issue*	*Number of Ordinary Shares following the Rights Issue*[8]	*Percentage of issued share capital following the Rights Issue*[8]
N.J. Keen	107,400	0.067	132,670	0.067
P.J. Hill	120,000	0.075	148,235	0.075
J.C. Silver	137,500	0.086	169,852	0.086
G. Drabble	53,232	0.033	65,757	0.033
M.L. Rapp	27,000	0.017	33,352	0.017
J.B. McDowall	5,000	0.003	6,176	0.003
G.D. Owen	5,000	0.003	6,176	0.003
A.J. Reading	10,000	0.006	12,352	0.006
A.M. Robb	6,000	0.004	7,411	0.004
W.R. Spivey	5,000	0.003	6,176	0.003

8.2 Pursuant to section 324 of the Companies Act 1985, the executive directors have an interest in the shares held in the ESOP. The ESOP is constituted as a trust, which purchases and holds shares in Laird to satisfy the exercise of awards made under the 2003 Long Term Incentive Plan. The ESOP currently holds 1,015,000 ordinary shares of which 913,700 shares relate to the 2003 Long Term Incentive Plan. The balance of the shares is unallocated.

8.3 Save as disclosed in this paragraph 8, no Director has any other interest in the share capital of the Company.

8.4 For details of Directors' and employees' share options and awards see paragraph 6 of this Part VIII regarding the Company's Share Schemes.

8.5 Save as disclosed below, as at 14 March 2006 (being the latest practicable date prior to the publication of this prospectus), the Company has not received notice of any person who were, directly or indirectly, interested in 3% or more of the issued share capital of the Company.

Shareholder	*Number of Ordinary Shares prior to Admission*	*Percentage of existing issued share capital prior to the Rights Issue*	*Number of Ordinary Shares following the Rights Issue*[9]	*Percentage of issued share capital following the Rights Issue*[9]
F&C Asset Management plc	16,063,119	10.05	19,842,676	10.05
Barclays plc	9,429,368	5.90	11,648,042	5.90
Standard Life Group	7,944,006	4.97	9,813,183	4.97
Aviva Plc & Morley Fund Management Limited	7,979,517	4.99	9,857,050	4.99
Fidelity International Limited	5,814,911	3.64	7,183,125	3.64

8.6 None of the major shareholders of the Company set out above has different voting rights from any other holder of Ordinary Shares in respect of any Ordinary Shares held by them.

8.7 The Company is not aware of any person who, either at the date of this prospectus or immediately following Admission, exercises or could exercise, directly or indirectly, jointly or severally, control over the Company.

8 Assumes that the Directors take up their rights to New Ordinary Shares pursuant to the Rights Issue.

9 Assumes that the Shareholders take up their rights to New Ordinary Shares pursuant to the Rights Issue.

9. Corporate governance and committees

9.1 In July 2003, the Financial Reporting Council issued the new Combined Code on Corporate Governance (the "Code"). The Board considered that during the year ended 31 December 2005 the Company was in compliance with all of the provisions of section 1 (Companies) of the Code.

9.2 The Board has established Audit, Nomination and Remuneration Committees, with formally delegated duties and responsibilities and written terms of reference. From time to time, separate Committees may be set up by the Board to consider specific issues when the need arises.

9.3 ***The Board***

The composition of the Board is described in paragraph 7 of this Part VIII. The Board meets at least eight times a year. The Board comprises an appropriate mix of executive and non-executive Directors and is of a size and includes the skills and experience appropriate for the requirements of the business. Mr McDowall is the senior independent non-executive director, having taken over from Mr Morton who retired on 13 May 2005. The Chairman and the non-executive directors meet at least twice a year without the executive Directors present and the senior independent Director meets at least annually with the non-executive Directors without the Chairman.

All the non-executive Directors are considered by the Board to be independent. Nigel Keen, the Chairman, was appointed to the Board as an independent non-executive director in 1993. Mr Keen fulfilled the criteria for independence as set out in the Code at the time of his appointment and the Board is satisfied Mr Keen remains free from any relationship with the executive management of the Company which could materially interfere with the exercise of his independent judgement. At every Annual General Meeting at least one third of the Directors retire from office. Such rotation ensures that Directors submit themselves for re-election regularly, and at least every three years. Sir Geoffrey Owen, being over 70 years of age, will offer himself for re-election at the next Annual General Meeting.

In accordance with the Code, which requires any non-executive director serving longer than nine years on the Board to be subject to annual re-election, Mr Keen will offer himself for re-election at the next Annual General Meeting. Mr Drabble, Mr Hill, Mr McDowall and Mr Reading will retire by rotation and, being eligible, will also offer themselves for re-election at the next Annual General Meeting.

9.4 ***Internal Control***

The Company has an ongoing process for identifying, evaluating and managing its significant risks. This procedure complies with the guidance of the Turnbull Committee on internal control and is regularly reviewed by the Board. The systems of internal control are designed to (i) manage rather than eliminate the risk of failure to achieve business objectives and (ii) safeguard the Group's assets. These systems can only provide reasonable but not absolute assurance against material misstatement or loss.

Subsidiaries submit their budgets annually to the Group's executive Directors. As part of this process they are required to identify the key risks and opportunities that their businesses face and set out the strategies they will employ to manage the risks and exploit the opportunities. The issues raised by the subsidiaries are reviewed by the Board.

The Laird Risk Management Group (the "RMG"), chaired by an executive Director, currently Mr Drabble, and with at least four members drawn from across the Group's businesses, examines all aspects of operational risk within the Group. The RMG reports to the Board. The principal objectives of the RMG are (i) to identify potential risks, physical exposure and business interruption issues associated with each operating company's business and their wider implications for the Group as a whole (ii) to review business continuity planning and emergency response procedures (iii) to develop contingency plans and to oversee the implementation of remedial actions where appropriate and (iv) to continue to develop and ensure the implementation of best risk management practice throughout the Group and review the results of comprehensive self-assessment control reviews by subsidiary management. The RMG also oversees health, safety and environmental issues using external advisers to assist where appropriate.

9.5 *Administrative Committee*

The Administrative Committee deals with items of a routine and administrative nature.

The following is a summary of the terms of reference under which the Committee operates:

(a) *Membership*

A meeting of the Committee is constituted by any two or more Directors and a quorum is two Directors.

(b) *Secretarial and Meetings*

The Company Secretary and from time to time his/her nominee is secretary of the Committee.

Meetings are convened by the Company Secretary with regard to the administrative matters that arise during the year.

(c) *Responsibilities*

The Committee has power and authority:

(i) to consent to the appointment of a director (including a Managing Director or Chairman), or directors of any subsidiary company, where this is required under the subsidiary's Articles of Association;

(ii) to appoint or remove a director (including a Managing Director or Chairman), or directors of any subsidiary company where this is permissible under the subsidiary's articles of association;

(iii) to approve any increase or reclassification or subdivision of the authorised and issued share capital of any subsidiary company, where this is required under the subsidiary's articles of association;

(iv) to forfeit unclaimed dividends in accordance with the Articles of the Company; and

(v) to approve the terms and conditions of any bank facility (whether committed or uncommitted) including, where applicable, the giving of the Company's guarantee of the obligation of any subsidiary company who shall from time to time draw down under any such facility, provided that such power and authority is exercised within the scope of the Company's policy on bank borrowings as approved by the Board from time to time.

(d) *Reporting Procedure*

The minutes of all Committee meetings are circulated to members of the Board.

9.6 ***Audit Committee***

Andrew Robb (Chairman)
Sir Geoffrey Owen
John McDowall

The Audit Committee, which meets at least four times a year, is responsible for monitoring the integrity of the financial statements of the Company which are relied upon by the Board. It also has responsibility for reviewing the internal financial controls, and considers the scope and planning of internal and external financial audits and the findings of those audits.

The Committee considers the appointment and terms of engagement of the external auditor and assesses the independence of the external auditor and reviews the auditors' policy for the rotation of audit partners. The Committee assesses annually the effectiveness of the audit process, including a report on the audit firm's own internal quality control procedures.

The Committee and the auditors meet formally without any executive directors present at least once a year. Mr Robb was appointed chairman of the Audit Committee in September 2004. The other members of the Committee are Mr McDowall and Sir Geoffrey Owen. The Board ensures that at least one member has recent and relevant financial experience, currently Mr Robb.

The following is a summary of the terms of reference under which the Committee operates:

(a) *Membership*

A meeting of the Committee is constituted by at least three independent non-executive Directors as members, and a quorum is two.

The members of the Committee are appointed by the Board and at least one member has recent and relevant financial experience and need not be the chairman of the Committee.

The chairman of the Committee is appointed by the Board.

The Chairman of the Board shall not normally be appointed a member unless the Board so requests. The Chairman of the Board may be invited by the Committee to attend and speak at meetings.

(b) *Secretarial and Meetings*

The Company Secretary or from time to time his/her nominee is appointed secretary of the Committee. The Secretary, in conjunction with the chairman of the Committee, draws up an agenda which together with relevant papers is circulated prior to each meeting to the members of the Committee and the external auditors.

The chairman calls a meeting of the Audit Committee if so requested by any Committee member, the Finance Director or the external auditors.

The Chairman of the Board, the Finance Director and the external auditors are given notice of all meetings and may be invited to attend and speak at any meeting. Such other Company representatives as the Committee may request may also be invited to attend any meeting. For at least one meeting a year, the Committee meets with the external auditors and head of internal audit with no other Board members present.

Meetings are held at least four times a year. The chairman of the Committee reports to the Board on the outcome of these meetings.

The chairman of the Committee reports to the Board regarding the Directors' Responsibilities Statement in the Annual Report and Accounts prior to the Board approving those accounts.

(c) *Responsibilities*

In discharging its responsibility for monitoring the integrity of the financial statements of the Company which are relied upon by the Board, the Audit Committee considers any matters relating to the financial affairs of the Company and its subsidiary companies and to the Group's external audit arrangements that it determines to be desirable. The Audit Committee pays particular regard, in carrying out its review, to the responsibilities of the Directors in relation to the accounts for each financial year.

The Audit Committee has the authority to seek any information it requires from any officer or employee of the company or any of its subsidiary companies and such officers or employees shall be instructed by the Board of the company employing them to respond to such enquiries.

The Audit Committee is authorised to take such independent professional advice as it considers necessary.

(d) The duties of the Audit Committee are as follows:

(i) to review the significant financial reporting issues, significant accounting policies and any significant estimates and judgements made in connection with the preparation of the financial statements, interim reports, preliminary announcements and related formal statements;

(ii) to consider whether appropriate accounting policies have been adopted and where necessary, appropriate estimates and judgements made;

(iii) to review the clarity and completeness of disclosure in the financial statements;

(iv) to review management's procedures to monitor the effectiveness of the systems of internal financial control and financial reporting;

(v) to consider the scope and planning of the internal and external audits and review the findings of the internal and external auditors and management's response to those findings;

(vi) to consider the appointment and terms of engagement of the external auditor and assess the independence of the external auditor and review the auditor's policy for the rotation of audit partners;

(vii) to assess annually the qualification, expertise and resources of the external auditors and the effectiveness of the audit process, including a report on the audit firm's own internal quality control procedures;

(viii) to agree the audit fee and to recommend for Board approval a policy for non audit services so as to ensure that the provision of non audit services does not impair the external auditors' independence or objectivity;

(ix) to oversee the process for selecting the external auditor and make appropriate recommendations through the Board to the Shareholders to consider at the Annual General Meeting;

(x) to review the internal audit programme and ensure that the internal audit function is adequately resourced and has appropriate standing within the Company. The Committee shall approve the appointment or termination of the appointment of the head of internal audit and shall review the performance of the function every year. The Committee receives reports from the internal auditors through the year.

(xi) to review the Company's procedure for handling allegations from whistleblowers; and

(xii) to recommend to the Board a policy regarding the employment of former employees of the Company's auditor.

In addition, the Audit Committee shall examine any other matters referred to it by the Board.

(e) *Reporting Procedure*

The minutes of all Committee meetings are circulated to members of the Board.

The members of the Committee conduct an annual review of their work and their terms of reference and make recommendations to the Board.

The Committee's duties and activities during the year are disclosed as required in the Annual Report and Accounts.

The chairman of the Committee attends the Annual General Meeting and answers questions, through the Chairman of the Board, on the Committee's activities and their responsibilities.

9.7 ***Nominations Committee***

Nigel Keen (Chairman)
John McDowall
Anthony Reading

The Committee, in consultation with the chief executive, regularly reviews the structure, size and composition (including the balance of skills, knowledge and experience) required of the Board and makes recommendations to the Board with regard to any changes. At least annually, the Committee reviews the performance of the chief executive and reports to the Board. It is responsible for nominating, for the approval of the Board, candidates for appointment to the Board having regard to the overall skills balance and composition of the Board. It reviews and advises upon succession planning and is assisted by external search consultancies in identifying suitable candidates. The Nominations Committee consists of the Chairman and at least two non-executive directors. It is chaired by Mr Keen and currently comprises Mr Reading and Mr McDowall.

The following is a summary of the terms of reference under which the Committee operates:

(a) *Membership*

The membership of the Committee comprises the Chairman of the Board, and at least two independent non-executive directors and a quorum is two.

The Chairman of the Board is the chairman of the Committee and the members of the Committee are appointed by the Board.

The Chairman of the Board does not chair the Committee when it is dealing with the matter of succession to the chairmanship of The Laird Group.

(b) *Secretary and Meetings*

The Company Secretary or from time to time his/her nominee, acts as secretary of the Committee as and when requested by the Committee.

The Committee meets at least once a year and otherwise at such time as the chairman of the Committee shall require.

(c) *Responsibilities*

The Committee in consultation with the chief executive, regularly reviews the structure, size and composition (including the skills, knowledge and experience) required of the Board and makes recommendations to the Board with regard to any changes.

The Committee bears in mind succession planning for Directors in its review and considers reports from time to time by the chief executive on succession planning.

The Committee is responsible for identifying and nominating for approval of the Board, candidates to fill Board vacancies as and when they arise.

The Committee reviews at least annually the performance of the chief executive and reports to the Board in this regard.

The Committee is authorised to seek any information it requires from any senior employee of the Company in order to perform its duties.

The Committee is authorised to obtain such independent professional advice as it shall reasonably require to perform its duties and in particular enable it to conduct a formal and rigorous procedure for the appointment of new Directors to the Board.

(d) *Reporting Procedure*

The minutes of all Committee meetings are circulated to Members of the Board unless a conflict of interests exists.

The members of the Committee conduct an annual review of their work and their terms of reference and make recommendations to the Board.

The Committee's duties and activities during the year are disclosed as required in the Annual Report and Accounts.

The chairman of the Committee attends the Annual General Meeting and answers questions, through the Chairman of the Board, on the Committee's activities and their responsibilities.

9.8 ***Remuneration Committee***

Anthony Reading (Chairman)
Nigel Keen
John McDowall
Sir Geoffrey Owen
Andrew Robb
Dr William Spivey

The Remuneration Committee is responsible for recommending to the Board the Company's general policy on remuneration and, in particular, determining the remuneration and benefits of the executive Directors and the grant of all options and award of shares under the Company's 2003 Long Term Incentive Plan. The Remuneration Committee, excluding the Chairman, determines the remuneration of the Chairman and the terms of his appointment. The Board therefore believes the Company complies with the Combined Code recommendation regarding the composition of the Remuneration Committee.

The following is a summary of the terms of reference under which the Committee operates:

(a) *Membership*

The Committee comprises the Chairman of the Board and at least two independent non-executive Directors and a quorum is two.

The members of the Committee are appointed by the Board. The chairman of the Committee is appointed by the Board and should not be the Chairman of the Board.

(b) *Secretarial and Meetings*

The Company Secretary or from time to time his/her nominee, is appointed secretary of the Committee. The chairman of the Committee consults with Board colleagues and others as appropriate to set an agenda which is circulated with relevant papers prior to each meeting to the members of the Committee.

The chief executive is given notice of all meetings and at the request of the Chairman of the Committee, may attend and speak at such meeting. The chief executive may request of the chairman of the Committee that he attends and speaks at Committee meetings. In normal circumstances, the chief executive shall be consulted on general policy matters and matters concerning the other executive Directors and employees.

Meetings are held at least twice a year.

(c) *Responsibilities*

The Committee discusses and recommends to the Board issues arising on general policy for remuneration.

The Committee determines annually the remuneration package including the salary and annual bonus of the chief executive and executive Directors. The Committee determines annually the pension arrangements and terms and conditions of employment for the chief executive and executive Directors. The Committee also reviews the remuneration package offered to any new appointment to the Board.

The Committee determines and recommends to the Board the remuneration for the Chairman of the Board (who does not, for these purposes, participate in the discussions or vote in any meeting of the Committee).

The Committee is to be aware of, and note annually, remuneration trends and general employment conditions across The Laird Group.

The Committee notes annually the level and structure of remuneration for senior management and, as appropriate, discusses issues with the chief executive.

The Committee is responsible:

(i) for the grant and exercise of all share options and the operation of the executive share option plans; and

(ii) for the making of awards under, and operation of, the Share Schemes.

The Remuneration Committee is authorised to take such independent professional advice as it considers necessary.

The Committee is authorised by the Board to seek such information as it requires to perform its duties from any senior employee of the Company.

(d) *Reporting Procedure*

The minutes of all Committee meetings are circulated to the Board.

The members of the Committee conduct an annual review of their work and their terms of reference and make recommendations to the Board.

The Committee's duties and activities during the year are disclosed as required in the Annual Report and Accounts.

The chairman of the Committee attends the Annual General Meeting and shall at the request of the Chairman of the Board answer questions on the Committee's activities and their responsibilities.

The Committee chairman liaises with the Chairman of the Board to enable appropriate reports of each Committee meeting to be made to the chief executive as soon as practicable thereafter.

The Committee approves and recommends for approval by the Board an annual report of the Company's remuneration policy and practices which will form part of the Annual Report and ensure each year that it is put to shareholders for approval at the Annual General Meeting.

The Committee ensures that the Company's Auditors audit that part of the Directors' remuneration report which is required to be audited in accordance with the Directors' Remuneration Report Regulations.

10. Intellectual property

The Company is not dependent on any patent, licence, industrial, commercial or financial contract, or new manufacturing process, which is material to the Company's business or profitability.

11. Working capital

The Company is of the opinion that, taking into account available bank and other facilities and the net proceeds of the Rights Issue receivable by the Company, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this prospectus.

12. Dividend policy

The Board's policy on dividends is to increase returns to Shareholders progressively over time, reflecting the underlying profitability of The Laird Group and the cash flow requirements of the business. The New Ordinary Shares will rank *pari passu* in all respects with the existing Ordinary Shares for any future dividends paid by the Company. The Board is recommending a final dividend of 6.45 pence per share, payable to Shareholders in respect of their shareholdings recorded on the register as at 5 May 2006, subject to approval at the 2006 Annual General Meeting. This represents a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004, and represents an increase of 6%.

13. Mandatory bids, squeeze-out and sell-out rules in relation to Ordinary Shares

13.1 *Mandatory bid*

The City Code applies to the Company. Under the City Code, if an acquisition of shares were to increase the aggregate holding of the acquirer and its concert parties to shares carrying 30% or more of the voting rights in the Company, the acquirer and, depending on circumstances, its concert parties would be required (except with the consent of the Panel) to make a cash offer for the outstanding shares in the Company at a price not less than the highest price paid for shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase that person's percentage of the voting rights.

13.2 *Squeeze out*

Under the Act, if an offeror were to acquire 90% of the Company's shares within four months of making its offer, it could then compulsorily acquire the remaining 10%. The offeror would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favour and pay the consideration to the Company which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

13.3 *Sell-out*

The Act would also give minority shareholders in the Company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer related to all the shares in the Company and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90% of the shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares.

The offeror would be required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his rights, the offeror is entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

14. Public takeover bids occurring in the last and current financial year

There have been no public takeover bids by third parties in respect of the share capital of the Company in the last or current financial year.

15. United Kingdom taxation

The following statements are intended as a general guide only to current United Kingdom tax legislation and to what is understood to be the current practice of HMRC and may not apply to certain classes of Shareholder. They relate only to Shareholders who are resident and, in the case of individuals ordinarily resident, in the United Kingdom for tax purposes (except where otherwise stated) and who hold their Ordinary Shares beneficially as investments. They do not deal with the position of certain classes of Shareholders, such as dealers in securities, broker-dealers, insurance companies and collective investment schemes.

Any person who is in any doubt as to his tax position or who is subject to tax in a jurisdiction other than the United Kingdom is strongly recommended to consult his professional advisers immediately.

15.1 *Taxation of chargeable gains*

(a) *Acquisition of New Ordinary Shares*

For the purposes of United Kingdom taxation of chargeable gains, the issue of New Ordinary Shares under the Rights Issue should be regarded as a reorganisation of the Company's share capital. Accordingly, to the extent that a Qualifying Shareholder takes up all or part of his entitlement under the Rights Issue in respect of his existing holding of Ordinary Shares, he should not be treated as having disposed of any part of that shareholding. Instead, his existing Ordinary Shares and the New Ordinary Shares issued to him in respect of those Ordinary Shares should be treated as a single asset (the "New Holding") acquired at the time he acquired his existing Ordinary Shares. For the purpose of computing any gain or loss on a subsequent disposal by a Qualifying Shareholder of any shares comprised in his New Holding, the Issue Price paid for the New Ordinary Shares will be added to the base cost of his existing holding.

If a Qualifying Shareholder disposes of all or some of his rights to subscribe for New Ordinary Shares under the Rights Issue, or if he allows all or part of those rights to lapse and receives a cash payment in respect of this, he may, depending on his circumstances, incur a liability to United Kingdom taxation of chargeable gains. If, however, the proceeds resulting from the disposal or lapse are "small" (currently interpreted by HMRC as not exceeding the greater of £3,000 or 5% of the value (as at the date of the disposal or lapse) of the existing holding of Ordinary Shares in respect of which the rights arose) the Shareholder is entitled and may under present HMRC practice choose to be treated as not making a disposal for the purposes of United Kingdom taxation of chargeable gains. In such cases, the proceeds will be deducted from the acquisition cost of those Ordinary Shares.

(b) *Indexation allowance and taper relief*

For periods after April 1998, indexation allowance is available only for the purposes of corporation tax and is not available to individuals, personal representatives or trustees. The following paragraphs therefore deal separately with Shareholders within the charge to corporation tax and Shareholders within the charge to capital gains tax.

(i) Shareholders within the charge to corporation tax
Shareholders within the charge to United Kingdom corporation tax will, for the purposes of computing gains (but not losses), be allowed to claim an indexation allowance in respect of the amounts they have paid for their New Ordinary Shares. The indexation allowance will generally only apply from the date the money for the New Ordinary Shares is paid or is liable to be paid, not from the time the original holding was acquired.

(ii) Shareholders within the charge to capital gains tax
For Shareholders within the charge to United Kingdom capital gains tax, indexation allowance has been frozen as at April 1998. Accordingly, indexation allowance on a Shareholder's existing holding of Ordinary Shares may be given for months up to April 1998, but not after that, and Qualifying Shareholders will not be able to claim an indexation allowance in respect of amounts paid for New Ordinary Shares.

Taper relief now applies instead of indexation from April 1998 and reduces the percentage of any gain that is chargeable to capital gains tax, depending on how long the relevant shares have been held before disposal. Taper relief will be calculated according to the period of ownership of a Qualifying Shareholder's existing holding of Ordinary Shares.

15.2 ***Taxation of dividends***

(a) *Company*

The Company will not be required to withhold tax at source on any dividends it pays to its Shareholders.

(b) *United Kingdom resident Shareholders*

Individuals resident in the United Kingdom for taxation purposes are generally liable to income tax on the aggregate amount of any dividend received and a tax credit equal to 10% of the gross dividend (or one-ninth of the dividend received). For example, on a dividend received of £90, the tax credit would be £10, and an individual would be liable to income tax on £100. No further income tax is payable in respect of the dividend by UK resident individuals who are not liable to income tax at the higher rate (currently 40%). UK resident individuals who are subject to tax at the higher rate are subject to tax on dividends at the higher rate applicable to dividends (currently 32.5%) but are entitled to offset the 10% tax credit against such liability. For example, on a dividend received of £90 such a taxpayer would have to pay additional tax of £22.50 (representing 32.5% of the gross dividend less the 10% credit). For this purpose, dividends are treated as the top slice of an individual's income.

United Kingdom resident Shareholders who are not liable to United Kingdom tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

Subject to certain exceptions for traders in securities and insurance companies, a corporate Shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax on dividends received from the Company.

(c) *Non-United Kingdom resident Shareholders*

The right of a non-United Kingdom resident Shareholder to a tax credit in respect of a dividend received from the Company and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which the Shareholder is resident. Non-United Kingdom resident Shareholders may also be subject to tax on dividend income under any law to which they are subject outside the UK. Such Shareholders should consult their own tax advisers concerning their tax liabilities.

15.3 ***Stamp duty and stamp duty reserve tax ("SDRT")***

The statements below summarise the current position and are intended as a general guide only to stamp duty and SDRT. Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to certain categories of person (such as depositories and clearance services) who may be liable to stamp duty or SDRT at a higher rate.

No stamp duty or SDRT will generally be payable on the issue of Provisional Allotment Letters or split letters of allotment or on the issue of definitive share certificates or crediting of CREST member accounts in respect of such allotment letters. Similarly, no stamp duty or SDRT will be payable on the registration of Provisional Allotment Letters, whether by the original holders or their renouncees.

A purchaser of rights to subscribe for New Ordinary Shares represented by a Provisional Allotment Letter (whether nil paid or fully paid) on or before the last time for registration of renunciation will not generally be liable to pay stamp duty but the purchaser will normally be liable to SDRT, generally at the rate of 0.5% of the amount or value of the consideration payable.

Any subsequent transfer for value of Ordinary Shares will generally be subject to stamp duty or SDRT. Stamp duty will arise on the execution of an instrument to transfer Ordinary Shares and SDRT will arise on the entry into an agreement to sell such Ordinary Shares.

Stamp duty and SDRT are normally a liability of the purchaser or transferee (although where a purchase is effected through a stockbroker or other financial intermediary, that person should normally account for any liability to SDRT and should indicate this has been done in any contract note issued to a buyer).

The amount of stamp duty or SDRT payable on the transfer is generally calculated at the rate of 0.5% of the consideration paid (with stamp duty rounded up to the nearest £5). A liability to SDRT will be cancelled and any SDRT already paid will be repaid, generally with interest, where an instrument of transfer is executed and stamp duty is paid on that instrument within 6 years of the date on which the liability to SDRT arises.

Paperless transfers of Ordinary Shares within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. SDRT on relevant transactions is generally settled within the CREST system. Deposits of shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration.

16. Underwriting agreement

Pursuant to the terms and subject to the conditions contained in the Underwriting Agreement dated 16 March 2006, the Company has appointed JPMorgan and Rothschild severally and in 50:50 proportions as underwriters and has confirmed the appointment of (i) JPMorgan Cazenove as sponsor, bookrunner and broker in connection with the Admission and the Rights Issue and (ii) Rothschild as financial adviser for the purposes of the Rights Issue.

To the extent that New Ordinary Shares are not taken up under the Rights Issue, JPMorgan Cazenove will endeavour to procure subscribers for such New Ordinary Shares on the terms and subject to the conditions of this document and the Provisional Allotment Letter as soon as reasonably practicable and in any event by not later than 4.30 p.m. on 11 April 2006 if a premium over the total of the Issue Price and expenses of procurement (including any amounts in respect of value added tax) can be obtained provided that JPMorgan Cazenove may, at any time after 11.00 a.m. on 7 April 2006, no longer so endeavour if, in the opinion of JPMorgan Cazenove, it is unlikely that any such subscribers can be so procured at such a premium. To the extent that such subscribers are not procured by JPMorgan Cazenove, the Underwriters shall as principals subscribe for any such New Ordinary Shares in the proportion of 50% each on the terms and subject to the conditions of this prospectus and the Provisional Allotment Letter (other than as to the time and method of acceptance and payment).

In consideration of their services under the Underwriting Agreement and whether or not JPMorgan, JPMorgan Cazenove or Rothschild are called upon to subscribe or procure subscribers for any New Ordinary Shares, the Company will pay (i) to JPMorgan Cazenove (for itself and on behalf of JPMorgan) a commission of 2% of the value of the maximum number of New Ordinary Shares at the Issue Price, and (ii) to Rothschild a commision of 0.5% of the value of the maximum number of New Ordinary Shares at the Issue Price. Out of such commissions JPMorgan Cazenove shall pay sub-underwriting commissions to such persons, if any, as it may procure to subscribe New Ordinary Shares. The Company shall also pay all costs and expenses of, or in connection with the Rights Issue, the Underwriting Agreement and the allotment and issue of the New Ordinary Shares including, without limitation, any stamp duty or stamp duty reserve tax and all stock exchange listing fees, admission fees, registrars' fees, Receiving Bankers' fees, legal fees and expenses of the Company, the Underwriters and JPMorgan Cazenove, the Company's accountancy fees and expenses, costs of printing, advertising and circulating documentation and out-of-pocket expenses of the Underwriters and JPMorgan Cazenove, and all related amounts in respect of value added tax.

The commissions will be paid to JPMorgan Cazenove and Rothschild whether or not their obligations under clauses 7 and 8 (as the case may be) of the Underwriting Agreement become unconditional, or whether or

not JPMorgan Cazenove or the Underwriters (as the case may be) are called upon to acquire or procure acquirers for any of the New Ordinary Shares under the Underwriting Agreement.

The Company has given certain customary representations and warranties to each of JPMorgan Cazenove and the Underwriters (the "Banks") and in addition the Company has given customary indemnities in relation to certain liabilities that the Banks may incur in respect of the Rights Issue. The obligations of the Banks to acquire or procure acquirers for any New Ordinary Shares (as the case may be) under clauses 7 and 8 of the Underwriting Agreement are subject to certain conditions. These conditions include, amongst others:

(a) Admission taking place by not later than 8.30 a.m. on the first dealing day after the date of this prospectus, being 17 March 2006; and

(b) none of the warranties in the Underwriting Agreement having been breached by reference to facts or circumstances existing as at 6.15 a.m. on the date of this prospectus, 16 March 2006, the same being reasonably likely to prejudice the success of the Rights Issue or the issue or dealing in the New Ordinary Shares (in nil paid or fully paid form).

If any of the conditions are not fulfilled (or waived) on or by the required times or dates, the Company will make an announcement to the UK Listing Authority to that effect and the Underwriting Agreement will cease and terminate and no party to the Underwriting Agreement shall have any claim against any other party for any costs, damages, compensation or otherwise under the Underwriting Agreement except:

(a) with regard to any breach of any provision of the Underwriting Agreement which has occurred prior to termination; and

(b) that the provisions contained in the Underwriting Agreement relating to commissions and expenses, indemnification and governing law shall still apply in accordance with their respective terms.

Neither JPMorgan Cazenove nor the Underwriters have the right to terminate the Underwriting Agreement if there is a material adverse change in the financial or trading position of the Company or if there is a *force majeure* event despite such change or event being likely to prejudice the success of the Rights Issue.

17. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group (a) in the two years immediately preceding the date of this prospectus and are, or may be, material or (b) contain provisions under which any member of the group has any obligation or entitlement which is material to the Group as at the date of this prospectus.

(a) ***Disposal of Laird Plastics Inc.***

Pursuant to an agreement between Port Plastics, Inc., Aberfoyle Acquisition Co. and 6274463 Canada Inc. (the "Purchasers") and Laird Inc. ("Laird Inc.") and Laird Holdings Limited ("Laird Holdings"), (together the "Sellers"), dated 20 August 2004, and a side letter amending the agreement, the Sellers agreed to sell the entire issued share capital of Laird Plastics Inc. ("Laird Plastics") and Laird Plastics (Canada) Inc. ("LP Canada") to the Purchasers.

The Purchasers paid initial consideration of $41,400,000 to Laird Inc. for the entire issued share capital of Laird Plastics and $23,600,000 to Laird Holdings for the entire issued share capital of LP Canada (together the "Purchase Price"), subject to a price adjustment of $167,839.80, as per the mechanisms in the agreement and the side letter. The total consideration paid was $64,832,160.20. The price adjustments were calculated by reference to a final balance sheet, a statement detailing the amount of the adjusted net current assets as of completion for Laird Plastics, LP Canada and their subsidiaries and a reconciliation statement. Payment of the adjustments was made within five business days of the adjustment date, this being the earlier of the date of (i) the Sellers' acceptance or deemed acceptance of the final balance sheet or (ii) receipt from the independent accountant of the final resolution of all disputes with respect to the final balance sheet.

The agreement contains standard non-taxation warranties and indemnities given jointly and severally by the Sellers to the Purchasers which expire at the end of May 2006. The Purchasers also jointly and severally gave standard non-taxation warranties and indemnities to the Sellers. These also expire at the end of May 2006. The agreement also contains standard taxation warranties and indemnities given jointly and severally by the Sellers to the Purchasers, which expire 90 days after the expiration of the applicable statute of limitations. The warranties and indemnities given by both the Sellers and the Purchasers are customary for a contract of this nature.

The Purchasers are not entitled to bring a claim for loss under the indemnities unless the aggregate amount of the losses exceeds $650,000 (the "Minimum"). In computing this Minimum each separate claim comprising the Minimum must be at least $5,000. These provisions do not apply to losses incurred by the Purchasers in relation to gains made on the sale of shares in LP Canada which are subject to income tax in Canada under the Canada-UK Income Tax Convention. The aggregate maximum liability of both the Sellers and the Purchasers under the indemnities is limited to 15% of the Purchase Price.

The agreement contains standard restrictive covenants given by the Sellers in favour of the Purchasers. These include a duty not to compete with Laird Plastics or LP Canada for a period of three years after completion and duties not to solicit employees or adversely influence any customer or supplier of Laird Plastics or LP Canada and their subsidiaries in relation to their business of distributing plastic shapes for a period of four years from completion.

The agreement is governed by the laws of the State of New York.

(b) ***Acquisition of Centurion Wireless Technologies, Inc.***

The agreement and plan of merger for the acquisition of Centurion Wireless Technologies (the "Agreement") was entered into on 20 August 2004 between, *inter alia*, various sellers (the "Sellers"), Centurion Wireless Technologies ("Centurion"), The Laird Group Public Limited Company (the "Parent"), Laird Technologies Inc. (the "Purchaser"), CWT Acquisition Corp. (the "Merger Sub"). Merger Sub was merged with Centurion, the separate corporate existence of Merger Sub ceased and Centurion continued as the surviving corporation in the merger and succeeded to all the property, rights, privileges, powers and franchises of Merger Sub in accordance with Delaware law. The Agreement was amended by an agreement dated 4 October 2004.

The consideration for the merger was $115,000,000 in cash and 14,300,000 Ordinary Shares, subject to adjustment. On completion of the merger, the cash portion of the consideration was reduced by $20,950,000, reflecting the estimated net indebtedness of Centurion outstanding as at close of business on 30 September 2004, $2,000,000 of the cash portion of the consideration was deposited in a short-term escrow account (to secure purchase price adjustment obligations), and $2,549,628 of the cash portion of the consideration was deposited in a long-term escrow account and the number of Ordinary Shares was reduced by 396,068 ("Escrow Shares") to secure indemnification obligations (with such shares being available for issue in the event of no claims for indemnification having been finally determined). Pursuant to an Agreement for Acceleration of Payment and Waiver dated 8 December 2005, 72,417 of the Escrow Shares were issued to Prudential Private Equity Investors III L.P. ("PPEI3") on 16 December 2004. In addition, payments were made from the long-term escrow account of $444,002 and of $424,823 (less $100,000 to reflect consideration from PPEI3) in relation to unused tax deductible sums. The early release of the Escrow Shares and the cash held in escrow was due to the closure of the fund which originally held shares in Centurion.

Upon final determination of liability under the indemnification provisions, amounts held in the escrow accounts shall be released to the Parent, who shall also be entitled to reduce the number of shares held in escrow. Funds remaining in the escrow accounts as at 30 April 2006 may be released to the Sellers and Ordinary Shares shall be issued by the Parent.

In connection with the merger, Centurion effected a recapitalisation of its capital stock to enable different Sellers to receive different forms of consideration depending on their legal status.

The Agreement contains certain taxation and non-taxation representations and warranties given by the Sellers which are appropriate for an agreement of this nature, subject to appropriate limitations.

The Agreement also contains certain taxation and non-taxation representations and warranties of the Parent and Purchaser which are appropriate for an agreement of this nature, subject to appropriate limitations.

The Agreement contains standard restrictive covenants which are appropriate for a transaction of this nature.

The Agreement is governed by the laws of the State of New York.

(c) ***Acquisition of the assets of RecepTec Holdings, LLC***

Pursuant to an acquisition agreement dated 16 March 2006 between, *inter alia*, (1) RCPT Acquisition Corp. (the "US Purchaser"), (2) Caroline Achtzehnte Vermögensverwaltungsgesellschaft mbH (the "German Purchaser" and, together with the US Purchaser, the "Purchasers"), (3) RecepTec Holdings, LLC, (the "Seller"), (4) RecepTec LLC, ("RecepTec US") and (5) RecepTec GmbH ("RecepTec GmbH"), the Seller agreed to sell all the issued shares of RecepTec GmbH to the German Purchaser and all its intellectual property assets used in connection with its business of designing, developing and supplying reception systems for the automotive industry to the US Purchaser. RecepTec US agreed to sell substantially all of its assets to the US Purchaser. The aggregate purchase price payable by the Purchasers was $89 million (subject to adjustment following the preparation of completion accounts). Of the purchase price, $67,500,000 was paid to the Seller in cash on 16 March 2006, $2,500,000 was placed into an escrow account and will be released upon the completion of the working capital adjustment, and $19,000,000 was paid by delivery on 16 March 2006 of three promissory notes issued by Purchasers (collectively, the "Notes"). The first Note for $5 million plus interest is due and payable on 16 March 2007, the second Note for $5 million plus interest will be due and payable on 16 March 2008 and the third Note for $9 million plus interest will be due and payable on 16 March 2009. The Notes are guaranteed by Laird.

Under the agreement the Seller and RecepTec US agreed to indemnify the Purchasers and gave certain representations, warranties and covenants which are appropriate for an agreement of this nature, subject to appropriate limitations.

The aggregate liability of the Seller and RecepTec US will not exceed the aggregate amount of principal and interest outstanding under the Notes. The Purchasers' recourse and remedies will be limited to a right of offset against the Notes, except for claims for breach of obligations in connection with the working capital adjustment, closing date balance sheet, third party debt payoff, non-compete and non-solicitation obligations, certain miscellaneous covenants specified in the agreement and claims for fraud or fraudulent misrepresentation.

In order to ensure the continuing commitment of key management and technical employees the Purchasers established a retention plan. Under the agreement the Seller and RecepTec US will agree to various non-compete provisions which among other things will include non-solicitation of employees.

(d) ***Bilateral loan facility agreements***

(i) A £50,000,000 five year bilateral multicurrency revolving facilities agreement between Laird and The Royal Bank of Scotland PLC ("RBS") dated 11 August 2005, pursuant to which RBS agrees to provide a revolving multicurrency loan facility to Laird (the "Facilities Agreement"). The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75% per annum but this may be reduced

to 0.6% per annum or increased to 1.00% per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(ii) A £50,000,000 five year bilateral multicurrency revolving facilities agreement between Laird and HSBC Bank PLC ("HSBC") dated 11 August 2005, pursuant to which HSBC agrees to provide a revolving multicurrency loan facility to Laird (the "Facilities Agreement"). The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75% per annum but this may be reduced to 0.6% per annum or increased to 1.00% per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(iii) A £40,000,000 five year bilateral multicurrency revolving facilities agreement between Laird and Lloyds TSB Bank PLC ("Lloyds TSB") dated 11 August 2005, pursuant to which Lloyds TSB agrees to provide a revolving multicurrency loan facility to Laird (the "Facilities Agreement"). The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75% per annum but this may be reduced to 0.6% per annum or increased to 1.00% per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(iv) A £35,000,000 five year bilateral multicurrency revolving facilities agreement between Laird and Commerzbank A.G. ("Commerzbank") dated 11 August 2005, pursuant to which Commerzbank agree to provide a revolving multicurrency loan facility to Laird (the "Facilities Agreement"). The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75% per annum but this may be reduced to 0.6% per annum or increased to 1.00% per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(v) A £20,000,000 five year bilateral multicurrency revolving facilities agreement between Laird and Wachovia Bank N.A. ("Wachovia") dated 17 August 2005, pursuant to which Wachovia agree to provide a revolving multicurrency loan facility to Laird (the "Facilities Agreement"). The purpose of the facility is for Laird to apply it towards the general purposes of the group including acquisitions and/or capital expenditure. The term of the facility may be extended in accordance with the agreement. The Facilities Agreement contains covenants, undertakings, representations and warranties and events of default that are customary for debt facilities involving a publicly listed company. The rate of interest for each interest period is the rate per annum which is the aggregate of the applicable (i) margin; (ii) LIBOR; and (iii) any mandatory costs. The applicable margin upon entry into the Facilities Agreement was 0.75% per annum but this may be reduced

to 0.6% per annum or increased to 1.00% per annum on the margin reset dates. Pursuant to the terms of the Facilities Agreement the obligations of Laird were guaranteed by certain members of its group.

(e) *Note purchase agreements*

Note Purchase Agreements between The Laird Group Public Limited Company ("Laird") and certain institutional purchasers (each a "Purchaser" and, together, the "Purchasers") dated 29 October 2004 and amended as of 30 September 2005 (the "Note Purchase Agreements") and each a "Note Purchase Agreement"), pursuant to which each Purchaser agreed to purchase 5.59% Senior Notes, Series A due 2014 issued by Laird ("Series A Notes"), 5.76% Senior Notes, Series B due 2016 ("Series B Notes" and together with the Series A Notes, the "Notes") issued by Laird or both in aggregate amounts of $140,000,000 of Series A Notes and $43,000,000 of Series B Notes.

The purpose of the issuance of the Notes was for the general purposes of the Company, including acquisitions and/or capital expenditures.

The Series A Notes are to be repaid no later than 29 October 2014 and the Series B Notes are to be repaid no later than 29 October 2016 with interest payable on each Note on a semi-annual basis on 29 April and 29 October, respectively, of each year such Note is outstanding. The interest rate on the Series A Notes is 5.59% per annum and interest rate on the Series B Notes is 5.76% per annum.

The Note Purchase Agreements each contain covenants, undertakings, representations and warranties and events of default that are customary in transactions in which publicly listed companies issue debt to institutional investors. Pursuant to the terms of each of the Note Purchase Agreements, the obligations of Laird were guaranteed by certain of its subsidiaries.

(f) *Underwriting agreement*

Details of the Underwriting Agreement are set out in paragraph 16 of this Part VIII.

18. Related party transactions

The Company confirms that there have been no related party transactions during the three years ended 31 December 2003, 2004 and 2005 and for the period between 1 January 2006 and 15 March 2006 (being the latest practicable date before the publication of this prospectus).

19. Litigation

Neither the Company nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months prior to the date of this prospectus, a significant effect on the Company and/or the financial position or profitability of the Group.

20. Indemnity

During the year, two of the Company's final salary pension schemes were merged and the trustees of the schemes, including Mr Keen who is chairman of the trustees for one of the schemes merged, received an indemnity from the Company against any claim or other liability arising out of or in connection with the pension schemes and their agreement to the merger.

21. Subsidiaries

The Company acts as the holding company of the Group, the principal activities of which are the design, manufacture and supply of products and services to the electronics and residential building industries. The Company has the following significant subsidiary undertakings all of which are, save as described below, private limited companies, wholly owned and incorporated in England and Wales.

Name	*Country of incorporation*	*Proportion of ownership interest*	*Principal activity*
Laird Technologies			
AMC Centurion AB*	Sweden	100%	Antennae and power products
AMC Centurion (Beijing) Co. Limited*	China	100%	Antennae and power products
Antenex, Inc.*	USA	100%	Antennae and power products
Cateron Technology Company Limited	Taiwan	100%	EMI and Thermal Shielding
Centurion Electronics (Shanghai) Limited*	China	100%	Antennae and power products
Centurion Wireless Technologies Inc.*	USA	100%	Antennae and power products
Centurion Wireless Components (M) SDN. BHD*	Malaysia	100%	Antennae and power products
Laird Technologies Antennagyarto KFT*	Hungary	100%	Antennae and power products
Laird Technologies GmbH*	Germany	100%	EMI and Thermal Shielding
Laird Technologies Inc*	USA	100%	Holding Company and EMI and Thermal Shielding
Laird Technologies Japan Inc*	Japan	100%	EMI and Thermal Shielding
Laird Technologies Korea Y.H.*	Korea	100%	EMI Shielding and antennae products
Laird Technologies (Shanghai) Limited*	China	100%	EMI and Thermal Shielding
Laird Technologies Limited*	England	100%	EMI and Thermal Shielding
Laird Technologies S.A.S.*	France	100%	EMI and Thermal Shielding
Laird Technologies (SEA) PTE Limited	Singapore	100%	EMI and Thermal Shielding
Laird Technologies (Shenzhen) Limited*	China	100%	EMI and Thermal Shielding
Laird Technologies S.R.O.*	Czech Republic	100%	EMI and Thermal Shielding
Laird Technologies Taiwan Inc.*	Taiwan	100%	EMI and Thermal Shielding
Melcor Corporation*	USA	100%	Thermal Shielding
R&F Products Inc.*	USA	100%	EMI and Thermal Shielding
Tianjin Laird Technologies Limited*	China	100%	EMI and Thermal Shielding
Thermagon Inc.*	USA	100%	Thermal Shielding
Laird Security Systems			
Amesbury Group Inc.*	USA	100%	Holding Company and Building Seals
Amesbury Group- Plastic Profiles Inc.*	USA	100%	Window Components
Balance Systems Inc.*	USA	100%	Window Components
Balance UK Limited*	England	100%	Window Components
Bandlock Corporation*	USA	100%	Window Components
BSI Door Hardware, Inc*	USA	100%	Window and door hardware
Builders Hardware Inc.*	USA	100%	Window and door hardware
ERA Products Limited*	England	100%	Security Locks and Hinges
EWS (Manufacturing) Limited*	England	100%	Window Components
Fastek Products Inc.*	USA	100%	Window Components
Intron Limited ("Homesafe")*	England	100%	Composite doors
Laird Lifestyle Products Limited*	England	100%	Conservatories and Doors
Laird Security Hardware Limited*	England	100%	Window Components and door hardware
Laird Security Systems (Ningbo) Limited*	China	100%	Window Components and door hardware
Lindman Limited*	England	100%	Composite doors
Linear Limited*	England	100%	Building seals
LSSD UK Limited	England	100%	Building products
Securidor Limited*	England	100%	Composite doors
Ventrolla Limited*	England	100%	Weather seal installation

* held by a subsidiary undertaking

22. Property, plant and equipment

22.1 The Group's principal properties are as follows:

Laird's head office is at 3 St. James's Square, London SW1Y 4JU. The Company maintains a property portfolio, owning or occupying manufacturing, distribution and administration sites throughout the UK, the USA, Continental Europe and the Far East.

No single tangible fixed asset (including leasehold properties) accounts for more than 10% of Laird's net revenue.

22.2 There are currently no environmental issues that affect the Group's use of its property, plant and equipment.

23. No significant change

Save for the acquisitions of RecepTec, Antenex, Inc. and Bandlock Corporation and Balance UK as stated in paragraph 4 on page 20, there has been no significant change in the financial or trading position of the Group since 31 December 2005, being the date of the last audited financial information of the Company, contained in Part VIII of this prospectus.

24. London Stock Exchange quotations

The following table sets out the closing middle market quotations for Ordinary Shares as derived from the Daily Official List as published by the London Stock Exchange for the first dealing day of the six months immediately prior to the date of this prospectus and for 15 March 2006 (being the latest practical date before the publication of this prospectus):

	Laird share price (pence)
3 October 2005	366.00
1 November 2005	367.00
1 December 2005	406.00
3 January 2006	437.00
1 February 2006	436.00
1 March 2006	436.75
15 March 2006	443.75

25. Miscellaneous

25.1 The total costs and expenses of, and incidental to, the Rights Issue payable by the Company are estimated to amount to £4.4 million (excluding VAT).

25.2 The Company's auditors are Ernst & Young LLP, whose registered address is 1 More London Place, London SE1 2AF.

25.3 The Company's registrars and receiving agents are Lloyds TSB Registrars, whose registered address is The Causeway, Worthing, West Sussex BN99 6DA.

25.4 JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion herein of references to its name in the form and context in which they appear.

25.5 Rothschild has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion herein of references to its name in the form and context in which they appear.

25.6 Ernst & Young LLP (a member of the Institute of Chartered Accountants in England and Wales) has given and has not withdrawn its written consent to the inclusion in this prospectus of its name and its letter set out in Part VII relating to the pro forma information and references to them in the form and context in which they appear, and has authorised the contents of its letter in Part VII of this prospectus.

25.7 The financial information contained in this prospectus does not constitute statutory accounts within the meaning of section 240 of the Act. Ernst & Young LLP of 1 More London Place, London, SE1 2AF audited the statutory accounts of the companies comprising the Group for the years ended 31 December 2003 and 31 December 2004 and gave reports under section 235 of the Act on such accounts which were not qualified and did not contain any such statement under section 237(2) or (3) of the Act. Statutory accounts for Group companies in respect of the year ended 31 December 2005 have not yet been audited.

25.8 The existing Ordinary Shares are in registered form, are capable of being held in uncertificated form and are admitted to the Official List and are traded only on the market for listed securities of the London Stock Exchange. Application for trading of the New Ordinary Shares is not being and will not be sought on any other stock exchange other than the market for listed securities of the London Stock Exchange. The New Ordinary Shares will be admitted, nil paid, with the ISIN GB00B0ZBS703 and, fully paid, with the ISIN GB00B0ZBSC59.

25.9 The New Ordinary Shares are in registered form and, subject to the provisions of the Regulations, the Directors may permit the holding of shares of any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where shares are held in CREST, the relevant CREST stock account of the registered members will be credited.

25.10 The New Ordinary Shares will be issued at 325 pence per share. This represents a premium of 300 pence per Ordinary Share to the nominal value of 25 pence of each Ordinary Share. The closing mid-market price of an Ordinary Share on 15 March 2006, being the last practicable date before the publication of this prospectus, was 443.75 pence.

25.11 Save in respect of the Rights Issue, none of the New Ordinary Shares has been marketed or is available to the public in conjunction with the application for the New Ordinary Shares to be admitted to the Official List.

25.12 The Company will make an appropriate announcement to a Regulatory Information Service giving details of the results of the Rights Issue at its closing date on 7 April 2006.

26. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 7 April 2006:

(a) the memorandum of association of the Company and the Articles;

(b) the Report and Accounts of the Company for the two years ended 31 December 2003 and 2004, and the Audited Results of the Group for the year ended 31 December 2005;

(c) the letter from Ernst & Young LLP set out in Part VII of this prospectus;

(d) the material contracts referred to in paragraph 17 of this Part VIII;

(e) the Directors' service contracts and letters of appointment referred to in paragraph 7 of this Part VIII;

(f) the letters of consent referred to in paragraph 25 of this Part VIII;

(g) the Share Schemes; and

(h) this prospectus.

27. Documents incorporated by reference

This prospectus incorporates by reference certain sections of the Annual Report and Accounts for the Laird Group for the two years to 31 December 2003 and 31 December 2004. These Annual Reports and Accounts are available, free of charge, from the Company and on the Company's website at www.laird-plc.com. These sections are:

(a) The audit report relating to the consolidated statements of the Company for the financial year to 31 December 2004 (the "2004 Financial Statements") is on page 37 of the Annual Report and Accounts of The Laird Group Public Limited Company (the "2004 Annual Report"). The balance sheet in the 2004 Financial Statements is on page 40 of the 2004 Annual Report. The consolidated profit and loss account in the 2004 Financial Statements is on page 38 of the 2004 Annual Report. The consolidated

cash flow statement in the 2004 Financial Statements is on page 39 of the 2004 Annual Report. The notes to the 2004 Financial Statements are on pages 45 to 62 of the 2004 Annual Report. The reconciliation of movements in shareholders' funds in the 2004 Financial Statements is on page 41 of the 2004 Annual Report. The statement of total recognised gains and losses in the 2004 Financial Statements is on page 41 of the 2004 Annual Report. The five year summary in the 2004 Financial Statements is on page 64 of the 2004 Annual Report.

(b) The audit report relating to the consolidated statements of the Company for the financial year to 31 December 2003 (the "2003 Financial Statements") is on page 38 of the Annual Report and Accounts of The Laird Group Public Limited Company (the "2003 Annual Report"). The balance sheet in the 2003 Financial Statements is on page 41 of the 2003 Annual Report. The consolidated profit and loss account in the 2003 Financial Statements is on page 39 of the 2003 Annual Report. The consolidated cash flow statement in the 2003 Financial Statements is on page 40 of the 2003 Annual Report. The notes to the 2003 Financial Statements are on pages 46 to 61 of the 2003 Annual Report. The reconciliation of movements in shareholders' funds in the 2003 Financial Statements is on page 42 of the 2003 Annual Report. The statement of total recognised gains and losses in the 2003 Financial Statements is on page 42 of the 2003 Annual Report. The five year summary in the 2003 Financial Statements is on page 63 of the 2003 Annual Report.

Dated 16 March 2006

DEFINITIONS

The following definitions apply throughout this prospectus, unless the context otherwise requires:

"Act"	the Companies Act 1985, as amended;
"Admission"	the admission of the New Ordinary Shares (nil paid) (i) to the Official List and (ii) to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance, respectively, with the Listing Rules and the Admission and Disclosure Standards;
"Administrative Committee"	the duly authorised administrative committee of the board of directors of the Company;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, *inter alia*, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"Articles"	the articles of association of the Company;
"Audit Committee"	the duly authorised audit committee of the board of directors of the Company;
"Audited Results"	the audited results of the Group for the year ended 31 December 2005;
"Australia"	the Commonwealth of Australia, its territories and possessions;
"Australian Person"	any person in Australia or with an address in Australia (including corporations and other entities organised under the laws of Australia but not including a permanent establishment of any such corporation or entity located outside Australia);
"Balance UK"	Balance UK Limited;
"Board"	the Board of Directors of the Company;
"Business Day"	any day (excluding Saturdays and Sundays) on which banks are open in London for normal banking business;
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and political subdivisions thereof;
"certified" or "certificated form"	not in uncertificated form;
"CCSS"	the CREST Courier and Sorting Office established by CRESTCo to facilitate, amongst other things, the deposit and withdrawal of securities;
"Communications Host"	a network provider's communication host as defined in the glossary to the CREST Manual;
"Company" or "Laird"	The Laird Group Public Limited Company;
"Control"	has the same meaning as in Section 719 of the Income Tax (Earnings and Pensions) Act 2003;
"CREST"	the relevant system (as defined in the CREST Regulations) for paperless settlement of share transfers and the holding of shares in uncertificated form in respect of which CRESTCo is the operator (as defined in the CREST Regulations);
"CRESTCo"	CRESTCo Limited, the operator of CREST;

"CREST Manual"	the rules governing the operation of CREST consisting of the CREST Reference Manual, the CREST International Manual, the CREST Central Counterpart Service Manual, the CREST Rules, the CCSS Operations Manual, the Daily Timetable, the CREST Application Procedures and the CREST Glossary of Terms (as updated in November 2001);
"CREST member"	a person who has been admitted to CREST as a system-member (as defined in the CREST Manual);
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended;
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member;
"dealing day"	any day on which the London Stock Exchange is open for business in the trading of securities admitted to the Official List;
"Directors" or the "Board"	the current directors of the Company whose names are set out on pages 133 and 134 of this prospectus;
"Disclosure Rules"	the rules and regulations made by the FSA under Part VI of FSMA (as amended from time to time);
"EMI"	electromagnetic interference;
"ESOP"	the Employee Share Ownership Trust;
"Excluded Overseas Shareholders"	(other than as agreed in writing by the Company and JPMorgan Cazenove and as permitted by applicable law) Shareholders who are located in or who have registered addresses in an Excluded Territory;
"Excluded Territory"	the USA, Canada, Japan, Australia and the Republic of South Africa;
"existing Ordinary Shares"	the fully paid Ordinary Shares in issue at the Record Date;
"FSA"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA;
"FSMA"	the Financial Services and Markets Act 2000, as amended from time to time;
"Fully Paid Rights"	rights to acquire New Ordinary Shares, fully paid;
"Group" or "The Laird Group"	the Company and its subsidiaries from time to time;
"HMRC"	Her Majesty's Revenue and Customs and, where relevant, any predecessor body which carried out part of its functions and references to any approval by HMRC shall, where appropriate, include approval by an officer of Her Majesty's Revenue and Customs;
"Issue Price"	325 pence per New Ordinary Share;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"JPMorgan"	J.P. Morgan Securities Ltd.;
"JPMorgan Cazenove"	JPMorgan Cazenove Limited;
"Laird" or "Company"	The Laird Group Public Limited Company;

"Laird Security Systems"	the Laird Security Systems division of The Laird Group;
"Laird Technologies"	the Laird Technologies division of The Laird Group;
"Listing Rules"	the rules and regulations made by the FSA under Part VI of FSMA (as amended from time to time);
"London Stock Exchange"	London Stock Exchange plc;
"member account ID"	the identification code or number attached to any member account in CREST;
"Money Laundering Regulations"	The Money Laundering Regulations 2003, as amended from time to time;
"New Ordinary Shares"	37,602,512 New Ordinary Shares to be issued by the Company pursuant to the Rights Issue;
"Nil Paid Rights"	New Ordinary Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue;
"Nominations Committee"	the duly authorised nominations committee of the board of directors of the Company;
"North America"	the United States of America, and Canada;
"North American Person"	means a citizen or resident of North America, including the estate of any such person or any corporation, partnership or other entity created or organised under the laws of North America or any constitutional sub-division thereof;
"Official List"	the Official List of the FSA;
"Ordinary Shares"	a fully paid ordinary share in the share capital of the Company;
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;
"PFL"	the business of Permacell Finesse;
"Prospectus Rules"	the rules and regulations made by the FSA under Part VI of FSMA (as amended from time to time);
"Provisional Allotment Letter"	the renounceable provisional allotment letter to be issued to Qualifying non-CREST Shareholders by the Company in respect of the Nil Paid Rights pursuant to the Rights Issue;
"Qualifying CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in uncertificated form;
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in certificated form;
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company at the close of business on the Record Date;
"Receiving Agent"	Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6DA;
"Receiving Bankers"	Lloyds TSB Bank plc, City Office Branch;
"RecepTec"	the assets of RecepTec Holdings, LLC or RecepTec Holdings, LLC, as the case may be;
"Record Date"	close of business on 13 March 2006;

"Registrars"	Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6DA;
"Regulations"	the Uncertificated Securities Regulations 2001, as amended from time to time;
"Regulatory Information Service"	a regulatory information service that is approved by the FSA and that is on the list of regulatory information service providers maintained by the FSA;
"Remuneration Committee"	the duly authorised remuneration committee of the board of directors of the Company;
"Responsible Persons"	the Company, the Directors and, to the extent set out in Part VII only, the reporting accountants;
"Rights Issue"	the offer by way of rights of the New Ordinary Shares to Qualifying Shareholders at the Issue Price on the terms and subject to the conditions set out in this prospectus and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter;
"Rothschild"	N M Rothschild & Sons Limited;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Share Schemes"	the share schemes described in paragraph 6 of Part VIII of this prospectus;
"Shareholders"	holders of Ordinary Shares;
"Subsidiary"	a company which is both under the Control of the Company and is a subsidiary of the Company (within the meaning of section 736 of the Companies Act 1985);
"Trustee"	the trustees of any trust established by the Company or any Subsidiary wholly or partly for the benefit of employees of the Group;
"Underwriters"	JPMorgan and Rothschild;
"Underwriting Agreement"	the agreement between the Company, JPMorgan Cazenove, JPMorgan and Rothschild dated 16 March 2006, the principal terms of which are summarised in paragraph 16 of Part VIII;
"UK GAAP"	generally accepted accounting principles in the UK;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States" or "USA"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US"	of or relating to the USA;
"£", "pence", "p" or "sterling"	the lawful currency of the UK; and
"$"	the lawful currency of the USA.

3.8

The Laird Group PLC

Annual Report and Accounts 2005

Laird



Securing the future delivering continued growth

	2005 £m	2004 £m	
Revenue			
- continuing operations	**490.3**	345.5	**+42%**
- discontinued operations	**18.4**	122.5	
	508.7	468.0	**+9%**
Underlying profit before tax(ii)	**55.1**	46.4	**+19%**
Profit before tax from continuing operations	**34.3**	40.6	
Trading cash flow	**34.0**	24.3	**+40%**
Net borrowings	**148.1**	118.6	
Shareholders' funds	**284.3**	260.2	
	p/share	p/share	
Underlying earnings(ii)	**28.9**	26.3	**+10%**
Basic earnings from continuing operations	**16.0**	20.7	
Dividends	**9.75**	9.2	**+6%**

Explanatory Notes

(i) The results for the year ended 31 December 2005 represent the Group's first full year financial statements prepared under International Financial Reporting Standards. As a consequence, the 2004 results have been amended accordingly.

(ii) Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments.

(iii) The narrative that follows is based principally on underlying operating profit, profit before tax and earnings per share, as the directors believe that these provide a more consistent measure of operating performance.

(iv) The average number of shares in issue was 157.9 million in 2005 and 145.6 million in 2004.

Securing the future
a year of strategic growth

Strategy
Laird has established a successful strategy of focusing on higher growth markets, obtaining a competitive edge through technology and customer service allied to a well established, but still expanding, low cost manufacturing base, currently in Asia and Central Europe and with the potential to be developed in Mexico and India. Laird's strategy is to focus on specialist markets which provide opportunities for growth, while our global reach provides advantages compared to many of our more regional or local competitors. In line with this strategy Laird has expanded, and intends to continue to expand, the technology, market access, product offering and geographic spread of our divisions. The Laird strategy is one driven by the overriding objective of creating and growing shareholder value, today and in the future.

Delivery of Profitable Growth
2005 saw further good progress made by the Group. We strengthened and developed both our market leading divisions, Laird Technologies and Laird Security Systems, during the year through organic investment and acquisitions, and continued our repositioning of the Group to higher growth markets. We have again delivered positive organic revenue growth together with good growth in underlying profits and earnings. Group underlying profits before tax were £55.1 million in 2005, up 19% on the £46.4 million reported in 2004. Earnings per share on a similar basis were 28.9 pence, up 10% on the 26.3 pence in 2004.

Continuing Dividend Growth
The Board's policy on dividends is to increase returns to shareholders progressively over time, reflecting both the underlying profitability of the Group and the cash flow requirements of the business. Your Board is recommending a final dividend of 6.45 pence per share, payable to shareholders in respect of their shareholdings recorded on the register on 5 May 2006. This will provide a total dividend for the year of 9.75 pence per share, compared with 9.2 pence per share for 2004 and represents an increase of 6%.

Board Development
David Morton, senior independent non-executive director, retired from the Board at the Annual General Meeting in May 2005. I would like to thank David for his valuable service and extensive contribution to the development of the Group. John McDowall has succeeded David Morton as the senior non-executive director of the Board.

Our Employees
Laird employs some 9,000 people of many different nationalities and cultures worldwide. The Group's continuing progress and its further successful development during the year is a result of the hard work and dedication of these employees and the successes they have achieved. Their support and commitment underpins the service we provide to our customers, and is critical in furthering the growth and future success of the Group. I would like to take this opportunity, on behalf of the Board, to thank them all.

Corporate Social Responsibility
As a growing international Group, the Board believes that it is important for us to be good corporate citizens in the different locations and environments in which the Group operates. Our Group policies on ethics, on health, safety and the environment, and on employment are reinforced by a commitment to continuous improvement across our businesses. 2005 was a year of further progress in our overall performance in these areas. All of our main manufacturing facilities were accredited to the ISO 14001 standard, with its additional environmental requirements, during the course of the year, with the remaining recent acquisitions targeted to achieve accreditation during 2006. This is in addition to the majority of our main manufacturing facilities being ISO 9001 and 9000 certified. We have seen benefits of introducing these standards to our facilities and aim to reinforce these systems by completing the integration of the British Standards Occupational health and safety specification, OHSAS 18001, into each of our ISO 14001 registered sites during 2006. Further details of our activities in these areas are given in the Corporate Social Responsibility section of this Report.



Maintaining the Momentum of the Group
Laird has made further good progress in 2005, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to focus the Group on its two high quality divisions, both of which have opportunities for growth, together with the investments that have been made to strengthen and develop each of them and to broaden their product and market spread, have again allowed the Group to move forward. The Group intends to continue to pursue and implement this strategy, and is well positioned to make further progress in 2006.

Nigel Keen
Chairman

Securing the future innovation and profit

Strategic Development

Laird has made further good progress in 2005, and has again delivered positive organic revenue growth together with good growth in underlying profits and earnings. We have continued to strengthen and develop our two market leading divisions, with recent acquisitions performing at or ahead of expectations.

Over the last five years the Group has been transformed from a diversified industrial conglomerate to a higher growth, increasingly profitable company focused on its two market leading divisions. Lower growth, low margin businesses have been and, where appropriate will continue to be, divested. Laird Technologies and Laird Security Systems have been and continue to be strengthened and expanded, both through organic investment and through acquisitions, which have enhanced the technology, product offering, market positioning and geographic spread of the Group.



Delivery of Profitable Growth

Total Group revenue in 2005 was £508.7 million, 9% up on the £468.0 million of total revenue in 2004. Revenue from continuing operations, that is including acquisitions but excluding the disposals made in 2004 and 2005, was £490.3 million, up 42% on the £345.5 million in 2004. Underlying organic revenue growth from continuing operations was 7%.

Underlying profit before tax was £55.1 million in 2005, 19% higher than £46.4 million in 2004. The Group's underlying operating profit margin increased to 12.9%, from 11.1% in 2004 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before taxation from continuing operations, after exceptional items, the amortisation of acquired intangibles and the fair valuing of financial instruments, was £34.3 million in 2005, compared with £40.6 million in 2004.

Underlying earnings per share in 2005 were 28.9 pence, 10% up on the 26.3 pence in 2004.

Exceptional costs of £15.5 million were incurred in the year (2004: £nil). This was largely as a result of the restructuring of Laird Technologies' Swedish antennae operations and their relocation to Central Europe, and of Laird Security Systems' UK window hardware business and the resultant relocation to China, all as originally planned, together with the effects of the Pennsylvania flood in April 2005 and the £4.0 million lease provision made consequent upon the disposal of Permacell Finesse in September.

Net borrowings at the year end were £148.1 million (2004: £118.6 million), representing 52% of shareholders' funds. Interest cover for the year was 6.2 times. There was a strong trading cash inflow in the year of £34.0 million, compared with an inflow of £24.3 million in 2004. There was a net cash outflow on acquisitions and disposals of £29.1 million compared with £77.3 million in 2004, additional contributions of £5.8 million in 2005 (2004: £nil) into the Group's defined benefit pension schemes above the normal funding level of £1.9 million and a cash spend on exceptional items of £4.7 million compared with £2.6 million in 2004.

Benefits of Strategic Acquisitions

Laird Technologies made two acquisitions in 2005. Cateron, based in Taiwan and with a manufacturing facility in China, was acquired in January for approximately £13.0 million. Cateron, a leading supplier of EMI shielding products to the global PC notebook market, has performed ahead of expectations. The acquisition of Melcor, for approximately £11.0 million, was completed in October. Melcor, with facilities in New Jersey, USA and Quanzhou, China, designs and produces thermoelectric coolers, expanding Laird Technologies' existing thermal product range and broadening its served markets.

In May 2005 Laird Security Systems consolidated its position as the largest UK provider of composite doors to the growing social housing and Housing Association market with the acquisition of Securidor for approximately £6.0 million. In September 2005 the acquisition of Builders Hardware in California, for approximately £6.0 million, provided Laird Security Systems with an expanded presence in the growing West Coast market and complements the existing door hardware product range in the USA.

Maintaining Progress

Laird has again made good progress in 2005, growing revenues and underlying profit. The Group has continued to be developed strategically, and is well positioned to make further progress in 2006.

Peter Hill
Chief Executive

Securing the future through development



May
Unveiling of Laird Technologies' new antennae manufacturing facility in Szombathely, Hungary

April 2005
Laird Technologies' Pennsylvania facility temporarily closed due to flooding

January 20
Acquisition of Cateron Corporation for Laird Technologies


Laird

May 2005
Acquisition of Securidor for Laird Security Systems



January 2005
Construction commences on a 35,000 sq m 'flagship' facility in Shenzhen, China, for Laird Technologies



September 2005
Laird Security Systems expands into US West Coast window and door hardware market with the acquisition of Builders Hardware Inc

September 2005
Laird Security Systems exits the UK uPVC window systems market

September 2005
Ground-breaking commences for a new 23,000 sq m Laird Technologies antennae facility in Beijing, China





October 2005
Centurion Wireless Technologies, a unit of Laird Technologies, ships its one billionth handset antennae

2005
Laird Technologies acquires Melcor Corporation, a manufacturer of advanced thermal management solutions to a variety of end-use markets

August 2005
NASA selects Laird Technologies Thermal Products' T-pli™ gap filler for Extravehicular Activity (EVA) camera onboard Space Shuttle Discovery

Securing the future through technical expertise



Partners in Design

Laird Technologies is a leading international supplier of custom designed electronic components and solutions to the global electronics industries, including telecommunications infrastructure, cellular handsets, data transfer and information technology, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets.

Laird believes that Laird Technologies is the global market leader in the design and supply of both EMI shielding solutions and wireless cellular handset antennae; it also has an increasing presence in the emerging applications of telematics and Wi-Fi. Laird has also established a growing presence in the design and supply of thermal management products and solutions for electronic devices. Its products, often co-designed in conjunction with its customers, are critical in protecting or enhancing the performance of electronic devices.

As leading global electronics manufacturers look to focus their internal processes around brand management and sales generation, they look increasingly to Laird Technologies to provide a more comprehensive suite of products, design engineering and testing, as well as integration with their global supply chain and research and development.

Strong growth in revenues and profits

In markets that generally remained buoyant in 2005, Laird Technologies benefited particularly from the strong demand for its EMI shielding and antennae products for the cellular handset market, where industry commentators believe that global unit handset shipments increased by approximately 20% compared with 2004, to approximately 820 million units.

Revenue grew by some 82% in the year to £259.4 million compared with £142.8 million in 2004. This strong growth in revenues was the result of acquisitions, most notably that of Centurion Wireless Technologies which was acquired in October 2004, and the organic revenue growth of 15% achieved in the year.

EMI product line revenues were £135.0 million in 2005, with organic revenue growth of 16%. Antennae revenues were £103.0 million, with organic revenue growth of 36%, while revenues from the lower margin power products were £9.0 million, a decline of 58% organically as programmes became end-of-life and were not replaced. Thermal products revenues were £12.0 million in the year, with the business undergoing a period of consolidation.

Underlying operating profits also grew by some 82%, to £37.7 million, compared with £20.7 million in 2004, as a result of the organic revenue growth, the benefits of acquisitions and the increased levels of production from lower cost countries. Operating margins were maintained, at 14.5%, despite the acquisition of Centurion's lower margin businesses which have a higher "bought in" materials content compared to Laird Technologies' EMI shielding and thermal products.

Benefits of strategic acquisitions

Laird Technologies made two acquisitions in 2005. Cateron, based in Taiwan and with a manufacturing facility in China, was acquired in January for approximately £13.0 million and has performed ahead of expectations. Cateron is believed to be the leading supplier of EMI shielding, fabric over foam gaskets and tape to the global PC notebook market. Its strong position with Taiwanese Original Design Manufacturers has the potential to provide sales of antennae and thermal products and to provide a full service design and supply offering.

The acquisition of Melcor, for approximately £11.0 million was completed in October 2005. Melcor has facilities in New Jersey, USA and Quanzhou, China. The Company designs and produces thermoelectric coolers, which actively transport thermal energy across a semiconductor junction coupled with electron flow,





expanding Laird Technologies' existing thermal product range and broadening its served markets.

The acquisition of Antenex, Inc., for approximately £10.0 million was announced on 8 March 2006. Antenex, Inc. designs and manufactures a range of antennae products for communications in the transportation, defence, public safety, system and medical sectors, complementing Laird Technologies' existing antennae product offering.

Centurion Wireless Technologies, acquired in October 2004, also performed ahead of expectations. Cost synergies of $5.0 million in 2006, announced at the time of the acquisition, are still expected to be achieved, while the first "synergy" sales have been made. Laird Technologies, including Centurion, shipped 170 million cellular antennae units, a growth of 23% compared with Centurion's shipments in 2004, as a result of strong market demand and market share gains. Strong growth was also achieved in telematics and other wireless antennae shipments. In October 2005 Centurion reached a milestone with the shipping of its one billionth wireless handset antenna.

Operational and geographic development

Asia continues to be of increasing importance to Laird Technologies, both as a growing market and as a low cost manufacturing base, and is also becoming increasingly important as a design and development centre. In 2005, 50% of Laird Technologies' revenues by destination were from Asia (2004: 45%) and 54% of revenues by origin (2004: 33%). At the end of 2005, Laird Technologies had approximately 6,600 employees, of whom 75% were in Asia, the majority in China.

In China, construction of a new 35,000 square metre facility in Shenzhen was completed by the year end, and it is expected that the facility will become operational during the first half of 2006 focusing initially on EMI shielding products. A global production tooling centre for Laird Technologies is also being established there.

Construction of a new 23,000 square metre facility in Beijing for production of wireless handset antennae, and incorporating a major design centre, is well under way, and it is expected will be operational by June 2006.

Further expansion in Tianjin will support growth in the production of shielding products for the wireless handset market, as well as thermally or electrically conductive elastomer ("ECE") products and materials. It is expected from early 2006, the manufacture of ECE products for Asia will be relocated to Tianjin from the USA and Europe. Additional production space was secured in Shanghai to support the increased output of board level shields for the wireless handset market.

Elsewhere in Asia, a new production facility was established in Johor Baru, Malaysia, to provide shielding products for wireless handsets. In Korea two facilities have been consolidated into a new facility in Seoul, to create a single design and sales support centre for all Laird Technologies' products. In Taiwan, facility consolidation has taken place following the acquisition of Centurion and Cateron. Antennae design, prototyping and testing capabilities will be established in both Korea and Taiwan in 2006 to support local customers.

In the USA, the EMI shielding plant in Pennsylvania closed by flood damage in April 2005 was re-opened and order intake restored. Approximately 20% of the pre-flood production has been relocated permanently to other Laird Technologies facilities, and the head count has reduced by approximately one third. A new flood protection levee has been constructed on site.

In Europe, the two UK facilities were consolidated into one, and the majority of UK manufacturing relocated to Liberec in the Czech Republic where production continues to be expanded. Liberec now supplies the majority of European EMI shielding products. Almost all antennae production from

Sweden has been relocated to Beijing, China and to a new facility in Szombathely, Hungary, to supply the Central European electronics manufacturing centres of Laird Technologies' customers.

A new facility is planned for Reynosa, Mexico during 2006, initially for antennae production but with the ability to expand to cover other products, and a feasibility study in 2006 will assess the potential for a similar facility in India.

Technical development
During 2005 Laird Technologies continued to expand and develop its technology capabilities with 370 patents issued and 180 pending and some 280 engineers and technologists were employed worldwide at the year end.

New EMI shielding products under development or commercialised during 2005 included "Eco Green", a fabric over foam product for the consumer electronics industry and the development of a range of mould-in place environmental gaskets.

In antennae, Laird Technologies continues to develop new integrated antennae modules, including the first software controlled antennae, to cope with the increasing complex demands for multiple applications. New antennae products included an enhanced, ceramic based production line for non-cellular frequencies.

A number of new thermal interface products including specialist thermally conductive greases, are being developed. In August, Laird Technologies' T-Pli2000® series gap filler was selected by NASA for use aboard the space shuttle Discovery. Following the acquisition of Melcor, a new range of enhanced thermoelectric coolers, to improve thermal and mechanical performance is planned.

Extending global leadership
Laird Technologies had another successful year in 2005. Its close customer relationships, its increasingly broad product offering, its expanding base of technical expertise and its well established, but still growing, low cost manufacturing base, is expected to provide a sound platform from which to extend further its global leadership positions during 2006.





Securing the future through innovation



Innovative home improvement solutions

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products include window and door hardware, composite doors, conservatories, uPVC products and weatherstripping seals.

In recent years the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Benefits of broad market spread

Laird Security Systems' markets were mixed in 2005. In the UK the overall housing market slowed, as did the renovation market, while the markets for replacement windows and conservatories were particularly hard hit. In contrast, the UK social housing market, where Laird Security Systems is a major supplier of composite doors, remained buoyant.

In the USA, the market overall continued to be favourable across all of Laird Security Systems' product lines. In particular the renovation market remained relatively buoyant, as geographically did the Southern US and West Coast markets overall.

Laird Security Systems delivered a solid performance in 2005, with continuing revenue up 14% to £230.9 million in the year, compared with £202.7 million in 2004. Organic revenue growth was flat overall for Laird Security Systems as a whole, with a decline of 10% in the UK being offset by positive organic growth of 15% in the USA.

UK revenue from continuing businesses in 2005 was approximately £131.0 million. Of this, 29% represented window hardware, 27% doors, 22% door hardware, and 12% windows and conservatories.

USA revenue in 2005 was approximately £100.0 million. Of this, 60% represented window hardware, 18% seals, 12% door hardware and 10% uPVC extrusions.

Laird Security Systems was again able to show underlying profit growth, of 5%, despite its mixed markets and the adverse impact of commodity prices. Underlying operating profits for 2005 were £28.1 million, compared with £26.7 million in 2004. Operating margin for the year was 12%.

Commodity prices remained volatile overall. Through carefully managing the relationship between input and output pricing, Laird Security Systems was able to contain the adverse effect of higher commodity prices in the year to some £1.0 million.

Portfolio repositioning

In May 2005, Laird Security Systems consolidated its position as the largest UK provider of composite doors to the growing social housing and Housing Association market with the acquisition of Securidor for approximately £6.0 million. This followed the acquisition of Intron in 2003 and Lindman in 2004 and increases further the product range offered to this growing market.

In September 2005, the acquisition of Builders Hardware in California, for approximately £6.0 million, provided an expanded presence in the growing West Coast market and complements the existing door hardware product range in the USA. Profitability should be enhanced by re-sourcing the majority of Builders Hardware's existing product lines to our and our partner suppliers' operations in China.

The acquisition of Builders Hardware was supplemented by the acquisition of Bandlock Corporation in March 2006 for approximately £10.0 million. Bandlock Corporation is a California-based seals and extrusion business, which will provide Laird Security Systems not only with the benefits of





a broader product offering close to customers on the US West Coast, but will also complement its existing US seals and extrusions businesses.

Balance UK, acquired on 1 March 2006, supplies a range of heavy duty window balances. This will enhance the product range of Laird's US operations, to which Balance UK will report, allowing sales of these window balances to Laird's existing US customers.

The disposal of Permacell Finesse in the UK, an extruder of rigid uPVC window profiles and cellular uPVC products, was completed in September 2005. Laird Security Systems had a relatively small market share in this business segment, which was also under significant price pressure as a result of high oil and resin prices. The business was facing increasingly difficult trading conditions, and recorded an operating loss in the year of £0.2 million through the point of sale. Following certain post closing adjustments, the net proceeds received were approximately £5.0 million.

The effect of these acquisitions and the disposal has been to continue to reposition Laird Security Systems towards higher growth markets, particularly in the USA, in line with the Group's strategy. It is expected that this overall strategy will continue to be pursued.

Operational and geographic development

In response to market conditions, headcount in the UK window hardware and components businesses was reduced by some 300 during the year, or some 35% of the combined total in these businesses. The hardware facility in Essex was downsized significantly, with the majority of manufacturing being re-sourced to China. At Laird Lifestyle Products, manufacturing operations were consolidated further, to improve efficiencies and provide a greater emphasis on marketing and product positioning.

In the UK composite door business, the three sites resulting from acquisitions in this sector will be consolidated into two in the first half of 2006, with a capacity expansion at one of the facilities scheduled for completion at the end of the first quarter of 2006. These actions, together with Laird Security Systems' technical capabilities and broad product range, should leave this business well placed to take advantage of the continuing market growth expected in this sector.

In the USA, the window hardware, door hardware, weather seals and uPVC extrusions businesses each had an excellent year, with each product line showing good growth. The capacity expansion at the seals business in the North Eastern US, which was commenced in 2004, became fully operational in 2005. In 2006, capacity of door hardware in the Mid Western US, and of window hardware in the South Eastern US, will be expanded to allow Laird to service increasing demand from customers.

Laird Security Systems in the USA is benefiting from the growing renovation and improvement market, through favourable product trends in its main market segments, and through market share gains, both directly and through the continuing consolidation of its customer base. Laird Security Systems' design capabilities and its high levels of customer service remain key to its success in North America.

In Asia, sales of products manufactured in Asia grew by approximately 15% in 2005. The facilities in Ningbo, China, were expanded during the year. Sourcing from partner suppliers was also expanded; these suppliers are integrated into Laird Security Systems' supply chain, which provides them with engineering expertise, specialised investment and quality control.

Innovation
Laird Security Systems maintained its focus on product innovation and development, continuing to develop its intellectual property portfolio, while acting aggressively to defend successfully a number of attempted patent infringements. There were sales in 2005 from the new Springback sealing product range, innovative new window balance designs, and an increasing range of multipoint locks, all developed since 2003. Laird Security Systems continues with its product innovation and new designs, both to differentiate itself from its competitors and to provide enhanced functionality for its customers.

Design teams in the UK and the USA are being integrated with the engineering, tooling and prototyping capabilities that are now firmly established in Asia. As a result of this initiative, an innovative new range of window hardware products will be introduced into the US market during 2006 and 2007.

Laird Security Systems is targeting its product development to benefit from three macro trends which it sees emerging over the next few years. One is more demanding construction standards in North America, to reduce hurricane damage. A second is higher security allied to ease of use, including electronic access controls, which is seen to be particularly applicable as demographic trends move towards an increasingly ageing population. A third is the expected trend towards even greater insulation and thermal efficiency, as governments and consumers adjust to higher energy prices.

Development of the strategy
Laird Security Systems has continued to provide innovative local solutions to its customers allied to what are believed to be industry leading service levels on a global basis, underpinned by a still expanding low cost engineering and manufacturing capability in Asia. Within the division there is now a much broader presence in a range of markets, products and sales channels, allowing the division to continue its record of profitable growth despite increased commodity prices and some weaker market sectors. Laird Security Systems is reducing its exposure to the mature UK window market and continuing its repositioning to higher growth markets, particularly in North America.







International Financial Reporting Standards
The 2005 results have been reported using IFRS accounting policies.

Revenue
Total revenue increased from £468.0 million to £508.7 million in 2005. Revenue from continuing operations increased from £345.5 million in 2004 to £490.3 million in 2005. Revenue from continuing operations increased by 42%.

Revenue from discontinued operations in 2004 was £122.5 million and includes £91.9 million of revenue from Laird Plastics, which was divested in October 2004 and £30.6 million of revenue from Permacell Finesse (PFL) which was divested in September 2005. Revenue from PFL in 2005 up to the date of its disposal was £18.4 million.

Organic growth from continuing operations was 7% and is measured by restating 2005 revenue at 2004 exchange rates and comparing it to revenue in 2004 after including revenue in 2004 for the acquired businesses in the equivalent period not in our ownership. Laird Lifestyle Products revenue is excluded from the calculation as it was purchased from the Receiver in September 2004 and was subsequently restructured significantly with a number of product lines being discontinued.

Profit before tax
Profit before tax, from continuing operations, was £34.3 million (2004, £40.6 million). The loss from discontinued operations was £5.1 million (2004, profit £7.0 million).

Underlying profit before tax in the year was £55.1 million (2004, £46.4 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on sale of businesses and the impact arising from the fair valuing of financial instruments as set out in note 14.

Under the Group's IFRS accounting policies, certain development costs (£2.4 million) have been capitalised and these are partly offset by a charge (£0.8 million) made for share based payments. The net impact is that underlying profits in the year on an IFRS basis are £1.6 million higher than they would have been under UK GAAP.

Finance costs
Finance costs, net of a fair value adjustment of £1.1 million, were £10.5 million compared to the £5.6 million in 2004, the increase due largely to the funding costs of the acquisitions and to higher US dollar interest rates.

Taxation
The tax charge is equivalent to an average tax rate of 17.3% on underlying profit before tax and is marginally higher than the 17.2% for 2004. Profits in the USA are subject to a relatively low charge and should remain so for many years due to tax deductions for amortised goodwill resulting from acquisitions in past years. A growing proportion of profits are also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in note 11.

Underlying Earnings
Underlying profit before tax was 19% up on 2004 and with more shares in issue, underlying earnings per share were up by 10% (note 14). Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill.

Cash flow

There was a healthy trading cash flow surplus of £34.0 million in the year.

Analysis of cash flow

	£m
Operating profit	
– continuing	65.8
– discontinued	(0.2)
Depreciation/asset disposal gain	12.8
Other non cash	(0.8)
	77.6
Increase in working capital*	(14.0)
Capital expenditure less disposals	(17.1)
Finance costs	(10.3)
Taxation	(2.2)
Trading cash flow surplus	34.0
Dividends	(14.9)
Net cost of acquisitions and disposals	(29.1)
Exceptional costs	(4.7)
Pension contributions above the normal level	(5.8)
Share issues	3.5
Exchange translation movement	(12.5)
Increase in net borrowings	(29.5)

* after adjusting for accruals on exceptional items of £5.0 million in 2005 and £(2.6) million in 2004

An increase in trade debtors has contributed to the rise in working capital due in part to higher levels of activity but also due to the increasing proportion of the Group's revenues generated in Asia where terms of payment are longer. In addition, some of the increase in working capital arose at PFL which was sold part of the way through the year when working capital levels were higher than would be expected to be the case at the year end.

Capital expenditure of £17.1 million was £4.3 million in excess of depreciation largely due to expansions in capacity to meet demand, with much of the excess occurring in Asia, and in particular in plants supplying products in China for the cellular handset markets.

Cash tax payments were lower than the tax charge due largely to tax repayments in respect of previous years.

Overall, there was a £29.5 million increase in net borrowings as the trading cash surplus was more than offset by dividend payments, the net spend on acquisitions and disposals and by translation movements following the strengthening of the US dollar.

Net borrowings and debt facilities

Net borrowings at the year end increased by £29.5 million compared to 2004, to £148.1 million. As much of the Group's borrowings are in US dollars and the US dollar has strengthened since the end of 2004, £12.5 million of the increase is due to the translation of borrowings using the US dollar rate at the end of December 2005.

In August 2005, the Group replaced £165 million of bilateral loan facilities which were due to expire in 2008 with new committed facilities of £195 million which will expire in 2010. These new facilities, together with the Group's US dollar private placement facilities which generally expire between 2008 and 2016, provide the Group with committed facilities totaling £309 million.

Currency

The Group's revenue and profits are affected by currency movements on translating overseas revenue and profits into Sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods or services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US dollar.

The average exchange rates during the year for the US dollar were 1.82 (2004, 1.83), 1.46 for the Euro (2004, 1.48) and 14.90 for the RMB (2004, 15.18). Average exchange rates in 2005 were not significantly different to 2004 so there was little impact on profits.

The difference in year end exchange rates between 2004 and 2005 for the US dollar and the RMB was more marked with the closing rate for the US dollar in 2005 at 1.72 (2004, 1.92) and for the RMB 13.85 (2004, 15.89). The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans. Due regard is given to the adequacy of the capitalisation levels of foreign subsidiaries and tax considerations in order to obtain relief for interest charges. The translation impact of exchange rate movements at the end of 2005 compared with the end of 2004 increased shareholders' funds by £21.7 million.

Pensions

The Group's defined benefit pension schemes' deficit has increased from £14.8 million at the beginning of the year to £16.4 million at the end of the year. Asset values increased by £4.5 million over and above the returns on assets of £4.3 million assumed in the charge to the Income Statement and £5.8 million of additional contributions above the normal contribution level were paid in. However, these were more than offset by changes in the assumptions used to calculate liabilities; the bond rate used to discount liabilities was reduced from 5.4% in 2004 to 4.75%, adding £9.3 million to liabilities and more conservative mortality assumptions were adopted in moving to the "medium cohort" which added a further £4.6 million to liabilities.

Shareholders' Funds

Shareholders' funds at the 2005 year end were £284.3 million (2004, £260.2 million). Profit attributable to equity shareholders was £20.2 million to which must be added exchange gains on translation of overseas assets but to which must be deducted dividend paid of £14.9 million and an actuarial increase in the net pension liabilities of £7.9 million.



Nigel Keen
Chairman. MA, FCA. Aged 59. Appointed a non-executive director in 1993 and Chairman in June 2000. Chairman of the Nominations Committee and a member of the Remuneration Committee. Chairman of Axis-Shield plc, Oxford Instruments plc and Deltex Medical Group plc.



Geoffrey Drabble
Executive Director. BSc, Chartered Accountant. Aged 46. Joined Laird in 1997 as Managing Director of Laird Security Systems. Appointed a director in 2001. Previously held senior management positions with Black & Decker. Non-executive director of Ashtead Group plc.



Peter Hill
Chief Executive. BSc, MBA, Chartered Engineer. Aged 53. Appointed Managing Director in 2001 and Chief Executive in March 2002. Previously held senior management positions with Invensys plc and BTR plc. Non-executive director of Meggitt plc and an Independent Board Member of United Kingdom Trade & Investment.



Martin Rapp
Executive Director. BS, MS, MBA, Professional Engineer. Aged 45. Joined Laird in 1996 as General Manager of the Group's EMI shielding business, becoming President of APM, Inc in 1997. Appointed Chief Executive of Laird Technologies, Inc in 2001. Appointed a director in January 2005. Previously held management positions with Monsanto. US citizen.



Jonathan Silver
Finance Director. BA, Chartered Accountant. Aged 48. Joined Laird in 1986 and appointed to the Board as Finance Director in 1994. Previously Group Treasurer and Corporate Development Manager.



John McDowall CBE
Non-executive director. BSc. Aged 63. Appointed in 1998. Senior independent non-executive director. A member of the Remuneration, Nominations and Audit Committees. Chairman of Techniquest and a member of the Council of the University of Glamorgan. Formerly an executive director of British Steel plc and Chairman of Avesta Sheffield AB.



Anthony Reading MBE
Non-executive director. FCA. Aged 62. Appointed in September 2004. Chairman of the Remuneration Committee and a member of the Nominations Committee. Previously an executive director of Tomkins plc, and earlier held senior management positions with BTR plc. Non-executive director of George Wimpey Plc, Spectris plc and e2v technologies plc.



Sir Geoffrey Owen
Non-executive director. BA. Aged 71. Appointed in 2000. A member of the Remuneration and Audit Committees. Senior Fellow at the Institute of Management, the London School of Economics. Formerly Editor of the Financial Times.



Andrew Robb
Non-executive director. FCMA, FCT. Aged 63. Appointed in September 2004. Chairman of the Audit Committee and a member of the Remuneration Committee. Previously Finance Director of Pilkington plc and P&O Steam Navigation Co. Non-executive director and Chairman of the Audit Committee of Corus Group plc, Kesa Electricals plc and PayPoint plc.



Dr William Spivey
Non-executive director. BS, MS, PhD. Aged 59. Appointed in September 2002. A member of the Remuneration Committee. Formerly President and CEO of Luminent, Inc., having previously held senior management positions with AT&T Corporation and Lucent Technologies. Non-executive director of the Raytheon Company, Novellus Systems, Lyondell Chemical, ADC Telecommunications and Cascade Microtech Inc. US citizen.

Directors' report
for the year to 31 December 2005

The Laird Group Public Limited Company is a holding company. The principal activities of its subsidiary undertakings ("subsidiaries") during the year were the design, manufacture and supply of products and services to the electronics and the residential building industries. The Chairman's statement, Chief Executive's review and Finance Director's report should be read in conjunction with this report. An analysis of revenue, profit, assets and liabilities by segment is shown in note 3 on pages 46 and 47.

Results and dividend
The Group profit for the year after taxation was £20.2 million (2004, £37.2 million). Underlying profit before tax was £55.1 million, (2004, £46.4 million) and is analysed in note 14 on page 53. The recommended final dividend is 6.45p per ordinary share to be paid on 2 June 2006 to ordinary shareholders registered as members of the Company at the close of business on 5 May 2006 making a total dividend for the year of 9.75p per ordinary share.

Allotment of new shares and exercise of options
In the year to 31 December 2005, the issued share capital of the Company was increased by the issue of 1,853,417 ordinary shares. 1,781,000 Ordinary shares were issued following the exercise of options under the Company's 1994 and 2003 executive share option schemes and 72,417 ordinary shares were issued on 15 December 2005 as part release of escrow shares arising from the acquisition of Centurion Wireless Technologies Inc in 2004. Details of the share capital and of options outstanding at 31 December 2005 are shown in note 29 on pages 66 and 67.

Directors
Re-election of directors
The directors as shown on pages 16 and 17 were all directors throughout the year to 31 December 2005. Mr D Morton retired as a director on 13 May 2005. In accordance with the Combined Code on Corporate Governance which requires any non-executive director serving longer than nine years on the Board to be subject to annual re-election, Mr N J Keen will offer himself for re-election at the Annual General Meeting. Mr Keen fulfilled the criteria for independence as set out in the Combined Code at the time of his appointment and the Board is satisfied that Mr Keen remains free from any relationship with the executive management of the Company which could materially interfere with the exercise of his independent judgement. The Board believes that Mr Keen makes a valuable contribution to the Group. During his Chairmanship, Mr Keen has overseen the restructuring of The Laird Group PLC and the strengthening and development of the Board. The Board wishes him to continue as Chairman because of his wide experience of business, particularly in the high technology area and his long-standing financial experience. Messrs G Drabble, P J Hill, J B McDowall and A J Reading will retire by rotation and, being eligible, will offer themselves for re-election. Mr McDowall, aged 63, was appointed to the Board in 1998. He is the senior independent non-executive director, a member of the Audit Committee and a member (and former Chairman) of the Remuneration Committee. Mr McDowall's business expertise and manufacturing knowledge are of benefit to the Board. Mr Reading, aged 62, was appointed to the Board in 2004. He is Chairman of the Remuneration Committee and a member for the Nominations Committee. Mr Reading has an excellent track record in international business, particularly in the USA, and the Company benefits from his general management experience and vision. The Articles of Association require any director who has attained the age of seventy to seek annual re-election, and accordingly Sir Geoffrey Owen will retire in accordance with Article 138 and will offer himself for re-election at the Annual General Meeting. The Board believes that Sir Geoffrey makes a valuable contribution, in particular his experience in global economic issues and knowledge of industrial and corporate matters provides an important perspective and a useful balance to the Board. It therefore wishes him to continue as a director. None of the non-executive directors offering themselves for re-election has a service contract with the Company or any of its subsidiaries. The executive directors offering themselves for re-election have service contracts with the Company which are terminable on twelve months notice.

Directors' interests
No director had, in the year to 31 December 2005, a material interest in any third party contract of significance with the Company or any of its subsidiaries. Directors' shareholdings at 31 December 2005 are shown below. These interests were unchanged at 15 March 2006. Details of share options are shown in the Directors' remuneration report on pages 29 and 30.

	Ordinary Shares Shareholdings	
	31.12.05	1.1.05
N J Keen	**107,400**	107,400
G Drabble	**53,232**	8,232
P J Hill	**120,000**	120,000
J B McDowall	**5,000**	5,000
Sir Geoffrey Owen	**5,000**	5,000
J C Silver	**137,500**	100,000
M L Rapp	**27,000**	27,000
A J Reading	**10,000**	10,000
A M Robb	**6,000**	6,000
Dr W R Spivey	**5,000**	5,000

Employment policy
The Group is organised on a decentralised basis with directors of subsidiary companies responsible for developing employment policies appropriate to the size, organisation and location of their businesses. The Group is committed to providing equal opportunities in terms of recruitment, training and career development of all employees, including those with disabilities. Subsidiaries are encouraged to make all employees aware of the financial and economic factors affecting the performance of their companies.

A copy of the Group's Employment policy statement is available on the Company's website or on request from the Company.

Employee participation
The Board recognises that the success of the business relies on the skill and dedication of its employees and therefore encourages two-way communication. Operating subsidiaries encourage consultation at local level and performance and development reviews reinforce the link between business goals, an employee's contribution and his/her remuneration. An employee newsletter is circulated to all Group companies electronically and includes information on key events within the Group, charity and community involvement and employee achievements.

Corporate social responsibility
In recognition that the Group's businesses and its activities involve a wide community of stakeholders including investors, employees, customers, suppliers and local communities, the Board regularly reviews the significance of social, environmental and ethical matters which may affect the Group. A Corporate social responsibility report providing further detail can be found on pages 24 and 25.

Health and safety at work
The Group is committed to providing a safe working environment for its employees and continuous improvement is sought by the setting of objectives and targets based on relevant national and international health and safety standards and monitoring performance against these. In addition the Group maintains a proactive communications strategy amongst all employees to promote and develop good health and safety practices.

Research and development
In recognition of the importance of investing in research and development programmes to foster product innovation and manufacturing improvements in the Group, expenditure in 2005 on research and development amounted to £16.0 million (2004, £7.7 million), of which £2.6 million has been capitalised (2004, £nil).

Basis of preparation of the accounts
As set out in the statement of directors' responsibilities on page 33, the accounts have been prepared on a going concern basis. A statement on going concern relating to a business requires judgement at a point in time about future events which by their nature are inherently uncertain. The directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Financial assets and liabilities
An analysis of Group debt is given in note 22 to the financial statements. An analysis of financial instruments at carrying value and fair value is given in note 28 to the financial statements. Financial instruments and related disclosures together with a discussion of derivative financial instruments and disclosure about market risk are in accordance with IAS 32 and IAS 39.

Supplier payment policy
The Group requires its subsidiaries to negotiate clear and satisfactory arrangements for the payment of suppliers, as part of the overall terms and conditions of the supply, and to make payment accordingly. At the year end there were 53 days of purchases outstanding for the Group's UK subsidiaries (2004, 53 days).

Directors' Indemnities
During the year, two of the Laird Group's final salary pension schemes were merged and the trustees of the schemes, including Mr Keen who is Chairman of the trustees of one of the schemes merged, received an indemnity from the Company against any claim or other liability arising out of or in connection with the pension schemes and their agreement to the merger.

Auditors
It is recommended that Ernst & Young LLP be reappointed as auditors.

Shareholders
At 31 December 2005 there were 4,133 shareholders.

Directors' report (continued)
for the year to 31 December 2005

Substantial equity interests
Pursuant to the requirements of section 198 of the Companies Act 1985, as at 14 March 2006 the Company had received the notifications of beneficial interests of 3% or more in the Company's issued share capital as set out below. The requirements of section 198 of the Companies Act specify that notifications of holdings of over 3% only have to be made when a full percentage point increase or decrease in the beneficial interest occurs, and that there is no notification requirement in respect of holdings of less than 3% in individual unit trusts even where the aggregation of these holdings amounts to a beneficial interest in excess of 3%. There is also no notification requirement in respect of discretionary management of shares without a beneficial interest. However, when the total holding of material and non-material interests exceeds 10% of the Company's issued share capital, there is an obligation of disclosure with respect to the full shareholding.

	Number of Shares	Percentage
F&C Asset Management plc	16,063,119	10.05
Barclays plc	9,429,368	5.91
Standard Life Group	7,944,006	4.97
Aviva Plc & Morley Fund Management Limited	7,979,517	4.99
Fidelity International Limited	5,814,911	3.64

Charitable donations
In the year to 31 December 2005, the Group gave £49,000 for charitable purposes (2004, £116,000).

By Order of the Board
D J L HUDSON
Secretary
15 March 2006

Registered office
3 St James's Square, London SW1Y 4JU
Registered in England No. 55513

Corporate governance report
for the year to 31 December 2005

The Board considered that during the year ended 31 December 2005 the Company was in compliance with all of the provisions of section 1 (Companies) of the Combined Code on Corporate Governance.

The Board

The responsibilities and objectives of the Board

The Board is appointed by the shareholders who are the owners of the Company. The Board's principal responsibility is to act in the best interests of the shareholders as a whole within the legal framework of the Companies Act 1985. The Board establishes the aims and objectives for the Company, approves the strategic direction and plans and the operating budgets proposed by the Chief Executive, and monitors performance against them. The Board is also responsible for identifying, evaluating and managing the key risks faced by the Company, for exercising proper and appropriate corporate governance, for establishing and ensuring the effectiveness of the Company's systems of internal control and reviewing management performance. Through the Chief Executive, the Board has regard to the necessary financial and human resources required to meet the Company's objectives.

The composition of the Board

The composition of the Board is outlined on pages 16 and 17. The Board comprises an appropriate mix of executive and non-executive directors and is of a size and includes the skills and experience appropriate for the requirements of the business. There is a clear written division of responsibility between the Chairman and the Chief Executive which has been agreed by the Board. Mr McDowall is the senior independent non-executive director, having taken over from Mr Morton who retired on 13 May 2005 at the Annual General Meeting. The principal role of the senior independent non-executive director is to be available to shareholders if they have concerns which have not been resolved through the normal channels of Chairman or Chief Executive. During the year the major shareholders were offered the opportunity to meet with the senior non-executive director.

All the non-executive directors are considered by the Board to be independent. Nigel Keen, the Chairman, was appointed to the Board as an independent non-executive director in 1993. Mr Keen fulfilled the criteria for independence as set out in the Combined Code at the time of his appointment and the Board is satisfied that Mr Keen remains free from any relationship with the executive management of the Company which could materially interfere with the exercise of his independent judgement. The terms and conditions of appointment of the non-executive directors are available from the Company on request and will be on display at the Annual General Meeting. At the Annual General Meeting every year at least one third of the directors retire from office. Such rotation of directors ensures that directors submit themselves for re-election regularly, and at least every three years.

The operation of the Board

The Board meets at least eight times a year. A schedule of meetings and principal matters to be discussed is set out at least twelve months in advance. The Board also delegates certain of its responsibilities to Committees which are described below. The Board determines the membership and Chairmanship of the Committees. Minutes of those Committee meetings are circulated to Board Members prior to each Board Meeting. All directors receive Board Papers prior to the Meetings which include detailed financial information and a comprehensive operational overview from the Chief Executive. The Chairman and the non-executive directors meet at least twice a year without the executive directors present and the senior independent director meets at least annually with the non-executive directors without the Chairman present.

There is a schedule of key operational matters reserved for Board approval, including for example significant long term obligations such as capital investments, acquisitions and divestments above certain levels, the raising of new capital and the entering into of loan agreements. The Board delegates the day-to-day management of the business to the Chief Executive.

Communications with shareholders

The Laird Group, within the limits imposed by the Listing Rules, enters into a dialogue with institutional shareholders to develop an understanding of their views and to communicate and explain the Company's objectives. The Chief Executive and Finance Director meet regularly with shareholders and report to the Board following these meetings. The Company's stockbroker periodically contacts shareholders and provides feedback which is reported to the Board. In 2003 a formal survey, on a non-attributable basis, covering eighteen of the Company's larger shareholders was commissioned and it is intended that another formal survey will be carried out in 2006. Following presentations to analysts and major shareholders of the interim and full year results, confidential exit polls are conducted by outside consultants and the results are reported to the Board. The Chairman and the senior independent non-executive director make themselves available for meetings with shareholders.

The Board views the Annual General Meeting as an opportunity to communicate with private investors and institutional shareholders and encourages them to attend. Shareholders are invited to ask questions and are given the opportunity to meet the directors informally after the meeting. The Chairman gives a formal report on the Company's progress at the meeting. The chairmen of the various Board Committees are available to answer questions relating to their areas of responsibility. The number of proxy votes cast for, against or in abstention on the resolutions are reported to the meeting and, following the meeting, they are published on the Company's website. Copies of all the Company's press announcements are posted on the Company's website.

Committees of the Board

The written Terms of Reference of the Committees are available on the Company's website, from the Company on request and will be on display at the Annual General Meeting.

Corporate governance report (continued)
for the year to 31 December 2005

Audit Committee
Mr A M Robb was appointed Chairman of the Audit Committee in September 2004. The other members of the Committee are Mr J B McDowall and Sir Geoffrey Owen. The Board ensures that at least one member has recent and relevant financial experience, currently Mr Robb. The Audit Committee, which meets at least four times a year, is responsible for monitoring the integrity of the financial statements of the Company which are relied upon by the Board. The Committee reviews The Laird Group PLC's financial statements prior to publishing with particular reference to significant financial reporting issues and judgements. The Committee oversees the internal audit function and also has responsibility for reviewing the internal financial controls. It considers the scope and planning of internal and external financial audits and the findings of those audits. The Chairman of the Board, the Chief Executive, the Finance Director and the external auditors are given notice of all meetings and may be invited to attend and speak at any meeting. The Committee considers the appointment and terms of engagement of the external auditor and assesses the independence of the external auditors and reviews the auditors' policy for the rotation of audit partners. The Committee assesses annually the effectiveness of the audit process, including a report on the audit firm's own internal quality control procedures. The Committee also agrees the audit fee and recommends for Board approval a policy for non-audit services so as to ensure that the provision of non-audit services does not impair the external auditors' independence or objectivity. Where there are sound commercial and practical reasons, Ernst & Young provide non-audit services. For example, during the year Ernst & Young provided tax planning and compliance advice and undertook financial due diligence and regulatory compliance work. Where applicable, competitive quotes are obtained. Details of fees for non-audit work are set out in note 6 on page 48. The Committee recommends to the shareholders, through the Board, the election of the external auditors at the Annual General Meeting and the authority for the fixing of their remuneration. The Committee and the auditors meet formally without any executive directors present at least once a year.

Nominations Committee
The Nominations Committee consists of the Chairman and at least two non-executive directors. It is chaired by Mr N J Keen and currently comprises Mr A J Reading and Mr J B McDowall. The Committee, in consultation with the Chief Executive, regularly reviews the structure, size and composition (including the balance of skills, knowledge and experience) required of the Board and makes recommendations to the Board with regard to any changes. At least annually the Committee reviews the performance of the Chief Executive and reports to the Board. It is responsible for nominating, for the approval of the Board, candidates for appointment to the Board having regard to the overall skills balance and composition of the Board. It reviews and advises upon succession planning and takes into account the need to refresh the Board ensuring that changes to the Board's composition can be managed without undue disruption. The Committee is assisted by external search consultancies in identifying suitable candidates.

Remuneration Committee
The Remuneration Committee, was chaired by Mr J B McDowall until the 2005 Annual General Meeting when he became the senior independent non-executive director and he was succeeded as Chairman of the Remuneration Committee by Mr A J Reading. Currently comprising the Chairman, Mr N J Keen, and all the non-executive directors, it met three times in 2005 and is responsible for recommending to the Board the Company's general policy on remuneration and in particular to determine the remuneration and benefits of the executive directors and the grant of all options and award of shares under the Company's Long Term Incentive Scheme. In accordance with the Terms of Reference of the Remuneration Committee, the Chairman of the Board shall not be the chairman of the Committee. The Remuneration Committee, excluding the Chairman, determines the remuneration of the Chairman and the terms of his appointment. The Board therefore believes the Company complies with the Combined Code recommendation regarding the composition of the Remuneration Committee.

The Chief Executive is given notice of all meetings and, at the request of the Chairman of the Committee, attends the meetings. In normal circumstances, the Chief Executive is consulted on general policy matters and matters concerning the other executive directors and employees. Further details on the Remuneration Committee are to be found in the Directors' remuneration report on page 26.

Administration Committee
The Administration Committee of the Board consists of any two or more directors and deals with items of a routine and administrative nature.

Performance of the Board
During the last twelve months the Board has conducted a self-evaluation assessment of itself and its committees. Following completion of questionnaires by all directors, the Chairman led discussions to consider the Board's "behaviours" and "processes". Certain areas were identified for improvement or action. The Audit, Remuneration and Nominations Committees also considered their own performance and reported to the Board thereon. The performance of individual directors has been considered by the Chairman and Chief Executive in discussion with other non-executive directors. The non-executive directors have considered the performance of the Chairman, taking into account the views of the executive directors. The Chairman and Chief Executive have considered the performance of the executive directors.

Board attendance
The Board had eight meetings during 2005. During the year Mr McDowall was unable to attend one meeting and Mr Morton was unable to attend three meetings. Whenever a director is unable to attend a meeting, the director, if possible, consults with the Chairman prior to the Meeting and is briefed by the Chairman after the Meeting.

There were eight Audit Committee meetings during the year; Mr McDowall was unable to attend two of those meetings. Three meetings of the Remuneration Committee were held. Mr Keen was unable to attend one meeting and Mr Morton was unable to attend two meetings. One meeting of the Nominations Committee was held, at which there was full attendance.

Internal control

The Laird Group PLC is a holding company registered in the UK with businesses located overseas as well as in the UK. These activities are organised as subsidiary companies where the directors and managers of these companies are appointed to manage within the framework established by The Laird Group Board, as well as complying with local statutory and regulatory requirements. Overall responsibility for the Group's systems of internal control and reviewing their effectiveness lies with The Laird Group Board. Primary responsibility for systems of internal control rests with the directors of the subsidiaries. The Group's executive directors are responsible for implementing Group policy and for monitoring the businesses and performance of subsidiary companies and reporting to the Board thereon.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group is in place and complies with the guidance of the Turnbull Committee on internal control and is regularly reviewed by the Board. This process has been in place for the full financial year and up to the date the accounts were approved by the Board. Acquisitions during that period were subject to due diligence prior to their purchase and are required to adopt the Group's procedures thereafter. The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives as well as safeguarding the Group's assets. These systems can only provide reasonable but not absolute assurance against material misstatement or loss.

Group operating rules are issued each year to the directors of subsidiary companies setting out their responsibilities and the procedures to be followed to agree their commercial and financial objectives. These rules require approval for specific transactions and call for accurate and relevant financial information to be delivered on a timely basis. The ability to identify risk is enhanced by the timely reporting of management information and the short lines of communication with operating managers.

Subsidiaries submit their budgets annually to the Group's executive directors. As part of this process they are required to identify the key risks and opportunities that their businesses face and set out the strategies they will employ to manage the risks and exploit the opportunities. The issues raised by the subsidiaries are reviewed by the Board. This process is supplemented by papers submitted to the Board by the executive directors throughout the year and by meetings from time to time between the Board and the management of the subsidiaries, some of which take place at the premises of the operating companies. The Chief Executive presents the Group's business objectives which are approved by the Board, and the Board also addresses those risks which affect The Laird Group as a whole. The Board instigates further reports and investigations as it considers necessary.

The Laird Risk Management Group ("RMG"), chaired by an executive director, currently Mr Drabble, and with members drawn from the Group's businesses, examines all aspects of operational risk within the Group. The RMG, which met four times during the year, reports to the Board. The principal objectives of the RMG are to identify potential risks, physical exposure and business interruption issues associated with each operating company's business and their wider implications for the Group as a whole; to review business continuity planning and emergency response procedures; to develop contingency plans and to oversee the implementation of remedial actions where appropriate; and to continue to develop and ensure the implementation of best risk management practice throughout the Group and review the results of comprehensive self-assessment control reviews by subsidiary management. The RMG also oversees Health, Safety and Environmental issues using external advisers to assist where appropriate. Further details on the RMG are set out in the Corporate social responsibility report on pages 24 and 25.

The Audit Committee reviews The Laird Group PLC's financial statements. It also has responsibility for reviewing the internal financial controls and considers the scope and planning of internal and external audits. It reviews reports on internal financial control including reports by the Finance Director and the results from internal financial audits. As part of their audit, the external auditors, to the extent they consider necessary to support their audit opinion, review and test the systems of internal control and the data contained in the accounts, including an independent and objective review of the approach of management to the reporting of the operating results and financial condition. The auditors have confirmed that, in their opinion, the UK subsidiaries are complying with the Companies Act 1985 requirement to keep proper books and records.

Corporate social responsibility
for the year to 31 December 2005

The Laird Group PLC, its Divisions and businesses ("the Group") involves a wide community of stakeholders, including investors, employees, customers, suppliers and local communities. During the year the Company's membership of the FTSE4Good UK Index, a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards, was renewed. Laird's aim is to improve the quality of life for people around the world through the provision of innovative, value-added products that advance performance and protection across the electronics and the residential and home improvement markets.

Business Ethics
The Laird Group PLC believes that high standards of business ethics are critical in today's business world and therefore places high priority on compliance with all legislative and regulatory requirements, and on the maintenance of high ethical standards, within each of the territories and jurisdictions in which it conducts its business.

The Group commits to conducting itself, and expects all employees to conduct themselves, in an honest, ethical manner in all dealings on its behalf and to behave professionally and with integrity and fairness. The Group applies these same standards to all business dealings with customers, suppliers and other stakeholders.

The Group's policy is that businesses should compete enthusiastically and fairly in the marketplace and must comply with the relevant competition laws of each country in which it operates.

A copy of the Ethics Policy statement is available on the Company's website or from the Company on request.

Health, Safety and Environmental
The Group is committed to providing a safe working environment for its employees and the Group maintains a proactive communications strategy amongst all employees to stimulate continuous improvement and promote and develop good health, safety and environmental practices.

The Laird Risk Management Group ("RMG"), chaired by an executive director, currently Mr Drabble, and with members drawn from the Group's businesses examines risks within the operations and in particular oversees health, safety and environmental matters. The RMG, which met four times during 2005, reports to the Board.

During the year comprehensive health, safety and environmental audits were carried out at all recently acquired Group businesses and update audits were conducted at all other major Group facilities. The results of the health, safety and environmental audits and their follow up are monitored by the RMG. Health, safety and environmental training is given to designated employees and reinforced via refresher courses where necessary.

Although each business has its own Health and Safety Committee which has representatives from management and employees it is recognised that there are benefits of sharing knowledge within the Group and in the UK a Health and Safety Forum which has representatives from each business met during 2005. Issues discussed during the year included health, safety and environmental issues including new health and safety regulations and accident statistics. Across the Group, health and safety training is provided focusing on perceived risk within each business.

A number of specific health and safety achievements from 2005 include;

- Appointment of a Safety & Environmental Affairs Manager for Laird Security Systems in the US and a Director of Environmental, Health & Safety for Laird Technologies' worldwide operations.
- Amesbury Textiles reduced OSHA accidents by 66% to 8 in 2005 compared to 20 in 2004.
- UK-based EWS (Manufacturing) Limited reduced accidents by 42% in 2005 and reportable accidents by 80%, compared to 2004.
- Each Laird Technologies facility in Greater China developed its Health & Safety Committee, which is coordinated by a Site Manager responsible for monitoring and modifying Health, Safety and Environmental policies and practice and organising the provision of appropriate employee training.

In 2005 the Group published two editions of its employee newsletter, *Insight*, which is available to all Group companies via email and intranet sites. The newsletters feature articles on charity and community involvement, employee achievements and key events within the Group.

Environmental Policy
The Group is committed to pursuing high standards of environmental performance including the maintenance of safe and healthy working environments.

Detailed policies are developed and implemented by the operating divisions and their subsidiary businesses to reflect their specific trading activities and the associated risks. The Group's minimum requirements are for its businesses to comply with local legislation and to operate continuous improvement programmes, to ensure that efficient use is made of all resources, including energy, water and raw materials, that emissions are restricted to within best practice levels, waste is minimised and accidents are prevented through comprehensive training. 2005 was a year of progress in overall performance in the areas of health, safety and environmental management, as evidenced by all of the Group's main manufacturing facilities achieving accreditation to, or re-certification to the 2004 version of, the ISO 14001 standard, during the course of the year. Recent acquisitions are on course to achieve accreditation in 2006. This is in addition to the majority of the Group's main manufacturing facilities being ISO 9000 and ISO 9001 certified. In 2006 the Group

also aims to complete its integration of the occupation health and safety specification, OHSAS 18001, into each of its ISO 14001 registered sites, to further reinforce these existing management systems.

The Group undertakes a rolling programme of environmental audits covering all of the Group's manufacturing sites. The formalisation of environmental management systems via the certified Environmental and Health and Safety standards will promote continuous improvement and allow consistent monitoring of energy source reduction, waste treatment and the re-use and reclamation of natural resources.

A number of specific environmental initiatives have been carried out during the year, for example;

- Laird Technologies in Lincoln, Nebraska achieved a 95% reduction in hazardous waste through the implementation of an on-site recycling programme eliminating the need to ship waste solvents to an approved site for treatment and disposal.
- Amesbury Textiles implemented energy saving initiatives during the year resulting in increased production per KWH used and a waste management programme which reduced disposal to landfill from a peak of daily to once every eight weeks.
- Laird Technologies' St. Louis facility received a Silver Award from Missouri Water Environment Assistance in recognition of industrial waste water pre-treatment compliance in 2005. The business also reduced natural gas consumption by 9% compared to 2004 and electricity consumption by 16%.
- UK-based Linear Limited continued its recycling programme for production and cardboard waste which has, aside from delivering environmental benefits, reduced its landfill and transportation costs significantly in recent years.
- Laird Technologies' Cleveland facility developed a new form of corrugated cardboard packaging in partnership with their largest vendor and this, along with all other corrugated cardboard at the facility, is now recycled through the packaging provider.
- Amesbury Foam-Tite established an energy conservation team to find ways to control unnecessary waste of natural gas and electricity by various methods, including monitoring energy use, sending employee reminders and shutting down idle equipment. The same business worked in co-operation with local authorities during an expansion project to encourage native wetlands plant and animal species to grow in natural areas of company property that had been designated for rainwater infiltration and recovery.

A copy of the Group's Health, Safety and Environmental Policy statement is available on the Company's website or from the Company on request.

Charitable Donations and Community Affairs

The well-being of the communities in which the Group operates is important to its long term development and success.

During the year the Group gave £49,000 to national and local charities (2004, £116,000). The Group supported a number of large UK charities for example, Guide Dogs for the Blind, Whizz-Kidz, The Samaritans and Cancer Research. The subsidiaries of the Group, many of which are long-established in their communities, support a variety of local initiatives.

Examples of Group community and charity involvement activities during the year are;

- Support by several Group companies of a variety of local sports teams through the provision of team sponsorships, kit and equipment donations and other fund-raising events.
- Participation in an Annual Toys for Tots campaign through the purchasing of toys, the donation of unwanted Christmas gifts and active promotion of the regional programme which provides toys to needy families in the local community.
- Participation in Enterprise Support days at local schools and the provision of work experience placements.
- Donation of food, toys and clothing to local orphanages in Ningbo, China and Penang, Malaysia and canned goods to shelters for the homeless in the US.
- The Laird Group PLC Head Office, through a scheme operated by Guide Dogs for the Blind, sponsored a trainee Guide Dog puppy 'Hero' and raised funds for the charity.
- Organisation of charity coffee mornings and sponsored car washes in the UK and participation in a charity Food and Fun Fair held in order to raise money for a Heart Patient's Fund at a local hospital in Malaysia.
- Following the devastation caused by Hurricane Katrina in the United States donations and contributions were made by employees and businesses across the Group and a corporate donation matching scheme, similar to that established to aid the families of those affected by the tsunami in Asia in December 2004, was implemented.

Directors' remuneration report

for the year to 31 December 2005

The Directors' remuneration report sets out the Company's policy on the remuneration of executive and non-executive directors together with details of directors' remuneration packages and service contracts.

The Remuneration Committee, which met three times during the year, is responsible for recommending to the Board the Company's general policy on remuneration and in particular to determine the remuneration packages of the Chairman and the executive directors, and the grant of all options and awards of shares.

The members of the Committee are appointed by the Board and the membership of the Committee is reviewed at least annually. The Chairman of the Committee is appointed by the Board and cannot be the Chairman of the Board. The Chief Executive is given notice of all meetings and, at the request of the Chairman of the Committee, attends the meetings. The Chief Executive may request that he attends and speaks at Committee meetings. In normal circumstances, the Chief Executive will be consulted on general policy matters and matters concerning the other executive directors and employees. The written Terms of Reference are available on the Company's website and from the Company on request. They will also be on display at the Annual General Meeting. The Remuneration Committee, chaired by Mr A J Reading, comprises the Chairman, Mr N J Keen, and Mr A J Reading, Mr J B McDowall, Sir Geoffrey Owen, Mr A M Robb and Dr W R Spivey, all independent non-executive directors. Mr D Morton was a member of the Committee until his retirement on 13 May 2005 and Mr McDowall chaired the Committee until 13 May 2005 when he became the senior independent non-executive director. Mr Keen is a member of the Committee because the Board considers it essential that the Chairman be involved in setting remuneration policy. Mr D J L Hudson, the Company Secretary, acts as Secretary to the Committee. The Board, as a whole, is responsible for setting the remuneration of the non-executive directors.

The Remuneration Committee has during the past year retained Watson Wyatt Limited and New Bridge Street Consultants LLP to provide independent external professional advice. Watson Wyatt Limited also provide pension actuarial services to The Laird Group and to the Trustees of two of The Laird Group pension schemes. The Remuneration Committee has also sought the views of the Chief Executive, Mr P J Hill, during the year.

Remuneration Policy

The Remuneration Committee has established a policy on the remuneration of executive directors and the Board has established a policy for the non-executive directors.

Executive Directors

The current policy for providing remuneration for the executive directors is to have an incentive driven remuneration package which promotes the alignment of interests of executive directors and shareholders. That policy is based upon the following principles:

- the need to link remuneration to achieving strategic objectives and to sustainable long-term corporate success;
- the reward opportunity offered to executive directors should be sufficiently competitive to recruit and retain management of the appropriate calibre and experience; and
- the need to provide a total compensation package which reflects the international complexity of the Group's operations.

The executive directors receive base salary, annual performance awards up to a maximum percentage of base salary, pensions and other benefits, and long term performance awards. Base salaries, benefits and performance awards of the executive directors are reviewed annually by the Remuneration Committee. Base salaries are determined with reference to an appropriate comparator group of companies which is reviewed annually. Benefits comprise the provision of a car or car allowance, life, disability and health insurance, participation in the annual performance scheme and membership of a pension scheme. Neither performance incentive awards nor benefits in kind are pensionable.

Performance linked incentives are a key component of the total remuneration package and, in 2003, the Remuneration Committee proposed a new framework for share incentive awards, encompassing new executive share option plans and a Long Term Incentive Plan, which was approved by shareholders at the 2003 Annual General Meeting. A summary of these arrangements is set out below.

Service Agreements

Each of the executive directors has a service agreement. Messrs Drabble, Hill and Silver's service agreements are dated 8 March 2004. Mr Rapp's service agreement is dated 31 December 2004. In line with the Company's policy, the executive directors' service agreements are not for a fixed term and provide for twelve months' written notice of termination from either party. Mr Rapp's service agreement is with Laird Technologies, Inc. and he has a separate letter also dated 31 December 2004 from the Company in respect of his appointment as an executive director. This appointment is for an initial period of three years but is subject to the termination provisions in his service agreement. The terms of employment for executive directors in the UK currently terminate automatically at the executive's Normal Retirement Date of age sixty. The Company's policy on termination is to comply with the contractual terms and conditions set out in the service agreement. The Company may, at its election, make a payment in lieu of notice. The payment would be calculated as the total of the director's basic salary plus the value of his benefits, in each case by reference to the period of the unexpired notice of termination.

The non-executive directors do not have service contracts but their appointments are subject to review every three years and the rotation provisions of the Company's Articles of Association.

Shareholding Guidelines
Shareholding guidelines, under which executive directors will be expected to retain as shares all of the after-tax profit on the gains made on the vesting of Long Term Incentive Plan awards and the exercise of existing or future executive share options, until they have acquired a shareholding equal in value to their basic salaries, were introduced in 2003.

Non-Executive Directors
The Laird Group's policy is to establish and maintain a body of non-executive directors with a breadth of international skills and experience that is relevant to The Laird Group's global businesses. In this context, it is the Board's policy for the non-executive directors to be paid a level of fee that reflects market conditions and is sufficient to attract individuals with appropriate knowledge and experience.

Executive Directors' Remuneration
Emoluments of executive directors showing breakdown between basic pay, benefits-in-kind and performance related remuneration:

	Salaries and fees		Benefits		Performance Related Remuneration		Total	
	2005 £000	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000	**2005 £000**	2004 £000
P J Hill	**542**	439	**15**	15	**291**	355	**848**	809
G Drabble	**285**	272	**23**	19	**137**	182	**445**	43
M L Rapp	**240**	–	**15**	–	**183**	–	**438**	–
J C Silver	**285**	272	**9**	9	**168**	187	**462**	468

Mr Hill was a non-executive director of Meggitt plc during the year and an independent board member of UK Trade & Investment for part of the year. He is entitled to retain the fees of £37,000 and £4,800 respectively, which were paid in addition to the above.

Mr Drabble was a non-executive director of Ashtead Group plc for part of the year and he is entitled to retain the non-executive director fees of £17,436 paid in addition to the above.

Annual Performance Incentive Awards
The awards in 2005 for the executive directors were determined by the Remuneration Committee. For the UK executive directors, up to a maximum of 75% of base salary could be earned and for Mr Rapp the maximum was 100%. The level of the award for 2005 took account of the improvement in financial performance and the achievement of specific financial targets in relation to profit and cash generation and measurable progress in meeting defined key strategic objectives of the Group and its divisions.

Pensions
M L Rapp, who is based in the USA, is a member of an employee managed defined contribution program to which Laird Technologies, Inc. makes a 50% match of the member's contributions up to 6% of gross earnings. The amount paid in by the company in 2005 was £3,850. G Drabble, P J Hill and J C Silver are members of a UK Group contributory defined benefits plan, which is supplemented, where necessary, by unfunded arrangements to maintain the same level of benefits as if the earnings cap did not apply. The main benefits are: on retirement at age sixty, a maximum pension of two thirds final salary (excluding bonuses and other benefits), dependent on service; on death in retirement, a dependant's pension of 60% of the member's pension; on death in service, a lump sum of four times salary and a dependant's pension of 20% of salary or 60% of the member's expected pension, if higher. The changes to the tax regime applying to UK pension schemes as a result of the Finance Act 2004, which are due to take effect from 6 April 2006, are being reviewed.

Pensions in payment increase by the lesser of the increase in the retail price index or 8.5% per annum compound. Transfer values provided on leaving service do not include any allowances for discretionary benefits.

	Age at 31.12.05	Transfer value of accrued pension at 31.12.04 £000	Directors' Contributions in 2005 £000	Service at 31.12.05 (yrs)	Accrued deferred pension at 31.12.05* £000 p.a.	Increase in deferred pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of accrued pension at 31.12.05 £000	Change in transfer value over the year** £000
G Drabble	46	469	5	8	73	11	10	601	127
P J Hill	53	542	5	4	70	23	22	905	358
J C Silver	48	919	14	19	119	11	8	1,098	165

* payable at Normal Retirement Date
** after deduction of directors' contributions

Directors' remuneration report (continued)
for the year to 31 December 2005

Long Term Incentive Plan
The Long Term Incentive Plan involves the award of shares which only vest after the achievement of demanding performance targets measured over three years.

Executives are eligible for annual awards of shares. The maximum annual award value under the Plan is one times basic salary. In setting the level of awards the Remuneration Committee takes into account options granted to executives under the 2003 executive share option plans in the same financial year.

The extent to which awards granted under the Plan in 2005 vest will be determined by reference to the Company's total shareholder return relative to FTSE 250 companies (excluding investment trusts) and the following targets will apply:

Total Shareholder Return Performance Level	Amount of Award Vesting %
Upper Quartile	Full vesting
Median to Upper Quartile	Pro rata between 30% and full vesting
Below Median	Nil

These performance conditions will be measured only over a single three year period. There is no provision for retesting. In addition, no awards will vest unless the Remuneration Committee is satisfied that there has been a sustained improvement in the Company's underlying financial performance.

The Long Term Incentive Plan may use either market purchased shares or new issue shares, provided that any new shares issued will count against the overall dilution limit. Awards under the plan in 2003, 2004 and 2005 took the form of nil cost options to be satisfied by market purchased shares from the ESOP. Further details on the ESOP are on page 31. The amount charged to the profit and loss account during the year in respect of the Long Term Incentive Plan granted to the directors was £0.5m.

The directors' interests in the Long Term Incentive Plan are as follows:

	1.1.05	Granted in 2005	Vested in 2005	**31.12.05**
G Drabble	188,200	81,000	–	**269,200**
P J Hill	283,800	154,000	–	**437,800**
M L Rapp	–	81,000	–	**81,000**
J C Silver	188,200	81,000	–	**269,200**

The above awards of nil cost options were granted on 18 March 2005 (calculated with reference to a share price of 342.5p, the closing mid-market share price on 17 March 2005) and will be exercisable between 18 March 2008 and 18 March 2010, to the extent to which the performance criteria are met.

Share Options
The executive directors have outstanding options under the 1994 Executive Share Option Scheme and the 2003 Executive Share Option Plan (No.1). The 1994 scheme was replaced by new share option schemes approved by shareholders at the 2003 Annual General Meeting. Since May 2001 the basis for calculation of the maximum grant of options to executive directors and other employees is the equivalent of shares with a market value at the time of grant of up to one times salary in any one year and up to two times salary in special circumstances, such as the recruitment or promotion to a key management position.

Following the move to annual awards in 2003, the date on which awards are made was harmonised to bring the timing more into line with the Company's financial year. The performance criteria used since 2003 has been to measure the increase in earnings per share against the rate of UK retail price inflation plus a specified percentage per annum over a fixed three year period. The Committee considers that growth in earnings per share is an appropriate performance target as it is a good guide to the underlying financial performance of The Laird Group. The rules of the 2003 plan permit the waiver of performance criteria in certain limited circumstances, such as a change of control, death or retirement.

1994 Share Option Scheme
The 1994 scheme granted options over new shares to be issued at the time of exercise (and also over existing shares). The exercise of options under the 1994 scheme is dependent upon the attainment of performance criteria set by the Remuneration Committee. The scheme permitted the grant of both approved and unapproved options. Options were granted at the middle market price on the last dealing day prior to grant and are exercisable after three years but not more than ten years from the date of grant.

The performance criteria set by the Remuneration Committee for grants made in 2002, the last year in which options were granted under this Scheme, is that the increase in earnings per share must not be less than the increase in the rate of United Kingdom Retail Price Inflation plus an average of 3% per annum over a three year period. The Committee considered that the performance criteria had been met and that there had been a significant and sustained improvement in the underlying financial performance of the Company.

The 2003 Executive Share Option Plans
There are two plans which were approved by shareholders in 2003. One plan permits the grant of options approved by Her Majesty's Revenue and Customs to be made to individuals who may be eligible for capital gains tax relief on the exercise of options; otherwise both plans are identical in all material respects. The value of shares under options granted to an executive in any financial year will be limited, as under the previous 1994 scheme, to one times basic salary, unless there are exceptional circumstances (e.g. a high level recruitment), in which case the limit will be twice basic salary. When granting options, the Remuneration Committee will take into account both the level of awards made to executives under the new Long Term Incentive Plan and the prevailing share price.

The performance conditions under the plans are based on the Company's earnings per share growth adjusted to exclude items which do not reflect the Company's underlying financial performance. The following targets applied for options granted in 2005 and the earnings per share growth is measured from a base point of 25.9p.

Tier of Option Grant	Applicable Performance Target: Average Annual growth in earnings per share in excess of inflation
Up to 0.5 x salary	UK RPI + 3% per annum
0.5 x salary – 1 x salary and above	UK RPI + 3% to 5% per annum applied pro rata to the multiple of salary

The performance conditions will be measured over a three year period. To the extent that the performance conditions have not been met after three years, the options will lapse.

In order to allow for the grant of options to employees who are not executive directors, there is an overall dilution limit of 10% of the ordinary share capital in issue from time to time for allocations in respect of newly issued shares over a ten year period under these plans and all other share schemes operated by the Company.

The directors' interests in options under the 1994 executive share option scheme in respect of new shares to be issued are shown in the table below:

	1.1.05	Granted in 2005	Exercised in 2005	Lapsed in 2005	**31.12.05**
G Drabble	362,000	–	272,000	–	**90,000**
P J Hill	222,873	–	–	–	**222,873**
M L Rapp	195,000	–	195,000	–	**–**
J C Silver	467,000	–	302,000	40,000	**125,000**

Mr Drabble exercised options over 50,000 shares at a price of 185.5p per share and 172,000 shares at 146p per share, all of which were sold. He also exercised options over 50,000 shares at a price of 253p per share, 45,000 of which were retained and the balance sold. The market price at the time of exercise was 360.89p per share and the notional gain on the exercise was £511,191. Mr Rapp exercised options over 20,000, 50,000, 60,000 and 65,000 shares at prices of 143.5p, 253p, 311p and 173.5p per share respectively, all of which were sold. The market price at the time of exercise was 343.17p per share and the gain was £214,605. Mr Silver exercised options over 130,000 shares at a price of 185.5p per share of which 17,500 were retained and the balance sold. The market price at the time of exercise was 340p per share and the notional gain was £200,850. Mr Silver also exercised options over 172,000 shares at a price of 146p per share of which 20,000 were retained and the balance sold. The market price at the time of exercise was 369p per share and the notional gain was £383,560.

Directors' remuneration report (continued)

for the year to 31 December 2005

The directors' interests in options under the 2003 executive share option (No. 1) plan in respect of new shares to be issued are shown in the table below:

	1.1.05	Granted in 2005	Exercised/ Lapsed in 2005	**31.12.05**
G Drabble	110,100	40,000*	–	**150,100**
	78,100	41,000†	–	**119,100**
P J Hill	165,400	77,000*	–	**242,400**
	118,400	77,000†	–	**195,400**
M L Rapp	89,300	40,000*	–	**129,300**
	80,700	41,000†	–	**121,700**
J C Silver	110,100	40,000*	–	**150,100**
	78,100	41,000†	–	**119,100**

* The performance criterion is growth in the Company's earnings per share of at least UK RPI plus an average of 3% per annum for the three year period ending 31 December 2007.

† The performance criterion is that the average annual growth in the Company's earnings per share is at least UK RPI plus 3% to 5% per annum applied pro rata to the multiple of salary at time of grant for the three year period ending 31 December 2007.

The aggregate of actual and notional gains made by the directors on the exercise of share options during the year was £1,310,206.

The breakdown of the outstanding options is shown in the table below:

	Number of shares under option as at 31 December 2005	Exercise price (p)	Exercise period
P J Hill			
1994 Executive Scheme	222,873	170.5	10.12.05-10.12.12
2003 Executive (No. 1) Plan	145,000	207	2.6.06-2.6.13
	138,800	287.25	12.3.07-12.3.14
	154,000	342.5	18.3.08-18.3.15
	660,673		
G Drabble			
1994 Executive Scheme	40,000	426	8.9.00-8.9.07
	50,000	306.5	27.11.03-27.11.10
2003 Executive (No. 1) Plan	96,000	207	2.6.06-2.6.13
	92,200	287.25	12.3.07-12.3.14
	81,000	342.5	18.3.08-18.3.15
	359,200		
M L Rapp			
2003 Executive (No. 1) Plan	100,000	207	2.6.06-2.6.13
	70,000	287.25	12.3.07-12.3.14
	81,000	342.5	18.3.08-18.3.15
	251,000		
J C Silver			
1994 Executive Scheme	25,000	456.5	10.9.99-10.9.06
	32,000	426	8.9.00-8.9.07
	28,000	334	10.9.02-10.9.09
	40,000	311.5	16.11.03-16.11.10
2003 Executive (No. 1) Plan	96,000	207	2.6.06-2.6.13
	92,200	287.25	12.3.07-12.3.14
	81,000	342.5	18.3.08-18.3.15
	394,200		

There have been no changes in these interests since the year end. The middle market share price at 31 December 2005 was 420p. During the year the share price was in the range 283.75p to 432.5p.

ESOP
The ESOP is operated through a Trust, which purchases and holds shares in The Laird Group to meet the requirements of share option awards and grants under the Long Term Incentive Plan. Currently there are no outstanding share options to be satisfied by the Trust. The Trust, which is financed by a loan of £2.7m from the Company, currently holds 1,015,000 ordinary shares of which 913,700 shares relate to the Long Term Incentive Plan. The balance of the shares is unallocated. Pursuant to section 324 of the Companies Act 1985, the executive directors have interests in the shares held in the ESOP.

Independent Non-executive Directors
Chairman
Under an arrangement between the Company and Imperialise Limited, Mr Keen is retained to act as Chairman of the Company. Mr Keen's fees for his services are £145,000 per annum for which he must account to Imperialise Limited. In addition Imperialise is paid a sum equivalent to the National Insurance on those fees of £18,500, whereas National Insurance in respect of the non-executive directors is paid directly to Her Majesty's Revenue and Customs and not included in the table below. Mr Keen's initial period of appointment as Chairman was for three years commencing 5 June 2000, subject to rotation. His term of appointment was extended by The Laird Group Board for a further three years commencing 5 June 2003, subject to rotation and will be extended for a further three years commencing 5 June 2006. The appointment may be terminated by either party giving not less than six months notice.

Non-executive Directors
The non-executive directors annual fee was increased to £30,000 p.a. with effect from 1 September 2004. J B McDowall, A J Reading and A M Robb's emoluments include fees at the rate of £6,000 per annum to reflect their chairmanship of Board and other Committees. Dr Spivey who is based in North America, received additional remuneration of £14,000 per annum to take account of additional time spent on the Company's business. The Chairman and the non-executive directors do not receive any other benefits.

Emoluments of the Chairman and non-executive directors:

	2005 £000	2004 £000
N J Keen, Chairman	**164**	164
J B McDowall	**36**	32
D Morton†	**20**	36
Sir Geoffrey Owen	**30**	27
A J Reading*	**34**	10
A M Robb*	**36**	12
Dr W R Spivey	**44**	41

†retired on 13 May 2005
*appointed on 1 September 2004

Directors' remuneration report (continued)
for the year to 31 December 2005

Performance Graph
The graph below shows for the five years ended 31 December 2005, the total shareholder return on a holding of the Company's ordinary shares compared with hypothetical holdings of shares made up of shares of the same kind and number as those by reference to which the FTSE 250 (excluding investment trusts) is calculated, and also the Electronic and Electrical Equipment sector of the FTSE. The FTSE 250 and the Electronic and Electrical Equipment sector have been shown because Laird is in both. Total shareholder return has been calculated by reference to the relevant share price for each constituent company assuming dividends are reinvested.

Total shareholder return for the five years ended 31 December 2005



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The Laird Group PLC
FTSE Mid 250 rebased (exc. investment trusts)
FTSE Electronic and Electrical Equipment sector

In accordance with the Directors' Remuneration Report Regulations, the nine tables setting out directors' remuneration, pensions, LTIP awards and share options contained within the report have been audited by Ernst & Young; the statements of policy and the total shareholder return graph have not been audited.

This report was adopted by the Remuneration Committee at a meeting on 8 March 2006 and has been approved subsequently by The Laird Group Board for submission to shareholders at the Annual General Meeting to be held on 12 May 2006.

By Order of the Board
A J READING
Chairman of the Remuneration Committee
15 March 2006

Statement of directors' responsibilities
in relation to the Group financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The directors are required to prepare financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- state that the Group has complied with IFRS, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report

to the shareholders of The Laird Group PLC

We have audited the Group financial statements of The Laird Group PLC for the year ended 31 December 2005 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Statement of Recognised Income and Expense and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of The Laird Group PLC for the year ended 31 December 2005 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Chief Executive's report and review, the Finance Director's report and the Corporate governance report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion the Group financial statements:

- give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Ernst & Young LLP
Registered auditor
London
15 March 2006

Notes :

1. The maintenance and integrity of The Laird Group PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.
2. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Group income statement
for the year to 31 December 2005

note		2005 £m	2004 £m
	Continuing operations		
4	**Revenue**	**490.3**	345.5
	Operating profit before amortisation of acquired intangible assets and exceptional items	**65.8**	47.4
	Amortisation of acquired intangible assets	**(4.4)**	(1.2)
7	Exceptional items	**(15.5)**	–
6	**Operating profit**	**45.9**	46.2
10	Finance revenue	**0.8**	0.7
10	Finance costs	**(11.2)**	(6.3)
10	Financial instruments – fair value adjustment	**(1.1)**	–
10	Other net finance costs – pension	**(0.1)**	–
	Profit before tax from continuing operations	**34.3**	40.6
11	Taxation	**(9.0)**	(10.4)
	Profit for the year from continuing operations	**25.3**	30.2
	Discontinued operations		
12	(Loss) / profit for the year from discontinued operations	**(5.1)**	7.0
	Profit for the year	**20.2**	37.2
	Earnings per share		
13	Basic from continuing operations	**16.0p**	20.7p
13	Diluted from continuing operations	**15.9p**	20.5p
	Basic on profit for the year	**12.8p**	25.5p
	Diluted on profit for the year	**12.7p**	25.2p

note		2005 £m	2004 £m
4	**Total revenue**		
	Revenue (from continuing and discontinued operations)	**508.7**	468.0

note		2005 £m	2004 £m
14	**Underlying results***		
	Profit before tax	**55.1**	46.4
	Earnings per share		
	Basic	**28.9p**	26.3p
	Diluted	**28.6p**	26.0p

note		2005 £m	2004 £m
15	**Dividends declared**		
	Dividends	**15.6**	14.6
	Dividend per share	**9.75p**	9.2p

*before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments

Statement of recognised income and expense
for the year to 31 December 2005

note		2005 £m	2004 £m
	Profit for the year	**20.2**	37.2
36	Actuarial losses on retirement benefit obligations	**(7.9)**	(6.1)
11	Deferred tax	**(2.0)**	1.3
	Exchange differences on retranslation of overseas net investments	**34.5**	(18.6)
	Exchange differences on retranslation of loans	**(4.1)**	6.3
	Exchange differences on net investment hedges	**(8.7)**	–
11	Tax on exchange differences	**1.8**	1.4
	Total income and expense recognised directly in equity	13.6	(15.7)
	Total income and expense recognised during the year	33.8	21.5
	Restatement for the effects of IAS 32 and 39	**(0.4)**	–
	Total income and expense recognised for the year	33.4	21.5

Exchange differences on retranslation of loans relate to foreign currency loans to overseas subsidiaries.

Group balance sheet
as at 31 December 2005

note		2005 £m	2004 £m
	Assets		
	Non-current assets		
16	Property, plant and equipment	**81.6**	75.6
17	Intangible assets	**364.5**	313.4
25	Deferred tax assets	**0.3**	–
	Other non-current assets	**1.3**	1.4
		447.7	390.4
	Current assets		
19	Inventories	**59.5**	57.4
20	Trade and other receivables	**97.0**	81.0
	Income tax receivable	**0.3**	2.6
21	Cash and cash equivalents	**23.9**	22.2
		180.7	163.2
	Liabilities		
	Current liabilities		
22	Borrowings	**(6.7)**	(6.5)
	Derivative financial instruments	**(1.4)**	–
24	Trade and other payables	**(95.9)**	(89.1)
	Current tax liabilities	**(3.7)**	(2.9)
		(107.7)	(98.5)
	Net current assets	**73.0**	64.7
	Non-current liabilities		
22	Borrowings	**(165.3)**	(134.3)
	Income tax payable	**(15.7)**	(13.3)
25	Deferred tax liabilities	**(23.1)**	(15.7)
36	Retirement benefit obligations	**(16.4)**	(14.8)
26	Other non-current liabilities	**(1.4)**	(7.4)
27	Provisions	**(14.5)**	(9.4)
		(236.4)	(194.9)
	Net assets	**284.3**	260.2
	Capital and reserves		
29	Equity share capital	**40.0**	39.5
31	Share premium	**155.5**	152.2
31	Retained earnings	**91.5**	71.4
31	Treasury shares	**(2.7)**	(2.9)
	Total shareholders' equity	**284.3**	260.2

Group cash flow statement

for the year to 31 December 2005

note		2005 £m	2004 £m
32	**Cash flows from operating activities**		
	Cash generated from operations	**53.1**	46.7
	Tax paid	**(2.2)**	(4.4)
	Net cash flows from operating activities	**50.9**	42.3
	Cash flow from investing activities		
	Interest received	**0.8**	0.7
	Acquisition of businesses (net of cash acquired)	**(35.7)**	(90.9)
	Purchase of property, plant and equipment	**(17.1)**	(17.9)
	Inflow from sale of businesses	**6.9**	32.5
	Proceeds from sales of property, plant and equipment	**–**	2.3
	Net cash flows from investing activities	**(45.1)**	(73.3)
	Cash flows from financing activities		
	Interest paid	**(11.1)**	(5.7)
	Net proceeds from issue of ordinary share capital	**3.5**	1.5
	Proceeds from borrowings	**16.0**	34.0
	Dividends paid to shareholders	**(14.9)**	(13.0)
	Net cash flows from financing activities	**(6.5)**	16.8
	Effects of movements in foreign exchange rates	**1.8**	(0.4)
	Increase/(decrease) in cash and cash equivalents for the year	**1.1**	(14.6)
32	Cash and cash equivalents at 1 January	**20.6**	35.2
32	**Cash and cash equivalents at 31 December**	**21.7**	20.6

Notes to the financial statements
for the year ended 31 December 2005

note

1 Authorisation of financial statements and statement of compliance with IFRS

The Group's financial statements for the year ended 31 December 2005 were authorised for issue by the Board of Directors on 15 March 2006 and the balance sheet was signed on the Board's behalf by P J Hill and J C Silver. The Laird Group PLC is a public limited company incorporated and domiciled in England and Wales and its ordinary shares are traded on the London Stock Exchange.

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union (IFRS) and the principal accounting policies adopted by the Group are set out in note 2.

2 Accounting policies

Basis of preparation
The consolidated financial statements have been prepared on an historical or deemed cost basis, except for derivative financial instruments, that have been measured at fair value. The carrying values of recognised assets and liabilities that are fair value hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged. The consolidated financial statements are presented in pounds sterling and all values are rounded to the nearest million unless otherwise indicated.

IFRS1 permits companies adopting IFRS for the first time to take exemptions from the full requirements of IFRS in the transition period. These financial statements have been prepared on the basis of taking the following exemptions:

- Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 'Business Combinations'.
- The revalued amounts for plant, property and equipment under previous GAAP have been deemed as cost under IFRS.
- Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the Group Income Statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to 1 January 2004.
- IAS 32 and IAS 39 have been adopted from 1 January 2005, with no restatement of comparative information.
- The Group has applied IFRS 2 only in respect of equity settled awards granted after 7 November 2002 that had not vested on or before 1 January 2005.

Principal accounting policies
The preparation of financial statements in conformity with generally accepted accounting principles requires the directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the directors' best knowledge of the amount, events or actions, actual results may differ from these estimates.

The accounting policies set out below have been used to prepare the financial information.

Basis of consolidation
The consolidated Group comprises The Laird Group PLC ('the Group') and all of its subsidiaries. The financial statements of the subsidiaries are prepared as of the same reporting date as the parent, using consistent accounting policies. Intra-group balances and transactions are eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are included until the date on which the Group ceases to control them.

All business combinations are accounted for using the purchase method. The cost of a business combination is measured as the aggregate of the fair values, at the acquisition date, of any assets given, liabilities incurred or assumed, and equity instruments issued by the Group, plus any costs directly attributable to the combination. The identifiable assets and liabilities of the acquiree are measured initially at fair value at the acquisition date. The excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, including those of an intangible and tangible nature, liabilities and contingent liabilities is recognised as goodwill.

note

2 Accounting policies (continued)

Currency translation
The financial statements for each of the Group's subsidiaries are prepared using its functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group is sterling.

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date.

In the Group accounts the results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the period. Net investments in overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Exchange differences arising from retranslating opening net investments and the retained profits for the period of overseas subsidiaries, less exchange differences on foreign currency borrowings that provide a hedge against overseas investments, are shown as movements on reserves. All other exchange differences are dealt with in the Income Statement for the period.

Exchange differences arising from 1 January 2004 are recognised as a separate component of shareholders' equity. On disposal of a foreign operation, any cumulative exchange differences held in shareholders' equity that relate to the disposed operation are transferred to the Income Statement.

Revenue recognition
Revenue is measured at the fair value of consideration received and excludes intra-group sales and value-added taxes and represents net invoice value.

Revenue is recognised when the significant risks and rewards of ownership have been transferred to a third party, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Group.

Retirement benefit obligations
Under IAS 19 the assets and liabilities of defined benefit pension plans are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension plans are recognised in the Income Statement as operating costs and interest costs respectively. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Recognised Income and Expense (SORIE).

The Group's accounting policy for pensions will apply the option allowed under IAS 19 to take actuarial gains and losses directly to equity through the SORIE in the period in which they occur.

The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, which attributes entitlement to benefits to the current period (to determine current service cost) and to the current and prior periods (to determine the present value of defined benefit obligation) and is based on actuarial advice. The assets of defined benefit plans are recognised at fair value in the balance sheet and the liabilities are recognised at present value using a high quality corporate bond rate.

Contributions to defined contribution schemes are recognised in the Income Statement in the period in which they become payable.

Share based payments
In accordance with the transitional provisions of IFRS 2, the expense recognised in the Income Statement relates to equity settled grants made after 7 November 2002 that had not vested on 1 January 2005.

The fair value of Long Term Incentive Plan (LTIP) shares awarded is estimated at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP shares were awarded including market based performance conditions. The fair value of share options granted is estimated at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. Non-market company performance conditions are not taken into account when estimating the fair value.

No expense is recognised for grants that do not ultimately vest and charges previously made are reversed except that an expense is recognised for awards where vesting is conditional upon a market condition and these are treated as vesting irrespective of whether or not the market condition is satisfied, provided all the other performance conditions are satisfied.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the achievement or otherwise of non-market conditions, the number of equity instruments that will ultimately vest or in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous balance sheet date is recognised in the Income Statement, with a corresponding entry in equity.

Where the terms for an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share based payment, or is otherwise beneficial to the employee as measured at the date of modification.

note

2 **Accounting policies (continued)**

In circumstances where the equity settled grant is cancelled or settled, it is treated as if it had vested on the date of cancellation or settlement, and any expense not yet recognised for the grant is recognised immediately.

Intangible assets
Acquired intangible assets, including patents, trade secrets, brand names and customer relationships, are recognised separately from goodwill and capitalised at fair value and amortised over their estimated useful economic lives. Amortisation is charged to the Income Statement on a straight-line basis. The estimated useful life of an intangible asset ranges between 3 and 17 years depending on its nature.

Research and development
Research and development expenditure is expensed as it is incurred, except for certain development costs, which are capitalised as intangible assets when it is probable that the development project will be commercially viable, and certain criteria, including commercial and technological feasibility have been met. Intangible assets arising in this manner are amortised over their useful economic lives, from the product launch date, which is typically less than two years. Intangible assets relating to products in the development phase, both internally generated and externally acquired, are subject to an impairment review at each balance sheet date, or earlier should indication of impairment arise. Any impairment losses are written off immediately to income.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets.

Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable.

Goodwill arising on acquisitions before 1 January 2004 has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill set off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Income taxes
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction effects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised:

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the Income Statement.

Dividends
Dividends paid are charged to retained earnings on the earlier of the date of payment or the date on which they become a legal liability of the Company.

Interest
Interest is recognised in the Income Statement using the effective interest method.

Property, plant and equipment
Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Cost comprises the purchase price and directly attributable costs, for example, initial delivery and handling costs and installation and assembly costs.

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

2 **Accounting policies (continued)**

Freehold land and assets under construction are not depreciated. For all other property, plant, and equipment depreciation is calculated on a straight line basis to allocate cost less residual values of the assets over their useful lives as follows:

Freehold buildings	50 years or less
Leasehold land and buildings	50 years or the lease term if less
Computer equipment	5 years or less
Motor vehicles	4 years
Other plant and machinery	13 years or less

A proportion of one year's depreciation is charged in the year the asset comes into service or is sold.

Residual values and useful lives are reviewed at least at each financial year end.

Impairment of assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the Income Statement in those expense categories consistent with the function of the impaired asset.

Leases
Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases, and are expensed to the Income Statement as incurred.

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or the useful life of the asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under current, or non-current, trade and other payables. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Segment reporting
The Group's primary reporting format is business segments and its secondary format is geographical segments. A business segment is a component of the Group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographical segment is a component of the Group that operates within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Exceptional items
These items are presented within the relevant Income Statement category. The separate reporting of exceptional items helps provide a better indication of the Group's underlying business performance. Events which may give rise to the classification of items as exceptional include the restructuring of businesses, the integration of new businesses, gains or losses on the disposal of businesses, and asset impairments.

Financial assets
Financial assets include cash and cash equivalents and trade receivables. Trade receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, receivables are carried at amortised cost. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote. The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced, with the amount of the loss recognised in the Income Statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the Income Statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

note

2 Accounting policies (continued)

Derivative financial assets are classified as held for trading, unless they are designated as hedging instruments. These assets are carried in the balance sheet at fair value with gains or losses in value being recognised in the Income Statement.

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities
All financial liabilities are initially recognised at fair value. Measurement after initial recognition is at amortised cost, with the changes in the carrying amount being taken through the Income Statement.

Interest bearing loans and borrowings
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance income and finance expense.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Derivative financial instruments and hedging
The Group may use derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 1 January 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken to the Income Statement. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For those contracts designated as hedges the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are tested, both at inception to ensure they are expected to be effective and periodically throughout their duration to assess continuing effectiveness.

Net investment hedges
These are used to hedge exposure to changes in the value of the Group's interests in the net assets of foreign operations. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders' equity, with any ineffective portion recognised in the Income Statement.

Interest rate swaps
The interest rate swap contract has not been designated as a hedge and gains or losses arising on this contract are taken to the Income Statement.

Derivative financial instruments and hedging for the year ended 31 December 2004
Comparative figures continue to be shown on a UK GAAP basis, as the Group has taken advantage of the IFRS 1 exemption, deferring the adoption of IAS 32 and 39 until 1 January 2005. The accounting policy for financial instruments under UK GAAP was:

Forward contracts are used to hedge foreign currency exposures arising on committed future transactions in foreign currencies. The rates under such contracts are used to record the hedged item.

Interest differentials on interest rate swaps are recognised by adjusting net interest payable on an accruals basis. Interest rate swaps are not revalued to fair value prior to maturity.

Net investment hedges are used to hedge exposure to changes in the value of the Group's interest in the net assets of foreign operations. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders equity, with any ineffective portion recognised in the Income Statement.

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

2 Accounting policies (continued)

Treasury shares
The Laird Group PLC shares held in the ESOP are classified in shareholders' equity as 'treasury shares' and are recognised at cost. Consideration received for the sale of such shares is also recognised in equity, with any difference between the proceeds from sale and the original cost being taken to revenue reserves. No gain or loss is recognised in the performance statements on the purchase, sale, issue or cancellation of equity shares.

Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity in three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Inventories
Inventories are stated at the lower of cost or net realisable value. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (principally administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling, and distribution.

Provisions
These comprise liabilities of uncertain timing or amount. Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring are recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced on or before the balance sheet date. Provisions are discounted where the time value of money is material.

New Standards and Interpretation not applied
During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS / IFRS)		**Effective date**
IFRS 1	Amendment relating to IFRS 6	1 January 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts)	1 January 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	1 January 2006
IFRS 6	Amendment relating to IFRS 6	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 19	Amendment – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 39	Fair Value Option	1 January 2006
IAS 39	Cash Flow Hedge Accounting	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006

note

2 Accounting policies (continued)

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

3 Segmental analysis

Primary reporting format – business segments

	Laird Technologies		Laird Security Systems		Laird Plastics		Total	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Continuing operations								
Revenue	**259.4**	142.8	**230.9**	202.7	**–**	–	**490.3**	345.5
Segment result before:	**37.7**	20.7	**28.1**	26.7	**–**	–	**65.8**	47.4
Amortisation of acquired intangible assets	**(4.4)**	(1.2)	**–**	–	**–**	–	**(4.4)**	(1.2)
Exceptional items	**(5.9)**	–	**(9.6)**	–	**–**	–	**(15.5)**	–
	27.4	19.5	**18.5**	26.7	**–**	–	**45.9**	46.2
Finance revenue							**0.8**	0.7
Finance costs							**(12.4)**	(6.3)
Profit before tax							**34.3**	40.6
Taxation							**(9.0)**	(10.4)
Profit for the year from continuing operations							**25.3**	30.2
Discontinued operations								
Revenue	**–**	–	**18.4**	30.6	**–**	91.9	**18.4**	122.5
Segment result	**–**	–	**(0.2)**	1.4	**–**	3.1	**(0.2)**	4.5
(Loss) / profit on disposal	**–**	–	**(7.8)**	–	**–**	3.6	**(7.8)**	3.6
(Loss) / profit before tax	**–**	–	**(8.0)**	1.4	**–**	6.7	**(8.0)**	8.1
Taxation	**–**	–	**2.9**	(0.2)	**–**	(0.9)	**2.9**	(1.1)
(Loss) / profit for the year from discontinued operations	**–**	–	**(5.1)**	1.2	**–**	5.8	**(5.1)**	7.0
Profit for the year							**20.2**	37.2
Segment assets	**488.8**	410.0	**139.1**	139.2	**–**	–	**627.9**	549.2
Unallocated assets	**–**	–	**–**	–	**–**	–	**0.5**	4.4
Total assets	**488.8**	410.0	**139.1**	139.2	**–**	–	**628.4**	553.6
Segment liabilities	**88.8**	76.1	**41.2**	40.9	**–**	0.5	**130.0**	117.5
Unallocated liabilities								
– borrowings	**–**	–	**–**	–	**–**	–	**168.4**	136.7
– other	**–**	–	**–**	–	**–**	–	**45.7**	39.2
Total liabilities	**88.8**	76.1	**41.2**	40.9	**–**	0.5	**344.1**	293.4
Other segment items								
Capital expenditure	**14.8**	9.6	**5.6**	6.6	**–**	0.6	**20.4**	16.8
Acquisition of assets	**23.7**	142.4	**8.3**	20.1	**–**	–	**32.0**	162.5
Total additions	**38.5**	152.0	**13.9**	26.7	**–**	0.6	**52.4**	179.3
Depreciation	**7.0**	4.9	**5.8**	5.9	**–**	0.6	**12.8**	11.4
Amortisation of intangible assets	**4.4**	1.2	**0.2**	–	**–**	–	**4.6**	1.2

There are no sales between primary reporting segments – all revenue arises from external sales.

note

3 **Segmental analysis (continued)**

Secondary reporting format - geographical segments
The Group manages its business segments on a global basis. The operations are based in four main geographical areas. The parent company is resident in the UK. The main operations in the principal territories are as follows:

UK, Continental Europe, North America, Asia and Rest of World.

The segment revenue analysis in the table below is based on the location of the customer. Segment assets and additions are based on location of production.

	Segment revenue		Segment assets		Total additions	
	2005	2004	**2005**	2004	**2005**	2004
	£m	£m	**£m**	£m	**£m**	£m
Continuing operations						
United Kingdom	**144.6**	119.4	**97.7**	90.4	**8.3**	22.3
Continental Europe	**59.3**	31.6	**57.8**	63.8	**1.9**	3.3
North America	**175.9**	133.5	**394.2**	325.9	**21.5**	149.1
Asia	**99.5**	56.8	**78.2**	51.6	**20.5**	2.9
Rest of World	**11.0**	4.2	**–**	–	**–**	–
	490.3	345.5	**627.9**	531.7	**52.2**	177.6
Discontinued operations						
United Kingdom	**17.6**	30.6	**–**	17.5	**0.1**	1.1
Continental Europe	**0.8**	–	**–**	–	**–**	–
North America	**–**	91.9	**–**	–	**–**	0.6
	18.4	122.5	**–**	17.5	**0.1**	1.7
Unallocated	**–**	–	**0.5**	4.4	**0.1**	–
	508.7	468.0	**628.4**	553.6	**52.4**	179.3

4 **Revenue**

Revenue disclosed in the Income Statement is analysed as follows:

	2005	2004
	£m	£m
Sale of goods		
Total	**508.7**	468.0
Less: from discontinued operations	**(18.4)**	(122.5)
Revenue	**490.3**	345.5
Finance revenue	**0.8**	0.7
Total revenue	**491.1**	346.2

No revenue was derived from exchanges of goods and services (2004, £nil).

5 **Exchange rates**

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the year. The principal rates used were as follows:

	Average		Closing	
	2005	2004	**2005**	2004
Euros	**1.46**	1.48	**1.45**	1.41
US dollars	**1.82**	1.83	**1.72**	1.92
Renminbi	**14.90**	15.18	**13.85**	15.89

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

6 **Operating profit before finance costs and tax**

	2005 **£m**	2004 £m
Revenue	**490.3**	345.5
Cost of sales	**(360.7)**	(251.7)
Gross profit	**129.6**	93.8
Administration expenses	**(83.7)**	(47.6)
Operating profit before finance costs and tax	**45.9**	46.2

Included in administration expenses are £15.5m (2004 £nil) of exceptional items as described in note 7 to the financial statements and £4.4m (2004 £1.2m) of amortisation relating to acquired intangible assets.

	2005 Continuing operations £m	**2005 Discontinued operations £m**	2004 Continuing operations £m	2004 Discontinued operations £m
Profit for the year is stated after charging the following items:				
Staff costs	**126.1**	**3.5**	85.7	15.3
Cost of inventories recognised as an expense (included in cost of sales)	**289.4**	**11.1**	178.6	88.5
Exceptional items	**15.5**	–	–	–
Research and development expenditure				
Incurred	**16.0**	–	7.7	–
Capitalised	**(2.6)**	–	–	–
Depreciation and amortisation				
Property, plant and equipment	**12.0**	**0.8**	9.6	1.8
Intangible assets	**4.6**	–	1.2	–
Operating lease rentals				
Hire of plant and machinery	**2.5**	–	1.6	–
Other	**5.5**	–	4.0	–
Auditors' remuneration *				
Audit fees	**0.9**	–	0.8	–
Tax fees				
– Compliance services	**0.5**	–	0.6	–
– Planning services	**0.6**	–	0.6	–
Other services	**0.2**	–	0.1	–

* In addition, fees of £0.8m (2004 £1.1m) for services largely in respect of acquisitions and disposals were paid to the auditors but not charged against operating profit. Total fees paid to the auditors were £3.0m (2004 £3.2m).

Fees for non audit related services were as follows:

	2005 **£m**	2004 £m
Services supplied to the Company	**0.1**	0.1
Services supplied to other Group subsidiaries	**2.0**	2.3
	2.1	2.4

note

7 Exceptional items

	2005 £m	2004 £m
Laird Technologies		
Flood costs, before insurance proceeds	**4.5**	–
Insurance proceeds	**(1.3)**	–
Restructuring costs	**2.7**	–
Laird Security Systems (UK)		
Plant closure and restructuring costs	**4.8**	–
Future rental costs for onerous lease	**4.0**	–
Loss on disposal of business	**0.8**	–
	15.5	–

Note

(a) There was a flood at a Laird Technologies plant during the year. Asset write offs and clean up costs incurred amounted to £4.5m. Insurance proceeds of £1.3m have been received.

(b) Laird Technologies incurred restructuring costs of £2.7m largely as a result of the integration of acquired companies including the relocation of production from Sweden to Central Europe.

(c) Laird Security Systems incurred restructuring costs of £4.8m largely relating to the closure of plants in the UK and the transfer of production to China.

(d) Following the sale of the business of Permacell Finesse, an onerous lease provision of £4.0m was made for the site that the business presently occupies and which the Group retains.

(e) The total cash outlay for exceptional costs in 2005 was £4.7m.

(f) The tax effect on exceptional items is £3.6m (2004, £nil).

8 Directors' emoluments

	2005 £m	2004 £m
Emoluments		
Fees	**0.2**	0.2
Salaries and benefits	**1.6**	1.2
Pension contributions	**0.2**	0.2
Performance incentive awards		
Bonuses	**0.8**	0.7
	2.8	2.3

Aggregate notional and other gains on the exercise of share options by directors have been disclosed in the Directors' remuneration report on page 29.

9 Employees

	2005 Number	2004 Number
Average number of Group employees		
Laird Technologies	**6,237**	2,881
Laird Security Systems	**2,641**	2,246
	8,878	5,127
Discontinued	**117**	669
	8,995	5,796

The total number of Group employees at 31 December 2005 was 9,192.

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

9 **Employees** (continued)

	2005 £m	2004 £m
Employee costs		
Wages and salaries	**113.3**	88.1
Social security costs	**10.3**	8.0
Other pension costs	**4.4**	4.1
Share based payments	**1.6**	0.8
	129.6	101.0

Compensation of key management personnel (excluding directors)

Key management personnel comprise members of the management teams for the Laird Technologies division, Laird Security Systems division and The Laird Group PLC as defined by IAS 24 "Related Party Disclosures".

	2005 £m	2004 £m
Short term employee benefits	**4.3**	3.5
Post employment benefits	**–**	–
Termination benefits	**–**	–
Share based payments	**0.5**	0.3
	4.8	3.8

10 **Finance costs and revenues**

	2005 £m	2004 £m
Interest expense		
Interest payable on bank loans and overdrafts	**3.8**	2.5
Interest payable on other loans	**6.8**	3.3
Other finance charges	**0.6**	0.5
Finance costs	**11.2**	6.3
Fair value adjustment on interest rate swap	**1.1**	–
	12.3	6.3
Interest income	**(0.8)**	(0.7)

note

11 Taxation

	2005 £m	2004 £m
(a) Analysis of the tax charge / (credit) for the year		
Current tax		
UK corporation tax – continuing operations	**3.0**	2.7
– discontinued operations	**–**	0.2
UK corporation tax	**3.0**	2.9
Overseas tax – continuing operations	**5.7**	4.5
– discontinued operations	**–**	0.9
Adjustments in respect of prior years – continuing operations	**(0.8)**	(2.2)
– discontinued operations	**(0.6)**	–
Total current tax charge	**7.3**	6.1
Deferred tax		
Continuing operations	**2.5**	5.4
Discontinued operations	**(2.3)**	–
Adjustments in respect of prior years – continuing operations	**(1.4)**	–
Total deferred tax (credit) / charge	**(1.2)**	5.4
Tax charge in the income statement	**6.1**	11.5
The tax charge in the income statement is disclosed as follows:		
Tax charge on continuing operations	**9.0**	10.4
Tax (credit) / charge on discontinued operations	**(2.9)**	1.1
	6.1	11.5

(b) Tax included in the statement of recognised income and expense

	2005 £m	2004 £m
The tax charge / (credit) is made up as follows:		
UK corporation tax – exchange differences	**(1.8)**	(1.4)
Deferred tax		
Actuarial losses on retirement benefit obligations	**2.0**	(0.9)
Share based payments	**–**	(0.2)
Property revaluation surplus	**–**	(0.2)
	0.2	(2.7)

(c) Reconciliation of the total tax charge / (credit) for the year
The tax charge / (credit) in the income statement for the year is lower than the standard rate of corporation tax in the UK of 30% (2004, 30%). The differences are reconciled below:

	2005 £m	2004 £m
Profit before tax from continuing operations	**34.3**	40.6
(Loss) / profit before tax from discontinued operations	**(8.0)**	8.1
Profit before tax	**26.3**	48.7
Profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2004, 30%)	**7.9**	14.6
Effects of:		
Expenses not deductible for tax purposes	**2.6**	0.9
Benefit of special tax status	**(6.1)**	(2.4)
Overseas tax rate differences	**2.6**	1.2
Adjustments in respect of prior years	**(2.8)**	(2.2)
Unrelieved tax losses	**1.5**	–
Other	**0.4**	(0.6)
Total tax expense reported in the income statement	**6.1**	11.5

Notes to the financial statements (continued)

for the year ended 31 December 2005

note

11 Taxation (continued)

(d) Factors that may affect future tax charges

Since the Group operates internationally, it is subject to income taxes in many different tax jurisdictions. The Group's average expected tax rate is a weighted average of the tax rates in the tax jurisdictions in which the Group operates and may vary depending upon results in each jurisdiction.

12 Discontinued operations

Laird Security Systems divested its window systems business in September 2005. Operating losses were £0.2m in 2005 up to the date of disposal (2004, profit £1.4m). The loss on disposal in 2005 was £7.6m. In October 2004, Laird Plastics was divested and up to the date of its disposal it had operating profits of £3.1m before tax.

	2005 £m	2004 £m
Results from discontinued operations:		
Revenue	**18.4**	122.5
Operating (loss) / profit	**(0.2)**	4.5
Taxation	**–**	(1.1)
(Loss) / profit after tax from discontinued operations	**(0.2)**	3.4
(Loss) / profit on disposal of businesses:		
(Loss) / profit on current year disposals	**(7.6)**	7.4
Loss on prior year disposals	**(0.2)**	(3.8)
Taxation	**2.9**	–
(Loss) / profit after tax on disposals	**(4.9)**	3.6
(Loss) / profit from discontinued operations	**(5.1)**	7.0

13 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year divided by the daily average of the number of shares in issue during the year. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable in respect of the acquisition in 2004 of Centurion Wireless Technologies, Inc.

	2005			2004		
	Continuing £m	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Profit after tax	**25.3**	**(5.1)**	**20.2**	30.2	7.0	37.2
	No. of shares (m)	**No. of shares (m)**	**No. of shares (m)**	No. of shares (m)	No. of shares (m)	No. of shares (m)
Basic weighted average shares	**157.9**	**157.9**	**157.9**	145.6	145.6	145.6
Options	**1.4**	**1.4**	**1.4**	1.5	1.5	1.5
Contingent shares	**0.3**	**0.3**	**0.3**	0.4	0.4	0.4
Fully diluted weighted average shares	**159.6**	**159.6**	**159.6**	147.5	147.5	147.5
	Pence	**Pence**	**Pence**	Pence	Pence	Pence
Basic earnings per share	**16.0**	**(3.2)**	**12.8**	20.7	4.8	25.5
Fully diluted earnings per share	**15.9**	**(3.2)**	**12.7**	20.5	4.7	25.2

note

14 Underlying results

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the period is equivalent to 17.3% (2004, 17.2%) of underlying profit.

	2005 £m	2004 £m
Profit for the year	**20.2**	37.2
Loss / (profit) before tax on sale of businesses	**7.8**	(3.6)
Taxation from discontinued operations	**(2.9)**	1.1
Taxation from continuing operations	**9.0**	10.4
Financial instruments – fair value adjustment	**1.1**	–
Exceptional items	**15.5**	–
Amortisation of acquired intangible assets	**4.4**	1.2
Underlying profit before tax	**55.1**	46.4
Underlying tax charge (see below)	**(9.5)**	(8.0)
Underlying earnings	**45.6**	38.4
Underlying earnings per share basic	**28.9p**	26.3p
Underlying earnings per share diluted	**28.6p**	26.0p

The underlying tax charge is calculated as follows:

	2005 £m	2004 £m
Taxation from continuing operations	**(9.0)**	(10.4)
Adjustments to calculate underlying tax charge:		
Taxation from discontinued operations	**–**	(1.1)
Taxation on exceptional items	**(3.6)**	–
Deferred tax on acquired goodwill and intangible assets	**3.1**	3.5
Underlying tax charge	**(9.5)**	(8.0)

15 Dividends paid and proposed

On 15 March 2006 the Board declared, subject to approval from shareholders, a final dividend of 6.45p per share (2004, 6.05p). The final dividend will be paid on 2 June 2006 to shareholders registered on 5 May 2006. Dividends are recorded in the financial statements in the period in which they are declared, and approved as shown in the table below:

	Dividends paid		Dividends declared	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Final 2003	**–**	8.0	**–**	–
Interim 2004	**–**	5.0	**–**	5.0
Final 2004	**9.6**	–	**–**	9.6
Interim 2005	**5.3**	–	**5.3**	–
Final 2005	**–**	–	**10.3**	–
	14.9	13.0	**15.6**	14.6

	Dividends paid		Dividends declared	
	2005 Pence	2004 Pence	**2005 Pence**	2004 Pence
Final 2003	**–**	5.60	**–**	–
Interim 2004	**–**	3.15	**–**	3.15
Final 2004	**6.05**	–	**–**	6.05
Interim 2005	**3.30**	–	**3.30**	–
Final 2005	**–**	–	**6.45**	–
	9.35	8.75	**9.75**	9.20

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

16 **Property, plant and equipment**

	Land and buildings £m	Plant and machinery £m	Total £m
Cost			
At 1 January 2004	18.3	110.2	128.5
Additions	6.1	10.7	16.8
New businesses	5.3	10.5	15.8
Disposals	(2.5)	(11.2)	(13.7)
Foreign currency adjustment	(0.7)	(4.6)	(5.3)
At 31 December 2004	26.5	115.6	142.1
Additions	5.1	12.7	17.8
New businesses	0.8	1.6	2.4
Disposals	(1.1)	(29.0)	(30.1)
Foreign currency adjustment	2.5	8.8	11.3
At 31 December 2005	33.8	109.7	143.5
Accumulated depreciation			
At 1 January 2004	3.7	63.1	66.8
Charge for year	0.7	10.7	11.4
Disposals	(0.6)	(8.1)	(8.7)
Foreign currency adjustment	(0.4)	(2.6)	(3.0)
At 31 December 2004	3.4	63.1	66.5
Charge for year	6.9	5.9	12.8
Disposals	(0.7)	(22.2)	(22.9)
Foreign currency adjustment	1.2	4.3	5.5
At 31 December 2005	10.8	51.1	61.9
Net book value at 31 December 2005	**23.0**	**58.6**	**81.6**
Net book value at 31 December 2004	23.1	52.5	75.6
Net book value at 1 January 2004	14.6	47.1	61.7

note

17 Intangible assets

	Capitalised development costs £m	Goodwill £m	Other acquired intangible assets £m	Total £m
Cost				
At 1 January 2004	–	215.1	–	215.1
Acquisition of businesses	–	115.7	31.0	146.7
Disposal of businesses	–	(1.5)	–	(1.5)
Foreign currency adjustment	–	(14.8)	(1.4)	(16.2)
At 31 December 2004	–	314.5	29.6	344.1
Additions – internal development	2.6	–	–	2.6
Acquisition of businesses in the year	–	11.8	11.8	23.6
Adjustments in respect of prior year acquisitions	–	1.2	–	1.2
Disposal of businesses	–	(0.7)	–	(0.7)
Foreign currency adjustment	0.1	28.1	4.1	32.3
At 31 December 2005	2.7	354.9	45.5	403.1
Amortisation				
At 1 January 2004	–	31.8	–	31.8
Charge for the year	–	–	1.2	1.2
Disposal of businesses	–	(0.3)	–	(0.3)
Foreign currency adjustment	–	(2.0)	–	(2.0)
At 31 December 2004	–	29.5	1.2	30.7
Charge for the year	0.2	–	4.4	4.6
Foreign currency adjustment	–	2.9	0.4	3.3
At 31 December 2005	0.2	32.4	6.0	38.6
Net book value at 31 December 2005	**2.5**	**322.5**	**39.5**	**364.5**
Net book value at 31 December 2004	–	285.0	28.4	313.4
Net book value at 1 January 2004	–	183.3	–	183.3

Capitalised development costs
All internally generated assets arising from the capitalisation of qualifying development expenditure in 2005 have a finite expected useful life of 2 years. Capitalised development expenditure is amortised on a straight line basis. No development expenditure was capitalised in 2004 as the required documentation was not in place. All amortisation charges for the year have been charged against operating profits. The total amount of research and development activity expensed during 2005 is £13.4m (2004, £7.7m). There is no indication of impairment for capitalised development costs.

Goodwill
Goodwill is not amortised, but is reviewed annually for indications of impairment in accordance with IAS 36. No indications of impairment to goodwill were identified.

Only the Laird Technologies group of cash generating units have a significant carrying value of goodwill £277m (2004 £245m), in comparison with the Group's total carrying amount of goodwill. The remainder of goodwill is allocated across multiple cash generating units, and the amount allocated to each unit is not significant in comparison with the Group's total carrying amount of goodwill. The aggregate carrying amount of goodwill allocated to these units is £45.5m. All of the recoverable amounts are based on value in use.

For Laird Technologies the key assumptions were:

- Projected cash flows for 2006, 2007 and 2008 (2004: 2005, 2006 and 2007)
- The equity market risk premium, calculated as 4% (2004, 5.0%). This is an internally calculated figure, having been confirmed with external advisors as being reasonable
- Laird's beta, calculated as 1.3 (2004, 1.2). This is an internally calculated figure, having been confirmed with external advisors as being reasonable

note

17 Intangible assets (continued)

The forecasts provided are based on figures approved internally for the 2006 budget, which also include 2007 estimates. Subsequent cash flows have been increased at a conservative rate estimate of 3% (2004, 3%) per annum. The cash flow figures were discounted using a pre-tax discount rate of 10.3% (2004, 11.6%).

Other acquired intangible assets
Assets in this class are amortised over their estimated useful lives on a straight line basis.

All amortisation charges for the year have been charged against operating profits.

The following useful lives have been determined for acquired intangible assets:

Brand names – 5 years

Trade secrets - 8 to 15 years

Trade marks and names – 5 to 15 years

Patents – the remaining duration of the 17 year legal right

Customer relationships – 10 years

The expected life assigned to acquired customer relationships is an estimate and is not secured by any legal obligation on the customer to continue business with the Group for any finite period. Other than goodwill, the Group does not hold any intangible assets with an indefinite life.

18 Business combinations

Acquisition of businesses
The Group purchased four businesses during the year for a total consideration of £32.4m and all of these purchases have been accounted for as acquisitions. All intangible assets were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill in the financial statements.

Book and fair values of the net assets of businesses acquired, stated at rates of exchange at the date of acquisition were as follows:

	Book values £m	**Provisional fair values to the Group £m**
Property, plant and equipment	2.4	**2.4**
Intangible assets	–	**11.7**
Deferred tax assets	0.2	**0.2**
Inventories	6.0	**5.2**
Trade and other receivables	6.4	**6.4**
Trade and other payables	(3.8)	**(3.8)**
Income tax payable	(0.5)	**(0.5)**
Deferred tax liabilities	(1.0)	**(1.0)**
Net assets acquired	9.7	**20.6**
Goodwill arising on acquisition		**11.8**
Consideration		**32.4**
Consideration satisfied by:		
Cash consideration (including transaction costs)		**(34.3)**
Deferred cash consideration		**(2.7)**
Net cash acquired		**4.9**
		(32.1)
Borrowings acquired		**(0.3)**
		(32.4)

The fair values assigned to acquisitions made in the year are provisional and may change during 2006.

note

18 **Business combinations (continued)**

Cateron Corporation, a Taiwanese based supplier of EMI shielding, gaskets and tape, was acquired for a cash consideration (at an average exchange rate) of £13.4m in January 2005. Securidor Limited, a UK based manufacturer of composite doors, was acquired for a cash consideration of £4.2m in May 2005. Builders Hardware Inc., a supplier of window and door hardware in the USA, was acquired for a cash consideration of £5.6m in September 2005. Melcor Corporation, a US based manufacturer of thermoelectric modules and cooling systems, was acquired for a cash consideration of £10.8m in October 2005. The Group has acquired a 100% interest in all of the above acquisitions. Cateron's business operations have been integrated into Laird Technologies. Profit before tax of the other entities acquired in the period total £0.9m since acquisition. If the acquisitions noted above had been held for the full year revenues from continuing operations for the Group would have been £14.0m higher, at £504.3m and profit before tax from continuing operations would have been £1.4m higher, at £35.7m.

There have been changes made during 2005 to the provisional fair values of £164.1m assigned to acquisitions made in 2004 and deferred consideration arising from prior year earn out agreements. The effect of these changes was to increase goodwill carried forward at 31 December 2005 by £1.2m.

Details of all significant subsidiaries held by the Group are disclosed in the list of 'Principal subsidiaries' on page 80. After the balance sheet date the Group has acquired Antenex Inc, Bandlock Corporation and Balance UK Limited for an aggregate consideration of £23.3m.

19 **Inventories**

	2005 £m	2004 £m
Raw materials and consumables	**25.5**	24.0
Work in progress	**5.0**	6.2
Finished goods	**29.0**	27.2
	59.5	57.4

Expenses relating to inventories written down during the period totalled £2.2m (2004 £nil) of which £2.1m have been expensed through exceptional costs.

20 **Trade and other receivables**

	2005 £m	2004 £m
Trade receivables	**80.4**	68.3
Other receivables	**7.1**	7.8
Prepayments and accrued income	**9.5**	4.9
	97.0	81.0

21 **Cash and cash equivalents**

	2005 £m	2004 £m
Cash at bank and in hand	**23.9**	22.2

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following at 31 December:

	2005 £m	2004 £m
Cash at bank and in hand	**23.9**	22.2
Bank overdrafts	**(2.2)**	(1.6)
	21.7	20.6

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

22 **Borrowings**

Current:	**2005 £m**	2004 £m
Bank overdrafts	**2.2**	1.6
Short term borrowings	**1.0**	1.8
US Private Placement loans 2005/2006	**3.2**	2.9
Finance lease obligations	**0.3**	0.2
	6.7	6.5
Non-current:		
US Private Placement loans 2005/2006	**–**	2.9
US Private Placement loans 2008/2014	**29.1**	26.0
US Private Placement loans 2014/2016	**81.1**	72.9
Other term loans	**55.1**	32.0
Finance lease obligations	**–**	0.5
	165.3	134.3
Total borrowings	**172.0**	140.8
Borrowings are repayable as follows:		
Within one year		
Bank	**3.2**	3.4
Other	**3.2**	2.9
Finance leases	**0.3**	0.2
Between one and two years		
Bank	**–**	–
Other	**–**	2.9
Finance leases	**–**	0.2
Between two and five years		
Bank	**55.1**	32.0
Other	**7.3**	6.5
Finance leases	**0.1**	0.3
In five years or more		
Bank	**–**	–
Other	**102.8**	92.4
Total borrowings	**172.0**	140.8

Notes

(a) Borrowings included £nil (2004 £0.2m) secured on the assets of certain subsidiary undertakings.

(b) US Private Placement loans, arising from private placements of debt with US insurance companies, comprise Senior Notes of $5.5m repayable in 2006 at a fixed rate of interest of 9.55%, $50m repayable between 2008 and 2014 at an average fixed rate of interest of 7.42% and $140m repayable between 2014 and 2016 at an average fixed rate of interest of 5.64%.

(c) The Group had committed bilateral revolving bank loan facilities of £195m which were underwritten in excess of four years. Drawings by Group companies under these facilities were £55.1m (2004, £32.0m). Although these drawings are repayable within one year they are classified as long term as they can be refinanced under the terms of the facilities.

(d) Ancillary costs incurred in connection with the arrangement of borrowings are amortised over the term of the facility, using the effective interest rate method.

note

23 Operating lease commitments – minimum lease payments

Commitments under non-cancellable operating leases expiring:	2005 Land and buildings £m	2005 Other £m	2004 Land and buildings £m	2004 Other £m
Within one year	**6.0**	**1.5**	5.8	1.3
Later than one year and less than five years	**15.5**	**1.4**	17.7	1.8
After five years	**15.8**	**0.2**	18.9	0.3
	37.3	**3.1**	42.4	3.4

24 Trade and other payables

	2005 £m	2004 £m
Trade payables	**50.1**	49.6
Social security costs	**2.2**	2.1
Other payables	**30.3**	20.9
Accruals and deferred income	**13.3**	16.5
	95.9	89.1

25 Deferred taxes

Deferred tax assets

	2005 £m	2004 £m
Timing differences	**0.3**	–

Deferred tax liabilities

	2005 £m	2004 £m
Accelerated capital allowances	**22.1**	18.1
Tax losses carried forward	**(4.2)**	(0.1)
Chargeable gains	**2.8**	3.7
Other timing differences	**2.4**	(6.0)
	23.1	15.7

Movements on deferred tax liabilities during the year were:

	Accelerated tax depreciation £m	Losses £m	Rolled over gains £m	Other £m	Total £m
At 1 January 2005	18.1	(0.1)	3.7	(6.0)	15.7
Acquired	–	–	–	1.0	1.0
Charged to the Income Statement	2.0	(4.1)	(0.9)	1.8	(1.2)
Charged to the statement of recognised income and expense	–	–	–	2.0	2.0
Transferred from current tax liabilities	–	–	–	0.2	0.2
Fair value of intangible assets	–	–	–	3.5	3.5
Foreign exchange	2.0	–	–	(0.1)	1.9
At 31 December 2005	22.1	(4.2)	2.8	2.4	23.1

note

25 Deferred taxes (continued)

Deferred tax assets have been established in respect of tax losses and other temporary differences where it is probable that these assets will be recovered.

Deferred tax assets have not been established on pension deficits of £16.4m (2004, asset of £1.9m), or trading losses of £4.7m (2004, £nil) where it is unlikely that future relief would be available at the balance sheet date.

No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries. The taxable temporary difference associated with investments in subsidiaries, for which a deferred tax liability has not been recognised aggregate to £0.8m (2004, £nil).

26 Other non-current liabilities

	2005 £m	2004 £m
Other creditors	**1.3**	7.2
Accruals and deferred income	**0.1**	0.2
	1.4	7.4

27 Provisions

	Warranty claims £m	Onerous lease £m	Other £m	Total £m
At 1 January 2005				
Current	–	–	–	–
Non-current	7.1	–	2.3	9.4
	7.1	–	2.3	9.4
Provided	0.4	4.0	1.0	5.4
Utilised/released	(0.2)	–	(0.2)	(0.4)
Foreign currency adjustment	–	–	0.1	0.1
At 31 December 2005	7.3	4.0	3.2	14.5
Analysed as:				
Current	–	–	–	–
Non-current	7.3	4.0	3.2	14.5
	7.3	4.0	3.2	14.5

Warranty claims are in respect of potential warranty and other claims arising from the disposal of businesses.

Onerous lease provisions relate to the sale of the Permacell Finesse business as described in note 7. The provision has been discounted and is stated at its present value.

Other provisions consist mostly of amounts provided in respect of events arising from trade and various other provisions from Group companies that do not fit into distinct categories. The timing of cash outflows for warranty claims and other provisions are by their nature uncertain and dependent upon the outcome of related events. The best estimates are shown in the table above.

note

28 Financial instruments

IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) were adopted on 1 January 2005. Comparatives as at 31 December 2004 are reported in accordance with FRS 13 and are presented at the end of this note.

Financial assets
The financial assets of the Group comprised:

	2005 £m
Cash and cash equivalents	23.9
Trade and other receivables	98.3
	122.2

Financial liabilities
The financial liabilities of the Group comprised:

	2005 £m
Trade and other payables	95.9
Borrowings	172.0
Derivative financial instruments	1.4
Other non-current liabilities	1.4
Provisions	14.5
	285.2

Interest rate and currency profile
The Group's policy is to maintain an appropriate balance between variable and fixed interest rate borrowings. Interest rate swaps and similar instruments are used to manage interest costs. $70.0m (£40.8m) of US Private Placement loans were swapped from fixed to variable interest rates for a five year term, expiring in 2009.

Notes to the financial statements (continued)

for the year ended 31 December 2005

note

28 Financial instruments

Interest rate risk profile of financial assets and liabilities

The interest rate profile of the financial assets and liabilities of the Group as at 31 December 2005 is as follows:

	Within 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years	Total
Fixed rate							
$5.5m Loan Notes at 9.55% due 2006	3.2	–	–	–	–	–	3.2
$12.5m Loan Notes at 7.24% due 2008	–	–	7.3	–	–	–	7.3
$25m Loan Notes at 7.44% due 2012	–	–	–	–	–	14.5	14.5
$97m Loan Notes at 5.59% due 2014	–	–	–	–	–	56.2	56.2
$12.5m Loan Notes at 7.55% due 2014	–	–	–	–	–	7.2	7.2
$43m Loan Notes at 5.76% due 2016	–	–	–	–	–	24.9	24.9
Finance lease obligations	0.3	0.1	–	–	–	–	0.4
Sub Total	3.5	0.1	7.3	–	–	102.8	113.7
Floating rate							
Cash	(23.9)	–	–	–	–	–	(23.9)
Bank overdrafts	2.2	–	–	–	–	–	2.2
Bilateral revolving bank loans	–	–	–	–	55.1	–	55.1
Short term bank loans	1.0	–	–	–	–	–	1.0
Interest rate swaps*	–	–	–	1.4	–	–	1.4
Sub Total	(20.7)	–	–	1.4	55.1	–	35.8
Total interest bearing assets and liabilities							149.5
Non interest bearing assets and liabilities							13.5
							163.0

*effect of the interest rate swaps are discussed below.

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non interest bearing and are therefore not subject to interest rate risk.

Interest rate swaps

The Group holds an interest rate swap contract to manage interest rate exposure with an underlying notional principal amount of $70m. The contract is disclosed in accordance with IAS 32 and accounted for in accordance with IAS 39. The contract has not been designated as a hedge and the decrease in the fair value during 2005 of £1.1m, has been taken to the Income Statement. The unrecognised loss in 2004 was £0.4m.

note

28 **Financial instruments (continued)**

The currency profile of the financial assets of the Group is set out below:

As at 31 December 2005

	At fixed interest rates £m	At floating interest rates £m	No interest receivable £m	Total £m
Sterling	–	0.6	21.4	22.0
US dollar	–	10.9	46.2	57.1
Euro	–	1.5	5.5	7.0
Renminbi	–	8.0	16.2	24.2
Other	–	2.9	9.0	11.9
	–	23.9	98.3	122.2

The currency profile of the financial liabilities of the Group is set out below:

As at 31 December 2005

	At fixed interest rates £m	At floating interest rates £m	No interest payable £m	Total £m
Sterling	0.4	31.3	42.3	74.0
US dollar	113.3	18.2	37.0	168.5
Euro	–	–	2.7	2.7
Renminbi	–	0.2	19.2	19.4
Other	–	8.6	12.0	20.6
	113.7	58.3	113.2	285.2

Currency exposures

The Group's revenues and profits are affected by currency movements on translating overseas revenues and profits into Sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods and services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US dollar. The Group's policy is for subsidiaries to take out forward foreign exchange contracts to cover their net transaction exposures to foreign currencies. The Group's Chinese entities are not permitted to make loans to other Group entities outside China but distributions are permitted from audited reserves.

The Group does not have any significant transactional currency exposures on financial assets and liabilities on which net currency gains and losses would be recognised in the Income Statement.

Net investment hedging

Included in borrowings are US $170.0m of debt (£99.0m) which have been designated as a hedge of the net investments in the United States subsidiaries and Czk 351.4m (£8.3m) designated as a hedge of the net investment in the Czech Republic subsidiary. These amounts are being used to hedge the Group's exposure to foreign exchange risk on these investments. Gains or losses on the retranslation of the borrowings are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries.

note

28 Financial instruments (continued)

Credit risk
Laird Technologies' customer base is largely focused in the global electronics market where it has leading positions in its principal products with customers who themselves have significant market shares. Inevitably, this results in levels of business and trade receivables that are material in the overall Group context.

Maturity of financial assets

	2005 £m
In one year or less	120.9
Between one and two years	1.3
	122.2

Maturity of financial liabilities

	2005 £m
In one year or less	102.6
Between one and two years	16.0
Between two and three years	7.3
Between three and four years	1.4
Between four and five years	55.1
Greater than five years	102.8
	285.2

Undrawn committed borrowing facilities
The Group's financial policy is to maintain committed borrowing facilities, which provide substantial headroom over and above its day to day borrowing requirements.

The undrawn committed facilities available at 31 December were as follows:

	2005 £m	2004 £m
Expiring between three and four years	–	122.5
Expiring between four and five years	139.5	–
	139.5	122.5

Loan covenants
The principal covenants in the Group's committed loan facilities and loan note agreements that place restrictions on net borrowings are based on UK GAAP and are set out below:

Interest cover
The interest cover covenant is for earnings before exceptional items, interest, tax and amortisation ("EBITDA") to be not less than 2.5 times interest payable.

Net borrowings: EBITDA ratio
Net borrowings must not exceed 3.5 times earnings before depreciation, amortisation, exceptional items, interest and tax.

Consolidated net worth
The ratio of consolidated net worth must not exceed 1.25. Net worth is defined as Shareholders' funds plus goodwill amortised or written off since 31 December 1995. Additionally net worth must not fall below £130m or fall in excess of 40% in any one fiscal year.

The Group was in compliance with the covenants detailed above at 31 December 2005.

note

28 Financial instruments (continued)

Fair value of financial instruments
The US Private Placement loans with a book value of £113.3m have an estimated fair value of £115.1m (2004 £108.2m) which has been calculated by discounting cash flows at prevailing coupon rates as at 31 December 2005.

There are no material differences between fair value and book value on any of the other financial instruments.

For 2004 disclosures have been prepared under FRS 13.

Financial liabilities as at 31 December 2004
The interest rate and currency profile of the financial liabilities of the Group is set out below:

					At fixed interest rates	
	At fixed interest rates £m	At floating interest rates £m	No interest payable £m	Total £m	Weighted average interest rate %	Weighted average period Years
Sterling	–	11.7	7.9	19.6	–	–
US dollar	104.7	16.2	8.7	129.6	6.4	9.2
Euro	–	0.2	0.2	0.4	–	–
Other	–	8.0	–	8.0	–	–
Total	104.7	36.1	16.8	157.6		

The financial liabilities of the Group as at 31 December 2004 comprised:

	2004 £m
Total borrowings	140.8
Other creditors due after more than one year	7.4
Provisions for liabilities and charges	9.4
	157.6

Financial assets as at 31 December 2004
The interest rate and currency profile of the financial assets of the Group is set out below:

	At fixed interest rates £m	At floating interest rates £m	No interest receivable £m	Total £m
Sterling	–	2.2	–	2.2
US dollar	–	7.4	0.4	7.8
Euro	–	1.4	–	1.4
Other	–	11.2	0.3	11.5
Total	–	22.2	0.7	22.9

Floating rate financial assets attract interest at relevant short term rates.

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

28 Financial instruments (continued)

The financial assets of the Group as at 31 December 2004 comprised:

	2004 £m
Cash and deposits	22.2
Receivables due after more than one year	0.7
	22.9

Maturity of financial liabilities as at 31 December 2004

	2004 £m
In one year or less	15.9
Between years one and two	10.5
In years three to five	38.8
In more than five years	92.4
	157.6

29 Authorised and issued share capital

Authorised	2005 £m	2004 £m
240,000,000 (2004, 200,000,000) ordinary shares of 25p each	**60.0**	50.0

Issued and fully paid	2005 Shares	2005 £m	2004 Shares	2004 £m
Ordinary shares of 25p each				
At 1 January	**157,927,259**	**39.5**	143,171,694	35.8
Issued	**1,853,417**	**0.5**	14,755,565	3.7
At 31 December	**159,780,676**	**40.0**	157,927,259	39.5

During the year the issued share capital was increased by the issue of 1,853,417 ordinary shares with a nominal value of £463,354 for a consideration of £3,769,481. On 15 December 2005 72,417 ordinary shares were issued as part deferred consideration for the acquisition of Centurion Wireless Technologies, Inc. with a value of £293,289. 1,596,500 ordinary shares were issued under the Company's 1994 executive share option scheme for a consideration of £3,028,137 and 184,500 ordinary shares were issued under the Company's 2003 executive share option scheme for a consideration of £448,055. 159,780,676 ordinary shares of 25p each were in issue at the year end (2004, 157,927,259).

Further details of the options exercised are shown below:

Date of Exercise	Number issued	Market Price
15.03.05	28,500	333
16.03.05	133,000	352
17.03.05	272,000	342
18.03.05	214,000	346
21.03.05	31,000	345
22.03.05	172,000	340
29.03.05	13,000	340
23.06.05	35,000	320
18.08.05	104,000	328
15.09.05	78,000	361
19.09.05	292,000	369
21.09.05	41,000	364
23.09.05	54,500	364
27.09.05	272,000	361
04.10.05	10,000	366
22.11.05	31,000	384
	1,781,000	

note

29 Authorised and issued share capital (continued)

At 31 December 2005 options to subscribe for 3,476,573 ordinary shares at prices between 143.5p and 456.5p were outstanding under the Company's executive share option schemes. Options outstanding under the schemes are held by 48 individuals and are exercisable at various times up to 19 March 2015. No further options have been granted since the year end.

30 Share based payments

The Directors' remuneration report on page 26, sets out the general terms and conditions including vesting requirements for all share based payment schemes; the Long Term Incentive Plan (LTIP), the 1994 Share Option Scheme and the 2003 Executive Share Option Plans.

All share based payments are equity settled. An expense of £1.6m was recognised in the year (2004 £0.8m) before employer's national insurance and was based on the fair value of the LTIP's shares awarded and the share options granted.

The following table shows the number of LTIP awards including LTIP awards granted during the year.

	2005 Number	2004 Number
Awarded in 2003	**484,000**	484,000
Awarded in 2004	**429,700**	429,700
Outstanding as at 1 January	**913,700**	913,700
Awarded during the year	**503,000**	–
Outstanding as at 31 December	**1,416,700**	913,700

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 1994 Share Option Scheme.

	2005 Number	**2005 WAEP (p)**	2004 Number	2004 WAEP (p)
Outstanding as at 1 January				
Option prices 140-250p	**1,498,373**	**165**	2,417,024	168
Option prices 251-350p	**557,000**	**286**	781,000	294
Option prices 351-457p	**311,000**	**411**	331,000	412
	2,366,373	**226**	3,529,024	219
Exercised				
Option prices 140-250p	**(1,224,500)**	**164**	(851,651)	174
Option prices 251-350p	**(372,000)**	**275**	–	–
Expired	**(83,000)**	**380**	(259,000)	311
Forfeited	**–**	**–**	(52,000)	174
	686,873	**291**	2,366,373	226
Outstanding as at 31 December				
Option prices 140-250p	**273,873**	**168**	1,498,373	165
Option prices 251-350p	**185,000**	**309**	557,000	286
Option prices 351-457p	**228,000**	**423**	311,000	411
	686,873	**291**	2,366,373	226
Exercisable at 31 December	**686,873**	**291**	311,000	411

As at 1 January, options over 222,873 shares (2004, 222,873 shares) and at 31 December options over 222,873 shares (2004, 222,873 shares) were issued and a charge recognised in accordance with IFRS 2 and resulted in a charge against profits. The balance of the share options were granted prior to 7 November 2002 and do not result in a charge against profits in accordance with the transitional arrangements of IFRS 2. The weighted average share price at the date of exercise for the options exercised was 353p (2004, 337p). For the share options outstanding at 31 December 2005, the weighted average remaining contractual life is 4.3 years (2004, 5.7 years).

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

30 Share based payments (continued)

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 2003 Executive Share Option Plan.

	2005 Number	2005 WAEP (p)	2004 Number	2004 WAEP (p)
Outstanding as at 1 January				
Option prices 140-250p	**1,018,000**	**207**	1,073,000	207
Option prices 251-343p	**952,200**	**287**	30,000	267
	1,970,200	**245**	1,103,000	209
Issued	**1,029,500**	**343**	940,200	287
Exercised				
Option prices 140-250p	**(110,000)**	**207**	–	–
Option prices 251-343p	**(74,500)**	**296**	–	–
Forfeited	**(25,500)**	**343**	(73,000)	227
	2,789,700	**281**	1,970,200	245
Outstanding as at 31 December				
Option prices 140-250p	**908,000**	**207**	1,018,000	207
Option prices 251-343p	**1,881,700**	**316**	952,200	287
	2,789,700	**281**	1,970,200	245
Exercisable at 31 December	**20,000**	**239**	–	–

All shares in the table above were recognised in accordance with IFRS 2 as noted above. The weighted average share price at the date of exercise for the options exercised was 345p. None were exercised in 2004. For the share options outstanding at 31 December 2005, the weighted average remaining contractual life is 8.3 years (2004, 8.8 years). 194,000 options (2004, 194,000) in the price range 140p to 250p and 558,800 options (2004, 267,200) in the price range 251p to 343p are subject to the higher performance targets set out in the table on page 29 of the Directors' remuneration report.

The fair value of LTIP shares awarded is estimated as at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP's shares were awarded including the market based performance conditions set out in the Directors' remuneration report.

The fair value of share options granted is estimated as at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. The non-market company performance conditions set out in the Directors' remuneration report are not taken into account when estimating the fair value.

The weighted average fair value of LTIP awards during the year was 195p (2004, 177p) and of share options granted during the year was 108p (2004, 92p).

The following table lists the inputs to the valuation models for the years ended 31 December 2004 and 31 December 2005.

	LTIP 2005	LTIP 2004	ESOP 2005	ESOP 2004
Dividend Yield (%)	**3.25**	3.25	**3.25**	3.25
Expected Share Price volatility (%)	**35**	35	**35**	35
Expected comparator volatility (%)	**40**	40	**n/a**	n/a
Risk-free interest rate (%)	**n/a**	n/a	**4.8**	4.6
Expected life of LTIP/option (years)	**3.0**	3.0	**7.5**	7.5
Weighted average share price (p)	**342.5**	287.3	**342.5**	287.3

The expected life of the share based payments is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility of the LTIP shares is based on historical volatility; average of monthly activity over the last three years. Expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may not necessarily prove to be the actual outcome. Dividends are not payable on the LTIP shares prior to vesting and this is taken into account in calculating the fair value.

For the share option schemes, no allowance is considered necessary for leavers pre-vesting.

note

31 Reconciliation of movements in equity

	Ordinary share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Treasury shares £m	Total £m
At 1 January 2004	35.8	106.6	99.9	(37.8)	(2.9)	201.6
Total recognised income and expense for the year	–	–	33.8	(12.3)	–	21.5
Realisation of property revaluation gain	–	–	–	–	–	–
Exercise of share options	0.2	1.3	–	–	–	1.5
Issue of shares on acquisition of businesses	3.5	44.3	–	–	–	47.8
Share based payments	–	–	0.8	–	–	0.8
Dividends paid	–	–	(13.0)	–	–	(13.0)
At 31 December 2004	39.5	152.2	121.5	(50.1)	(2.9)	260.2
Adjustment for implementation of IAS 32/39	–	–	(0.4)	–	–	(0.4)
At 1 January 2005	39.5	152.2	121.1	(50.1)	(2.9)	259.8
Total recognised income and expense for the year	–	–	12.1	21.7	–	33.8
Exercise of share options	0.5	3.0	–	–	–	3.5
Issue of shares on acquisition of businesses	–	0.3	–	–	–	0.3
Share based payments	–	–	1.6	–	–	1.6
Treasury shares	–	–	–	–	0.2	0.2
Dividends paid	–	–	(14.9)	–	–	(14.9)
At 31 December 2005	40.0	155.5	119.9	(28.4)	(2.7)	284.3

The investment in Laird shares as held by the Company ESOP Trust as described on page 31 of the Directors' remuneration report are treated for accounting purposes as treasury shares. At 31 December 2005 the Trust held 1,015,000 shares (2004, 1,015,000 shares) of which 913,700 relate to the Long Term Incentive Plan, the remaining shares are unallocated. The shares held by the Trust had a total market value at that date of £4.3m (2004, £3.2m).

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

32 Additional cash flow information

Cash generation from operations **Continuing operations**	**2005** **£m**	2004 £m
Net profit after taxation	**25.3**	30.2
Depreciation and other non-cash items		
Depreciation	**12.0**	9.5
Amortisation of capitalised development costs	**0.2**	
Exceptional fixed asset write-downs	**2.0**	–
Exceptional inventory write-downs	**2.1**	
Exceptional loss on disposal of business	**0.7**	–
Profit on disposal of fixed assets	**–**	(0.4)
Capitalised development costs	**(2.6)**	–
Share based payments	**1.6**	0.8
Amortisation of acquired intangible assets	**4.4**	1.2
Financial instruments – fair value adjustment	**1.1**	–
Pension charges	**1.3**	0.8
Other net finance costs	**10.4**	5.6
Taxation	**9.0**	10.4
Pension contributions	**(7.6)**	(2.2)
Changes in working capital		
Inventories	**(0.3)**	(12.3)
Trade and other receivables	**(9.3)**	(8.2)
Trade, other payables and provisions	**5.6**	7.0
Cash generated from continuing operations	55.9	42.4
Discontinued operations		
Net (loss)/profit after taxation	**(5.1)**	7.0
Taxation	**(2.9)**	1.1
Loss/(profit) on disposal of businesses before taxation	**7.8**	(3.6)
Depreciation	**0.8**	1.9
Changes in working capital	**(3.4)**	(2.1)
Cash flow from discontinued operations	(2.8)	4.3
Cash generated from operations	53.1	46.7

Notes

(a) The working capital movement from continuing operations has been reduced by provisions for exceptional items of £5.0m largely relating to an onerous lease provision. The working capital movement increased in 2004 due to exceptional items of £2.6m which were provided for in 2003.

note

32 Additional cash flow information (continued)

Net cash outflow on acquisitions and disposals

	2005 £m	2004 £m
Acquisition of businesses		
Consideration:		
Cash consideration	**(34.1)**	(85.4)
Net cash acquired	**4.9**	5.4
	(29.2)	(80.0)
Deferred consideration paid	**(6.5)**	(10.9)
Net cash outflow on acquisition of businesses	**(35.7)**	(90.9)
Borrowings acquired	**(0.3)**	(18.9)
Disposal of businesses		
Consideration:		
Net cash consideration	**6.9**	32.9
Net cash disposed of	**–**	(0.4)
Net cash inflow on disposal of businesses	**6.9**	32.5

Analysis of movements in net borrowings

Period to 31 December 2005	At 1 January 2005 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2005 £m
Cash at bank	**22.2**	**(0.5)**	**–**	**–**	**2.2**	**23.9**
Overdrafts	**(1.6)**	**(0.2)**	**–**	**–**	**(0.4)**	**(2.2)**
Loans due within one year	**(4.7)**	**4.0**	**–**	**(3.0)**	**(0.5)**	**(4.2)**
Loans due after more than one year	**(133.8)**	**(20.3)**	**(0.1)**	**3.0**	**(13.8)**	**(165.0)**
Finance leases	**(0.7)**	**0.3**	**(0.2)**	**–**	**–**	**(0.6)**
Total	**(118.6)**	**(16.7)**	**(0.3)**	**–**	**(12.5)**	**(148.1)**

Period to 31 December 2004	At 1 January 2004 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2004 £m
Cash at bank	37.3	(14.4)	–	–	(0.7)	22.2
Overdrafts	(2.0)	0.1	–	–	0.3	(1.6)
Loans due within one year	(21.8)	26.2	(7.0)	(3.0)	0.9	(4.7)
Loans due after more than one year	(73.3)	(60.4)	(11.2)	3.0	8.1	(133.8)
Finance leases	(0.3)	0.3	(0.7)	–	–	(0.7)
Total	(60.1)	(48.2)	(18.9)	–	8.6	(118.6)

33 Post balance sheet events

The following non adjusting events occurred after the balance sheet date but before the financial statements were approved: On 1 March 2006 the Group acquired Bandlock Corporation for a net consideration of £10.1m and Balance UK Limited for a net consideration of £3.5m. On 8 March 2006 the Group acquired Antenex Inc for a net consideration of £9.7m.

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

34 Capital commitments

	2005 £m	2004 £m
Future capital expenditure not provided in the accounts		
Contracts placed	**4.1**	1.7

35 Contingent liabilities

There are legal claims against the Company or its subsidiary undertakings but none where the Board takes the view that it is likely that damages will be awarded against the Group which would have a materially adverse effect on its financial position.

Certain subsidiary undertakings had contingent liabilities at 31 December 2005 in respect of hire of plant under leasing contracts.

36 Retirement benefit obligations

Pension schemes
The Group operates a number of pension schemes of both the defined benefit and defined contribution types.

Approximately 500 (2004, 650) employees are members of seven different defined benefit schemes and these schemes have approximately 1,900 (2004, 1,800) deferred and current pensioners. The employer contributions made to these schemes during the year was £7.6m (2004, £2.2m).

The total assessed value of the schemes' assets at 31 December 2005 at their market value is estimated at £78.2m (2004, £64.6m) and the liabilities estimated at £94.6m (2004, £79.4m). The resultant aggregate net pension liability under IAS 19 is £16.4m (2004, £14.8m). Since last year equity markets have risen, however this increase has not been sufficient to offset reductions in corporate bond yields and higher longevity assumptions for the schemes' members which impact upon the value of discounted liabilities, resulting in a higher aggregate net pension liability.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under IAS 19 at 31 December were as follows:

	2005 £m	2004 £m
Annuities	**10.2**	10.4
Equities	**41.6**	34.8
Gilts and bonds	**20.8**	17.2
Other including cash	**5.6**	2.2
Total market value of assets	**78.2**	64.6
Present value of scheme liabilities	**(94.6)**	(79.4)
Deficit in the schemes	**(16.4)**	(14.8)

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.4% per annum (2004, 4.6%) and those for equities at 7.8% per annum (2004, 8.2%). The returns on the annuities match the relevant liabilities.

The mortality assumption used at the year end is based on 92 series tables with a medium cohort allowance for future mortality improvements to 2015 for pensioners and 2025 for non-pensioners. The future life expectancies are around 2 years longer than those assumed at the last year end.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 2.75% per annum (2004, 2.7%), salary increases of 3.75% per annum (2004, 3.7%) and a discount rate for liabilities of 4.75% per annum (2004, 5.4%).

note

36 **Retirement benefit obligations (continued)**

Analysis of the defined benefit cost for the year ended 31 December:

	2005 £m	2004 £m
Current service cost	**1.9**	2.1
Past service cost	**–**	–
Gain on settlements or curtailments	**(0.7)**	(1.3)
Total charge to operating profit	**1.2**	0.8
Expected return on pension investments	**4.4**	4.0
Interest on pension liabilities	**(4.3)**	(4.0)
Total amount of expense relating to finance income	**0.1**	–
Total charge to income statement before deduction of tax	**1.3**	0.8

The charge in respect of defined contribution plans was £3.1m during 2005 (2004, £3.3m).

Analysis of the amount recognised in the statement of recognised income and expense ("SORIE"):

	2005		2004	
	% of Plan assets/ liabilities	£m	% of Plan assets/ liabilities	£m
Actual return less expected return on pension scheme assets	**6**	**4.5**	–	(0.1)
Experience (loss)/gain on Plan liabilities	**2**	**1.9**	–	–
Loss on change of assumptions	**15**	**(14.3)**	8	(6.0)
Total actuarial loss recognised in SORIE	**8**	**(7.9)**	8	(6.1)

Changes in the present value of defined benefit pension obligations are analysed as follows:

	2005 £m	2004 £m
As at 1 January	**79.4**	71.1
Current service cost	**1.9**	2.1
Past service cost	**–**	–
Interest cost	**4.4**	4.0
Employee contributions	**0.3**	0.3
Actuarial gains and losses	**12.4**	6.0
Benefits paid	**(2.5)**	(2.5)
Settlement/curtailment gain	**(1.8)**	(1.3)
Foreign currency differences	**0.5**	(0.3)
As at 31 December	**94.6**	79.4

The defined benefit obligation comprises £4.0m (2004, £2.9m) arising from an unfunded plan, and £90.6m (2004, £76.5m) from plans that are wholly or partly funded.

note

36 Retirement benefit obligations (continued)

Changes in the fair value of the plan assets are analysed as follows:

	2005 £m	2004 £m
As at 1 January	**64.6**	61.2
Employer contributions	**7.6**	2.2
Employee contributions	**0.3**	0.3
Benefits paid	**(2.5)**	(2.5)
Expected return on assets	**4.3**	4.0
Asset gain/(loss)	**4.5**	(0.1)
Settlement gain/(loss)	**(1.1)**	–
Foreign currency differences	**0.5**	(0.5)
As at 31 December	**78.2**	64.6

Employer contributions of £7.6m during 2005 include £5.8m of additional payments made over and above regular contributions.

History of experience gains and losses:

	2005 £m	2004 £m	2003 £m
Fair value of plan assets	**78.2**	64.6	61.2
Present value of defined benefit obligation	**(94.6)**	(79.4)	(71.1)
(Deficit) in the schemes	**(16.4)**	(14.8)	(9.9)
Experience adjustments arising on plan liabilities	**1.9**	–	(0.8)
Experience adjustments arising on plan assets	**4.5**	(0.1)	0.9

The cumulative amount of actuarial gains and losses recognised in the Group statement of recognised income and expense is £14.0m (2004, £6.1m) since 1 January 2004. The directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group statement of recognised income and expense from the date of inception of the company schemes to 31 December 2003.

The Group estimates that the total value of contributions to defined benefit plans will be £3.2m in 2006, which is expected to include £1.8m of additional contributions to be paid over and above normal contributions.

Within Sweden, the Group operates a plan, included within a multiemployer plan, for its employees which is insured with Alecta. This scheme is a defined benefit plan, but Alecta is currently unable to provide sufficient information to report the Group's proportional share of the defined benefit commitments and the assets under management and expenses associated with the plan. Consequently, Alecta cannot provide the information regarding the Group's proportional share of the surplus or deficit in the plan. As a result the scheme is reported as if it were a defined contribution plan, although it is actually a defined benefit plan.

note

37 Transition to IFRS

Reconciliation of UK GAAP to IFRS for 2004

As at 1 January 2004	Note	As reported (UK GAAP) £m	Total effect of transition to IFRS £m	Restated under IFRS £m
Assets				
Non-current assets				
Property, plant and equipment		61.7	–	61.7
Goodwill		183.3	–	183.3
Intangible assets		–	–	–
		245.0	–	245.0
Current assets				
Inventories		48.6	–	48.6
Trade and other receivables		78.6	–	78.6
Cash and cash equivalents		37.3	–	37.3
		164.5	–	164.5
Liabilities				
Current liabilities				
Borrowings		(24.0)	–	(24.0)
Derivative financial instruments		–	–	–
Trade and other payables	(f)	(86.8)	8.0	(78.8)
Current tax liabilities		(3.4)	–	(3.4)
Provisions		–	–	–
		(114.2)	8.0	(106.2)
Net current assets		50.3	8.0	58.3
Non-current liabilities				
Borrowings		(73.4)	–	(73.4)
Deferred tax liabilities	(e)	(4.0)	1.2	(2.8)
Retirement benefit obligations		(8.5)	(1.4)	(9.9)
Other non-current liabilities		(8.0)	–	(8.0)
Provisions		(7.6)	–	(7.6)
		(101.5)	(0.2)	(101.7)
Net assets		193.8	7.8	201.6
Shareholders' equity				
Ordinary share capital		35.8	–	35.8
Share premium		106.6	–	106.6
Revaluation reserve		2.4	(2.4)	–
Retained earnings		51.9	10.2	62.1
Treasury shares		(2.9)	–	(2.9)
Total shareholders' equity		193.8	7.8	201.6

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

37 Transition to IFRS (continued)

Reconciliation of profit

For the year ended 31 December 2004	Note	As reported (UK GAAP) £m	Total effect of transition to IFRS £m	Restated under IFRS £m	Discontinued in 2005 £m	As per 2005 Accounts £m
Sales						
Continuing operations		376.1	–	376.1	(30.6)	345.5
Discontinued operations	(a)	91.9	(91.9)	–	–	–
		468.0	(91.9)	376.1	(30.6)	345.5
Operating profit						
Continuing operations						
Before exceptional items and amortisation	(d)	49.5	(0.7)	48.8	(1.4)	47.4
Exceptional items		–	–	–	–	–
Goodwill amortisation	(b)	(11.2)	11.2	–	–	–
Amortisation of intangible assets	(c)	–	(1.2)	(1.2)	–	(1.2)
		38.3	9.3	47.6	(1.4)	46.2
Discontinued operations						
Before amortisation	(a)	3.2	(3.2)	–	–	–
Goodwill amortisation	(a) (b)	(0.1)	0.1	–	–	–
		3.1	(3.1)	–	–	–
		41.4	6.2	–	–	–
Loss on disposal of businesses	(a)	(13.8)	13.8	–	–	–
Profit before interest		27.6	20.0	47.6	(1.4)	46.2
Interest and finance charges		(5.6)	–	(5.6)	–	(5.6)
Profit before tax		22.0	20.0	42.0	(1.4)	40.6
Taxation	(e)	(9.4)	(1.2)	(10.6)	0.2	(10.4)
Profit for the year		12.6	18.8	31.4	(1.2)	30.2
Discontinued operations						
Profit from discontinued operations	(a)	–	5.8	5.8	1.2	7.0
Profits attributable to equity shareholders		12.6	24.6	37.2	–	37.2

note

37 Transition to IFRS (continued)

Reconciliation of equity

As at 31 December 2004	Note	As reported (UK GAAP) £m	Total effect of transition to IFRS £m	Restated under IFRS £m
Assets				
Non current assets				
Property, plant and equipment		75.6	–	75.6
Goodwill	(b)	295.4	(10.4)	285.0
Intangible assets	(c)	–	28.4	28.4
		371.0	18.0	389.0
Current assets				
Inventories		57.4	–	57.4
Trade and other receivables		85.0	–	85.0
Cash and cash equivalents		22.2	–	22.2
		164.6	–	164.6
Liabilities				
Current liabilities				
Borrowings		(6.5)	–	(6.5)
Derivative financial instruments		–	–	–
Trade and other payables	(f)	(98.6)	9.5	(89.1)
Current tax liabilities		(2.9)	–	(2.9)
Provisions		–	–	–
		(108.0)	9.5	(98.5)
Net current assets		56.6	9.5	66.1
Non-current liabilities				
Borrowings		(134.3)	–	(134.3)
Deferred tax liabilities	(e)	(7.5)	(8.2)	(15.7)
Retirement benefit obligation		(12.9)	(1.9)	(14.8)
Other non-current liabilities		(20.7)	–	(20.7)
Provisions		(9.4)	–	(9.4)
		(184.8)	(10.1)	(194.9)
Net assets		242.8	17.3	260.2
Shareholders' equity				
Ordinary share capital		39.5	–	39.5
Share premium		152.2	–	152.2
Revaluation reserve		1.7	(1.7)	–
Retained earnings		52.3	19.0	71.4
Treasury shares		(2.9)	–	(2.9)
Total shareholders' equity		242.8	17.3	260.2

Notes to the financial statements (continued)
for the year ended 31 December 2005

note

37 Transition to IFRS (continued)

(a) Discontinued operations
Under UK GAAP, revenue, operating profit and the gain/loss on disposal of businesses were shown separately for discontinued operations. The loss on disposal of £13.8m was calculated after adding back £17.4m of goodwill that had previously been written off against reserves. Any taxation cost in respect of discontinued operations was included within the taxation charge on the face of the primary statement.

Under IFRS the disclosure of operating profit, the gain/loss on disposal, and the taxation relating to discontinued operations are shown in aggregate on the primary statement. However, there is also a change to the results for the year under IFRS, as goodwill previously written off against reserves is not written back on the disposal of a business, increasing the result for the year by £17.4m.

	£m
UK GAAP	
Profit from discontinued operations	4.4
Loss on disposal of businesses	(13.8)
	(9.4)
IFRS adjustments	
Goodwill previously written off	17.4
Taxation	(1.1)
IFRS profit for the period from discontinued operations	6.9

(b) Goodwill amortisation
Under UK GAAP, the Group amortised goodwill over 20 years resulting in a charge in 2004 of £11.3m before deferred tax (£8.5m after crediting deferred tax), of which £11.2m related to continuing operations. Under IFRS, goodwill is not amortised but is tested for impairment both annually and when there are indications that the carrying value may not be recoverable.

£29.6m has been reclassified from goodwill to intangible assets in accordance with the transition to IFRS 3. This is partly offset by an £8.0m adjustment which increases goodwill in respect of deferred taxation of the intangible assets to be amortised. The net adjustment to goodwill is a reduction of £10.4m.

	£m
UK GAAP	295.4
IFRS Adjustments	
Reclassification to intangible assets	(29.6)
Deferred tax on intangible assets	8.0
Amortisation reversed	11.2
	(10.4)
IFRS	285.0

(c) Acquired intangible assets
Under UK GAAP the Group did not separately identify acquired intangible assets from goodwill. Under IFRS, £29.6m of acquired intangible assets, including patents, trade secrets and trade marks are recognised separately from goodwill, capitalised at fair value and amortised over their estimated economic useful lives. The amortisation charge in 2004 was £1.2m (and £0.8m after tax) and results in a balance of £28.4m as at 31 December 2004.

(d) Share based payments
Under UK GAAP no expense was recognised for equity settled share based remuneration. Under IFRS an expense is recognised and is based on the fair value as determined by reference to appropriate option pricing models for all such share based remuneration granted after the transition date of 7 November 2002. A prior year adjustment to the balance sheet as at 1 January 2004 of £0.6m of deferred tax in respect of share based payments, was necessary. There is a charge in 2004 resulting in a reduction in profit before tax of £0.8m and £0.5m net of taxation for the 2004 financial year.

note

37 **Transition to IFRS (continued)**

(e) Taxation

A reconciliation of the charge on a UK GAAP basis and an IFRS basis is set out below.

	£m
UK GAAP	
Taxation charge for the year	(9.4)
IFRS adjustments	
Taxation on discontinued operations (note (a))	0.9
Deferred tax on amortised goodwill (note (a))	(2.8)
Deferred tax on share based payments (note (d))	0.3
Deferred tax on amortisation of intangibles (note (b))	0.4
	(1.2)
Taxation on continuing operations	(10.6)

Under UK GAAP, deferred taxation was not charged on property revaluation surpluses but it is accounted for under IFRS. There is no impact on the income statement as any charge or credit is recorded in the Statement of Recognised Income and Expense.

An additional £8.2m of deferred tax liabilities also arise from the reclassification of elements of goodwill to specific intangible assets, in accordance with IFRS 3.

	As at 31.12.04	As at 1.01.04
UK GAAP deferred tax	(7.5)	(4.0)
Adjustments to IFRS		
Share based payments	1.1	0.6
Property revaluation	(0.6)	(0.8)
Goodwill amortisation	(2.8)	–
Pension deficit	1.9	1.4
Intangible asset amortisation	0.4	–
Intangible asset	(8.2)	–
	(8.2)	1.2
	(15.7)	(2.8)

(f) Dividends

Under UK GAAP, dividends are accrued on the balance sheet when they are proposed by the Board. Under IFRS dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. Therefore, only dividends approved in 2004, equivalent to those paid in the period, are charged in 2004 with the result that the final proposed dividend in respect of 2003 amounting to £8.0m is added back to Equity Shareholders' Funds at 1 January 2004 and £9.5m is added back at 31 December 2004 in respect of the final proposed dividend of 2004.

(g) Research and development

The Group did not capitalise research and development expenditure under UK GAAP. Under IFRS, the Group will be required to capitalise development expenditure if certain criteria, which will include assessing that projects are commercially viable and that the same has been documented, have been met. No adjustment is necessary for 2004 as the required documentation was not in place, but development expenditure on a number of projects have been capitalised in 2005.

(h) Financial instruments

IAS 32 (Financial Instruments: Disclosure and Presentation), and IAS 39 (Financial Instruments: Recognition and Measurement) were adopted on 1 January 2005. For the year ended 31 December 2004 there is no impact on the financial statements. However, between 31 December 2004 and 1 January 2005 there was a £0.4m reduction in Equity Shareholders' Funds to reflect transitional adjustments in respect of fair value.

Principal subsidiaries

The following were the principal subsidiary undertakings at 31 December 2005. All subsidiary undertakings are wholly owned and operate principally in the country of incorporation or registration unless stated otherwise. The list excludes (under the provisions of section 231 of the Companies Act 1985) certain subsidiary undertakings which do not materially affect the accounts.

Name of company	Country of incorporation or registration	Nature of business
Laird Technologies		
AMC Centurion AB*	Sweden	Antennae and power products
AMC Centurion (Beijing) Co. Limited*	China	Antennae and power products
Cateron Technology Company Limited	Taiwan	EMI and thermal shielding
Centurion Electronics (Shanghai) Limited*	China	Antennae and power products
Centurion Wireless Technologies, Inc*	USA	Antennae and power products
Centurion Wireless Components (M) SDN. BHD*	Malaysia	Antennae and power products
Laird Technologies Antennagyarto KFT*	Hungary	Antennae and power products
Laird Technologies GmbH.*	Germany	EMI shielding
Laird Technologies, Inc.*	USA	EMI shielding
Laird Technologies Japan, Inc. *	Japan	EMI shielding
Laird Technologies Korea Y.H.*	Korea	EMI shielding
Laird Technologies (Shanghai) Limited*	China	EMI shielding
Laird Technologies Limited*	England	EMI and thermal shielding
Laird Technologies S.A.S. *	France	EMI shielding
Laird Technologies (SEA) PTE Limited*	Singapore	EMI shielding
Laird Technologies (Shenzhen) Limited*	China	EMI shielding
Laird Technologies S.R.O.*	Czech Republic	EMI shielding
Laird Technologies Taiwan, Inc.	Taiwan	EMI shielding
Melcor Corporation*	USA	Thermal shielding
R&F Products, Inc.*	USA	EMI shielding
Tianjin Laird Technologies Limited*	China	EMI shielding
Thermagon, Inc*	USA	Thermal shielding
Laird Security Systems		
Amesbury Group, Inc.*	USA	Building seals
Amesbury Group – Plastics Profiles, Inc.*	USA	Window components
Balance Systems, Inc.*	USA	Window components
BSI Door Hardware, Inc*	USA	Window and door hardware
Builders Hardware, Inc.*	USA	Window and door hardware
ERA Products Limited*	England	Security locks and hinges
EWS (Manufacturing) Limited*	England	Window components
Fastek Products, Inc*	USA	Window components
Intron Limited ("Homesafe")*	England	Composite doors
Laird Lifestyle Products Limited*	England	Conservatories and doors
Laird Security Hardware Limited*	England	Window components
Laird Security Systems (Ningbo) Limited*	China	Window components
Lindman Limited*	England	Composite doors
Linear Limited*	England	Building seals
LSSD UK Limited	England	Building products
Securidor Limited*	England	Composite doors
Ventrolla Limited*	England	Weather seal installation

* Held by a subsidiary undertaking

Five year summary

Trading results	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Revenue					
– continuing operations	**490.3**	345.5	270.1	261.7	264.7
– discontinued operations	**18.5**	123.3	158.7	231.6	316.7
Total revenue	**508.7**	468.0	428.8	493.3	581.4
Operating profit					
– continuing operations	**65.8**	47.4	34.4	30.2	26.9
– discontinuing operations	**(0.2)**	4.5	7.0	4.1	4.3
	65.6	51.9	41.4	34.3	31.2
Exceptional items	**(15.5)**	–	(5.9)	(14.4)	(6.6)
Amortisation of acquired intangible assets	**(4.4)**	(1.2)	(10.6)	(10.6)	(10.4)
(Loss)/profit on disposal of businesses	**(7.8)**	3.6	–	(58.8)	–
Finance charges	**(10.5)**	(5.6)	(4.0)	(4.9)	(6.0)
Financial instruments-fair value adjustment	**(1.1)**	–	–	–	–
Profit before tax	**26.3**	48.7	20.9	(54.4)	8.2
Taxation	**(6.1)**	(11.5)	2.9	(5.8)	(5.5)
Profit/(loss) after tax	**20.2**	37.2	23.8	(60.2)	2.7
Underlying profit	**55.1**	46.4	37.4	29.4	25.2
Non-current assets	**447.7**	390.4	245.0	244.0	305.5
Other net current assets	**180.7**	163.2	37.0	46.7	53.7
Net borrowings	**148.1**	118.6	60.1	66.6	66.7
Shareholders' equity	**284.3**	260.2	193.8	199.9	258.4
Basic earnings per share	**12.8p**	25.5p	16.8p	(42.5)p	1.9p
Basic underlying earnings per share	**28.9p**	26.3p	21.6p	15.8p	12.7p
Dividends per share	**9.75p**	9.2p	8.6p	8.3p	11.1p
Dividend cover	**1.3**	2.6	1.9	–	0.2

This information is prepared under IFRS for 2005 and 2004 and UK GAAP for 2003, 2002, and 2001 with presentational changes to the 2005 and 2004 information to align it with UK GAAP disclosure.

Shareholder information

Financial calendar

31 December 2005	Financial year end
16 March 2006	Announcement of results
12 May 2006	Annual General Meeting
5 May 2006	Record date for final dividend
2 June 2006	Payment of final dividend
August 2006	Announcement of half year results
November 2006	Normal record date for interim dividend
December 2006	Normal payment date for interim dividend
31 December 2006	Financial year end

Administrative enquiries

Administrative enquiries concerning shareholdings in The Laird Group PLC, such as the loss of a share certificate, dividend payments, or a change of address should be directed, in the first instance, to the Registrar whose address is:

Lloyds TSB Registrars
The Causeway,
Worthing, West Sussex BN99 6DA
Telephone 0870 600 3970
Telephone (overseas) +44 121 415 7047
www.shareview.co.uk

Correspondence should refer to The Laird Group Public Limited Company and state clearly the registered name and address of the shareholder. Please notify the Registrar promptly of any change of address.

Dividend bank mandates

Should you wish dividends to be paid directly into a bank or building society account and notification to be sent to your shareholder register address, please contact the Company's Registrar, Lloyds TSB Registrars, for a dividend mandate form.

Advisers

Stockbrokers
JPMorgan Cazenove Limited

Financial advisers
N M Rothschild & Sons Limited

Principal bankers
HSBC Bank plc
The Royal Bank of Scotland plc

Principal lawyers
Ashurst
Pinsent Masons
Proskauer Rose LLP

Analysis of shareholders as at 31 December 2005

Size of shareholding	Number of holders	% of total	Total holding	% of total
Up to 5,000 shares	3,567	86.3	3,219,503	2.0
5,001 to 50,000 shares	321	7.8	4,947,795	3.1
50,001 to 200,000 shares	111	2.7	11,979,375	7.5
Over 200,000 shares	134	3.2	139,634,003	87.4
Total	4,133	100.0	159,780,676	100.0

THE LAIRD GROUP PLC
PARENT COMPANY ACCOUNTS

Statement of directors' responsibilities
in relation to the accounts

The following statement, which should be read in conjunction with the report of the independent auditors set out on page 85, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit or loss of the Company for the financial year.

The directors consider that in compiling the accounts on pages 86 to 98, which have been prepared on a going concern basis, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The directors, having prepared the accounts, note that the auditors are required by the Companies Act 1985 to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent auditors' report
to the shareholders of The Laird Group PLC

We have audited the parent company financial statements of The Laird Group PLC for the year ended 31 December 2005 which comprise the Balance Sheet and the related notes 1 to 15. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of The Laird Group PLC for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report, the Directors' remuneration report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the parent company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Chief Executive's report and review, the Finance Director's report and the Corporate governance report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered auditor
London
15 March 2006

Notes :

1. The maintenance and integrity of The Laird Group PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.
2. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Parent company balance sheet
as at 31 December

	Note	2005 £m	2004 (restated) £m
Fixed assets			
Tangible assets	2	**0.2**	0.1
Investments	3	**420.2**	410.7
Other non-current asset derivatives		**15.6**	-
Other non-current assets	4	**193.0**	194.9
		629.0	605.7
Current assets			
Trade and other receivables	5	**56.1**	52.0
Cash at bank		**-**	0.3
		56.1	52.3
Creditors: amounts falling due within one year			
Borrowings	6	**(5.1)**	(3.9)
Derivative financial instruments		**(1.4)**	-
Other	8	**(2.4)**	(9.7)
		(8.9)	(13.6)
Net current assets		**47.2**	38.7
Total assets less current liabilities		**676.2**	644.4
Creditors: amounts falling due after more than one year			
Borrowings	6	**(136.2)**	(104.7)
Other	8	**(237.3)**	(214.7)
Provisions for liabilities and charges	10	**(2.9)**	(4.3)
Pension liability	11	**(14.8)**	(4.9)
		285.0	315.8
Capital and reserves			
Ordinary share capital	12	**40.0**	39.5
Share premium account	13	**155.5**	152.2
Special reserve	13	**55.5**	55.5
Retained earnings	13	**36.7**	71.5
Treasury shares	13	**(2.7)**	(2.9)
Equity shareholders' funds		**285.0**	315.8

The accounts were approved by the Board of Directors on 15 March 2006 and were signed on its behalf by:

P J Hill
J C Silver
Directors

Notes to the financial statements of parent company
for the year ended 31 December 2005

1. **Accounting policies**

Basis of preparation
The accounts of The Laird Group PLC have been prepared under the historical cost convention in accordance with UK accounting principles (including applicable accounting standards).

Profit and loss
As permitted by the exemption in Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account. Details are set out in note 13.

Depreciation
Depreciation is calculated to write off the cost or valuation of fixed assets evenly over their expected useful lives, principally as follows:

Computer equipment	5 years or less
Motor vehicles	4 years
Other plant and machinery	13 years or less

A proportion of one year's depreciation is charged in the year the asset comes into service or is sold.

Pensions
The service cost of providing retirement benefits to employees during the year is charged to the operating profit or loss in the year. The full cost of providing amendments to benefits in respect of past service and gains and losses arising on unanticipated settlements or curtailments are also charged to the operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the year and the expected increase in liabilities of the schemes are included within other finance (charges)/income. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year together with differences from changes in assumptions. The deficit on defined benefit pension schemes, net of deferred tax, is reported on the balance sheet as the pension liability.

The effect of adopting FRS 26 was to recognise additional income of £8.3m based upon the movement in the fair values of financial instruments during the period. There was no material impact arising from the adoption of FRS 23.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but which have not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more or a right to pay less or to receive more, tax subject to the following:

(a) Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.

(b) Deferred tax is not recognised on unremitted earnings of overseas subsidiaries unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

(c) Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are translated at the rates of exchange ruling at the balance sheet date.

Notes to the financial statements of parent company (continued)

for the year ended 31 December 2005

1. Accounting policies (continued)

Financial assets

Debtors are the only category of financial assets held by the Company. Debtors are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, debtors are carried at amortised cost. Provision is made when there is objective evidence that the Company will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote. The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired.

If there is objective evidence that an impairment loss on debtors carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced, with the amount of the loss recognised in the profit and loss account.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Financial liabilities

All financial liabilities are initially recognised at fair value. Measurement after initial recognition is at amortised cost, with the changes in the carrying amount being taken through the profit and loss account.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance income and finance expense.

Derivative financial instruments

The Company uses derivative financial instruments such as currency swap contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 1 January 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken in the profit and loss account.

Derivative financial instruments and hedging for the year ended 31 December 2004

The Company has taken advantage of the exemptions contained within the transitional provisions of FRS 25 and 26. Comparative amounts have been stated in accordance with UK GAAP, deferring the adoption of FRS 25 and 26 until 1 January 2005. The previous accounting policy for financial instruments under UK GAAP was that forward foreign exchange contracts are used to hedge foreign currency exposures arising on committed future transactions in foreign currencies. The rates under such contracts are used to record the hedged item. Interest differentials on interest rate swaps are recognised by adjusting net interest payable on an accruals basis. Interest rate swaps are not revalued to fair value prior to maturity.

Share based payments

In accordance with the transitional provisions of FRS 20, the expense recognised in the Company profit and loss account relates to equity settled grants made after 7 November 2002 that had not vested on 1 January 2005.

The fair value of Long Term Incentive Plan (LTIP) shares awarded is estimated at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP shares were awarded including market based performance conditions. The fair value of share options granted is estimated at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. Non-market company performance conditions are not taken into account when estimating the fair value.

For grants that ultimately do not vest charges previously made are reversed except that an expense is recognised for awards where vesting is conditional upon a market condition and these are treated as vesting irrespective of whether or not the market condition is satisfied, provided all the other performance conditions are satisfied.

1. **Accounting policies (continued)**

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the achievement or otherwise of non-market conditions, the number of equity instruments that will ultimately vest or in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous balance sheet date is recognised in the profit and loss account, with a corresponding entry in equity.

Where the terms for an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share based payment, or is otherwise beneficial to the employee as measured at the date of modification.

In circumstances where the equity settled grant is cancelled or settled, it is treated as if it had vested on the date of cancellation or settlement, and any expense not yet recognised for the grant is recognised immediately.

Changes in accounting policy
The Company has adopted FRS 20, 'Share-based payments', FRS 21, 'Events after balance sheet date', FRS 23 'The Effects of Changes in Foreign Exchange Rates' FRS 25, 'Financial instruments – disclosure and presentation' and FRS 26 'Financial Instruments: Measurement'. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated where exemptions are not available.

The effect of adopting FRS 20 was to recognise an additional charge of £1.6m (2004, £0.8m) in the year based on the fair value of shares awarded and share options granted.

The effect of adopting FRS 21 was to recognise the final dividend for the year ended 31 December 2004 in the current year. The final proposed dividend for the current year of £10.3m will be recognised in the following year as it has yet to be approved by shareholders at the forthcoming AGM.

The effect of adopting the presentation requirements of FRS 25 are set out in note 7.

Impact on financial statements
The 2004 accounts previously reported have been restated for the adoption of FRS 20, FRS 21 and FRS 26 as follows: 'dividend accruals' have decreased by £9.5m and a deferred tax asset of £0.9m on share based payments has been recognised. The net impact is that the loss for the year has decreased by £10.4m and 'shareholders' funds' increased by £10.4m.

2. **Tangible assets**

The fixed assets of the Company at a cost of £0.7m (2004 £0.5m) and accumulated depreciation of £0.5m (2004, £0.4m) are included above. There were additions of £0.2m and disposals of £nil during the year and depreciation in the year was £0.1m.

3. **Investments in subsidiaries**

	2005 £m	2004 £m
Shares in subsidiaries at cost	**464.1**	452.0
Less provisions for diminuation in value	**(43.9)**	(41.3)
	420.2	410.7

Principal subsidiary undertakings at 31 December 2005 are disclosed in the The Laird Group PLC consolidated financial statements on page 80.

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2005

3. Investments in subsidiaries (continued)

The movement in the cost of shares in subsidiaries during the year was as follows:

	2005 £m	2004 £m
At 1 January	**410.7**	281.4
Additions	**109.8**	129.3
Disposals	**(97.7)**	-
Provision for diminuation in value	**(2.6)**	-
At 31 December	**420.2**	410.7

During the period the Company acquired 100% of the voting share capital of Cateron Corporation for £12.6m and increased its investment in Laird Holdings Limited by £3.6m. The Company disposed of its investments in Laird Technologies Shenzhen Limited and Tianjin Laird Technologies Limited to Laird Technologies Holdings II AB, an indirectly owned, 100% subsidiary of the Company as part of a Group reconstruction.

4 Other non-current assets

	2005 £m	2004 £m
Amounts owed by subsidiary undertakings	**193.0**	194.9
	193.0	194.9

5. Debtors

	2005 £m	2004 £m
Trade debtors	-	-
Amounts owed by subsidiary undertakings	**54.2**	48.2
Prepayments and accrued income	**1.8**	1.4
Taxation	**0.1**	2.4
	56.1	52.0

6. Borrowings

	2005 £m	2004 £m
Due within one year:		
Short term borrowings	-	1.7
Bank overdrafts	**5.1**	2.2
	5.1	3.9
Due after more than one year:		
US Private Placement loans 2014/2016	**81.1**	72.9
Other term loans	**55.1**	31.8
	136.2	104.7
Total borrowings	**141.3**	108.6
Borrowings are repayable as follows:		
Within one year		
Bank	**5.1**	3.9
Between two and five years		
Bank	**55.1**	31.8
In five years or more		
Other	**81.1**	72.9
Total borrowings	**141.3**	108.6

Notes

(a) Company borrowings are unsecured.

(b) Bank overdrafts are stated after applying bank account offset agreements.

(c) US Private Placement loans, arising from private placements of debt with US insurance companies, comprise Senior Notes of $140m repayable between 2014 and 2016 at an average fixed rate of interest of 5.64%.

(d) The Company had committed bilateral bank loan facilities of £195m which were underwritten for in excess of four years.

7. Financial instruments

For 2005, the Company has taken advantage of the exemption under FRS 25 "Financial Instruments: Disclosure and Presentation" for parent Company accounts. For 2004 comparatives, the Company has taken advantage of the exemption under FRS 13 "Derivatives and Other Financial Instruments: Disclosure" for parent Company accounts. The disclosures are included in the Group accounts.

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2005

8. Other creditors

	2005 £m	2004 £m
Due within one year:		
Taxation	**(1.8)**	0.3
Social security costs	**0.2**	0.5
Dividend payable	**-**	-
Other creditors	**1.6**	2.7
Accruals and deferred income	**2.4**	6.2
	2.4	9.7
Due after more than one year:		
Amounts owed to subsidiary undertakings	**236.2**	214.7
Taxation	**1.1**	-
	237.3	214.7

9. Deferred taxation

The main components of deferred tax included within provisions for liabilities and charges, are as follows:

	2005 £m	2004 £m
Deferred tax on pension liabilities	**-**	-
Chargeable gains	**2.8**	3.7
Other timing differences	**(1.5)**	(0.9)
	1.3	2.8

Deferred tax in respect of pension liabilities is disclosed in note 11.

Movements during the year were:

	£m
At 1 January 2005	2.8
Provided in the year	(0.6)
Released in the year	(0.9)
At 31 December 2005	1.3

10. Provisions for liabilities and charges

	Deferred tax £m	Other £m	Total £m
At 1 January 2005	2.8	1.5	4.3
Provided	-	0.1	0.1
Released	(1.5)	-	(1.5)
At 31 December 2005	1.3	1.6	2.9

Other provisions consist mostly of potential liabilities arising from trade and various other provisions in respect of trade undertaken by subsidiary investments that do not fit into distinct categories. The timing of cash outflows are by their nature uncertain.

11. Pension schemes

The Company operates three defined benefit schemes.

Approximately 45 (2004, 51) employees are members of these defined benefit schemes and these schemes have approximately 1,200 (2004, 1,200) deferred and current pensioners. The employer contributions made to these schemes during the year was £5.9m (2004, £1.0m). The assets are held in separate trustee administered funds. Pension costs are assessed by independent actuaries, full actuarial valuations being made every three years using either the projected unit or attained age methods. The most recent actuarial valuations were made between January 2003 and January 2005.

The total assessed value of the schemes' assets at 31 December 2005 at their market value is estimated at £66.8m (2004, £14.8m) and the liabilities estimated at £81.6m (2004, £20.6m). The resultant deficit in the schemes under FRS 17 is £14.8m (2004, £4.9m). Since last year equity markets have risen, however this increase has not been sufficient to offset reductions in corporate bond yields and higher longevity assumptions for the schemes' members which impact upon the value of discounted liabilities, resulting in a higher aggregate net pension liability.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under FRS 17 at 31 December were as follows:

	2005 £m	2004 £m	2003 £m
Annuities	**10.2**	5.5	5.9
Equities	**36.5**	5.0	4.5
Gilts and bonds	**14.6**	3.8	3.1
Other including cash	**5.5**	0.5	1.4
Total market value of assets	**66.8**	14.8	14.9
Present value of scheme liabilities	**(81.6)**	(20.6)	(18.1)
Deficit in the schemes	**(14.8)**	(5.8)	(3.2)
Related deferred tax asset	**-**	0.9	0.5
Net pension liability	**(14.8)**	(4.9)	(2.7)

The expected long term rates of return on the assets were:

	2005 %	2004 %	2003 %
Gilts and bonds	**4.4**	4.6	5.2
Equities	**8.0**	8.2	8.5

The returns on the annuities match the relevant liabilities.

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2005

11. Pension schemes (continued)

For FRS 17 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were:

	2005 %	2004 %	2003 %
Inflation	**2.75**	2.7	2.65
Salary increases	**3.75**	4.7	4.65
Discount rate for liabilities	**4.75**	5.4	5.6

Analysis of the defined benefit cost for the year ended 31 December :

	2005 £m	2004 £m
Current service cost	**0.9**	0.7
Past service cost	**-**	-
Gain on settlements or curtailments	**-**	-
Total charge to operating profit	**0.9**	0.7
Expected return on pension investments	**(0.9)**	(0.9)
Interest on pension liabilities	**1.2**	1.0
Total charge to other finance expense	**0.3**	0.1
Total charge to profit and loss account before deduction of tax	**1.2**	0.8

Analysis of the amount recognised in the statement of total recognised gains and losses ("STRGL"):

	2005		2004	
	% of Plan assets/ liabilities	**£m**	% of Plan assets/ liabilities	£m
Actual return less expected return on pension scheme assets	**2**	**1.5**	(8)	(1.2)
Experience (loss)/gain on Plan liabilities	**-**	**0.2**	2	0.5
Loss on change of assumptions	**4**	**(3.4)**	8	(1.6)
Total actuarial loss recognised in STRGL	**2**	**(1.7)**	(11)	2.3

Analysis of movements in the deficit during the year:

	2005 £m	2004 £m
Deficit at 1 January	**(5.8)**	(3.2)
Current service cost	**(0.9)**	(0.7)
Contributions	**2.0**	0.5
Past service cost	**-**	-
Settlement/curtailment gain	**-**	-
Other finance expense	**(0.3)**	(0.1)
Actuarial loss	**(1.7)**	(2.3)
Acquisition gain/(loss)	**(8.1)**	-
Deficit at 31 December	**(14.8)**	(5.8)

The acquisition loss of £8.1m in 2005 is a result of the Company including the 1977 Plan within the above schemes.

12. Authorised and issued share capital

Authorised	2005 £m	2004 £m
240,000,000 (2004, 200,000,000) ordinary shares of 25p each	**60.0**	50.0

Issued and fully paid	2005 Shares	2005 £m	2004 Shares	2004 £m
Ordinary shares of 25p each				
At 1 January	**157,927,259**	**39.5**	143,171,694	35.8
Issued	**1,853,417**	**0.5**	14,755,565	3.7
At 31 December	**159,780,676**	**40.0**	157,927,259	39.5

During the year the issued share capital was increased by the issue of 1,853,417 ordinary shares with a nominal value of £463,354 for a consideration of £3,769,481. On 15 December 2005 72,417 ordinary shares were issued as part deferred for the acquisition of Centurion Wireless Technologies, Inc. with a value of £293,289. 1,596,500 ordinary shares were issued under the Company's 1994 executive share option scheme for a consideration of £3,028,137 and 184,500 ordinary shares were issued under the Company's 2003 executive share option scheme for a consideration of £448,055. 159,780,676 ordinary shares of 25p each were in issue at the year end (2004, 157,927,259).

13. Shareholders' funds

	Share capital £m	Share premium £m	Special reserve £m	Profit and loss account £m	Investment in own shares £m	Total £m
At 1 January 2004	35.8	106.6	55.5	82.9	(2.9)	277.9
Total recognised gains and losses	-	-	-	(8.1)	-	(8.1)
Exercise of share options	0.2	1.3	-	-	-	1.5
Issue of shares on acquisition of businesses	3.5	44.3	-	-	-	47.8
Share based payments	-	-	-	0.8	-	0.8
Dividends paid	-	-	-	(14.5)	-	(14.5)
At 31 December 2004 as previously reported	39.5	152.2	55.5	61.1	(2.9)	305.4
Adjustment for implementation of FRS 20/21	–	–	–	10.4	–	10.4
At 31 December 2004 (restated)	39.5	152.2	55.5	71.5	(2.9)	315.8
Adjustment for implementation of FRS 25/26	–	–	–	(3.4)	–	(3.4)
At 1 January 2005	39.5	152.2	55.5	68.1	(2.9)	312.4
Total recognised gains and losses	-	-	-	(18.1)	-	(18.1)
Exercise of share options	0.5	3.0	-	-	-	3.5
Issue of shares on acquisition of businesses	-	0.3	-	-	-	0.3
Share based payments	-	-	-	1.6	-	1.6
Investment in own shares	-	-	-	-	0.2	0.2
Dividends paid	-	-	-	(14.9)	-	(14.9)
At 31 December 2005	40.0	155.5	55.5	36.7	(2.7)	285.0

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2005

13. Shareholders' funds (continued)

The investment in own shares are those held by the Company ESOP Trust as described on page 31 of the Directors' remuneration report. At 31 December 2005 the Trust held 1,015,000 shares (2004, 1,015,000 shares) of which 913,700 relate to the Long Term Incentive Plan. The shares held by the Trust had a total market value at that date of £4.3m (2004, £3.2m).

A loss after taxation of £7.1m (2004, £5.6m) has been debited to the profit and loss account brought forward of the Company after debiting exchange losses of £6.2m (2004, £4.6m) and crediting dividends from subsidiary undertakings of £1.8m (2004, £6.5m). Movements on equity not recognised in the profit and loss account were £11.0m. The profit and loss account brought forward at 1 January 2005 is after crediting prior year adjustments of £10.4m relating to dividends of £9.5m and deferred tax on share based payments of £0.9m. The special reserve of £55.5m was created by a transfer from the share premium account under High Court Sanction in December 1989. No profit and loss account is presented for the Company as permitted by section 230 of the Companies Act 1985.

14. Contingent liabilities

At 31 December 2005 the Company had contingent liabilities as follows:

(a) guarantees in respect of US Private Placement loans of £32.3m (2004, £31.8m); and

(b) guarantees relating to the performance of contracts of subsidiary undertakings.

There are legal claims against the Company but none where the Board takes the view that it is likely that damages will be awarded against the Group which would have a materially adverse effect on its financial position.

15. Share based payments

The Directors' remuneration report on page 26, sets out the general terms and conditions including vesting requirements for all share based payment schemes; the Long Term Incentive Plan (LTIP), the 1994 Share Option Scheme and the 2003 Executive Share Option Plans.

All share based payments are equity settled. An expense of £1.6m was recognised in the year (2004, £0.8m) before employer's national insurance and was based on the fair value of the LTIP's shares awarded and the share options granted.

The following table shows the number of LTIP awards including LTIP awards granted during the year.

	2005	2004
Awarded in 2003	**484,000**	484,000
Awarded in 2004	**429,700**	429,700
Outstanding as at 1 January	**913,700**	913,700
Awarded during the year	**503,000**	-
Outstanding as at 31 December	**1,416,700**	913,700

15. Share based payments (continued)

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 1994 Share Option Scheme.

	2005 Number	2005 WAEP (p)	2004 Number	2004 WAEP (p)
Outstanding as at 1 January				
Option prices 140-250p	**1,498,373**	**165**	2,417,024	168
Option prices 251-350p	**557,000**	**286**	781,000	294
Option prices 351-457p	**311,000**	**411**	331,000	412
	2,366,373	**226**	3,529,024	219
Exercised				
Option prices 140-250p	**(1,224,500)**	**164**	(851,651)	174
Option prices 251-350p	**(372,000)**	**275**	-	-
Expired	**(83,000)**	**380**	(259,000)	311
Forfeited	**-**	**-**	(52,000)	174
	686,873	**291**	2,366,373	226
Outstanding as at 31 December				
Option prices 140-250p	**273,873**	**168**	1,498,373	165
Option prices 251-350p	**185,000**	**309**	557,000	286
Option prices 351-457p	**228,000**	**423**	311,000	411
	686,873	**291**	2,366,373	226
Exercisable at 31 December	**686,873**	**291**	311,000	411

As at 1 January, options over 222,873 shares (2004, 222,873 shares) and at 31 December options over 222,873 shares (2004, 222,873 shares) were recognised in accordance with FRS 20 and resulted in a charge against profits. The balance of the share options were granted prior to 7 November 2002 and do not result in a charge against profits in accordance with the provisional arrangements of FRS 20. The weighted average share price at the date of exercise for the options exercised was 353p (2004, 337p). For the share options outstanding at 31 December 2005, the weighted average remaining contractual life is 4.3 years (2004, 5.7 years).

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2005

15. Share based payments (continued)

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 2003 Executive Share Option Plan.

	2005 Number	**2005 WAEP (p)**	2004 Number	2004 WAEP (p)
Outstanding as at 1 January				
Option prices 140-250p	**1,018,000**	**207**	1,073,000	207
Option prices 251-343p	**952,200**	**287**	30,000	267
	1,970,200	**245**	1,103,000	209
Issued	**1,029,500**	**343**	940,200	287
Exercised				
Option prices 140-250p	**(110,000)**	**207**	-	-
Option prices 251-343p	**(74,500)**	**296**	-	-
Forfeited	**(25,500)**	**343**	(73,000)	227
	2,789,700	**281**	1,970,200	245
Outstanding as at 31 December				
Option prices 140-250p	**908,000**	**207**	1,018,000	207
Option prices 251-343p	**1,881,700**	**316**	952,200	287
	2,789,700	**281**	1,970,200	245
Exercisable at 31 December	**20,000**	**239**	-	-

All shares in the table above were recognised in accordance with FRS 20 as noted above. The weighted average share price at the date of exercise for the options exercised was 345p. None were exercised in 2004. For the share options outstanding at 31 December 2005, the weighted average remaining contractual life is 8.3 years (2004, 8.8 years). 194,000 options (2004, 194,000) in the price range 140p to 250p and 558,800 options (2004, 267,200) in the price range 251p to 343p are subject to the higher performance targets set out in the table on page 29 of the Directors' remuneration report.

The fair value of LTIP shares awarded is estimated as at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP's shares were awarded including the market based performance conditions set out in the Directors' remuneration report.

The fair value of share options granted is estimated as at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. The non-market company performance conditions set out in the Directors' remuneration report are not taken into account when estimating the fair value.

The weighted average fair value of LTIP shares awarded during the year was 195p (2004, 177p) and of share options granted during the year was 108p (2004, 92p).

The following table lists the inputs to the valuation models for the years ended 31 December 2004 and 31 December 2005.

	LTIP 2005	LTIP 2004	**ESOP 2005**	ESOP 2004
Dividend Yield (%)	**3.25**	3.25	**3.25**	3.25
Expected Share Price volatility (%)	**35**	35	**35**	35
Expected comparator volatility (%)	**40**	40	**n/a**	n/a
Risk-free interest rate (%)	**n/a**	n/a	**4.8**	4.6
Expected life of LTIP/option (years)	**3.0**	3.0	**7.5**	7.5
Weighted average share price	**342.5**	287.3	**342.5**	287.3

The expected life of the share based payments is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility of the LTIP shares is based on historical volatility; average of monthly activity over the last three years. Expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may not necessarily prove to be the actual outcome. Dividends are not payable on the LTIP shares prior to vesting and this is taken into account in calculating the fair value.

For the share option schemes, no allowance is considered necessary for leavers pre-vesting.

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